11\3

05013317

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayne Pharma Limited

*CURRENT ADDRESS Level 21/390 St. Kilda Rd.
Melbourne 3004
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2005 E
THOMSON
FINANCIAL

FILE NO. 82- 34935 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBL
DAT : 12/16/05

82-34935

RECEIVED

2005 NOV -3 A 10:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
6-30-05

mayne

MAYNE DEMERGER
OF MAYNE PHARMA LIMITED

An explanation for shareholders



THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

You should read this document in its entirety prior to deciding whether or not to vote in favour of the Demerger Proposal. If you are in any doubt as to how to deal with this document, please consult your legal or financial advisor immediately. If you have recently sold all of your Mayne Group Limited shares, please ignore this document.

The Demerger of Mayne Pharma Limited is to be effected by a reduction in the capital of Mayne Group Limited and a scheme of arrangement between Mayne Group Limited and its shareholders. **The directors of Mayne Group Limited unanimously recommend that you vote in favour of each of the resolutions required to implement the Demerger Proposal.**

Contents

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

[xxx] October 2005

Dear Shareholder,

Over the last three years, Mayne Group Limited ('Mayne') has reshaped its business to focus on healthcare and those segments within the healthcare industry that are expected to deliver attractive returns for shareholders over the medium to long term. This strategy has involved both the divestment of non-core businesses and investments in those businesses which your directors believe have significant future potential.

Since 1 July 2002, Mayne has invested more than A$700 million to grow its international injectable generic and specialty pharmaceutical operations and almost A$600 million in its domestic healthcare businesses (pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products) through capital expenditure and acquisitions. Through both organic growth and these investments, Mayne now has a leading market position in each of these businesses.

On 4 May 2005, Mayne announced that it was undertaking a strategic review to assess the merits of a demerger. After conducting further work as part of that review process, Mayne confirmed on 17 June 2005 that the Board had determined to proceed with a demerger involving separate Australian listings of its global pharmaceutical business and its domestic healthcare businesses. The effect of the proposed Demerger is that your investment in Mayne will be split into separate investments in two companies, both listed on the Australian Stock Exchange:

- Mayne Pharma Limited: an international pharmaceutical company focused on the research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals; and
- AustCo Limited: a large Australian healthcare-focused company with leading market positions in pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products.

Your directors unanimously believe that a demerger of Mayne Pharma is the best way to maximise the value of your investment in Mayne. It will result in the creation of two focused companies that are better able to concentrate on their core activities, pursue growth opportunities, and establish capital structures and financial policies appropriate to their own particular strategic and operational objectives.

Since the announcement on 4 May 2005 that Mayne was considering a demerger, Mayne Shares have traded at prices substantially above the share price before the announcement. Your directors believe that this movement in the share price reflects, in part, the potential benefits of the Demerger. We also believe that the pharmaceutical business is now of a size and scale that allows it to operate as a separate, stand-alone entity and that now is the appropriate time for the Demerger to be implemented.

Importantly, the proposed Demerger will give shareholders the ability to invest in two separate companies with different investment profiles. The businesses within AustCo have a history of relatively stable earnings and cashflows and are expected to have a policy of paying a higher proportion of profits as dividends. Mayne Pharma, on the other hand, participates in the higher growth and more volatile generic and specialty pharmaceuticals industry, where therefore likely to reinvest most of its earnings in its business to continue its growth and consequently is expected to pay lower dividends to its shareholders in line with its international competitors.

Given the differing natures of the two businesses being demerged, Mayne has secured the appointment of two specialist Chief Executive Officers that are well qualified to lead these businesses. Dr Thierry Soursac and Mr Robert Cooke are outstanding executives with strong credentials and impressive track records and we are very pleased that they have agreed to lead Mayne Pharma and AustCo respectively if the Demerger becomes effective.

As part of the Demerger process, the existing Mayne Group Limited will change its name to AustCo Limited, while Mayne Pharma will operate with the Mayne brand. This is an important step in each group building its new identity.

The Demerger requires the approval of Mayne's shareholders and the Supreme Court of Victoria. If the Demerger is approved and implemented, eligible Mayne shareholders will receive one share in Mayne Pharma for every Mayne Share they own and will retain their existing Mayne Shares.

Your directors unanimously recommend that you vote in favour of the resolutions to implement the Demerger and change the name of Mayne to AustCo Limited. All directors intend to vote their own Mayne Shares in favour of the resolutions.

The Mayne Board has also appointed an independent expert, Grant Samuel, to review the proposed Demerger. Grant Samuel has concluded [that shareholders are likely to be materially better off if the Demerger proceeds than if it does not, and that the Demerger is in the best interests of Mayne shareholders and does not materially prejudice the interests of the creditors of Mayne or Mayne Pharma]. Grant Samuel's report is set out in its entirety in Part 12 of this document.

Shareholders can either vote in person or by proxy (by completing and returning the proxy forms included with this document) at meetings commencing at 10:00 am (Melbourne time) on 16 November 2005.

This document contains important information to help you make an informed decision about how to vote on the resolutions to implement the Demerger. I urge you to read it carefully.

If you have any questions about the proposed Demerger of Mayne Pharma, please contact ASX Perpetual Registrars Limited on 1300 727 265 (within Australia only) or +61 3 9615 9128 (International) between 9:00 am and 5:00 pm (Melbourne time) on Monday to Friday. On behalf of your directors, I look forward to seeing you on 16 November 2005.

Yours sincerely

SIGNATURE TO BE INSERTED

Peter Willcox

Demerger timetable and key dates

Event	Time and Date
Last time and date by which the General Meeting Proxy Form and the Scheme Meeting Proxy Form can be lodged	10:30 am on Monday 14 November 2005
Time and date for determining eligibility to vote at the General Meeting and Scheme Meeting	7:00 pm on Monday 14 November 2005
General Meeting	10:00 am on Wednesday 16 November 2005
Scheme Meeting	10:30 am on Wednesday 16 November 2005 (or as soon thereafter as the General Meeting has concluded or has been adjourned)

The times and dates below are indicative only and Mayne has the right to vary any or all of these dates and times without notifying shareholders. Certain dates are conditional on the approval of those dates by ASX and the Court.

Event	Time and Date
Court hearing for approval of the Scheme	Friday 18 November 2005
Effective Date	Friday 18 November 2005
Last day Mayne Shares trade on ASX on a cum-entitlement basis	Friday 18 November 2005
AustCo Shares commence trading on ASX ex-entitlement to Mayne Pharma Shares under the code '[xxx]'	Monday 21 November 2005
Mayne Pharma Shares commence trading on ASX on a deferred settlement basis under the code 'MYP'	Monday 21 November 2005
Record Date – time and date for determining entitlements to Mayne Pharma Shares	7:00 pm on Friday 25 November 2005
Demerger Date – capital reduction and issue of Mayne Pharma Shares to shareholders	Wednesday 30 November 2005
Dispatch of holding statements for Mayne Pharma Shares and last day of deferred settlement trading for Mayne Pharma Shares	Thursday 1 December 2005
Normal trading of Mayne Pharma Shares commences	Friday 2 December 2005
Settlement of all deferred settlement trades and trades on the first day of normal trading in Mayne Pharma Shares	Wednesday 7 December 2005
Dispatch of payment to Ineligible Overseas Shareholders	Thursday 8 December 2005

If you have any questions about the Demerger Proposal, please call ASX Perpetual Registrars Limited on 1300 727 265 (within Australia only) or +61 3 9615 9128 (International) between 9:00 am and 5:00 pm (Melbourne time) Monday to Friday.

Important notices

General

Shareholders should read this document in its entirety before making a decision as to how to vote on the resolutions to be considered at the General Meeting and the Scheme Meeting.

Purpose of this document

The purpose of this document is to explain the terms of the Demerger Proposal and the manner in which the Demerger Proposal will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of shareholders whether or not to approve the Capital Reduction Resolution and Scheme. This document includes:

- a statement of all the information known to Mayne that is material to shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Act; and
- the Explanatory Statement required by Part 5.1 of the Corporations Act in relation to the Scheme.

Preparation of and responsibility for this document

This document (including the descriptions of the outlook for each of the Mayne Pharma and AustCo businesses contained in Parts 3.11 and 4.12 respectively and other forward looking statements) has been prepared by Mayne and the board of directors of Mayne as at the date of this document and Mayne and those directors are responsible for this document. Dr Thierry Soursac and Mr Robert Cooke will be appointed to the boards of directors of Mayne Pharma and AustCo respectively with effect from the Effective Date. Neither Dr Soursac nor Mr Cooke has had any involvement in the preparation of this document and each expressly disclaims and takes no responsibility for any part of this document.

No prospectus

This document is not a prospectus lodged under Chapter 6D of the Corporations Act.

ASIC

A copy of this document has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers take any responsibility for the contents of this document. A copy of this document has been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

ASX

On or about the date of this document, Mayne Pharma will apply for admission to the official list of ASX and for official quotation of all Mayne Pharma Shares on ASX, conditional on approval of the Demerger.

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this document. The fact that ASX may admit Mayne Pharma to the ASX official list is not to be taken in any way as an indication of the merits of an investment in Mayne Pharma.

Defined terms and glossary

Capitalised terms and certain abbreviations used in this document have the defined meanings set out in Part 13 of this document. Certain technical terms used in this document have the meanings set out in Part 14 of this document.

References in this document to Mayne and AustCo

If the Demerger proceeds, shareholders will be issued with new shares in Mayne Pharma, (currently a wholly owned subsidiary of Mayne Group Limited) and will keep their existing shares in Mayne Group Limited. As part of the Demerger Proposal, the name of Mayne Group Limited will be changed to AustCo Limited.

References in this document to Mayne are to Mayne Group Limited (and, where the context requires, its subsidiaries) before the Demerger. References in this document to AustCo are to the legal entity which is currently named Mayne Group Limited and which, if the Demerger is implemented, will be renamed AustCo Limited (and, where the context requires, its subsidiaries) after the Demerger.

US shareholders

This document is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act of 1933, as amended ('Securities Act'). The Mayne Pharma Shares to be distributed under the Scheme have not been and will not be registered under the Securities Act.

None of the US Securities and Exchange Commission ('SEC'), any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Demerger Proposal or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence.

Mayne Pharma intends to furnish certain information to the SEC in accordance with Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended ('Exchange Act'), and will request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. In accordance with Australian law, Mayne Pharma will distribute to its shareholders an annual report containing a description of its operations and its annual audited consolidated financial statements prepared in accordance with Australian Accounting Standards. Mayne Pharma will not provide shareholders with a reconciliation of its financial statements to generally accepted accounting principles in the US.

The pro-forma historical financial information included in this document does not purport to be in compliance with Article 11 of Regulation S-X of the SEC.

Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any shareholder or any other person. This document should not be relied upon as the sole basis for any investment decision in relation to Mayne Shares, Mayne Pharma Shares, AustCo Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

Forward looking statements

Certain statements in this document relate to the future, including forward looking statements relating to Mayne Pharma's and AustCo's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Mayne Pharma or AustCo to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the industries in which Mayne Pharma and AustCo operate, competitive pressures, selling price and market demand. The forward looking statements in this document reflect views held only as of the date of this document.

Other than as required by law, neither Mayne nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

Subject to any continuing obligations under law or the Listing Rules or as contemplated by Part 8.17 of this document, Mayne and the Mayne Directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

Estimates

All references to estimates and derivations of the same in Parts 3 and 4 of this document are references to estimates by Mayne management, unless otherwise indicated. Management estimates are based on views at the date of this document, and actual facts or outcomes may be materially different from those estimates.

Pro-forma financial information

Unless otherwise specified, references in this document to the revenue, EBITA and EBIT of Mayne Pharma are to the pro-forma revenue, EBITA or EBIT (as appropriate) of Mayne Pharma disclosed in the pro-forma statements of financial performance set out in Part 3 of this document which have been prepared on the basis set out in that Part. Unless otherwise specified, references in this document to the revenue, EBITA and EBIT of AustCo are to the pro-forma revenue, EBITA or EBIT (as appropriate) of AustCo disclosed in the pro-forma statements of financial performance set out in Part 4 of this document which have been prepared on the basis set out in that Part.

Privacy and personal information

Mayne, Mayne Pharma and their respective share registries may collect personal information in the process of implementing the Demerger. The personal information may include the names, addresses, other contact details and details of the shareholdings of shareholders, and the names of individuals appointed by shareholders as proxies, corporate representatives or attorneys at the General Meeting or the Scheme Meeting.

Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact ASX Perpetual Registrars Limited on 1300 727 265 (within Australia only) or +61 3 9615 9128 (International) in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Demerger. The personal information may be disclosed to AustCo's and Mayne Pharma's share registries, to securities brokers and to print and mail service providers. The personal information of Ineligible Overseas Shareholders may also be disclosed to the Nominee for the purposes of the Scheme.

The main consequence of not collecting the personal information outlined above would be that Mayne may be hindered in, or prevented from, conducting the General Meeting and the Scheme Meeting and implementing the Demerger.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the General Meeting or Scheme Meeting should inform such individual of the matters outlined above.

PART 1

1.1 Background

Over the last three years, Mayne has reshaped its business to focus on healthcare and those segments within the healthcare industry that are expected to deliver attractive returns for shareholders over the medium to long term. This strategy has involved both the divestment of non-core businesses and investment in businesses which the Mayne Board believes have significant future potential.

Since 1 July 2002, Mayne has invested over A$700 million in Mayne Pharma's pharmaceutical business to establish a strong global platform in order to underpin the long term growth potential of the business. This has included upgrading its manufacturing capabilities, acquiring products and businesses that expand Mayne Pharma's product portfolio and geographic distribution capabilities, and developing relationships with companies in low-cost, high quality locations such as India and Eastern Europe that seek to establish a globally competitive supply chain. In the year ended 30 June 2005, Mayne Pharma generated reported continuing business EBITA of A$126 million[1], representing approximately 43% of Mayne's total reported continuing business EBITA[1].

Over the same period, Mayne has invested almost A$600 million in its Australian healthcare businesses (namely, pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products). This investment has included the acquisitions of QML Pathology, Queensland Diagnostic Imaging, Gippsland Pathology Services and several other smaller businesses. Each of Mayne's domestic businesses now has a leading market position in the segment in which it operates. In the year ended 30 June 2005, these businesses generated reported EBITA of A$168 million[1], representing approximately 57% of Mayne's total reported continuing business EBITA.

On 4 May 2005, Mayne announced that it was undertaking a strategic review to assess the merits of a demerger and, after conducting further work as part of that review process, Mayne confirmed on 17 June 2005 that the Mayne Board had determined to proceed with a demerger involving separate Australian listings of its global pharmaceutical business and its domestic healthcare businesses.

Mayne has also announced the appointment of Dr Thierry Soursac as Chief Executive Officer and Managing Director of Mayne Pharma and Mr Robert Cooke as Chief Executive Officer and Managing Director of AustCo, in each case subject to the Demerger being implemented.

1.2 The Demerger Proposal

If the Demerger Proposal is implemented, your investment in Mayne will be split into separate investments in two companies, both listed on the ASX. Each company will have separate management teams and boards of directors and will pursue its own strategic objectives.

(a) Mayne Pharma

Mayne Pharma will be an international pharmaceutical company focused on the research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals. Its product portfolio is focused on acute care therapeutic areas such as oncology (anti-cancer), pain management and anti-infectives, and its products are sold in over 65 countries around the world. Mayne Pharma is the market leader for injectable generic pharmaceuticals in the UK and Australia, and has leading market positions in other key Western European markets and Canada. It also has established market positions in the United States, the Middle East, Africa and Asia. A detailed description of Mayne Pharma is contained in Part 3 of this document.

It is intended that Mayne Pharma Shares will commence trading on ASX on a deferred settlement basis on 21 November 2005 under the code 'MYP'.

(b) AustCo Limited

Mayne will change its name to AustCo Limited with effect from 18 November 2005 and, whilst it will remain listed on ASX, with effect from 21 November 2005 it will cease to trade under the ASX code 'MAY' and will instead trade under the code '[xxx]'. AustCo will consist of Mayne's existing Australian healthcare businesses.

- AustCo Pathology is Australia's second largest pathology business by sales, with market leading positions in 4 states and 1 territory. It operates a network of 75 laboratories and over 580 collection centres, and employs more than 200 qualified pathologists. AustCo also operates Mayne's 49 medical centres across Australia.
- AustCo Diagnostic Imaging is one of Australia's largest diagnostic imaging businesses with over 120 sites in 3 states. It operates in public and private hospitals and stand-alone centres across Australia, and employs 180 qualified imaging specialists.
- AustCo Pharmacy is one of Australia's largest wholesalers of prescription medicines and over-the-counter products to pharmacies and owns 2 major pharmacy brands: Terry White Chemists® and Chemmart®.
- AustCo Consumer Products is Australia's leading supplier of nutriceutical products to groceries and pharmacies, with a market share of approximately 25%. It operates a number of high profile brands, including Nature's Own™, Cenovis®, Bio-Organics™ and Golden Glow®.

A detailed description of AustCo is contained in Part 4 of this document.

(c) Capital Structures of Mayne Pharma and AustCo

As part of the Demerger it is necessary to establish separate capital structures for each of Mayne Pharma and AustCo. Based on the estimated net cash flows (including capital expenditure) of the Mayne Pharma business, it is expected that Mayne Pharma will be [illegible] A$25 million. The actual net cash or net debt position of Mayne Pharma on the Effective Date

The capital structure for Mayne Pharma has been established to provide flexibility for it to grow its business. Mayne Pharma's proposed capital structure is consistent with the capital structures of many companies operating in the global generic pharmaceutical business.

AustCo's capital structure has been established with an objective of achieving an improved credit rating from that of Mayne Group at present. At 30 June 2005 the Mayne Group had net debt of A$284 million. After paying the Mayne Group final dividend for the year ended 30 June 2005 and after taking account of the costs of the Demerger and expected operating cash flows and capital expenditure, it is anticipated that AustCo will have net debt of approximately A$450 million at the Effective Date.

1.3 Implementation of the Demerger Proposal

The Demerger is proposed to be implemented by a reduction in the capital of Mayne and a scheme of arrangement between Mayne and its shareholders.

(a) Capital reduction

If the Demerger Proposal is implemented, on the Demerger Date (expected to be 30 November 2005), Mayne will reduce its capital by an amount of up to A$1,746 million applied as follows:

- A$2.49 per Mayne Share (totalling approximately A$1,597 million) will be applied on behalf of shareholders under the Scheme towards subscribing for new Mayne Pharma Shares; and
- A$149 million will be applied against Mayne's share capital account to reflect the loss in the value of the 100 Mayne Pharma Shares currently held by Mayne that will occur when approximately 640.2 million new Mayne Pharma Shares are issued to Mayne shareholders pursuant to the Scheme.

(b) Scheme of arrangement

Under the Scheme, instead of Mayne shareholders receiving their Capital Reduction Entitlements in cash, Mayne will automatically apply these amounts on behalf of shareholders as payment for the new Mayne Pharma Shares to be issued to those shareholders. Mayne shareholders will not be entitled to receive cash (except in the case of Ineligible Overseas Shareholders under the mechanism described below).

As a consequence of these steps, Eligible Shareholders will receive one Mayne Pharma Share for every Mayne Share held on the Record Date (expected to be 25 November 2005). Ineligible Overseas Shareholders will not receive Mayne Pharma Shares. Those shares will instead be issued to the Nominee and sold on the ASX. Mayne will pay any brokerage, duties and other charges associated with the sale, and the proceeds from the sale of those Mayne Pharma Shares will then be remitted to the Ineligible Overseas Shareholders.

The Demerger Proposal can only be implemented if sufficient shareholders vote in favour of the resolutions to be proposed at the General Meeting and the Scheme Meeting. The General Meeting is to be held at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria at 10:00 am on Wednesday 16 November 2005 and the Scheme Meeting is to be held at 10:30 am or as soon thereafter as the General Meeting has concluded or been adjourned.

Further details of the Scheme, including details of the approvals required from shareholders before the Demerger can proceed, are set out in Part 5.3 of this document.

1.4 Advantages, disadvantages and risks of the Demerger Proposal

The advantages, disadvantages and risks of the Demerger Proposal are set out in Part 2 of this document. The Mayne Board believes that the advantages of the Demerger Proposal include:

- The Demerger will create an international injectable generic and specialty pharmaceutical company and a leading diversified Australian healthcare company. Each company will have separate management teams and boards of directors and will be able independently to focus on its core competencies and pursue its own strategic objectives. Mayne has also secured the appointment of specialist Chief Executive Officers of Mayne Pharma and AustCo, subject to the Demerger becoming effective.
- The separation of Mayne Pharma and AustCo should improve the likelihood that the businesses will consistently achieve appropriate market valuations. Since the announcement of the Demerger, Mayne Shares have traded at prices substantially above the share price before announcement, which your directors believe reflects, in part, the potential benefits of the Demerger.
- Following the Demerger, Mayne Pharma Shares are expected to be a more attractive form of acquisition currency and Mayne Pharma should have greater ability to access equity capital markets. This increased flexibility in funding will mean that Mayne Pharma is better positioned to pursue its growth strategies and to participate in any consolidation of the generic and specialty pharmaceutical industry. Similarly, AustCo will have increased flexibility to pursue its own growth opportunities.
- The Demerger will provide existing shareholders and the investment community with the flexibility to choose the level of exposure they would like to each company. Mayne Pharma will be a growth-oriented international business, focused on injectable generic and specialty pharmaceuticals, while AustCo will remain a large healthcare-focused business with a history of consistent revenue and earnings growth.
- Each of Mayne Pharma and AustCo will be able to adopt a capital structure and operate financial policies appropriate to its own

- Each company will have the ability to improve alignment of compensation and incentives for employees and management with the performance of the individual businesses.
- The Demerger is expected to enable AustCo to achieve an improved credit rating and a lower cost of borrowing over time.

The Mayne Board believes there are some disadvantages of the Demerger Proposal, including:

- Mayne Pharma will no longer have the financial support or credit profile of being part of the Mayne Group.
- The one-off costs to implement the Demerger are expected to be around A$[80-90] million.
- There will be additional ongoing costs of approximately A$[10.5] million per annum associated with the cost of having separate insurance, senior management, share registries, boards of directors and various other corporate functions.
- The Demerger Proposal will create two smaller companies which are less diversified and as a consequence, a significant adverse event affecting either AustCo or Mayne Pharma will have a more significant effect on these companies than it would have had on the Mayne Group as a whole.

There are also certain risks associated with the Demerger that must be considered before deciding whether to vote in favour of the resolutions to be considered at the General Meeting and the Scheme Meeting. These are set out in Part 2.4 of this document.

1.5 Directors' recommendation

The Mayne Board believes that the advantages of the Demerger Proposal outweigh the disadvantages and risks. It believes that the Demerger Proposal is in the best interests of both Mayne shareholders and Mayne, and that Mayne shareholders will be materially better off if the Demerger proceeds. The Mayne Board also believes that the Demerger Proposal will not materially prejudice the interests of Mayne's creditors.

Your directors unanimously recommend that you vote in favour of the resolutions to be considered at the General Meeting and the Scheme Meeting. Each director intends to vote all Mayne Shares held or controlled by them in favour of those resolutions.

1.6 Independent Expert's opinion

The Mayne Board commissioned an independent expert, Grant Samuel, to prepare a report on the Demerger Proposal. That report concludes that [shareholders are likely to be materially better off if the Demerger proceeds than if it does not and that the Demerger is in the best interests of shareholders and does not materially prejudice the interests of creditors of Mayne or Mayne Pharma]. The report is set out in full in Part 12 of this document.

1.7 Impact on Shareholders

What will you receive?

If the Demerger is implemented, Eligible Shareholders (being shareholders whose address in the Mayne Share Register as shown on the Record Date is in Australia, Hong Kong, New Zealand, Singapore, the United Kingdom or the United States) will receive one Mayne Pharma Share for every Mayne Share held at the Record Date (expected to be 7:00 pm (Melbourne time) on 25 November 2005).

Shareholders are not required to contribute any payment for the Mayne Pharma Shares which they are entitled to receive under the Scheme.

Ineligible Overseas Shareholders (being shareholders whose addresses in the Mayne Share Register are outside the jurisdictions referred to above) will not be eligible to receive Mayne Pharma Shares. The Mayne Pharma Shares that Ineligible Overseas Shareholders would otherwise have received will be issued to the Nominee and sold on ASX after implementation of the Demerger. Mayne will pay any brokerage, duties and other charges associated with the sale and the proceeds from the sale of those Mayne Pharma Shares will then be remitted to the Ineligible Overseas Shareholders. This is expected to occur on or around 8 December 2005.

ADR Holders will not be eligible to receive Mayne Pharma Shares. The ADR Depository will receive the Mayne Pharma Shares on behalf of ADR Holders, arrange for the sale of the Mayne Pharma Shares and distribute the proceeds of sale to the ADR Holders. Mayne will pay any brokerage, duties and other charges associated with the sale.

What is the impact on your Mayne shareholding?

The number of Mayne Shares that you hold will not change as a result of the Demerger. If the Demerger is implemented, it is proposed that Mayne will change its name to AustCo Limited and, therefore, these shares will constitute your holding of AustCo Shares following the Demerger.

If the Demerger is implemented, the value of AustCo Shares will be less than the value of Mayne Shares prior to the Demerger because, after the Demerger, Mayne Pharma will no longer be owned by AustCo but will be owned by AustCo shareholders directly. However, the size of the decrease cannot be predicted and will be dependent on the value the market ascribes to AustCo.

When will Mayne Pharma Shares commence trading on ASX?

It is expected that trading of Mayne Pharma Shares will commence on ASX, initially on a deferred settlement basis, on 21 November 2005.

Normal trading of Mayne Pharma Shares is expected to commence on or about 2 December 2005.

When will AustCo Shares commence trading on ASX?

It is expected that AustCo Shares will commence trading on ASX, ex-entitlement to Mayne Pharma Shares, on 21 November 2005.

What are the taxation implications of the Demerger Proposal?

It is expected that there will be no Australian income tax or capital gains tax implications associated with the Capital Reduction or the Scheme, except for an adjustment to the capital gains tax cost base of existing Mayne Shares and the establishment of the new capital gains tax cost base of AustCo Shares and Mayne Pharma Shares held after the Demerger, as described in Part 7.2.

A general guide to the taxation implications of the Demerger Proposal is set out in Part 7 of this document. The description is expressed in general terms and is not intended to provide taxation advice in respect of particular circumstances of any Mayne shareholder. Shareholders should obtain professional advice as to the taxation consequences of the Demerger Proposal in their specific circumstances.

What is the impact of the Demerger Proposal on dividends?

The Demerger will result in shareholders having the right to receive dividends in two separate companies, each with a different dividend policy.

Mayne Pharma is a growth-oriented business and is expected to reinvest a significant portion of profits to continue its growth. Accordingly, Mayne Pharma intends to pay dividends up to a maximum of 20% of its net profit after tax (calculated in accordance with AIFRS). Mayne Pharma does not intend to pay a dividend in respect of the 6 months ending 31 December 2005. It intends to pay its first dividend out of profits for the period from the Effective Date to 30 June 2006. Mayne Pharma is likely to pay Australian company tax and generate franking credits, such that it is likely that any dividends will be franked in the medium term.

AustCo's business has historically benefited from stable earnings and cashflows. Accordingly, AustCo intends, on an ongoing basis, to pay dividends representing around 50% to 60% of its net profit after tax (calculated in accordance with AIFRS). AustCo intends to pay an interim dividend of 3.5 cents in respect of the 6 months ending 31 December 2005 and a dividend in line with its stated payout ratio in respect of the 6 months ended 30 June 2006. The payment of both of these dividends is subject to any restrictions arising from the accounting treatment of the Demerger (described in Part 2.4(e)). After the Demerger, historical tax losses are expected to be able to be utilised against AustCo's taxable income. It is therefore expected that dividend payments from AustCo will be only partially franked, in the near term.

It is important to note that the financial polices of Mayne Pharma and AustCo (including their dividend policies) will be at the discretion of their respective boards and may change from time to time. Based on the above payout ratios and final decisions made by the respective boards of AustCo and Mayne Pharma, it is possible that the total level of dividends paid in the future may be lower than the level of Mayne dividends paid for the year ended 30 June 2005.

Further details on the proposed dividend policy for each of Mayne Pharma and AustCo following the Demerger are set out in Parts 3.12 and 4.13 of this document.

1.8 Board of Mayne Pharma and AustCo

Upon implementation of the Demerger, Mr Stuart James will step down from the Mayne Board and Mr Peter Willcox, Mr Rowan Russell, Dr John Sime and Dr Nora Scheinkestel will step down from the Mayne Board and become directors of Mayne Pharma. Dr Thierry Soursac will join the Mayne Pharma Board as Chief Executive Officer and Managing Director on completion of the Demerger and Mr Peter Willcox will become Chairman of Mayne Pharma.

Mr Paul McClintock, Dr Ian Blackburne, Mr James Hall and Ms Carolyn Kay will remain as directors of AustCo. Mr Robert Cooke will join the AustCo Board as Chief Executive Officer and Managing Director on completion of the Demerger and Mr Paul McClintock will become Chairman of AustCo.

Further details of the board and senior management of Mayne Pharma and AustCo after the Demerger are set out in Part 3.5 and Part 4.6 of this document.

1.9 Relationship between Mayne Pharma and AustCo

If implemented, the Demerger will result in the creation of two separate companies. Mayne currently holds 100 shares in Mayne Pharma, which the Mayne Board intends it will sell on market as soon as practicable after the Demerger. AustCo will not have any representation on the Mayne Pharma Board following the Demerger. However, a number of contractual arrangements have or will be entered into between Mayne Pharma and AustCo. These arrangements deal with the specific ongoing business relationships between Mayne Pharma and AustCo and are summarised in Part 5.10 of this document.

1.10 Key steps to implement the Demerger

The key steps to implement the Demerger of Mayne Pharma are as follows:

- shareholders will vote to approve the Capital Reduction and the change of name to AustCo Limited, at the General Meeting;
- shareholders will vote to approve the Scheme at the Scheme Meeting;
- if the required majorities of shareholders approve the Capital Reduction and the Scheme, then Mayne will apply to the Court to approve the Scheme at the Second Court Hearing (expected to be held on 18 November 2005); and
- if the Court approves the Scheme, and all other conditions to the Scheme have been satisfied or waived by Mayne, Mayne must lodge with ASIC an office copy of the Court order approving the Scheme. Mayne intends to lodge this with ASIC immediately following the Second Court Hearing on 18 November 2005.

Mayne Pharma Shares and AustCo Shares are then expected to trade separately on ASX from 21 November 2005.

Part 5 of this document contains further details of the Capital Reduction and the Scheme, including the approvals required and the other conditions that must be satisfied or waived by Mayne in order for the Demerger to proceed.

1.11 Action to be taken by Shareholders

You should read this document in its entirety. If you are in any doubt as to how to deal with this document, please consult your legal or financial advisor.

A summary of your entitlement to vote at the General Meeting and Scheme Meeting and instructions on how to vote are set out below. More details are included in the notices of meeting, which are set out at pages [xx to xx] of this document.

Entitlement to vote

Mayne shareholders who are registered on the Mayne Share Register at 7:00 pm on 14 November 2005 may vote at the General Meeting and Scheme Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

The voting rights of ADR Holders are exercised by the ADR Depository. The ADR Depository will provide each registered ADR Holder with information which will permit the ADR Holder to instruct the ADR Depository to vote the Mayne Shares represented by the ADR Holder's ADRs.

Participants in the Mayne Employee Share Acquisition Plan and the Mayne Employee Share Plan are entitled to instruct the Plan Manager as to how to exercise the voting rights attaching to their plan shares. Further details of these arrangements are set out at Parts 6.3(a) and 6.3(b) of this document.

How to vote in person

If you are entitled to vote and wish to do so in person, you should attend the General Meeting and Scheme Meeting to be held at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria on 16 November 2005. The General Meeting will commence at 10:00 am and the Scheme Meeting will commence at 10:30 am (or as soon thereafter as the General Meeting has concluded or been adjourned).

Please bring your meeting registration forms with you to facilitate admission to the meetings. The meeting registration form for the General Meeting is part A to the pink proxy form included with this document. The meeting registration form for the Scheme Meeting is part A to the blue proxy form included with this document. If you are attending as an attorney, you should bring the original power of attorney, unless Mayne has already noted it. If you are attending as a corporate representative, please bring evidence of your authority.

How to vote by proxy

Two proxy forms are included with this document. If you wish to appoint a proxy to attend and vote at the General Meeting, complete part B of the pink proxy form. If you wish to appoint a proxy to attend and vote at the Scheme Meeting, complete part B of the blue proxy form.

Your proxy forms must be:

- sent to the Mayne Share Registry (using the reply paid envelope include with this document) at Level 4, 333 Collins Street, Melbourne VIC 3000;
- faxed to (03) 8614 2909 from within Australia or +61 3 8614 2909 from overseas; or
- sent to Mayne's registered office at Level 21, 390 St Kilda Road, Melbourne VIC 3004

so that they are received by no later than 7:00 pm on 14 November 2005.

If an attorney signs a proxy form on your behalf, a copy of the authority under which the proxy form was signed must be received by the Mayne Share Registry at the same time as the proxy form (unless you have already provided a copy of the authority to Mayne).

If you complete and return a proxy form, you may still attend the meetings in person, revoke the proxy and vote at the meetings.

PART 2

2.1 Introduction

This part of the document identifies the material benefits, disadvantages, risks and other factors you should consider when deciding whether to approve the Demerger.

The Mayne Board unanimously believes that the advantages of the Demerger Proposal outweigh its disadvantages and risks. The Mayne Board also believes that, following the Demerger, both Mayne Pharma and AustCo will have greater strategic focus and be positioned to more effectively maximise shareholder value.

Shareholders should carefully consider the following advantages, disadvantages and risks of the Demerger Proposal and other relevant considerations, as well as the other information contained in this document, in deciding whether to approve the resolutions required to implement the Demerger Proposal.

In addition, each of the businesses presently conducted by Mayne will continue to be exposed to the same business risks as it currently faces, when conducted by Mayne Pharma or AustCo after the Demerger. These business risks are described in Parts 3.14 and 4.15 of this document.

2.2 Advantages of the Demerger Proposal

(a) Creation of two companies focused on their core competencies

Following the Demerger, Mayne Pharma will be an international generic and specialty pharmaceutical company with a separate board of directors and an experienced management team focused solely on the performance of this business. As a stand alone company, Mayne Pharma will be better positioned to focus on its core business competencies and will be able to respond with greater flexibility and speed to the challenges and opportunities presented by the constantly evolving generic and specialty pharmaceutical industries.

AustCo will be a large Australian healthcare-focused company with a strong portfolio of businesses in pathology, diagnostic imaging, pharmacy and health-related consumer products. As a more focused group, AustCo will also be better able to pursue strategies consistent with its own capabilities and strengths.

In contemplation of the Demerger, Mayne has secured the services of two experienced specialist Chief Executive Officers, Dr Thierry Soursac and Mr Robert Cooke, who will join the Mayne Pharma Board and the AustCo Board respectively on completion of the Demerger.

(b) Increased shareholder value and consistent achievement of appropriate market valuations

For the five days preceding 4 May 2005 (the day Mayne announced its intention to evaluate a demerger), Mayne Shares traded at a volume weighted average price of A$3.59. On the five trading days subsequent to that announcement, including 4 May 2005, Mayne Shares traded at a volume weighted average price of A$4.13. Since the announcement and up to [xxx] October 2005, Mayne Shares have traded at between A$[xxx] and A$[xxx], with a volume weighted average price of A$[xxx].

The Mayne Board believes that Mayne's share price prior to the announcement on 4 May 2005 did not reflect the full value of Mayne's businesses to shareholders. Following the Demerger, each of Mayne Pharma and AustCo will have a more transparent and appropriate capital structure and will attract investors who have an interest in their respective businesses. This increased transparency and more focused research coverage should improve the likelihood that the two businesses will consistently achieve appropriate market valuations.

(c) Improved ability for Mayne Pharma and AustCo to pursue growth opportunities

In recent years, there has been accelerating consolidation of the generic and specialty pharmaceuticals industry as companies look to obtain the benefits of global scale in research and development, manufacturing, marketing and distribution. The Mayne Board expects this trend to continue.

The Mayne Board believes that following the Demerger, Mayne Pharma will be better positioned as a separate company to participate in this consolidation because it will have greater ability to use Mayne Pharma Shares as consideration for pharmaceutical acquisitions and to access the equity capital markets to finance its growth. Mayne Pharma Shares are expected to be an attractive acquisition currency because they provide exposure to only that business. In addition, using Mayne Pharma Shares as consideration is likely to become more attractive to Mayne Pharma as the share price should better reflect the underlying value of the Mayne Pharma businesses.

Following the Demerger, AustCo will also have more flexibility to pursue a range of growth opportunities for its businesses and will also be able to use its own shares as acquisition consideration and to access the equity capital markets to finance its growth.

(d) Greater shareholder choice

The international injectable generic and specialty pharmaceuticals business to be carried on by Mayne Pharma and the Australian healthcare businesses to be carried on by AustCo have very different operational characteristics, financial profiles and risks.

The Demerger will provide shareholders with increased investment options and the flexibility to choose the level of exposure they would like to each company:

- Mayne Pharma will allow investors to invest in the growing global generic pharmaceutical market with particular exposure to the injectable generic and specialty pharmaceutical sector; and
- AustCo will allow investors to invest in the more stable, lower risk pathology, diagnostic imaging, pharmacy distribution and health related consumer products sectors in Australia.

After the Demerger, Mayne shareholders will be able to retain, increase, or decrease their investments in both Mayne Pharma and AustCo.

As well as expanding the investment choice available to current shareholders, the Demerger may attract new investors who are seeking direct exposure to the specific businesses and industries in which Mayne Pharma and AustCo operate. Mayne Pharma is likely to attract investors who seek exposure to growth oriented companies, whereas AustCo is likely to attract investors interested in companies that have more stable revenue and earnings.

(e) Opportunity for better alignment of incentive and compensation arrangements with business performance and shareholder value creation

The Demerger provides the opportunity to better align the compensation and incentives provided to employees and management of Mayne Pharma and AustCo with the performance of their respective businesses through share based incentive plans. A number of participants in the Australian healthcare industry have successfully used share based incentive plans as a way to align the interests of key medical practitioners with business performance. Mayne Shares have historically not been attractive for this purpose as they carried exposure to the pharmaceutical business. Since Mayne Pharma and AustCo will each be able to use their own shares and options as the basis for such incentive plans following the Demerger, should they choose to do so, there should be greater flexibility to successfully align the interests of key employees with business performance and shareholder value.

(f) Appropriate capital structure and financial policies

Following the Demerger, each of Mayne Pharma and AustCo will adopt a capital structure and financial policies appropriate to its own particular operational and strategic objectives.

The Mayne Board expects that Mayne Pharma will continue to make significant investments in research and development, joint ventures, product purchases and appropriate acquisition opportunities. It is intended that Mayne Pharma will be demerged with net cash of approximately A$25 million.

The Australian healthcare businesses have historically generated strong and stable cashflows and their performance is supported by healthcare funding programs implemented by the Federal Government. Whilst these businesses will pursue growth opportunities that arise, the relative maturity and stability of the businesses will allow AustCo to adopt an appropriate capital structure. At the Effective Date, AustCo is likely to have net debt of approximately A$450 million.

It is important to note that the ongoing capital structure and financial polices of Mayne Pharma and AustCo will be at the discretion of their respective boards and may change from time to time.

(g) Improved Credit Rating for AustCo

Mayne is currently rated 'BB developing outlook' by Standard & Poor's ('S&P') and 'Ba1 negative outlook' by Moody's Investors Service Pty Limited ('Moody's'). Following the Demerger, based on preliminary discussions and subject to final confirmation, AustCo is likely to have an improved credit rating or outlook from S&P and Moody's. As a consequence, it is expected that AustCo's cost of borrowings will in time be reduced relative to the cost of borrowing incurred by Mayne prior to the Demerger. AustCo will continue to have access to a wide range of alternative borrowing sources to fund its business and growth.

Mayne Pharma will initially be unrated and will have an increased cost of borrowing relative to the average cost of borrowing incurred by Mayne prior to the Demerger.

2.3 Disadvantages of the Demerger Proposal

(a) Mayne Pharma will no longer have the financial support of Mayne

Mayne Pharma will no longer have the financial support or credit profile associated with being part of the Mayne Group. Mayne Pharma is unlikely to be rated by any credit rating agency. It is expected that Mayne Pharma will have net cash of approximately A$25 million at the Effective Date. Mayne Pharma has received committed offers for a new banking facility of A$225 million which will be available for drawdown from the Effective Date.

(b) Demerger transaction costs

Demerger transaction costs are currently estimated as A$[80-90] million, comprising:

- advisor, legal, accounting and expert fees totalling A$[12] million;
- stamp duty, insurance and other costs totalling A$[9] million;
- the costs of establishing Mayne Pharma as a separate entity, including information systems and technology and human resources cost totalling A$[22] million;
- the costs of rebranding AustCo and of converting Mayne Pharma to a public company, and associated renaming costs totalling A$[9] million; and
- one-off refinancing costs of A$[33] million, including the costs of repaying the 2011 144A Senior Notes, as described in Part 4.11 of this document.

It is expected that approximately A$[23] million of the Demerger transaction costs will have been incurred prior to the Scheme Meeting when shareholders will vote on the Demerger. If the Demerger proceeds, the remaining Demerger transaction costs of A$[62] million will be incurred following this meeting.

(c) Additional ongoing costs

Following the Demerger, Mayne Pharma and AustCo will be independent companies separately listed on ASX. This will necessitate each company incurring additional costs to maintain separate boards and management, share registries, information technology, reporting systems and other corporate functions. It is expected that incremental costs associated with the provision of these additional services and functions will initially be in the order of approximately A$[10.5] million per year. These additional costs have been reflected in the reconciliations from actual to pro-forma results for each of Mayne Pharma and AustCo set out in Parts 3.5 and 4.6 of this document respectively.

(d) Effect of reduction in size and diversification

Following the Demerger, Mayne Pharma and AustCo will each be smaller and less diversified companies. A significant adverse event affecting Mayne Pharma or AustCo, such as an unsuccessful litigation outcome, adverse foreign exchange movements or a material change in the competitive landscape, will not be capable of being offset by favourable developments in the other and may therefore have a more significant effect on that company's financial position and the value of that company's shares than it would have had on Mayne and the value of Mayne Shares before the Demerger.

2.4 Risks of the Demerger Proposal

(a) Uncertainty about the combined market value of Mayne Pharma and AustCo shares

Although the Mayne Board believes that the Demerger will enhance value for shareholders, it is not possible to predict the market value of Mayne Pharma Shares and AustCo Shares following the Demerger.

There can be no assurance that an active trading market will develop for Mayne Pharma Shares or AustCo Shares after the Demerger, or that Mayne Pharma Shares or AustCo Shares will trade in the public market subsequent to the listing Date at a particular price. The Mayne Board expects that following the Demerger a number of shareholders are likely to adjust their holdings in Mayne Pharma and AustCo. There is a risk that the combined market value of Mayne Pharma and AustCo after the Demerger will be less than the market value of Mayne immediately before the Demerger, particularly while the shareholder base for each company evolves.

(b) Mayne Pharma and AustCo may not achieve an improved stock market rating

The Mayne Board believes that a key benefit of the Demerger is that Mayne Pharma and AustCo are likely to achieve higher stock market earnings multiples, relative to the stock market earnings multiple applied to Mayne as a whole. There is a risk that a higher stock market rating may take some time to achieve, or may not be achieved at all.

In addition, if Mayne Pharma or AustCo trade at a lower stock market valuation rating than their respective peer groups, there is a risk that Mayne Pharma or AustCo may become the subject of an unsolicited and opportunistic takeover offer.

(c) Lower individual index weightings than Mayne's current weighting

Following the Demerger, each of Mayne Pharma and AustCo will have a lower market capitalisation and index weighting than Mayne has currently. It is expected that both Mayne Pharma and AustCo will be included in the S&P ASX 200 Index following the Demerger. However, there is a risk that this reduced capitalisation and reduced weighting may result in a lower level of institutional investor interest in each of the demerged companies than there presently is in Mayne.

(d) Mayne and AustCo will have new Chief Executive Officers

Both Mayne Pharma and AustCo will have new Chief Executive Officers if the Demerger becomes effective. Neither of these individuals is currently in a senior executive role with the Mayne Pharma or AustCo businesses and neither has been involved in the preparation of this document. Each Chief Executive Officer may recommend different business strategies or implement different organisational structures and procedures from those envisaged in this document, which could entail different business risks to those that the businesses face in pursuing their current strategies.

(e) Potential impact of demerger accounting on AustCo's ability to pay dividends in 2006

AustCo is required to account for the Demerger effectively as a sale of Mayne Pharma based on fair value. The fair value for the purposes of accounting for the Demerger will be the volume weighted average price of Mayne Pharma Shares for the first 10 days of trading of Mayne Pharma Shares. If the market capitalisation of Mayne Pharma determined by reference to the volume weighted average price of Mayne Pharma Shares in this period is less than the carrying value of Mayne Pharma at the Demerger Date, then AustCo will be required to book a loss in respect of the Demerger in the 2006 financial year. AustCo is expected at the Demerger Date to have accumulated losses and as such will need to pay dividends out of current year profits. As a result, any significant loss arising from this accounting treatment of the Demerger, when combined with incurring demerger costs, may mean that AustCo will not record sufficient profits in the 2006 financial year for it to pay either an interim or a final dividend in respect of that period.

(f) Mayne Pharma and AustCo may face challenges in implementing their changes to being independent companies

Each of Mayne's operating businesses is currently integrated into a single network, supported by a shared services infrastructure covering corporate services such as group accounting, treasury, taxation, legal, company secretariat, insurance administration, human resources and information technology. As part of the Demerger, Mayne Pharma is replacing these shared services with internal capability and with third party contracts and arrangements which are more appropriate for it as an independent business. There are also risks associated with ensuring the transfer to Mayne Pharma of certain key personnel currently employed by Mayne. Additionally, Dr Thierry Soursac will be based in the United Kingdom. As a result, there are likely to be changes in the way Mayne Pharma is

(g) AustCo will need to develop a new brand and corporate identity

Following implementation of the Demerger, the pharmaceutical business will operate under the brand name Mayne Pharma and Mayne will change its name to AustCo. AustCo will be entitled to use the Mayne trade mark and acronym in its company, business and domain names for a 12 month transitional period under a licence agreement described in Part 5.9(g) of this document. During this period, there is a risk that the actions of either Mayne Pharma or AustCo could adversely affect the reputation of the other.

From the end of the transitional period, AustCo will need to operate under its own brand name or names. Whilst a number of the businesses within AustCo already operate successfully under brand names which are not related to the Mayne brand, there is a risk that parts of AustCo's business will be negatively affected if it is not able to successfully manage the transition to its own brand and corporate identity.

(h) Mayne Pharma and AustCo may not be able to assign or novate certain contracts

In the past, Mayne and other companies that are to remain within the AustCo Group after the Demerger have entered into contracts in respect of the pharmaceutical business or have provided a guarantee in respect of such contracts. The third parties to such contracts may not be willing to assign or novate the contracts or release AustCo from its obligations under those contracts or guarantees following the Demerger. In this event, AustCo will continue to have obligations under these contracts, even though it will no longer have an ownership interest in Mayne Pharma. Mayne Pharma has agreed in the Demerger Deed to indemnify AustCo for any claims made or payments to be made under the contracts or guarantees.

Similarly, in the past Mayne Pharma and other companies that are to remain in the Mayne Pharma Group after the Demerger have entered into contracts in respect of the businesses to be conducted by AustCo after the Demerger or have provided guarantees in respect of such contracts. The third parties to such contracts may not be willing to assign or novate the contracts or release Mayne Pharma from its obligations under those contracts or guarantees following the Demerger. In this event, Mayne Pharma will continue to have obligations under these contracts, even though it will no longer be a related company of AustCo. AustCo has agreed in the Demerger Deed to indemnify Mayne Pharma for any claims made or payments to be made under the contracts or guarantees.

(i) Mayne Pharma and AustCo will remain liable under the Deeds of Cross Guarantee for up to 5 months

Mayne Pharma, AustCo and certain of their respective subsidiaries are parties to the Mayne Deed of Cross Guarantee. A deed of revocation of the Mayne Deed of Cross Guarantee was signed on 13 September 2005 and will become effective on 14 March 2006. Until that time, the parties guarantee to external creditors the obligations of each other in the event of insolvency of any of the parties.

Certain members of the Faulding Group are party to the Faulding Deed of Cross Guarantee. A deed of revocation of the Faulding Deed of Cross Guarantee was signed on [1 October 2005] and will become effective on [2 April] 2006. While Faulding will remain a subsidiary of Mayne Pharma, certain of Faulding's subsidiaries will become subsidiaries of AustCo under the Demerger restructuring arrangements. Until the deed of revocation becomes effective, the parties to the Faulding Deed of Cross Guarantee guarantee to external creditors the obligations of each other in the event of insolvency of any of the parties.

Each of the parties have agreed in the Demerger Deed to indemnify the other parties for any claims made or payments to be made under the Mayne Deed of Cross Guarantee and the Faulding Deed of Cross Guarantee.

(j) Workers' compensation insurance

Mayne currently has workers' compensation self-insurance licences in each of Queensland, Victoria, New South Wales, South Australia and Western Australia. Workers' compensation legislation and regulations in each state provide for certain minimum requirements that must be met by an entity that holds a workers' compensation self-insurance licence. These requirements relate to, among other things, the entity's balance sheet, the number of employees that the entity has and a number of qualitative factors.

It is not anticipated that AustCo will meet the statutory threshold for the retention of its self insurance licence in Queensland and there is a risk that AustCo may not be able to continue to satisfy relevant requirements in some of the other states in which it currently holds self-insurance licences, immediately following the Demerger or subsequently. If AustCo is no longer able to self-insure for workers' compensation, AustCo will need to obtain external workers' compensation insurance cover (including replacement cover for existing liabilities). The cost of obtaining such cover may negatively impact AustCo's earnings.

Following the Demerger, Mayne Pharma will be unable to self-insure and will need to obtain external workers' compensation insurance cover. The cost of obtaining this cover is included in the additional ongoing costs referred to in Part 2.3(c) of this document.

(k) Loss of Mayne's carried forward tax losses

Mayne currently has carried forward revenue losses of A$115 million and carried forward capital losses of approximately A$620 million at 30 June 2005. These losses are only available to be carried forward and recouped against future taxable income to the extent Mayne satisfies the continuity of ownership test or the same business test.

To the extent that the composition of the share register of AustCo differs significantly from the Mayne Share Register at the time that the losses were incurred and its businesses change as a result of the Demerger in such a way that the tests are not satisfied, these losses may not be available to AustCo.

2.5 Other relevant considerations

(a) Dividends and franking capacity

The Demerger will result in shareholders having the right to receive dividends in two separate companies, each with a different

Mayne Pharma is expected to pay dividends up to a maximum of 20% of its net profit after tax (calculated in accordance with AIFRS). Mayne Pharma is likely to pay Australian company tax and generate franking credits; therefore, Mayne Pharma dividends are expected to be franked in the medium term. Mayne Pharma does not intend to pay a dividend in respect of the 6 months ending 31 December 2005. It intends to pay its first dividend out of profits for the period from the Effective Date to 30 June 2006.

AustCo intends, on an ongoing basis, to pay around 50 to 60% of its net profit after tax as dividends (calculated in accordance with AIFRS). After the Demerger, Mayne's historical Australian tax losses are expected to continue to be utilised against AustCo's taxable income. It is therefore expected that dividend payments from AustCo will be only partially franked in the near term. However, given that the AustCo businesses generate their earnings in Australia, over time AustCo is expected to be able to support the payment of fully franked dividends. AustCo intends to pay an interim dividend of 3.5 cents in respect of the 6 months ending 31 December 2005 and a dividend in line with its payout ratio in respect of the 6 months ended 30 June 2006. Payment of both of these dividends is subject to any restrictions arising from the accounting treatment of the Demerger (described in Part 2.4(e) of this document).

Based on these payout ratios and final decisions made by the respective boards of AustCo and Mayne Pharma, it is possible that the total level of dividends paid in the future may be lower than the level of Mayne dividends paid for the year ended 30 June 2005.

(b) Independent Expert's opinion

The Mayne Board has commissioned an independent expert, Grant Samuel, to prepare a report on the Demerger Proposal. That report [concludes that shareholders are likely to be materially better off if the Demerger proceeds than if it does not and that the Demerger is in the best interests of shareholders and does not materially prejudice creditors of Mayne or Mayne Pharma]. The full report is set out in Part 12 of this document.

(c) Ineligible Overseas Shareholders will not receive Mayne Pharma Shares

Ineligible Overseas Shareholders (being shareholders whose registered address on the Mayne Share Register is outside Australia, Hong Kong, New Zealand, Singapore, the United Kingdom and the United States) will not be entitled to receive Mayne Pharma Shares under the Scheme.

These shareholders will continue to be entitled to hold their AustCo Shares. However, the Mayne Pharma Shares they would otherwise have received will be issued to the Nominee on the Demerger Date and sold on ASX with the proceeds remitted to those Ineligible Overseas Shareholders. Mayne will pay any brokerage, duties and other charges associated with the sale. There is no certainty as to the sale price of the Mayne Pharma Shares and the proceeds of the sale that Ineligible Overseas Shareholders will receive. Refer to Part 5.5(b) of this document for further details regarding Ineligible Overseas Shareholders.

ADR Holders will not be eligible to receive Mayne Pharma Shares. The ADR Depository will receive the Mayne Pharma Shares on behalf of ADR Holders, arrange for the sale of the Mayne Pharma Shares and distribute the proceeds of sale to the ADR Holders. Mayne will pay any brokerage, duties and other charges associated with the sale.

(d) Alternatives to the Demerger Proposal

The Mayne Board believes that the Demerger will deliver greater value to shareholders than the status quo or other alternative restructuring options. Before coming to this view, the Mayne Board considered a number of other alternatives, including a domestic or foreign listing with or without an initial public offering of part of the equity of Mayne Pharma.

The board of directors and management of Mayne have also from time to time received unsolicited proposals from parties interested in acquiring parts of the Mayne Group.

Having regard to the alternatives it has considered (including unsolicited proposals), the Mayne Board has concluded that the Demerger Proposal is more likely to enhance shareholder value and offers shareholders the opportunity to make their own decision regarding their continuing investment in Mayne Pharma and AustCo. A key benefit of the Demerger Proposal is that all existing shareholders will be able to retain an interest in all of Mayne's businesses, and share in any future growth of both businesses.

(e) Implications if the Demerger does not proceed

If shareholders do not approve the Demerger Proposal or the Court does not approve the Scheme, the Demerger will not proceed. In that event:

- there will be no reduction in the share capital of Mayne, and you will not receive shares in Mayne Pharma;
- Mayne will continue to be listed on ASX under the name Mayne Group Limited and will continue to own Mayne Pharma and its subsidiaries;
- Mayne will incur additional costs for payments to Dr Thierry Soursac and Mr Robert Cooke, as a result of their appointments as Chief Executive Officer of Mayne Pharma and AustCo respectively not becoming effective, as described in Parts 3.5(c) and 4.6(c) of this document respectively;
- the benefits of the Demerger described in Parts 1.4 and 2.2 of this document, which the Mayne Board believes should enhance value for shareholders, may not be realised; and
- the disadvantages and risks of the Demerger described in Parts 1.4, 2.3 and 2.4 of this document may not arise.

The Mayne Board and management may reconsider other alternatives to the Demerger. However, the Mayne Board believes that if the proposed Demerger does not proceed, the Mayne Group is likely to retain its current structure.

PART 3

3.1 Overview

(a) Business description

Mayne Pharma is an international leader in injectable generic and specialty pharmaceuticals. Its products are focused on acute care therapeutic areas and are primarily used in the hospital setting. Since the acquisition of Faulding in 2001, Mayne Pharma has almost doubled its revenues to A$687 million in the year ended 30 June 2005 through organic growth and strategic acquisitions. Mayne Pharma has operations in three geographic regions: Europe, the Middle East and Africa ('EMEA'), Asia Pacific and the Americas, with a direct sales presence in 23 countries and distribution arrangements in a further 43 countries.

Figure 3.1 Mayne Pharma worldwide operations[2]



The Americas

23% revenue*

327 employees

Key activities

Sales and marketing:
Direct in USA and Canada

Non-cytotoxic injectable manufacturing:
Aguadilla, Puerto Rico

API processing: Boulder, USA

R&D and regulatory affairs

EMEA

47% revenue*

586 employees

Key activities

Sales and marketing: Direct in 15 countries; distribution in 33 countries

Non-cytotoxic injectable manufacturing:
Wasserburger, Germany

Aseptic compounding facility:
United Kingdom

R&D and regulatory affairs

Asia Pacific

30% revenue*

1,148 employees

Key activities

Sales and marketing: Direct in 6 countries; distribution in 10 countries

Cytotoxic injectable manufacturing:
Mulgrave, Australia

Cytotoxic injectable manufacturing joint venture: India (under construction)

Oral manufacturing: Salisbury, Australia

R&D and regulatory affairs

Corporate Head Office:
Melbourne, Australia

**Based on fiscal year 2005 pro-forma revenue*

Mayne Pharma focuses on the research and development, manufacture, marketing and distribution of generic and specialty pharmaceutical products. Its product portfolio has been built around expertise in injectable generic oncology (anti-cancer) medicines and has now expanded to include related therapeutic acute care areas such as pain management and anti-infectives. Over the last 18 months, Mayne Pharma has also developed a greater presence in branded generics and has increased its in-licensing of proprietary products.

Mayne Pharma currently markets an extensive range of over 150 molecules, with multiple presentations and strengths. Over 120 of these molecules are marketed in Asia Pacific, with approximately 75 marketed in the EMEA and approximately 50 in the Americas. Mayne Pharma currently enjoys leading market positions in injectable generic products in Australia, the UK, Italy and Belgium, is the

Detailed knowledge of local markets allows Mayne Pharma to provide tailored pharmaceutical solutions to hospital pharmacists and health professionals across the world. Depending on the particular region, Mayne Pharma's products may be sold directly to hospitals and medical clinics, to distributors and group purchasing organisations ('GPOs') for on-sale, or to governments through tender processes.

Mayne Pharma also operates a small oral pharmaceutical business which contract manufactures pills and tablets that utilise extended release and other drug delivery technologies that Mayne Pharma has developed.

Mayne Pharma today operates five manufacturing facilities: Mulgrave, Australia (for cytotoxic and non-cytotoxic injectable products); Salisbury, Australia (for oral pharmaceuticals); Aguadilla, Puerto Rico (for non-cytotoxic injectable products); Boulder, Colorado, United States (for the active pharmaceutical ingredient of paclitaxel); and Wasserburg, Germany (for non-cytotoxic injectable products). Most of the products manufactured by these facilities are produced for sale and distribution by Mayne Pharma. Mayne Pharma also contract manufactures for various parties at all of its sites, with approximately half of its contract manufacturing taking place at Wasserburg. Contract manufacturing accounts for less than 15% of total revenues.

As part of a joint venture with Zydus Cadila, an Indian pharmaceutical company, Mayne Pharma is currently constructing a second injectable cytotoxic manufacturing facility in India, which is due for completion in fiscal year 2008. This facility is expected to roughly double Mayne Pharma's cytotoxic manufacturing capacity and assist Mayne Pharma in accessing international markets more quickly. Mayne has also outsourced manufacturing and in-licensing arrangements with Strides and Intas in India and Pliva in Eastern Europe.

The organisation of Mayne Pharma is based on a global model with functional management of key divisions such as sales and marketing, finance, manufacturing, quality and supply and product development (including research and development). Further details about Mayne Pharma's management and organisational structure are set out in Part 3.5.

(b) Key strengths

The key strengths of Mayne Pharma include the following.

Unique global footprint in injectable generic pharmaceuticals

Mayne Pharma has an international marketing and distribution network operating in more than 60 countries worldwide with approximately 200 employees and a network of agents marketing and selling Mayne Pharma products. This network allows Mayne Pharma to distribute existing and new products into multiple markets and therefore to leverage its product research and development across many countries. It also positions Mayne Pharma as an attractive distribution partner for generic and specialty pharmaceutical companies that do not have a comparable global distribution network. Mayne Pharma's global sales and marketing capabilities would be costly to replicate and customer relationships in many countries take time to develop, making it more difficult for new competitors to penetrate markets quickly.

Leading market positions in injectable generic pharmaceuticals in Australia, the United Kingdom, Western Europe and Canada

Mayne Pharma is the clear market leader in injectable generics in Australia. Mayne Pharma is also estimated to be the market leader in injectable generic medicines in the UK, Italy and Belgium. Mayne Pharma is now the second largest supplier in injectable generic pharmaceuticals in Spain and a significant supplier in the Netherlands, France, Portugal, the Nordic region and Germany. As a result, Mayne Pharma estimates that it is the overall market leader for injectable generic medicines across Western Europe. Mayne Pharma is also the second largest supplier in injectable generic pharmaceuticals in Canada.

Generic pharmaceutical sales in the UK and European countries have increased significantly in recent years due to the increased focus by governments in these countries on reducing healthcare spending and promoting the acceptance of cheaper generic pharmaceuticals. With the exception of the UK and Germany, penetration rates of generic pharmaceuticals (including injectable products) remain substantially below that of the US, indicating the potential for further growth.

Focus on attractive market segments

Mayne Pharma is focused on the injectable generic pharmaceutical segment, which tends to have better pricing and market dynamics than the oral generic pharmaceutical segment. This is because the manufacture and sale of injectable products often involves barriers to entry, in particular the complexity and know-how associated with the manufacturing process. As a result, competition in injectable generic pharmaceuticals has historically been lower than for oral generic medicines. Mayne Pharma is also heavily focused on cytotoxic oncology drugs, which require specialised skills and experience in sourcing active pharmaceutical ingredients and cytotoxic manufacturing. While competition is currently less intense for injectable generic products than oral generic products competition is expected to increase in the future.

Diversified development capability and pipeline

Mayne Pharma employs more than 130 research and development professionals around the world. Internal development has historically focused on oncology, but it is now becoming more diversified in related areas such as anti-infectives and pain management.

Mayne Pharma has entered into arrangements to enable it to source products from a range of suppliers in India, including Strides and Intas, and will seek to enter into similar arrangements for additional products in low cost, high quality jurisdictions in the future. Through its partnership with Pliva, Mayne Pharma is also well placed to participate in the newly forming biogeneric market in Europe and Asia Pacific.

Broad regulatory and intellectual property expertise

Mayne Pharma has a global network of regulatory and intellectual property specialists, employing approximately 130 experts across more than 15 countries. The expansion of Mayne Pharma's regulatory and intellectual property team in the last two years reflects the key role that regulatory and intellectual property issues play in enabling Mayne Pharma to drive market formation.

Mayne Pharma's regional expertise in regulatory and intellectual property affairs enables Mayne Pharma to work with the regulators to bring products to market in a timely and cost efficient manner as demonstrated by its strong track record of first to market success in Europe. The last four products launched by Mayne Pharma in Europe (pamidronate, Paxene®, irinotecan and desferrioxamine) each had first to market positions. Similarly, in the United States, carboplatin and fluconazole were recently launched at market formation.

(c) Business Strategies

Mayne Pharma has a number of strategies to grow its business, improve its competitive position and improve financial returns. These business strategies focus around the core strategic objectives of broadening the product portfolio, expanding the geographic reach of those products, and securing a low cost, high quality supply chain to bring products to market in a cost effective and timely manner. Dr Thierry Soursac will become the Chief Executive Officer and Managing Director of Mayne Pharma if the Demerger becomes effective. Dr Soursac does not currently hold a senior executive role with the Mayne Pharma business and has not been involved in the preparation of this document. Upon his appointment becoming effective, Dr Soursac may recommend different business strategies from those set out in this document.

First to market

Prices for generic pharmaceuticals often erode quickly following patent expiry of the innovator product. A critical success factor in the generic pharmaceutical industry is accessing the market for products under development as quickly as possible to maximise margins and financial returns. Typically, higher returns are generated through first to market positions. Mayne Pharma therefore uses a range of product development, regulatory and intellectual property strategies aimed at enabling it to launch generic versions of innovator products before its competitors.

Geographic expansion

A significant part of Mayne Pharma's revenue growth in recent years has been due to a successful geographic expansion strategy. Expansion of international marketing and distribution capability is critical to generating the greatest return from each product. Since 2001, the number of countries in Europe where Mayne Pharma has a direct presence has increased from 6 to 13. This strategy is set to continue. In addition, Mayne Pharma is focused on increasing the number of products sold in its existing markets.

Globally competitive, high quality supply chain with increased level of vertical integration

A globally competitive supply chain is critical to long term competitiveness in the generic pharmaceutical sector. In the last eighteen months, Mayne Pharma has committed more than A$75 million to upgrading its Mulgrave and Aguadilla manufacturing plants. Additionally, it has entered into a range of product development and manufacturing agreements with Intas, Strides, Zydus Cadila, and Pliva, which are designed to improve Mayne Pharma's long term competitiveness by accessing markets quickly and developing new products at a competitive price.

A significant proportion of total product costs is attributable to the active pharmaceutical ingredient ('API') contained in the products. Mayne Pharma has typically sourced all of its API from third parties, apart from paclitaxel API that is currently produced internally at its Boulder facility. It is planned that a small number of additional API molecules will be produced at this site. Mayne Pharma's strategy is to source API and look to vertically integrate into API development and manufacturing for strategic products to ensure competitiveness and certainty of supply. Mayne Pharma's joint venture with Zydus Cadila in India also intends to construct and operate a manufacturing facility that will develop and manufacture API.

Internal development

Over the long term, internal development is expected to continue to be a very significant source of revenue growth for Mayne Pharma. Mayne Pharma has a world class research and development team for injectable generic medicines with particular expertise in injectable oncology products. Mayne Pharma will continue to maintain control of the research and development of strategically important molecules and continue to look at opportunities to build relationships with research and development partners in low-cost and generic-friendly environments.

Acquisitions and in-licensing

Mayne Pharma has made a number of key business and product acquisitions. It has also entered into a number of product in-licensing agreements involving the sale of products under licence from third parties. Mayne Pharma will continue to undertake these corporate development activities to broaden its product offering and pipeline, leverage its existing generic and specialty pharmaceutical marketing distribution expertise and increase its geographic coverage.

Broad and balanced product portfolio

In the year ended 30 June 2005, Mayne Pharma generated nearly 50% of sales from oncology products. Mayne Pharma has increased its presence in related therapeutic areas such as pain management and anti-infectives through in-licensing and a broadening of Mayne Pharma's research and development capabilities through partnering arrangements. Mayne Pharma intends to continue to increase its focus on other acute care therapeutic areas to increase the breadth of its portfolio.

Mayne Pharma has a broad range of both commodity generics and branded generics and is seeking to balance its portfolio of products between commodity generics, branded generics and specialty proprietary pharmaceuticals. Commodity generics tend to be highly

3.2 Industry overview

(a) Generic pharmaceuticals

Overview

A generic pharmaceutical is a copy of the branded product, containing the same active ingredients and delivering the same amount of medication into the body in the same amount of time (known as 'bioequivalence').

Given that less investment in research and development is required for generic pharmaceuticals than for branded products, it takes less time to develop generic products and they typically enter the market at a price lower than the price of the original product and suffer price erosion over the remainder of the product life cycle. The ability to introduce generic substitutes as soon as possible after the time that a branded pharmaceutical product comes off patent is one of the key determinants of success for generic pharmaceutical companies.

Generic pharmaceuticals versus specialty pharmaceuticals

Pharmaceuticals are commonly classified into three categories: commodity generics, branded generics and specialty products. Given the unique nature of biogenerics, Mayne Pharma also classifies these products as a separate category. Mayne Pharma's definitions for these four categories are as follows.

- *commodity generics* are products that are relatively easy to develop and manufacture and typically become available from a number of manufacturers shortly after the patent has expired. Products are typically sold under their generic chemical name and the price competition for these products is intense and drives market share.
- *branded generics* are commodity generics that are packaged and marketed under a brand name rather than the molecule name. Generics are generally only branded if there is limited generic competition or there is a feature that is different from other generics, for example a change to the formulation or delivery route that allows it to be marketed as a differentiated product.
- *specialty products* are niche, proprietary products that are usually patent protected, and have limited or no generic competition. Competition for the product is derived from other novel therapeutic agents (medicines) and therefore the product typically requires a clinical sell to the prescriber.
- *biogenerics* are generic versions of biological products. Due to the complex nature of biological products, biogeneric drugs are very difficult to develop and manufacture which creates a natural barrier to entry. Due to the complex nature of the products, biogenerics are expected to require a clinical sell to the prescriber.

Injectable generic pharmaceuticals

Mayne Pharma currently focuses on generic drugs used in the hospital sector and, more specifically, injectable formulations. These are drugs delivered in liquid or emulsion form through a needle in one shot, or infused over a period of time. Injectable pharmaceuticals tend to be more difficult to manufacture given the sterility assurance and purity issues associated with introducing pharmaceuticals directly into the bloodstream. As a result of these higher barriers to entry, there tends to be less competition in the injectable sector than for oral pharmaceuticals and price erosion for injectable generic drugs tends to be slower than for oral generic drugs.

(b) The global generic pharmaceutical market

According to data released by Datamonitor[3], the global generic pharmaceuticals market was worth US$35.4 billion in the 2003 calendar year, an increase of 12.8% over 2002. Datamonitor has also forecast the value of the global generics market to grow at a compound annual growth rate of 12.5% between 2002 and 2008, reaching a size of US$60.4 billion[4].

The US generic pharmaceuticals market is the largest in the world representing approximately 47% (or US$16.5 billion) of the global market for generic drugs. The following chart demonstrates the US dominance of the global generics market.

Figure 3.2 Relative sizes of key generics markets, based on 2003 sales[5]


Rest of world 15%
Italy 1%
Spain 1%
France 3%
UK 7%
Japan 12%
Germany 14%
US 47%

The US generics market is expected to grow at a compound annual growth rate of 13.5% between 2002 and 2008[4].

In Europe, the mature generics markets of Germany and the UK are the largest markets in Europe, followed by the developing generic pharmaceutical markets of France, Spain and Italy. Other sizeable markets include the Netherlands and the Nordic market.

Figure 3.3 Size of European generics markets (2003 sales, US$ millions)[6]


5,000
4,000
3,000
2,000
1,000
0
4,900
2,400
1,250
400
290
Generic sales
Germany
UK
France
Spain
Italy

Due to the current low level of penetration of generics in some European countries, the European market is growing more rapidly than the US market, with an expected compound annual growth rate between 2002 and 2008 of 15.3%[7].

Growth in generic pharmaceuticals sales in the rest of the world is expected to be approximately 7.2% per annum[7].

Increase in generic penetration

In most countries, generics are being substituted for branded products at an increasing rate. The growing rate of substitution reflects:

- the introduction of laws permitting and/or requiring pharmacists to substitute generics for branded pharmaceuticals;
- pressure from governments, managed care and third party payers to encourage health care providers and consumers to contain costs;
- increased acceptance of generic pharmaceuticals by physicians, pharmacists and consumers; and
- an increase in the number of formerly patented pharmaceuticals that have become available to off-patent competition.

Figure 3.4 2004 generics penetration (by volume)[8]


40%
35%
30%
25%
20%
15%
10%
5%
0%
22%
37%
35%
33%
30%
10%
4%
8%
2%
Total
USA
Canada
UK
Germany
France
Italy
Spain
Japan

The uptake of generic products is highest in the US with generic medicines accounting for 37% of all medicines prescribed.

The European market for pharmaceuticals is fragmented despite European Union harmonisation initiatives. As a result, market penetration rates for generics vary significantly by country. Market penetration of generics is highest in the well-developed generics markets of the United Kingdom and Germany but is low in Southern European countries such as Spain and Italy. This low level of penetration should present significant growth opportunities for generic companies that have a presence in these countries.

In Australia, generic penetration is estimated at approximately 20%, but this is increasing as government support for generic pharmaceuticals increases. The pharmaceuticals market in Asia is fragmented and in diverse stages of development. Historically, generics penetration has been low; however, there are signs that this is changing. Cost containment measures by some governments combined with the growing demand for better care should stimulate generics growth.

As the following chart shows, growth in generic pharmaceuticals outpaced growth in branded pharmaceuticals in all major countries except Japan and the US in the year to December 2004.

Figure 3.5 2004 generics growth v branded growth (by value in constant dollars)[9]


40%
30%
20%
10%
0%
-10%
Generic growth
Branded growth
11%
6%
7%
8%
21%
7%
24%
5%
7%
1%
31%
6%
18%
5%
16%
8%
-3%
2%
Total
USA
Canada
UK
Germany
France
Italy
Spain
Japan

The injectable generic pharmaceutical market

Mayne Pharma is focused on the injectable generic pharmaceutical market, which is a subset of the global generic market. There is no independent information available on the size of the injectable generic pharmaceutical market; however, it is estimated that the global injectable generic pharmaceutical market was worth between US$8 billion and US$9 billion in 2004.

General trends in the generic market as a whole will tend to be repeated in this sub-market. The rate of growth of the injectable generics market is estimated to be slightly less than the growth of the overall generics market in the coming years, as growth in the overall generics market is partly driven by a number of significant oral blockbuster drugs coming off patent. On the other hand, generics penetration is lower in the hospital market (estimated at 25% in the US, which is still high by global standards).

Biogenerics

Biologics currently generate approximately US$44 billion in annual sales globally[10], and it is estimated that they represent seven of the top ten branded injectable hospital medicines[11]. 9% of current global pharmaceutical spend is on biologics, however approximately 40% of all drugs in phase III clinical trials are biologicals[12].

In the coming years, a number of key biologic drugs will be losing patent protection, creating significant market potential for biogenerics. Biological products are technically complex, requiring specialised expertise in development and manufacturing.

Due to the complex nature of biogenerics, it is anticipated that products will be sold using methodologies similar to those currently used in marketing branded generic and specialty products.

(c) Competition and pricing

Key competitive factors for generic pharmaceutical companies include the timing of market entry, price, service level, reliability of supply and breadth of portfolio.

Europe

Competition is less intense in Europe than in the US due to the fragmented nature of the market. In Europe, competitors tend to vary by country and are often smaller than those in the US, although some consolidation and geographic expansion is occurring in this sector. While the price of generic drugs do not start at as high a level as in the US, the lower level of competition typically results in a lower rate of price erosion in the European market.

Australia

Australia does not see the same levels of competition as the larger markets of the US and Europe. Generally, the Australian market does not experience the same price erosion as the US as there tends to be a lower number of generic equivalents launched following patent expiry as a result of a fewer number of large competitors in the Australian market.

United States

Competition is most intense in the US market due to the market's size and uniformity. In the US, significant profits can be made from number of companies will launch a generic version relatively quickly. As a result of this intense competition, prices tend to erode faster in the US than in any other market.

Key generic pharmaceutical competitors

Mayne Pharma's key competitors tend to differ by region and there are few companies that Mayne Pharma competes with across all regions in which Mayne Pharma operates.

In Europe, competition is geographically fragmented, with Teva and Ebewe being Mayne Pharma's only pan-European competitors. Other competitors include Merck KGaA, Medac, Ratiopharm, Sandoz (a Novartis company) and Stada.

In Australia, competitors include Sandoz and Ebewe.

With the exception of Teva (through Sicor) and Baxter International Inc., Mayne Pharma's key competitors in the US are largely US focused. These competitors include Hospira Inc., American Pharmaceuticals Partners Inc., Bedford Laboratories (a Boehringer Ingelheim company), Akorn and, in Canada, Sandoz.

Many injectable generic competitors are considering entering additional markets.

Across all products, Mayne Pharma also competes with the branded pharmaceutical company who held the original patent to the product.

New sources of competition

Competition is increasing from companies in low cost jurisdictions such as India and Eastern Europe. The low labour cost advantages as well as the strong research and development capabilities in these countries have made these companies competitive. For example, Cipla Ltd and Dabur (in India) and Pliva (in Eastern Europe) are also expanding into western markets. While companies from low cost jurisdictions have tended to focus on orally administered medicines in the past, increasing attention is now being given to the injectable sector.

Mayne Pharma has established partnerships with Indian and Eastern European pharmaceutical companies to position itself, at an early stage in the market's development, to access many of the cost benefits that these companies experience.

(d) Regulation

Mayne Pharma's activities are focused on the highly regulated pharmaceutical markets of North America, Europe and Australia. Whilst regulation differs between most countries, the underlying principles of proving therapeutic and pharmaceutical equivalence are consistent. Mayne Pharma's product portfolio is primarily generic injectable drugs and such products do not generally require the bioequivalence clinical studies performed on generic oral products.

For generic injectable drugs the focus is principally on in-vitro equivalence tests to ensure the drug is the same identity, potency and purity to that of the originator. Studies are also undertaken to ensure the product is sterile and stable over time.

In a limited number of cases where the generic injectable drug being developed is a complex active ingredient such as a biological, or a complex formulation such as an injectable modified release product, clinical trials may be required to confirm the safety, pharmacokinetics, pharmacodynamics or efficacy of Mayne Pharma's product. This is often done in comparison to the originator product and such clinical studies are generally more limited, less costly and time consuming than the development of a new therapeutic entity. In all cases the approval of a generic injectable drug is expected to be shorter and less costly than that for a new therapeutic entity.

Europe

The manufacture, importation, distribution and marketing of pharmaceutical products in Europe are subject to extensive government regulation. The regulatory regime in the European Union is based on a system of licensing whereby manufacturers, distributors and each individual pharmaceutical product are assessed by the various European regulatory bodies. Approval of a marketing authorisation for a pharmaceutical product is subject to an assessment of the quality, safety and efficacy of the product.

Since the 1990's, the European Union countries have adopted legislation increasingly intended to harmonise the regulatory requirements of the member states. The introduction of the mutual recognition procedure in 1995 allowed for the initial assessment of a pharmaceutical product to be carried out by a single reference member state followed by a subsequent simplified procedure of assessment in the other member states. Despite this there are still differences in national requirements and approval procedures, which can delay the issue of each national marketing authorisation. Recent European legislation aims to reduce the potential for national delays within the mutual recognition procedure and to introduce an alternative, potentially faster procedure (the decentralised procedure), which could be used by the generic industry.

In assessing a generic marketing authorisation application, European regulatory bodies are able to take into account the safety and efficacy data generated by the innovator company, hence generic product development is simplified. Within the European Union, however, generic marketing authorisation applications are not accepted by the regulatory authorities until a period of time has elapsed after the innovator product was first granted a marketing authorisation (data exclusivity period). The data exclusivity period currently varies between member states, although recent changes to European legislation will standardise the data exclusivity period for innovator products authorised after 1 November 2005. The new data exclusivity period will prevent the marketing of a generic within 10 years of the approval of the innovator; although the application may be submitted after 8 years.

The new legislation will also enable generic product development to be carried out within the European Union ahead of the expiry of innovator patents.

The [illegible] of a marketing authorisation in the European Union can occur regardless of the status of innovator patents. It is for the

Australia

In Australia, regulation of pharmaceuticals is governed by the Therapeutic Goods Administration ('TGA'). The TGA carries out a range of assessment and monitoring activities to ensure therapeutic goods available in Australia are of an acceptable quality and standard.

All generic pharmaceuticals require registration by the TGA to ensure that the quality, safety and efficacy of the products meet Australian standards. The TGA usually determines this by reviewing the comprehensive dossiers developed by manufacturers. The generic company must be able to prove bioequivalence of the generic product. Once products are approved by the TGA for marketing in Australia, they are included in the Australian Register of Therapeutic Goods ('ARTG').

All manufacturers of ARTG registered goods must have manufacturing processes that comply with the principles of cGMP.

The Federal Government reimbursement scheme for pharmaceuticals in Australia is the Pharmaceutical Benefits Scheme ('PBS'). Branded and generic products are listed on the PBS. The generic drugs are generally priced at the subsidized price, whereas the branded products are generally priced at a premium. However, Mayne Pharma is focused on injectable products which are generally sold to public hospitals through tender contracts rather than individual patients through the PBS, so pricing for Mayne Pharma's products is less dependent on the PBS reference price.

Intellectual property laws in Australia are quite prohibitive. In a number of cases, pharmaceutical companies are not allowed to commence development of a generic product until the patent for the product has expired.

However, to foster increased activity and investment in Australia, the Federal Government provides some financial support to companies undertaking certain activities in Australia, including manufacturing and research and development of pharmaceuticals.

The Pharmaceutical Industry Investment Program ("PIIP") ran from July 1999 to June 2004, during which the Federal Government allocated funding of A$300 million to the program to cover payments to participating companies and administration costs. In 2004, PIIP was replaced by the Pharmaceutical Partnerships Program ('P3'), a research and development subsidy program aimed at stimulating investment in new high quality pharmaceuticals research and development in Australia. Under the P3, the Federal Government is offering up to A$150 million in research and development funding from 2004 to 2009 to participating companies. Mayne Pharma has been advised it is eligible to receive up to A$10 million funding under P3 if research and development is performed in specified areas, but the funding is skewed towards the later years of the program.

The following table summarises the income received through Federal Government grants to Mayne Pharma in relation to PIIP in fiscal year 2003 and fiscal year 2004, and under P3 in relation to fiscal year 2005.

Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005
A$8.6 million	A$8.6 million	A$1.2 million

United States

In the US, the pharmaceuticals industry is regulated by the Federal Government, principally the United States Food and Drug Administration (USFDA) and, to a lesser extent, by state government agencies. Regulations govern or influence the testing, manufacturing, packaging, labelling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of products.

The USFDA requires comprehensive testing of new pharmaceutical products to indicate that these products are both safe and effective in treating the indications for which approval is sought. USFDA approval is also required before a generic equivalent or a new dosage form of an existing drug can be marketed.

The Hatch-Waxman Act 1984, was introduced to increase timely access to generic drugs while ensuring that branded drugs have adequate protection to justify research and development costs. Under this Act, if a drug has been previously approved by the USFDA, the generic equivalent can obtain USFDA approval through the ANDA process. The ANDA process provides a much faster approval process than a new drug, as the company only needs to prove that the generic forms bioequivalence to the branded drug. The average length of time between initial submission of an ANDA and receipt of USFDA approval is approximately one to two years. The Hatch-Waxman Act provides a link between product approval and patent expiry, and streamlines litigation as described below.

An ANDA applicant may seek approval to market a product before patent expiry of the equivalent potential product, by claiming that the listed patent is not valid or that the listed patent is not infringed by the generic product covered by the ANDA. This is known as a 'Paragraph IV' submission. The company making a Paragraph IV submission must notify the patent holder. If the patent holder sues the ANDA filer within 45 days, the USFDA will not grant final approval of the ANDA until the earlier of 30 months from the date the patent holder receives the notice or when the court determines the patent to be invalid or not infringed by the applicant's product.
As a result, generic drug manufacturers are often involved in lengthy litigation against brand name pharmaceutical companies and the strength of a company's legal and intellectual property team can be a competitive advantage.

The first generic manufacturer to file an ANDA with a Paragraph IV certification for a generic equivalent to a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act 1984 if the generic company is able to prove that the innovator's patent is invalid. During this 180-day exclusivity period, the USFDA cannot give final approval to any other generic equivalent.

An increasingly prevalent strategy in the US is the use of 'authorised generics' by branded pharmaceutical companies. An authorised generic involves the innovator company allowing a generic partner to market a generic version of its branded product, commencing just before the patent expires and before other generic competition enters the market. This strategy is particularly harmful to a generic company that has first to file status for a Paragraph IV application because it undermines the potential benefit from the 180 day

The USFDA also requires that the manufacturing operations of generic pharmaceutical companies in the US and companies that export to the US comply with cGMP. cGMP encompasses all aspects of the production process, including validation and record keeping. The USFDA routinely inspects and audits manufacturing compliance before a pharmaceutical product is approved and every two years after approval. Significant remedial actions can be enforced if a company fails to comply with USFDA and other governmental regulations, ranging from fines, suspension of production and distribution, recall or seizure of products, through to injunctions and criminal prosecution.

Approval processes for biogenerics

As biologic products are complex, naturally occurring molecules that are often defined by their manufacturing process, it is not possible to prove bioequivalence for biogenerics without clinical trials. The approval process for biogenerics will be more complex than for other generic products and the extent of the clinical trials will vary by product depending on the complexity of the molecule, therapeutic use and context of molecule.

The EU is leading the development of a biogenerics regulatory pathway and clarity was improved with the enactment of new EU legislation in April 2004 which created a legal pathway for biogenerics.

In the US there is no specific regulatory pathway for the approval of biogenerics. The Hatch-Waxman Act is generally not applicable to biologics, and legislation to create something similar has not yet been developed.

3.3 Mayne Pharma's operations

(a) Introduction

Mayne Pharma is an international leader in injectable generic and specialty pharmaceuticals. Since Mayne Pharma's acquisition of Faulding, it has continued to advance the company's expertise in the development, manufacture and marketing of injectable products primarily for the global hospital market. With approximately 2,000 employees across more than 20 countries, Mayne Pharma operates vertically integrated, international teams in product development, regulatory affairs, manufacturing, marketing and sales.

Figure 3.6 Mayne Pharma's global operations



Direct presence
Distribution arrangements
Main offices
Manufacturing facility
Active pharmaceutical ingredient processing facility

Mayne Pharma's product portfolio includes a broad range of injectable generic drugs across a large number of therapeutic classes, but emphasis has historically been on injectable oncology treatments and within this class, primarily cytotoxic agents.

Figure 3.7 Mayne Pharma proportion of fiscal 2004 and fiscal 2005 sales by therapeutic class


Fiscal Year 2004
Other 16%
Antidotes 3%
Cardiovascular 2%
Analgesics 3%
Anaesthetics 4%
Anti-infectives 8%
Oncology 38%
Bone modulating/ cancer 26%
Fiscal Year 2005
Other 19%
Antidotes 3%
Cardiovascular 3%
Anaesthetics 2%
Analgesics 3%
Anti-infectives 13%
Oncology 47%
Bone modulating/ cancer 10%

In recent years, Mayne Pharma has grown significantly though internal development of products, geographic expansion and acquisitions and in-licensing. In the last two years, Mayne Pharma has made a number of bolt-on acquisitions:

- In 2003, it acquired the NaPro global paclitaxel manufacturing business and global intellectual property rights for paclitaxel as well as Abbott's rights to market and distribute NaPro's paclitaxel in the US and Canada for approximately US$85 million plus inventory on hand;
- In late 2003, Mayne Pharma acquired the US rights to the oncology drugs, methotrexate sodium (methotrexate) and leucovorin calcium (leucovorin) from Xanodyne Pharmacal, Inc.;
- In 2004, it acquired the injectable multivitamin suite of products (MVI®) from aaiPharma Inc. for approximately US$100 million;
- In 2004, it acquired an injectable pharmaceutical manufacturing business in Wasserburg, Germany for €25 million plus €15 million in debt;
- Also in 2004, Mayne Pharma acquired one of Spain's leading specialised hospital generic pharmaceutical distribution businesses from ROVI for €12.2 million plus inventory;
- In December 2004, Mayne Pharma announced it was evaluating a joint-venture with Zydus Cadila, an Indian pharmaceutical company, to construct and operate an injectable, cytotoxic manufacturing facility near Ahmedabad in the State of Gujarat. Following a thorough evaluation of the opportunity, Mayne Pharma and Zydus Cadila formally entered the joint venture in May 2005;
- In June 2005, Mayne Pharma acquired the Intra-tech aseptic manufacturing service in the United Kingdom for approximately £18 million. An aseptic manufacturing service enables hospital pharmacies to outsource the preparation of individual patient doses of medicines from licensed pharmaceutical products. This activity has historically been performed inside the hospital pharmacy;
- In June 2005, Mayne Pharma acquired Onkoworks, a pharmaceutical company that focuses on the sale of generic oncology products to specialist doctors operating in private practices across Germany. This acquisition provides synergies through combining Mayne Pharma's existing sales organisation, focused on the public hospital segment of the German market, and Mayne Pharma's broad range of oncology products with the Onkoworks sales channel. The acquisition also added six new oncology products to Mayne Pharma's German portfolio; and
- In July 2005, Mayne Pharma announced that it had increased its existing presence in Italy by acquiring two generic pharmaceutical businesses specialising in the hospital segment: PHT Pharma (acquisition completed June 2005) and Biologici (acquisition completed August 2005). These acquisitions added a total of 25 new molecules to Mayne Pharma's portfolio in Italy and Mayne Pharma now has a broad range of acute care injectable products in Italy.

Mayne Pharma has also entered into a number of partnering and in-licensing arrangements to broaden its product portfolio, including taking a licence of Ivax's first to market rights for Paxene® in Europe and partnering with Pliva for the launch of biogeneric versions of EPO and G-CSF in Europe and Asia Pacific, as well as a number of development and manufacturing agreements with Indian companies. Recent partnering and in-licensing arrangements are summarised in the table below.

Counter Party	Products	Regions	Total LMV of products[13]	Expected Launch date
Ivax[14]	Paxene® (paclitaxel)	Western Europe	US$450 million	Launched in FY 2004
Intas	3 cytotoxic products	Various	Not disclosed	Not disclosed
Strides I	6 specialised injectable products	US	US$350 million	From FY 2007
Strides II	Range of anti-infective products	US, Europe	US$1.1 billion	From FY 2007
Pliva	Biogenerics (EPO and G-CSF)	Western Europe, Asia Pacific	US$1.6 billion	From FY 2008

(b) EMEA

In the year ended 30 June 2005, Mayne Pharma's EMEA operations generated sales of A$326.3 million, an increase of 60.4% over the prior year. EMEA is Mayne Pharma's most important sales region accounting for 47.5% of Mayne Pharma's pro-forma total sales in the 2005 fiscal year.

It is estimated that Mayne Pharma is the market leader based on sales in injectable generic pharmaceuticals in the UK and continental Europe. The business currently employs almost 600 people. The regional head office is located in the UK with satellite offices located in Germany, France, Italy, Spain, Belgium, Luxembourg, Portugal, Ireland, Denmark, Norway, Sweden, the Netherlands, the United Arab Emirates and Saudi Arabia. Mayne Pharma has distribution arrangements in a further 33 countries within EMEA, including Austria, Finland and Greece. Mayne Pharma believes that its broad European injectable generic sales force provides a competitive advantage in product distribution and in seeking product licensing opportunities with developers and manufacturers of pharmaceuticals who do not have this broad sales and distribution capability.

Following the acquisition of a leading Spanish specialised hospital generic pharmaceutical distribution business from ROVI in December 2004, Mayne Pharma now has a direct presence in each of the five largest pharmaceutical markets in Europe. It is estimated that Mayne Pharma is the market leader in injectable generics in the United Kingdom, Italy and Belgium, is the number two supplier of injectable generic pharmaceuticals in Spain and a significant supplier in the Netherlands, France, Portugal, the Nordic region and Germany. Overall it is estimated Mayne Pharma is the market leader in injectable generics in continental Europe.

With an extensive distribution network in place, Mayne Pharma is leveraging its manufacturing and sales capabilities by taking products currently manufactured for other regions and selling them to new countries. The continental European rollout of two key oncology products, pamidronate and Paxene®, demonstrates the success of Mayne Pharma's geographic expansion strategy.

In May 2004, Mayne Pharma acquired a USFDA approved manufacturing facility in Wasserburg, Germany, specializing in freeze-dried, non-cytotoxic injectable pharmaceutical manufacturing. This facility provides additional manufacturing capacity needed to support Mayne Pharma's global growth strategy and has a profitable contract manufacturing business.

In June 2005, Mayne Pharma acquired Intra-tech, a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags, based in the UK. An aseptic manufacturing service enables hospital pharmacies to outsource the preparation of individual patient doses of medicines from licensed pharmaceutical products. Aseptic manufacturing is consistent with Mayne Pharma's vertical integration strategy for commodity generic products and is highly complementary to its strong oncology portfolio in the UK.

Products

Mayne Pharma's product portfolio in Europe, the Middle East and Africa is currently focused on oncology, which accounted for nearly 70% of revenue in fiscal year 2005. Mayne Pharma has also successfully increased the number of molecules marketed in the region through internal development and in-licensing activities, from 53 in fiscal 2002 to 75 in fiscal year 2005. In addition to adding new molecules to the portfolio during this time, a number of smaller, less profitable products have been phased out.

Approximately 67% of Mayne Pharma's fiscal year 2005 revenue came from commodity generics, 17% from branded generics, with the remainder coming from contract manufacturing at Wasserburg and compounding services.

Mayne Pharma has been successful in being first to market with key products in Europe. Paxene®, the first alternative to Bristol Myers-Squibb's Taxol® marketed across most Western European countries, was launched in Europe in May 2004. This was facilitated by Mayne Pharma's ownership of a vertically integrated paclitaxel supply chain, the collaborative agreement with Ivax and broad European sales and distribution infrastructure. Paxene® (paclitaxel) was the only alternative to Taxol® across the major European markets for approximately nine months from the date Paxene® was launched.

In the last two years, Mayne Pharma has been first to market in Europe with three other important generic hospital drugs – the oncology products pamidronate and irinotecan, and the thalassemia drug, desferrioxamine, reflecting Mayne Pharma's regulatory expertise in the region.

Biogenerics

Mayne Pharma is well positioned in the evolving biogenerics industry in Europe. In February 2005, it entered into a strategic collaboration with Pliva, a leading Eastern European based generic and specialty pharmaceutical company, to develop and manufacture two major biogeneric products commonly used by cancer patients: EPO and G-CSF. Mayne Pharma will exclusively market and distribute these products in Western Europe and other selected markets around the world.

Pliva has strong research and development capabilities and is well advanced in its development of these products. The agreement complements Mayne Pharma's hospital and oncology emphasis and provides a significant opportunity to establish a strong sales position in the emerging market for generic biological drugs.

Sales and marketing

Mayne Pharma employs more than 100 people in sales and marketing in Europe, the Middle East and Africa. In Europe, Mayne Pharma has sales staff located in 13 countries, compared with six countries when it acquired the business in 2001. Mayne Pharma has distribution arrangements in a further eighteen countries in Europe, compared with nine countries in fiscal year 2002.

Mayne Pharma's approach to sales and marketing differs country by country. As an example, in the UK, the sales process is largely tender driven. Long term contracts with a small number of regional tender boards cover the majority of generic pharmaceuticals supplied to hospitals. This necessitates a relatively small sales force that concentrates on maintaining strong and long term relationships

In contrast, in Germany, the supply of generic pharmaceuticals is not tender driven but rather sales are made directly to hospitals and clinics. This demands a larger sales force to market to the large number of hospitals and clinics across the country.

The Pliva biogenerics partnership will require Mayne Pharma to expand its clinical sales capabilities in Europe, which may provide it with further opportunities to sell additional specialty products through this channel.

In the Middle East and Africa, Mayne Pharma has a direct presence in two countries (Saudi Arabia and the United Arab Emirates) and distribution arrangements in a further 15 countries.

(c) Asia Pacific

In the fiscal year ended 30 June 2005, Mayne Pharma's Asia Pacific operations generated sales of A$205.1 million representing 30% of total sales.

Mayne Pharma is the clear market leader in injectable generic pharmaceuticals in Australia[15] and has an established presence in most key Asian markets. Mayne Pharma employs over 1,100 people in the region. The head office is located in Melbourne, Australia, with other offices located in New Zealand, Singapore, Malaysia, Hong Kong and India and distribution arrangements in a further 10 countries, including joint venture arrangements in Taiwan and Thailand.

According to IMS data for the 12 months to December 2004, Mayne Pharma is the eighth largest pharmaceutical company by sales (including branded and generic pharmaceutical companies) in the Australian hospital pharmaceuticals market, and is the clear market leader in injectable generic products. In Australia, Mayne Pharma has a broad specialty pharmaceuticals portfolio, with less than 60% of revenues coming from commodity generics. The products are spread across diverse therapeutic areas.

Mayne Pharma has two manufacturing facilities in Australia: Mulgrave, a large facility with cytotoxic and non-cytotoxic capabilities, and Salisbury, which focuses on oral pharmaceuticals manufactured for third-party distribution.

Products

In Australia, Mayne Pharma has a broad pharmaceutical portfolio which includes commodity generics, branded generics and proprietary products. In fiscal year 2005, more than 40% of Mayne Pharma's sales were from branded generics and specialty products. The portfolio covers a broad range of therapeutic areas including oncology, anaesthesia, pain management and anti-infectives. Mayne Pharma currently markets over 120 molecules in the Asia Pacific region.

The Australian business also has a well developed product-licensing strategy. The strategy focuses on Mayne Pharma identifying proprietary products already sold overseas, and licensing the right to market and distribute the product for the Australian market. Mayne Pharma's clinical selling capabilities in the Australian market make it an attractive product licensing partner for overseas companies.

During 2004 and 2005 Mayne Pharma continued to successfully license patented drugs, launching four new products in Australia in fiscal year 2004: Eligard®, Kytril®, Granocyte® and Gabitril®, and in fiscal year 2005, Mayne Pharma launched Eligard® in New Zealand, and in July 2005 Mayne Pharma launched Flutamide® tablets in the Philippines.

Sales and marketing

In the Asia Pacific region, Mayne Pharma employs approximately 80 people in sales and marketing.

In Australia, 75% of Mayne Pharma's products (by sales) are supplied to hospitals, with the majority of the remainder being supplied to retail pharmacies. Supply of generic products in Australia to hospitals is driven by state contracts. These contracts are won through successful tendering and negotiation. Mayne Pharma has strong and long-standing relationships with the key decision-makers. The majority of hospitals purchase pharmaceuticals through wholesalers, who act as an intermediary between the pharmaceutical manufacturer and the hospital. Sales of branded products are driven by physician prescriptions. Mayne Pharma has experienced sales teams with therapeutic area specialization to market branded products to physicians.

Mayne Pharma's clinical selling capabilities combined with its strong tendering capabilities have been important in developing and maintaining the leading position in generic hospital injectable products in Australia.

Oral pharmaceuticals

In Australia, Mayne Pharma manufactures some oral pharmaceuticals for sale in Australia and overseas. Less than 10% of Mayne Pharma's total sales are from oral products.

A number of the oral based drugs produced have proprietary features, mainly related to modified release technology. Some of these products are marketed by third parties overseas and have provided a consistent, strong income stream. The significant majority of Mayne Pharma's revenue from oral pharmaceuticals is derived from contract manufacturing activities.

Doryx®, (primarily manufactured for Warner Chilcott), represents a large proportion of Mayne Pharma's oral pharmaceuticals revenue. Other oral pharmaceutical products manufactured by Mayne Pharma include Kapanol® and Eryc®.

Mayne Pharma's oral products are manufactured at the Salisbury facility in South Australia.

(d) Americas

In fiscal year 2005, Mayne Pharma's Americas operations generated sales of A$156.0 million, an increase of 36.0% over the prior year.

In the Americas region, Mayne Pharma has a direct presence in the US and Canada. Mayne Pharma currently has approximately 330 employees in the region.

In the US, Mayne Pharma has an established business. There has been a focus on growing the business through investment in internal development and through a number of small-to-medium-sized acquisitions. The paclitaxel and MVI® acquisitions, and the launch of the products, pamidronate, fluconazole and carboplatin, have significantly enhanced Mayne Pharma's US market position.

It is currently estimated that Mayne Pharma has the fourth largest market share for injectable generic oncology medicines in the US[16].

Mayne Pharma also has a strong and established business in the injectable generic hospital market in Canada, which was established in 1988. It is estimated Mayne Pharma has the second largest market share for generic hospital drugs in this market.

Mayne Pharma's operations in Mexico and Brazil were discontinued during the year ended 30 June 2005. The less regulated, lower cost nature of these markets was inconsistent with Mayne Pharma's focus on USFDA quality products, that are more costly to produce due to the more stringent regulatory requirements.

Mayne Pharma has two manufacturing facilities in the Americas region, namely Aguadilla (Puerto Rico) for injectable finished products and Boulder (Colorado) for paclitaxel API processing. Mayne Pharma now has a vertically integrated business for paclitaxel that encapsulates all components of the supply chain from sales and marketing back to sourcing of the API.

Products

Mayne Pharma's Americas business has traditionally been focused on commodity generics with a specialisation towards oncology.

In the year ended 30 June 2004, two key oncology drugs, pamidronate and paclitaxel were significant contributors to revenue in the Americas region.

In 2004, Mayne Pharma acquired the MVI® injectable multivitamin products business. This acquisition diversified the US product portfolio by broadening the therapeutic focus and introducing branded generics.

In the year ended 30 June 2005, Mayne Pharma launched two key products in the US, carboplatin, a key oncology drug, and fluconazole, which is used in the treatment of systemic fungal infections. Due to the competitive nature of the US market, price erosion of key generic drugs tends to be high. This was particularly so with the two drugs launched in the year ended 30 June 2005, reflecting the increasing level of competition in the US market.

In the year ended 30 June 2005, Mayne Pharma signed two in-licensing agreements with Strides, an Indian pharmaceutical company, to further broaden its US product portfolio. The agreements cover six specialised injectable, non-cytotoxic products to be launched commencing in the year ending 30 June 2007 and a range of anti-infective products, the first of which is expected to be launched in the year ending 30 June 2007.

Mayne Pharma currently markets 50 molecules in North America, nearly twice the number which were being marketed in fiscal year 2002.

Sales and distribution

Mayne Pharma's core generic products in the US are primarily marketed by a dedicated sales force to a range of end users being hospitals, long term care facilities, alternate care sites, clinics and doctors who administer injectable products in their offices. It is estimated that in fiscal year 2005, approximately 60% of sales of Mayne Pharma's products were to hospitals and 24% to clinics, with the remainder being supplied to other care sites and doctors who administer the drugs in their offices. Many end users purchase through group purchasing organisations ('GPOs') which negotiate collective purchasing agreements on behalf of their members, or through specialty distributors, which specialize in particular therapeutic categories such as oncology. It is estimated that approximately 70-80% of pharmaceutical sales to hospitals occur through GPOs, with a smaller proportion of clinic and doctor sales going through the GPOs. Mayne Pharma has long term relationships with all major GPOs in the US, and also has relationships with the leading specialty distributors.

Mayne Pharma's sales force in the US is comprised of 27 sales representatives, supported by business development and sales support staff.

In Canada, Mayne Pharma has five sales representatives that sell predominantly to government hospitals, through tender processes. Contracts tend to be longer term and the level of competition is not as intense in Canada as in the US.

3.4 Mayne Pharma Global Services

(a) Product Research and Development

Product development

Mayne Pharma has a global approach to product development, which closely links product development with business development. Product development opportunities tend to be identified by both sales and marketing and development staff, and are put before a global steering committee for consideration. The core responsibility of the global steering committee is to evaluate and prioritise product development opportunities.

Once it is established that a product is core to Mayne Pharma's pipeline, the global steering committee will determine whether the product should be internally developed, contract developed or in-licensed. In making this decision, consideration will be given to internal competencies, cost, intellectual property and regulatory constraints and manufacturing capabilities.

Research, development and regulatory affairs

Research and development activities have been a significant contributor to Mayne Pharma's product pipeline. The effectiveness and efficiency of research and development activities will continue to be a key driver of Mayne Pharma's success.

Mayne Pharma has global research and development capabilities, with product development, intellectual property and regulatory affairs personnel based in all three regions. The research and development team has expanded in recent years, and currently consists of over 130 staff.

Additionally, Mayne Pharma employs approximately 130 regulatory staff globally. This local regulatory expertise assists Mayne Pharma in bringing products to market in a timely and efficient manner. The team is experienced in devising efficient regulatory approaches in the registration of generics. An example of this is a generic product that is the same molecule but has a novel formulation or presentation.

Research and development activities are focused on injectable pharmaceuticals primarily in the area of oncology and related critical care areas. Mayne Pharma seeks to develop generic products that have one or more characteristics that make it difficult for other competitors to develop competing generics. These characteristics can include:

- specialized manufacturing capabilities;
- difficulty in sourcing raw materials;
- complex formulation or development characteristics;
- unusual regulatory challenges to overcome; or
- sales and marketing challenges.

During fiscal year 2005, Mayne Pharma established relationships with research and development partners in low-cost and generic-friendly environments such as India. In determining whether to develop a product internally or externally, a number of factors are considered, including:

- development competencies;
- development costs;
- intellectual property constraints; and
- preferred manufacturing sites.

Whilst Mayne Pharma will continue to explore development opportunities in low cost, high quality environments, Mayne Pharma intends to retain control of the development of strategically important molecules.

Product approvals

In 2005, Mayne Pharma received a total of 39 product approvals, compared to 34 in 2004.

	Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005
EMEA	36	23	26
Americas	11	7	7
Asia Pacific	26	4	6
Total	73	34	39

Key products approved and launched in fiscal year 2005 included:

- Fluconazole launched in the US in July 2004;
- Carboplatin launched in the US in October 2004;
- Paclitaxel launched in several European countries not covered by the Paxene® in-licensing arrangements with Ivax;
- Irinotecan launched in Australia and smaller European markets where patents have expired or were not filed;
- Octreotide SAR launched in Canada; and
- Vinorelbine launched in Canada and Australia.

Product pipeline

The term product pipeline refers to the products that Mayne Pharma currently has under development, has developed, or has in-licensed from a third party, that it expects to launch in future years. Products that are the subject of litigation are separately disclosed in the product pipeline to highlight the different risks associated with these products.

Pharmaceutical companies tend to measure the value of expected new product launches in terms of local market value ('LMV'). LMV refers to the local market value of sales of the equivalent patented product prior to expiration of patent protection. Whilst it is industry practice for generic companies to quote LMV or branded sales figures for products in their pipeline, it is important to note that the value of the market will likely decline once patents expire due to price erosion when generic competitors enter the market. The decline of

The expected product pipeline for Mayne Pharma the next 3 years is set out below.

Figure 3.8 LMV


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
LMV ($USm)*
47
790
880
637
851
1,768
2,334
FY06
FY07
FY08
Submitted
Pending submission
Litigation dependent

**The LMV for product launches is based on IMS MAT data to December 2004*

As at 30 June 2005, Mayne Pharma had filed applications with various regulatory agencies for generic equivalents of drugs with aggregate LMV of US$1.6 billion. These molecules are scheduled for approval and launch in FY 2006 and FY 2007.

There are a number of other molecules under development that are pending submission. As at 30 June 2005, the aggregate LMV of products pending submission for approval and launch in FY 2007 and FY 2008 was US$3.0 billion.

In addition, Mayne Pharma has a number of products in development that are expected to be launched subject to successful litigation outcomes. The financial impact of these launches is not included in Mayne Pharma's outlook in Part 3.11 of this document.

The LMV of Mayne Pharma's product pipeline is higher in FY 2007 and FY 2008 due to the increased focus on internal development and contract and external development initiatives. Mayne Pharma has recently entered into a number of partnering arrangements with companies such as Strides, Intas and Pliva. However, the majority of products from these arrangements are expected to be progressively launched in FY 2007 and beyond.

Patent litigation

A key success factor for companies in the generic pharmaceuticals industry is launching products earlier than competitors. One method of doing this involves identifying ways to launch the product being developed prior to the expiry of the innovator's patent. This can be accomplished by either researching and developing a generic product that is bioequivalent to the innovator's product but does not infringe on the patent(s) of the product, or by going through a legal process to conclude that the innovator's patent(s) is (are) invalid. These steps to launch a product early usually result in vigorous litigation between the generic company and the innovator.

At any point in time Mayne Pharma may be involved in various litigation matters related to products it is developing. Mayne Pharma has a small number of molecules in advanced development which Mayne Pharma believes may be launched prior to patent expiry because Mayne Pharma is of the opinion that either its formulation does not infringe on the innovator's patent or the innovator's patent is invalid.

Mayne Pharma is currently engaged in litigation with respect to propofol, a major anaesthetic product in the US market with an LMV of US$530 million. This propofol litigation is based on Mayne Pharma's Paragraph IV filing in the United States. Mayne Pharma is arguing that its generic version of propofol does not infringe on the innovator's patent. While the trial has now concluded, a decision may not be handed down for several months. Since it is common for an appeal process to follow such a judgement, it is unlikely that legal proceedings in relation to Mayne Pharma's propofol filing would be concluded prior to June 2006.

Mayne Pharma has filed a Paragraph IV in the United States in relation to ondansetron claiming that the innovator's patent is invalid. Mayne Pharma is not actively pursuing this litigation at this time. It is likely that the innovator will receive a six-month paediatric extension for its ondansetron patent. Therefore, launch of Mayne Pharma's ondansetron product is unlikely to occur before late calendar year 2006.

(b) Raw materials (API sourcing)

Mayne Pharma has historically sourced all API externally. Mayne Pharma has established relationships with preferred suppliers and works very closely with suppliers to ensure continuity of supply while maintaining material quality and reliability. The aim of these relationships is to enable Mayne Pharma to obtain competitive pricing with the opportunity to bundle several API together to reduce unit costs.

Through the acquisition of the paclitaxel API processing business in Boulder, Mayne Pharma gained capability for API development and manufacturing. This facility currently only manufactures the API used in paclitaxel. The other raw materials used in manufacturing are currently sourced externally from suppliers in the US, Europe, India, China and other countries. However, Mayne Pharma is moving into

With a significant proportion of total product cost being tied up in API for some products, there are significant financial and strategic benefits to be gained through strategic vertical integration into API development and processing in a low cost environment.

In May 2005, Mayne Pharma established a joint venture with Zydus Cadila, a large vertically integrated Indian pharmaceutical company, with the intention of moving into API development and manufacture in the future.

Mayne Pharma is also considering expanding the Boulder API processing facility's API capabilities beyond paclitaxel.

(c) Manufacturing

Mayne Pharma is focused on developing a globally competitive supply chain through manufacturing products internally as well as strategically outsourcing some of its manufacturing requirements to reliable, high quality contract manufacturers. The following table summarises Mayne Pharma's current internal manufacturing facilities.

Facility	Location	Staff	Type of products
Aguadilla	Puerto Rico, USA	160	Non-cytotoxic solution vials
Boulder	Colorado, USA	80	API
Mulgrave	Victoria, Australia	650	Non-cytotoxic and cytotoxic. Solution and freeze dried. Ampoules and vials fully finished
Salisbury	South Australia, Australia	141	Bulk imported API. Capsules, liquids and creams finished product. Pellets bulk finished dosage form
Wasserburg	Bavaria, Germany	227	Bulk non-cytotoxic solution and freeze dried vials and solution ampoules. Limited packed finished product
Total		1,258	

Following the acquisition of the Wasserburg facility during fiscal year 2004, Mayne Pharma now has manufacturing facilities located in each of its core three regions. Mayne Pharma is now focused on optimising capacity, cost, quality and time to market across these facilities. Mayne Pharma also has an oral manufacturing facility in Salisbury, South Australia and has entered into a joint venture with Zydus Cadila to construct and operate a cytotoxic manufacturing plant in India.

Mayne Pharma's Mulgrave facility is its largest and most diverse finished dosage facility, with capabilities to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. Currently Mulgrave is Mayne Pharma's only facility with cytotoxic capability. The facility has a broad filling capability, including the ability to sterilize or aseptically fill single and multiple dose vials. The facility also has the capability to lyophilize, or freeze dry, products. Products from this facility are sold in more than 65 countries around the world.

Approximately A$50 million has been invested to establish a new cytotoxic production facility in Mulgrave that is expected to improve efficiency and be compliant with the cGMP requirements. The new facility is expected to begin commercial production for Australia in 2006, with approvals for overseas markets expected to follow later that year. In addition, Mayne Pharma is progressively outsourcing the production of ampoules to a contract manufacturer.

During the 2005 financial year, Mayne Pharma extended its annual repairs and maintenance shutdown at Mulgrave to undertake improvements to manufacturing and quality processes. Since the Mulgrave site is Mayne Pharma's single most important manufacturing facility, the effect on sales from the extension needed, and received, close management attention. Mayne Pharma prioritised supply of higher margin products to those markets that offered the greatest commercial returns and, to the extent possible, mitigated product shortages across all markets. This strategy worked successfully and importantly, the changes to Mayne Pharma's manufacturing and quality processes at Mulgrave have led to significant improvements in operating efficiencies and a steady reduction in average manufacturing cycle times in the second half of financial year 2005.

Some contract manufacturing of finished dosage injectable products for other pharmaceutical companies is also conducted at the Mulgrave facility.

Mayne Pharma's Wasserburg facility in Germany can produce both terminally sterilized and aseptically filled ampoules and vials. The core competency of the business is lyophilization, a complex technique to freeze-dry a solution into a solid or powder to offer extended shelf life of the product. The operations are also capable of product inspection, packing and analytical services. The number of Mayne Pharma products produced at the facility will be progressively increased as approvals for manufacturing these products at Wasserburg are received. Mayne Pharma is also committed to retaining the existing contract manufacturing business at Wasserburg, which manufactures sterile injectable pharmaceuticals for customers throughout Europe, the Middle East and America. The Wasserburg facility went through a major expansion in 2004, which provides Mayne Pharma with the flexibility to continue to contract manufacture products for existing contract manufacturing customers, as well as provide additional capacity for Mayne Pharma's use.

In January 2005, Mayne Pharma commenced a significant investment program at the Aguadilla facility in Puerto Rico, driven by the need to meet future capacity requirements and cGMP, and to enable Mayne Pharma to in-source the manufacture of the MVI® products which are currently contract manufactured by third parties. The plant was shut down in January 2005 to commission three new filling lines. A new modern laboratory dedicated to the research and development of new drug applications has also been built at the facility. This facility is expected to progressively recommence commercial production from around the middle of calendar year 2006.

The Aguadilla facility will have the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. The facility has a broad filling capability, including the ability to terminally sterilize or aseptically fill single and multi-dose vials and ampoules.

Mayne Pharma's joint venture with Zydus Cadila will almost double Mayne Pharma's cytotoxic manufacturing capabilities and assist with early development and launch of products at patent expiry in key target markets. The first products produced by the joint venture are expected to be launched in fiscal year 2008.

(d) Quality and compliance

Mayne Pharma is committed to maintaining a high standard of regulatory compliance and providing high quality products to its customers. Over the past two years, Mayne Pharma has significantly increased resources devoted to quality assurance and regulatory compliance, and developed and implemented improved quality systems and concepts throughout the organisation. The senior management team is actively involved in setting quality policies and managing internal and external quality performance. The quality assurance department provides leadership and supervises Mayne Pharma's quality systems. An active audit program utilising both internal resources and external consultants monitors compliance with applicable regulations, standards and internal policies.

Mayne Pharma takes a global approach to managing quality and compliance with regulatory authorities such as the USFDA and TGA. There is a global head of quality, based in the US, who reports directly to Mayne Pharma's Chief Executive Officer. The global head of quality promotes compliance with cGMP in each region, and internationally recognized experts are engaged as appropriate to review both Mayne Pharma's manufacturing processes and procedures as well as its administrative processes and procedures in each region.

3.5 Board and Management

(a) Mayne Pharma Directors

Each of Mr Peter Willcox, Mr Rowan Russell, Dr John Sime and Dr Nora Scheinkestel was appointed as a director of Mayne Pharma by a resolution passed by Mayne Healthcare Holdings Pty Limited as sole shareholder of Mayne Pharma on [4] October 2005. Dr Thierry Soursac will be appointed as a director of Mayne Pharma with effect from the Effective Date. The directors of Mayne Pharma as at the date of this document also include Mr Stuart James, Mr Peter Jenkins, Mr Paul Binfield and Mr Michael Kotsanis, each of whom will resign prior to the Effective Date.

On the Effective Date, the Mayne Pharma Board will therefore comprise the following:

Mr Peter Willcox
BA (Hons), MA (Physics)
Chairman

Mr Willcox joined the Mayne Board in October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Mayne Board's Nomination Committee and Remuneration Committee.

Mr Willcox was previously Chairman of AMP Ltd (February 2003 to 7 September 2005).

He has formerly held several other listed company directorships, including Lend Lease Corporation, FH Faulding & Co. Ltd, North Ltd, James Hardie Industries Ltd, Woodside Petroleum Ltd and BHP Ltd. He is also a former chief executive officer of BHP Petroleum. Age 60.

Dr Thierry Soursac
M.D., PhD (Clinical Pharmacology and Pharmacokinetics), MBA
Chief Executive Officer and Managing Director (post Demerger)

Dr Soursac has been appointed Chief Executive Officer and Managing Director of Mayne Pharma, subject to the Demerger being approved by Mayne's shareholders and becoming effective. He was most recently Executive Vice President of Aventis SA and President of Global Commercial Operations as well as a member of the Management Board. In this capacity, Dr Soursac was responsible for all proprietary and generic business worldwide including the global oncology business unit, all affiliates around the world, corporate marketing, corporate development and strategy as well as global marketing and medical affairs. Along with the positions he previously occupied were President of Research worldwide, head of the biotech division worldwide, head of local affiliates and began his business career as a hospital sales representative. Prior to joining the pharmaceutical industry, Dr Soursac was an assistant professor in oncology and established and led the pharmacokinetics research department at the Paul Papin Centre for five years. Dr Soursac holds French and American citizenships and will be based in London, UK. Age 48.

Details of the terms of appointment for Dr Soursac are set out at Part 3.5(c) of this document.

Mr Rowan Russell
BA, LLB (Hons)

Mr Russell joined the Mayne Board in 2001. He is a member of the Mayne Board's Remuneration Committee, Nomination Committee and Occupational Health, Safety & Environment Committee.

Mr Russell is partner in charge of Mallesons Stephen Jaques' office in London. He is also a professional associate of the Monash University Law School. Age 49.

Dr John Sime
MSc (Physical Chemistry), PhD (Biochemistry, London), MSc (Physical Chemistry, Melbourne), FRSC, C.Chem
Dr Sime joined the Mayne Board on 10 November 2004. He is currently chair of the Mayne Board's Occupational Health, Safety & Environment Committee and a member of the Remuneration Committee.

Dr Sime is a director of Prima BioMed Limited (since April 2005).

Dr Sime is currently adjunct professor at Swinburne University of Technology in the School of Research and Graduate Studies. He is also the former chief executive officer of the BioIndustry Association (UK) and has more than 25 years' experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc). Age 64.

Dr Nora Scheinkestel
LLB. (Hons), PhD
Dr Scheinkestel joined the Mayne Board on 1 July 2005. She is a member of the Mayne Board's Audit & Compliance Committee.

Dr Scheinkestel is currently a non-executive director of Newcrest Mining Limited (since August 2000), PaperlinX Limited (since February 2000) and AMP Limited (since September 2003).

Dr Scheinkestel's background is as a senior banking executive in international and project financing. She is an associate professor at the Melbourne Business School. Age 45.

(b) Mayne Pharma senior management

In addition to the appointment of Dr Thierry Soursaç as the Chief Executive Officer and Managing Director of Mayne Pharma, Mr Paul Binfield will be appointed as the Chief Financial Officer of Mayne Pharma upon the Demerger becoming effective.

Mr Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Chief Financial Officer
Mr Binfield joined Mayne in 1999 and is currently responsible for all aspects of Mayne's financial management and reporting as well as the group's corporate services. Mr Binfield was previously employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in Australia and overseas. Age 40.

(c) Terms of appointment of Dr Soursac

Mayne Pharma and Dr Soursac have entered into a service contract which sets out the terms of his appointment.

Appointment

Dr Thierry Soursac has been appointed Chief Executive Officer and Managing Director of Mayne Pharma and will take up his appointment upon the Demerger becoming effective. Dr Soursac will be based at Mayne Pharma's office in London.

Term

Dr Soursac's appointment as Chief Executive Officer and Managing Director takes effect from the Effective Date and continues until his appointment is terminated as described below.

Dr Soursac will provide consulting services to Mayne Pharma from 1 October 2005 until he takes up his appointment as Chief Executive Officer and Managing Director.

Remuneration

Dr Soursac's remuneration comprises the following components.

Base entitlements

Dr Soursac will be paid a base salary of US$[xxx] per annum.

Dr Soursac's remuneration will be reviewed annually no later than 2 months after the end of each financial year at the time when the Mayne Pharma Board, together with Dr Soursac, sets specific objectives to be achieved by Dr Soursac in the following year. Following this review Dr Soursac's remuneration may be maintained at the same amount or increased by such amount as Mayne Pharma Board after consultation with Dr Soursac, determines taking into account his performance, the performance of the Mayne Pharma Group and any other factors the Mayne Pharma Board considers appropriate.

Mayne Pharma will contribute to a pension fund and provide health and life insurance benefits for Dr Soursac commensurate with those typically provided by a UK company which is comparable with Mayne Pharma and allowances appropriate for a senior executive who is required to relocate from the United States to London.

Short term incentives

Dr Soursac will be entitled to annual short term incentive payments ('STI'). The STI will be based on achievement of key performance indicators ('KPI'). The KPI will be set by the Mayne Pharma Board in consultation with Dr Soursac and may include both financial and non-financial targets in respect of Dr Soursac's performance and the Mayne Pharma Group.

The value of any STI actually provided in a year will be determined by the Mayne Pharma Board having regard to the level of achievement of the KPI.

Initially the minimum value of any STI will be [xxx]% of the base salary, the maximum value of any STI will be [xxx]% of base salary and the on target STI for achievement of all KPI for a year will be [xxx]% of base salary ('Target STI'). Any STI due to Dr Soursac will be paid in cash.

Long term incentives

Dr Soursac will be entitled to long term incentives in the form of options to acquire shares in Mayne Pharma to be granted pursuant to the Mayne Pharma ESOP. Further details of the Mayne Pharma ESOP are set out at Part 6.4(b).

On appointment as Chief Executive Officer and Managing Director, Dr Soursac will be granted [xxx] options to acquire shares in Mayne Pharma ('Initial Grant'). He will be granted a further [xxx] options immediately following the release of Mayne Pharma's profit results for the year to 30 June 2006 ('Second Grant'), and thereafter a further [xxx] options on each anniversary of the Second Grant during the term of his appointment.

Each option granted to Dr Soursac will give him an entitlement, subject to the satisfaction of the performance condition described below and payment of the exercise price, to acquire one fully paid ordinary share in Mayne Pharma.

The exercise price for the options comprising the Initial Grant will be A$[xxx]. The exercise price of all subsequent grants of options will be the average share price of Mayne Pharma Shares over the 10 business days after the release of Mayne Pharma's profit results for the previous year.

The shares necessary to satisfy the exercise of any options will be [acquired on market under the Mayne Pharma ESOP] at the time Dr Soursac exercises an option.

The Initial Grant will have an effective commencement date of the date on which the Demerger takes effect. The Second Grant will be made immediately following the release of Mayne Pharma's profit results for the years to 30 June 2006, which is anticipated to be in August 2006, and will have an effective commencement date on the business day following the release of those results. Subsequent grants of options will be made on each anniversary of the Second Grant and will have an effective commencement date on the business day following each anniversary of the Second Grant.

Subject to the satisfaction of the performance condition described below, one third of the Initial Grant will vest immediately following the release of Mayne Pharma's profit results for the year to 30 June 2006, one third on the first anniversary of that date and one third on the second anniversary of that date. All other options will, subject to the satisfaction of the performance condition described below, vest as follows: one third of each grant of options will vest at the end of the first, second and third years respectively after the effective commencement date of the relevant grant of options. The vesting of the options is subject to the performance condition being satisfied. The performance condition will be based on Mayne Pharma's total shareholder return.

Initially the performance condition will be as follows: if the compound average growth rate in Mayne Pharma's total shareholder return over the performance period is [xxx]%, then [xxx]% of the options which are due to vest at that time, will vest. If the compound average growth rate in Mayne Pharma's total shareholder return over the performance period is [xxx]% then [xxx]% of the options which are due to vest at that time, will vest. For growth rates between [xxx] and [xxx] % a proportionate number of the relevant options will vest.

If the performance condition is not met at the vesting date for any of the options the performance condition will be re-tested at quarterly intervals over the following two year period. If the performance condition is satisfied at any of those points the relevant options will vest, otherwise the options will lapse.

Total shareholder return is the sum of movement in the share price of Mayne Pharma Shares, dividends paid on those shares and any capital returns.

The performance period for the options will, except in relation to the first one third of the Initial Grant, be the 12 months prior to the date on which the relevant options are due to vest. In relation to the first one third of the Initial Grant, the performance period will be the period between the effective commencement date of the Initial Grant and the date on which Mayne Pharma releases its profit results for the year to 30 June 2006.

If there is a material change to Dr Soursac's duties and responsibilities after the Demerger has taken effect and Dr Soursac exercises his right to terminate the service contract as a result, Dr Soursac may elect to have all of the options which have been granted to him at the date of termination and which have not vested, vest immediately or alternatively to have those options vest in accordance with the normal vesting schedule, in either case without any performance conditions attached.

However, on termination for any other reason the Mayne Pharma Board will determine in its absolute discretion whether any unvested options will vest.

Transitional long term incentive

Dr Soursac will receive on 1 October 2005 an award of [xxx] performance rights in accordance with the rules of the Mayne Performance Share Plan in force from time to time ('Transitional LTI'). Further details of the Mayne Performance Share Plan are contained in Part 6.2.

Each of these performance rights entitles Dr Soursac to one fully paid ordinary share in Mayne Group Limited.

If Mayne Pharma terminates Dr Soursac's appointment in the circumstances specified in paragraphs (i)(B) or (i)(C) below, under the heading 'Termination', or Dr Soursac terminates his appointment pursuant to the circumstances specified in (ii)(B) below, also under the heading 'Termination', all of the performance rights which comprise the Transitional LTI will vest immediately. If Dr Soursac terminates the appointment prior to the Demerger becoming effective in the circumstances specified in paragraph (ii)(A) below, the Mayne Pharma Board will determine in its absolute discretion the entitlement of Dr Soursac, if any, to all or any part of the Transitional LTI.

On termination of Dr Soursac's appointment by Mayne Pharma prior to the Demerger becoming effective in the circumstances specified in paragraph (i)(A) below heading 'Termination', or upon the Demerger becoming effective, all of the performance rights comprising the Transitional LTI will be extinguished.

Termination

Dr Soursac's appointment may be terminated:

(i) by Mayne Pharma:

(A) giving notice of dismissal with immediate effect in the event of serious or wilful misconduct, wilful neglect in the discharge of Dr Soursac's duties, serious or persistent breach of the terms of the service contract, if Dr Soursac becomes ineligible to hold the office of a director of a company, insolvency, Dr Soursac is charged with a criminal offence which brings Mayne Pharma into disrepute or in the event that he engages in any other conduct that would justify summary dismissal at common law;

(B) giving Dr Soursac 12 months notice; or

(C) giving Dr Soursac 3 months notice if by reason of illness injury or incapacity he is unable to perform his duties for a total of 13 weeks in any 52 consecutive week period or otherwise becomes permanently incapable of performing his duties, or

(ii) by Dr Soursac:

(A) giving Mayne Pharma 3 months notice; or

(B) giving notice to Mayne Pharma, effective immediately if the Demerger has not become effective by 31 May 2006, within 6 months of a material change to his duties and responsibilities during the period from 1 October 2005 until the time when the Demerger becomes effective, or within 6 months of a material change to his duties and responsibilities after the Demerger has taken effect.

If Dr Soursac's appointment is terminated by Mayne Pharma in the circumstances specified in paragraph (i)(B) or (i)(C) above or by Dr Soursac in the circumstances specified in paragraph (ii)(B) above, Mayne Pharma will pay to him, in addition to any payments or benefits owing up to the date of termination, a payment equal to the base salary and the Target STI for the year in which such termination occurs, for a period of 18 months. If Dr Soursac's appointment is terminated by his giving notice under paragraph (ii)(A) above, the Mayne Pharma Board will determine in its absolute discretion Dr Soursac's entitlement, if any, to an STI in respect of the year in which that termination occurs. Any such payment will be in lieu of any notice which Dr Soursac would otherwise be entitled to receive.

If the appointment is terminated by either Mayne Pharma or Dr Soursac giving a period of notice as specified above, Mayne Pharma may at any time before the end of the notice period pay to Dr Soursac an amount equal to the base salary and Target STI in the year in which the notice is given to the end of the notice period in lieu of Dr Soursac serving out the relevant period of notice.

Mayne Pharma may also require Dr Soursac to remain away from Mayne Pharma's premises during any termination notice period.

The consequences of the termination of Dr Soursac's appointment in relation to any options granted to him which have not vested at the time of the termination of his appointment, are described above.

Restraint period and confidentiality

During the period of 12 months after termination of Dr Soursac's appointment he must not without the consent of the Mayne Pharma Board solicit or entice away any person who is or was a client, customer or supplier to the Mayne Pharma Group with whom he was involved during the period of 12 months prior to the termination of his appointment nor entice any employee of any Mayne Pharma Group company with whom he had dealings in the 12 months prior to the date on which his appointment terminates, to leave the employment of the Mayne Pharma Group. Dr Soursac also acknowledges the confidentiality of and agrees to keep confidential all of the confidential information of the Mayne Pharma Group.

3.6 Financial information on Mayne Pharma after the Demerger

(a) Basis of preparation

The historical information regarding Mayne Pharma that is included in this document has been prepared:

- based upon the significant accounting policies in note 1 to appendix 1 to the Investigating Accountant's Report; and
- by combining the results of operations, financial position and cash flows of Mayne Pharma in each of the historical periods and applying the pro-forma adjustments referred to in Part 3.6(b).

These accounts may not reflect Mayne Pharma's results of operations, financial performance and cash flows had it been an independent company during the periods presented. This is because:

- Mayne Pharma did not operate independently of Mayne during the relevant periods;
- Mayne Pharma's financial statements reflect allocations to Mayne Pharma for certain corporate expenses incurred by Mayne and attributable to Mayne Pharma;
- the information may not reflect strategies or operations that Mayne Pharma would have followed or undertaken if it had acted as an independent company instead of being part of the Mayne Group;
- the terms of contracts between Mayne Pharma and its suppliers, customers and financiers may have been different if Mayne Pharma had been an independent company; and
- Mayne Pharma may have been exposed to different financial and business risks if it had been an independent company rather than part of the Mayne Group.

(b) Reconciliation from actual to pro-forma results

The pro-forma financial information has been prepared under Australian GAAP and is derived from the pro-forma consolidated financial statements included in appendix 1 to the Investigating Accountant's Report.

The table below sets out a reconciliation between EBIT in the pro-forma consolidated financial statements and in Mayne Group's audited consolidated financial statements for the years ended 30 June 2003, 2004 and 2005. It also sets out a reconciliation between revenue in the pro-forma consolidated financial statements and revenue from ordinary activities in the audited consolidated annual financial statements.

Pro-forma adjustments have been made to the historical financial information to adjust for material discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company. The Mayne Board believes the pro-forma adjustments enable a meaningful analysis of the underlying financial performance of Mayne Pharma. Shareholders should refer to the 'Important notices' at pages [5 to 6] of this document.

In the table below, and for the purposes of the discussion in this Part 3, unless otherwise indicated:

- revenue means total revenue from ordinary activities, including sales revenue, dividend and other revenue, excluding interest income and after the pro-forma adjustments indicated below;
- EBITDA means profit from ordinary activities before interest, income tax expense, depreciation, amortisation and significant items and after the pro-forma adjustments indicated below;
- EBITA means profit from ordinary activities before interest, income tax expense, amortisation and significant items and after the pro-forma adjustments indicated below;
- EBITA margin means EBITA divided by revenue expressed as a percentage;
- EBIT means profit from ordinary activities before interest, income tax expense and significant items and after the pro-forma adjustments indicated below; and
- cash flow from operating activities before interest income and income tax includes receipts from customers, payments to suppliers and employees, and the payment of taxes and government charges (excluding income tax). Cashflow from investing activities includes payment for acquisitions, property, plant and equipment and the proceeds from sale of entities and investments in property, plant and equipment. It excludes all cash flows associated with financing activities, but includes the receipt of dividends and distributions from associated entities.

A reconciliation of the pro-forma statement of financial performance and statement of financial position, for the year ended 30 June 2005, from Australian GAAP to AIFRS, is included within appendix 1 of the Investigating Accountant's Report and summarised in Part 3.9.

Reconciliation from actual to pro-forma results:

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Revenue Adjustments			
Mayne Group total revenue[1]	5,828,075	5,025,271	3,905,151
Adjustment to remove AustCo Group total revenue	(5,349,674)	(4,502,975)	(3,220,544)
Mayne Pharma Group revenue from ordinary activities (before pro-forma adjustments)	478,401	522,296	684,607
Adjustment to add Mayne Pharma trading with AustCo	25,803	27,829	32,529
Discontinued Mayne Pharma revenue[2]	(19,982)	(18,385)	(16,240)
Revenue	484,222	531,740	700,896
Other revenue	18,171	21,236	13,553
Sales revenue	**466,051**	**510,504**	**687,343**
EBITDA Adjustments			
Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation[4]	(144,928)	343,446	321,988
Adjustment to remove AustCo Group contribution	254,741	(229,231)	(199,258)
Mayne Pharma profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments)	109,813	114,215	122,730
AustCo trading with Mayne Pharma	(211)	898	96
Corporate cost allocation adjustment[3]	(13,641)	(15,532)	(18,582)
Discontinued Mayne Pharma earnings[4]	(1,197)	(603)	3,565
Significant items[5]	–	–	19,640
EBITDA	**94,764**	**98,978**	**127,449**
Depreciation[6]	(13,671)	(16,306)	(19,742)
EBITA	**81,093**	**82,672**	**107,707**
Amortisation[6]	(36,932)	(40,855)	(62,179)
EBIT	**44,161**	**41,817**	**45,528**

1 Mayne Group total revenue (including sales and non-trading revenue) and Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited consolidated annual financial statements.

2 Discontinued revenue comprise the results of operations and disposal proceeds/profit of the Ethical Category Drug business in Australia (sold in fiscal year 2004) and the Latin American pharmaceutical business (discontinued in fiscal year 2005).

3 Corporate cost allocation represents an allocation of Mayne Group corporate costs previously incurred together with the incremental corporate costs expected to be incurred by Mayne Pharma after the Demerger and, in the view of the Mayne Board, is a reasonable reflection of the ongoing corporate costs of Mayne Pharma. Fiscal year 2004 and 2005 include amounts of A$0.7 million and A$2.4 million respectively in relation to the write off of due diligence costs incurred by Mayne Group on behalf of Mayne Pharma.

4 Discontinued earnings comprises the results of operations and the loss on the sale of the Ethical Category Drug business in Australia (sold in fiscal year 2004) and the results of operations of the Latin American pharmaceutical business.

5 This includes a provision for the fiscal year 2005 in relation to costs associated with the loss of the Epirubicin litigation of A$10 million, representing legal costs, stock write offs and potential damages relating to profits earned since fiscal year 2003. It also includes the operating loss of the Latin American pharmaceutical business.

6 Depreciation and Amortisation have been adjusted to exclude costs attributable to the discontinued activities.

7 Mayne Pharma earnings include the receipt of Government grants in relation to PIIP in fiscal years 2003 and 2004 of A$8.6 million in each year and P3 in fiscal year 2005 of A$1.2 million.

3.7 Management discussion & analysis of the financial results of Mayne Pharma

The financial results referred to in this, Part 3.7, are pro-forma results prepared as described in Part 3.6 and the terms revenue, EBITA, EBITA margin and EBIT have the meanings given to them in Part 3.6(b).

There are a number of factors which may affect the financial results of the Mayne Pharma Group. These are set out in Parts 3.1 to 3.4 and Part 3.14 of this document.

(a) Overview of pro-forma results of operations by segment

The pro-forma results of operations by segment for the Mayne Pharma Group for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales revenue[1]			
Europe, Middle East & Africa	176,072	203,378	326,270
Asia Pacific	161,624	192,426	205,112
Americas	128,355	114,700	155,961
Total Mayne Pharma sales revenue	**466,051**	**510,504**	**687,343**
Depreciation	13,671	16,306	19,742
EBITA			
Europe, Middle East & Africa	36,551	42,405	68,752
Asia Pacific	42,594	40,371	36,782
Americas	15,810	15,428	20,757
Corporate costs	(13,862)	(15,532)	(18,584)
Total Mayne Pharma EBITA	**81,093**	**82,672**	**107,707**
EBITA Margin	17.4%	16.2%	15.7%
Amortisation	36,932	40,855	62,179
EBIT			
Europe, Middle East & Africa	23,857	26,832	37,835
Asia Pacific	26,236	27,340	22,055
Americas	7,930	3,177	4,222
Corporate costs	(13,862)	(15,532)	(18,584)
Total Mayne Pharma EBIT	**44,161**	**41,817**	**45,528**

1 Mayne Pharma sales revenue excludes other revenue.

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Sales revenue for Mayne Pharma increased 34.6% to A$687.3 million in fiscal year 2005 compared to A$510.5 million in fiscal year 2004. The growth in revenue was primarily due to the full year contributions from acquisitions and in-licensing completed in fiscal year 2004 as well as the launch of fluconazole and carboplatin in the United States.

Depreciation

Mayne Pharma's depreciation was A$19.7 million in fiscal year 2005, an increase of A$3.4 million from fiscal year 2004. The increase in depreciation expense was primarily due to the higher level of property, plant and equipment following the upgrade of the Mulgrave facility with new filling lines and freeze dryers as well as a full year of depreciation associated with the acquisitions of the Boulder and Wasserburg manufacturing facilities in December 2003 and May 2004 respectively.

EBITA

EBITA for Mayne Pharma increased 30.3% to A$107.7 million in fiscal year 2005. The growth in EBITA was primarily the result of the full year contributions of the paclitaxel, MVI® and Wasserburg acquisitions made in fiscal year 2004 as well as the part year contributions of acquisitions made, and new products launched, in fiscal year 2005. The contributions from the acquisitions and new products were partially offset by erosion in the contribution from existing products in Mayne Pharma's portfolio due to normal competitive factors and an increase in corporate costs.

Amortisation

Mayne Pharma's amortisation expense was A$62.2 million in fiscal year 2005, an increase of 52.2% (or A$21.3 million) over fiscal year 2004. The increase in amortisation was the result of higher levels of goodwill and other intangible assets associated with products and businesses that were acquired by Mayne Pharma in the 2004 and 2005 fiscal years. Included in the A$62.2 million amortisation in fiscal year 2005 is A$9.9 million relation to amortisation of operating rights and licenses.

EBIT

EBIT for Mayne Pharma increased 8.9% to A$45.5 million in fiscal year 2005 from A$41.8 million in fiscal year 2004. The increase in EBIT primarily relates to the acquisitions and in-licensing activities undertaken in fiscal year 2004 and fiscal year 2005 as well as to new products launched in the current year, partially offset by higher corporate costs and amortisation.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Mayne Pharma's sales revenue of A$510.5 million in fiscal year 2004 represented an increase of A$41.8 million, or 9.5%, from sales revenue of A$466.1 million in fiscal year 2003. This increase was driven largely by higher sales from licensing of specialty pharmaceuticals in the Asia Pacific region, strong sales growth in the EMEA region driven by Mayne Pharma's geographic expansion strategy, and the contribution from acquisitions completed in fiscal year 2004, partially offset by lower revenue in the Americas region due to price erosion, impact of the lower number of product approvals in fiscal year 2004 and the weakness of other major currencies relative to the Australian dollar.

The paclitaxel, MVI® and Wasserburg acquisitions and in-licensing arrangements undertaken in fiscal year 2004 helped broaden Mayne Pharma's product portfolio and addressed future manufacturing capacity requirements.

Depreciation

Depreciation for Mayne Pharma increased to A$16.3 million in fiscal year 2005 from A$13.7 million in fiscal year 2004. The increase in depreciation expense relates to investments made at Mayne Pharma's Mulgrave manufacturing facility in Victoria, Australia for new machinery and laboratories and depreciation associated with the Boulder API processing facility that was acquired in December 2003.

EBITA

Mayne Pharma's EBITA increased from A$81.1 million in fiscal year 2003 to A$82.7 million in fiscal year 2004. Included in Mayne Pharma's EBITA in fiscal year 2004 were proceeds relating to a US$3.0 million settlement with Mylan relating to lost profit on paclitaxel. The paclitaxel, MVI® and Wasserburg acquisitions and Paxene® in-licensing arrangements in the second half of fiscal year 2004 also contributed to the small increase in EBITA in fiscal year 2004.

These factors offset the impact of the lower number of new product approvals in fiscal year 2004, the natural price erosion in Mayne Pharma's existing products and the weakness of the other major currencies relative to the Australian dollar and an increase in corporate costs.

Amortisation

Amortisation for Mayne Pharma increased by A$4.0 million from A$36.9 million in fiscal year 2003 to A$40.9 million in fiscal year 2004. The increase in amortisation was attributable to goodwill associated with the paclitaxel, MVI®, and Wasserburg acquisitions undertaken during fiscal year 2004.

EBIT

Mayne Pharma generated an EBIT of A$41.8 million in fiscal year 2004, a decrease of A$2.4 million, or 5.3%, from its EBIT of A$44.2 million in fiscal year 2003. The small decrease in EBIT was attributable to the higher amortisation expense as a result of acquisitions undertaken during fiscal year 2004.

(b) Europe, Middle East and Africa

The pro-forma results of operations for the Europe, Middle East and Africa segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	176,072	203,378	326,270
EBITA	36,551	42,405	68,752
EBITA margin %	20.8%	20.9%	21.1%
Amortisation	12,694	15,573	30,917
EBIT	23,857	26,832	37,835

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Sales revenue for the EMEA region increased A$122.9 million (or 60.4%) to A$326.3 million in fiscal year 2005 largely driven by the full year contribution of Paxene® which was launched across major Western European markets in May and June 2004. Mayne Pharma also continued its strategy of geographic expansion by acquiring ROVI in December 2004, a specialist generic hospital pharmaceutical sales and distribution business in Spain, Europe's fourth largest market for generic pharmaceuticals. Also contributing to the revenue growth in fiscal year 2005 was the full year contribution of the Wasserburg contract manufacturing business that was acquired in May 2004, the rollout of the oncology drug irinotecan across several European countries as well as the part period contribution from acquisitions made in the second half of fiscal year 2005.

EBITA

EBITA for Mayne Pharma's EMEA region increased 62.1% to A$68.8 million in fiscal year 2005 from A$42.4 million in the prior year. The increase was primarily due to the increased earnings contributions of Paxene® and irinotecan during the year as well the earnings contributions from the European acquisitions undertaken in fiscal years 2004 and 2005. These incremental earnings were partially offset by some expected small declines in the earnings from mature products in Mayne Pharma's EMEA portfolio such as pamidronate.

Amortisation

Amortisation increased to A$30.9 million in fiscal year 2005 from A$15.6 million in fiscal year 2004, primarily due to the full year impact from the licensing of Paxene® in fiscal year 2004, and to a lesser extent, amortisation associated with the Wasserburg acquisition.

EBIT

EBIT increased A$11.0 million to A$37.8 million in fiscal year 2005 primarily due to increased contribution from Paxene® and irinotecan and contribution from bolt-on acquisitions completed in fiscal year 2004 and 2005. This was partially offset by higher amortisation costs.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

The EMEA region's sales revenue increased by 15.5% from A$176.1 million in fiscal year 2003 to A$203.4 million in fiscal year 2004. This increase was driven by sales revenue growth through successful geographic expansion into Germany and the Nordic region as well as a strong contribution from pamidronate across the region. Mayne Pharma also launched Paxene®, the first alternative paclitaxel to Bristol Myers-Squibb's Taxol®, into major European markets in May 2004 through an in-licensing arrangement with Ivax. The acquisition of Wasserburg completed in May 2004 provided Mayne Pharma with manufacturing capabilities in each of its three operating regions and increased Mayne Pharma's capability to meet expected future demand for its products. These contributions were partially offset by the foreign exchange impact of an increase in the value of the Australian dollar during the year.

EBITA

EBITA for the EMEA region in fiscal year 2004 increased by A$5.9 million (or 16.0%) to A$42.4 million. The increase in EBITA was driven by higher sales revenue as a result of the rolling out of Mayne Pharma's product portfolio across more countries, a strong performance from pamidronate across the region, and contributions from the Wasserburg acquisition and Paxene® in-licensing arrangement in the later part of the fiscal year.

Amortisation

Amortisation for Mayne Pharma's EMEA operations increased by A$2.9 million (or 22.7%) in fiscal year 2004 to A$15.6 million. The increase in amortisation was due to higher levels of goodwill and other intangible assets due to the Paxene® in-licensing arrangement and the Wasserburg acquisition that both occurred in the second half of fiscal year 2004.

EBIT

Mayne Pharma recorded EBIT of A$26.8 million in fiscal year 2004, compared to EBIT of A$23.9 million recorded in fiscal year 2003. The increase in EBIT was a result of expanding Mayne Pharma's product portfolio into new regions, as well as part period contributions from the Paxene® and Wasserburg transactions undertaken in fiscal year 2004. These factors were partially offset by an increase in amortisation.

(c) Asia Pacific

The pro-forma results of operations for the Asia Pacific segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	161,624	192,426	205,112
EBITA	42,594	40,371	36,782
EBITA margin %	26.4%	21.0%	17.9%
Amortisation	16,358	13,031	14,727
EBIT	26,236	27,340	22,055

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Sales revenue for Mayne Pharma's Asia Pacific region increased 6.6% to A$205.1 million from A$192.4 million in fiscal year 2004. The increase in revenue was attributable to solid revenue growth in Australia and New Zealand, driven by increased sales of existing products and an increase in oral export sales as a result of higher Doryx® volumes. Sales revenue from Asia was relatively flat in fiscal year 2005, as was the contribution from injectable and oral contract manufacturing.

EBITA

Mayne Pharma's EBITA in Asia Pacific decreased to A$36.8 million from A$40.4 million in the prior corresponding period. The decrease in EBITA in fiscal year 2005 was primarily due to the additional costs and lost overhead recoveries associated with the extended shutdown of the Mulgrave manufacturing facility in January 2005 to undertake additional maintenance and improve the quality processes and procedures at the site and a reduction in payments received from the Federal Government under the P3 program in fiscal year 2005, compared to payments received under PIIP in fiscal year 2004.

Amortisation

Amortisation in Asia Pacific increased by A$1.7 million to A$14.7 million in fiscal year 2005. The small increase in amortisation relates to products in-licensed in fiscal year 2004.

EBIT

EBIT in Asia Pacific decreased by A$5.3 million (or 19.3%) to A$22.1 million in fiscal year 2005 primarily due to the impact of the extended shutdown at Mulgrave and a higher amortisation cost.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Reported revenue in the Asia-Pacific region increased by 19.1% to A$192.4 million in fiscal year 2004. This increase was driven primarily by revenue growth in Australia and New Zealand. In Australia, Mayne Pharma licensed a number of patented drugs, launching four new products during the year: Eligard®, Kytril®, Granocyte® and Gabitril®. Mayne Pharma also recorded a higher level of Doryx® export orders in the first half of fiscal year 2004 and recovered from the impact of the severe acute respiratory disorder (SARS) which affected sales in parts of the Asia Pacific region in fiscal year 2003.

EBITA

EBITA for Mayne Pharma in Asia Pacific decreased by 5.2% to A$40.4 million in fiscal year 2004. Increased EBITA from solid trading performances across Australia and New Zealand was more than offset by production inefficiencies caused by industrial action at the Mulgrave manufacturing facility in July 2003.

Amortisation

Amortisation of A$13.0 million was recorded in Asia Pacific in fiscal year 2004, a decrease from the A$16.4 million recorded in fiscal year 2003. The decrease in amortisation was due to a change in the method of allocating amortisation between the regions.

EBIT

EBIT for Mayne Pharma in Asia Pacific in fiscal year 2004 increased by A$1.0 million or 4.2% to A$27.3 million. The decrease in EBITA was more than offset by lower levels of amortisation in fiscal year 2004.

(d) Americas

The pro-forma results of operations for the Americas segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	128,355	114,700	155,961
EBITA	15,810	15,428	20,757
EBITA margin %	12.3%	13.5%	13.3%
Amortisation	7,880	12,251	16,535
EBIT	7,930	3,177	4,222

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Sales revenue for the Americas region was A$156.0 million in fiscal year 2005, an increase of 36.0% over the A$114.7 million reported in fiscal year 2004. The significant increase was due to the full year contributions from the injectable multivitamin portfolio of products (branded MVI®) that were acquired in May 2004 as well as the full year contribution of paclitaxel in the United States. Sales revenue also increased due to the launch of fluconazole, a systemic anti-fungal medication, in July 2004 as well as carboplatin, an important oncology drug, in October 2004. Revenue growth was lower in the second half of fiscal year 2005 due to some products being in short supply due to the extended shutdown of Mulgrave and Aguadilla. Following the shutdown, Mayne Pharma prioritised the supply of products to higher margin countries. This had a negative impact on sales in the US in the second half of fiscal year 2005. In addition, as a result of difficulties with Mayne Pharma's contract manufacturer for methotrexate and leucovorin, supply of these products was intermittent during the year. During fiscal year 2005, Mayne Pharma discontinued its Latin American operations. The results from this business are excluded in the above figures as they are included as discontinued businesses.

EBITA

EBITA from the America's region increased by 34.5% in fiscal year 2005 to A$20.8 million. The increase in EBITA is primarily due to the contributions from the acquisitions undertaken in fiscal year 2004 and the launch of fluconazole and carboplatin during the year. This was partially offset by expected earnings erosion from the mature products in the Americas' product portfolio, lost sales from methotrexate and leucovorin and the loss of earnings associated with the shutdown of Mulgrave and Aguadilla referred to above.

Amortisation

Amortisation increased by A$4.3 million (or 35.0%) to A$16.5 million in fiscal year 2005. The increase in amortisation was due to the full year impact of the MVI® and paclitaxel acquisitions undertaken in fiscal year 2004.

EBIT

EBIT from the Americas increased by A$1.0 million to A$4.2 million in fiscal year 2005. The increase in earnings from acquisitions and new product launches was partially offset by price erosion of the existing portfolio and an increase in amortisation.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Sales revenue in the Americas region declined by 10.6% to A$114.7 million in fiscal year 2004. This decline relative to fiscal year 2003 was due to lower pricing for pamidronate compared to the prior year as new competitors entered the market and the appreciation of the Australian dollar during the year. Pricing for paclitaxel also came under pressure primarily as a result of Mylan, one of Mayne Pharma's competitors, significantly increasing supply to the market in the first half. These factors were partially offset by additional sales revenue generated through acquisitions undertaken during fiscal year 2004.

Key acquisitions undertaken during fiscal year 2004 included the acquisitions of Abbott Laboratories rights to sell and market paclitaxel in North America (September 2003), the acquisition of the paclitaxel API business from NaPro (December 2003) and the acquisition of the MVI® product range from aaiPharma Inc. (May 2004).

EBITA

The EBITA contribution from the Americas region decreased marginally (2.4%) in fiscal year 2004 to A$15.4 million. There was significant price erosion on some of Mayne Pharma's key products, in particular pamidronate and paclitaxel (as a result of Mylan oversupplying the market). The price erosion of the existing portfolio was partially offset by part year contributions from the paclitaxel and MVI® acquisitions, and the US$3.0 million Mylan settlement.

Amortisation

Amortisation in the Americas region increased by A$4.4 million in fiscal year 2004 to A$12.3 million. The increase in the amortisation charge was predominantly a result of the goodwill and other intangibles associated with the paclitaxel and MVI® acquisition undertaken during fiscal year 2004.

EBIT

EBIT of A$3.2 million was recorded in the Americas region in fiscal year 2004, compared with A$7.9 million in fiscal year 2003. The decrease in EBIT was due to price erosion of some key products in Mayne Pharma's portfolio and the increase in amortisation as a result of acquisitions undertaken during the year.

3.8 Pro-forma statement of financial position

The pro-forma statement of financial position for the Mayne Pharma Group as at 30 June 2005 is set out below. The pro-forma statement has been derived from the statement of financial position in Mayne Group's audited consolidated financial statements for the year ended 30 June 2005. Assets and liabilities relating to the Mayne Pharma Group in the consolidated financial statements have been separately identified and pro-forma adjustments have been made to reflect:

- the proposed debt structure of the Mayne Pharma Group following the Demerger;
- the acquisition of the Faulding Orals business at fair value;
- the subscription for new share capital in Mayne Pharma; and
- transaction costs.

Details of these adjustments are outlined in note 3 to appendix 1 of the Investigating Accountant's Report.

As at 30 June 2005	$'000
Current Assets	
Cash and deposits	45,041
Receivables	204,306
Inventories	191,122
Other current assets	12,104
Total Current Assets	**452,573**
Non-Current Assets	
Deposits	60
Investments accounted for using the equity method	1,281
Other financial assets	4,296
Property, plant & equipment	297,209
Intangibles	1,114,644
Deferred tax assets	36,291
Other	2,400
Total Non-Current Assets	**1,456,181**
Total Assets	**1,908,754**
Current Liabilities	
Payables	122,220
Interest-bearing liabilities	5,119
Current tax liabilities	7,057
Provisions	50,053
Total Current Liabilities	**184,449**
Non-Current Liabilities	
Payables	145
Interest-bearing liabilities	14,982
Deferred tax liabilities	7,279
Provisions	41,311
Total Non-Current Liabilities	**63,717**
Total Liabilities	**248,166**
Net Assets	**1,660,588**
Equity attributable to members of Mayne Pharma	1,660,588
Outside Equity Interests	–
Total Equity	**1,660,588**

3.9 Reconciliation to Australian International Financial Reporting Standards

A full reconciliation of the pro-forma statement of financial performance and statement of financial position, for the year ended 30 June 2005 from Australian GAAP to AIFRS, is included in appendix 1 of the Investigating Accountant's Report. A summary reconciliation of the impact on revenue and earnings of the change to AIFRS is provided below.

($'000) Profit & loss statement	AGAAP 2005	Capitalisation of development expenditure	Cease amortisation of goodwill	Amortisation of other intangibles[1]	Restatement of business combinations	AIFRS 2005
Sales Revenue[2]	687,343	–	–	–	–	687,343
EBITA	107,707	8,164	–	1,330	(2,914)	114,287
EBITA Margin %	15.7%					16.6%
Amortisation	(62,179)	–	51,618	(13,481)	–	(24,042)
EBIT	**45,528**	**8,164**	**51,618**	**(12,151)**	**(2,914)**	**90,245**
EBIT Margin %	6.6%					13.1%

1 Includes amortisation of capitalised development expenditure and operating rights and licences as well as reclassification of computer software depreciation as amortisation.

2 Excludes non-trading revenue.

3.10 Liquidity and borrowings

(a) Liquidity

Prior to the Demerger, Mayne Pharma met its working capital needs and capital expenditure requirements through a combination of operating cash flows, inter-company loans from Mayne and external debt raising (as part of the Mayne Group debt facility). Following the Demerger, it is anticipated that Mayne Pharma will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations and funding available under the proposed financing facilities described in Part 3.10(b).

The table below sets out the pro-forma statements of cash flows for the Mayne Pharma Group for the years ended 30 June 2003, 2004 and 2005.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Cash Flows from Operating Activities			
Cash receipts from customers	495,466	433,277	710,384
Cash payments to suppliers and employees	(427,106)	(382,836)	(612,425)
Dividends and trust distributions received	–	92	–
Net operating cash flows before interest and income tax	68,360	50,533	97,959
Cash Flows from Investing Activities			
Payments for acquisition of entities/business operations (net of cash acquired)	–	(352,455)	(107,996)
Proceeds from sale of property, plant and equipment		1,415	441
Payments for property, plant and equipment	(25,538)	(51,282)	(85,677)
Payments for operating rights and licences	–	(56,625)	(59,621)
Payments for product development		(11,779)	(9,285)
Payments for amounts capitalised into goodwill	(10,640)	(3,362)	(7,936)
Net investing cash flows	(36,178)	(474,088)	(270,074)
Cash Flows from Operating and Investing Activities	32,182	(423,555)	(172,115)
Reconciliation of EBIT from Ordinary Activities to Net Cash provided by Operating Activities before Interest Income and Income Tax			
EBIT from ordinary activities before interest income and income tax	44,161	41,817	45,528
Add/(Less):			
Depreciation and amortisation	50,603	57,161	81,921
(Profit)/Loss on sale of non-current assets	–	66	910
Unrealised exchange (gains)/losses	366	(3,360)	436
Other movements	361	1,579	(2,306)
Movements in working capital	(27,131)	(46,730)	(28,530)
Cash Flows from Operating Activities before Interest Income and Income Tax	**68,360**	**50,533**	**97,959**

The pro-forma statements of cash flows reflect the cash consequences of the pro-forma adjustments set out in Part 3.6(b). A more detailed cash flow is included in appendix 1 to the Investigating Accountant's Report.

Cash flows from operating activities before interest income and income tax for the year ended 30 June 2005 of A$98.0 million represented a A$47.5 million, or 94%, increase compared with A$50.5 million for the year ended 30 June 2004. This was primarily due to the A$28.5 million increase in EBITDA combined with a net decrease in working capital of A$18.2 million between fiscal year 2004 and fiscal year 2005.

Cash flows from operating activities before interest income and income tax for the year ended 30 June 2004 of A$50.5 million represented a A$17.9 million, or 26%, decrease compared with A$68.4 million for the year ended 30 June 2003. This was primarily due to an increase in EBITDA of A$4.2 million offset by a net increase in the movement of working capital of A$19.6 million between fiscal year 2003 and fiscal year 2004 and an increased unrealised exchange loss movement.

Net investing cash flows consist of capital expenditure necessary to maintain the productive capacity of Mayne Pharma's various manufacturing plants as well as capital expenditure to increase the productive capacity specifically at the Mulgrave and Aguadilla manufacturing plants during the fiscal year 2004 and fiscal year 2005. In addition, net investing cash flows include payments for operating rights and licences along with product development and outflows relating to acquisitions. The major business and product acquisitions completed by Mayne Pharma were:

- NaPro's global paclitaxel manufacturing business including global intellectual property rights for paclitaxel as well as Abbott's rights to market and distribute NaPro's paclitaxel in US and Canada (US$85 million excluding inventory – fiscal year 2004);
- aaiPharma Inc.'s injectable multivitamin suite of products (MVI®) in the USA (US$100 million – fiscal year 2004);
- an injectable pharmaceutical manufacturing business in Wasserburg, Germany (euros 25 million – fiscal year 2004);
- the rights to Ivax's Paxene® product in certain Western European markets (acquired in two stages over fiscal years 2004 and 2005 for US$27.5 million and US$39 million respectively);
- the Intra-tech aseptic manufacturing service in the UK (£18 million – fiscal year 2005);
- Onkoworks, a pharmaceutical company focused on specialist doctors operating in private practice across Germany (euros 16 million – fiscal year 2005); and
- PHT Pharma, an Italian generic pharmaceutical company specialising in the hospital segment (euros 15 million – fiscal year 2005).

(b) Capital resources

Mayne Pharma has received committed offers for new banking facilities of A$225 million. The new multi-currency, multi-borrower banking facility will be a 3 year revolving cash advance syndicated facility. The facility will be available for drawdown from the Effective Date.

Interest will be payable by Mayne Pharma on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility will be generally consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility will contain customary provisions relating to events of default, which could trigger early repayment. The facility will also contain undertakings by Mayne Pharma and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature. There will be no credit rating downgrade triggers that could cause early repayment of the facility.

(c) Contractual obligations and commercial commitments

Mayne Pharma's aggregate long term obligations and commitments (excluding debt which is discussed above) are detailed below.

Payments Due by Period	Total $'000	Less than 1 Year $'000	1 to 2 Years $'000	2 to 5 Years $'000	Over 5 Years $'000
Lease obligations	26,826	4,733	4,187	8,020	9,886
Contracted capital expenditure	24,804	24,804	–	–	–
Product in-licensing and development commitments	6,437	3,902	913	1,622	–
Total contractual cash obligations	58,067	33,439	5,100	9,642	9,886

The Mayne Board believes Mayne Pharma is well placed to satisfy these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the proposed financial facility described above.

(d) Off-balance sheet financial arrangements

Mayne Pharma does not use special purpose vehicles or any other significant form of off-balance sheet financing. Mayne Pharma does have some lease obligations as outlined in the above table of 'Contractual obligations and commercial commitments'. Most of these leases are operating and therefore are not included in the statement of financial position.

3.11 Outlook

A description of the outlook for the Mayne Pharma business is set out below. This has been prepared on the basis described in the section headed "Preparation and responsibility for this document" in the important notices set out on page 4 of this document.

The generic pharmaceutical industry has been through a long period of strong growth.

The continued growth in the generic pharmaceutical industry is driven by a number of factors:

- an ageing population, particularly in the Western world, which is driving increased pharmaceutical usage;
- the continued expiry of patents for currently marketed products and consequent new generic product launch opportunities; and
- continued cost pressures in health systems which continue to lead governments to encourage generic pharmaceutical usage.

It is common in the generic pharmaceutical industry for returns from existing products to decline after first launch of a generic product as more competitors enter the market, and contributions from Mayne Pharma's key existing products such as pamidronate, carboplatin and paclitaxel in existing markets, are therefore likely to decline in coming years. Therefore, by its nature, the generic pharmaceutical industry is volatile and forecasting growth rates for the industry and Mayne Pharma is difficult.

Mayne Pharma's outlook for the next three years will be influenced by its ability to offset the expected declines in sales and earnings of its existing products through a combination of:

- the internal and external development and launch of new products;
- the launch of existing products into new markets;
- acquisitions of business and products; and
- improvements to the global competitiveness of its supply chain.

In the last 24 months, Mayne Pharma has taken significant steps in these areas that are expected to improve its competitiveness and growth prospects. Mayne Pharma's strategy is to increase Mayne Pharma's ability to efficiently develop and distribute more products into more markets as quickly as possible by levering its existing broad international distribution infrastructure.

Mayne Pharma has invested heavily in its distribution capabilities in the last few years, particularly in Europe and the United States, and now believes it is in an ideal position to extract additional value from this strong market presence by increasing the distribution of existing products into these markets and launching new products across its direct and indirect sales network in more than 65 countries.

During fiscal year 2005, Mayne Pharma completed the acquisitions of ROVI's hospital distribution business in Spain, PHT in Italy, Onkoworks in Germany, Intra-tech in the UK and acquired, in perpetuity, the Western European rights to Paxene® from Ivax in June 2005. In fiscal year 2006 Mayne Pharma has completed the acquisition of Biologici in Italy. Mayne Pharma now has an established sales presence in each of the top five European pharmaceutical markets. It has also established distribution agreements for some key products into Eastern Europe through Ivax.

The pharmaceutical industry is one that benefits from scale, and acquisition and collaboration activities are currently occurring in the generic and specialty pharmaceutical segment. The Mayne Board expects Mayne Pharma to continue to engage in acquisition and collaboration activities that are expected to improve its competitive positioning and create additional value for shareholders.

To optimise the efficiency and deliver increased returns from its existing sales and distribution platform, Mayne Pharma has complemented its internal research and development activities in the last two years with joint venturing and in-licensing arrangements with companies in low cost, high quality jurisdictions such as India and Eastern Europe. These activities are expected to be significant contributors to Mayne Pharma's growth by enabling the business to quickly and cost-effectively expand the depth of its portfolio in existing therapeutic classes (in collaboration with Intas and Zydus-Cadila) and expand into new areas that broaden its product offering, such as anti-infective molecules (in collaboration with Strides) and biogenerics (in collaboration with Pliva).

As a result, the LMV of products that are expected to be launched (excluding litigation dependent products) increases from US$0.8 billion in fiscal year 2006 to US$1.5 billion in fiscal year 2007 and US$2.3 billion in fiscal year 2008, so that by the end of that period Mayne Pharma expects to market over 190 molecules globally compared to over 150 molecules marketed at the end of June 2005.

Mayne Pharma has a small number of molecules in development which it has not included in its expected value of product launches described above and which it believes may be launched prior to patent expiry. For these molecules, Mayne Pharma is of the opinion that either its formulation of the molecule does not infringe the innovator's patent or the innovator's patent is invalid. Such products will likely be subject to litigation with the innovator and, if successfully launched, may be very profitable. However, if Mayne Pharma is unsuccessful, it can result in the write off of capitalised development costs and litigation costs, and additionally can expose Mayne Pharma to risks of damages. The success or otherwise of these launches is difficult to predict and, if undertaken, can result in a high degree of earnings volatility for Mayne Pharma's business.

In addition to optimising its sales and distribution capabilities with more products in more therapeutic classes, Mayne Pharma has also been taking steps to improve the global competitiveness of its supply chain. It is expanding and improving its manufacturing capabilities to increase efficiencies, enhancing quality processes and taking proactive steps to access global markets in a timely and cost-effective manner. Initiatives currently being undertaken, which are expected to begin delivering contributions in 2007 and 2008, include:

- a major plant upgrade at Aguadilla which will allow MVI® products and certain other non-cytotoxic products to be internally manufactured progressively from mid calendar year 2006. This should result in increased margins on the MVI® products;

- a major plant extension at Mulgrave which will increase cytotoxic manufacturing capacity and improve operational efficiencies at the Mulgrave plant;
- the progressive outsourcing of ampoule manufacturing which will lower costs and facilitate a more efficient operation at Mulgrave;
- the extension of the Boulder site to enable production of API for other molecules;
- outsourced manufacturing through in-licensing arrangements in low cost, high quality jurisdictions such as Strides and Intas in India and Pliva in Eastern Europe; and
- establishment of new cytotoxic API and finished product manufacturing capabilities in India through the Zydus Cadila joint venture.

The Mayne Board expects that Mayne Pharma's current strategies will result in average revenue growth (including future acquisitions) in the range of 15-20% per annum. This long term guidance recognises that volatility is part of the generic and specialty pharmaceutical industry and consequently individual years may be above or below that range.

Mayne Pharma recorded strong growth in fiscal year 2005 with pro-forma sales up 35%. Following this strong performance in fiscal year 2005 and having regard to the expected timing of the initiatives undertaken to create future value described above, and taking into account the normal price erosion that is expected in the existing product portfolio, Mayne Pharma is expected to continue to generate revenue growth in fiscal year 2006, albeit at a level below 15%. Fiscal year 2007 and fiscal year 2008 are expected to be stronger years for revenue growth than fiscal year 2006 and in line with Mayne Pharma's expected average annual growth rate. This comes as a result of the increased value of new product launches through Mayne Pharma's network, the initiatives described above and additional bolt on acquisitions. EBIT for fiscal year 2006 is expected to be broadly in line with its pro-forma result for fiscal year 2005 (calculated on the basis set out in Part 3.6 of this document and reconciled to AIFRS as set out in Part 3.9 of this document). These expectations exclude the impact (if any) from products whose launch is dependent upon successful litigation outcomes.

3.12 Dividend policy

The Mayne Pharma Directors intend to distribute up to 20% of profit after income tax (on an AIFRS basis) in the form of cash dividends to shareholders.

The declaration of dividends is subject to the discretion of the Mayne Pharma Board and will be a function of a number of factors, including the general business environment, the operating results and financial position of Mayne Pharma, ongoing capital expenditure and future funding requirements, capital management initiatives, potential growth opportunities and any other factors the Mayne Pharma Board may deem it appropriate to consider.

It is intended that dividends will be franked to the extent possible given available franking credits. Based on current projections, Mayne Pharma dividends are expected to be fully franked in the medium term.

3.13 Other information in relation to Mayne Pharma and the Mayne Pharma Group

(a) Mayne Pharma capital structure

Immediately prior to the Demerger Date, there will be 100 Mayne Pharma Shares on issue all of which will be held by AustCo. The Mayne Board intends that these Mayne Pharma Shares will be sold on market by AustCo as soon as practicable after the Demerger.

If the Demerger is implemented, Mayne Pharma will issue one Mayne Pharma Share for each Mayne Share on issue on the Record Date in accordance with the terms of the Scheme. Based on the 640,225,316 Mayne Shares on issue as at [xxx] October 2005, Mayne Pharma will have approximately 640.2 million shares on issue immediately following the Demerger Date.

There are no options or other securities of Mayne Pharma on issue.

(b) Capital raising by Mayne Pharma

Mayne Pharma has not raised any equity capital for the three months before the date of lodgement of this document for registration by ASIC and will not need to raise any equity capital in the three months after the date of lodgement of this document for registration by ASIC (other than the issue of Mayne Pharma Shares to implement the Demerger Proposal as contemplated in this document).

(c) Overview of Mayne Pharma constitution

The following is a summary of the key provisions in the Mayne Pharma constitution and the principal rights of Mayne Pharma shareholders as set out in the Mayne Pharma constitution. This summary is not exhaustive, nor does it constitute a definitive statement of the rights and liabilities of Mayne Pharma shareholders. A copy of the Mayne Pharma constitution may be obtained by calling 1300 727 265 (within Australia only) or +61 3 9615 9128 (International) between 9:00 am and 5:00 pm (Melbourne time) on Monday to Friday or on Mayne's website at www.maynegroup.com.

Rights attaching to Mayne Pharma Shares

The rights attaching to ownership of Mayne Pharma Shares are described in the Mayne Pharma constitution and regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

Issue of further shares

Mayne Pharma Directors control the issue of Mayne Pharma Shares, subject to the Corporations Act, the ASTC Settlement Rules, the Listing Rules, and any special rights or restrictions attached to any class of shares in Mayne Pharma. This includes the right to issue preference shares (including redeemable or convertible preference shares). There is no limit on the number of shares that Mayne Pharma can issue.

Transfer of shares

Once Mayne Pharma is listed, the Mayne Pharma Shares will be transferable on ASX, subject to the Listing Rules, the ASTC Settlement Rules, the Corporations Act, and the Mayne Pharma constitution, by:

- the electronic transfer system established by ASX, known as CHESS;
- a written transfer instrument in any common form, or other form approved by the directors; or
- any other method of transfer that is permitted by the Listing Rules, the ASTC Settlement Rules, and the Corporations Act.

The Mayne Pharma Directors may if permitted to do so under the Listing Rules, ASTC Settlement Rules, and the Corporations Act:

- apply, or request that the ASTC apply, a holding lock on the Mayne Pharma Shares to prevent a transfer of the shares on the CHESS system;
- refuse to register a transfer of Mayne Pharma Shares.

The Mayne Pharma Directors are obliged to refuse to register a transfer of Mayne Pharma Shares if:

- any of the Listing Rules, the ASTC Settlement Rules, the Corporations Act, or a law about stamp duty require Mayne Pharma to do so; or
- the transfer is of a transfer of restricted securities which may be in breach of a restriction agreement and the Listing Rules.

If the Mayne Pharma Directors decline to register a paper-based transfer or seek to apply a holding lock, Mayne Pharma must give the transferee and the lodging party a written notice of the refusal and the reasons within five business days after the date on which the transfer was lodged with Mayne Pharma.

Variation of rights

Subject to the Corporations Act, the rights attaching to Mayne Pharma Shares may be varied with the consent in writing of Mayne Pharma shareholders holding at least three-quarters of the Mayne Pharma Shares or by a special resolution (i.e. a resolution that has been passed by at least three-quarters of the votes cast by Mayne Pharma shareholders entitled to vote on the resolution) passed at a separate meeting of the Mayne Pharma shareholders with shares in that class.

Proportional takeovers

Where an offer has been made under a proportional takeover bid (i.e. a bid to acquire some but not all of a class of class securities of Mayne Pharma), the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution to approve the takeover bid is passed at a meeting convened by Mayne Pharma of all Mayne Pharma shareholders entitled to vote on the resolution. The bidder and its associates may not vote on the approving resolution. The proportional takeover provisions in the constitution must be renewed by Mayne Pharma in a general meeting every three years to remain effective.

Dividends

Subject to the Corporations Act, the Listing Rules, the ASTC Settlement Rules, Mayne Pharma's constitution, and the rights of persons (if any) entitled to Mayne Pharma Shares with special rights to dividends, the Mayne Pharma Directors may determine that a dividend is payable, and fix the amount and time of that payment. The Mayne Pharma Directors may determine the method by which payments will be made, including electronically. Under the Corporations Act, the directors may amend or revoke a resolution to pay a dividend at any time before the date fixed for payment.

Meetings and notices

Each Mayne Pharma shareholder is entitled to receive notice of, and to attend general meetings of, Mayne Pharma and to receive all notices, financial reports and other documents required to be sent to Mayne Pharma shareholders under the Mayne Pharma constitution, the Corporations Act or the Listing Rules. Mayne Pharma may serve notice on a Mayne Pharma shareholder:

- in person;
- by sending it to the postal address of the Mayne Pharma shareholder in the Mayne Pharma register of members or an alternative address nominated by the Mayne Pharma shareholder; or
- by sending it to a fax number or electronic address nominated by the Mayne Pharma shareholder.

Voting

Subject to any rights and restrictions attaching to any class of shares and to the general provisions of the Mayne Pharma constitution, each eligible Mayne Pharma shareholder may vote in person or by proxy, attorney or representative. On a show of hands, each Mayne Pharma shareholder present in person has one vote, and, on a poll every Mayne Pharma shareholder who is present in person or by proxy, attorney or representative has one vote for every Mayne Pharma Share held, and a proportionate vote for every partly paid share registered in the shareholder's name on the Mayne Pharma Share Register.

A poll may be taken on any resolution of a meeting of Mayne Pharma shareholders except for the election of the chairperson, or the adjournment of that meeting, unless the chairperson directs otherwise.

Directors

The minimum number of Mayne Pharma Directors is 3. The Mayne Pharma Directors (other than the managing director) are subject to retirement by rotation and re-election by Mayne Pharma shareholders at a general meeting. At each annual general meeting, one third of the Mayne Pharma Directors must retire from office, including any director who has held office for more than three years. A Mayne Pharma Director appointed by the other Mayne Pharma Directors (e.g. to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting, unless they are re-elected at that meeting. The maximum aggregate remuneration to be paid to the non-executive Mayne Pharma Directors [has been fixed by the directors at A$1.5 million, and cannot be varied other than as] determined by the Mayne Pharma shareholders in general meeting. Mayne Pharma Directors are also entitled to be reimbursed for other incidental costs and expenses incurred as a Mayne Pharma Director.

Nomination of Mayne Pharma Directors

A person other than a Mayne Pharma Director retiring by rotation is not eligible for election as a Mayne Pharma Director at a general meeting unless the nominated person delivers a notice and consent to Mayne Pharma in a prescribed form, and the notice is signed by a Mayne Pharma shareholder. The notice must be delivered to Mayne Pharma's registered office not less than 50 business days before the relevant general meeting or such lesser number of days before the meeting as is required under the Listing Rules or otherwise determined by the Mayne Pharma Board.

Indemnification

To the extent permitted by law, Mayne Pharma must indemnify each current and former Mayne Pharma Director and company secretary of Mayne Pharma against liability incurred by them as a Mayne Pharma Director or company secretary of Mayne Pharma. Mayne Pharma may also choose to indemnify any person who is, or has been, an officer of Mayne Pharma or a subsidiary of Mayne Pharma against liability incurred by them in that position. To the extent permitted by law, an indemnity is also provided for legal costs incurred in connection with proceedings in which they become involved in because of that capacity.

Winding up rights

Mayne Pharma has only one class of shares on issue, namely Mayne Pharma Shares. Each Mayne Pharma Share ranks equally in the event of winding up. Once all the liabilities of Mayne Pharma are satisfied, a liquidator may, with the authority of a special resolution of Mayne Pharma shareholders:

- divide among the Mayne Pharma shareholders at the time the whole or any part of the remaining assets of Mayne Pharma; or
- vest the whole or any part of the assets in a trustee on trust for the benefit of Mayne Pharma shareholders as the liquidator thinks fit,

but no Mayne Pharma shareholder can be required to accept any shares or other securities in respect of which there is any liability.

Amendment of the Mayne Pharma constitution

The Mayne Pharma constitution can only be amended by a special resolution.

Unmarketable parcels

The constitution also contains a provision which enables Mayne Pharma to request a shareholder that holds less than one marketable parcel (as defined in the procedures of the market rules of the ASX from time to time) to elect to retain their Mayne Pharma Shares, failing which their shares may be sold by Mayne Pharma in accordance with the Listing Rules. In addition, the constitution contains a power for Mayne Pharma to divest holdings of less than one marketable parcel where the relevant new holding is created by transfer of a parcel of shares on or after 1 September 1999 that was less than a marketable parcel at the time that the transfer document was initiated, or in the case of a paper based transfer document, was lodged with Mayne Pharma.

The Demerger may result in some shareholders not having a marketable parcel of Mayne Pharma Shares, even though they had a marketable parcel of Mayne Shares before the Demerger.

(d) ASX listing

On or about the date of this document, Mayne Pharma will apply for admission to the ASX official list and for official quotation of all Mayne Pharma Shares on ASX. Such application will be conditional upon approval of the Demerger. It is anticipated that Mayne Pharma Shares will commence trading on ASX on a deferred settlement basis on 21 November 2005 under the code 'MYP'.

Mayne Pharma will apply to participate in CHESS. Mayne Pharma will issue a holding statement to each new Mayne Pharma shareholder on the Business Day after the issue of the Mayne Pharma Shares. Each holding statement will state the number of Mayne Pharma Shares issued to each new Mayne Pharma shareholder and will set out the holding identification number ('HIN'), in relation to a holding on the CHESS sub-register and the security holder reference number ('SRN') in relation to a holding on the issuer sponsored sub-register.

In the future Mayne Pharma may consider an overseas listing of its shares.

(e) SEC

Mayne Pharma intends to request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the US Securities Exchange Act of 1934, with the effect that Mayne Pharma will not be required to comply with the requirements of the Securities Exchange Act, including its reporting requirements (such as the filing of a form 20F).

(f) Auditor

KPMG is the auditor for Mayne Pharma.

(g) Mayne Pharma Board and corporate governance

Role of the Mayne Pharma Board:

In light of the initial size of the Mayne Pharma Board following the Demerger, the Mayne Pharma Board will assume responsibility for matters previously falling within the terms of reference of Mayne's Occupational Health, Safety and Environmental Committee, Remuneration Committee, Nomination Committee, Share Issue Committee and Standing Committee for Urgent Matters. The functions of the Mayne Pharma Board after the Demerger will include:

- representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of Mayne Pharma;
- overseeing the financial and human resources Mayne Pharma has in place to meet its objectives, and reviewing management performance;
- protecting and optimising Mayne Pharma performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Mayne Pharma Board by law and Mayne Pharma's constitution;
- setting, reviewing and overseeing Mayne Pharma's ongoing risk management program, policies and procedures;
- overseeing Mayne Pharma's occupational health, safety and environmental responsibilities, policies and compliance;
- monitoring and overseeing the Mayne Pharma Board's composition and non executive director remuneration arrangements;
- monitoring and overseeing Mayne Pharma's remuneration policies and practices and the remuneration arrangements for its senior executives;
- setting, reviewing and ensuring compliance with Mayne Pharma's values (including the establishment and observance of high ethical standards);
- ensuring shareholders are kept informed of Mayne Pharma's performance and major developments affecting its state of affairs; and
- appointing and removing the Chief Executive Officer.

Audit & Compliance Committee

To assist in the execution of its responsibilities, the Mayne Pharma Board will establish an Audit & Compliance Committee. This committee will have written terms of reference which will be reviewed on a regular basis.

The committee will be responsible for providing a link between the external auditors of Mayne Pharma and the Mayne Pharma Board. It will review financial statements for accuracy and for adherence to accounting standards and policies. The committee will also be responsible for reviewing the results and effectiveness of the external and internal audit programs. It will also ensure that procedures are in place to verify the existence and effectiveness of accounting and financial systems and other systems of internal control.

Another role of the Audit & Compliance Committee will be to review the procedures and policies which Mayne Pharma has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and insider trading, as well as with the continuous disclosure requirements and other good corporate governance practice.

A majority of the members of the Audit & Compliance Committee will be independent non-executive directors and the committee will meet regularly during the year.

Mayne Pharma Board processes

It is currently proposed that the full Mayne Pharma Board will hold regular scheduled meetings, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. If required, the Mayne Pharma Board will meet by telephone conference or other agreed means to deal with urgent matters. Senior executives will regularly attend Mayne Pharma Board and Mayne Pharma Audit & Compliance Committee meetings to make presentations, and Mayne Pharma Directors will also undertake operational site visits from time to time.

Resources available to the Mayne Pharma Board

The Mayne Pharma Board will have the right to access Mayne Pharma employees, advisors and records at any time.

Mayne Pharma Directors will also have access to the advice and counsel of the Mayne Pharma chairman and company secretary in relation to their duties and responsibilities. The Audit & Compliance Committee will have the right to seek independent professional advice at Mayne Pharma's expense if required.

(h) Mayne Pharma Directors' fees

The maximum aggregate remuneration of non-executive directors of Mayne Pharma has been fixed by the Mayne Pharma Board at A$1.5 million a year, exclusive of superannuation and reimbursement of expenses and cannot be varied other than as is determined by the company in general meeting from time to time.

The Mayne Pharma Directors have determined that the annual remuneration to be paid (excluding superannuation) to the Mayne Pharma chairman and non-executive directors will be as follows:

- Mr Peter Willcox (chairman): A$330,000;
- Mr Rowan Russell: A$110,000;
- Dr John Sime: A$110,000; and
- Dr Nora Scheinkestel $110,000.

The Mayne Pharma Director who chairs Mayne Pharma's Audit & Compliance Committee will receive an additional fee of A$15,000 a year. The Mayne Board believes, based on a published independent report, that these amounts are in line with market rates for a company the size of Mayne Pharma.

(i) Access, insurance and indemnity for Mayne Pharma Directors

Deeds of Access, Insurance and Indemnity for Mayne Pharma Directors

Mayne Pharma [has entered into] deeds of indemnity, insurance and access with each of the Mayne Pharma Directors. In summary, each deed sets out the following:

- Mayne Pharma's obligations to provide the Mayne Pharma Director with access to minutes, papers and accompanying documents referred to at board and board committee meetings during the period of office of that Mayne Pharma Director;
- the Mayne Pharma Director's obligations of confidentiality;
- indemnification of the Mayne Pharma Director to the extent permitted by law;
- procedures for the notification and conduct of claims against or involving the Mayne Pharma Directors, including in relation to the Mayne Pharma Director's entitlement to engage legal representation and the terms on which defence costs will be advanced to the Mayne Pharma Director in respect of such claims; and
- Mayne Pharma's obligation to maintain a policy of insurance to insure the Mayne Pharma Director against liability incurred as a director and officer of Mayne Pharma and its subsidiaries.

Indemnity for Mayne Pharma Directors in relation to the Demerger

Mayne has agreed to indemnify each Mayne Director (including those Mayne Directors who are Mayne Pharma Directors) against liabilities incurred by such director in connection with the Demerger and legal costs reasonably incurred in defending an action for any such liability. Mayne has the right to control any action against a Mayne Director that could result in any payment being made to that Mayne Director under the indemnity.

Indemnities for Mayne Pharma Directors under Mayne Pharma's Constitution

The indemnification of Mayne Pharma Directors by Mayne Pharma under its constitution is summarised in Part 3.13(c) of this document.

(j) Employees, industrial relations and workers' compensation

Employees

Mayne Pharma's employees by geographic location as at 30 June 2005 and by function are set out below.

Figure 3.9 Mayne Pharma's employees by geographic location and by function


EMEA 25%
Canada 1%
USA 15%
Asia 2%
Australia 57%
Quality 13%
Corporate and administration 13%
Sales and business development 12%
Research & Development and regulatory affairs 14%
Manufacturing and supply chain 48%

Impact of Demerger on Mayne Pharma employees

A description of the impact of the Demerger on Mayne Pharma's current share and option plans and those employees (including Mayne Pharma employees) and other persons who are participants in those plans is set out in Part 6 of this document.

Industrial relations

Mayne Pharma employees in Australia are either:

- employed under awards and agreements registered or made with the Australian Industrial Relations Commission or the South Australian Industrial Relations Commission; or
- employed under individual contracts of employment offered to salaried or management employees.

Four trade unions are party to awards and agreements in Australia to which Mayne Pharma is respondent, and have Mayne Pharma employees as members. They are the National Union of Workers, the Australian Manufacturing Workers' Union, the Australian Services Union and the Communication Electrical Plumbing Union.

The Demerger has no impact on the operation of the Mayne Pharma awards and agreements and unions have already been advised of the planned Demerger and as it is implemented they will be kept informed of the process.

Mayne Pharma maintains a professional and stable working relationship with the unions and, over the previous 12 months, no time has been lost to industrial disputation.

There are no trade unions involved with Mayne Pharma employees in the Americas or EMEA.

Occupational health and safety

Mayne Pharma has successfully implemented comprehensive occupational health and safety systems and processes on a regional basis to meet local regulatory and compliance requirements and which are aimed at continual improvement in health and safety performance.

These systems and processes, and their effective implementation, are assessed via internal and external audit programs. Australian operations have achieved sound outcomes when externally audited by workers' compensation authorities for self-insurance licence purposes.

Mayne Pharma's commitment to occupational health and safety is underlined by the introduction of initiatives including management accountability training programs for executive and line managers, the formation of multi-level health and safety consultative forums, the provision of incident investigation training and programs targeted at managing key risks including plant and manual handling.

The Mayne Pharma Board will oversee corporate governance and executive performance related to occupational health and safety.

Workers' compensation arrangements

Until the implementation of the Demerger, Mayne Pharma businesses in Australia remain as part of Mayne's state based self insurance licences. Following the Demerger, Mayne Pharma will continue to be financially responsible for the liability associated with pre-Demerger workers' compensation claims while AustCo will retain legal liability and management responsibility for those claims. An indemnity and claims management regime will be established as part of the Demerger Deed.

With effect from the Demerger, Mayne Pharma will be externally insured under the state based statutory workers' compensation schemes in Australia.

Outside of Australia the requirements that exist where Mayne Pharma Employees are located are:

United Kingdom

Legislation requires employers to provide occupational injury and disease insurance where injured employees may access limited 'state' benefits on a no fault basis as well as have access to litigation based damages under compulsory employers' liability insurance.

Germany

State benefits are provided to long term ill/injured employees plus accident insurance compensation where employers make contributions on a per head basis. Compensation is paid to injured employees by state health insurance agencies and covers loss of earnings only.

United States

While the details of legislation vary by state, employers are required to obtain external insurance from private insurance companies to provide compensation and medical benefits for injured/ill employees. The employer receives immunity from court actions against it in exchange for accepting liability that is limited and determined.

(k) Other insurance policies

Mayne Pharma's major insurable risks are covered by insurance policies for property, business interruption, product and general liability and directors' and officers' liability. Mayne Pharma will seek to secure appropriate insurance coverage for these risks at commercially reasonable rates with insurers of acceptable security.

In preparation for the Demerger, apart from directors' and officers' liability insurance, two independent programs of insurance were established on [30 September] 2005 to enable simpler separation at the time of the Demerger. A single directors' and officers' liability insurance policy will be maintained in respect of Mayne Pharma and Mayne until the Demerger Date. Additionally, Mayne will arrange appropriate runoff insurance in favour of the directors and officers of Mayne who will cease to hold that position with Mayne as a result of the Demerger.

The present state of world insurance markets and the separation of existing insurance arrangements will result in some overall insurance cost increases.

(l) Environmental matters

Mayne Pharma currently operates within Mayne's system of legal and environmental compliance. As part of this system, applicable environmental legislation and standards required to be met have been identified for each jurisdiction in which Mayne Pharma has significant operations. There are also documented procedures and defined responsibilities to ensure compliance with these obligations. The Mayne Board has an Occupational Health, Safety & Environment Committee which, among other responsibilities, is responsible for reviewing environmental policy across Mayne, monitoring the adequacy of environmental management systems, and overseeing the management of environmental risks.

The Mayne Pharma Board will oversee environmental compliance after the Demerger, as set out in Part 3.13(g).

In preparation for the Demerger, environmental consultants were engaged to undertake an assessment of environmental liabilities and potential exposures in relation to each of the five Mayne Pharma manufacturing premises, located at Mulgrave (Victoria); Salisbury (South Australia); Aguadilla (Puerto Rico); Wasserburg (Germany) and Sterling Drive (Boulder Colorado). The purpose of this assessment was to identify any existing or potential material environmental issues relevant to the ongoing use of each site for current purposes. No existing material issues were identified as a result of this assessment at any of the five manufacturing sites.

(m) General litigation

There are outstanding court proceedings, claims and possible claims against Mayne Pharma, the aggregate amount of which cannot be readily quantified. Legal advice has been obtained and, in the light of such advice, provisions have been made as deemed necessary.

Mayne Pharma is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of Mayne Pharma, other than the patent litigation described in Part 3.4(a).

(n) Information technology

Mayne Pharma uses QAD's MFG/PRO system as its core business system in all regions, together with many manufacturing and laboratory systems, supported by a single wide area network. This is provided by in-house information technology departments, supplemented by services outsourced in USA and Australia.

In Australia, there is a program underway to separate Mayne Pharma from the AustCo information technology environment. Following the Demerger, AustCo will continue to provide information technology services to Mayne Pharma until the transition is complete under the shared services agreement described in Part 5.9(f).

(o) Dividend reinvestment plan

The Mayne Pharma Board has adopted a dividend reinvestment plan which will provide Mayne Pharma shareholders with a choice of reinvesting dividends paid on Mayne Pharma Shares by applying all or part of those dividends to acquire additional Mayne Pharma Shares at a price determined by reference to the volume weighted average price of the Mayne Pharma Shares over the 5 days prior to the record date for the dividend rather than receiving the dividends in cash.

If the Mayne Pharma Board decides to activate the plan, it will provide further details of the plan and the elections that may be made in relation to participation in the plan to Mayne Pharma shareholders in accordance with the terms of the plan.

(p) Significant contracts

The key terms of significant contracts and arrangements between Mayne Pharma and various third parties are set out below:

Paxene licence

Mayne Pharma Plc, Mayne Pharma Pty Ltd, Ivax and Norton Healthcare Limited entered into an agreement on 10 June 2005 granting Mayne Pharma the sole right to market and distribute cremaphor formulated paclitaxel injection under the name Paxene® in Western Europe.

Under the terms of this agreement, Mayne Pharma is granted an exclusive licence of Ivax's beneficial interest of the Paxene® marketing authorisation for the marketing, distribution and sale of Paxene product in United Kingdom, Irish Republic, Portugal, Germany, France, Italy, Sweden, Norway, Belgium, Finland, Luxemburg and the Netherlands.

The licence granted to Mayne Pharma under this agreement remains in perpetuity, unless and until it is terminated for breach of the agreement.

Ampoules supply arrangements

Mayne Pharma Pty Ltd and Hameln entered into an agreement on 15 June 2004 for the contract manufacture of a range of Mayne Pharma's ampoule pharmaceutical products by Hameln, for marketing and distribution by Mayne Pharma globally.

The agreement applies to a number of ampoule products currently manufactured by Mayne Pharma at its Mulgrave manufacturing facility. Under its terms, the parties undertake a process of technology transfer of products from Mayne Pharma's Mulgrave manufacturing facility to Hameln's manufacturing facility in Germany and Hameln grants Mayne Pharma a licence to use existing Hameln dossiers for products that share a common platform with Mayne Pharma's products. The term of this agreement is seven years from signing, with an automatic renewal period of three years, unless terminated earlier by either party.

Zydus Cadila joint venture

Mayne Pharma Pty Ltd and Zydus Cadila entered into an agreement on 18 May 2005 for the establishment of a joint venture for the development and manufacture of certain injectable cytotoxic products. Each party will hold a 50% interest in the joint venture. The joint venture company will construct and operate a cytotoxic, API and fill and finish manufacturing plant in India. The establishment of the joint venture is conditional upon the parties receiving regulatory approvals, the execution of major agreements (key employment agreements, construction agreements, licence and distribution agreements and land agreements) and the approval of joint venture business plans and development budgets. If these conditions remain unfulfilled within six months (or an extended period as the parties may agree) of signing the agreement, the joint venture agreement will terminate.

Under the terms of the joint venture, Mayne Pharma will have the exclusive right to market the products manufactured by the joint venture company in Australia, the US, Canada, the European Union, Iceland, Norway, Switzerland, New Zealand, Malaysia, Hong Kong, Fiji, Indonesia, the Middle East and parts of South East Asia, and Zydus will have the exclusive right to market the products manufactured by the joint venture company in India, Africa, Russia, the Commonwealth of Independent States, Sri Lanka, Myanmar, Vietnam, Taiwan, South America and Central America.

The term of the joint venture is 20 years, with an option of either party to extend for a further five years. The agreement restricts both parties from competing with the business of the joint venture company in India.

Strides development and supply

Mayne Pharma (USA) Inc. and Strides Arcolab Limited entered into an agreement on 21 December 2004 for the development, manufacture and supply of six specialised injectable non-cytotoxic products for distribution by Mayne Pharma in the US market for five years.

Mayne Pharma Pty Ltd and Quantum Life Sciences Pvt Ltd (a subsidiary of Strides Arcolab Limited) entered into agreement on 2 February 2005 for the development, manufacture and supply of a range of anti-infective products for distribution by Mayne Pharma in the US and European markets for five years.

Intas contract manufacture and supply

Mayne Pharma Pty Ltd and Intas Pharmaceuticals Ltd entered into an agreement on 15 September 2004 for the contract manufacture and supply of products for distribution by Mayne Pharma globally for five years.

Pliva biogenerics development and supply

Mayne Pharma IP Holdings (Euro) Pty Ltd, PAM Property Management Ltd and Pliva entered into an agreement on [21 February 2005] for the joint development, supply and marketing of two biogeneric products commonly used by cancer patients, erythropoietin (EPO) and granulocyte colony stimulating factor (G-CSF) that Mayne Pharma will exclusively market and distribute in Western Europe, Australasia and selected territories in South East Asia, Middle East and North Africa. The term of the agreement is ten years from the date of launch of each product. Mayne Pharma will pay certain milestone payments by instalments over the next three years for the rights granted to Mayne Pharma.

Financing arrangements

Mayne Pharma's financing arrangements are being restructured to reflect the Demerger. Part 3.10(b) of the documents describes Mayne Pharma's material financing agreements.

3.14 Risk factors associated with the Mayne Pharma Group

The generic pharmaceutical industry is by its nature volatile and participants in the industry tend to be exposed to a high degree of volatility in earnings. This is principally due to the product development, regulatory, manufacturing and other risks referred to below. These risks are to a greater or lesser degree faced by all participants in the industry. This inherent earnings volatility may be increased by the impact of the introduction of AIFRS.

(a) Product development

The success of Mayne Pharma depends on its ability to successfully develop and commercialize additional injectable generic and specialty pharmaceutical products. This process is both time consuming and costly, and involves a high degree of risk particularly with respect to innovative products, including biogenerics. To obtain regulatory approval, Mayne Pharma must prove that its generic products are the bio-equivalent of their patented counterparts. Even then regulatory approval may not be given in a timely manner, products may not perform as expected or there may be difficulty in sourcing raw materials. In addition, there is a risk of patent infringement litigation by the patent holder to prevent the marketing of certain generic products. Defending such claims can be costly and take several years to resolve. In future years Mayne Pharma will also be dependant on regulatory approval of products manufactured in joint ventures or by third parties for which in some cases it has marketing rights.

Delays in any part of the process can adversely affect Mayne Pharma's operating results by restricting or delaying the introduction of new products. The continuous introduction of new generic products on a timely basis is critical to the success of the company.

(b) Product prices

Prices for Mayne Pharma's generic pharmaceuticals could decline significantly as a result of several factors:

- Most of Mayne Pharma's pharmaceutical products are injectable generic versions of brand name products that are still being marketed by innovator pharmaceutical companies. To the extent that Mayne Pharma can succeed in being the first to market a generic version of a significant product, its sales and profitability can be substantially increased in the period following the introduction of such products. However, with increasing competition in the injectable generics market, Mayne Pharma may experience sharper declines in selling prices in the future and shorter windows of profitability.
- In the United States, many existing and potential customers for generic products have combined to form group purchasing organisations and integrated delivery networks in an effort to negotiate lower prices. This trend may lead to a reduction in prices that Mayne Pharma can charge for its generic products.
- Outside the United States, Mayne Pharma's products and services are sold to hospitals, alternate site clinics, home healthcare providers and long term care facilities, all of which receive reimbursement from third-party payors, such as government programs, private insurance plans and managed care programs. These third-party payors are increasingly attempting to reduce the level of reimbursement, which may adversely affect the demand for, and price levels of Mayne Pharma's generic products.

In addition, prices for Mayne Pharma's branded products are likely to decline significantly if one or more third parties successfully bring generic versions of those products to market.

(c) Supply of raw materials

Mayne Pharma depends heavily on third party manufacturers of API for its products. As such, interruptions to its suppliers, or refusals by suppliers to supply Mayne Pharma on acceptable terms, could force the company to cease manufacturing, resulting in a loss of sales and market share. Because regulatory authorities generally must approve raw material suppliers for pharmaceutical products, any unplanned change in raw materials suppliers would be likely to result in significant production delays.

(d) Manufacturing risk

The manufacture of Mayne Pharma's products is highly exacting and complex, due in part to strict regulatory requirements that govern their manufacture. Problems may arise during manufacturing for a variety of reasons, including natural disasters, environmental or regulatory issues, terrorism, employee action, or mechanical failure. Currently over 70% of Mayne Pharma's revenue is derived from products manufactured in the Mulgrave, Australia facility, which is also Mayne Pharma's sole cytotoxic facility. A significant disruption to its operations, even on a short term basis, could hinder its ability to produce and ship products on a timely basis, which could have a material impact on its business reputation and profitability.

In addition, the company is establishing new manufacturing capabilities and contract manufacturing arrangements with companies in India. In this region, there is increased risk of political instability, civil unrest and other factors that could disrupt supply.

Mayne Pharma is currently undertaking significant capital expenditure programs at Mulgrave and at Aguadilla. Material delays in the completion of these programs, particularly at Mulgrave, could hinder the company's ability to produce products on a timely basis which could have a material impact on the company's profitability.

The construction of new plants has risks of delay. In addition, products from those plants will need to be approved by regulators before products can be sold in many countries. Significant delays or disruption could delay introduction of new products.

(e) Competitive threats

Competition in the generic pharmaceutical markets in which Mayne Pharma operates continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs.

Mayne Pharma's generic pharmaceutical products face intense competition from many other generic pharmaceutical companies, including global and regional competitors, and emerging injectable generic drug manufacturers such as Dabur and Cipla in India. If low cost generic manufacturers based in these developing countries materially increase their presence in Western markets, Mayne Pharma's revenues and profitability may be adversely affected.

In addition, Mayne Pharma faces competition from pharmaceutical companies with patented products that sell or license their own generic bioequivalent version of these products, or who successfully extend their patented product's market exclusivity period. Branded pharmaceutical companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labelling, granting third parties the rights to sell 'authorized generics' (for which less regulatory approval is often needed), or developing and marketing as over-the-counter products for those patented products which are about to face generic competition.

Mayne Pharma also faces competition from new branded products that may offer improved therapeutic and other benefits over existing branded and generic products.

(f) Litigation risk

Pharmaceuticals manufacturing involves the controlled storage, use and disposal of hazardous material. In the event of an accident, Mayne Pharma could be held liable for any resulting damages. The company maintains liability insurance for some environmental risks which management believes to be appropriate and in accordance with industry practice. However, Mayne Pharma may incur liabilities beyond these insured limits or outside the coverage of its insurance. In addition, Mayne Pharma may not be able to maintain insurance on acceptable terms.

If a user of any products manufactured by Mayne Pharma successfully alleges that he or she has suffered harmful effects as a result of using a Mayne Pharma product, Mayne Pharma may be liable to pay damages, which could be extensive. Mayne Pharma maintains insurance against such claims but there is no guarantee that the level of insurance will be sufficient to cover all claims. In addition, insurance coverage is expensive and may be difficult to obtain in the future, and any product liability claims against the company would be likely to attract adverse publicity, which in turn could impact on its reputation and sales of other products.

Mayne Pharma is also the subject of intellectual property litigation risk. Mayne Pharma assesses the validity of other parties' patents considered relevant to its development and intended marketing activities and in many cases also seeks external advice to support that assessment. Even though that assessment and advice may conclude that Mayne Pharma does not infringe a patent or that the patent is invalid, Mayne Pharma is still at risk of legal action which can delay product launches and in extreme cases, a court may reach a different conclusion about non-infringement or invalidity of a patent.

Mayne Pharma conducts rigorous patent searches in all territories of interest to establish freedom to operate and to assess patent validity but such searches can never be guaranteed to pick up all potentially relevant patents. As such there is always the possibility that a previously unknown patent may be asserted against Mayne Pharma.

Legal actions, or the cost of defence of such actions, could reduce the earnings of Mayne Pharma.

(g) Government regulation

Mayne Pharma is subject to extensive pharmaceutical industry regulations in the United States, the European Union, Australia and Canada. It cannot predict the extent to which it may be affected by legislative and other regulatory developments concerning its products. Mayne Pharma is also subject to various environment laws and regulations in the jurisdictions where it has operations.

Mayne Pharma is dependent on obtaining timely approvals before marketing most of its products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Mayne Pharma's major facilities and its products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

In Europe, the manufacture and sale of pharmaceutical products is regulated in a manner similar in many respects to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

Data exclusivity provisions exist in many countries worldwide, although their application is not uniform. Similar provisions may be adopted by additional countries. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in the country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after patent protection has expired.

(h) Currency fluctuations

In fiscal year 2005, approximately 80% of Mayne Pharma's revenues were sourced directly or indirectly from outside of Australia. As the company grows its global pharmaceuticals business, it is expected that this percentage will increase. Mayne Pharma generates revenues in a large number of overseas currencies and makes payments in a number of overseas currencies and in Australian dollars. The net effect of fluctuations in the relative values of the Australian dollar, US dollar, Euro, British pound and Canadian dollar is difficult to determine. However, generally, an appreciation of the Australian dollar, particularly against the Euro and British pound, will result in Mayne Pharma reporting lower Australian dollar profits.

It is intended that any debt funded foreign currency acquisitions, either product or enterprise, will be funded via foreign currency debt that will act as a 'natural' hedge of those foreign currency assets, with interest flows also funded with matching foreign currency earnings. Any material foreign currency capital expenditure will be hedged, principally via foreign currency forwards, to lock in the cost of any capital expenditure. Otherwise Mayne Pharma does not intend to undertake any material foreign exchange hedging.

(i) Cost of insurance

The costs of insurance have risen in the recent past for the global generic pharmaceutical industry, and such costs may continue to rise in the future.

(j) Information technology systems

Mayne Pharma is reliant on the continued operation of computer systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events beyond its control. Systems interruption that results in the unavailability of Mayne Pharma's services would reduce its ability to compete effectively and could have a material adverse effect on its operations and financial performance. Although Mayne Pharma has developed contingency planning and disaster recovery capabilities, there can be no guarantee that such plans will be totally effective.

(k) Financing

Mayne Pharma's financing arrangements will contain conditions precedent, representations and warranties, financial covenants, undertakings, events of default and other terms and conditions customarily found in financing arrangements of this kind. Upon drawdown Mayne Pharma expects to be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If Mayne Pharma's performance is materially below expectations, there is a risk that Mayne Pharma will not comply with its borrowing covenants.

(l) Pro-forma financial information

The historical pro-forma financial information relating to the Mayne Pharma Group that is contained in this document has been prepared by combining the results of operations, financial position and cash flows of Mayne Pharma in each of the historical periods and applying certain pro-forma adjustments. As described in more detail in Part 3.6(a), the combined amounts may not reflect Mayne Pharma Group's consolidated operations, financial position and cash flows had it actually been an independent company during the periods presented.

(m) General share market risks

Although Mayne Pharma Shares will be traded on ASX, Mayne Pharma will have a significantly different profile from Mayne so that the trading history of Mayne Shares will not be directly relevant to Mayne Pharma Shares. The price of Mayne Pharma Shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. There can be no assurance that an active trading or liquid market will develop for Mayne Pharma Shares. The price at which Mayne Pharma Shares trade on ASX may be affected by a number of factors unrelated to Mayne Pharma's financial and operating performance and over which Mayne Pharma has no control.

PART 4

4.1 Overview of the AustCo Group

(a) Business description

Following the Demerger, the AustCo Group will be a large healthcare-focused company comprised of 3 divisions operating 4 businesses: pathology, diagnostic imaging, pharmacy and health-related consumer products. Each of these businesses has a strong, established market position in attractive industry segments. AustCo operates Australia's second largest pathology business and is the market leader in Queensland, Victoria, Western Australia and the Northern Territory (based on revenue). Every year more than 9 million pathology episodes are conducted nationally through AustCo's network of 75 laboratories, more than 580 collection centres and more than 200 qualified pathologists. The business offers a comprehensive range of services across all pathology disciplines including biochemistry, microbiology, virology, serology, haematology, cytology and histopathology. The pathology business has grown through a combination of both organic growth and acquisition and operates under well established brand names including: Dorevitch Pathology, Mayne Health Laverty Pathology, QML Pathology and Western Diagnostic Pathology. AustCo also operates a network of 49 medical centres across Australia at which AustCo provides consulting rooms and administrative support services to general practitioners who otherwise have clinical autonomy.

The diagnostic imaging business is one of Australia's leading diagnostic imaging groups, with over 120 imaging sites operating in public and private hospitals and stand-alone centres in 3 states. Diagnostic imaging services aid in the early diagnosis of illness and often eliminate the need for invasive exploratory surgery. The services offered by AustCo include general X ray, ultrasound, mammography, computerised tomography ('CT'), nuclear medicine, interventional radiology and state-of-the-art magnetic resonance imaging ('MRI'). The diagnostic imaging business has grown significantly in the last 5 years both organically and through acquisitions and focuses upon the most complex examinations using the latest in imaging technology.

AustCo's pharmacy business is a leading distributor of ethical pharmaceutical and over-the-counter products to retail pharmacies and hospitals in Australia. It also delivers a range of retail development services to members of AustCo's brand and banner groups. These brands include: Chemmart®, Terry White Chemists® and the buying group known as Synergy™. AustCo Pharmacy also provides a range of services to independent community pharmacies, including IT support, merchandising, marketing programs and property services.

AustCo's consumer products business is Australia's leading manufacturer and distributor of nutriceuticals (primarily health supplements) to grocery stores and pharmacies in Australia.

The business sells many of Australia's leading nutriceutical brands including Nature's Own™, Cenovis®, Bio-Organics™ and Golden Glow®. AustCo now manufactures approximately 80% of its nutriceutical products at its Virginia, Queensland manufacturing facility and is committed to delivering high quality products to the Australian marketplace.

An overview of AustCo's structure following the Demerger is set out below.

Figure 4.1 AustCo's structure following the Demerger


Aust Co Limited
Pathology Services
Diagnostic Services
Pharmacy
Consumer Products
Pathology
Wholesale distribution
Nutriceuticals
Medical Centres
Retail development
OTC products

Historically these businesses have produced steady earnings growth and stable cashflows. The following table sets out AustCo's pro-forma revenue and EBITA by division for the three years ended 30 June 2005.

AustCo Business Segment Revenue and EBITA

	2003 $'000	2004 $'000	2005 $'000	CAGR
Sales Revenue				
Pathology	427,418	526,527	569,102	15.4%
Diagnostic Imaging	199,156	276,237	287,171	20.1%
Consumer Products	156,432	145,835	171,001	4.6%
Pharmacy	1,943,381	2,068,612	2,147,892	5.1%
Unallocated	5,218	2,106	635	
Total sales revenue	2,731,605	3,019,317	3,175,801	
EBITA				
Pathology	52,055	68,060	82,044	25.5%
Diagnostic Imaging	24,586	27,870	28,649	7.9%
Consumer Products	6,476	15,740	24,762	95.5%
Pharmacy	42,274	38,163	32,612	-12.2%
Unallocated	(13,134)	(10,567)	(14,696)	
EBITA margin%	4.10%	4.61%	4.83%	
Total EBITA	112,257	139,266	153,371	

The following charts indicate the EBITA growth achieved in the last three years and the relative contribution of each business to AustCo's EBITA in fiscal year 2005.

Figure 4.2 AustCo pro-forma EBITA


180
160
140
120
100
80
60
40
20
0
A$ millions
112.3
139.3
153.4
FY 2003
FY 2004
FY 2005

AustCo pro-forma fiscal year 2005 EBITA split*


Pharmacy 19%
Pathology 49%
Consumer Products 15%
Diagnostic Imaging 17%

* *Before pro-forma unallocated items of $14.7 million.*

(b) Key strengths

Market leading Australian healthcare businesses

AustCo's businesses are leading participants in their respective business segments.

AustCo is the second largest provider of pathology services in Australia by revenues, with an estimated market share of approximately 30%. It is the market leader in Queensland, Victoria, Western Australia and the Northern Territory, and the number two participant in New South Wales.

AustCo is estimated to be the third largest provider of diagnostic imaging services in Australia by revenues, with an estimated market share of 19%. It operates in the eastern seaboard states of New South Wales, Queensland and Victoria, and is estimated to be the second largest participant in each of these states.

AustCo is one of the three major participants in the market for distribution of prescription and over the counter products to retail pharmacies in Australia. It has an approximately one third market share in the pharmacy distribution market, owns the Terry White Chemist® and Chemmart® brands and offers a range of retail services to branded and independent pharmacies.

AustCo is the leading provider of nutriceuticals (vitamins, minerals and other health supplements) in Australia, with a market share of 25% across the combined pharmacy and grocery market. In addition to being the market leader across the combined market, AustCo is also the market leader in the individual categories of pharmacy and grocery.

Strong cash flows and stable earnings underpinned by the Federal Government

With the exception of the consumer products business, AustCo's businesses are underpinned by Federal Government healthcare funding programs and agreements between the Federal Government and industry bodies. Approximately 85% of AustCo's revenues are supported, in varying degrees, by the Federal Government, resulting in strong cash flows and relatively stable earnings for the businesses.

Revenues for participants in both the pathology industry and the diagnostic imaging industry in Australia are supported by capped funding agreements with the Federal Government which provide for Government outlays for these services to increase by approximately 5% per annum. Each agreement with the Government runs for 5 years. The current pathology agreement expires on 30 June 2009, and the current diagnostic imaging agreement expires on 30 June 2008.

Growth in the pharmacy distribution market in Australia is highly correlated to growth in the Pharmaceutical Benefits Scheme. The Pharmaceutical Benefits Scheme, or PBS, is a scheme under which the Federal Government directly subsidises the cost of pharmaceuticals prescribed by medical practitioners and dispensed by independent private sector pharmacists. In recent years, payments under the PBS have grown at approximately 10% per annum. However, the Federal Government has recently introduced a number of measures to curb growth in payments under the PBS, with the likely result that the PBS will grow at a slower rate over the next few years.

Positive demographics underpinning industry growth

AustCo's healthcare portfolio will benefit from positive demographic trends in Australia. In particular, the aging population in Australia will drive increased demand for all health services and products.

Diagnostic services such as pathology and diagnostic imaging are expected to continue to grow in importance as doctors and the Federal Government promote preventative tests to avoid invasive procedures in acute care facilities that are more dangerous and more costly. The aging population will be likely to accentuate the increase in demand for these services.

Growth in the pharmacy distribution market is underpinned by the growth in Federal Government funding provided under the PBS. This will be driven by increased demand from the aging Australian population and by new and more expensive drugs, although offset partially by the impact of Federal Government initiatives aimed at slowing the rate of growth of PBS funding.

The complementary health market in Australia is also expected to grow as a result of increased community focus on promoting wellness rather than alleviating illness, and the increasing awareness amongst consumers of the benefits of natural health supplements and remedies.

Recognised brand names

AustCo's businesses have strong brand names for their products and services.

AustCo has retained its established pathology brands in each state. Dorevitch Pathology in Victoria, QML Pathology in Queensland, Mayne Health Laverty Pathology in New South Wales and Western Diagnostic Pathology in Western Australia are all long-standing, established brands, and well respected by the medical community. In particular, both the Dorevitch and QML brands have been in existence for more than 30 years. The Laverty, Dorevitch and Western Diagnostic Pathology businesses also utilise the Mayne brand. The removal of this brand will occur over time. This is not expected to have a material effect in relation to the pathology business.

Recognised brands in the diagnostic imaging business include Queensland Diagnostic Imaging, Rayscan and Sydney X Ray. Diagnostic Imaging uses the Mayne brand widely and this brand will be removed over time. This is not expected to have a material effect in relation to the diagnostic imaging business.

AustCo has 2 leading retail pharmacy brand groups. Terry White Chemists® is positioned as a premium shopping centre brand, and Chemmart® is positioned as a premium community pharmacy brand.

The consumer products business has a portfolio of leading brands in the Australian complementary healthcare market. Nature's Own™, Cenovis®, Bio-Organics™ and Golden Glow® are all well recognised brands that consumers associate with health and wellbeing.

(c) Business strategies

AustCo has a number of strategies to grow its business, improve its competitive position and improve financial returns. Mr Robert Cooke will become the Chief Executive Officer and Managing Director of AustCo if the Demerger becomes effective. Mr Cooke does not currently hold a senior executive role with the AustCo business and has not been involved in the preparation of this document. Upon his appointment becoming effective, Mr Cooke may recommend different business strategies from those set out in this document.

Driving margin improvement across the business

The Mayne Board believes there is potential for margin improvement across the AustCo business.

The pathology business has commissioned a major new laboratory in Queensland which will enable more efficient workflow and is expected to result in increased margins for that business over time. Productivity efficiencies will be targeted by the adoption of agreed standards and best practices across the national network, supported by automation and laboratory development.

The key strategies for the diagnostic imaging business will be to increase the responsibility of imaging specialists at individual sites and to implement a new incentive program for those imaging specialists to align their compensation with the performance of the business.

Imaging specialists will take greater involvement in driving revenue, managing costs and capital expenditure decisions at the sites. It is expected that a focus back on site performance will increase productivity, and therefore margins.

With reduced growth in PBS payments, the pharmacy business is focused on cost containment and efficient capital management. The business continues to rationalise its range of products, expand its banner group activities and seek improvement in working capital management.

The consumer products business will continue to implement innovative sales and marketing campaigns and focus on driving manufacturing and packaging efficiencies at its Virginia manufacturing site. Where possible, the business will look to increase the proportion of products manufactured at Virginia. The business is also evaluating opportunities to realise efficiencies in warehousing, distribution and technology.

Effective capital management

AustCo will continue to closely monitor capital invested in each of its businesses to ensure that return on invested capital will exceed AustCo's cost of capital. This remains a particular focus in the diagnostic imaging, pharmacy and consumer products businesses.

Working capital management is particularly critical to the pharmacy business, given it is a high volume, low margin distribution operation, with significant levels of inventory, debtors and creditors at any point in time. Prior to 30 June 2005, the pharmacy business securitised a significant proportion of its debtor portfolio on a non-recourse basis which resulted in a reduction in capital employed in the pharmacy business of A$184 million at 30 June 2005. The business is also focusing on inventory rationalisation and has reduced inventory values in its core distribution business by approximately A$40 million over the last 12 months.

Pursuing growth opportunities

AustCo intends to pursue growth opportunities that are complementary to its existing core activities. These opportunities may include acquisitions of medical centres, or smaller pathology practices. In Consumer Products, AustCo may consider further bolt-on acquisitions, to reinforce AustCo's leading position in nutriceuticals in Australia.

Engaging with customers

A key strategy across each of AustCo's businesses is to build closer, more valuable relationships with customers of the business.

In both Pathology and Diagnostic Imaging, referring doctors are the customers. Diagnostic imaging plans to invest in targeted marketing of higher-margin specialist work to doctors. In this industry in particular, technology is constantly evolving. AustCo's strategy is to invest in the most advanced imaging equipment and to ensure that its imaging specialists are at the forefront of such developments and position themselves with doctors accordingly.

In the pharmacy business, the customers are individual pharmacies. Pharmacy has a revitalised business development and customer account team focused on working with pharmacies to drive higher, more profitable sales for the pharmacists, which in turn will benefit the business. AustCo will also focus on leveraging the brand positioning of Terry White Chemists® and Chemmart® to strengthen brand memberships.

The consumer products business continues to develop closer, value-adding relationships with its grocery, pharmacy and health food retailers, to assist them to become well informed promoters of its products. The consumer products business also runs targeted marketing campaigns directed at the ultimate consumer with the objective of growing product awareness and sales.

4.2 AustCo Pathology

(a) Pathology Industry Overview

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease. In Australia, the pathology market covers both private and public community patients. Private community patients are serviced by private pathology practices, which over the past ten years have become larger and fewer as a result of mergers and acquisitions. The owners of the large corporate practices, such as AustCo Pathology, are mainly public and private corporations that have successfully merged these smaller practices into larger pathology networks. The provision of pathology services through these networks is delivered by specialist pathologists and medical scientists supported by a well-organised infrastructure of laboratory, collection and courier services.

The pathology industry has benefited from improvements in technology and automation over the last fifteen years. Generally speaking, pathology services are based on a hub and spoke organisational structure whereby accredited collection centres located in medical clinics, hospitals and other stand-alone centres obtain patient specimens and these are couriered to a centralised laboratory where the specimens are analysed. Most large pathology businesses in Australia operate their own fleet of vehicles and employ their own couriers.

Once at the laboratory, the specimens are examined based on the request of the referring doctor. Over time, advances in technology have enabled tests to be evaluated more accurately and efficiently. However, the pathologist, using deep experience and high level expertise, continues to have an essential involvement in the interpretation of results. The hub and spoke operating models that now exist have high fixed costs, however they are efficient and benefit from economies of scale so that significant leverage is obtained through increases in episode volumes.

Pathology providers derive revenues from fees for pathology episodes performed. Approximately 85% of private pathology services are funded by the Federal Government through Medicare. The pathology industry has an agreement with the Federal Government for the level of Medicare outlays for pathology which determines the fees per test which the provider will receive from the Federal Government. This agreement was renewed for a further five years from July 2004 and provides for total Federal Government funded pathology outlays to increase by approximately 5% per annum. Under the agreement, if volumes are growing at a rate lower (higher) than the ceiling rate of 5%, the Federal Government will implement an increase (decrease) in fees. Government initiatives, such as the Medicare Safety Net introduced in 2004, resulted in increased pathology utilisation. The Federal Government and the industry are in discussion in relation to adjustment to the agreed funding level to account for these initiatives.

Medicare outlays for pathology episodes in the year ended 30 June 2005 amounted to A$1.5 billion, an increase of 8.1% on the year ended 30 June 2004. This growth was higher in 2005 as a result of the impact of various government initiatives, including the Medicare Safety Net.

Figure 4.3 Medicare outlays for pathology tests[16]


1,600
1,400
1,200
1,000
800
600
400
200
0
$ millions
1,157
1,254
1,312
1,407
1,522
8.4%
4.6%
7.3%
8.1%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
FY01
FY02
FY03
FY04
FY05
Medicare outlays – pathology
Growth in Medicare outlays – pathology

16 *HIC Website.*

Competition

Pathology providers compete on the range, quality, accessibility and turn around time of their services. Although the vast majority of pathology services are funded by the government, there are opportunities in higher margin, non government funded niche areas.

Given the benefits of economies of scale, the industry has consolidated over the last ten years with three private operators (Sonic Healthcare, AustCo and Healthscope (previously Gribbles)) holding over 70% share of the private market. As a result of the consolidated nature of the industry, further acquisition activity by the major players is likely to be limited to bolt on opportunities.

Regulation

The Australian pathology industry is regulated at a number of levels including through a scheme that limits the number of collection centres. The scheme was first introduced in 1992 and was intended to limit pathology Medicare outlays. Collection centre allocations are granted to pathology service providers based on their annual episode volume. As at 1 July 2005, AustCo was granted 540 licence allocations out of a total of 1985.

As discussed above, pricing for pathology episodes is largely based on government schedule fees that can be adjusted in accordance with the 5 year funding agreement between the Federal Government and the industry.

Medical Centres Industry Overview

The medical centres industry in Australia is relatively fragmented with most general practitioners tending to operate their businesses from small self-run practices or clinics that have three to five doctors.

In the last ten years, corporate medical centres operators have become increasingly common. These corporate providers typically do not employ the doctors that consult in their premises, but offer back and front office support in the form of administrative, finance and nursing services.

The medical centre operator is typically paid based on a percentage of the revenue the doctors bill to their patients. As a result, government policies and regulations that affect the demand for doctor visits impact on medical centre profitability. In addition, the profitability of the medical centre is a function of the doctor's productivity and the ability of the medical centre to accurately roster staff to efficiently meet demand.

(b) AustCo Pathology

AustCo Pathology is Australia's second largest integrated pathology network based on revenue. It comprises of Dorevitch Pathology and GPS in Victoria, Mayne Health Laverty Pathology in New South Wales and the ACT, QML Pathology in Queensland, and Western Diagnostic Pathology in Western Australia and the Northern Territory. AustCo is the leading provider of pathology services in Queensland, Victoria and Western Australia, and is the second largest provider in New South Wales.

Figure 4.4 AustCo's national pathology network[17]


NT – Ranked 1
Market share 86%
Western Diagnostic Pathology
National – Ranked 2
Mayne $520m (30%)
QLD – Ranked 1
Market share 48%
QML Pathology
WA – Ranked 1
Market share 36%
Western Diagnostic Pathology
NSW – Ranked 2
Market share 19%
Laverty Pathology
VIC – Ranked 1
Market share 33%
Dorevitch Pathology
Gippsland Pathology Service

17 Source: Company estimates. Ranking based on AustCo actual sales revenue compared to estimated revenues of AustCo's competitors.

The national pathology network has:

- more than 200 pathologists;
- 5,800 other scientists, technical and collection staff, couriers and support staff;
- more than 75 laboratories; and
- more than 580 collection centres.

This gives doctors, patients and commercial organisations access to some of Australia's best pathologists and is underpinned by high levels of service to provide improved outcomes.

Operating as a n ational pathology network allows quality to be improved by drawing on the expertise of staff across the network, and gain efficiency benefits arising from centralised purchasing of equipment and consumables. The size and the depth of AustCo's pathology expertise also allows for continued investment in staff development. Professional staff also take an important interest in the ongoing development of the industry with significant representation including serving as officers of industry bodies.

AustCo has been an active participant in the consolidation of the pathology industry since the early 1990s. AustCo Pathology now comprises:

- Dorevitch Pathology – the largest private pathology organisation in Victoria. Dorevitch Pathology provides services to over 70 private and public hospitals in Melbourne and regional Victoria and New South Wales. Additionally, services to community-based patients are provided with over 135 accredited collection centres and a network of 14 laboratories spread throughout these regions;
- Gippsland Pathology Service – a key provider of pathology services to the Eastern Victoria region with 6 laboratories, services to all public and private hospitals in Gippsland, over 20 approved collection centres, highly-qualified pathologists and state of the art equipment;
- Mayne Health Laverty Pathology – the second largest pathology provider in New South Wales. It evolved through the acquisition of four major pathology practices – Sugerman Pathology in 1995, Hampson Pathology in 1996, Macquarie Pathology and Dr Colin Laverty and Associates in 1998. Its purpose built North Ryde Laboratory was developed as the central laboratory for New South Wales and was commissioned at the end of the 2000 calendar year. Across the state, Mayne Health Laverty Pathology operates 21 laboratories and 154 collection centres and employs more than 1,400 dedicated staff;
- QML Pathology – acquired in October 2002 for A$260 million, QML Pathology is the leading pathology practice in Queensland with a strong focus on histology, cytogenetics, pre-natal diagnosis and clinical trials. Since its acquisition, QML Pathology has outperformed management expectations and with continued growth in Queensland expected in the coming years, AustCo has commissioned a new purpose built laboratory at a capital commitment of approximately A$35 million which is expected to be operational around the middle of the 2006 calendar year; and
- Western Diagnostic Pathology – with the highest market share in Western Australia and Northern Territory this business provides services to doctors, hospitals and commercial clients. Western Diagnostic Pathology was established in 1972 and has a strong history of service and commitment to the Western Australian and Northern Territory communities. The business provides a specialist pathology and consultative service to more than 3,000 doctors and to some of the most remote areas of Australia.

AustCo operates 49 medical centres in 4 states and one territory across Australia. Typically, the GPs involved in the practice continue to run the clinical aspects of the business and pay AustCo a percentage of revenue generated in return for infrastructure, management and operational services provided to them.

The clinical independence of GPs working within AustCo's medical centres is a fundamental premise of this business. AustCo's approach involves leveraging its management expertise and resources to ensure the efficient management of medical centres to support practitioners in their goal of providing quality medical care.

Strategy

AustCo plans to continue growing both the overall revenues and the market share of its pathology and medical centres business in the future through both organic growth and acquisitions of medical centres and smaller pathology practices. From a cost perspective, AustCo will continue to adopt agreed standards and practices across its pathology network to implement the most efficient and effective workflow, equipment and processes and will continue to invest in the development and automation of its major laboratories. Pathology will also continue its focus on niche marketing solutions such as molecular biology, expanding its service offering and improving service to its general practitioner and specialist referral base.

AustCo seeks to differentiate itself in the corporate medical centres market by providing clinical autonomy to its doctor clients. AustCo will continue to target its marketing initiatives toward those general practitioners and specialists that prefer to determine which patients they see and how many hours they work. In addition, the business will seek to grow average fee per consultation and increase the level of allied health activity in its medical centres. AustCo is also considering making strategic acquisitions in higher growth regions.

4.3 AustCo Diagnostic Imaging

(a) Diagnostic Imaging Industry Overview

Diagnostic imaging is a branch of medicine that assists in diagnosis and treatment of disease using a range of high technology imaging modalities including diagnostic radiology (general X-rays, fluoroscopy, DEXA and mammography), ultrasound, CT scanning, nuclear medicine and magnetic resource imaging (MRI).

Diagnostic imaging is principally undertaken by radiologists, who are medical specialists with over ten years training and are Fellows of the Royal Australian & New Zealand College of Radiologists. The number of radiologists entitled to practise depends upon the number qualifying under the criteria of the Royal Australian & New Zealand College of Radiologists, which manages the supply of radiologists. Nuclear medicine is undertaken by nuclear medicine physicians.

With new technologies such as teleradiology, the potential exists for corporate imaging practices to increase their efficiency by having imaging specialists review digital images of examinations on computer screens in large sites rather than being present in remote locations.

The diagnostic imaging industry in Australia comprises both public and private sectors. The public sector provides diagnostic imaging services to public hospital patients. Operators in the private sector derive revenues from Medicare reimbursements and private billings with the significant majority coming from Medicare reimbursements.

As with the pathology industry, diagnostic imaging providers derive revenues from fees for tests performed. The industry has an agreement with the Federal Government for the level of Medicare outlays which determines the fees per test which the provider will receive from the Federal Government. The current diagnostic imaging agreement runs for five years to July 2008 with total agreed Federal Government funded diagnostic imaging outlays to grow at approximately 5% per annum (subject to inflation-related adjustments). The Federal Government increased average fees in June 2004 and November 2004 by 3% in each instance for diagnostic imaging services (excluding MRI) in order to meet the funding agreement.

In June 2004, the Federal Government announced plans to grant 23 additional MRI licences across Australia. Government outlays resulting from the operation of the additional MRI machines were funded by a reduction in the average scheduled fee for MRI services. The allocation of the licences was delayed until February 2005; however, the fee reduction was implemented effective August 2004.

The total Medicare reimbursement from the Federal Government for diagnostic imaging services provided by private operators in Australia during the year ended 30 June 2005 amounted to A$1.5 billion, an increase of 11.4%. As for pathology, the growth in Medicare outlays for diagnostic imaging was higher in the year ended 30 June 2005 as a result of various government initiatives, including Medicare Safety Net payments and the increases in average fees implemented in June 2004 and November 2004. The Federal Government and the industry are in discussion in relation to adjustment to the agreed funding level to account for these initiatives.

Direct private billings are more significant for diagnostic imaging than for pathology, and accounted for approximately 40% of total billings from private operators.

Figure 4.5 Medicare outlays for diagnostic imaging[18]


1,600
1,400
1,200
1,000
800
600
400
200
0
$ millions
1,159
1,217
1,278
1,331
1,483
5.0%
5.0%
4.1%
11.4%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
FY01
FY02
FY03
FY04
FY05
Medicare outlays – diagnostic imaging
Growth in Medicare outlays – diagnostic imaging

18 *HIC Website.*

Future growth in demand for diagnostic imaging is expected to be driven by the ageing population in Australia the movement away from invasive exploratory surgery towards the use of MRI and CT scanning for certain diagnoses and technological improvements in the accuracy and capabilities of imaging techniques.

Competition

Diagnostic imaging providers compete primarily based on the quality of their diagnosis and service, the speed of response and price. Since the great majority of diagnostic imaging work is undertaken on-site, the level of competition is also dependent on the location of the imaging site in relation to referring doctors, the proximity of other competitors and the relationship between imaging specialists and referring doctors.

There has been significant consolidation in the diagnostic imaging industry over the last 10 years. Operators are now looking to derive efficiencies and economies from their businesses. The largest operators in the Australian market are DCA Limited, Sonic Healthcare Limited and AustCo.

Capital expenditure for imaging equipment required in the diagnostic imaging industry is significant. However, technology has been progressing rapidly and the price of sophisticated equipment has been decreasing in recent years. Accordingly, the cost of equipment is no longer as significant a barrier to entry as it has been in prior years. This has led to the establishment of a number of new independent bulk billing clinics that compete with the large corporate operators.

Notwithstanding this, costs for the most advanced technology remain high and the larger operators, such as AustCo, are able to differentiate themselves from the new clinics through investment in this technology as it becomes available.

Regulation

The diagnostic imaging industry is impacted by Federal Government regulation and, in particular, requirements for imaging procedures to be carried out with an imaging specialist in attendance, which has affected the ability of the industry to adopt wide scale teleradiology techniques. Government regulation of MRI licences is also a significant influence in the industry, as is the role of the Royal Australian and New Zealand College of Radiologists in determining the number of radiologists who are trained and are able to enter the industry in any given year.

As discussed above, pricing for diagnostic imaging testing is largely based on government reference prices that are adjusted periodically in accordance with the 5 year funding agreement between the Federal Government and the diagnostic imaging providers.

(b) AustCo Diagnostic Imaging

AustCo's diagnostic imaging business is estimated to be Australia's third largest diagnostic imaging network by revenues, operating in public hospitals, private hospitals and stand-alone imaging centres in the eastern seaboard states of New South Wales, Queensland and Victoria. AustCo Diagnostic Imaging operates over 120 imaging sites. Through these sites, imaging specialists and support staff perform almost 2.2 million imaging examinations every year using a broad range of techniques and equipment from general X-ray to nuclear medicine.

AustCo Diagnostic Imaging provides the full range of services performed by accredited imaging specialists, and technical and clerical staff. The broad network enables imaging specialists to share expertise across the group. The group also supports ongoing research to drive advances in diagnostic imaging, primarily in the areas of interventional radiology, MRI, rheumatology and neurology. AustCo employs 180 imaging specialists.

AustCo currently has an interest in 18 MRIs (12 government funded licences (including two licences held by joint venture), where examinations are eligible for Medicare payments, and 6 'unfunded' licences, where examinations are not eligible for Medicare payments).

Figure 4.6 AustCo's diagnostic imaging network[19]


QLD – Ranked 2
Market share 25%
Queensland Diagnostic Imaging
National – Ranked 3
Mayne $287m (19%)
NSW – Ranked 2
Market share 47%
Central Western Radiology
Rayscan Imaging
Sydney X-Ray
VIC – Ranked 2
Market share 27%
MVU
Melbourne Ultrasound for Women

19 Source: Company estimates. Ranking based on AustCo actual sales revenue compared to estimated revenues of AustCo's competitors.

AustCo acquired Queensland Diagnostic Imaging in 2003 to become a leading provider of diagnostic imaging services in Queensland and in the same year acquired 10 sites in New South Wales that were previously owned by Pacific Healthcare and the specialist Melbourne Ultrasound For Women practice.

AustCo's business has 30 sites co-located within large private and public hospitals. These large sites offer the latest in diagnostic imaging technology and many utilise teleradiology. Teleradiology enables diagnostic images to be digitally transmitted within sites and between sites. Teleradiology increases efficiency within a site, assists with load balancing between sites and permits images to be viewed by imaging specialists at other sites.

Strategy

AustCo is focused on improving performance through increasing the responsibility and accountability of imaging specialists at individual sites for growing revenues, managing costs and allocating capital expenditure. At the same time, management is seeking to improve the reward mechanism for imaging specialists to better align their personal objectives with those of the business and a new incentive program for imaging specialists is being progressively implemented in 2006.

The business is also focusing on higher complexity examinations that produce higher margins such as MRI, CT and ultrasound. The growing emphasis on using leading technology in superior facilities, is aimed at permitting early diagnosis of serious illness with greater clarity, often negating the need for invasive medical procedures, including surgery.

4.4 Pharmacy

(a) Industry Overview

The distribution of branded pharmaceutical products to pharmacies and hospitals in Australia is primarily undertaken by specialist wholesalers. The Australian pharmacy wholesale market is highly concentrated with three primary wholesalers: AustCo, Australian Pharmaceutical Industries Limited and Sigma Company Limited. The three large wholesalers are referred to as 'full-line wholesalers' as they provide a full range of pharmaceutical products and offer delivery of prescription pharmaceutical products within 24 hours to all pharmacies nationwide.

There are currently approximately 5,000 retail pharmacies operating in Australia, of which approximately 2,000 are members of retail pharmacy brands or banner groups. The majority of these brands or banner groups are owned by the three large wholesalers. Membership of a retail brand group provides an individual pharmacy with access to an established retail brand with associated consumer awareness, greater buying power and a range of value-added services, extending from inventory management services to group marketing and promotional activities. In return for these services, brand group member pharmacies pay membership fees. However, brand group members are generally free to purchase supplies from any source, and purchasing power ultimately rests with the individual pharmacists. In Australia, prescription pharmaceutical products are principally dispensed through a pharmacy after prescription by a physician or are administered in hospitals. The balance of the pharmaceutical market is made up of over-the-counter products that do not require a prescription. Some over-the-counter products require pharmacists to oversee the sale to the consumer. Other over-the-counter consumer health care products are sold on an unrestricted basis and may be sold through pharmacies, supermarkets or other retail outlets.

Generally speaking, branded pharmaceutical companies use wholesalers to distribute their products in Australia. As patents for their proprietary products expire, generic versions are often launched which gain market share. Typically, the competitors that launch these generic products bypass the wholesalers by distributing directly to the pharmacist. The value of proprietary products losing patent protection in Australia is expected to increase in the next few years and consequently, the volumes of these products that are distributed through the full-line wholesalers is estimated to decrease.

Under the Pharmaceutical Benefits Scheme or PBS, the Federal Government directly subsidises the cost of pharmaceuticals prescribed by medical practitioners and dispensed by independent private sector pharmacists. Approximately 84% of all prescriptions are subsidised by the Federal Government under the PBS.

The terms for payments to pharmacies in respect of PBS pharmaceuticals are governed by a series of pharmacy guild agreements between the Federal Government and the Pharmacy Guild of Australia (the 'Pharmacy Guild Agreements'). Wholesalers then negotiate individual trading arrangements with individual pharmacies.

The fourth Pharmacy Guild Agreement is currently being negotiated. The Federal Government has announced A$11.75 billion of funding for pharmacy over the next five years, which is an increase of 30% over the period covered by the previous agreement (equivalent to 7.0% per annum). In the fourth Pharmacy Guild Agreement, the Federal Government is considering a number of options for curbing PBS expenditure, including changes to the pharmacist and wholesale margins. The National Pharmaceutical Service Association, which represents the three full-line wholesalers, is currently working with the Federal Government with the objective of agreeing a structure that will enable its members to continue to profitably provide a full service to all of Australia.

Generally speaking, the price paid for a prescription product represents the sum of:

- the manufacturer's price, negotiated between the Government and manufacturer;
- a margin to cover the wholesale cost (currently up to 10% of the price to the pharmacy, but the Government is currently reviewing this margin);
- a mark-up by the pharmacist (set at a specified percentage depending on the value of the product); and
- a prescribed pharmacist's professional fee (currently A$4.70 per prescription).

The full-line wholesalers purchase products from manufacturers and suppliers and then resell this product with a margin to pharmacists. Under the third Government Guild Agreement, the wholesale margin for prescription pharmaceuticals was limited to a maximum of 10%.

PBS benefit payments grew 6.6% in the year ended 30 June 2005 to approximately A$5.9 billion.

Figure 4.7 PBS payments and growth in payments: year ended June 2001 to year ended June 2005[20]


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ millions
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4,160
4,602
5,063
5,564
5,933
10.6%
10.0%
9.9%
6.6%
FY01
FY02
FY03
FY04
FY05
PBS
PBS growth

20 Source: HIC Website.

Prior to fiscal year 2005, payments under the PBS were growing at approximately 10% per annum. However, in recent years the Federal Government has introduced a number of measures in an attempt to reduce the rate of growth of payments under the PBS, including increased prescription co-payments and price reductions of 12.5% when generic substitutes are first introduced, with the likely result that PBS will grow at a slower rate over the next few years.

While growth in the wholesale market has been traditionally linked to the growth in PBS, the expected growth in the sales of generic pharmaceuticals, which are usually distributed directly by manufacturers, is expected to result in the wholesale channel growing at a slower rate than the PBS over the next 3 to 5 years.

Competition

AustCo Pharmacy competes against the other two full-line wholesalers as well as a number of short-line wholesalers (being wholesalers who carry limited lines only). Each of the three full-line wholesalers in Australia, AustCo, Sigma and Australian Pharmaceutical Industries Limited holds approximately a one third market share and delivers throughout Australia. The short-line wholesalers tend to sell only a limited range of the largest selling pharmaceutical products into metropolitan areas and often only in one state.

The pharmacy distribution market is highly competitive with discounting and other aggressive pricing behaviour common. Competition is based on the strength of the wholesaler's distribution network, pricing and product mix and the range of value-added services provided to pharmacists. These benefits often include the provision by the wholesaler of guarantees to the pharmacist's bank of funds borrowed by the pharmacist for the purpose of investing in the pharmacy business. Profitability for the three full-line wholesalers is dependent on an ability to realise economies of scale and cost efficiencies, and servicing skills in attending to the needs of pharmacist customers.

In 2003, Woolworth's Limited, one of Australia's largest supermarket chains, announced its intention to enter the retail pharmacy services market by co-locating retail pharmacies in its grocery store premises. Over the last 18 months, the Federal Government has indicated that it does not intend to support deregulation. Withdrawal of ongoing support from the Federal Government for the community pharmacy model in Australia would be adverse for the wholesale pharmacy distributors.

Regulation

In addition to the PBS and the Pharmacy Guild Agreements between the Federal Government and industry participants described above, pharmacies in Australia are regulated by a range of Commonwealth and state-based legislation. These include the various State and Territory Pharmacy Acts, various Drugs, Poisons and Controlled Substances legislation and the National Health Act 1953 (Commonwealth). The State and Territory Pharmacy Acts generally prohibit the ownership of, or any pecuniary interest in, pharmacies by any person other than pharmacists or certain entities associated with pharmacists.

The various State and Territory Pharmacy Acts also impose limits on the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

(b) AustCo Pharmacy

AustCo Pharmacy provides wholesale distribution services to community pharmacies and hospitals and professional services to independent and branded pharmacies and operates two large retail pharmacy brands in Australia (Terry White Chemists® and Chemmart®). Prior to its acquisition in October 2001, the business operated for many years under the FH Faulding brand. As at 30 June 2005, AustCo Pharmacy had an estimated share of the pharmacy wholesale market of 32.3%.

Wholesale distribution services

AustCo Pharmacy distributes pharmaceuticals and related products to approximately 2,900 pharmacies (of which approximately 490 were members of AustCo's retail brand and banner groups during the year), including prescription pharmaceuticals, and a wide range of over-the-counter medication and health care products. Most capital city distribution centres offer up to two deliveries per day and delivery usually occurs within 4 hours of the customer placing an order. Pharmacy's on-line ordering systems link customers directly to its distribution centres via point of sale systems or portable ordering units so that order accuracy and efficiency is high.

Pharmacy also provides distribution services to many Australian hospitals both by acting as their prime seller or through distribution agreements with major pharmaceutical manufacturers. AustCo currently holds an estimated 15% market share in this segment. Distribution to hospitals involves supplying pharmaceutical products and medical consumables, and improving the management of the hospitals' internal supply function.

Retail services

AustCo Pharmacy assists pharmacies to offer better professional and retail services by providing retail brands, private label products, back office support, technology and distribution services. AustCo has two primary retail brand groups and each is targeted at a specific market segment:

Chemmart® is positioned as a premium community brand focused on health products and services; and

Terry White Chemists® is positioned as a premium shopping centre brand with an extended range in beauty, natural and family health products.

In addition, Synergy Operating Systems™ provides independent business support services to over 170 pharmacies.

Retail services provide point of sale systems that manage the sale and inventory management of the pharmacy, dispensary management systems (under the Minfos® brand) and connectivity.

These retail services strengthen AustCo Pharmacy's position as the conduit for products and information between manufacturers and pharmacists, and also assist pharmacies in providing a better retail offering to their customers by helping to ensure products are in stock when required. Additionally, recently introduced Member Service Agreements require greater compliance from brand members in purchasing their wholesale products from AustCo Pharmacy.

Pharmacy guarantee scheme

A wholly owned subsidiary of AustCo provides financial assistance to pharmacists seeking to acquire or expand pharmacies through its pharmacy guarantee scheme. Under the scheme, the subsidiary provides guarantees of pharmacists' borrowings from a number of banks. To manage exposure under these guarantees, AustCo Pharmacy has entered into arrangements that have the effect of limiting the banks' recourse to AustCo Pharmacy under the guarantees. AustCo Pharmacy total guarantee liability is limited to approximately 10% of the total guarantees outstanding in relation to specified guaranteed loans.

As of 30 June 2005, total guarantee exposure was approximately A$48.9 million (down from A$66 million in 2004). This represents the maximum amount that the AustCo subsidiary could be required to pay under the guarantees currently provided.

Strategy for AustCo Pharmacy

Following a strategic review, the pharmacy business is focused on continuously improving its core business: wholesale distribution services to community pharmacies and hospitals supported by a strong and differentiated retail offering. The business is underpinned by the commitment to support pharmacists in building customer loyalty and profitability through Pharmacy's retail brand groups, and by providing professional services to independent and branded pharmacies.

AustCo is also improving the operating leverage of its pharmacy business by reducing the amount of capital employed in the business. In February 2005, AustCo entered into a debtor securitisation program which has reduced the capital employed in this business by

A$184 million as at 30 June 2005. Pharmacy has also implemented inventory management initiatives which have been effective in reducing inventory levels in its core distribution business by approximately A$40 million through the rationalisation of lines and a reduction in surplus stock levels across core lines.

4.5 Consumer Products

(a) Consumer Health Products Industry Overview

The consumer health products market as a whole is very broad and potentially includes any non-prescription product that is sold to an individual that enhances his or her health. The relevant segment of the market for AustCo is principally the nutriceutical market, followed by other niche over-the-counter markets such as antiseptics.

The nutriceuticals segment, which is a sub-segment of the complementary health products segment, comprises dietary supplements in the form of vitamin, mineral, herbal and other health supplements. Nutriceuticals are sold through a variety of retail outlets. Pharmacies, grocery and health food stores make up the majority of retail sales, with the remainder represented by mail order, internet, multi level marketing and practitioner distribution. The following chart shows the estimated proportion of sales through each of the major channels.

Figure 4.8 Australian nutriceutical market: Channel share[21]


Other **8%**
Direct **6%**
Pharmacy **41%**
Health Food stores **22%**
Grocery **23%**

21 Source: Aztec Information System: estimates for health food stores, direct and other.

The Australian nutriceutical market in 2005 is estimated to have a turnover of approximately A$900 million to A$1 billion. Australian demand for nutriceuticals has been positively influenced by the maturing demographic profile of the population, a trend to self-administration of preventative therapies with a focus on wellness, and the substitution of pharmaceutical medicines by certain natural remedies.

In April 2003, the Australian complementary medicine industry's largest contract manufacturer of nutriceutical products, Pan Pharmaceuticals Limited, had its manufacturing licence revoked by the TGA and a large scale product recall notice was issued. This could have had a long term impact on the complementary health industry in Australia. However, the complementary health market has recovered rapidly and is larger than the market prior to the Pan recall.

Figure 4.9 Australian dietary supplements market size for Pharmacy and Grocery (by sales)[22]


600
500
400
300
200
100
0
$ millions
141
298
150
328
175
317
212
368
FY02
FY03
FY04
FY05
Grocery
Pharmacy

22 Source: Aztec Information Systems.

Competition

The Australian nutriceutical industry is dominated by two major competitors: AustCo Consumer Products and Blackmores Limited which together represent close to 45% of the market. There are also a number of other companies including Sigma through its Herron brands, Bayer (through its acquisition of the Roche Consumer Healthcare Products group) and numerous smaller operators.

Since the individual nutriceuticals products that are being sold are similar in nature for all competitors, success in the market is highly dependent on brand recognition and loyalty, confidence in quality and, to a lesser extent, the price of the product.

Regulation

The consumer health products market in Australia is governed by the Therapeutic Goods Act. All Australian sponsored therapeutic goods are either 'listed' or 'registered' on the Australian Register of Therapeutic Goods ('ARTG'), depending on their composition and intended use. Listed medicines are considered to be of lower risk than registered medicines, often containing well-known ingredients, usually with a long history of use. Registered medicines are typically used to treat more serious clinical conditions, they have more active product claims, and as a result undergo a more rigorous regulatory evaluation. As complementary medicine products are generally considered to be low risk compared to prescription medicines, they usually only require 'listing' on the ARTG.

The TGA assesses listed medicines for quality and safety. Sponsors are also required to hold evidence of efficacy supporting the claims that they make for their products. Manufacturers of therapeutic goods (either listed or registered) in Australia must comply with the Australian Code of Good Manufacturing Practice ('cGMP').

Following the Pan recall, the level of regulation of the Australian complementary healthcare products industry has increased. The TGA has implemented more stringent requirements for manufacturers of complementary medicines in Australia. The manufacturing standards have moved closer towards the standards for the traditional pharmaceuticals industry, which has increased compliance costs for all companies operating in the sector. It is possible that smaller competitors in the market who do not have the necessary compliance experience or financial resources may find it more difficult to compete in this more regulated environment.

(b) AustCo Consumer Products

AustCo develops, manufactures, and markets vitamin, mineral and herbal supplements, and is the leading provider of these nutriceuticals in Australia holding a market share of approximately 25% at June 2005. The brands are sold through the pharmacy, grocery, health food store and direct marketing channels. AustCo is the market leader in the pharmacy, grocery and direct channels, but has a less established position in health food stores.

AustCo's portfolio of brands includes a number of market leaders in the Australian nutriceuticals market, including:

- Nature's Own™, the number two brand in the Australian retail pharmacy market by sales value;
- Cenovis®, the number one brand in the Australian grocery store market by volume and number two brand in the Australian grocery store market by sales value;
- Bio-Organics™, the number three brand in Australian retail pharmacy market by sales value; and
- Golden Glow®, the leading direct mail brand in Australia.

Since the Pan recall in April 2003, AustCo's consumer products business has successfully regained market share and has rationalised its product portfolio to focus on higher margin products, and products that have a proven, tangible therapeutic outcome. AustCo has also restructured the underlying cost base of the business including by streamlining its marketing and sales force. AustCo now manufactures approximately 80% of its nutriceutical products in-house at its facility in Virginia, Queensland, (up from 50% prior to the Pan recall). The efficiency of the manufacturing and packaging processes has improved significantly in the last 18 months and the business is well placed to compete in the increasingly regulated environment.

The consumer products business also distributes a select range of over-the-counter products, including Betadine, the leading pharmacy antiseptic. Market performance for Betadine in both the antiseptic and sore throat category has been high with sales increasing in excess of double the market growth.

In April 2005, AustCo significantly enhanced its presence in the Australian direct-to-consumer health supplements market by acquiring the Hilton Healthstream business from Sigma. The direct-to-consumer market is a niche but growing market, appealing to consumers who value the tailored offering accessible through direct contact with the supplier of complementary health products. By combining Hilton Healthstream with Golden Glow, AustCo's consumer products business became the clear leader in the direct-to-consumer segment.

Strategy

The consumer health market is growing strongly. Individuals are demanding more involvement in their health care and the Federal Government is increasingly passing the costs of health care onto the consumer. Through its vertically integrated and differentiated consumer health products business, AustCo is well positioned to access these market opportunities for the future.

AustCo is focused on driving category and brand growth through its innovative 'Take the Lead' strategy. This involves targeted marketing campaigns with the dual objectives of maximising the value of AustCo's brands and promoting growth in the complementary health market overall. This strategy encourages consumers to take control of their health and wellbeing through the use of nutriceutical and niche over-the-counter medicines. AustCo also works closely with pharmacy retailers to make them more effective educators and promoters of AustCo's products, and complementary medicine in general, to consumers. The business is aiming to drive cost efficiencies by bringing additional manufacturing in-house and evaluating options for warehousing, distribution and technology improvements.

4.6 Board and Management

(a) AustCo Directors

On 9 August 2005, Mayne announced that Mr Robert Cooke would be appointed as Group Managing Director and Chief Executive Officer of AustCo, subject to shareholders approving the Demerger. If shareholders approve the Demerger, Mr Cooke's appointment will take effect from the Effective Date and each of Mr Peter Willcox, Mr Stuart James, Mr Rowan Russell, Dr John Sime and Dr Nora Scheinkestel will resign as directors of Mayne.

On the Effective Date, the AustCo Board will therefore comprise the following:

Mr Paul McClintock
BA, LLB
Chairman

Mr McClintock joined the Mayne Board in June 2005.

Mr McClintock is currently a director of Perpetual Trustees Australia Limited (since April 2004) and director of Macquarie Infrastructure Group (since 2003).

Mr McClintock is a qualified lawyer. He was formerly chairman of Affinity Health Limited from January 2004 to April 2005. He is currently a director of ANZAC Medical Research Centre and a commissioner of the Health Insurance Commission. Age 56.

Mr Robert Cooke
Grad Dip Finance and Accounting, Bach. Health Administration, Dip Business Studies
Chief Executive Officer and Managing Director (post Demerger)

Mr Cooke has been appointed Chief Executive Officer and Managing Director of AustCo, subject to the Demerger being approved by Mayne's shareholders and becoming effective. Mr Cooke has most recently been the Managing Director of Affinity Health. He was previously Group General Manager – Hospitals at Mayne Group Limited from 2002, and from 1999 was the General Manager Sales and Product Development at Mayne Group Limited. Age 49.

Details of the terms of appointment of Mr Cooke are set out at Part 4.6(c) of this document.

Dr Ian Blackburne
PhD (Chemistry), MBA

Dr Blackburne joined the Mayne Board in September 2004. He is chair of the Mayne Board's Remuneration Committee and a member of the Audit & Compliance Committee.

Dr Blackburne is chairman of CSR Limited (since April 2003) and director of Suncorp Metway Ltd (since 1 August 2000) and a director of Teekay Shipping Corporation. He is a member of the Advisory Council of the Australian Graduate School of Management. He is a former managing director of Caltex Australia Limited. Age 59.

Mr James Hall
BCom (Acc)

Mr Hall joined the Mayne Board in June 2005. He is a member of the Mayne Board's Audit & Compliance Committee.

Mr Hall is currently a director of Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005) and Centro Properties Group (since 1 September 2005). He was formerly executive director of finance at Orica Limited (from February 2002 to January 2005).

Mr Hall has more than 35 years in senior financial management roles. He was also a former director of Affinity Health Limited. Prior to joining Orica, Mr Hall held a range of senior financial management roles over 32 years with BHP Billiton. Age 54.

Ms Carolyn Kay
BA, LLB, Grad Dip Mgmt

Ms Kay joined the Mayne Board in 2001. She is chair of the Mayne Board's Nomination Committee and its Audit & Compliance Committee and a member of its Occupational Health, Safety & Environment Committee.

Ms Kay is a director of Commonwealth Bank of Australia Ltd (since March 2003) and deputy chair of Victorian Funds Management Corporation.

She is a former executive of Morgan Stanley (in London and Melbourne) and a former director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Limited. Age 44.

(b) AustCo senior management

In addition to the appointment of Mr Robert Cooke as the Chief Executive Officer and Managing Director of AustCo, Mr John Hickey will be appointed as the Chief Financial Officer of AustCo upon the Demerger becoming effective.

Mr John Hickey
Bach. Business (Accounting and Finance) Chartered Accountant
Chief Financial Officer

Mr Hickey has most recently been the chief financial officer of Affinity Health. Prior to this he held senior financial and operational roles within the hospitals and medical centre business units at Mayne Group Limited from 1999. Age 39.

(c) Terms of appointment of Mr Cooke

AustCo and Mr Robert Cooke have entered into a service contract which sets out the terms of his appointment.

Appointment

Mr Cooke has been appointed Chief Executive Officer and Managing Director of AustCo and will take up his appointment upon the Effective Date.

Term

Mr Cooke will commence employment by AustCo in October 2005. During the period prior to the Effective Date, he will perform such duties as are agreed with the AustCo Board which will include assisting the Board and management of AustCo to complete the Demerger.

On the Effective Date, Mr Cooke's appointment as Chief Executive Officer and Managing Director of AustCo will continue for a term of 3 years from the day upon which he commenced employment by AustCo ('Initial Term') and thereafter will automatically be renewed and continue, subject in each case to the termination rights referred to below.

Remuneration

Mr Cooke's remuneration comprises the following components.

Base entitlements

Mr Cooke is entitled to total fixed remuneration of A$[xxx] which may be apportioned by Mr Cooke between salary, superannuation contributions which must not be less than that required by law, and other benefits as may be agreed by AustCo in accordance with AustCo's applicable remuneration policies, including the grossed up value of any fringe benefits tax or similar taxes required to be paid by AustCo in connection with the provision of those benefits.

Mr Cooke's total fixed remuneration will be reviewed annually no later than two months after the end of each financial year at the time when the AustCo Board together with Mr Cooke agree specific objectives to be achieved in the following financial year. During the Initial Term this review will only have regard to any market adjustments in remuneration generally for Chief Executive Officers and Managing Directors of like sized companies in Australia.

Short term incentives

Mr Cooke will be entitled to annual short term incentive payments ('STI'). The STI will be based on the achievement of key performance indicators ('KPI'). The KPI will be set by the AustCo Board in consultation with Mr Cooke and may include both financial and non-financial targets in respect of Mr Cooke's performance and the AustCo Group.

The value of any STI actually provided will be determined by the AustCo Board having regard to the level of achievement of the KPI. The maximum value of any STI during the Initial Term is [xxx]% of total fixed remuneration.

To the extent that Mr Cooke is entitled to an STI of an amount which is up to or equals [xxx]% of total fixed remuneration, the STI will be paid in cash. To the extent that any STI which is due to Mr Cooke is in excess of [xxx]% of total fixed remuneration, the excess will be provided in the form of share performance rights under the AustCo Senior Executive Short Term Incentive Plant ('SESTIP'), the terms of which are summarised in Part 6.2(d).

Long term incentives

Mr Cooke will be entitled to long term incentives in the form of performance rights under an applicable AustCo executive plan and in accordance with the rules of that plan in force from time to time. Further details of the Mayne PSP, which is the applicable plan presently in force, are contained in Part 6.2(e).

Mr Cooke will, on the first business day after the Effective Date, be granted share performance rights with a maximum value of [xxx]% of total fixed remuneration ('Initial LTI Award'). The number of share performance rights will be determined by dividing the amount of the Initial LTI Award by the volume weighted average price of AustCo shares on the ASX during a period of 5 business days after the AustCo shares have commenced trading on ASX, 'ex' any entitlement to Mayne Pharma shares. Further share performance rights will be granted on each anniversary of the Initial LTI Award with a maximum value of [xxx]% of Mr Cooke's total fixed remuneration at the time of grant. The number of share performance rights to be granted will be determined by dividing the amount of the further LTI award by the volume weighted average price at which AustCo shares trade on ASX during the 5 business days immediately prior to the grant of that award.

Each performance right awarded to Mr Cooke will give him an entitlement, subject to the satisfaction of a performance condition, described below, to one fully paid AustCo ordinary share. Any shares required to satisfy any performance rights will be acquired by AustCo on the ASX at prevailing market prices at a time to be determined by the AustCo Board.

Any performance rights granted to Mr Cooke will, subject to the performance condition described below being met, vest on the third anniversary of grant.

The vesting of the performance rights is conditional on the performance condition being met. The performance condition will be based on AustCo's relative total shareholder return measured against a peer group of companies in the ASX 200 excluding resources, property trusts, financial companies and AustCo. The performace condition is as follows:

AustCo total shareholder return below the 50th percentile	0% vests
AustCo total shareholder return in the 50th percentile	50% vests
AustCo total shareholder return between 51% and 74%	At 51% percentile 52% vests At each increased percentile and additional 2% vests
AustCo total shareholder return equal to or no greater than 75%	100% vests

For the above purposes, AustCo's total shareholder return means a combined equity return of AustCo shareholders realised through a combination of dividends, capital returns and share price movements expressed as a percentile against the market capitalisation weighted performance of the peer group of companies.

Termination

Mr Cooke's appointment may be terminated:

(i) by AustCo:

(A) giving notice of dismissal with immediate effect in the event of serious or wilful misconduct, wilful neglect in the discharge of Mr Cooke's duties, serious or persistent breach of the terms of the service contract, if Mr Cooke becomes ineligible to hold the office of a director of a company, insolvency, Mr Cooke brings AustCo into disrepute, or in the event that he engages in any other conduct that would justify summary dismissal at common law;

(B) giving Mr Cooke 6 months notice; or

(C) giving Mr Cooke 6 months notice if by reason of illness injury or incapacity he is unable to perform his duties for a total of 13 weeks in any 52 consecutive week period or he otherwise becomes permanently incapable of performing his duties, or

(ii) by Mr Cooke:

(A) giving AustCo 6 months notice; or

(B) giving notice to AustCo, effective immediately if the Demerger has not become effective by 31 May 2006.

If the appointment is terminated by either AustCo or Mr Cooke giving a period of notice as specified above, AustCo may at any time before the end of the notice period elect to make a payment in lieu of all or part of the notice period. Any payment in lieu of notice will be calculated on the basis of the total fixed remuneration payable to Mr Cooke in the financial year in which notice is given.

However, if Mr Cooke's appointment is terminated by AustCo in the circumstances specified in paragraph (i)(B) above or by Mr Cooke in the circumstances specified in paragraph (ii)(B) above, AustCo will pay to Mr Cooke, in addition to any payments or benefits owing up to the date of termination, an amount equal to [xxx] months of his then total fixed remuneration and [xxx]% of the maximum STI which Mr Cooke was able to earn for the year in which termination occurs. Any such payment will be in lieu of and therefore replace any payment in lieu of notice which Mr Cooke may be entitled to receive.

AustCo may also require Mr Cooke to remain away from the AustCo's premises during any termination notice period.

Restraint Period and Confidentiality

Mr Cooke must not during the period of 12 months after the termination of his appointment, solicit or entice away any person who during the term of his appointment was or is a client or customer of or supplier to any AustCo Group company or solicit or endeavour to entice away any employee of any AustCo Group company.

In addition, AustCo may at its election require Mr Cooke to comply with a non-competition restraint. This restraint provides that Mr Cooke must not within Australia during the period of 12 months after the termination of his appointment, directly or indirectly, in any capacity, carry on, advise, provide services to or be engaged, concerned or interested in or associated with any business or activity which is competitive with any business carried on by any AustCo Group company at the date of termination.

If AustCo elects to enforce the non-competition restraint, it must, in consideration for the restraint pay to Mr Cooke an amount equal to 12 months total fixed remuneration at the time of termination of his appointment, by four equal instalments to be paid three, six, nine and twelve months after the termination of his appointment.

Mr Cooke also acknowledges the confidentiality of and agrees to keep confidential all of the confidential information of the AustCo Group.

4.7 Financial information on AustCo after the Demerger

(a) Basis of preparation

The historical information regarding AustCo that is included in this document has been prepared:

- based upon the significant accounting policies in note 1 to appendix 2 to the Investigating Accountant's Report; and
- by combining the results of operations, financial position and cash flows of AustCo Pathology, AustCo Diagnostic Imaging, AustCo Pharmacy and AustCo Consumer Products in each of the historical periods.

The combined accounts may not reflect AustCo's results of operations, financial performance and cash flows had it been separated from Mayne Pharma during the periods presented. This is because:

- AustCo did not operate independently of Mayne Pharma during the relevant periods;
- AustCo's financial statements reflect allocations to Mayne Pharma for certain corporate expenses incurred by Mayne and attributable to Mayne Pharma;
- the information may not reflect strategies or operations that AustCo would have followed or undertaken if it had operated independently of Mayne Pharma;
- the terms of contracts between AustCo and its suppliers and financiers may have been different if AustCo had operated independently of Mayne Pharma; and
- AustCo may have been exposed to different financial and business risks if it had operated independently of Mayne Pharma.

(b) Reconciliation from actual to pro-forma results

The pro-forma financial information has been prepared under Australian GAAP and is derived from the pro-forma consolidated financial statements included in appendix 2 to the Investigating Accountant's Report.

The table below sets out a reconciliation between EBIT in the pro-forma consolidated financial statements and in Mayne Group's audited consolidated financial statements for the years ended 30 June 2003, 2004 and 2005. It also sets out a reconciliation between revenue in the pro-forma consolidated financial statements and revenue from ordinary activities in the audited consolidated annual financial statements.

Pro-forma adjustments are made to the historical financial information to adjust for material discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company. The Mayne Board believes that these pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the AustCo Group. Shareholders should refer to the "Important notices" at pages 4 to 5 of this document.

In the table below, and for the purposes of the discussion in this Part 4, unless otherwise indicated:

- revenue means total revenue from ordinary activities, including sales revenue, dividend and other revenue, excluding interest income and after the pro-forma adjustments indicated below;
- EBITDA means profit from ordinary activities before interest, income tax expense, depreciation, amortisation and significant items, and after the pro-form adjustments indicated below;
- EBITA means profit from ordinary activities before interest, income tax expense, amortisation and significant items, and after the pro-forma adjustments indicated below;
- EBITA margin means EBITA divided by revenue expressed as a percentage;
- EBIT means profit from ordinary activities before interest, income tax expense and significant items excluding interest income after the pro-forma adjustments indicated below; and
- cash flow from operating activities before interest income and income tax includes receipts from customers, payments to suppliers and employees, and the payment of taxes and government charges (excluding income tax). Cashflow from investing activities includes payments for acquisitions, property, plant and equipment and the proceeds from sale of entities and investments in property, plant and equipment. It excludes all cash flows associated with financing activities, but includes the receipt of dividends and distributions from associated entities.

A reconciliation of the pro-forma statement of financial performance and statement of financial position for the year ended 30 June 2005, from Australian GAAP to AIFRS, is included within appendix 2 of the Investigating Accountant's Report.

Reconciliation from actual to pro-forma results for:

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Revenue Adjustments			
Mayne Group total revenue[1]	5,828,075	5,025,271	3,905,151
Less: Mayne Pharma	(478,401)	(522,296)	(684,607)
Revenue from ordinary activities (before pro-forma adjustments)	5,349,674	4,502,975	3,220,544
Discontinued revenue[2]	(2,544,857)	(1,440,515)	(4,512)
Revenue	2,804,817	3,062,460	3,216,032
Other revenue	(73,212)	(43,143)	(40,231)
Sales revenue	**2,731,605**	**3,019,317**	**3,175,801**
EBITDA Adjustments			
Mayne profit (loss) from ordinary activities before interest, income tax expense, depreciation and amortisation[1]	(144,928)	343,446	321,988
Adjustment to remove Mayne Pharma contribution	(109,813)	(114,215)	(122,730)
Profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments)	(254,741)	229,231	199,258
Corporate cost allocation adjustment[3]	(475)	1,405	2,795
Discontinued earnings[4]	(232,929)	(58,915)	(9,797)
Significant items[5]	164,958	7,141	(5,087)
EBITDA	**142,671**	**178,862**	**197,343**
Less: Depreciation[6]	(30,414)	(39,596)	(43,972)
EBITA	**112,257**	**139,266**	**153,371**
Less: Amortisation[6]	(38,371)	(37,714)	(40,819)
EBIT	**73,886**	**101,552**	**112,552**

1 Mayne Group total revenue (including sales and non-trading revenues), Mayne profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited consolidated annual financial statements.

2 Discontinued revenue comprises the results of operations and disposal proceeds or profits of the Hospitals business (sold in fiscal year 2004), the sale of the Logistics Business (in fiscal year 2003) and the sale or rationalisation of Consumer Products' sunscreen and personal wash operations (in fiscal year 2003).

3 Corporate cost allocation adjustment represents adjustments to reflect the expected ongoing costs of AustCo. After these adjustments the Mayne Board believes the corporate costs represent a reasonable reflection of the ongoing corporate costs of AustCo.

4 Discontinued earnings comprise the results of operations of the sale of the Hospitals business (in fiscal year 2004), the sale of Logistics Business (in fiscal year 2003) and the sale or rationalisation of Consumer Products' sunscreens and personal wash operations (in fiscal year 2003).

5 Significant items include the following:

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Profit/(loss) on disposal of controlled entities and businesses	(88,918)	504	9,417
Demerger costs incurred	–	–	(5,087)
Corporate development expenditure	–	(7,141)	–
Write down of IT assets	(34,774)	–	–
Product recall	(48,635)	–	–
Restructuring expense	(12,586)	–	–
Write down of non-current assets to their recoverable amount	(350,000)	–	–
Total Significant Items	(534,912)	(6,637)	4,330

6 Depreciation and amortisation have been adjusted to exclude costs attributable to the discontinued activities.

4.8 Management discussion and analysis of the financial results of AustCo

The financial results referred to in this Part 4.8 are pro-forma results prepared as described in Part 4.7 and the terms revenue, EBITA, EBITA margin and EBIT have the meanings given to them in Part 4.7(b).

There are a number of factors which may affect the financial results of AustCo. These are set out in Parts 4.1 to 4.5 and Part 4.15 of this document.

(a) Overview of pro-forma results of operations by segment

Following the Demerger, AustCo will have four financial reporting segments: Pathology, Diagnostic Imaging, Consumer Products and Pharmacy. Corporate overhead costs are disclosed separately.

The pro-forma results of operations by segment for AustCo for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue[1]			
Pathology	427,418	526,527	569,102
Diagnostic Imaging	199,156	276,237	287,171
Consumer Products	156,432	145,835	171,001
Pharmacy	1,943,381	2,068,612	2,147,892
Unallocated	5,218	2,106	635
Total sales revenue	**2,731,605**	**3,019,317**	**3,175,801**
Depreciation	30,414	39,596	43,972
EBITA			
Pathology	52,055	68,060	82,044
Diagnostic Imaging	24,586	27,870	28,649
Consumer Products	6,476	15,740	24,762
Pharmacy	42,274	38,163	32,612
Unallocated	(13,134)	(10,567)	(14,696)
Total EBITA	**112,257**	**139,266**	**153,371**
EBITA margin %	4.1%	4.6%	4.8%
Amortisation	38,371	37,714	40,819
EBIT			
Pathology	37,672	50,132	64,156
Diagnostic Imaging	18,545	18,984	18,012
Consumer Products	872	10,366	19,398
Pharmacy	29,931	32,637	25,682
Unallocated	(13,134)	(10,567)	(14,696)
Total EBIT	**73,886**	**101,552**	**112,552**

1 AustCo sales revenue excludes other revenue.

Total revenue for AustCo increased 5.2% to A$3.2 billion in fiscal year 2005 due to growth in each division.

Depreciation has increased significantly in the last 2 years as a result of the acquisitions undertaken in fiscal years 2003 and 2004 by Pathology and Diagnostic Imaging.

EBITA increased A$14.1 million (or 10%) to A$153.4 million in fiscal year 2005 as a result of strong performances in Pathology and Consumer Products offset by a decline in Pharmacy.

EBIT for AustCo increased 11% to A$112.6 million in fiscal year 2005. The growth in EBITA was offset by increased amortisation costs and higher unallocated expenses in the year.

(b) Pathology

The pro-forma results of operations for the Pathology segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	427,418	526,527	569,102
EBITA	52,055	68,060	82,044
EBITA margin %	12.2%	12.9%	14.4%
Amortisation	14,383	17,928	17,888
EBIT	37,672	50,132	64,156

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Pathology generated sales revenue of A$569.1 million in fiscal year 2005, an increase of 8.1% over fiscal year 2004. The increase in revenue was driven by strong episode growth in the second half of the financial year and an increase in the average fee per episode. Episode growth was recorded across all states, with Queensland, New South Wales and Western Australia recording highest growth. During fiscal year 2005, Pathology expanded into some new regional areas in Queensland and New South Wales. Pathology implemented niche marketing initiatives in the second half which also contributed to the episode growth. The increase in average fee per episode was due to the full year impact of the Government fee increase implemented in December 2003, and increased in-house testing and specialist referrals. Medical Centres also contributed to revenue growth, benefiting from the impact of the Federal Government's change to Medicare.

EBITA

Pathology's EBITA increased A$14.0 million (or 20.5%) in fiscal year 2005 to A$82.0 million in comparison to fiscal year 2004. The growth in EBITA was due to strong revenue growth while maintaining tight control over operating costs. Pathology also performed a higher number of tests in-house and saw an improvement in the proportion of tests with higher margins. EBITA margins increased for the third consecutive year to 14.4% in fiscal 2005 from 12.9% in the prior year and 12.2% in fiscal year 2003. Medical Centres recorded solid growth in EBITA as a result of the continuation of a number of business improvement initiatives and cost controls in this business.

Amortisation

Amortisation expense in Pathology remained constant at A$17.9 million when comparing fiscal year 2005 to fiscal year 2004 as no significant acquisitions were undertaken in these years.

EBIT

Pathology's EBIT increased by 28.0% to A$64.2 million in fiscal year 2005. Growth in EBIT was driven by improved performance across all states, through higher episodes, an improved proportion of tests with higher margins, the full year benefit of the Government fee increase implemented on 1 December 2003 and an increased contribution from Medical Centres.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Pathology's sales revenue increased by 23.2% (or A$99.1 million) to A$526.5 million in fiscal year 2004 from sales revenue of A$427.4 million in fiscal year 2003. This increase was due to higher pathology episodes, including the full year contribution from the QML Pathology and Gippsland Pathology Service ('GPS') acquisitions, as well as a 3.1% fee increase approved by the Federal Government, which took effect from 1 December 2003.

EBITA

EBITA for Pathology increased by 30.7% to A$68.1 million in fiscal year 2004 compared to A$52.1 million in fiscal year 2003. The increase in EBITA was due to the full year contribution from the QML Pathology and GPS acquisitions, strong earnings improvement from Mayne Health Laverty Pathology in NSW, a 3.1% fee increase approved by the Federal Government, which took effect from 1 December 2003 and increased profits in the second half of fiscal year 2004, and an increased proportion of higher fee specialist work. The medical centres business also significantly improved its EBITA during the year through rationalisation of non-core assets and enhanced operating efficiencies.

The above factors offset a significant increase in head office costs allocated to Pathology in fiscal year 2004. The increase in functional cost allocations reflects the reduction in economies of scale following the divestment of Mayne's Hospitals and Logistics Businesses.

Amortisation

Pathology's amortisation expense increased by A$3.5 million, or 24.6%, from A$14.4 million in fiscal year 2003 to A$17.9 million in fiscal year 2004, primarily due to the full year goodwill amortisation expense related to the QML Pathology and GPS acquisitions completed on 1 October 2002 and 1 July 2003, respectively.

EBIT

Consistent with the strong EBITA result, Pathology's EBIT was A$50.1 million in fiscal year 2004, which represented an increase of A$12.5 million, or 33.1%, from an EBIT of A$37.7 million in fiscal year 2003.

(c) Diagnostic Imaging

The pro-forma results of operations for the Diagnostic Imaging segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	199,156	276,237	287,171
EBITA	24,586	27,870	28,649
EBITA margin %	12.3%	10.1%	10.0%
Amortisation	6,041	8,886	10,637
EBIT	18,545	18,984	18,012

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Diagnostic Imaging recorded sales revenue of A$287.2 million in fiscal year 2005, representing an increase of A$10.9 million from sales revenue of A$276.2 million in fiscal year 2004. Revenue growth was driven by an increase in average fee per examination. Revenue per examination increased due to the Government fee increases in June and November 2004, and an increase in the contribution from higher modality examinations, offset partially by the impact of the MRI fee cut in early fiscal year 2004.

EBITA

Diagnostic Imaging recorded EBITA of A$28.6 million in fiscal year 2005, which represented an increase of A$0.7 million, or 2.8%, from EBITA of A$27.9 million in fiscal year 2004. The small increase in EBITA was driven by an increase in average fee per examination, due to the Federal Government fee increases in June and November 2004 and cost reductions resulting from the site by site productivity review.

EBITA margins were marginally lower at 10.0% in fiscal year 2005, compared to 10.1% in fiscal year 2004, due to the low revenue growth and relatively fixed cost base. Management has started to implement a number of initiatives aimed at increasing demand and site efficiency, and some benefits have started to flow through with margins increasing in the second half.

Amortisation

Amortisation expense increased by A$1.7 million in fiscal year 2005 to A$10.6 million. Amortisation was higher in fiscal year 2005 as amortisation in fiscal year 2004 was lower due to a one-off adjustment.

EBIT

EBIT for Diagnostic Imaging decreased from A$19.0 million in fiscal year 2004 to A$18.0 million in fiscal year 2005, primarily due to the increase in amortisation expense in the current fiscal year as discussed above.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Diagnostic Imaging recorded sales revenue of A$276.2 million in fiscal year 2004, representing an increase of A$77.1 million, or 38.7%, from sales revenue of A$199.2 million in fiscal year 2003. This increase in sales revenue was primarily driven by the full-year contribution of the Queensland Diagnostic Imaging business acquired in late May 2003, and the Pacific Healthcare sites acquired in February 2003. The sales revenue growth also reflected the successful integration of Melbourne Ultrasound for Women, which was acquired in the first half of fiscal year 2004, and continued growth in higher-modality examinations, which generate higher revenues per examination. This was partially offset by the sale of Diagnostic Imaging's Tasmanian practices in fiscal year 2003 and the Western Australian business in early fiscal year 2004.

EBITA

Diagnostic Imaging recorded EBITA of A$27.9 million in fiscal year 2004, which represented an increase of A$3.3 million, or 13.4%, from EBITA of A$24.6 million in fiscal year 2003. The full-year contribution of Queensland Diagnostic Imaging (acquired in May 2003) and the Pacific Healthcare sites (acquired February 2003) was partially offset by low industry volumes which corresponded with low growth in GP consultations. Despite industry volumes being below the 5% growth threshold allowed under the funding agreement with the Federal Government, no fee increase was approved until June 2004. Integration costs relating to the acquisition of Queensland Diagnostic Imaging and an increase in head office costs allocated to Diagnostic Imaging also had a negative impact on EBITA. This increase in functional cost allocations reflected the reduction in economies of scale following Mayne's divestment of its Hospitals and Logistics Businesses.

Amortisation

Amortisation increased by A$2.8 million (or 47.1%) to A$8.9 million in fiscal year 2004. The increase in amortisation was due to full year contribution from the Queensland Diagnostic Imaging and the Pacific Healthcare sites acquired in fiscal year 2003.

EBIT

Diagnostic Imaging EBIT of A$19.0 million was recorded in fiscal year 2004, which was relatively flat compared with fiscal year 2003 EBIT of A$18.5 million. The full period contributions from the acquisitions undertaken in fiscal year 2003 were offset by an increase in head office costs and an increase in amortisation.

(d) Pharmacy

The pro-forma results of operations for the Pharmacy segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	1,943,381	2,068,612	2,147,892
EBITA	42,274	38,163	32,612
EBITA margin %	2.2%	1.8%	1.5%
Amortisation	12,343	5,526	6,930
EBIT	29,931	32,637	25,682
EBITA (before securitisation charge)[1]	42,274	38,163	35,041
EBITA margin (before securitisation charge)[1]	2.2%	1.8%	1.6%
EBIT (before securitisation charge)[1]	29,931	32,637	28,111

1 Pharmacy entered into a non-recourse securitisation arrangement for its debtors portfolio. Because this is off balance sheet financing the funding cost for the facility is included in EBIT. To provide a like-for-like comparison with prior years, this has been removed from the fiscal year 2005 result.

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Pharmacy's revenue increased by 3.8% to A$2,147 million. The increase in sales revenue was driven by an increase in hospital distribution revenue of 18.6% in fiscal year 2005 over fiscal year 2004. Sales from pharmacy distribution increased by 1.9% in fiscal year 2005 as market share declined due to Pharmacy's unwillingness to enter into unprofitable relationships with customers and to support uncommercial requests for funding, as well as unfavourable industry dynamics. These included the withdrawal of Merck Inc.'s top selling arthritis drug, Vioxx, from the market due to safety concerns, the increasing trend for generic drugs to be sold directly to pharmacists, and the Federal Government initiatives to slow PBS growth such as the 1 January 2005 co-payment increase.

EBITA

Pharmacy's EBITA (before securitisation charge) was A$35.0 million in fiscal year 2005, which represented a decrease of A$3.2 million, or 8.2%, from EBITA of A$38.2 million in fiscal year 2004. The decline in EBITA was due to competitive forces continuing to put pressure on prices, the unfavourable industry dynamics described above, lower volumes, the loss of a key distribution contract with GlaxoSmithKline in April 2004, and supply issues with private label products caused by regulatory issues at third party suppliers. The GlaxoSmithKline contract finished on 30 April 2004 and contributed approximately A$3.9 million to annualised earnings.

EBITA margins declined (before securitisation) from 1.8% in fiscal year 2004 to 1.63% in fiscal year 2005.

In fiscal year 2005, Pharmacy recorded a securitisation charge of A$2.4 million as a result of the drawdown under the debtor securitisation program. If a similar drawdown had been in place for the full year, a securitisation charge of approximately A$12 million would have been incurred.

Including the debtor securitisation financing charge, EBITA was A$32.6 million in fiscal year 2005.

Amortisation

Amortisation for Pharmacy increased A$1.4 million to A$6.9 million in fiscal year 2005 due to a one-off adjustment in fiscal year 2004.

EBIT

EBIT (before securitisation) decreased A$4.5 million to A$28.1 million in fiscal year 2005. This was due to the decline in EBITA, combined with a higher amortisation charge.

Including the debtor securitisation financing charge, EBIT was A$25.7 million in fiscal year 2005.

Fiscal year 2004 Compared to fiscal year 2003

Sales revenue

Pharmacy's sales revenue of A$2,069 million in fiscal year 2004 represented an increase of A$125.2 million, or 6.4%, from sales revenue of A$1,943 million in fiscal year 2003. This increase in sales revenue was primarily driven by an 11% increase in revenue from hospital distribution in fiscal year 2004 compared to the previous fiscal year and continued growth in retail distribution.

EBITA

Pharmacy's EBITA was A$38.2 million in fiscal year 2004, which represented a decrease of A$4.1 million, or 9.7%, from EBITA of A$42.3 million in fiscal year 2003. EBITA decreased in 2004 because Mayne charged lower prices to match aggressive and opportunistic pricing by competitors during the period when Mayne was evaluating third party offers to buy Pharmacy.

Amortisation

Amortisation for Pharmacy decreased by A$6.8 million in fiscal year 2003 to A$5.5 million in fiscal year 2004. The decrease in amortisation was a result of the A$80 million write-down to goodwill recorded at 30 June 2003.

EBIT

Pharmacy EBIT increased by A$2.7 million (or 9.0%) to A$32.6 million in fiscal year 2004, compared with A$29.9 million in fiscal year 2003. EBIT increased due to the lower amortisation in fiscal year 2004. The lower amortisation more than offset the impact of the challenging operating conditions.

(e) Consumer Products

The pro-forma results of operations for the Consumer Products segment for the years ended 30 June 2003, 2004 and 2005 are set out below.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Sales Revenue	156,432	145,835	171,001
EBITA	6,476	15,740	24,762
EBITA margin %	4.1%	10.8%	14.5%
Amortisation	5,604	5,374	5,364
EBIT	872	10,366	19,398

Fiscal year 2005 compared to fiscal year 2004

Sales revenue

Consumer Products generated sales revenue of A$171.0 million in fiscal year 2005, which represented an increase of A$25.2 million, or 17.3%, from sales revenue of A$145.8 million in fiscal year 2004. Sales growth was driven by strong sales performances from the core nutriceutical brands of Nature's Own™, Bio-Organics™ and Cenovis®. The consumer directed advertising campaigns for Nature's Own™ and Bio-Organics™ were key drivers of the strong sales of these brands. Revenue in the first half of fiscal year 2004 was depressed following the Pan Pharmaceuticals recall, which also contributed to the strong revenue growth recorded in fiscal year 2005.

EBITA

EBITA for Consumer Products was A$24.8 million in fiscal year 2005, which represented an increase of A$9.0 million from EBITA of A$15.7 million in fiscal year 2004. The significant increase in EBITA was driven by higher sales in the Nature's Own™, Cenovis®, and Bio-Organics™ brands, a strong contribution from Betadine, the continued efficient operation of the Virginia manufacturing facility, and economies of scale from higher volumes of product manufactured at the site. Approximately 80% of nutriceutical products are now manufactured internally by the consumer products business.

Amortisation

Amortisation recorded in fiscal year 2005 of A$5.4 million was consistent with fiscal year 2004.

EBIT

EBIT for Consumer Products increased significantly in fiscal year 2005 to A$19.4 million, driven by robust sales growth whilst maintaining tight control over manufacturing and trading expenses.

Fiscal year 2004 compared to fiscal year 2003

Sales revenue

Consumer Products generated sales revenue of A$145.8 million in fiscal year 2004, representing a decrease of A$10.6 million, or 6.8%, from sales revenue of A$156.4 million in fiscal year 2003. The decrease in sales was largely due to the impact of the Pan Pharmaceuticals recall in April 2003 on sales revenue in the first half of fiscal year 2004. The streamlining of the product portfolio following the Pan recall also had an impact on revenue.

EBITA

EBITA for Consumer Products was A$15.7 million in fiscal year 2004, which represented an increase of A$9.2 million from EBITA of A$6.5 million in fiscal year 2003. The increase in EBITA reflects a number of factors, principally the impact of the Pan recall in April 2003 on the fiscal year 2003 EBIT and the subsequent significant recovery in fiscal year 2004. Other factors impacting fiscal year 2004 included cost savings from having tighter cost control and a more streamlined product portfolio, increased earnings due to introduction of Mayne's Nature's Own™ products into grocery stores and manufacturing and packaging efficiencies.

Amortisation

Consumer Products amortisation decreased by A$0.2 million in fiscal year 2004 to A$5.4 million.

EBIT

EBIT for Consumer Products increased by A$9.5 million to A$10.4 million in fiscal year 2004 from A$0.9 million in fiscal year 2003. The increase in EBIT was due to a number of factors, principally the strong recovery in fiscal year 2004 following the Pan recall in April 2003, as well as cost savings from having a more streamlined portfolio and manufacturing and packaging efficiencies. EBIT in fiscal year 2003 was depressed due to the impact of the Pan Pharmaceuticals recall, which further explains the significant recovery in fiscal year 2004.

4.9 Pro-forma statement of financial position

The pro-forma statement of financial position for AustCo as at 30 June 2005 is set out below. The pro-forma statement has been derived from the statement of financial position in Mayne Group's audited consolidated financial statements for the year ended 30 June 2005, after excluding assets and liabilities relating to Mayne Pharma. Pro-forma adjustments have also been made to these amounts to reflect:

- the proposed debt structure of AustCo following the Demerger;
- the cash contribution to Mayne Pharma described in Part 5.1 of this document;
- the capital reduction in Mayne; and
- transaction costs.

Details of these adjustments are outlined in note 3 to appendix 2 of the Investigating Accountant's Report.

As at 30 June 2005	$'000
Current Assets	
Cash and deposits	82,577
Receivables	255,452
Inventories	229,650
Other current assets	16,297
Total Current Assets	**583,976**
Non-Current Assets	
Deposits	546
Receivables	4,836
Investments accounted for using the equity method	467
Other financial assets	3,873
Property, plant and equipment	244,147
Intangibles	1,016,376
Deferred tax assets	69,194
Other	1,653
Total Non-Current Assets	**1,341,092**
Total Assets	**1,925,068**
Current Liabilities	
Payables	518,304
Interest-bearing liabilities	385,237
Current tax liabilities	24,746
Provisions	116,205
Total Current Liabilities	**1,041,492**
Non-Current Liabilities	
Payables	801
Interest-bearing liabilities	6,542
Deferred tax liabilities	31,685
Provisions	42,108
Total Non-Current Liabilities	**81,136**
Total Liabilities	**1,125,628**
Net Assets	**799,440**
Equity attributable to members of AustCo	795,980
Outside Equity Interests	3,460
Total Equity	**799,440**

4.10 Reconciliation to Australian International Financial Reporting Standards

A full reconciliation on the pro-forma statement of financial performance and statement of financial position, for the year ended 30 June 2005 from GAAP to AIFRS, is included in appendix 2 of the Investigating Accountant's Report. A summary reconciliation of the impact on revenue and earnings of the change to AIFRS is provided below.

($'000) Profit & loss statement	AGAAP 2005	Accounting for share options	Cease amortisation of goodwill	Reclassify Computer Software Depreciation[2]	Recognition of finance leases	AIFRS 2005
Sales Revenue[1]	3,175,801	–	–	–	–	3,175,801
EBITA	153,371	(177)		3,168	3,378	160,094
EBITA Margin %	4.8%					5.0%
Amortisation	(40,819)	–	39,524	(3,168)	–	(4,463)
EBIT	**112,552**	**(177)**	**39,524**	–	**3,378**	**155,631**
EBIT Margin %	3.5%					4.9%

1 Excludes non-trading revenue.

2 Reclassified as amortisation.

4.11 Liquidity and borrowings

(a) Liquidity

Prior to the Demerger, Mayne met its working capital needs and capital expenditure requirements through a combination of operating cash flows and external debt raising. Following the Demerger, it is anticipated that AustCo will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and, where necessary, funding available under the existing and proposed financing facilities described below in Part 4.11(b).

The table below sets out the pro-forma statements of cash flows for the AustCo Group for the years ended 30 June 2003, 2004 and 2005.

Year ended 30 June	2003 $'000	2004 $'000	2005 $'000
Cash Flows from Operating Activities			
Cash receipts from customers	2,819,794	3,379,530	3,643,877
Cash payments to suppliers and employees	(2,708,109)	(3,216,169)	(3,275,647)
Dividends and trust distributions received	555	–	45
Net operating cash flows before interest and income tax	112,240	163,361	368,275
Cash Flows from Investing Activities			
Payments for acquisition of entities/business operations (net of cash acquired)	(410,268)	(7,691)	(9,523)
Proceeds from sale of property, plant and equipment	5,848	1,370	2,059
Payments for property, plant and equipment	(46,699)	(50,620)	(45,154)
Proceeds from sale of investments	–	5,753	442
Payments for investments	(15,106)	–	(2,388)
Proceeds from loans repaid	209	–	–
Payments for costs of proposed Demerger	–	–	(3,549)
Payments for amounts capitalised into goodwill	(12,679)	(4,596)	(2,631)
Net investing cash flows	(478,695)	(55,784)	(60,744)
Cash Flows from Operating and Investing Activities	(366,455)	107,577	307,531
Reconciliation of EBIT from Ordinary Activities to Net Cash provided by Operating Activities before Interest Income and Income Tax			
EBIT from ordinary activities before interest income and income tax	73,886	101,552	112,552
Add/(Less):			
Depreciation and amortisation	68,785	77,310	84,791
(Profit)/Loss on sale of non-current assets/investments	7,030	4,195	(508)
Unrealised exchange (gains)/losses	(542)	6	(102)
Movements in working capital	(37,939)	(19,654)	175,360
Other movements	1,020	(48)	(3,818)
Cash Flows from Operating Activities before Interest Income and Income Tax	**112,240**	**163,361**	**368,275**

The pro-forma statements of cash flows reflect the cash consequences of the pro-forma adjustments set out in Part 4.7(b). A more detailed cash flow is included in appendix 2 to the Investigating Accountant's Report.

Cash flows from operating activities before interest income and income tax for the year ended 30 June 2005 of A$368.3 million represented a A$204.9 million, or 125%, increase compared to A$163.4 million for the year ended 30 June 2004. The securitisation of Pharmacy receivables accounted for A$184.0 million of this increase. Excluding the securitisation of receivables, cashflows from operating activities before interest income and income tax increased by A$20.9 million, primarily due to the A$18.4 million increase in EBITDA complemented by a A$11.0 million (excluding securitisation of receivables) decrease between fiscal year 2004 and fiscal year 2005.

Cashflows from operating activities before interest income and income tax for the year ended 30 June 2004 of A$163.4 million represented a A$51.2 million, or 46%, increase compared to A$112.2 million for the year ended 30 June 2003. This was primarily due to the A$36.5 million increase in EBITDA combined with an A$18.3 million decrease in working capital between fiscal year 2004 and fiscal year 2005.

Net investing cashflows consist of capital expenditure to maintain the productive capacity of the AustCo Group offset by regular asset divestment. The major acquisitions completed by AustCo Group were:

- the Queensland Medical Laboratories pathology business ($260.3 million in fiscal 2003); and
- the Queensland Diagnostic Imaging business ($90.7 million in fiscal 2004).

(b) Capital resources

As at 30 June 2005 the Mayne Group had the following debt facilities:

Borrower(s)	Type	Maturing	Amount outstanding (A$ million)
Mayne Group Limited	Bilateral A$30 million bank loan	15 July 2005	0.0
Mayne Group Limited	Revolving A$500 million bank facility*	15 July 2009	0.0
Mayne Group Limited	US$200 million Senior Notes	1 December 2011	262.1
Mayne Group Limited	US$350 million Yankee Bonds	1 February 2006	381.8

* *This facility includes a A$100 million tranche maturing on 15 July, 2006 and a A$400 million tranche maturing on 15 July, 2009.*

In connection with the Demerger, the existing Mayne A$500 million bank facility will be amended and restructured.

Amended and restated AustCo bank facility

Mayne has received committed offers to amend and restructure the existing Mayne bank syndicated facility, conditional on the Demerger occurring. The amended and restated facility will be for A$650 million and will be available for 5 years from the Effective Date. The borrower under the amended and restated facility will be AustCo and certain subsidiaries of AustCo will act as guarantors.

Interest will be payable by AustCo on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility will be generally consistent with that which similarly rated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility will contain customary provisions relating to events of default, which could trigger early repayment. The facility will also contain undertakings by AustCo and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature. There will be no credit rating downgrade triggers that could cause early repayment of the facility.

2011 US$144A Senior Notes

In November 2004, Mayne issued US$200 million 5.875% notes due 1 December 2011. As at 30 June 2005, there was US$200 million outstanding.

Interest on the bonds is payable semi-annually in arrears on 1 December and 1 June of each year. The indenture includes covenants such as limitations on liens, limitations on sale and leaseback transactions and consolidation, merger and sale of assets. Mayne has also agreed in the indenture that if consolidated EBITDA of Mayne and certain subsidiary guarantors does not exceed $66^{2}/_{3}$% of the consolidated EBITDA of Mayne and its subsidiaries, Mayne will either cause additional subsidiaries to issue subsidiary guarantees so that the percentage of $66^{2}/_{3}$% is achieved, or offer to repurchase the notes at a price equal to 100% of the principal of the notes plus accrued and unpaid interest, if any, and a make-whole premium.

The Mayne Board does not expect that AustCo will be able to satisfy this percentage requirement following the Demerger. Accordingly, if the Demerger proceeds as contemplated, the outstanding 2011 notes will be repurchased prior to the Demerger Date at a price equal to 100% of the principal of the notes plus accrued and unpaid interest and a make-whole premium. It is estimated that the make-whole premium payable on the early repayment of the 2011 notes and related financial transactions will be in the order of [A$30] million. This make-whole premium is included within the Demerger transaction costs of [A$80-90 million] described at Part 2.3(b).

The Mayne Board intends that the repurchase of the 2011 notes will be financed from a combination of internally generated cashflows, cash on hand and the existing A$500 million Mayne Group bank facility.

2006 US$350 million Yankee Bonds

In February 1996, Mayne issued US$350 million 6.25% bonds due 1 February 2006. As at 30 June 2005, there was US$291 million outstanding under this bond program. The bonds were issued under an indenture dated 1 February 2006 between Mayne and HSBC, as trustee. Interest on the bonds is payable semi-annually in arrears on February 1 and August 1 of each year. The indenture includes covenants such as limitations on liens and limitations on sale and leaseback transactions and consolidation, merger and sale of assets.

The 2006 bonds will be unaffected by the Demerger and will comprise a liability of AustCo after the Demerger. The outstanding bonds at the time of their maturity in February 2006 will be re-financed via a combination of internally generated cashflows, cash on hand and the amended and restated AustCo A$650 million bank facility.

(c) Contractual obligations and commercial commitments

The Mayne Group's aggregate long term obligations and commitments (excluding debt which is discussed above) are detailed below:

Payments Due by Period	Total $'000	Less than 1 Year A$'000	1 to 2 Years $'000	2 to 5 Years $'000	Over 5 Years $'000
Lease obligations	210,621	63,166	49,507	72,792	25,156
Contracted capital expenditure	1,716	1,416	150	150	–
Total contractual cash obligations	212,337	64,582	49,657	72,942	25,156

The Mayne Board believes that the AustCo companies are well placed to satisfy these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the proposed financial facility described above.

(d) Off-balance sheet financial arrangements

Other than the Pharmacy securitisation program described below, the Mayne Group does not use special purpose vehicles or any other significant form of off-balance sheet financing.

In February 2005, Mayne implemented a 3 year facility allowing it to securitise up to A$350 million of eligible trade debtors within the pharmacy business. The program provides Mayne with the opportunity to monetise eligible receivables as it seeks to manage the capital invested in the pharmacy business. Because the securitisation program to Mayne transfers substantially all risks associated with the receivables securitised, the financing is non-recourse (subject to no material deterioration in the level of losses from the eligible receivables) and is therefore off balance sheet. The level to which the facility is drawn at any point in time is determined by the level of available and eligible pharmacy debtors. This is currently at a level significantly below the program limit of A$350 million.

The Pharmacy securitisation program will remain with AustCo following the Demerger.

4.12 Outlook

Each of the businesses within AustCo is affected by different industry dynamics and each business has different strategies. A description of the outlook for each of those businesses and for the AustCo Group as a whole over the near term is set out below. This has been prepared on the basis described in the section headed "Preparation and responsibility for this document" in the important notices set out on page 4 of this document.

Pathology

The pathology business is well positioned to continue to benefit from continued growth in the level of pathology testing and the stable industry funding environment at least until expiry of the current Federal Government funding agreement in June 2009. This agreement allows government outlays for pathology services to increase by 5% per annum. If Pathology is able to continue to gain incremental market share, its revenues may grow at a rate greater than 5% per annum.

The business is also expected to be able to continue to improve margins through various initiatives including increasing market share (by expanding and improving its service offering to its referrer base and through increased specialisations in niche areas such as molecular biology and clinical trials), continuing to adopt standard practices and procedures across the network to ensure efficient cost structures and by investing in automation of major laboratories (including the new QML Pathology laboratory which is expected to be operational towards the middle of the 2006 calendar year).

AustCo is also expecting improved contributions from its Medical Centre business as a result of increasing numbers of consultations, focusing on non-bulk bill initiatives, standardisation of clinical and practice software, and by maintaining a strict cost control focus.

Diagnostic Imaging

The diagnostic imaging business is expected to benefit from increased levels of testing and stable funding arrangement until at least June 2008 under the current Federal Government funding agreement. This agreement allows government outlays for imaging services to increase by 5% per annum.

The first signs of improvement in the earnings for Diagnostic Imaging are being seen following a site by site review of productivity undertaken in fiscal year 2005. In addition, the business is progressively implementing a new incentive program for its imaging specialists under which those specialists take increased responsibility for the business and benefit from increased profitability performance. However, it is expected that competition will continue from new specialised bulk billing practices and upward pressure on labour costs is also expected to be a factor that will need ongoing management.

Pharmacy

The wholesale pharmacy distribution industry is intensely competitive and continues to be faced by structural change and other factors that will influence the performance of pharmacy wholesalers. The rate of PBS growth is expected to slow in comparison with recent years, as a result of government initiatives designed to reduce PBS growth and continuing generic substitution. Pharmacy also faces consistent challenges in its cost base through wage and other cost increases.

The pharmacy business is focused on profitably increasing market share and is enhancing and promoting its retail pharmacy brands. The business also continues to focus on working capital efficiencies, although any future gains from working capital efficiencies are

Consumer Products

The health-related consumer products market continues to grow strongly. As the leader in the nutriceuticals market, AustCo's consumer products business is expected to continue to benefit from expected industry growth of 6-8% per annum in 2006. Given the attractive market dynamics, competition is expected to remain intense. Consumer Products will continue to seek to differentiate itself through innovative marketing techniques and its high quality products. After 2006, the business is likely to also benefit from cost reductions resulting from enterprise resource planning initiatives and centralised warehousing and distribution arrangements.

AustCo Group

Across the AustCo Group as a whole, excluding the impact of securitisation costs, the Mayne Board expects that current strategies will result in AustCo continuing to steadily grow revenues and EBITA.

4.13 Dividend policy

The AustCo Directors intend to distribute around 50% to 60% of profit after income tax, calculated in accordance with AIFRS, in the form of cash dividends to shareholders.

The declaration of dividends is subject to the discretion of the AustCo Board and will be a function of a number of factors, including the general business environment, the operating results and financial position of AustCo (including sufficiency of current year earnings), ongoing capital expenditure and future funding requirements, capital management initiatives, potential growth opportunities and any other factors the AustCo Board may deem it appropriate to consider.

It is intended that dividends will be franked to the extent possible given available franking credits. Based on current projections, taking into account carried forward tax losses remaining with AustCo, AustCo's dividends will be only partially franked in the near term and fully franked in the medium to long term.

AustCo's dividends with respect to the 6 months ending 31 December 2005 and 6 months ending 30 June 2006 are subject to any restrictions arising from the accounting treatment of the Demerger (described in Part 2.4(e)).

4.14 Other information in relation to AustCo and the AustCo Group

(a) AustCo capital structure

At [xxx] October 2005, there were 640,225,316 Mayne Shares on issue and [1,254,000] options over Mayne Shares on issue.

(b) AustCo constitution

The constitution which was approved by Mayne shareholders on 9 November 2004 will be retained after the Demerger as the constitution of AustCo.

(c) ASX listing

Mayne will continue to be listed on the official list of ASX. Its new name AustCo Limited will take effect from 18 November 2005 and, with effect from 18 November 2005, it will cease to trade under the ASX code 'MAY' and will instead trade under the code '[xx]'. Mayne Shares will continue to be quoted on the stock exchange operated by ASX but will now represent a share in AustCo.

(d) Suspension of SEC registration and intention to terminate ADR facility

On 2 August 2005, Mayne suspended its SEC registration. Accordingly, AustCo will no longer be required to comply with the requirements of the US Securities Exchange Act of 1934, including its reporting requirements (such as the filing of a form 20F). It is AustCo's intention to terminate its ADR program as soon as practicable following the Demerger in accordance with the terms of the agreement with the ADR Depository.

(e) Auditor

KPMG is the auditor for Mayne and will continue after the Demerger as the auditor for AustCo.

(f) AustCo Board and corporate governance

Role of the AustCo Board

In light of the reduced size of the AustCo Board following the Demerger, the AustCo Board will assume responsibility for matters previously falling within the terms of reference of Mayne's Occupational Health, Safety and Environmental Committee, Remuneration Committee, Nomination Committee, Share Issue Committee and Standing Committee for Urgent Matters. The functions of the AustCo Board after the Demerger will include:

- representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of AustCo;
- overseeing the financial and human resources AustCo has in place to meet its objectives, and reviewing management performance;
- protecting and optimising AustCo's performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the AustCo Board by law and AustCo's constitution;
- setting, reviewing and overseeing AustCo's ongoing risk management program, policies and procedures;

- overseeing AustCo occupational health, safety and environmental responsibilities, policies and compliance;
- monitoring and overseeing the AustCo Board's composition, and non-executive director remuneration arrangements;
- monitoring and overseeing AustCo's remuneration policies and practices and the remuneration arrangements for its senior executives;
- setting, reviewing and ensuring compliance with AustCo's values (including the establishment and observance of high ethical standards);
- ensuring shareholders are kept informed of AustCo's performance and major developments affecting its state of affairs; and
- appointing and removing the Chief Executive Officer.

Audit & Compliance Committee

To assist in the execution of its responsibilities, the AustCo Board has formed an Audit & Compliance Committee. This committee has written terms of reference which will be reviewed on a regular basis.

The committee will be responsible for providing a link between the external auditors of AustCo and the AustCo Board. It will review financial statements for accuracy and for adherence to accounting standards and policies. The committee will also be responsible for reviewing the results and effectiveness of the external and internal audit programs. It will also ensure that procedures are in place to verify the existence and effectiveness of accounting and financial systems and other systems of internal control.

Another role of the Audit & Compliance Committee will be to review the procedures and policies which AustCo has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and insider trading, as well as with the continuous disclosure requirements and other good corporate governance practice.

A majority of the members of the Audit & Compliance Committee will be independent non-executive directors and the committee will meet regularly during the year.

AustCo Board processes

It is currently proposed that the full AustCo Board will hold 9 scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. If required, the AustCo Board will meet by telephone conference or other agreed means to deal with urgent matters. Senior executives will regularly attend AustCo Board and AustCo Audit & Compliance Committee meetings to make presentations, and AustCo Directors will also undertake operational site visits from time to time.

Resources available to the AustCo Board

The AustCo Board has the right to access AustCo employees, advisors and records at any time.

AustCo Directors also have access to the advice and counsel of the AustCo chairman and company secretary in relation to their duties and responsibilities. The Audit & Compliance Committee has the right to seek independent professional advice at AustCo's expense if required.

(g) AustCo Directors' fees

On 9 November 2004, Mayne's shareholders approved a maximum aggregate remuneration of non-executive directors of A$1.5 million a year (exclusive of superannuation, reimbursement benefits and payment of any insurance premiums). This amount can only be varied by the company in general meeting from time to time. It is the intention of those Mayne Directors remaining with AustCo after the Demerger that the initial remuneration paid (excluding superannuation) after the Demerger to the AustCo chairman and non-executive directors will be:

- Mr Paul McClintock (Chairman): A$330,000;
- Ms Carolyn Kay: A$110,000;
- Dr Ian Blackburne: A$110,000; and
- Mr James Hall: A$110,000.

The AustCo Director who chairs AustCo's Audit & Compliance Committee will receive an additional fee of A$15,000 a year.

The Mayne Board believes, based on a published independent report, that these amounts are in line with market rates for a company of the size of AustCo.

(h) Access, insurance and indemnity for AustCo Directors

Deeds of Access, Insurance and Indemnity for AustCo Directors

AustCo has entered into deeds of indemnity, insurance and access with each of the AustCo Directors. In summary, each deed sets out the following:

- AustCo's obligations to provide the AustCo Director with access to minutes, papers and accompanying documents referred to at board and board committee meetings during the period of office of that AustCo Director;
- the AustCo Director's obligations of confidentiality;

- indemnification of the AustCo Director to the extent permitted by law;
- procedures for the notification and conduct of claims against or involving the AustCo Directors, including in relation to the AustCo Director's entitlement to engage legal representation and the terms on which defence costs will be advanced to the AustCo Director in respect of such claims; and
- AustCo's obligation to maintain a policy of insurance to insure the AustCo Director against liability incurred as a director and officer of AustCo and its subsidiaries.

Indemnity for AustCo Directors in relation to the Demerger

Mayne has agreed to indemnify each Mayne Director (including those Mayne Directors who will remain as AustCo Directors) against liabilities incurred by such director in connection with the Demerger and legal costs reasonably incurred in defending an action for any such liability. Mayne has the right to control any action against a Mayne Director that could result in any payment being made to that Mayne Director under the indemnity.

Indemnities of AustCo Directors under AustCo's constitution

To the extent permitted by law, AustCo must indemnify each current and former AustCo Director and company secretary of AustCo against liability incurred by them as an AustCo Director or company secretary of AustCo. AustCo may also choose to indemnify any person who is, or has been, an officer of AustCo or a subsidiary of AustCo against liability incurred by them in that position. To the extent permitted by law, an indemnity is also provided for legal costs incurred in connection with proceedings in which they become involved in because of that capacity.

(i) Employee, industrial relations and workers' compensation

Employees

The number of AustCo's employees by geographic location and business segment as at 31 July 2005 is set out below.

	State/Country									
Business segment	ACT	NSW	NT	QLD	SA	TAS	VIC	WA	NZ	Total
Consumer	4	70	–	366	9	3	38	22	16	528
Pharmacy	–	281	2	212	178	43	505	127	–	1,348
Diagnostic Services	55	2,421	77	2,657	–	–	2,578	811	–	8,599
Hospitals	–	–	–	–	–	–	500	–	–	500
Mayne Corporate	–	13	–	4	9	–	107	–	–	133
Total	59	2,785	79	3,239	196	46	3,728	960	16	**11,108**

Impact of Demerger on AustCo employees

A description of the impact of the Demerger on Mayne's current share and option plans and those employees and other persons who are participants in those plans is set out in Part 6 of this document.

Industrial relations

AustCo employees in Australia are either:

- employed under awards and agreements registered or made with either the Australian Industrial Relations Commission or the New South Wales, Western Australian, Queensland, South Australian or Tasmanian industrial relations commissions; or
- employed under individual contracts of employment offered to salaried or management employees.

There are a number of trade unions party to awards and agreements in Australia to which Mayne is currently a respondent, and have AustCo employees as members. These include the National Union of Workers, the Transport Workers Union, the Australian Services Union, the Shop Distributive & Allied Employees' Association, the Health Services Union Australia and the Australian Nurses Federation.

Mayne has maintained a professional and stable working relationship with the unions and over the previous 12 months the only time lost to industrial disputation was a morning at Mayne Pharmacy's Rydalmere site as part of the EBA negotiations. Most enterprise agreements are negotiated on a local site or state basis and for a duration of two or three years.

The Demerger has no impact on the operation of the Mayne awards and agreements and unions have already been advised of the planned Demerger and as it is implemented they will be kept informed of the process. The Mayne awards and agreements will continue to bind AustCo and its employees.

Occupational health and safety

Mayne has successfully implemented a comprehensive occupational health and safety management system, based on Australian Standard AS 4801.

The management system, and its effective implementation, is assessed via internal and external audit programs. In particular, Mayne has successfully completed regulatory occupational health and safety systems audits in Queensland, New South Wales, Victoria and South Australia in the past three years for workers' compensation self-insurance purposes.

Processes are in place to periodically review the management system to ensure it continues to meet state and territory regulatory requirements and the needs of AustCo's business units.

The AustCo Board will oversee corporate governance and executive performance related to occupational health and safety.

Workers' compensation arrangements

Mayne currently has workers' compensation self-insurance licences in each of Queensland, Victoria, New South Wales, South Australia and Western Australia. Workers' compensation legislation and regulations in each state set out certain minimum requirements that must be met by an entity that holds a workers' compensation self-insurance licence. Meetings have been held with the workers' compensation regulators in each state. Subject to AustCo being able to continue to satisfy relevant requirements in those states following the Demerger, AustCo will retain its current workers' compensation self-insurance licences in New South Wales, Victoria, South Australia and Western Australia. However, it is not anticipated that AustCo will meet the statutory threshold for the retention of its self insurance licence in Queensland and there is a risk that AustCo may not be able to continue to satisfy relevant requirements in some of the other states in which it currently holds self-insurance licences, immediately following the Demerger or subsequently. If AustCo is no longer able to self-insure for workers' compensation, AustCo will need to obtain external workers' compensation insurance cover (including replacement cover for existing liabilities).

There will be no change to existing workers' compensation arrangements in Tasmania, Australian Capital Territory or Northern Territory, where commercial arrangements are in place for external insurance cover.

Following the Demerger, AustCo will be financially responsible for the liability associated with pre-Demerger workers' compensation claims for AustCo employees.

(j) Other insurance policies

AustCo's major insurable risks are covered by insurance policies for property, business interruption, product and general liability, professional indemnity and directors' and officers' liability. AustCo will seek to secure appropriate insurance coverage for these risks at commercially reasonable rates with insurers of acceptable security.

In preparation for the Demerger, apart from directors' and officers' liability insurance, two independent programs of insurance were established on [30 September] 2005 to enable simpler separation at the time of the Demerger. A single directors' and officers' liability insurance policy will be maintained in respect of Mayne Pharma and Mayne until the Demerger Date. Additionally, Mayne will arrange appropriate runoff insurance in favour of the directors and officers of Mayne who will cease to hold that position with Mayne as a result of the Demerger.

The separation of existing insurance arrangements will not result in a material change in insurance cost for AustCo.

(k) Environmental matters

The Mayne Board is not aware of any material environmental issues affecting AustCo and its businesses.

(l) Litigation

There are outstanding court proceedings, claims and possible claims against AustCo, the aggregate amount of which cannot be readily quantified. Legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

The most significant proceedings in which AustCo is involved are the following:

- In 2002, Sagacious Procurement Pty Ltd commenced proceedings against Mayne alleging that its Strategic Alliance Agreement for the supply of catering services to Mayne's former hospitals business was wrongfully terminated in July 2002, and claims damages against Mayne of approximately A$36 million, including approximately A$24 million for profits allegedly lost on other potential hospital contracts due to its loss of reputation. Mayne believes that the claim for lost profits is unfounded, and that it has good prospects of successfully defending the balance of the claim.
- Prior to April 2003, Faulding was a party to a supply agreement with Pan Pharmaceuticals pursuant to which it sourced approximately [30]% of AustCo Consumer Products' nutriceutical products. In April 2003, the TGA recalled all products manufactured by Pan since 1 May 2002. Pan was subsequently placed in liquidation, and Faulding has lodged a proof of debt in the liquidation claiming losses of approximately A$63 million caused by the recall and Pan's alleged breach of its supply agreement. Pursuant to the Litigation and Insurance Deed to be entered into in preparation for the Demerger, details of which are set out at Part 5.9(h), any amount recovered by Faulding in connection with the Pan recall and Pan's alleged contractual breaches, as well as the costs incurred in pursuing such recovery, will be to the account of AustCo. AustCo is engaging in negotiations with the liquidators directly regarding Pan's liability to Faulding and the quantification of its proof of debt. A report by the liquidators in July 2005 estimated that the likely dividend to creditors will be in the range of 20 to 45 cents in the dollar. However, the final outcome will depend on the amount of the claims of creditors ultimately accepted by the liquidators and the amount of any recovery by the liquidators against Pan's former Chief Executive and principal shareholder, Mr Jim Selim. No amount for this potential recovery has been recognised in AustCo's accounts.

(m) Information technology

AustCo's Australian businesses, including Mayne Pharma, share information technology systems ('IT') to support corporate functions, including wide area network, desktop computing, internet and e-commerce, which are supported by an in-house IT department supplemented by services outsourced.

A program to separate Mayne Pharma from the AustCo IT environment was started following the announcement of the Demerger and will continue for a few months following the Demerger. The transition to the post-Demerger IT support structure is being handled in a phased approach, designed to minimise disruption to AustCo businesses and to Mayne Pharma.

Following the Demerger, AustCo will continue to provide IT services to Mayne Pharma until the IT transition is complete under a shared services agreement. The business remaining within AustCo will continue to share the existing IT arrangements, which will be largely unchanged.

(n) AustCo Dividend Reinvestment Plan

The AustCo Dividend Reinvestment Plan provides AustCo shareholders with a choice of reinvesting dividends paid on AustCo Shares by applying all or part of those dividends to acquire additional AustCo Shares at a price determined by reference to the volume weighted average price of the AustCo Shares over the 5 days prior to the record date for the dividend rather than receiving the dividends in cash.

(o) Significant contracts

AustCo is party to an uncompleted agreement for the sale of Melbourne Private Hospital, one of the hospitals which formed part of the sale by Mayne of the Hospitals business in 2003. Completion of the sale is outstanding pending certain regulatory approvals. Until completion of the transaction, the Melbourne Private Hospital business is conducted by AustCo in consultation with the purchaser.

Other than this contract, AustCo's financing arrangements, contracts relating to the Pharmacy guarantee scheme and the pharmacy securitisation program, there are no significant contracts and arrangements between AustCo and third parties. AustCo's material financing arrangements, including the Pharmacy securitisation program, are described in Part 4.11(c) of this document and the Pharmacy guarantee scheme is described in Part 4.4(b) of this document.

4.15 Risk factors associated with the AustCo Group

(a) Reliance on agreements with the Federal Government

AustCo Pathology and AustCo Diagnostic Imaging

AustCo Pathology and AustCo Diagnostic Imaging are heavily dependent on funding agreements between industry associations and the Federal Government. The current funding agreements for pathology and diagnostic imaging continue until 30 June 2009 and 30 June 2008 respectively and provide for government outlays for services to increase by 5% per annum.

Over the last 12 months, government outlays for pathology and diagnostic imaging have increased at more than 5% per annum. If volume growth in the industry continues at this rate then the fee per test funded by the Federal Government may decrease, or may not increase at the rate expected. This may adversely affect operating margins.

Furthermore, if new agreements are not signed when the old agreements expire or adverse changes are made to the terms of the current agreements, the profitability of these businesses could be adversely impacted.

AustCo Pharmacy

AustCo Pharmacy is heavily dependent on the Federal Government in terms of pricing products and establishing the wholesaler distributor margin, as the price paid for most prescription pharmaceuticals and the wholesaler distributor margin is regulated through the Pharmaceutical Benefits Scheme and the Pharmacy Guild Agreements. Changes to the PBS or the terms of the Pharmacy Guild Agreement which is currently being re-negotiated, as described in Part 4.4(a) may adversely impact the profitability of AustCo Pharmacy by reducing the prices or margins which it can charge for products and services or by removing or descheduling products from the PBS, or by permitting new participants to enter the retail pharmacy market.

(b) Changes to Federal Government policy

AustCo Pathology and AustCo Diagnostic Imaging

AustCo Pathology and AustCo Diagnostic Imaging are both influenced by Federal Government policy in relation to matters such as bulk billing, co-payments, the Medicare Safety Net, licensing of pathology collection centres, funding, billing arrangements for new diagnostic imaging equipment (for example MRI equipment) and radiologist and radiographer attendance at procedures. Material changes to the current policies of the Federal Government in relation to these matters could adversely affect the profitability of each of these businesses.

AustCo Pharmacy

The Federal Government also regulates the introduction of generic pharmaceutical products into the Australian market. Since generic pharmaceutical manufacturers typically distribute products directly to the retailer, an increase in the level of generic pharmaceutical products will tend to reduce the volume and price of products distributed by AustCo Pharmacy.

(c) Changing Regulatory Environment

AustCo Consumer Products

The development, approval and sale of nutriceutical consumer products are subject to extensive regulation. Since the Pan Pharmaceuticals recall, the Therapeutic Goods Administration has introduced more stringent standards for manufacturers of complementary medicines in Australia.

Since introduction of the new standards, there has been some uncertainty among both industry participants and the TGA as to the interpretation and enforcement of those standards and some inconsistency between policies and practices adopted in the industry in light of those standards and the requirements of TGA auditors. This uncertainty and inconsistency means there is a degree of risk for all participants in the industry that their policies and practices may be found to be technically non compliant with relevant legislation. If AustCo were found to be non-compliant with relevant legislation, it could be exposed to fines or other penalties, and could be required to recall the relevant product.

This changing regulatory environment has increased the cost of compliance and manufacture for both AustCo Consumer Products and the industry as a whole.

(d) Competitive threats

AustCo's business segments operate in a competitive environment. Some of the competitive risks facing its businesses are described below.

AustCo Pathology and AustCo Diagnostic Imaging

The 3 largest pathology providers in Australia account for more than 70% of the private pathology market and over 75% of the private diagnostic imaging market. As a consequence there is limited opportunity for significant growth through acquisition. There is a risk of heightened competition in the industry going forward. This competition may result in increasing focus on forming relationships with the general practitioner and surgeon referral base, increased doctor focused relationship marketing, increased investment in information technology systems and new technology (especially in the diagnostic imaging market).

AustCo Pharmacy

There is significant competition between the major three wholesalers in seeking the business of pharmacist clients. For the most part, Pharmacy does not have long term customer contracts and there are no material impediments to pharmacists changing their supplier to obtain better pricing, service levels and other benefits (such as provision of pharmacy guarantees) from other wholesalers. Sustained aggressive price discounting or provision of benefits on favourable terms by AustCo Pharmacy's competitors could erode market share and have an adverse effect on earnings.

In addition, short-line wholesalers seek to service pharmacists with narrower product ranges and competitive prices and some manufacturers (predominantly in the generic pharmaceutical market) are supplying products direct to pharmacists rather than through wholesalers. There is also a risk that large grocery chains will eventually be permitted to enter the retail pharmacy market. Any of these factors may result in a loss of business to the wholesale channel as a whole.

AustCo Consumer Products

With growth in the complementary health market being driven by an aging population and an increased awareness of natural health supplements and remedies, competition in this market is likely to increase in the future as producers of other major established brands seek to protect and grow their market share.

(e) Litigation risks

AustCo Pathology and AustCo Diagnostic Imaging involve the provision of medical services, which entails the inherent risk of legal action for malpractice, professional negligence, public liability or other similar matters. Legal actions, or the cost of the defence of such actions, could reduce the earnings of AustCo's businesses. AustCo maintains insurance against such claims but there is no guarantee that the level of insurance will be sufficient to cover all claims.

If a user of any of products manufactured by AustCo Consumer Products (or any other part of the AustCo Group) successfully alleges that he or she has suffered harmful effects as a result of using a AustCo product, AustCo may be liable to pay damages, which could be extensive. Insurance coverage is expensive and may be difficult to obtain in the future. In addition, any product liability claims against AustCo would likely attract adverse publicity, which in turn could impact the company's reputation and thus the profitability of its other divisions.

(f) Cost of insurance

Medical indemnity insurance is expensive and a significant increase in premiums will directly impact the profitability of AustCo's pathology and diagnostic imaging businesses. Medical indemnity insurance is considered a necessity for operating in the healthcare industry to offset the increasing risk of medical malpractice litigation actions. Whilst the costs of this insurance have stabilised in the recent past for the Australian healthcare industry, such costs may rise in the future.

(g) Personnel

AustCo Diagnostic Imaging and AustCo Pathology

There is a global shortage of skilled radiologists. In order to retain the best radiologists, AustCo Diagnostic Imaging has recently implemented a new radiologists' incentive program. Despite this, given the competitive environment in which it operates, there remains a risk that AustCo may lose radiologists to competitors. The pathology business is also dependent on the retention of skilled pathologists.

(h) Relationships with major referral partners

AustCo Pathology and AustCo Diagnostic Imaging are also dependent on good relationships with key referring practitioners, such as general practitioners and surgeons and other specialists. If the business does not retain good relations it risks business being lost to competitors.

(i) Information technology systems

AustCo Group, in particular Pathology and Pharmacy, are reliant on the continued operation of computer systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events beyond AustCo's control. Systems interruption that results in the unavailability of AustCo's services would reduce its ability to compete effectively and could have a material adverse effect on its operations and financial performance. Although AustCo has developed contingency planning and recovery capabilities, there can be no guarantee that such plans will be totally effective.

(j) Key operating sites

AustCo Pathology

In each of New South Wales, Victoria, Queensland and Western Australia AustCo Pathology operates large scale centralised testing laboratories. If for any reason these laboratories could not operate for an extended period then it would hinder AustCo Pathology's ability to conduct tests on a timely basis, or at all, which could have a material adverse impact on its business reputation and profitability.

AustCo Consumer Products

AustCo Consumer Products manufactures approximately 80% of its nutriceutical products at its Virginia, Queensland facility. A significant disruption to operations at Virginia could hinder its ability to produce and ship products on a timely basis which could have a material adverse impact on its brand, reputation and profitability.

(k) Financing

AustCo's financing arrangements contain conditions precedent, representations and warranties, financial covenants, undertakings, events of default and other terms and conditions customarily found in financing arrangements of this kind. Upon implementation of the Demerger, AustCo expects to be in compliance with its financial covenants. If AustCo's performance is materially below expectations, there is a risk that AustCo will not comply with its borrowing covenants.

In addition, AustCo could be affected by interest rate fluctuations. Accordingly, movements in interest rates may impact AustCo's debt servicing obligations and its financial performance.

AustCo Pharmacy's receivable securitisation is currently treated as off-balance sheet under AGAAP and this treatment is AIFRS compliant. However, a change in financial reporting standards relating to the treatment of the securitisation program could result in a level of balance sheet recognition of the securitisation program and hence impact on the calculation of some balance sheet financial ratios. Notwithstanding such accounting treatment, AustCo's banking arrangements specifically exclude non-recourse securitisation when determining compliance with financial covenants.

During the term of the securitisation facility, there are a number of instances under which the program may not continue, thereby preventing any further trade debtors from being securitised. These include a breach of various obligations by AustCo or the loss ratio exceeding a predetermined level.

(l) Historical business sales

Mayne and its subsidiaries have sold a number of businesses over the last 5 years. In connection with these sales Mayne or the relevant subsidiary has given certain warranties and indemnities and Mayne has guaranteed some of the obligations of its subsidiaries under these agreements. Subject to any time periods and other limitations set out in the relevant sale agreements, AustCo will continue to have exposure under these warranties, indemnities and guarantees following the Demerger except to the extent that Mayne Pharma has assumed responsibility for such liabilities under the Demerger Deed or other arrangements referred to in Part 5.9.

In connection with a number of these historical sales, Mayne has also sought to transfer the financial responsibility for certain liabilities of the business sold to the purchaser of the business. Such liabilities include workers' compensation liabilities, medical malpractice liabilities and taxation liabilities. In some instances, the primary legal liability remains with AustCo despite the allocation of financial responsibility to the purchaser under the relevant sale agreement. There is a risk that, despite the contractual allocation of responsibility under the relevant sale agreement, AustCo may retain some degree of exposure to these liabilities.

(m) Pro-forma financial information

The historical pro-forma financial information relating to AustCo that is contained in this document has been prepared by combining the results of operations, financial position and cash flows of Pathology, Diagnostic Imaging, Pharmacy and Consumer Products in each of the historical periods. As described in more detail in Part 4.7(a) of this document, the combined accounts may not reflect AustCo's results of operations, financial performance and cash flows had it actually been separated from Mayne Pharma during the periods presented.

(n) General share market risks

Although AustCo Shares will be traded on ASX, AustCo will have a significantly different profile from Mayne so that the trading history of Mayne Shares will not be directly relevant to AustCo Shares. The price of AustCo Shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. There can be no assurance that an active trading or liquid market will develop for AustCo Shares. The price at which AustCo Shares trade on ASX may be affected by a number of factors unrelated to AustCo's financial and operating performance and over which AustCo has no control.

PART 5

5.1 Internal restructure and business separation

Mayne and Mayne Pharma have entered into the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of the Mayne Group, further details of which are set out in Part 5.9 of this document. The internal restructure will be completed prior to the Effective Date. The objective of the restructure is to ensure that the Mayne Pharma Group and the AustCo Group own the companies and businesses described in Part 3 and Part 4 of this document respectively, after the Demerger.

As part of the internal restructure, Mayne will contribute to Mayne Pharma a cash amount representing the aggregate of the external debt of Mayne Pharma as at 30 June 2005, the estimated net cash flows (including capital expenditure) for the Mayne Pharma business between 30 June 2005 and the Effective Date, and certain costs which will be incurred by Mayne Pharma in connection with the Demerger. The contribution of this amount is intended to ensure that, subject to any difference between the estimated and actual net cash flows (including capital expenditure) for Mayne Pharma in the period referred to above, Mayne Pharma will have net cash of approximately A$25 million as at the Effective Date. To the extent that Mayne Pharma's net cash outflows are lower than expected, then Mayne Pharma will be demerged with net cash of A$25 million plus that difference. To the extent that Mayne Pharma's net cash outflows are higher than expected, then Mayne Pharma will be demerged with net cash of A$25 million less that difference. After the Effective Date, Mayne Pharma will fund its borrowings from the bank facilities described in Part 3.10.

The other key steps in the internal restructure are as follows:

- assets and liabilities relating to the AustCo business which are owned by Faulding (currently a directly held subsidiary of Mayne) will be transferred to Mayne or another subsidiary of Mayne that will form part of the AustCo Group after the Demerger;
- the shares in Faulding held by Mayne will be transferred to Mayne Pharma; and
- other assets and liabilities relating to the Mayne Pharma business which are owned by companies forming part of the AustCo Group after the Demerger will be transferred to Mayne Pharma or a subsidiary of Mayne Pharma.

Consideration for the asset transfers referred to above will be left outstanding as intercompany loans until the Demerger Date. On the Demerger Date, the aggregate amount of specified intercompany loans owed by Mayne Pharma to AustCo (including the cash contribution and intercompany loans referred to above and certain other intercompany loans but excluding intercompany trading amounts) will be repaid by Mayne Pharma from the proceeds of the Capital Reduction Entitlements contributed to Mayne Pharma on behalf of Mayne shareholders for the issue of new Mayne Pharma Shares before, on or within a specified period after the Demerger Date, all other outstanding intercompany loans (other than intercompany trading amounts) will be written off or repaid in cash. After this has occurred, there will be no intercompany loans between Mayne Pharma and AustCo other than loans relating to normal arm's length trading between the groups.

Following the Demerger, each of AustCo and Mayne Pharma will have separate banking facilities, details of which are set out in Part 3.10 and Part 4.11 of this document.

5.2 Elements of the Demerger

The Demerger Proposal has three key elements: the Capital Reduction, the Scheme and the change of name of Mayne to AustCo Limited. These key elements are described below. For the Demerger to proceed, Mayne shareholders must vote in favour of the Capital Reduction (in each case by the majorities set out in Part 5.3(a) of this document) and the Scheme (by the majority set out in Part 5.3(b) of this document).

A number of other conditions must also either be satisfied or, in some cases, waived by Mayne, before the Demerger can proceed. These conditions include Court approval of the Scheme. The conditions are described in Part 5.3(c) of this document.

On approval of the Scheme there are three important dates: namely, the Effective Date, the Record Date and the Demerger Date.

- The Effective Date is the date on which the Court order approving the Scheme takes effect. This is expected to occur no later than 18 November 2005.
- The Record Date is 5 business days after the Effective Date and is the date on which the Mayne Share Register is examined to determine who is entitled to participate in the Scheme (including entitlement under the procedure described in Part 5.4 of this document).
- The Demerger Date is 3 business days after the Record Date and is the date on which Mayne Pharma Shares are issued to participants in the Scheme or, in the case of Ineligible Overseas Shareholders (for which see Part 5.5(b) of this document), to the Nominee.

(a) Capital Reduction

Mayne has proposed the Capital Reduction Resolution to permit Mayne to reduce its capital on the Demerger Date by an amount of up to A$1,746 million. Under the Capital Reduction, the share capital of Mayne will be reduced by A$2.49 for each Mayne Share on issue at the Record Date (approximately A$1,597 million in aggregate) plus an additional A$149 million to reflect the diminution in value of the 100 Mayne Pharma Shares held by Mayne, which arises as a result of Mayne Pharma issuing approximately 640.2 million new Mayne Pharma Shares to Mayne shareholders under the terms of the Scheme.

The Capital Reduction is conditional on shareholders approving the Scheme and on implementation of the Demerger. This means that Mayne will not undertake the Capital Reduction unless the Scheme becomes effective.

(b) Change of name

It is proposed that Mayne will change its name to 'AustCo Limited' with effect from the Effective Date.

The change of name is conditional on shareholders approving the Scheme and the Capital Reduction. This means that Mayne's name will not change unless the Scheme and the Capital Reduction are approved by shareholders and become effective.

(c) The Scheme

Under the Scheme, Mayne Pharma will be separated from the Mayne Group. If the Scheme becomes effective, then:

- on the Demerger Date, Mayne will undertake the Capital Reduction and will provide the Capital Reduction Entitlement of each Mayne shareholder as at the Record Date to Mayne Pharma;
- Mayne Pharma will, in the case of each Eligible Shareholder, issue directly to the shareholder one Mayne Pharma Share for each Mayne Share the Eligible Shareholder is registered as holding on the Record Date;
- Mayne Pharma will, in the case of each Ineligible Overseas Shareholder, issue the shares to which they would otherwise have been entitled to the Nominee to be sold as soon as reasonably practicable after the Demerger Date, with the proceeds of sale being remitted to the shareholder. Each Ineligible Overseas Shareholder will be taken to have agreed to this process;
- on or shortly after the Demerger Date, the Mayne Pharma Board and the AustCo Board will be reconstituted in the manner described in Parts 3.5 and 4.6 of this document; and
- Mayne Pharma will be listed on the ASX official list and AustCo will trade on the ASX ex-entitlement to Mayne Pharma Shares.

Part 5.5(b) of this document explains who Eligible Shareholders are and who Ineligible Overseas Shareholders are. The Scheme is set out in full in Part 9 of this document.

5.3 Demerger procedure

(a) General Meeting

The General Meeting will be held on 16 November 2005, at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria, commencing at 10:00 am. The notice convening the General Meeting is set out at pages [xx to xx] of this document. At the General Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Capital Reduction for the purposes of section 256C of the Corporations Act.

For the Demerger to proceed, the Capital Reduction Resolution must be approved by a simple majority of the votes cast on the resolution.

At the General Meeting, shareholders will also be asked to consider and, if thought fit, to pass a resolution to approve the change of name of Mayne to AustCo Limited. The change of name must be approved by a special majority (being 75% of the votes cast on the resolution).

(b) Scheme Meeting

In accordance with an order of the Court dated [7 October] 2005, Mayne shareholders will be asked to approve the Scheme at the Scheme Meeting to be held on 16 November 2005 at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria, commencing at 10:30 am (or as soon thereafter as the General Meeting has been adjourned or concluded). The notice convening the Scheme Meeting is set out at pages [xx to xx] of this document.

At the Scheme Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Scheme.

For the Demerger to proceed, the Scheme must be approved by a majority in number of shareholders voting (whether in person or by proxy) at the Scheme Meeting, who must together hold at least 75% of the votes cast on the resolution.

(c) Conditions precedent to implementation of the Demerger

The Scheme will become binding on Mayne and Mayne's shareholders only if the following conditions are satisfied (or, in some cases, waived by Mayne):

(i) **(Mayne Directors' recommendation)** Between the date of this document and the Scheme Meeting, a majority of the Mayne Directors recommend and do not change or withdraw their recommendations to shareholders to vote in favour of the Scheme;

(ii) **(Capital Reduction Resolution)** Mayne shareholders pass the Capital Reduction Resolution at the General Meeting by the majority set out in Part 5.3(a) of this document;

(iii) **(Change of name resolution)** Mayne shareholders pass the resolution at the General Meeting to change the name of Mayne to AustCo Limited by the majority set out in Part 5.3(a) of this document;

(iv) **(Scheme)** Mayne shareholders approve the Scheme at the Scheme Meeting by the majority set out in Part 5.3(b) of this document;

(v) **(No restraint)** No temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Demerger is in effect at 9:00 am on the day of the Second Court Hearing (the 'Second Court Date');

(vi) **(No material adverse change)** No material adverse change (as defined in the Scheme) has occurred and still exists in relation to either Mayne or Mayne Pharma at 9:00 am on the Second Court Date;

(vii) **(Financing)** The financing arrangements for AustCo, Mayne Pharma and their respective subsidiaries (described in Parts 3.10 and 4.11 of this document) have been entered into and have not been withdrawn before the Second Court Date;

(viii) **(ASIC approval of change of type)** ASIC has altered the details of Mayne Pharma's registration under section 164 of the Corporations Act to reflect the company's change in type from a proprietary company to a public company;

(ix) **(Court approval)** The Court approving the Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court being lodged with ASIC; and

(x) **(ASX approval and quotation)** ASX approving the admission of Mayne Pharma to the official list of ASX, and granting permission for official quotation of the Mayne Pharma Shares to be issued under the Scheme on the stock market conducted by ASX, subject only to the Scheme becoming effective and such other conditions as may be acceptable to both Mayne and Mayne Pharma (acting reasonably).

Conditions (i) to (ix) are for the benefit of Mayne. Only conditions (i), (iii), (vi) and (vii) may be waived by Mayne. Mayne will provide a certificate to the Court at the Second Court Hearing confirming whether these conditions have been satisfied or waived.

(d) Second Court Hearing

If the Capital Reduction Resolution and the Scheme are approved by Mayne shareholders, and all other conditions to the Scheme (other than the condition referred to in 5.3(c)(vi) above) have been satisfied or waived, Mayne will apply to the Court for orders approving the Scheme on or around 18 November 2005.

Any shareholder who wishes to oppose the approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Mayne a notice of appearance in the prescribed form together with any affidavit on which the shareholder will seek to rely at the Second Court Hearing.

(e) Effective Date

If the Effective Date does not occur by 31 March 2006 (or such later date as the Court approves with Mayne's consent), the Scheme will lapse and the Demerger will not be implemented.

5.4 Determination of entitlements under the Scheme

For the purposes of determining which shareholders are eligible to participate in the Capital Reduction, and to receive Mayne Pharma Shares under the Scheme, dealings in Mayne Shares will be recognised only if:

- in the case of dealings of the type to be effected using CHESS, the transferee is registered on the Mayne Share Register as the holder of the relevant Mayne Shares on or before the Record Date; and
- in all other cases, registrable transmission applications or transfers in respect of those dealings are received by the Mayne Share Registry on or before the Record Date.

For the purpose of determining entitlements under the Scheme, Mayne will not accept for registration or recognise any transmission application or transfer in respect of Mayne Shares received after the Record Date. Mayne will use its register in the manner described above to determine the entitlements of shareholders under the Scheme.

5.5 Effect of the Scheme

(a) General

If the Demerger is implemented, shareholders on the Mayne Share Register on the Record Date will be credited with a Capital Return Entitlement of A$2.49 for each Mayne Share they are registered as holding on the Record Date.

Under the Scheme, instead of shareholders receiving their Capital Reduction Entitlements in cash, Mayne will automatically apply these amounts on behalf of shareholders as payment for the Mayne Pharma Shares to be issued to those shareholders. Upon receipt of these funds from Mayne on behalf of Mayne shareholders, Mayne Pharma will issue one Mayne Pharma Share for each Mayne Share held on the Record Date. Mayne Pharma's obligation to issue the Mayne Pharma Shares to those shareholders will be discharged by Mayne Pharma:

- issuing those Mayne Pharma Shares as described above to all Eligible Shareholders or, in the case of Ineligible Overseas Shareholders, to the Nominee (as set out in Part 5.5(b) of this document);
- procuring the entry in the Mayne Pharma Share Register of the names of the Eligible Shareholders in respect of the Mayne Pharma Shares issued to them or, in the case of the Ineligible Overseas Shareholders, the name of the Nominee in respect of the Mayne Pharma Shares that would otherwise have been issued to the Ineligible Overseas Shareholders; and
- on the business day following the Demerger Date, by sending or procuring the dispatch to each Eligible Shareholder by pre-paid post to the person's address as shown in the Mayne Share Register on the Record Date, uncertificated holding statements for the Mayne Pharma Shares issued to them under the Scheme. In the case of joint shareholders, uncertificated holding statements for

For more information on the operation of the Scheme in relation to Ineligible Overseas Shareholders, see Part 5.5(b) of this document.

(b) Eligible Shareholders and Ineligible Overseas Shareholders

Mayne shareholders whose address as shown in the Mayne Share Register on the Record Date is in Australia, Hong Kong, New Zealand, Singapore, the United Kingdom or the US will be Eligible Shareholders. Shareholders whose address as shown in the Mayne Share Register on the Record Date is in a place outside the places referred to above have been classified as Ineligible Overseas Shareholders because the issue of Mayne Pharma Shares to them may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which Mayne regards as onerous. Ineligible Overseas Shareholders will participate in the Capital Reduction on the same basis as Eligible Shareholders. However, Ineligible Overseas Shareholders will not be issued with Mayne Pharma Shares. Instead, Mayne Pharma will issue to the Nominee the Mayne Pharma Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled.

The Nominee will sell those Mayne Pharma Shares on behalf of the Ineligible Overseas Shareholders and account to each Ineligible Overseas Shareholder for the proceeds of sale of the Mayne Pharma Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled. Mayne will pay any brokerage, duties or other charges associated with the sale. The proceeds of sale will be paid to the Ineligible Overseas Shareholders by cheque either in Australian currency drawn on an Australian Bank or the currency of the country of the Ineligible Overseas Shareholder's address in the Mayne Share Register at the Record Date being converted at the exchange rate between that currency and the Australian currency at a date not more than 5 business days after the sale of the last of the Ineligible Overseas Shareholder's entitlements (at Mayne's election), as soon as reasonably practical after the Demerger Date. Full details of this process are contained in clause 5 of the Scheme (which is set out at Part 9 of this document).

(c) Effect of the Scheme on ADR Holders

As at 30 June 2005, Mayne had on issue approximately 348,335 Mayne Shares represented by 69,667 ADRs.

The voting rights of ADR Holders are exercised by the ADR Depository. The ADR Depository will provide each registered ADR Holder with information which will permit the ADR Holder to instruct the ADR Depository to vote the Mayne Shares represented by the ADR Holder's ADRs.

If the Demerger is implemented, the ADR Depository will receive the Mayne Pharma Shares on behalf of ADR Holders, arrange for the sale of the Mayne Pharma Shares and distribute the net proceeds of sale to the ADR Holders. Mayne will pay any brokerage, duties or other charges associated with the sale.

It is AustCo's intention to terminate the ADR programme as soon as practicable following the Demerger in accordance with the terms of the agreement with the ADR Depository.

(d) Effect of the Scheme on participants in Mayne share plans and option plans

Details of the effect of the Scheme on participants in Mayne share plans and option plans are set out in Part 6.

(e) Effect of the Scheme on creditors

The directors of Mayne believe that the Demerger and, in particular, the Capital Reduction, will not materially prejudice Mayne's ability to pay its creditors. A report of the Independent Expert, Grant Samuel, is included in Part 12 of this document. Grant Samuel concludes that [the Demerger will not materially prejudice the interests of creditors of Mayne or Mayne Pharma.]

5.6 Deed Poll

On [xxx] 2005, Mayne Pharma entered into the Deed Poll in favour of Mayne shareholders under which Mayne Pharma undertook to take the steps to be performed by it under the Scheme, including applying for admission to the official list of ASX and for official quotation of Mayne Pharma Shares on ASX, and issuing Mayne Pharma Shares to Mayne shareholders as contemplated by the Scheme.

5.7 ASX listing of Mayne Pharma and AustCo

On or about the date of this document, Mayne Pharma will apply to ASX for admission to ASX's Official List and for quotation of the Mayne Pharma Shares on ASX. The application will be conditional on the approval and implementation of the Demerger. Whether or not the Demerger proceeds, Mayne will continue to be listed on ASX and Mayne Shares will continue to be quoted on the stock exchange conducted by ASX. However, if the Demerger proceeds, Mayne will be renamed 'AustCo Limited' and Mayne Shares will then represent a share in AustCo and will trade under the code [xxx]. Mayne Pharma Shares will trade under the code 'MYP'.

5.8 Timetable for implementation of the Demerger

An indicative timetable setting out the important dates is listed at the front of this document. Timing of the events referred to below could change for a number of reasons, including delay in obtaining shareholder approval or Court approval.

In summary, if the Capital Reduction and the Scheme are approved and all other conditions of this Scheme are satisfied (or, in some cases, are waived by Mayne):

- the Court will be asked to approve the Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Scheme Meeting. It is expected that this will occur on or about 18 November 2005. If the Court approves the Scheme, the

Effective Date of the Scheme will be the date the Court order approving the Scheme takes effect. Ordinarily this would be the date on which the order is lodged with ASIC. It is expected that this will occur on or about 18 November 2005 (assuming the Court order is made on or before that date). However, if the Court order cannot be lodged on or before 18 November 2005, Mayne may ask the Court to determine that the order approving the Scheme will take effect from 18 November 2005;

- Mayne will notify ASX when the Scheme becomes effective;
- at the opening of trading on ASX on the first business day following the Effective Date, Mayne Shares will cease trading on ASX on a cum-entitlement basis (i.e. purchasers of Mayne Shares prior to that date will be entitled to receive Mayne Pharma Shares under the Scheme, provided they remain on the Mayne Share Register at the Record Date);
- on the Demerger Date, Mayne will undertake the Capital Reduction in the manner described in Part 5.2(a) of this document. Mayne will provide the Capital Reduction Entitlement of each Mayne shareholder to Mayne Pharma; and
- on the Demerger Date, Mayne Pharma will issue to each Eligible Shareholder or, in the case of Ineligible Overseas Shareholders, to the Nominee, the number of Mayne Pharma Shares to which that Mayne shareholder is entitled under the Scheme and will enter the name of the Mayne shareholder or the Nominee (as required) on the Mayne Pharma Share Register.

Mayne Pharma Shares will initially trade on ASX on a deferred settlement basis. This is expected to commence on 21 November 2005. Normal trading of Mayne Pharma Shares is expected to commence on or about 2 December 2005.

Holding statements for AustCo Shares and Mayne Pharma Shares will be issued to the relevant shareholders on the business day after the Mayne Pharma Shares are issued and these holding statements will be sent to shareholders at the address shown in the Mayne Share Register. If the Effective Date does not occur by 31 March 2006 (or such later date as the Court approves with Mayne's consent), the Scheme will lapse and the Demerger will not proceed.

5.9 Demerger agreements

(a) Implementation Deed

The Implementation Deed sets out the steps required to be taken by each of Mayne and Mayne Pharma to carry into effect the Capital Reduction, the Scheme and other steps necessary to give effect to the Demerger on the Demerger Date.

Obligations of Mayne

Under the Implementation Deed, Mayne agrees that it will take certain steps necessary to implement the Demerger including:

- executing (and procuring that each member of the Mayne Group executes) the Demerger Deed and the other transaction documents necessary to give effect to internal restructure transactions referred to in Part 5.1 and the other documents referred to in this Part 5.9;
- convening a general meeting for the purposes of the Capital Reduction Resolution and seeking a Court order convening the Scheme Meeting;
- lodging this document with ASIC for registration under section 412(6) of the Corporations Act;
- applying to the ASX for the admission of Mayne Pharma to the ASX official list and for official quotation of all Mayne Pharma Shares and for a new trading quotation code for AustCo;
- on or before the Effective Date, making the cash contribution referred to in Part 5.1 above and completing the Internal Restructure Agreements (including adjusting intercompany indebtedness to reflect the consideration payable to or from Mayne Pharma under those agreements);
- seeking Court orders approving the Scheme;
- lodging office copies of Court orders approving the Scheme with ASIC and the ASX on the Effective Date;
- on the Demerger Date, reducing the capital of each Mayne Share in accordance with the Capital Reduction Resolution, and contributing to Mayne Pharma on behalf of Mayne shareholders the aggregate amount of the Capital Reduction Entitlements of Mayne shareholders; and
- before, on or within a specified period after, the Demerger Date, writing off or repaying in cash outstanding intercompany loans from Mayne Pharma, if any (other than intercompany trade debts).

Obligations of Mayne Pharma

Mayne Pharma agrees that it will take certain steps necessary to implement the Demerger, including:

- executing (and procuring that each member of the Mayne Pharma Group executes) the Demerger Deed, the other transaction documents necessary to give effect to the internal restructure transactions referred to in Part 5.1 and the other documents referred to in this Part 5.9;
- taking such action as is required to satisfy any conditions or requirements associated with any conditional ASX listing approval or deferred settled trading on the ASX of Mayne Pharma Shares;
- on or before the Effective Date, completing the Internal Restructure Agreements (including by adjusting intercompany indebtedness to reflect the consideration payable to or from Mayne under those agreements);

- on the Demerger Date, issuing to Mayne shareholders the new Mayne Pharma Shares required to be issued under the terms of the Scheme and repaying to AustCo certain specified intercompany loans from the proceeds of the Capital Reduction Entitlements contributed to Mayne Pharma on behalf of shareholders;
- issuing holding statements to shareholders within the time required by the Listing Rules;
- procuring the sale of the Mayne Pharma Shares to which Ineligible Overseas Shareholders are entitled under the Scheme; and
- before, on or within a specified period after, the Demerger Date, writing off or repaying in cash outstanding intercompany loans from AustCo (other than those repaid from the proceeds of the Capital Reduction Entitlements other than intercompany trade debts).

(b) Demerger Deed

The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation of Mayne Pharma from AustCo. The principal provisions of the Demerger Deed relate to:

Demerger Principle

The fundamental principle, or 'Demerger Principle', underlying the agreement between AustCo and Mayne Pharma as to the intended economic and legal effect of the Demerger and separation from Mayne is that, following the Demerger, the parties intend that Mayne Pharma and AustCo will have the entire economic benefit and risk of their respective businesses as if each had owned and operated them at all times. To facilitate this, AustCo and Mayne Pharma give certain indemnities to each other to protect each group from liabilities, costs and expenses incurred by it which relate to the other's business, assets, contracts, employees and litigation.

Acknowledgement

Consistent with the Demerger Principle, AustCo and Mayne Pharma acknowledge that once the Demerger is complete, no entity within the Pharma Group will have any rights against a member of the AustCo Group and no entity within the AustCo Group will have any rights against a member of the Mayne Pharma Group, except in relation to any contracts or arrangements giving effect to the Demerger or arising pursuant to ordinary trading activities between the groups. Neither AustCo nor Mayne Pharma will have any rights to make a claim for loss or damage arising in relation to the Scheme, the Capital Reduction or the restructure of the Mayne Pharma business, unless expressly permitted by the Demerger Deed, another transaction document or an agreement between the parties executed after that restructure.

Asset and corporate restructure

Mayne's businesses will be restructured prior to the Demerger so that an identifiable corporate group will come into existence comprising separate companies that own the assets and liabilities which constitute the Mayne Pharma business. Under the terms of the deed Mayne Pharma and AustCo confirm:

- their approach to the internal restructure prior to the Demerger; and
- the practical economic and legal effect of the Demerger, and the structure of the Mayne Pharma Group and AustCo Group following the Demerger.

Other assets

Provision is made for Mayne Pharma and AustCo to transfer to each other any asset which either owns or holds after the internal restructure which exclusively relates to the other's business and was not transferred or otherwise dealt with under a transaction document relating to the Demerger. If a non-transferred shared asset is identified, Mayne Pharma and AustCo will discuss its treatment in good faith.

Employees

The Demerger Deed, in conjunction with the Internal Restructure Agreements, addresses matters relating to the transfer of certain employees to and from the Mayne Pharma Group and the AustCo Group to ensure that employees of each business are employed by appropriate entities following the Demerger. Each of the Mayne Pharma Group and the AustCo Group will recognise the prior service of transferring employees, be responsible for their salaries and accrued entitlements, and indemnify each other against all costs and expenses (including any claims) relating to the employment, engagement, redundancy, retrenchment or termination of the relevant employees.

Existing contracts and arrangements

AustCo and Mayne Pharma are parties to contracts with third parties. The Demerger Deed, in conjunction with the Internal Restructure Agreements obliges both AustCo and Mayne Pharma to work together to effect:

- the assignment of contracts from AustCo to Mayne Pharma where the contracts relate to Mayne Pharma's business;
- the assignment of contracts from Mayne Pharma to AustCo where the contracts relate to AustCo's business; and
- the separation of a contract between AustCo and Mayne Pharma where both parties benefit from that contract.

AustCo and Mayne Pharma are also required to use its reasonable endeavours to ensure that the other obtains the full benefit and all risk of contracts relating to the other's business. Mayne Pharma indemnifies AustCo and AustCo indemnifies Mayne Pharma against claims and liabilities (existing at or after the internal restructure) in respect of contracts relating to Mayne Pharma's business and AustCo's business respectively.

Litigation management

Claims that relate exclusively to the business of either AustCo and Mayne Pharma will be the responsibility of and managed by AustCo and Mayne Pharma respectively. Responsibility for known or threatened claims that relate to both businesses have been 'allocated' to either AustCo or Mayne Pharma and will be managed by that business. If a claim that relates to both businesses is identified after the Demerger, AustCo and Mayne Pharma will allocate responsibility for the costs and liability (or any proceeds) in relation to that claim in proportion to their respective interests in it.

AustCo and Mayne Pharma must assist each other in relation to the management of current and new claims and litigation matters involving Mayne Pharma and AustCo.

Tax indemnities

Mayne Pharma will be responsible for income tax in respect of its operations prior to the Demerger (where that tax has not been paid by AustCo) and will indemnify AustCo in respect of income tax errors, omissions or offences relating to its business operations prior to that time.

AustCo will be responsible for income tax in respect of its operations prior to the Demerger, and will indemnify Mayne Pharma in respect of tax errors, omissions or offences relating to its business operations prior to that time.

AustCo will be responsible for all GST prior to 1 November 2005 (excluding any GST in respect of errors, omissions or offences attributable to the Mayne Pharma business, in which case Mayne Pharma will be responsible).

From 1 November 2005, Mayne Pharma will exit the AustCo GST group. From that time AustCo and Mayne Pharma will be separately liable for GST.

Insurance

After the internal restructure Mayne Pharma will provide its own business insurance and insurance for directors and officers and AustCo will assist Mayne Pharma in arranging its initial insurance program. Mayne Pharma and AustCo will provide assistance to each other if the other becomes entitled to make an insurance claim in respect of events which occurred prior to the internal restructure.

Guarantees

Each of Mayne Pharma and AustCo must use their best endeavours to procure the removal of guarantees, indemnities and other forms of financial support given by the other in respect of the Mayne Pharma business and AustCo business respectively. Each of Mayne Pharma and AustCo will indemnify the other against liabilities incurred in relation to these guarantees, indemnities and other forms of financial support.

(c) Internal Restructure Agreements

The internal restructuring of the Mayne Pharma business (including the asset transfers referred to in Part 5.1) will be effected under a series of agreements and transfers between entities within the Mayne Group (the 'Internal Restructure Agreements').

The terms of the Internal Restructure Agreements are consistent with the key separation and risk allocation principles set out in the Demerger Deed. Accordingly, vendor warranties are generally limited to the purchaser receiving all vendor's interests in the assets, free of vendor encumbrances, transferred pursuant to the Internal Restructure Agreements. The Internal Restructure Agreements will be completed before the Effective Date and the consideration payable under the Internal Restructure Agreements will be left outstanding as intercompany loans until the Demerger Date. These intercompany loans will be settled as described in Part 5.1.

(d) Environmental Deed

AustCo and Mayne Pharma have entered into an Environmental Deed, addressing the allocation of environmental liabilities in relation to premises owned or occupied by Mayne Pharma and premises owned or occupied by AustCo. The key principle of the Environmental Deed is that Mayne Pharma is responsible for environmental liabilities arising from the businesses and assets that Mayne Pharma will own or lease after the Demerger including environmental liabilities arising from historical operations of those businesses and assets.

In addition, AustCo is responsible for all other environmental liabilities, including liabilities associated with assets owned or leased by the Mayne Pharma Group for non-Pharma purposes prior to the Demerger. Mayne Pharma will indemnify AustCo in respect of all environmental liability arising from Mayne Pharma's businesses or assets and AustCo will indemnify Mayne Pharma in respect of all environmental liability arising from non-Pharma businesses or assets. The indemnities are a mirror image of each other and apply without exclusion.

(e) Workers' Compensation Deed of Indemnity

AustCo and Mayne Pharma have entered into a Workers' Compensation Deed of Indemnity. This deed provides for indemnities in respect of workers' compensation liabilities arising before the Demerger Date (irrespective of when notified), the key features of which are consistent with the Demerger Principle and are as follows:

- Mayne Pharma indemnifies AustCo in respect of all claims by Mayne Pharma employees. This indemnity includes claims by former Mayne Pharma employees and those transferring from AustCo to Mayne Pharma as a result of the Demerger;
- AustCo will, in relation to workers' compensation claims in the states in which AustCo is a self insurer (VIC, SA, NSW, QLD & WA), manage and report on claims made by a Mayne Pharma employee (whether former or current) arising out of the former or future businesses and assets comprising Mayne Pharma at Mayne Pharma's cost (as agreed); and
- Mayne Pharma and AustCo will share responsibility for claims by Mayne Pharma employees (whether former or current) arising out

comprising AustCo. That responsibility will be apportioned between Mayne Pharma and AustCo by reference to the contribution of each to the worker's injury, incapacity or death.

(f) Shared Services Agreement

AustCo and Mayne Pharma have entered into an agreement pursuant to which AustCo will provide Mayne Pharma with a range of services which will enable Mayne Pharma to continue to operate the Pharma Business during a transitional period.

The agreement sets out general terms and conditions governing the provision of the agreed 'Services' to be provided by AustCo. Specific terms relating to individual lines of service will be set out in schedules to the agreement (and have not yet been determined). They will include information technology processing, and support services and access to shared information technology infrastructure and computer programs. The terms of the agreement include:

- the Services will be provided on a cost recovery basis.
- the agreement will be effective from the Effective Date and will continue for a 3 month period, although Mayne Pharma may request a further 3 month period.
- AustCo will supply the Services on an 'as is, where is' basis – in other words, AustCo is only obliged to provide to Mayne Pharma those services which were provided to the Pharma business while it was part of Mayne. AustCo has no obligation to improve any aspect of the Services unless it otherwise agrees to do so.
- it is contemplated that AustCo's ability to provide some services is dependent upon the consent of third parties. AustCo is not obliged to provide services if such a third party consent has been withheld or withdrawn or if a third party service provider ceases to provide services for any reason. AustCo does not guarantee Mayne Pharma continuous provision of service, or indemnify it in respect of an inability to provide relevant services.
- AustCo will be permitted to alter some information technology services if the change is considered critical.
- there is a cap on the liability of AustCo of an amount equal to the charges payable for the Services during the term. Any liability of AustCo under this agreement expressly excludes liability for indirect, special, incidental or consequential loss or damage.
- either party to the agreement may terminate the agreement and all schedules immediately if a material breach by the other party is not remedied within 30 business days of notice of the breach. Either party may terminate immediately for specified events of insolvency of the other party.

(g) Transitional Trade Mark Licence Deeds

Pursuant to a Transitional Trade Mark Licence Deed, Mayne Pharma grants to AustCo a non-exclusive, royalty free licence to use certain trade marks which incorporate the name 'Mayne' (or derivatives of the name 'Mayne') and the Mayne Logo in various countries for a transitional period (12 months and then a limited licence to sell then existing stock for the following 2 years). AustCo is also granted the right to use the 'Mayne' trade marks as part of certain company names, business names and domain names for a 12 month period from the Effective Date.

Similarly, pursuant to a further Transitional Trade Mark Licence Deed, AustCo grants to Mayne Pharma a non-exclusive, royalty free licence to use certain trademarks which incorporate the name 'Faulding' (or derivatives of the name 'Faulding') in various countries for a transitional period (12 months and then a limited licence to sell then existing stock for the following 2 years). Mayne Pharma is also granted the right to use the 'Faulding' trade mark as part of certain company names, business names and domain names for a 12 month period from the Effective Date.

The Transitional Trade Mark Licence Deed also sets out guidelines for the use of the 'Mayne' and 'Faulding' trade marks and logos and sets out the parties' respective obligations in relation to infringement and suspected infringement of the trade marks.

(h) Litigation and Insurance Deed

Mayne Consumer Products Pty Limited (a subsidiary of AustCo following the Demerger) and Faulding (a subsidiary of Mayne Pharma following the Demerger) have entered into a Litigation and Insurance Deed, and AustCo and Faulding have entered into a loan facility agreement, in relation to the management of claims arising out of the product recall by Pan Pharmaceuticals Limited in 2003. The key principle behind these arrangements is that all the benefits and risks in relation to the claims will ultimately accrue to the AustCo Group as the owner of the consumer products business with the claims having no financial impact on Faulding as a member of Mayne Pharma Group following the Demerger.

AustCo has also agreed to loan to Faulding any funds it requires to meet costs it may incur in connection with these claims.

5.10 Continuing arrangements between AustCo and Mayne Pharma

(a) Arrangements in relation to Betadine licence

In January 1982 Faulding (currently a wholly owned subsidiary of Mayne) and Mundipharma B.V. ('Mundipharma') entered into an agreement under which Mundipharma granted Faulding the sole right to sell Betadine® preparations within Australia and New Zealand. The licence granted to Faulding under this agreement remains for the commercial life of the Betadine® preparations, but may be terminated with 6 months notice with effect on 31 December 2023, and after 31 December 2023, the term of the agreement continues for terms of 5 years, unless 6 months notice of termination is given, in which case the agreement terminates at the end of that 5 year term. The economic benefit of this contract is currently attributed to the AustCo consumer products business.

If the Demerger is implemented, Faulding will become part of the Mayne Pharma Group. It is therefore proposed that Faulding's rights under the Betadine agreement be assigned to AustCo.

Faulding has sought the consent of Mundipharma for the assignment of the Betadine agreement to AustCo. [As at the date of this document that consent has not been given and discussions with Mundipharma are continuing.] If consent is given and the contract is assigned, AustCo will perform all obligations under the contract, other than manufacturing, packaging and labelling, which will be performed by Faulding under a contract manufacturing agreement entered into between MCP Operations Pty Limited ('MCPO') (which will form part of the AustCo Group after the Demerger) and Faulding. The contract manufacturing agreement is conditional on the Demerger taking effect and the assignment of the Mundipharma agreement to Faulding. The contract manufacturing agreement is for a term of 3 years from the date on which it comes into effect and provides for Faulding to manufacture the Betadine® products subject of the Mundipharma agreement in return for a fee payable by MCPO which has been determined based upon a margin above cost of manufacture.

If Mundipharma does not consent to the assignment, the Betadine agreement will not be assigned, and Faulding will continue to perform its obligations under the agreement and be entitled to the benefits of the agreement. In these circumstances, arrangements will be put in place between Faulding and MCPO pursuant to which MCPO will provide to Faulding distribution and related back office customer services in return for a fee payable to MCPO representing revenues from the sale of Betadine products less agreed manufacturing costs, actual incremental costs incurred by Faulding, royalties paid to Mundipharma and a contract management fee. It is expected that this fee will not be materially different from the earnings that MCPO would generate if the agreement was assigned to MCPO as described above.

(b) Epsom Salts manufacturing agreement

MCPO and Faulding have entered into a contract manufacturing agreement for the manufacture of Epsom Salts. The contract manufacturing agreement is for a term of 3 years from the Demerger taking effect and provides for Faulding to manufacture Epsom Salts products in return for a fee payable by MCPO which has been determined based upon a margin above cost of manufacture.

(c) Pharmacy distribution agreement

Mayne Pharma has entered into an agreement with Faulding Healthcare Pty Limited (which will be a subsidiary of AustCo following the Demerger) ('Faulding Healthcare') pursuant to which Faulding Healthcare agrees to distribute products manufactured by the Mayne Pharma Group after the Demerger. The agreement is for a term of 5 years. Under its terms, Mayne Pharma agrees to nominate Faulding Healthcare on a non-exclusive basis as a distributor when tendering for public hospital pharmaceutical supply contracts. Where Faulding Healthcare is appointed as the distributor Mayne Pharma will pay agreed distribution margins to Faulding Healthcare [at a level consistent with market margins as at the date of the agreement]. In addition, Mayne Pharma agrees that products supplied to Faulding Healthcare for the purposes of distribution to any private hospital are supplied on terms no less favourable than those provided to other wholesalers in the industry, subject to Faulding Healthcare meeting equivalent service standards offered by such other wholesalers.

PART 6

6.1 Overview

Mayne has the following share and option plans for employees and executives:

- the Mayne Employee Share Acquisition Plan (the '1999 Mayne ESAP');
- the Mayne Employee Share Plan (the '2004 Mayne ESAP');
- the Mayne Executive Share Option Scheme (the 'Mayne ESOS');
- the Mayne Senior Executive Short Term Incentive Plan (the 'Mayne SESTIP'); and
- the Mayne Performance Share Plan (the 'Mayne PSP').

Mayne also has in place a Non-Executive Directors' Share Plan ('Mayne NEDP').

The terms of these plans are summarised in Part 6.2 of this document. The plans are of limited application at present and are likely to be reviewed by the AustCo Board after the Demerger.

The Demerger has consequences for participants in each of the current plans. The consequences may be different depending on whether the participant remains an employee of the AustCo Group after the Demerger, or becomes an employee of the Mayne Pharma Group after the Demerger. In connection with the Demerger, the Mayne Board has exercised certain discretions regarding some of the plans, and participants may be required to take certain actions under the terms of those plans. The consequences of the Demerger for participants in the current plans, the discretions exercised by the Mayne Board in connection with the Demerger and the actions to be taken by participants in the plans in connection with the Demerger are set out in Part 6.3 of this document.

Mayne Pharma has adopted an employee share plan, an executive share option plan and a senior executive short term incentive plan, each of which will come into effect if the Demerger proceeds. The terms of these plans are summarised in Part 6.4 of this document. Mayne Pharma also proposes to adopt a non-executive directors' share plan.

A number of capitalised terms are used in this Part of the document. These terms have the defined meanings set out in Part 13 of this document.

6.2 Summary of current Mayne plans

(a) 1999 Mayne ESAP

The 1999 Mayne ESAP allowed eligible employees to purchase up to 197 Mayne Shares each from the Plan Manager. Eligible employees were employees of a Mayne Group company who satisfied the criteria determined by the Plan Manager. An allocation of Mayne Shares was made under the 1999 Mayne ESAP (the '1999 Plan Shares') pursuant to the terms of the plan and the other terms contained in the offer document issued to employees in June 1999.

The Plan Manager remains the registered holder of the 1999 Plan Shares until they are transferred to the participant in accordance with the 1999 Mayne ESAP. As at [xxx] October 2005, the Plan Manager was registered as the holder of [1,347,667] 1999 Plan Shares held on account of [3,354] employees.

Payment of purchase price

The purchase price for all 1999 Plan Shares was A$5.06.

The terms of the 1999 Mayne ESAP provide that the unpaid purchase price of 1999 Plan Shares (the 'Outstanding Balance') is not payable in full until a date 20 years after the purchase date (or such other date that the Plan Manager decides before issuing an invitation) and until that date the following amounts must be applied towards payment of the Outstanding Balance:

- all dividends paid on 1999 Plan Shares (and any bonus shares allotted in respect of those shares), (after, if the Plan Manager elects, remitting to the participant any amount the Plan Manager decides in respect of any tax liability in respect of the dividends);
- any proceeds of a sale by the Plan Manager after the Plan Manager receives written notice from a participant or his or her personal representative requesting that the shares held on behalf of the participant be sold following death or the cessation of employment of the participant with the Mayne Group;
- any payment made by the participant with the consent of the Plan Manager to pay all of the Outstanding Balance;
- any proceeds of a sale of bonus shares or rights or the proceeds of a return of capital (including a reduction of share capital) available to be applied; and
- any proceeds arising from the Plan Manager accepting a takeover bid or otherwise disposing of 1999 Plan Shares under a compulsory acquisition of 1999 Plan Shares consequent upon a takeover bid and available to be applied.

No interest is payable on the Outstanding Balance.

Restrictions on disposal

Shares purchased under the 1999 Mayne ESAP may not be disposed of until the purchase price has been paid in full and either a waiting period of 3 years from the date that the shares are purchased has expired or the relevant employee has ceased to be employed by a Mayne Group company. The 3 year waiting period applicable to the 1999 Plan Shares expired in June 2002.

Transfer to or sale on behalf of participant

If the Outstanding Balance in respect of the 1999 Plan Shares purchased by a participant is paid in full in accordance with the 1999 Mayne ESAP and the restriction against disposal ceases to apply, the participant may elect to:

- have the 1999 Plan Shares registered in his or her name; or
- have the 1999 Plan Shares sold by the Plan Manager as described below.

The election must be notified in writing to the Plan Manager within 30 days (or such longer period as the Plan Manager allows) after the date the Outstanding Balance is paid in full and the restriction against disposals ceases to apply, whichever occurs later. If no election is made within that period, the 1999 Plan Shares will be registered in the participant's name.

The participant is entitled to all dividends and the benefit of returns of capital (including a reduction of share capital), bonus issues and rights issues received by the Plan Manager in respect of the 1999 Plan Shares after the date the Outstanding Balance is paid in full.

Cessation of employment

Under the terms of the 1999 Mayne ESAP, if a participant ceases to be employed by the Mayne Group (except as a result of death) before the Outstanding Balance is paid in full, the 1999 Plan Shares may be dealt with in either one of two ways:

- the participant may pay the Outstanding Balance to the Plan Manager within 60 days of the date of cessation of employment (or such longer period as the Plan Manager decides); or
- if the Outstanding Balance is not paid within 60 days of the date of cessation of employment (or such longer period as the Plan Manager decides), the 1999 Plan Shares may be sold by the Plan Manager and the net proceeds of the sale or purchase will be applied towards the Outstanding Balance.

Sale of 1999 Plan Shares

1999 Plan Shares may be sold at the request of the participant where the Outstanding Balance has been paid in full or after death or cessation of employment with the Mayne Group as described above. Where the 1999 Plan Shares are sold, the proceeds of sale are to be applied in discharging the Outstanding Balance, with any surplus to be paid to the participant. The participant will be under no obligation to pay the Outstanding Balance if the net proceeds from the sale of the shares are insufficient to fully discharge the Outstanding Balance. Where in the opinion of the Plan Manager, the net proceeds would be insufficient to fully discharge the Outstanding Balance, the Plan Manager may defer selling the shares for such period that the Plan Manager decides. Following such a deferral, the Outstanding Balance is deemed to have been paid in full but the participant is not entitled to any further right in the 1999 Plan Shares or payment of compensation.

Dividends, return of capital, bonus issues, rights issues and takeovers

If the Plan Manager receives any amount resulting from a dividend, return of capital (including a reduction of share capital) or sale of shares under a takeover bid or other formal scheme for the acquisition of Mayne Shares, the Plan Manager must apply the net amount (after, at the Plan Manager's discretion, remitting any amount in respect of tax liability in respect of a return of capital) towards payment of the Outstanding Balance. If any bonus shares or rights arising under a rights issue are received by the Plan Manager then these must be sold and the net sale proceeds applied towards payment of the Outstanding Balance.

After the Outstanding Balance is paid in full, the participant is entitled to all dividends and the benefit of returns of capital (including a reduction of share capital), bonus issues and rights issues received by the Plan Manager in respect of the 1999 Plan Shares.

Voting rights

In relation to a general meeting of Mayne shareholders, the Plan Manager may seek a direction from each participant as to whether and, if so, how to vote in respect of the 1999 Plan Shares. Where the participant directs the Plan Manager to vote for or against a resolution, the Plan Manager must, to the extent permitted by law and the constitution of Mayne, lodge a valid proxy in respect of the Plan Shares in accordance with the direction. However, if no such instructions are given, the Plan Manager may exercise the voting rights as if it were the absolute owner of the Plan Shares.

(b) 2004 Mayne ESAP

The 2004 Mayne ESAP allowed eligible employees to acquire Mayne Shares from the Plan Manager with an aggregate market value (for each employee) not greater than A$1,000. Eligible employees were employees of a Mayne Group company selected by the Plan Manager. An allocation of Mayne Shares was made under the 2004 Mayne ESAP (the '2004 Plan Shares') pursuant to the terms of the plan and the other terms contained in the offer document issued to employees in December 2004.

The Plan Manager remains the registered holder of the 2004 Plan Shares until they are transferred to the participant in accordance with the 2004 Mayne ESAP. As at [xxx] October 2005, the Plan Manager was registered as the holder of [1,721,851] 2004 Plan Shares held on account of [7,519] employees.

Payment of purchase price

No purchase price was payable by participating employees for the 2004 Plan Shares. Accordingly there is no outstanding balance on any 2004 Plan Share.

Restrictions on disposal

Shares acquired on behalf of participants under the 2004 Mayne ESAP may not be disposed of until a waiting period of 3 years from the date that the shares are purchased has expired or the relevant employee ceases to be employed by a Mayne Group company. The 3 year waiting period applicable to the 2004 Plan Shares will expire in December 2007.

Transfer to or sale on behalf of participant
On expiry of the 3 year waiting period, the participating employee has two months to either:

- give notice to the Plan Manager to sell all the 2004 Plan Shares held by the Plan Manager on behalf of the participating employee, following which the proceeds of the sale (after deducting all costs of sale) must be paid to the participating employee; or
- give notice to the Plan Manager to transfer the 2004 Plan Shares held on behalf of the participating employee, to the participating employee. Any costs or duties incurred by the Plan Manager in transferring the 2004 Plan Shares to the participating employee are to be reimbursed by the participating employee.

Cessation of employment
If a holder of 2004 Plan Shares ceases to be employed by a Mayne Group company or the employer of the participating employee ceases to be a Mayne Group company, the participating employee has two months to either:

- give notice to the Plan Manager to sell all the 2004 Plan Shares held by the Plan Manager on behalf of the participating employee. The proceeds of the sale (after deducting all costs of sale) must be paid to the participating employee; or
- give notice to the Plan Manager to transfer the 2004 Plan Shares held on behalf of the participating employee, to the participating employee. Any costs or duties incurred by the Plan Manager in transferring the 2004 Plan Shares to the participating employee are to be reimbursed by the participating employee.

If the participating employee does not notify the Plan Manager within 2 months that he or she wishes to have the 2004 Plan Shares sold, the 2004 Plan Shares will be transferred to the participating employee.

Dividends, bonus issues, rights issues and other accretions
A participating employee will be entitled to receive all cash dividends paid on the 2004 Plan Shares held by the Plan Manager on behalf of the participating employee and any bonus shares which accrue to 2004 Plan Shares held by the Plan Manager on behalf of the participating employee. Any bonus shares must be registered in the name of the Plan Manager and held on trust on behalf of the participating employee who will be the beneficial owner of the bonus shares.

If an accretion (including any benefit or entitlement relating to a reduction of capital) arises in respect of a 2004 Plan Share other than by way of a cash dividend, bonus share or right to acquire securities issued by Mayne, the Plan Manager may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the accretion as the Plan Manager determines, to the participating employee.

Voting rights
In relation to a general meeting of Mayne shareholders, a participating employee may give notice, not less than 72 hours before the relevant meeting, instructing the Plan Manager to vote for or against a resolution and the Plan Manager must exercise the voting rights attaching to the 2004 Plan Shares in accordance with any such instructions. However, if no such instructions are given, the Plan Manager may exercise the voting rights as it thinks fit, including by abstaining from voting.

(c) Mayne ESOS

Under the Mayne ESOS, selected Mayne executives are eligible to receive options over Mayne Shares. Options may be offered to Mayne executives at such times and on such terms as the board of directors of Mayne from time to time decides. In July 2002, the board of directors of Mayne decided to cease new allocations under the Mayne ESOS beyond those already approved, with the result that as at [xxx] October 2005, there were only 9 participating executives and 2 former employees under the Mayne ESOS holding options to acquire a total of [1,254,000] Mayne Shares under the Mayne ESOS. No Mayne Directors hold any options.

Issue price
No consideration is payable on the grant of options, unless the board of directors of Mayne decides otherwise. No consideration was payable on the grant of any options outstanding as at [xxx] October 2005.

Exercise price
The exercise price payable on the exercise of an option is determined by the board of directors of Mayne when the option is granted. All options outstanding as at [xxx] [October] 2005 are exercisable at the average sale price of Mayne Shares on the five business days before the date of grant of the options. Under the terms of the Mayne ESOS, the exercise price is subject to adjustment if Mayne Shares are offered to Mayne shareholders by way of a bonus issue or rights issue prior to the exercise of the options, or if there is any reorganisation of the issued capital of Mayne (including by way of capital reduction, share buy-back or cancellation).

Exercise period
Options may be exercised at any time following the earliest of the fourth anniversary of the date of grant (or such earlier date as the directors of Mayne determine) or the date of termination of the relevant Mayne executive's employment with the Mayne Group in any of the following circumstances:

- by reason of his or her death, injury, disability, redundancy or retirement;
- by reason of the corporation by which he or she is employed ceasing to be a Mayne Group company, or by reason of the business in which he or she is employed ceasing to be owned by a Mayne Group company;

- by reason of his or her transferring to employment by a subsidiary which is not a Mayne Group company participating in the Mayne ESOS, or by reason of the subsidiary by which he or she is employed or which owns the business in which he or she is employed, ceasing to be a Mayne Group company participating in the Mayne ESOS; or
- by reason of any other circumstance with the consent of the board of directors of Mayne.

Where options become exercisable as a result of termination of employment, the options are exercisable for a period of one year from the date of termination.

The terms of the Mayne ESOS provide that if a takeover bid is made to acquire issued shares of Mayne, and the board of directors of Mayne, in its discretion, gives notice to option holders, then any options which have not lapsed or been exercised may be exercised within 30 days from the date of the notice. The Mayne ESOS further provides that if the Court sanctions a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstruction of Mayne or its amalgamation with any other company or companies, any options which have not lapsed or been exercised may be exercised within 30 days from the date that the board of directors of Mayne gives notice to option holders of the Court sanction and any options not so exercised will lapse.

Lapse of options

Options will lapse on the earlier of:

- 58 months from the date of grant (or such longer period, up to a maximum of 10 years, as determined by the board of directors of Mayne);
- in circumstances where the relevant Mayne executive ceases to be employed by a member of the Mayne Group due to any of the circumstances set out in the section above entitled 'Exercise period', the date 1 year after the cessation of employment;
- in circumstances where the relevant Mayne executive ceases to be employed for any reason other than those specified in the section above entitled 'Exercise period', the date on which the executive ceases to be in the employment of the Mayne Group;
- the date on which the option lapses pursuant to a takeover, scheme of arrangement or winding up of Mayne; and
- the date on which the relevant Mayne executive is adjudicated bankrupt.

(d) Mayne SESTIP

Under the Mayne SESTIP, the board of directors of Mayne may award an incentive amount to selected senior executives of Mayne (an 'Award'), with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne executives are required to take a minimum of 40% (or such other percentage as the board of directors determines) of each Award as deferred Mayne Shares ('Deferred Shares'). Mayne executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Shares ('Elective Shares'), with the balance of the Award payable in cash.

Award

The Award is based on performance for the year which is to be tested against specific performance and service conditions before an Award is made. For the Group Managing Director and Chief Executive Officer of Mayne, the maximum incentive entitlement is 150% of fixed annual remuneration. For other participating senior executives of Mayne, the maximum incentive entitlement is up to 100% of fixed annual remuneration. The performance targets for the 2003, 2004 and 2005 financial years related to the achievement of specific milestones in the implementation of the Mayne Group strategy for those years.

Satisfaction of an Award

If the board of directors of Mayne determines that the specific conditions applicable to an Award have been satisfied, Mayne must pay the cash component of the Award to the participant and provide funds to the trustee of the Mayne Group SESTIP Trust (the 'Trustee') sufficient to permit the Trustee to acquire such number of Mayne Shares as is equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

Vesting of Mayne Shares

Deferred Shares are held on behalf of the Mayne executive by the Trustee for a three year vesting period from the date of the relevant Award and, unless the board of directors otherwise determines, will only vest at the end of those three years if the executive remains employed by a Mayne Group company.

During the three year vesting period, the Mayne executive is entitled to all dividends paid on the Deferred Shares and corporate actions involving the Deferred Shares and will be entitled to instruct the Trustee how to vote the Deferred Shares.

The relevant executive is, against the Trustee, absolutely entitled to all Elective Shares from the date of the relevant Award. Legal title to Elective Shares does not transfer to the executive until 12 months after the executive ceases to be employed by a Mayne Group company.

Dealing in Mayne Shares

Mayne executives are not entitled to transfer, assign or purport to deal with any interest in Mayne Shares (whether Elective Shares or Deferred Shares that have vested) until the earlier of the expiration of the period determined by the board of directors of Mayne (or, in the absence of such determination, 10 years after the date of the relevant Award) or the date which is 12 months after the Mayne executive ceases to be employed by a Mayne Group company. Mayne is entitled to implement any procedure it deems necessary or appropriate that restricts a Mayne executive from dealing with the Mayne Shares.

If a takeover bid is made for Mayne or, in the reasonable opinion of the board of directors, another transaction is proposed pursuant to which control of Mayne may pass to another party and the board of directors recommends the transaction, then all Mayne Shares held by the Trustee for each executive will immediately vest. In addition, provided the executive remains employed by the Mayne Group, the entire current year Award will be granted to the executive unless the board of directors determines that performance against the relevant hurdles does not warrant the grant of the Award to the relevant Executive.

Capital reorganisations and issues

If Mayne's capital is reorganised (including through a share split, consolidation or bonus issue) all shares resulting from the reorganisation will be held on the same terms as the original underlying shares.

(e) Mayne PSP

Under the Mayne PSP, part of the remuneration of selected Mayne executives is linked to the performance of Mayne. The Mayne PSP has been designed to provide a long term bonus in the form of fully paid shares in Mayne upon the satisfaction of appropriate performance hurdles.

The Mayne PSP involves the grant to certain Mayne executives of share acquisition rights ('SARs'). Each SAR carries an automatic entitlement to be allocated a Mayne Share upon the satisfaction of certain vesting conditions set by reference to Mayne's performance targets and advised to the relevant executive at the time of grant. Mayne has granted SARs to Mr Stuart James, Group Managing Director and Chief Executive Officer of Mayne, in three equal tranches, each over 140,000 Mayne Shares, in November 2002, August 2003 and August 2004. SARs will also be granted to Dr Thierry Soursac, who has been appointed Chief Executive Officer and Managing Director of Mayne Pharma for a transitional period, as described in Part 3.5(a). No other SARs have been granted.

Issue price

No payment is required for the grant of an SAR unless the board of directors of Mayne otherwise determines.

Amounts payable on vesting

The terms of any grant of SARs may require the executive to pay a cost amount on vesting of the SARs. No payment is required on the vesting of the SARs granted to Mr James or Dr Soursac.

Vesting conditions

For Mayne SARs to vest, each tranche of Mayne SARs is tested against a separate vesting condition set by the board of directors at the time of grant. The vesting conditions relating to the SARs granted to Mr James refer to cash earnings per share ('EPS') growth targets set by the directors of Mayne over a three year period, coinciding with the end of the 2005, 2006 and 2007 financial years. The measurement of growth for the vesting conditions for the first tranche came to an end at the end of the 2005 financial year and resulted in the vesting condition for that tranche not being satisfied. Therefore, this tranche of Mayne SARs lapsed on 30 June 2005.

An entitlement to vest 50% of the SARs in each tranche arises where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above target EPS growth resulting in 100% of the SARs vesting for the achievement of 15% per annum average annual cash EPS growth over the three year period.

Vesting in other circumstances

If the Mayne executive ceases to be an employee of a Mayne Group company before an SAR has vested by reason of his or her death, disability, redundancy or other reason with the approval of the board of directors of Mayne and at that time the Mayne executive continues to satisfy any other relevant conditions imposed by the board of directors of Mayne at the time of grant, the directors may determine the extent to which SARs granted to the executive will vest. If no determination is made by the directors, all SARs held by the executive will lapse.

If the Mayne executive ceases to be an employee of a Mayne Group company for any reason other than set out above or ceases to satisfy any other relevant conditions imposed by the board of directors at the time of grant, all SARs held by the executive will lapse.

The terms of the Mayne PSP provide that in the event of a takeover bid, all SARs granted will vest where, in the board's absolute discretion, pro-rata performance is determined to be in line with the vesting condition applicable to those SARs from date of grant to the date of the takeover bid. In addition, the board of directors of Mayne may, in its absolute discretion, determine that all or a specified number of SARs vest where a Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of Mayne or its amalgamation with any other company or companies, where a person becomes entitled to acquire shares in Mayne under the compulsory acquisition provisions of the Corporations Act, or on the occurrence of certain insolvency events where the board of directors is satisfied that the vesting condition applicable to those SARs has been satisfied on a pro-rata basis over the period from the date of grant to the relevant date.

On the vesting of any SARs, Mayne is obliged to issue to, or procure the transfer to the relevant executive of, the equivalent number of Mayne Shares.

Bonus issue or reorganisation of capital

The number of SARs to which any Mayne executive is entitled, or any amount payable on vesting of the SARs, or both, may be adjusted by the board of directors of Mayne in the event of a bonus issue or any reorganisation of capital (including a reduction or return of capital), so that no advantage or disadvantage accrues to the executive as a result of such corporate actions.

Trading restrictions

A Mayne executive will not be entitled to trade in the Mayne Shares issued on vesting of the SARs without the prior written consent of the board of directors of Mayne during a restriction period ending on the first to occur of the date which is 10 years after the SAR is granted and the date on which the relevant executive ceases to be employed by a Mayne Group company (or such other date as is set by the directors of Mayne at the time the SAR is granted). Mayne reserves the right to institute whatever procedures it believes are necessary to enforce these restrictions on dealing in the Mayne Shares.

Lapse of SARs

An unvested SAR will lapse upon the earliest to occur of:

- a date and time specified by the board of directors of Mayne and notified to the relevant Mayne executive at the time that the SAR is granted;
- the relevant Mayne executive ceasing to be employed by reason of his or her death, disability or bona fide redundancy where the board of directors of Mayne has not made a determination that the SAR will vest;
- the board of directors of Mayne making a determination that the SAR lapses as a result of any fraudulent or dishonest action of the relevant Mayne executive;
- a purported transfer of the SAR made without the consent of the board of directors of Mayne or without the force of law upon death or bankruptcy of the relevant Mayne executive;
- the failure to meet the SAR vesting condition within the prescribed period; or
- the 10 year anniversary of the date of grant of the SAR.

Except in relation to fraudulent or dishonest actions of the Mayne executive, where a SAR lapses, Mayne will repay the executive the price paid for the grant of the Mayne SAR, if any.

(f) Mayne NEDP

All of the current Mayne non-executive directors other than Mr Paul McClintock, Mr James Hall and Dr Nora Scheinkestel hold Mayne Shares purchased under the Mayne NEDP. Since those three directors joined the Mayne Board and became eligible to participate in the Mayne NEDP, the purchase of shares under the Mayne NEDP has been suspended due to the possibility that directors may have non-public price sensitive information about the Demerger Proposal.

Participation level

Each Mayne non-executive director is currently required to participate in the Mayne NEDP to at least 20% of remuneration (the 'Compulsory Level'), provided that once the market value of a non-executive director's total holding of Mayne Shares exceeds that director's annual remuneration, there shall be no Compulsory Level applicable to that director. A non-executive director may elect to participate in the Mayne NEDP as a percentage of remuneration greater than the Compulsory Level (the 'Total Participation Level').

Acquisition of shares by purchase or issue

On a quarterly date determined by the board of directors of Mayne (the 'Allocation Date'), Mayne is required to purchase on behalf of, or if the board of directors of Mayne so decides, issue to, the Mayne non-executive director, the number of shares representing the non-executive's participation for that quarter.

Payment of cash

If the board of directors of Mayne decides that the purchase or issue of Mayne Shares to a non-executive director may result in Mayne or a director of Mayne breaching Mayne's constitution, any law or the Listing Rules, the directors may decide not to proceed with the purchase or issue and, within 10 business days after making that decision, Mayne must pay to each non-executive director a cash amount equal to the Total Participation Level of the director's remuneration for the relevant quarter.

Ceasing to hold office

If a non-executive director ceases to hold office during any quarter, Mayne is not obliged to purchase any Mayne Shares on behalf of the director or issue any Mayne Shares to the director.

If no Mayne Shares are purchased or issued, Mayne must within 10 business days of the director ceasing to hold office, pay to the director a cash amount equal to the Total Participation Level of the director's remuneration for the number of weeks of the quarter during which the director held office.

Rights attaching to shares

Any Mayne Share allocated to a non-executive director will carry all rights attaching to issued Mayne Shares following the date of purchase or issue of the shares in respect of any dividend, rights issue, bonus issue or other rights.

If the board of directors of Mayne has resolved to pay a dividend or make a bonus or rights issue prior to the Allocation Date that will be implemented or paid following the Allocation Date, a non-executive director is, unless the board of directors of Mayne decides otherwise, entitled to participate in the same manner as any other holder of Mayne Shares.

Alteration of capital

If prior to the Allocation Date, the capital of Mayne has been altered (whether divided, consolidated, compulsorily converted into or replaced or is subject to a similar reconstruction), the allocation of shares to non-executive directors will be calculated by reference to the reconstituted capital structure.

Restriction on transfer

A non-executive director who is allocated Mayne Shares under the Mayne NEDP must not transfer or sell those Mayne Shares before the earliest of:

- the end of 10 years from the date the non-executive director acquires the Mayne Shares;
- the date on which the non-executive director ceases to be a director of Mayne; and
- the date on which a person's voting power (as defined in the Corporations Act) in Mayne exceeds 50%,

at which time the Mayne Shares become fully vested in favour of the non-executive director.

6.3 Impact of the Demerger on Mayne Share plans and option plans

(a) 1999 Mayne ESAP

Payment of Outstanding Balance

The 1999 Plan Shares will participate in the Capital Reduction on the same basis as all other Mayne Shares.

As the registered holder of the 1999 Plan Shares, the Plan Manager is entitled to receive under the Scheme the new Mayne Pharma Shares to be issued in satisfaction of the Capital Reduction Entitlement due in respect of all 1999 Plan Shares.

Any amount received by the Plan Manager resulting from the Capital Reduction (after, at the Plan Manager's discretion, remitting any amount in respect of tax liability in respect of the reduction of capital) is to be applied towards payment of the Outstanding Balance of the relevant employee's 1999 Plan Shares. The Plan Manager will receive Mayne Pharma Shares under the Capital Reduction, rather than cash as contemplated by this provision. The Plan Manager therefore intends to sell on market the Mayne Pharma Shares received and apply the net proceeds of sale of those shares to payment of the Outstanding Balance, if any.

On the Demerger Date, Mayne Pharma, existing subsidiaries of Mayne Pharma and Faulding will cease to be Mayne Group companies. Therefore, Mayne Pharma Employees and Faulding Employees will cease to be employees of Mayne Group companies on the Demerger Date. In respect of 1999 Plan Shares held by employees whose employment with the Mayne Group will cease as a consequence of the Demerger, ceasing to be an employee of a Mayne Group company will accelerate the time when the purchase price for the 1999 Plan Shares must be paid in full. Once the Demerger has been implemented and the Plan Manager has applied the net proceeds from the sale of the new Mayne Pharma Shares towards payment of the Outstanding Balance of the relevant employee's 1999 Plan Shares, each participating employee who is to cease employment with the Mayne Group should assess whether he or she wishes to pay off the remainder of the Outstanding Balance and retain his or her 1999 Plan Shares before the date which is 60 days after the Demerger Date. If the employee does not pay off the Outstanding Balance of his or her 1999 Plan Shares before that date the 1999 Plan Shares held by him or her will be sold by the Plan Manager and the net proceeds of the sale will be applied towards the Outstanding Balance. Any surplus will be paid to the employee.

The net amount resulting from the proceeds of sale of the new Mayne Pharma Shares is not expected to be sufficient to pay off the unpaid portion of the purchase price of the employee's 1999 Plan Shares unless that employee has made additional voluntary payments towards the purchase price since the 1999 Plan Shares were issued. If such proceeds of sale do exceed the amount of the unpaid portion of the purchase price, the balance of the proceeds will be remitted to that employee in cash.

Voting at the General Meeting and the Scheme Meeting

Each participating employee in the 1999 Mayne ESAP may give notice instructing the Plan Manager how to vote in respect of the resolutions to be considered at the General Meeting and the Scheme Meeting. To enable the Plan Manager to lodge valid proxies in respect of Mayne shares in relation to which such instructions are received, these instructions must be received by the Plan Manager no later than 10.00 am on Sunday 13 November. If such instructions are not received by that time, the Plan Manager will vote at the General Meeting in favour of the Capital Reduction Resolution and the change of name resolution and will vote at the Scheme Meeting in favour of the resolution to approve the Scheme.

(b) 2004 Mayne ESAP

Early release of 2004 Plan Shares

For all of the 2004 Plan Shares, the purchase price has been fully paid. However the shares are subject to a holding period of three years.

On the Demerger Date, Mayne Pharma, existing subsidiaries of Mayne Pharma and Faulding will cease to be Mayne Group companies. Therefore, Mayne Pharma Employees and Faulding Employees will cease to be employees of Mayne Group companies on the Demerger Date and will be entitled to pursue one of the options outlined below. In addition, certain employees of other companies within the Mayne Group will transfer their employment to Mayne Pharma as part of the Demerger and will cease to be employed by a participating Mayne Group company on the Demerger Date. These employees will also be entitled to pursue one of the options outlined below.

The terms on which the 2004 Plan Shares were issued provide that if a holder of 2004 Plan Shares ceases to be employed by a Mayne Group company, the participating employee has two months to either:

- give notice to the Plan Manager to sell all the 2004 Plan Shares held by the Plan Manager on behalf of the participating employee. The proceeds of the sale (after deducting all costs of sale) must be paid to the participating employee; or

- give notice to the Plan Manager to transfer the 2004 Plan Shares held on behalf of the participating employee, to the participating employee. Any costs or duties incurred by the Plan Manager in transferring the 2004 Plan Shares to the participating employee are to be reimbursed by the participating employee.

If the participating employee does not notify the Plan Manager within 2 months that he or she wishes to have the 2004 Plan Shares sold, the 2004 Plan Shares will be transferred to the participating employee and registered in the employee's name.

However, because the Demerger Date (being the date upon which a participating employee may cease to be employed by a Mayne Group company) occurs after the Record Date for determining entitlement to participate in the Capital Reduction, the Plan Manager will be entitled to receive the new Mayne Pharma Shares as set out below.

Entitlement to Mayne Pharma Shares

The 2004 Plan Shares will participate in the Capital Reduction on the same basis as all other Mayne Shares.

As the registered holder of the 2004 Plan Shares, the Plan Manager is entitled to receive under the Scheme the new Mayne Pharma Shares to be issued in satisfaction of the Capital Reduction Entitlement due in respect of all 2004 Plan Shares. The new Mayne Pharma Shares issued on Demerger will be an accretion in respect of the 2004 Plan Shares, and the Plan Manager may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the accretion, to the participating employee.

The Plan Manager has determined that all Mayne Pharma Shares issued in respect of 2004 Plan Shares will be sold by the Plan Manager with the net proceeds of sale to be remitted to each participating employee. This determination applies to both 2004 Plan Shares held by employees who continue to be employed by the Mayne Group after the Demerger Date and 2004 Plan Shares held by employees whose employment with the Mayne Group is terminated on the Demerger Date.

Voting at the General Meeting and the Scheme Meeting

Each participating employee may give notice no later than 10:00 am on Sunday 13 November 2005 instructing the Plan Manager how to vote in respect of the resolutions to be considered at the General Meeting and the Scheme Meeting. Upon receipt of a valid instruction from a participating employee, the Plan Manager will exercise the voting rights attaching to the 2004 Plan Shares in accordance with those instructions. In the absence of such instructions, the Plan Manager will vote at the General Meeting in favour of the Capital Reduction Resolution and the change of name resolution and will vote at the Scheme Meeting in favour of the resolution to approve the Scheme.

(c) Mayne ESOS

Early exercise of options

As described in Part 6.2, an option may be exercised at any time following the fourth anniversary of the date of grant of the option (or such earlier date as the board of directors of Mayne determine) or within one year after the relevant employee's employment with Mayne Group ceases including where the employer ceases to be a subsidiary of Mayne or where the employee transfers employment to a subsidiary of Mayne which ceases to be a participating Mayne Group company.

On the Demerger Date, Mayne Pharma, existing subsidiaries of Mayne Pharma and Faulding will cease to be Mayne Group companies. Therefore, Mayne Pharma Employees and Faulding Employees will cease to be employees of Mayne Group companies on the Demerger Date and will be entitled to exercise any options held by them for a period of one year from the Demerger Date. In addition, certain employees of other companies within the Mayne Group will transfer their employment to Mayne Pharma as part of the Demerger and will cease to be employed by a participating Mayne Group company on the Demerger Date. These employees will also be entitled to exercise any options held by them for a period of one year from the Demerger Date.

Seven of the 11 remaining participants in the Mayne ESOS will cease to be employed by a Mayne Group company on the Demerger Date and will therefore be entitled to exercise their options within the one year period described above at the reduced exercise price described below. Two further participants have already left employment with the Mayne Group and will be entitled to exercise their options within one year from the date of the cessation of their employment at that reduced exercise price. The 2 remaining participating employees will not be able to take advantage of the early exercise of Mayne Options unless their employment with the Mayne Group (or the AustCo Group following the Demerger) is terminated for another reason as set out in Part 6.2 of this document.

Number of options and exercise price

The Mayne ESOS provides that if Mayne undertakes a reduction of capital, the number of options or the basic exercise price, or both, may be reorganised in a manner determined by the board of directors of Mayne and which complies with the Listing Rules. Listing Rule 7.22.3 provides that in a return of capital, the number of options must remain the same and the exercise price of each option must be reduced by the same amount as the amount of the capital return. The Mayne Board has determined that the exercise price of each option outstanding under the Mayne ESOS will be reduced by the Capital Reduction Amount, which is A$2.49.

This reduction applies to both options held by employees who continue to be employed by the Mayne Group after the Demerger Date and options held by employees whose employment with the Mayne Group is terminated on the Demerger Date.

Review of Mayne ESOS

If the AustCo Board decides that options will be issued after the Demerger, it will review the terms of the Mayne ESOS to determine whether these terms are appropriate for the grant of options to AustCo executives, and, if not, will either cause the terms of the Mayne ESOS to be amended or introduce a new option incentive plan.

(d) Mayne SESTIP

Under the terms of the Mayne SESTIP, if a participating employee ceases to be employed by a Mayne Group company:

- in relation to Deferred Shares, if the participating employee ceases to be employed by a Mayne Group company during the period of three years from the date of the award, subject to the board of directors of Mayne exercising a discretion to the contrary, all interest of the participating employee in the Deferred Shares is immediately extinguished; and
- in relation to Elective Shares, legal title to all Elective Shares will be transferred to the participating employee 12 months after he or she ceases to be employed by a Mayne Group company.

On the Demerger Date, Mayne Pharma, existing subsidiaries of Mayne Pharma and Faulding will cease to be Mayne Group companies. Therefore, Mayne Pharma Employees and Faulding Employees will cease to be employees of Mayne Group companies on the Demerger Date. In addition, certain employees of other companies within the Mayne Group will transfer their employment to Mayne Pharma as part of the Demerger and will cease to be employed by a participating Mayne Group company on the Demerger Date.

The Mayne Board has exercised its discretion to vest all Deferred Shares held on behalf of all participating executives (whether or not they will cease employment as a consequence of the Demerger), on the basis that those Deferred Shares should be transferred to the Executive 12 months after implementation of the Demerger, and that until such time the Executive should be restricted from trading in those shares. All Mayne Pharma Shares issued to the Trustee on implementation of the Demerger will be vested in the relevant executive following the Demerger without any restriction on trading.

Legal title to Elective Shares held by such employees under the Mayne SESTIP will be transferred to the employee 12 months after the Demerger Date.

After the Demerger, the AustCo Board will review the terms of the Mayne SESTIP to determine whether these terms are appropriate for the grant of short term incentives to AustCo Group executives and, if not, will either cause the terms of the Mayne SESTIP to be amended or introduce a new short term incentive plan.

(e) Mayne PSP

The terms of the Mayne PSP provide that if a participating employee ceases to be an employee of a Mayne Group company before an SAR has vested by reason of his or her redundancy or other reason with the approval of the board of directors of Mayne and at that time the participating employee continues to satisfy any other relevant conditions imposed at the time of grant of the SARs, the board of directors of Mayne may determine the extent to which SARs granted to the participating employee will vest. If no determination is made by the Mayne Board, all SARs held by the participating employee will lapse. Alternatively, if a participating employee ceases to be an employee of a Mayne Group company for any other reason or ceases to satisfy any other relevant conditions imposed by the board of directors of Mayne at the time of grant, all SARs held by the participating employee will lapse.

Mr Stuart James, the Group Managing Director and Chief Executive Officer of Mayne is the only participating employee of the Mayne PSP.

Part 8.8 of this document describes Mr James' entitlement to SARs following the termination of his appointment as Group Managing Director and Chief Executive Officer of Mayne upon the Demerger becoming effective.

After the Demerger, the AustCo Board will review the terms of the Mayne PSP to determine whether these terms are appropriate for the grant of share acquisition rights to AustCo Group executives and, if not, will either cause the terms of the Mayne PSP to be amended or introduce a new performance share plan.

(f) Mayne NEDP

Mayne Shares purchased under the Mayne NEDP will be treated in the same manner as all other Mayne Shares and the non-executive directors will each be entitled to all Mayne Pharma shares allocated to them under the Scheme without any restriction on trading.

Those non-executive directors who become non-executive directors of Mayne Pharma, and cease to hold office with Mayne as a result of the Demerger will become entitled to all Mayne Shares purchased under the Mayne NEDP on cessation of office. All Mayne Shares purchased on behalf of non-executive directors who continue to hold office with AustCo after the Demerger will be retained in the Mayne NEDP.

6.4 Mayne Pharma Share plans and option plans

The Mayne Pharma Board has adopted the following employee and executive incentive plans (the 'Mayne Pharma Incentive Plans'):

- the Mayne Pharma Employee Share Plan (the 'Mayne Pharma ESP');
- the Mayne Pharma Executive Share Option Plan (the 'Mayne Pharma ESOP'); and
- the Mayne Pharma Senior Executive Short Term Incentive Plan (the 'Mayne Pharma SESTIP').

The Mayne Pharma Board does not presently propose to adopt a performance share plan but may at some time after the Demerger decide to establish such a plan.

The Mayne Pharma Incentive Plans are intended to align the interests of employees and executives of the Mayne Pharma Group with Mayne Pharma shareholders and are regarded as an integral component of Mayne Pharma's remuneration strategy.

The Mayne Pharma Directors may by resolution revoke, add to, or vary all or any of the provisions of the Mayne Pharma Incentive Plans, or all or any of the rights or obligations of the participants in any of them, provided that the interests of the participants are not, in the

The Mayne Pharma Board proposes to adopt a non-executive directors' share plan, the terms of which will be determined following implementation of the Demerger having regard to current market practice for such plans.

(a) Mayne Pharma ESP

The Mayne Pharma ESP allows eligible employees to acquire Mayne Pharma Shares from the plan trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than A$1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma ESP by the plan trustee.

The plan trustee will remain the registered holder of Plan Shares until they are transferred to the participant in accordance with the terms of the Mayne Pharma ESP.

No purchase price

No purchase price will be payable by participating employees for Plan Shares. Mayne Pharma will contribute to the plan trustee the amount required to acquire shares on behalf of participating employees and the plan trustee will then, at the election of Mayne Pharma, either purchase or subscribe for Mayne Pharma Shares on behalf of the participant.

Restrictions on disposal

Shares acquired by participants under the Mayne Pharma ESP may not be disposed of until a waiting period of 3 years from the date that the shares are acquired has expired or the relevant employee has ceased to be employed by a Mayne Pharma Group company.

Transfer to or sale on behalf of participant

On expiry of the 3 year waiting period, the participating employee has two months to either:

- give notice to the plan trustee to sell all the Plan Shares held by the plan trustee on behalf of the participating employee, following which the proceeds of the sale (after deducting all costs of sale) must be paid to the participating employee; or
- give notice to the plan trustee to transfer the Plan Shares held on behalf of the participating employee, to the participating employee. Any costs or duties incurred by the plan trustee in transferring the Plan Shares to the participating employee are to be reimbursed by the participating employee.

Cessation of employment

If a holder of Plan Shares ceases to be employed by a Mayne Pharma Group company or the employer of the participating employee ceases to be a Mayne Pharma Group company, the participating employee has two months to either:

- give notice to the plan trustee to sell all the Plan Shares held by the plan trustee on behalf of the participating employee. The proceeds of the sale (after deducting all costs of sale) must be paid to the participating employee; or
- give notice to the plan trustee to transfer the Plan Shares held on behalf of the participating employee, to the participating employee. Any costs or duties incurred by the plan trustee in transferring the Plan Shares to the participating employee are to be reimbursed by the participating employee.

If the participating employee does not notify the plan trustee within 2 months that he or she wishes to have the Plan Shares sold, the Plan Shares will be transferred to the participating employee.

(b) Mayne Pharma ESOP

Under the Mayne Pharma ESOP, selected Mayne Pharma executives will be eligible to receive options over Mayne Pharma Shares. Options may be offered to Mayne Pharma executives at such times and on such terms as the Mayne Pharma Board from time to time decides.

Issue price

No consideration will be payable on the grant of options, unless the board of directors of Mayne Pharma Board decides otherwise.

Exercise price

The exercise price payable on the exercise of an option will be determined by the Mayne Pharma Board when the option is granted. Under the terms of the Mayne Pharma ESOP, the exercise price is subject to adjustment if Mayne Pharma Shares are offered to Mayne Pharma shareholders by way of a bonus issue or rights issue prior to the exercise of the options, or if there is any reorganisation of the issued capital of Mayne Pharma (including by way of capital reduction, share buy-back or cancellation).

Exercise conditions

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles will be determined by the Mayne Pharma Board when the option is granted. The Mayne Pharma Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any circumstances in its discretion, including:

- in circumstances where the relevant Mayne Pharma executive's employment with a member of the Mayne Pharma Group terminates as a result of redundancy, total and permanent disablement or death; and
- if a takeover bid or scheme of arrangement is made in respect of the company and the Mayne Pharma Board determines exercise of the option to be appropriate.

Delivery of shares

The Mayne Pharma Shares to which a Mayne Pharma executive may become entitled on exercise of an option may be delivered to the executive by issuing those shares, purchasing those shares on market at prevailing prices and transferring them to the executive or by procuring that shares previously purchased on market are transferred to the executive from a trust established in connection with Mayne Pharma ESOP.

Lapse of options

Options in respect of which the exercise conditions have been satisfied will lapse on the earlier of:

- the date, which may be up to a maximum of 10 years after the date of grant of the option, which is determined by the Mayne Pharma Board when the option is granted;
- in circumstances where the relevant Mayne Pharma executive ceases to be employed by a member of the Mayne Pharma Group as a result of resignation, the date 3 months after the cessation of employment;
- in circumstances where the relevant Mayne Pharma executive ceases to be employed by a member of the Mayne Pharma Group as a result of retirement, total and permanent disability or redundancy, the date 6 months after the cessation of employment;
- in circumstances where the relevant Mayne Pharma executive ceases to be employed by a member of the Mayne Pharma Group as a result of the executive's death, the date 12 months after the cessation of employment;
- in circumstances where the relevant Mayne executive ceases to be employed by a member of the Mayne Pharma Group for any reason other than those specified above, the date on which the executive ceases to be in the employment of the Mayne Pharma Group; and
- the date on which the option lapses pursuant to a takeover, scheme of arrangement or winding up of Mayne Pharma.

Options in respect of which the exercise conditions have not been satisfied and the Mayne Pharma Board has not otherwise determined that the options are exercisable will lapse on the earlier of:

- the date, which may be up to a maximum of 10 years after the date of grant of the option, which is determined by the board of directors of Mayne Pharma when the option is granted;
- the date on which the Mayne Pharma executive ceases to be employed by a member of the Mayne Pharma Group for any reason; and
- the date on which the option lapses pursuant to a takeover, scheme of arrangement or winding up of Mayne Pharma.

(c) Mayne Pharma SESTIP

Under the Mayne Pharma SESTIP, the Mayne Pharma Board may award an incentive amount to selected senior executives of Mayne Pharma (an 'Award'), with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma executives are required to take a minimum of 40% (or such other percentage as the Mayne Pharma Board determines) of each Award as deferred Mayne Pharma Shares ('Deferred Shares'). Mayne Pharma executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma Shares ('Elective Shares'), with the balance of the Award payable in cash.

Award

The Award is based on performance for the year which is to be tested against specific performance and service conditions before an Award is made.

Satisfaction of an Award

If the Mayne Pharma Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma must pay the cash component of the Award to the participant and provide funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') sufficient to permit the Trustee to acquire such number of Mayne Pharma Shares as is equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

Vesting of Mayne Pharma Shares

Deferred Shares are held on behalf of the Mayne Pharma executive by the Trustee for a three year vesting period from the date of the relevant Award and, unless the Mayne Pharma Board otherwise determines, will only vest at the end of those three years if the executive remains employed by a Mayne Pharma Group company.

During the three year vesting period, the Mayne Pharma executive is entitled to all dividends paid on the Deferred Shares and corporate actions involving the Deferred Shares and will be entitled to instruct the Trustee how to vote the Deferred Shares.

The relevant executive is, against the Trustee, absolutely entitled to all Elective Shares from the date of the relevant Award. Legal title to Elective Shares does not transfer to the executive until 12 months after the executive ceases to be employed by a Mayne Pharma Group company.

Dealing in Mayne Pharma Shares

Mayne Pharma executives are not entitled to transfer, assign or purport to deal with any interest in Mayne Pharma Shares (whether Elective Shares or Deferred Shares that have vested) until the earlier of the expiration of the period determined by the Mayne Pharma Board (or, in the absence of such determination, 10 years after the date of the relevant Award) or the date which is 12 months after the Mayne Pharma executive ceases to be employed by a Mayne Pharma Group company. Mayne Pharma is entitled to implement any procedure it deems necessary or appropriate that restricts a Mayne Pharma executive from dealing with the Mayne Pharma Shares.

If a takeover bid is made for Mayne Pharma or, in the reasonable opinion of the Mayne Pharma Board, another transaction is proposed pursuant to which control of Mayne Pharma may pass to another party and the Mayne Pharma Board recommends the transaction, then all Mayne Pharma Shares held by the Trustee for each executive will immediately vest. In addition, provided the executive remains employed by the Mayne Pharma Group, the entire current year Award will be granted to the executive unless the Mayne Pharma Board determines that performance against the relevant hurdles does not warrant the grant of the Award to the relevant Executive.

Capital reorganisations and issues

If Mayne Pharma's capital is reorganised (including through a share split, consolidation or bonus issue) all shares resulting from the reorganisation will be held on the same terms as the original underlying shares.

PART 7

7.1 General

This part of the document provides a guide to the general tax implications that will arise for Mayne shareholders as a result of the implementation of the Capital Reduction and the Scheme by Mayne, including a summary of the consequences of the application of the demerger rules in the Australian income tax legislation. It does not purport to be a complete analysis or to identify all potential tax consequences from the Capital Reduction and the Scheme.

The tax consequences of the Capital Reduction and the Scheme for Mayne shareholders who are tax residents in Australia, the United States, the UK and New Zealand are summarised below.

This document does not contain a discussion of the possible tax implications in foreign jurisdictions of the Capital Reduction or the Scheme for Mayne shareholders who are not tax residents of Australia, the United States, the UK or New Zealand.

Mayne recommends that all Mayne shareholders obtain specialist tax advice as to the tax consequences of the Capital Reduction and the Scheme.

7.2 Australian income tax consequences of the Demerger

(a) Scope

Following is a summary of the Australian income tax consequences of the Capital Reduction and the Scheme, based on the legislation enacted at the date of this document.

This summary in Part 7.2 is not applicable to all Mayne shareholders and, in particular, does not discuss the tax implications arising in foreign jurisdictions for non-Australian resident Mayne shareholders that participate in the Capital Reduction and the Scheme, nor does it apply to:

- Mayne shareholders who do not hold their Mayne Shares as capital assets (for example, shareholders who hold their Mayne Shares as trading stock or revenue assets); or
- Mayne employees whose shares are subject to the employee share acquisition scheme tax rules (Mayne employees will be separately advised of the tax implications for them under the Demerger).

(b) Application of Australian demerger legislation

Mayne shareholders who are residents of Australia for income tax purposes will be eligible for roll-over relief under the demerger rules in the Australian tax legislation (referred to as 'demerger roll-over relief'). Mayne expects that this treatment will be confirmed in a Class Ruling to be published by the ATO before the Scheme Meeting.

In broad terms, demerger roll-over relief will allow Mayne shareholders to choose to defer the capital gains tax consequences of the CGT event arising on the implementation of the Capital Reduction and Scheme.

The discussions in Parts 7.2(c) to 7.2(f) below apply to Australian resident Mayne shareholders who choose demerger roll-over relief for all of their Mayne Shares.

The income tax implications for Australian resident Mayne shareholders who do not choose demerger roll-over relief are discussed in Part 7.2(g) below.

(c) Treatment of the Capital Reduction

Under the Demerger, Mayne shareholders will be taken to have received a Capital Reduction Entitlement of A$2.49 per share, which is compulsorily reinvested to acquire Mayne Pharma Shares as part of the Scheme.

Where a shareholder chooses demerger roll-over relief, the Capital Reduction will not give rise to either a capital gain or loss for the shareholder.

(d) Capital gains tax cost base – allocation between AustCo Shares and Mayne Pharma Shares

The demerger roll-over relief rules will change the capital gains tax cost base ('cost base') of existing Mayne Shares and determine the new cost base of AustCo Shares and Mayne Pharma Shares held after the Demerger. In general terms, the choice to benefit from demerger roll-over relief will result in the following outcomes:

- where a shareholder acquired their Mayne Shares after 19 September 1985 ('post-CGT'), the shareholder will be required to apportion the existing cost base of their Mayne Shares over both their AustCo Shares and their Mayne Pharma Shares;
- where a shareholder acquired their Mayne Shares before 20 September 1985 ('pre-CGT'), the shareholder's AustCo Shares and Mayne Pharma Shares will also be treated as pre-CGT shares; and
- where a shareholder owns both pre-CGT and post-CGT Mayne Shares, the shareholder will be required to adopt the treatment identified above in proportion to the number of pre-CGT and post-CGT Mayne Shares they hold.

The apportionment of the cost base of post-CGT Mayne Shares between the AustCo Shares and the Mayne Pharma Shares will require that the shareholder consider the anticipated or actual market values of AustCo Shares and Mayne Pharma Shares just after the Demerger.

As a guide, Mayne shareholders may wish to use the volume weighted average price ('VWAP') of AustCo Shares and Mayne Pharma Shares sold on the ASX over the first five days of trading commencing on the first day on which both AustCo Shares and Mayne Pharma Shares trade on the ASX. Shareholders will be notified of these VWAPs shortly after the end of this trading period. Mayne expects the basis for determining the cost base of a shareholder's AustCo Shares and Mayne Pharma Shares (after the Demerger is completed) to be confirmed by the ATO in its Class Ruling.

Example of how to apportion cost base

The example below is for illustrative purposes only, and the VWAPs stated should not be taken as an indication of the likely VWAP for AustCo Shares and Mayne Pharma Shares from the Listing Date. No assurance can be, or is, given as to the prices at which AustCo Shares and Mayne Pharma Shares will trade after the Demerger, either in stand-alone or relative terms.

A shareholder owns 2,000 post-CGT Mayne Shares acquired on 1 July 2004. The shareholder's cost base per Mayne Share is A$4.75, meaning their total cost base for all of their shares is A$9,500. Under the Demerger, the shareholder will receive one Mayne Pharma Share for every Mayne Share held at the Record Date.

The shareholder chooses demerger roll-over relief in relation to all of their Mayne Shares in respect of the Demerger. As a result, the shareholder will be required to apportion the cost base of their Mayne Shares between their 2,000 AustCo Shares and their 2,000 Mayne Pharma Shares on the basis of the respective anticipated or actual market values of the shares just after the Demerger.

- The cost base of their AustCo Shares after the Demerger will be calculated as:

$$\frac{\text{Total cost base of Mayne Shares}}{\text{Number of AustCo Shares}} \times \frac{\text{Market Value ('MV') of AustCo Shares}}{\text{MV of AustCo Shares + MV of Mayne Pharma Shares}}$$

- The cost base of Mayne Pharma Shares after the Demerger will be calculated as:

$$\frac{\text{Total cost base of Mayne Shares}}{\text{Number of Mayne Pharma Shares}} \times \frac{\text{MV of Mayne Pharma Shares}}{\text{MV of AustCo Shares + MV of Mayne Pharma Shares}}$$

If the shareholder decides to use the VWAP referred to above to calculate its post-Demerger cost bases, and the VWAP of AustCo Shares is between A$2.25 and A$3.00 and that of Mayne Pharma Shares is between A$2.25 and A$3.00, then, based on the calculation above, the cost base of their AustCo Shares and their Mayne Pharma Shares after the Demerger will be as described in the table below.

	VWAP of Mayne Pharma Shares*			
VWAP of AustCo Shares*	**A$2.25**	**A$2.50**	**A$2.75**	**A$3.00**
A$2.25	2.38/*2.38*	2.25/*2.50*	2.14/*2.61*	2.04/*2.71*
A$2.50	2.50/*2.25*	2.38/*2.38*	2.26/*2.49*	2.16/*2.59*
A$2.75	2.61/*2.14*	2.49/*2.26*	2.38/*2.38*	2.27/*2.48*
A$3.00	2.71/*2.04*	2.59/*2.16*	2.48/*2.27*	2.38/*2.38*

* A$ cost base of AustCo Shares/*A$ cost base of Mayne Pharma Shares* (in each case rounded to 2 decimal places)

The sum of the total cost bases of the shareholder's AustCo Shares and Mayne Pharma Shares (being the cost base per AustCo Share multiplied by the number of AustCo Shares held and the cost base per Mayne Pharma Share multiplied by the number of Mayne Pharma Shares held) will be equal to the cost base of the shareholder's Mayne Shares pre-Demerger.

(e) Disposal of AustCo Shares after the Demerger

Pre-CGT AustCo Shares

The taxation treatment of the sale of shares in AustCo which were acquired as pre-CGT Mayne Shares will not be affected by the Demerger.

Post-CGT AustCo Shares

Choosing demerger roll-over relief will alter the cost base of Mayne Shares held at the time of the Demerger as discussed at Part 7.2(d) above.

Upon a subsequent sale of those shares, which will after the Demerger represent shares in AustCo, certain Mayne shareholders (such as individuals and superannuation funds who have held their shares for more than 12 months) may be entitled to the CGT discount concession (i.e. a 50% discount for individuals and a $33^1/_3$% discount for superannuation funds). Alternatively, Mayne shareholders who acquired their shares before 22 September 1999 may be able to claim cost base indexation until the September 1999 quarter.

(f) Disposal of Mayne Pharma Shares after the Demerger

General

Each new Mayne Pharma Share will be deemed to have been acquired by the relevant shareholder on the same date as that on which the original Mayne Share which gave rise to the entitlement to that Mayne Pharma Share was acquired. This deemed acquisition date will be relevant for indexation or the CGT discount concession, if available. Accordingly, upon a subsequent sale of Mayne Pharma Shares, certain Mayne shareholders (such as individuals and superannuation funds who have held their Mayne Shares for more than 12 months at the Demerger Date (expected to be 30 November 2005)) may be entitled to benefit from the CGT discount concession (i.e. 50% discount for individuals and $33^1/_3$% discount for superannuation funds). Alternatively, Mayne shareholders who acquired their Mayne Shares before 22 September 1999 may be able to claim cost base indexation of their Mayne Pharma Shares until the September 1999 quarter.

Pre-CGT Mayne Pharma Shares

Holders of pre-CGT Mayne Shares will be treated as acquiring their Mayne Pharma Shares pre-CGT if they choose demerger roll-over relief (refer 7.2(d) above). Broadly, this will mean that any capital gain realised on the sale of those pre-CGT Mayne Pharma Shares will not be subject to tax.

(g) CGT consequences of the Demerger if a shareholder does not elect CGT demerger relief

If a shareholder does not elect CGT demerger relief :

- the shareholder will realise a capital gain in respect of the Capital Reduction Entitlement on each of their post-CGT Mayne Shares if the Capital Reduction Entitlement applicable to each post-CGT Mayne Share is greater than the cost base of that original Mayne Share. The capital gain will equal the difference between the Capital Reduction Entitlement and the cost base. This capital gain may be eligible for discount CGT treatment (as discussed in Part 7.2(e) above). Mayne shareholders cannot realise a capital loss as a result of the Capital Reduction Entitlement. Shareholders holding pre-CGT Mayne Shares will not realise a capital gain in respect of those shares;
- the cost base of the Mayne Shares held by the shareholder at the Record Date (which after the Demerger will represent shares in AustCo) and the Mayne Pharma Shares issued to the shareholder under the Demerger will be determined in accordance with the principles described in Part 7.2(d) (i.e. on the same basis as if the shareholder had elected CGT demerger relief); and
- all of the Mayne Pharma Shares issued to that shareholder under the Demerger will be treated as post-CGT shares, even if some or all of the shareholder's original Mayne Shares are pre-CGT shares. Further, pre-CGT Mayne shareholders will have a total cost base in the Mayne Pharma Shares they acquire equal to the total Capital Reduction Entitlement amount they receive, being equal to A$2.49 per AustCo Share.

7.3 Non-resident Mayne shareholders

Mayne shareholders who are not residents of Australia will not be subject to the Australian CGT rules unless they hold (together with their associates) at least 10% (by value) of AustCo Shares or Mayne Pharma Shares any time within the 5 years preceding a disposal or other CGT event in relation to those shares.

Mayne recommends that non-resident Mayne shareholders consult their tax advisors to assess the tax costs arising in their jurisdiction from the Capital Reduction and Scheme, including details of the applicable laws and tax return reporting requirements.

7.4 US resident Mayne shareholders

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that: (i) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) shareholders should seek advice based on their particular circumstances from an independent tax advisor.

(a) General

This part of the document sets out the material US federal income tax consequences of the Capital Reduction and Scheme to US holders, as defined below. It applies only to US holders who hold Mayne Shares or ADRs (and will hold Mayne Pharma Shares, if any, distributed to them pursuant to the Scheme) as capital assets. It does not apply to US holders who are subject to special rules, such as US holders who are banks, insurance companies, pension funds, tax exempt organisations, dealers in securities or foreign currencies, traders in securities who use a mark-to-market method of accounting for their securities holdings, investors in pass through entities, US holders who acquired their Mayne Shares or ADRs in connection with stock option or stock purchase plans or in other compensatory transactions, or US holders who hold Mayne Shares or ADRs as part of a straddle or a hedging or conversion transaction.

For the purposes of this part, a 'US holder' is a beneficial owner of Mayne Shares or ADRs who is (i) a citizen or resident of the US, (ii) a corporation created or organised in the US or any political subdivision thereof, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This discussion is based on the US Internal Revenue Code of 1986 (the 'Code'), as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based on customary assumptions, including assumptions that each company will continue to operate its respective business in substantially the same form following the Demerger, that neither company has a plan or intention to dispose of substantial business assets and that, at the time of the Demerger, there is no plan or intention on behalf of the shareholders to sell a substantial portion of either their AustCo Limited or Mayne Pharma Shares.

Events subsequent to the date of this document, such as additional tax legislation, court decisions, or administrative changes, could affect the US federal income tax consequences of the Scheme. The conclusions set out in this Part 7.4 are not binding on the US Internal Revenue Service and no ruling has been or will be requested from the US Internal Revenue Service concerning the US federal income tax consequences. No assurance can be given that the US Internal Revenue Service would not successfully assert different positions from those discussed herein.

The discussion in this Part 7.4 is intended only as a summary of certain US federal income tax consequences and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Accordingly, US holders are encouraged to consult their own tax advisors as to the US federal, as well as the US state and local and non US tax consequences for them in their particular circumstances, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws.

For US federal income tax purposes, the Capital Reduction and Scheme should be disregarded and the transaction should be treated as a distribution of the Mayne Pharma Shares by Mayne to its shareholders. The US federal income tax consequences for a US holder receiving the Mayne Pharma Shares will depend on whether the distribution is treated as tax free or taxable distribution, as described below.

(b) Tax free distribution

Mayne intends to take the position that the Scheme meets the requirements for a tax free distribution pursuant to section 355 of the Code. Consequently, a US holder of Mayne Shares should not recognise gain or loss on the receipt of the Mayne Pharma Shares. A US holder should allocate its tax basis in Mayne Shares, determined immediately prior to the distribution of Mayne Pharma Shares, between the holder's Mayne Shares on the one hand and the Mayne Pharma Shares received from the holding of Mayne Shares on the other, in proportion to their relative fair market values on the date the Mayne Pharma Shares are distributed.

Accordingly, a US holder's tax basis in Mayne Pharma Shares will equal the holder's tax basis in its Mayne Shares, determined immediately before the distribution of Mayne Pharma Shares, multiplied by a fraction, the numerator of which is the fair market value of the Mayne Pharma Shares received from the holding of Mayne Shares, determined as of the date of the distribution, and the denominator of which is the fair market value, determined as of the date of the distribution of Mayne Pharma Shares, of (i) the holder's Mayne Shares (to be renamed to AustCo Shares) plus (ii) the Mayne Pharma Shares received from the holding of Mayne Shares. In addition, the holder will have a holding period for the Mayne Pharma Shares received that includes the holder's holding period for the Mayne Shares in respect of which the Mayne Pharma Shares were received.

The US holder of Mayne Shares should recognise a capital gain or loss on a subsequent sale or other disposition of Mayne Pharma Shares equal to the difference between the US dollar value of the amount realised and the holder's US dollar tax basis in the Mayne Pharma Shares. Capital gain of a non-corporate US holder that is recognised before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder's holding period is greater than one year. The use of capital losses to calculate taxable income is subject to limitations.

Although the matter is somewhat unclear, a US ADR Holder should determine the tax basis in their ADRs in the same manner as described above. Proceeds received from the sale by the ADR Depository of Mayne Pharma Shares on behalf of each US ADR Holder, will be remitted to the relevant ADR Holder and US ADR Holders should recognise capital gain or loss on the basis described in the preceding paragraph.

(c) Taxable distribution

If it is subsequently determined that the Scheme does not meet the requirements of section 355 of the Code, a US holder of Mayne Shares will be treated as receiving a taxable distribution in an amount equal to the US dollar value of the Mayne Pharma Shares received from the holding of Mayne Shares. The distribution will be treated as a dividend to the extent of Mayne's current and accumulated earnings and profits (as determined under US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder's basis in each Mayne Share and thereafter as capital gain.

Such US holder will have a tax basis in the Mayne Pharma Shares equal to the US dollar value of those Mayne Pharma Shares on the date of the distribution and will have a holding period for the Mayne Pharma Shares that begins on the day after the date of the distribution.

Although the matter is somewhat unclear, a US ADR Holder should be treated as receiving a taxable distribution as described above. The subsequent sale of the Mayne Pharma Shares by the ADR Depository should then be treated as a sale by the US ADR Holder, and the US ADR Holder should recognise capital gain or loss equal to the difference between the US dollar value of the Mayne Pharma Shares on the date of the distribution and the amount of proceeds distributed to such US ADR Holder.

(d) Currency conversions

In order to calculate for US tax purposes any amount in US dollars, Mayne shareholders should use the prevailing Australian dollar to US dollar exchange rate on the Demerger Date.

7.5 UK resident Mayne shareholders

(a) Scope

The following discussion is intended only as a summary of certain United Kingdom tax consequences based on current United Kingdom tax legislation and HM Revenue and Customs practice. The summary is intended as a general guide. It does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, United Kingdom shareholders are urged to consult their own tax advisors concerning the specific tax consequences to them of the Capital Reduction and the Scheme.

It relates only to the position of Mayne shareholders who hold their shares beneficially as an investment and who are resident or ordinarily resident in the United Kingdom for tax purposes. The comments below do not apply to certain classes of persons such as dealers, persons holding Mayne Shares in an individual savings account, trustees of certain trusts, employees who are holding their shares as part of an employee share scheme or persons who, together with connected persons, hold more than 5% of the issued share capital of Mayne.

(b) Treatment of the Demerger

The Demerger should constitute a scheme of reconstruction of Mayne within section 136 of the Taxation of Chargeable Gains Act 1992. As a result, United Kingdom resident shareholders should not be treated as having made a disposal of their Mayne Shares for capital gains tax or corporation tax purposes as a result of the Demerger. This means that no chargeable gain or allowable loss should arise for Mayne shareholders as a result of the Demerger. Instead, the Mayne Pharma Shares issued on the Demerger should be regarded as the same asset as the original holding of the Mayne Shares, acquired on the same date and for the same consideration as such shares were acquired. The shareholders' original base cost in the Mayne Shares will, following the Demerger, be apportioned between the two new holdings of AustCo Shares and Mayne Pharma Shares in proportion to the relative market values of the AustCo Shares and the Mayne Pharma Shares on the first day of dealing in each of them.

(c) Disposal of AustCo Shares

On a subsequent disposal of AustCo Shares, the adjusted base cost will be used in the calculation of any United Kingdom tax on chargeable gains or corporation tax. A disposal of AustCo Shares by a shareholder who is resident or ordinarily resident in the United Kingdom for tax purposes may, depending on such shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to liability to United Kingdom capital gains tax or corporation tax.

An individual AustCo shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom capital gains tax only to the extent that gains made on the disposal of AustCo Shares are remitted or deemed to be remitted to the United Kingdom.

(d) Disposal of Mayne Pharma Shares

On a subsequent disposal of Mayne Pharma Shares, the base cost established on the acquisition of the Mayne Pharma Shares under the Scheme (set out in Part 7.5(b)) will be used in the calculation of any United Kingdom capital gains tax or corporation tax. A disposal of Mayne Pharma Shares by a shareholder who is resident or ordinarily resident in the United Kingdom for tax purposes may, depending on each shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

An individual Mayne shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom capital gains tax only to the extent that chargeable gains made on the disposal of the Mayne Pharma Shares are remitted or deemed to be remitted to the United Kingdom.

7.6 New Zealand Mayne shareholders

(a) Capital Reduction Entitlements treated as dividends for New Zealand tax purposes

The Capital Reduction Entitlements of Mayne shareholders under the Demerger are treated as dividends for New Zealand tax purposes.

(b) New Zealand individual Mayne shareholders

Because Capital Reduction Entitlements are treated as dividends for New Zealand tax purposes, they will be gross income in the hands of New Zealand tax resident individual Mayne shareholders. Such Mayne shareholders will be required to include the relevant dividend (i.e. the Capital Reduction Entitlement) in their tax return (and pay income tax accordingly) for the tax year in which the Demerger Date falls. It is not anticipated that any Australian withholding tax will be deducted from Capital Reduction Entitlements. Accordingly, New Zealand tax resident individual shareholders will be unable to claim any amount of foreign tax credits partly or wholly to offset their New Zealand tax liabilities in respect of the dividends which they are treated as having received for New Zealand tax purposes.

(c) New Zealand corporate Mayne shareholders

Although Capital Reduction Entitlements are treated as dividends for New Zealand tax purposes, because Mayne is a foreign company, they will be exempt income of New Zealand resident companies (other than corporate trustees) which are Mayne shareholders. New Zealand resident company Mayne shareholders will, however, be required to pay a dividend withholding payment ('DWP') at the rate of 33% of the amount of the relevant dividend (i.e. the Capital Reduction Entitlement), within 20 days of the end of the calendar quarter in which the Demerger Date falls. As it is not anticipated that any Australian withholding tax will be deducted from Capital Reduction Entitlements, the DWP liability will not be reduced on account of foreign withholding tax credits. The payment of DWP will generate DWP credits which will be able to be attached to subsequent dividends paid by the New Zealand resident company to its shareholders.

In the case of some New Zealand resident company Mayne shareholders, relief from the DWP liability may be available under the conduit tax rules or the underlying foreign tax credit rules (although in the latter case, only if the relevant corporate shareholder holds a minimum 10% sufficient interest in Mayne). Such Mayne shareholders are advised to consult their tax advisors as to the availability of any such relief in the circumstances.

(d) Revenue account shareholders

Although New Zealand does not have a general capital gains tax, amounts derived from the sale of shares by a New Zealand taxpayer who is in the business of dealing in shares, or who acquires shares for the purpose of sale or other disposition are, after deduction of any historic cost base in the shares, subject to income tax. Such taxpayers are said to hold shares on revenue account.

The Demerger does not, from a New Zealand tax perspective, involve a sale or disposal of Mayne Shares by any Mayne shareholders who hold Mayne Shares, including those who hold shares on revenue account. Further, the cost base, for New Zealand income tax purposes, of Mayne shareholders who hold Mayne Shares on revenue account, will not be affected by the Demerger. In other words, such Mayne shareholders' cost base in AustCo Shares in the event of a subsequent sale will equal their cost base in their Mayne

Shares. No part of this cost base will be deductible against the Capital Reduction Entitlement, which is treated as a dividend for New Zealand tax purposes (as described in Parts 7.6(b) and 7.6(c)).

The cost base of Mayne shareholders who acquire Mayne Pharma Shares as a result of the Demerger and hold them on revenue account will, for New Zealand tax purposes, equal their Capital Reduction Entitlement.

New Zealand revenue account shareholders are advised to consult their tax advisors.

(e) Currency conversions

In order to calculate, for New Zealand tax purposes, the amount of any dividend referred to in Parts 7.6(b) and 7.6(c) or the cost base in Mayne Pharma Shares referred to in Part 7.6(d), relevant Mayne shareholders should convert their Capital Reduction Entitlement from Australian dollars to New Zealand dollars at the prevailing exchange rate on the Demerger Date.

7.7 Stamp duty and brokerage

Mayne shareholders will pay no Australian stamp duty or brokerage on the issue of Mayne Pharma Shares to them under the Demerger. However, implementation of the Demerger may increase the total cost of brokerage payable by some Mayne shareholders when they sell their Mayne Pharma Shares and AustCo Shares. For example, small Mayne shareholders who would pay a fixed or minimum amount of brokerage on their Mayne Shares before the Demerger may need to pay a fixed or minimum brokerage on the sale of their Mayne Pharma Shares and on the sale of their AustCo Shares after the Demerger.

7.8 Goods and Services Tax ('GST')

Mayne shareholders will not be liable for (or be required to pay) GST on the receipt of Mayne Pharma Shares or any other distributions received in connection with the Capital Reduction and Scheme.

PART 8

8.1 Mayne Directors

The Mayne Directors at the date of lodgement of this document for registration by ASIC are listed below:

- Mr Peter Willcox, Chairman
- Mr Paul McClintock, Deputy Chairman and Non-Executive Director
- Mr Stuart James, Group Managing Director and Chief Executive Officer
- Dr Ian Blackburne, Non-Executive Director
- Mr James Hall, Non-Executive Director
- Ms Carolyn Kay, Non-Executive Director
- Mr Rowan Russell, Non-Executive Director
- Dr Nora Scheinkestel, Non-Executive Director
- Dr John Sime, Non-Executive Director

8.2 Mayne Directors' recommendation

The Mayne Directors unanimously believe that, taking into account all relevant matters, the Demerger Proposal is in the best interests of both Mayne shareholders and Mayne, and that Mayne shareholders will be materially better off if the Demerger proceeds. The Mayne Board also believes that the Demerger Proposal will not materially prejudice the interests of Mayne's creditors.

Each Mayne Director recommends that you vote in favour of the resolutions required to implement the Demerger Proposal.

Each Mayne Director intends to vote all Mayne Shares controlled by them in favour of the resolutions required to implement the Demerger Proposal.

8.3 Intention of Mayne Directors concerning the businesses of Mayne Pharma and AustCo

Other than as disclosed in this document, it is the present intention of the Mayne Board (and it is the present intention of those Mayne Directors who are Mayne Pharma Directors) following the implementation of the Demerger Proposal:

- to continue the businesses of the Mayne Pharma Group, as set out in Part 3 of this document;
- not to make any major changes to the businesses of the Mayne Pharma Group, except as contemplated in Part 3 of this document; and
- to continue the present policies of Mayne Pharma relating to the employment of its employees.

Other than as disclosed in this document, it is the present intention of the Mayne Board (and it is the present intention of those Mayne Directors remaining with AustCo after the Demerger) following the implementation of the Demerger Proposal:

- to continue the businesses of the AustCo Group, as set out in Part 4 of this document;
- not to make any major changes to the businesses of the AustCo Group, except as contemplated in Part 4 of this document; and
- to continue the present policies of Mayne relating to the employment of its employees.

Both Mayne Pharma and AustCo will have new Chief Executive Officers if the Demerger becomes effective. Each Chief Executive Officer may recommend different business strategies or implement different organisational structures and procedures from those envisaged in this document.

8.4 Material changes in the financial position of Mayne

Within the knowledge of the Mayne Directors and other than as disclosed in this document, the financial position of Mayne has not materially changed since 30 June 2005, being the date of the last balance sheet of Mayne sent to shareholders in accordance with section 314 of the Corporations Act.

8.5 Notifiable interests

As at [xxx] October 2005, the following persons had notified Mayne that they have a relevant interest in more than 5% of Mayne Shares:

Name	Number of Shares	Percentage of Mayne Shares on issue[9]
Maple-Brown Abbott	79,218,000	12.5%
National Australia Bank Limited	50,570,441	7.9%
Lazard Asset Management	44,024,907	6.9%
Schroders Investment Management Group	35,668,894	5.6%
Westpac Banking Limited	32,071,916	5.6%

9 As reported at the date of the relevant substantial holder notice.

8.6 Marketable securities held by Mayne Directors

No marketable securities of Mayne are held by or on behalf of Mayne Directors and no such persons are otherwise entitled to such securities as at the time of lodgement of this document for registration by ASIC other than as listed below, all of which are held beneficially:

Director	Mayne Shares	Options/Share Acquisition Rights
Mr Peter Willcox	45,227	–
Mr Paul McClintock	–	–
Mr Stuart James	1,498,634	280,000
Dr Ian Blackburne	13,217	–
Mr James Hall	–	–
Ms Carolyn Kay	17,179	–
Mr Rowan Russell	53,450	–
Dr Nora Scheinkestel	–	–
Dr John Sime	2,210	–

No marketable securities of Mayne Pharma are held by or on behalf of Mayne Directors as at the date of this document.

Mayne Directors who hold Mayne Shares will be entitled to receive Mayne Pharma Shares under the terms of the Scheme.

8.7 Agreements or arrangements with Mayne Directors in connection with the Demerger

Other than:

- the indemnities referred to in Parts 3.13(i) and 4.14(i);
- the entry into by certain Mayne Directors of new terms of appointment with Mayne Pharma;
- additional fees to be paid to Mayne Directors who were members of the due diligence committee in respect of the Demerger;
- the arrangements set out in Part 7 in relation to existing incentive plans and the Mayne NEDP; and
- the arrangements with Mr Stuart James referred to in Part 8.8 below,

there are no agreements or arrangements made between any Mayne Director and any other person in connection with or conditional upon the outcome of the Demerger Proposal.

8.8 Payments or other benefits to Mayne Directors and Mayne executive officers

Other than as set out below, it is not proposed that any payment or other benefit will be made or given to any director, secretary or executive officer of Mayne, or any body corporate related to Mayne, as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as director, secretary or executive officer of Mayne or a body corporate connected with Mayne.

By agreement with Mr Stuart James, his appointment as Mayne Group Managing Director and Chief Executive Officer will terminate upon the Demerger becoming effective.

On termination, Mr James will be entitled to a termination payment in accordance with the terms of his service agreement with Mayne which was entered into in August 2002, and incentives awarded under that agreement and under Mayne's executive incentive plans.

Details of these are as follows:

- Under Mr James' service agreement Mayne is required to pay to him an amount equivalent to his base total compensation for the period between the termination of his appointment and the date that agreement expires, namely 28 August 2007. This is expected to amount to A$[xxx], assuming the Demerger becomes effective on 30 November 2005.
- Share acquisition rights were granted to Mr James in each of 2002, 2003 and 2004, each grant being in respect of [xxx] Mayne Shares, pursuant to his service agreement and the terms of the Mayne PSP.

  The vesting of the share acquisition rights is conditional on Mayne meeting a specified performance condition, namely that the growth in cash earnings per share over the three financial years immediately following the grant of share acquisition rights meets the growth targets set by the Mayne Board in respect of those three financial years.

  The first grant of share acquisition rights failed to meet this performance condition and has lapsed. The second and third grants have met the performance condition up to the present time. The Mayne Board has decided to exercise its discretion to vest these share acquisition rights on the Demerger being successfully completed, because the Board is satisfied that vesting conditions applicable to the share acquisition rights have been satisfied to date and the performance condition cannot continue to be tested after the Demerger on a basis which is consistent with that on which the performance condition was set and has been tested up to the Demerger. Accordingly [xxx] Mayne Shares will be issued to Mr James on the Effective Date.
- Mr James participates in Mayne's Senior Executive Short Term Incentive Plan ('SESTIP'). Mr James' entitlement under SESTIP will be dealt with on the Demerger occurring in the same way as the entitlements of all other executives participating in SESTIP, as described in Part 6.3.

  [xxx]% of the short term incentive payments which the Mayne Board has previously decided should be granted to Mr James since 2003 when SESTIP commenced, has been paid into SESTIP and used to acquire Mayne Shares on ASX at prices prevailing at the time of purchase ('Deferred Shares'). The Mayne Board has determined to exercise its discretion to vest all Deferred Shares held in SESTIP on the Demerger occurring in respect of all participating senior executives, including Mr James. As a consequence, on the Demerger occurring [xxx] Mayne Shares held in SESTIP as Deferred Shares will vest in Mr James.

  Mr James also elected to have the remaining [xxx]% of the short term incentive payments referred to above applied to the acquisition of [xxx] Mayne Shares, to be held in SESTIP as 'Elective Shares'. These shares are already vested in Mr James.

  The number of SESTIP Deferred Shares and Elective Shares allocated to Mr James was determined by dividing the amount awarded as the annual incentive by the share price determined at the commencement of each SESTIP year by the Board. For 2003/2004 the price was the average for the 5 days following the announcement of the 2002/2003 annual results, and for 2004/2005 the price was the opening price on the 1st day of the SESTIP year (i.e. 1 July).

  Deferred Shares and Elective Shares cannot be disposed of for a period of 12 months from the date of termination of Mr James' appointment.

  In addition, if the Demerger is completed Mr James, together with all other senior executives participating in SESTIP, will be entitled to receive a payment in cash of an amount equivalent to one third of the maximum short term incentive which could have been earned under SESTIP in the current financial year. In Mr James' case this is estimated to amount to A$[xxx]. Mr James will have no further entitlement to participate in SESTIP, unlike other participating senior executives who continue in the employment of either Mayne Pharma or AustCo.
- [xxx] Mayne Shares were issued to Mr James in 2000 under an earlier service agreement entered into with him in August 2000. The issue price for these shares was the weighted average price per share of shares bought and sold on ASX on the 5 trading days up to and including the date of issue. The shares were issued at a price of A$[xxx] each. Also under that service agreement Mayne lent Mr James the amount required to pay for the issue of those shares. This loan was approved by Mayne shareholders at the 2000 Mayne Annual General Meeting. The amount of the loan outstanding as at 20 September 2005 is A$[xxx]. This loan is repayable in September 2007 but may be repaid earlier. The loan is interest free, however, the after tax amount of any dividends received on the Mayne Shares must be paid to Mayne to reduce the loan. Should Mr James sell all or any of these shares prior to September 2007 the proceeds of the sale must be applied in repayment of the loan.
- On termination Mr James will also be entitled to receive statutory entitlements that have accrued such as unpaid long service leave and annual leave.

Mr James has agreed to act as a consultant to Mayne Pharma and AustCo should the boards or chief executive officers of Mayne Pharma and AustCo wish to engage his services following the Demerger. Mr James will be paid a consulting fee for the amount of time spent by him in providing those consulting services at an annual rate of A$[xxx] per annum. It is anticipated that any engagement would be for a period of 3 to 6 months in which case the fees payable would be of the order of A$[xxx] to A$[xxx].

In addition, on implementation of the Demerger Mr Stuart Hinchen, the current chief financial officer of Mayne Pharma, will receive retrenchment benefits in accordance with the terms of his service contract with Mayne Pharma of an amount equal to his fixed annual remuneration. This is expected to be US$475,000.

8.9 Earnings for statutory reporting purposes

If the Demerger is implemented, the effective date for accounting purposes of the separation of Mayne Pharma and AustCo will be the Effective Date.

The financial results of AustCo reported for the six month period to 31 December 2005 will comprise:

- results relating to the existing operations of Mayne, comprising the businesses of both Mayne Pharma and AustCo for the period from 1 July 2005 to the Effective Date; and
- results relating to the businesses of AustCo for the period from the Effective Date to 31 December 2005.

These results will also reflect the impact of accounting for the Demerger and will take into account the costs of the Demerger.

The financial results of Mayne Pharma reported for the six month period to 31 December 2005 will comprise results relating to its business for the period from the Effective Date to 31 December 2005.

8.10 ASX waivers and confirmations

ASX has granted to Mayne:

- a waiver of Listing Rules 10.1 and 10.11 to the extent necessary to permit Mayne Pharma to issue shares under the Scheme to substantial shareholders and directors of Mayne without the approval of Mayne shareholders;
- a waiver of Listing Rules 10.11 and 10.14 to the extent necessary to permit Dr Thierry Soursac to acquire the options over Mayne Shares (and to acquire Mayne Shares on exercise of those options) described in Part 3.5(c) without the approval of Mayne shareholders;
- a waiver of Listing Rule 10.14 to the extent necessary to permit Mr Robert Cooke to acquire the Mayne Shares described in Part 4.5(c) without the approval of Mayne shareholders.

8.11 Exemption from SEC registration requirements

Mayne Pharma intends to furnish certain information to the SEC in accordance with Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended, and will request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act. Accordingly, Mayne Pharma expects that exemption from registration under the US Securities Act of 1933 should be available for the distribution of Mayne Pharma Shares under the Scheme to US shareholders.

8.12 Application for change of type

On 22 September 2005, Mayne Pharma lodged with ASIC under section 163 of the Corporations Act an application for change of type to a public company. A notice that ASIC intends to change the company's type was published by ASIC in accordance with section 164(3) of the Corporations Act on [4 October] 2005. The change will occur when ASIC alters the details of the company's registration, which is expected to occur on or about [7 November] 2005. It is a condition to the Scheme coming into effect that the change of type has occurred.

8.13 Consents and disclaimers

(a) Consent to be named

The following parties have given and have not, before the time of registration of this document by ASIC, withdrawn their written consent to be named in this document in the form and context in which they are named:

- Morgan Stanley as financial advisor to Mayne;
- Clayton Utz as legal advisor to Mayne; and
- ASX Perpetual Registrars Limited as the Mayne Share Registry.

(b) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this document by ASIC, withdrawn their written consent to the inclusion of the following information in this document in the form and context in which it is included and to all references in this document to that information in the form and context in which they appear:

- KPMG – as to certain matters of Australian taxation, to be named as the auditor to the Mayne Group, the AustCo Group and the Mayne Pharma Group;
- KPMG – to be named as the Investigating Accountant and to the inclusion of the Investigating Accountant's Report set out in Part 11 of this document;
- Grant Samuel & Associates – to be named as the Independent Expert and to the inclusion of the Independent Expert's report set out in Part 12 of this document and other statements in this document said to be based on statements made by Grant Samuel & Associates.

(c) Disclaimers of responsibility

Each person named in Parts 8.13(a) and 8.13(b) of this document:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based other than, in the case of a person referred to under Part 8.13(b) of this document, a statement included in this document with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document, other than a reference to its name and, in the case of a person referred to under Part 8.13(b) of this document, any statement or report which has been included in this document with the consent of that party.

8.14 Independent Expert

Grant Samuel has prepared the Independent Expert's Report set out in Part 12 of this document advising as to whether, in its opinion, the Demerger is in the best interests of shareholders and as to whether the Demerger is materially prejudicial to creditors.

Grant Samuel will be paid a total fee of A$375,000 plus all out-of-pocket expenses incurred by it in relation to the preparation of its report.

8.15 Regulatory and legal

(a) Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than an applicable withholding of Australian tax, which restrict the remittances of any dividends, interest or other payment by Mayne Pharma to non-resident holders of Mayne Pharma Shares outside Australia, provided they are not certain persons identified as supporters of the former government of the Federal Republic of Yugoslavia or specified ministers and senior officials of the Government of Zimbabwe, in which case remittance is prohibited without the specific approval of the Reserve Bank of Australia. Accounts of persons and entities identified from time to time by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under Part 4 of the Charter of the United Nations Act 1945 and the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002. Assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families are also frozen, and dealing with those assets without authorisation is prohibited.

(b) Restrictions on foreign ownership

There are no limitations, either under the laws of Australia or under the constitution of Mayne Pharma, to the right of non-residents to hold or vote Mayne Pharma Shares other than the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) ('FATA'). The FATA may affect the right of certain persons, including US residents, to hold or control Mayne Pharma Shares. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. The FATA applies to any acquisition by a foreign person or associated foreign person which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons which would result in a holding by these persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

8.16 Other information material to the making of a decision in relation to the Demerger Proposal

Except as set out in this document, there is no other information material to the making of a decision in relation to the Demerger Proposal being information that is within the knowledge of any Mayne or Mayne Pharma Director, or any director of any related body corporate of Mayne or Mayne Pharma, which has not previously been disclosed to Mayne shareholders or Mayne Pharma shareholders.

8.17 Supplementary information

Mayne will issue a supplementary document to this document if it becomes aware of any of the following between the date of lodgement of this document for registration by ASIC and the Effective Date:

- a material statement in this document is false or misleading;
- a material omission from this document;
- a significant change affecting a matter included in this document; or
- a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Mayne may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
- posting the supplementary document on Mayne's website; or
- making an announcement to ASX.

PART 9

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties **Mayne Group Limited ACN 004 073 410** of Level 21, 390 St. Kilda Road, Melbourne, Victoria, 3004, Australia (**'Mayne'**)

The holders of fully paid ordinary shares in the capital of Mayne

Recitals

A. Mayne is a public company incorporated in the State of Victoria. It is admitted to the official list of ASX and Mayne Shares are quoted on the stock market conducted by ASX.

B. Mayne Pharma is a public company incorporated in the State of New South Wales. It is, and until the Demerger Date will be, a wholly owned subsidiary of Mayne.

C. Mayne and Mayne Pharma have entered into the Implementation Deed pursuant to which, amongst other things, Mayne has agreed to propose this Scheme to the Mayne Shareholders and each of Mayne and Mayne Pharma has agreed to take all steps required to be taken by Mayne or Mayne Pharma to give effect to the Capital Reduction and the Scheme.

D. At the Demerger Date, Mayne Pharma will operate Mayne's global pharmaceutical business, details of which are contained in the Explanatory Memorandum.

E. If the Scheme becomes effective, then:

(a) Mayne will reduce its share capital by the Capital Reduction Amount;

(b) Mayne Pharma will provide the Scheme Entitlements to the Scheme Participants in accordance with the provisions of the Scheme; and

(c) Mayne Pharma will cease to be a wholly owned subsidiary of Mayne from the Demerger Date.

F. Mayne Pharma has entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under the Scheme and the Implementation Deed.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

'ASIC' means the Australian Securities and Investments Commission.

'ASX' means Australian Stock Exchange Limited.

'Business Day' means a business day as defined in the Listing Rules.

'Capital Reduction' means a reduction of the share capital of Mayne by an amount of up to A$1,746 million, applied equally against each Mayne Share on issue as at the Record Date, as described in resolution 1 of the notice of general meeting set out in the Explanatory Memorandum.

'Capital Reduction Amount' means A$2.49 for each Mayne Share on issue on the Record Date.

'Capital Reduction Entitlement' means, in relation to a Scheme Participant, the Capital Reduction Amount multiplied by the number of Mayne Shares held by the Scheme Participant as at the Record Date.

'CHESS' means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

'Corporations Act' means the Corporations Act 2001 (Commonwealth) and the regulations made under that Act.

'Court' means the Supreme Court of Victoria.

'Deed Poll' means the deed poll dated [*date*] 2005 executed by Mayne Pharma in favour of Scheme Participants (subject to any amendments permitted by its terms).

'Demerger' means the demerger of Mayne Pharma from Mayne to be implemented through the Capital Reduction and the Scheme in the manner more fully described in the Explanatory Memorandum.

'Demerger Date' means 30 November 2005 or such other date as determined by the Mayne Board.

'Demerger Proposal' means the proposal by Mayne to effect the Demerger.

'Effective Date' means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

'Explanatory Memorandum' means the document dated [*date*] October 2005 approved by the Court under section 411(1) of the Corporations Act for distribution to Mayne Shareholders containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the resolution to approve the Capital Reduction and the resolution to approve the Scheme, and other information relating to any or all of the above matters.

'Implementation Deed' means the deed dated [*date*] October 2005 between Mayne and Mayne Pharma to carry into effect the Demerger.

'Ineligible Overseas Shareholder' means each Scheme Participant whose Registered Address is in any jurisdiction other than Australia and its external territories, Hong Kong, New Zealand, Singapore, the United Kingdom or the United States of America.

'Listing Date' means the date on which trading in Mayne Pharma Shares (on a deferred settlement basis or otherwise) first commences on the ASX.

'Listing Rules' means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

'Material Adverse Change' means:

(a) in relation to Mayne, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

- (i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of Mayne and its subsidiaries taken as a whole (but excluding Mayne Pharma and any company that is or will be on completion of the Demerger, a subsidiary of Mayne Pharma); or
- (ii) the ability of Mayne to perform its obligations under this Scheme;

(b) in relation to Mayne Pharma, any matter, event or circumstances that is, or is reasonably likely to be, materially adverse to:

- (i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of Mayne Pharma and any company that is or will be on completion of the Demerger, a subsidiary of Mayne Pharma, taken as a whole; or
- (ii) the ability of Mayne Pharma to perform its obligations under the Deed Poll, or the steps attributed to it under this Scheme.

'Mayne Board' means the board of directors of Mayne from time to time.

'Mayne Constitution' means the constitution of Mayne, as approved by Mayne Shareholders on 9 November 2004.

'Mayne Pharma' means Mayne Pharma Limited, ACN 097 064 330.

'Mayne Pharma Share Register' means the register of members of Mayne Pharma maintained under section 169 of the Corporations Act.

'Mayne Pharma Share' means a full paid ordinary share in the capital of Mayne Pharma.

'Mayne Share' means a fully paid ordinary share in the capital of Mayne.

'Mayne Shareholder' means a person who is registered in the Mayne Share Register as the holder of Mayne Shares.

'Mayne Share Register' means the register of Mayne Shareholders maintained under section 169 of the Corporations Act.

'Record Date' means 7:00 pm on the fifth Business Day after the Effective Date.

'Registered Address' means, in relation to a Mayne Shareholder, the address of that Mayne Shareholder shown in the Mayne Share Register as at the Record Date.

'Nominee' means the person nominated by Mayne to sell or facilitate the transfer of the Mayne Pharma Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme.

'Scheme' means the scheme of arrangement between Mayne and Mayne Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

'Scheme Entitlement' means one Mayne Pharma Share for each Mayne Share held by a Scheme Participant as at the Record Date.

'Scheme Meeting' means the meeting of Mayne Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

'Scheme Participant' means a person registered on the Mayne Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 6.1.

'Scheme Share' means a Mayne Share on issue at the Record Date.

'Second Court Date' means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Melbourne, Australia;

(k) a reference to 'A$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon the satisfaction or waiver in accordance with clause 2.2 of each of the following conditions precedent:

(a) between the date of the Explanatory Memorandum and the Scheme Meeting, a majority of the directors of Mayne recommend and do not change or withdraw their recommendation to Mayne Shareholders to vote in favour of the Scheme;

(b) Mayne Shareholders approve the Capital Reduction by the requisite majority under the Corporations Act and the Mayne Constitution;

(c) Mayne Shareholders approve the change of name of Mayne to 'AustCo Limited' by the requisite majority under the Corporations Act and the Mayne Constitution;

(d) Mayne Shareholders approve this Scheme by the requisite majority under the Corporations Act;

(e) no temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing the Demerger is in effect at 9:00 am on the Second Court Date;

(f) no material adverse change has occurred and still exists in relation to either Mayne or Mayne Pharma at 9:00 am on the Second Court Date;

(g) the financing arrangements for Mayne, Mayne Pharma and their respective subsidiaries following the Demerger described in Parts 3.10 and 4.11 of the Explanatory Memorandum have been entered into and have not been withdrawn before the Second Court Date;

(h) ASIC has altered the details of Mayne Pharma's registration under section 164 of the Corporations Act to reflect the company's change in type from a proprietary company to a public company;

(i) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court is lodged with ASIC; and

(j) ASX approves the admission of Mayne Pharma to the official list of ASX, and granting permission for official quotation of the Mayne Pharma Shares to be issued under the Scheme on the stock market conducted by ASX, subject only to the Scheme becoming effective and such other conditions as may be acceptable to both Mayne and Mayne Pharma (acting reasonably).

2.2 Waiver of certain conditions precedent

The conditions precedent in clause 2.1 are for the benefit of Mayne and Mayne may at any time in its sole discretion waive any one or more of the conditions in clauses 2.1(a), 2.1(c), 2.1(f) and 2.1(g).

2.3 Certificate in relation to conditions

Mayne must provide to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent to this Scheme (other than the condition in clause 2.1(h)) have been satisfied or waived.

3. Capital Reduction

On the Demerger Date, Mayne will reduce its share capital by the Capital Reduction Amount and Mayne will apply the Capital Reduction Entitlement of each Scheme Participant in accordance with clause 4.3.

4. Scheme

4.1 Effective Date of the Scheme

Subject to clause 4.2, the Scheme will take effect on and from the Effective Date.

4.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 March 2006 or such later date as the Court approves with the consent of Mayne.

4.3 Implementation of Scheme

On the Demerger Date, without the need for any further act by a Scheme Participant:

(a) Mayne will apply the Capital Reduction Entitlement of each Scheme Participant to Mayne Pharma on behalf of the Scheme Participants as consideration for the provision by Mayne Pharma of the Scheme Entitlements to the Scheme Participants or the Nominee; and

(b) Mayne will procure that, in consideration of the provision to Mayne Pharma by Mayne of the Capital Reduction Entitlement of each Scheme Participant, Mayne Pharma provides the Scheme Entitlements:

  (i) in the case of a Scheme Participant who is an Ineligible Overseas Shareholder, to the Nominee on behalf of that Scheme Participant; or

  (ii) in all other cases, to the Scheme Participant;

in accordance with clause 4.4.

4.4 Provision of Scheme Entitlements

The obligations of Mayne under clause 4.3 to procure Mayne Pharma to provide the Scheme Entitlements to Scheme Participants will be discharged by Mayne procuring Mayne Pharma:

(a) to issue to the Scheme Participant or the Nominee (as the case may be) the number of Mayne Pharma Shares to be issued to that Scheme Participant in accordance with the Scheme;

(b) to procure the entry in the Mayne Pharma Register:

  (i) of the name of each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the new Mayne Pharma Shares issued to the relevant Scheme Participant; or

  (ii) of the name of the Nominee in respect of those Mayne Pharma Shares that would otherwise be issued to each Scheme Participant who is an Ineligible Overseas Shareholder; and

(c) on the business day following the Demerger Date, to send or procure the dispatch to each Scheme Participant or the Nominee (as the case may be) by pre-paid post to their Registered Address of uncertificated holding statements for new Mayne Pharma Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with this Scheme (and in the case of Scheme Participants who are joint holders of Mayne Shares such holding statements must be forwarded to the holder whose name appears first in the Mayne Register on the Record Date.

5. Ineligible Overseas Shareholders

5.1 Sale of Scheme Entitlements

As soon as reasonably practicable (and in any event not more than [5] business days after the later of the Listing Date and the Demerger Date), Mayne will procure that the Nominee:

(a) sells on the ASX for the benefit of the Ineligible Overseas Shareholder all the Mayne Pharma Shares issued to the Nominee under clause 4.3(b)(i) in consideration of the application of the Capital Reduction Entitlement of Ineligible Overseas Shareholders;

(b) accounts to each Ineligible Overseas Shareholder for the proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each Mayne Pharma Share, subject to rounding to the nearest whole cent) and any income attributable to those Mayne Pharma Shares at the Scheme Participant's risk in full satisfaction of the Scheme Participant's rights under the Deed Poll and this Scheme; and

(c) remits the proceeds of sale under clause 5.1(b) to the Ineligible Overseas Shareholder, such proceeds to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque either (at Mayne's election) in:

  (i) Australian currency drawn on an Australian bank; or

(ii) the currency of the jurisdiction in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than [5] business days after the sale of the last of all the Ineligible Overseas Shareholders' entitlements.

5.2 Brokerage, duties and other charges

Mayne will pay any brokerage, duties or other charges associated with the sale of Mayne Pharma Shares by the Nominee.

6. Dealings in Mayne Shares

6.1 Dealings in Mayne Shares by Scheme Participants

For the purposes of establishing who are Scheme Participants and their respective Capital Reduction Entitlements, dealings in Mayne Shares will be recognised by Mayne provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant Mayne Shares on or before the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Share Register is kept on or before the Record Date,

and Mayne will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transmission application or transfer in respect of Mayne Shares received after the Record Date.

6.2 Mayne Share Register

Mayne will use the Mayne Share Register in the form contemplated by clause 6.1 to determine entitlements to the Scheme Consideration.

6.3 Registration of holdings of Mayne Pharma Shares

Mayne must procure that Scheme Participants, other than Ineligible Overseas Shareholders, are registered as the holders of the Mayne Pharma Share to which they are entitled under the terms of the Scheme by 10:00 pm on the Demerger Date or as soon as possible thereafter.

7. General Scheme provisions

7.1 Agreement to become a member of Mayne Pharma

Under the Scheme, each Scheme Participant (other than the Ineligible Overseas Shareholders):

(a) agrees to become a member of Mayne Pharma and to have their name entered in the Mayne Pharma Share Register and accepts the Mayne Pharma Shares issued under the Scheme on the terms and conditions of the constitution of Mayne Pharma; and

(b) agrees and acknowledges that the provision to it of the Scheme Entitlements constitutes the satisfaction of all of its entitlements in and to the Scheme Participant's Capital Reduction Entitlement,

without the need for any further act by a Scheme Participant.

7.2 Appointment of agent and attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints Mayne as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the communication of the Scheme Participant's agreement under clauses 7.1 and 7.5 and instructions under clause 7.4; and

(b) enforcing the Deed Poll against Mayne Pharma,

and Mayne accepts such appointment. Mayne, as agent of each Scheme Participant, may sub-delegate its functions under this clause 7.2 to all or any of its directors and secretaries (jointly and severally).

7.3 Enforcement of Deed Poll

Mayne undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against Mayne Pharma on behalf of and as agent and attorney for Scheme Participants.

7.4 Instructions to Mayne

Except for a Scheme Participant's tax file number and any elections which they have made in relation to participation in the dividend reinvestment plan of Mayne, all binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas Shareholder) and Mayne relating to Scheme Shares or a Scheme Participant's status as a Mayne Shareholder (including, without limitation, any instructions relating to communications from Mayne and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, Mayne Pharma in respect of Mayne Pharma Shares transferred to Scheme Participants until those instructions or notifications are, in each case, revoked or amended in writing addressed to Mayne Pharma (at its registered address from time to time) or its share registry.

7.5 Scheme Participants' consent

The Scheme Participants consent to Mayne and Mayne Pharma doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne and all of the Mayne Shareholders from time to time (including those who do not attend the meeting of Mayne Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

7.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne may, by its counsel, and with the consent of Mayne Pharma, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

8. General

8.1 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Constitution, the Scheme overrides the Mayne Constitution and binds Mayne and all Mayne Shareholders.

8.2 Further assurance

Mayne will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Participants, procure Mayne Pharma to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Mayne Pharma under the Scheme.

8.3 Costs

Except as otherwise expressly stated in the Scheme, Mayne will, or will procure that Mayne Pharma will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

8.4 Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.

PART 10

Deed Poll made on [date] 2005

Parties **Mayne Pharma [Pty] Limited ACN 097 064 330** of Level 21, 390 St. Kilda Road, Melbourne, Victoria, 3004, Australia (**'Mayne Pharma'**)

The holders of fully paid ordinary shares in Mayne Group Limited ACN 004 073 410 (**'Mayne'**) as at the Record Date (**'Scheme Participants'**)

Recitals

A. The directors of Mayne have proposed the Scheme.

B. The effect of the Scheme will be that Mayne will reduce its share capital by the Capital Reduction Amount and that the Capital Reduction Entitlement of each Scheme Participant will be applied as consideration for the issue of Mayne Pharma Shares to Scheme Participants.

C. Mayne Pharma is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform the steps attributed to it under the Scheme.

1. Definitions and interpretations

1.1 Definitions

In this Deed Poll:

(a) **'Scheme'** means the proposed scheme of arrangement between Mayne and the holders of fully paid ordinary shares in Mayne, subject to any alterations or conditions made or required by the Supreme Court of Victoria pursuant to section 411(6) of the Corporations Act 2001 (Commonwealth); and

(b) words and phrases defined in the Scheme have the same meaning in this Deed Poll.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons include references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Melbourne, Australia;

(k) a reference to 'A$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to any document (including this Deed Poll) is to that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Nature of Deed Poll

Mayne Pharma acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it; and

(b) under the Scheme, each Scheme Participant appoints Mayne as its agent and attorney to enforce this Deed Poll against Mayne Pharma.

2. Conditions

2.1 Conditions

Mayne Pharma's obligations under this Deed Poll are subject to the satisfaction of each condition in clause 2.1 of the Scheme in accordance with their terms.

2.2 Termination

If the conditions in clause 2.1 of the Scheme are not satisfied on or before 31 March 2006, Mayne Pharma's obligations under this Deed Poll automatically terminate.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, Mayne Pharma is released from its obligations to further perform this Deed Poll except those obligations under clause 7.1.

3. Provision of Scheme Entitlements

3.1 Agreement to becomes members of Mayne Pharma

Under clause 7.1 of the Scheme, each Scheme Participant (other than Ineligible Overseas Shareholders) agrees to become a member of Mayne Pharma, to have their name entered in the Mayne Pharma Share Register and to accept the Mayne Pharma Shares issued under the Scheme on the terms and conditions of the Mayne Pharma Constitution.

3.2 Timing of provision of Scheme Entitlements

Subject to clause 2, on the Demerger Date, in consideration of the provision to it of the Capital Reduction Entitlement of each Scheme Participant, Mayne Pharma will provide to each Scheme Participant, or in the case of a Scheme Participant who is an Ineligible Overseas Shareholder, to the Nominee on behalf of that Scheme Participant, their Scheme Entitlements in accordance with the provisions of the Scheme.

3.3 Discharge of obligations

The obligations of Mayne Pharma under clause 3.2 shall be discharged by Mayne Pharma:

(a) issuing to the Scheme Participant or, in the case of a Scheme Participant who is an Ineligible Overseas Shareholder, to the Nominee on behalf of that Scheme Participant, the number of Mayne Pharma Shares to be issued to that Scheme Participant in accordance with the Scheme;

(b) procuring the entry in the Mayne Pharma Share Register of the name of:

   (i) each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the new Mayne Pharma Shares issued to the relevant Scheme Participant; and

   (ii) the Nominee in respect of those Mayne Pharma Shares that would otherwise be issued to each Scheme Participant who is an Ineligible Overseas Shareholder; and

(c) on the Business Day after the Demerger Date, sending or procuring the dispatch by pre-paid post to each Scheme Participant (to their address as recorded in the Mayne Share Register at the Record Date) or the Nominee (as the case may be) of uncertified holding statements for the new Mayne Pharma Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with the Scheme (and, in the case of Scheme Participants who are joint holders of Mayne Shares, uncertificated holding statements in relation to the new Mayne Pharma Shares shall be forwarded to the holder whose name appears first in the Mayne Share Register on the Record Date).

4. Other obligations of Mayne Pharma

Mayne Pharma covenants in favour of Scheme Participants:

(a) to perform all other steps attributed to it under, and otherwise to comply with, the Scheme as if named as a party to the Scheme; and

(b) on or before the Effective Date, to apply for admission to the official list of ASX and for the quotation of Mayne Pharma Shares on the stock market conducted by ASX.

5. Warranties

Mayne Pharma represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

6. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Mayne Pharma has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

7. General

7.1 Stamp duty

Mayne Pharma will:

(a) pay all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Participant against any liability arising from failure to comply with clause 7.1(a).

7.2 Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of Victoria, Australia.

(b) Mayne Pharma irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

7.3 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll, does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.4 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Mayne; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Mayne and is approved by the Court, in which event Mayne Pharma will enter into a further Deed Poll in favour of the Scheme Participants giving effect to the amendment.

7.5 Cumulative rights

The rights, powers and remedies of Mayne Pharma and the Scheme Participants under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

7.6 Assignment

The rights and obligations of Mayne Pharma and the rights of each Scheme Participant under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.7 Further action

Mayne Pharma will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

Executed as a deed poll.

Executed by Mayne Pharma [Pty] Limited ACN 097 064 330
by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director (in full)	Name of Secretary/other Director (in full)

PART 11

KPMG

Audit & Risk Advisory Services
161 Collins Street
Melbourne Vic 3000

GPO Box 2291U
Melbourne Vic 3001
Australia

ABN: 51 194 660 183
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

The Directors
Mayne Group Limited
390 St Kilda Road
Melbourne VIC 3004

[Date of Scheme Document]

Dear Sirs

Introduction

KPMG has been engaged by Mayne Group Limited ('Mayne') to prepare this Investigating Accountant's Report ('Report') for inclusion in the Scheme Document to be dated [ ] 2005, and to be issued by Mayne, in respect of the Proposed Demerger of Mayne Pharma Pty Ltd ('PharmaCo') from Mayne. For the purposes of this Report, the businesses of Mayne following the Demerger of PharmaCo are referred to as 'AustCo' (AustCo and PharmaCo together comprise the 'Demerged Businesses').

Expressions defined in the Scheme Document have the same meaning in this Report.

Financial information

KPMG has been requested to prepare a Report covering:

- the pro-forma historical Statements of Financial Performance and Statements of Cash Flows of the Demerged Businesses for the years ended 30 June 2003, 30 June 2004 and 30 June 2005;
- the pro-forma historical Statement of Financial Position of the Demerged Businesses as at 30 June 2005; and
- accompanying notes to the pro-forma Financial Statements, including information on, and quantification of, the differences, between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, effective as at the date of this Report, and those prescribed in the Australian equivalents of International Financial Reporting Standards ('AIFRS'), effective for the reporting period ending 30 June 2006, relevant to the Demerged Businesses ('reconciliations to AIFRS').

(collectively the 'Pro-forma Historical Financial Information'). The Pro-forma Historical Financial Information relating to PharmaCo is set out in Appendix 1. The Pro-forma Historical Financial Information relating to AustCo is set out in Appendix 2.

The Pro-forma Historical Financial Information has been derived from the Financial Statements of Mayne for the years ended 30 June 2003, 30 June 2004 and 30 June 2005. The Financial Statements of Mayne for each of those years were audited by KPMG in accordance with Australian Auditing Standards. The audit opinions issued to the members of Mayne relating to those Financial Statements were unqualified.

KPMG, an Australian partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative.

KPMG

The Pro-forma Historical Financial Information has been adjusted to reflect the impact of certain one-off transactions and/or adjustments described in Notes 1 and 3 to each of the Appendices to the Report.

The Pro-forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act. The pro-forma Statements of Financial Performance have been prepared to the level of 'profit from ordinary activities before borrowing costs and income tax expense'. The pro-forma Statements of Financial Performance exclude the impact of the existing capital structure, as reflected in borrowing costs and income taxes, as this capital structure is not considered relevant given anticipated changes in debt and equity structures as a result of the Proposed Demerger.

Similarly, the pro-forma Statements of Cash Flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to financing activities or income taxes.

The Pro-forma Historical Financial Information does not purport to represent what the results of operations and cash flows would actually have been if the Demerged Businesses had operated on a stand alone basis during the periods indicated, or to project the results of operations or cash flows for any future period.

The Directors of Mayne are responsible for the preparation and presentation of the Pro-forma Historical Financial Information, including the determination of the pro-forma transactions and/or adjustments and the reconciliations to AIFRS. There is a considerable degree of judgement involved in the preparation of the reconciliations to AIFRS. Consequently, the reconciliations to AIFRS presented in the first complete financial report prepared in accordance with AIFRS, for the reporting period ending 30 June 2006, may vary materially from the reconciliations to AIFRS, presented in Note 2 of Appendices 1 and 2 of the Report and that variation may be materially positive or negative.

Scope

Review of Pro-forma Historical Financial Information

We have reviewed the Pro-forma Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro-forma Historical Financial Information, as set out in Appendices 1 and 2 of the Report, does not present fairly:

- the pro-forma historical financial performance of AustCo and PharmaCo for the years ended 30 June 2003, 30 June 2004 and 30 June 2005;
- the pro-forma historical cash flows of AustCo and PharmaCo for the years ended 30 June 2003, 30 June 2004 and 30 June 2005; and
- the pro-forma historical statement of financial position of AustCo and PharmaCo as at 30 June 2005,

on the basis of the pro-forma transactions and/or adjustments and in accordance with the recognition and measurement principles prescribed in Accounting Standards and other

KPMG

mandatory professional reporting requirements in Australia, and accounting policies adopted by AustCo and PharmaCo as disclosed in Note 1 of Appendices 1 and 2 of the Report.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 'Review of Financial Reports'. We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the historical financial information;
- consideration of the pro-forma transactions and/or adjustments made to the historical financial information;
- a consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AustCo and PharmaCo disclosed in Note 1 of Appendices 1 and 2 of the Report; and
- enquiry of Directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro-forma Historical Financial Information.

Review of reconciliations to AIFRS

We have reviewed the reconciliation to AIFRS, contained in Note 2 of Appendices 1 and 2 of the Report, in order to state whether anything has come to our attention which causes us to believe that the reconciliations to AIFRS do not present fairly the differences, between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, effective as at the date of this Report, and those prescribed in AIFRS, relevant to AustCo and PharmaCo.

KPMG

Review statements

Review statement on the Pro-forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro-forma Historical Financial Information, as set out in Appendices 1 and 2 of the Report, does not present fairly:

- the pro-forma historical financial performance of AustCo and PharmaCo for the years ended 30 June 2003, 30 June 2004 and 30 June 2005;
- the pro-forma historical cash flows of AustCo and PharmaCo for the years ended 30 June 2003, 30 June 2004 and 30 June 2005; and
- the pro-forma historical statement of financial position of AustCo and PharmaCo as at 30 June 2005

on the basis of the pro-forma transactions and/or adjustments and in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by AustCo and PharmaCo disclosed in Note 1 of Appendices 1 and 2 of the Report.

Review statement on the reconciliations to AIFRS

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the reconciliations to AIFRS do not present fairly the differences between the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia effective as at the date of this Report, and those prescribed in AIFRS, relevant to AustCo and PharmaCo.

Emphasis of matter in relation to the reconciliations to AIFRS

Without qualification to the above statement, attention is drawn to the fact that adjustments to the selection and application of AIFRS accounting policies may be necessary between the date of this Report and the date of AustCo's and PharmaCo's first complete AIFRS financial reports for the reporting period ending 30 June 2006. Such adjustments may be required to reflect the effects of changes in financial reporting requirements that are relevant to AustCo's and PharmaCo's first complete AIFRS financial report arising from new or revised standards or interpretations issued by the Australian Accounting Standards Board subsequent to the date of this Report. Adjustments to the application of AIFRS and accounting policies may also be necessary to reflect the effects of changes to AustCo's and PharmaCo's operations, accounting policy elections determined by the Directors of the Demerged Businesses or additional guidance on the application of AIFRS in a particular industry, or to a particular transaction.

Independence

KPMG does not have any interest in the outcome of the Proposed Scheme of Arrangement, other than in connection with the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of Mayne and, from time to time, KPMG also provides Mayne with certain other professional services for which normal professional fees are received.

KPMG

Responsibility

KPMG has consented to the inclusion of this Investigating Accountant's Report in the Scheme Document in the form and context in which it is so included, but has not authorised the issue of the Scheme Document. Accordingly, KPMG makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Scheme Document.

General advice warning

This Report has been prepared, and included in the Scheme Document, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this Report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

KPMG

Pro-forma Financial Report

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Pro-forma Statement of Financial Performance

for the financial year ended 30 June

	Note	2005 $'000	2004 $'000	2003 $'000
Revenues from ordinary activities before interest	5	700,896	531,740	484,222
Employee expense		(135,715)	(106,557)	(64,991)
Subcontractor expense		(6,225)	(7,380)	(3,771)
Purchases of materials and trading stocks		(293,309)	(268,989)	(234,545)
Change in inventories		1,615	65,029	6,428
Marketing costs		(28,957)	(19,635)	(18,642)
Fleet operation and distribution costs		(17,599)	(15,399)	(18,348)
Occupancy costs		(7,256)	(5,407)	(3,742)
Depreciation	6	(19,742)	(16,306)	(13,671)
Other expenses from ordinary activities		(86,322)	(74,503)	(52,485)
Share of net profits/(losses) of associates accounted for using the equity method	26	321	79	639
Profit/(loss) from ordinary activities before interest, income tax expense, amortisation and significant items		107,707	82,672	81,094
Amortisation	6	(62,179)	(40,855)	(36,933)
Profit/(loss) from ordinary activities before interest, income tax expense and significant items		45,528	41,817	44,161

The accompanying notes form part of this special purpose pro-forma financial report.

Pro-forma Statement of Financial Position

as at 30 June 2005

	Note	2005 $'000
Current Assets		
Cash and deposits	7	45,041
Receivables	8	204,306
Inventories	9	191,122
Other current assets	10	12,104
Total Current Assets		452,573
Non-Current Assets		
Deposits	7	60
Investments accounted for using the equity method	26	1,281
Other financial assets	11	4,296
Property, plant and equipment	12	297,209
Intangibles	13	1,114,644
Deferred tax assets	14	36,291
Other	14	2,400
Total Non-Current Assets		1,456,181
Total Assets	20	1,908,754
Current Liabilities		
Payables	15	122,220
Interest-bearing liabilities	16	5,119
Current tax liabilities	17	7,057
Provisions	17	50,053
Total Current Liabilities		184,449
Non-Current Liabilities		
Payables	15	145
Interest-bearing liabilities	16	14,982
Deferred tax liabilities	17	7,279
Provisions	17	41,311
Total Non-Current Liabilities		63,717
Total Liabilities	20	248,166
Net Assets		1,660,588
Total Equity	18	1,660,588

The accompanying notes form part of this special purpose pro-forma financial report.

Pro-forma Statement of Cash Flows

for the financial year ended 30 June

	2005 $'000	2004 $'000	2003 $'000
Cash Flows from Operating Activities			
Cash receipts from customers	710,384	433,277	495,466
Cash payments to suppliers and employees	(612,425)	(382,836)	(427,106)
Dividends received	–	92	–
Net operating cash flows before interest and income tax expense	97,959	50,533	68,360
Cash Flows from Investing Activities			
Payments for acquisition of entities/business operations (net of cash acquired)	(107,996)	(352,455)	–
Proceeds from sale of property, plant and equipment	441	1,415	–
Payments for property, plant and equipment	(85,677)	(51,282)	(25,538)
Payments for operating rights and licences	(59,621)	(56,625)	–
Payments for product development	(9,285)	(11,779)	–
Payments for amounts capitalised into goodwill	(7,936)	(3,362)	(10,640)
Net investing cash flows	(270,074)	(474,088)	(36,178)
Cash flows from operating and investing activities	(172,115)	(423,555)	32,182
Reconciliation of profit/(loss) from ordinary activities before interest and income tax expense to net cash provided before operating activities			
Profit/(loss) from ordinary activities before interest and income tax expense	45,528	41,817	44,161
Add/(less) adjustments of non-cash items:			
Depreciation and amortisation	81,921	57,161	50,603
(Profit)/loss on sale of non-current assets	910	66	–
Unrealised exchange (gains)/losses	436	(3,360)	366
Other movements	(2,306)	1,579	361
Changes in assets and liabilities net of effects from acquisitions of business and controlled entities:			
(Increase)/decrease in trade debtors/other debtors	(16,864)	(49,794)	913
(Increase)/decrease in inventories	(4,617)	(26,492)	(2,293)
(Increase)/decrease in prepayments	46	(5,089)	(3,082)
Increase/(decrease) in trade creditors/other creditors	(9,263)	33,742	(24,257)
Increase/(decrease) in provisions	2,168	903	1,588
Net operating cash flows before interest and income tax expense	97,959	50,533	68,360

The accompanying notes form part of this special purpose pro-forma financial report.

1. Statement of Significant Accounting Policies

(a) Basis of preparation and combination

On 17 June 2005, Mayne Group Ltd announced its intention to demerge its global, injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited, a company incorporated in Australia. As a result of Mayne Pharma Limited assuming the 'Mayne' name, Mayne Group Limited will be renamed AustCo Limited ('AustCo').

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 ('AGAAP').

In preparing the pro-forma financial statements, there have been departures from the disclosure requirements of AGAAP where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting the pro-forma statements of financial performance to the profit from ordinary activities before interest and income tax level only and presenting cash flow information for operating and investing activities only. The cash flow for operating activities excludes cash flows relating to interest and taxation. No comparative information is presented for the statement of financial position.

Transactions that will be undertaken after 1 July 2005 to realise the Demerger (see Note 1(b)) have been reflected, in determining these pro-forma statements, under the application of the Australian Equivalents to International Financial Reporting Standards ('IFRS'). Note 2 provides information on the adjustments necessary to transition the pro-forma statement of financial performance and the pro-forma statement of financial position to IFRS.

These financial statements comprise pro-forma statements of financial performance and cash flows for the three years ended 30 June 2003, 2004 and 2005 and a pro-forma statement of financial position at 30 June 2005 consolidated for the entities that will form part of the Mayne Pharma Group. A list of these entities is included in Note 25.

(b) Pro-forma Statement of Financial Position

The following principles have been adopted in the preparation of the pro-forma statement of financial position

Business Combinations between Commonly Controlled Entities

The pro-forma statement of financial position includes Mayne Pharma, together with the entities it controls as at 30 June 2005 and with the entities, where it is proposed, control will be transferred to Mayne Pharma, as contemplated by the Demerger Deed.

Entities subject to the Demerger Deed will be transferred to Mayne Pharma following shareholder approval, with the transfer being accounted for in accordance with IFRS. These internal transfers have been recorded based on fair values of the net assets immediately prior to the transaction. For the purposes of the pro-forma statement of financial position these internal transfers are assumed to have taken place on 30 June 2005.

Capital structure

The pro-forma statement of financial position reflects the capital structure of the Mayne Pharma Group after the conversion of loans to equity from AustCo Limited to Mayne Pharma Limited. These loans are to be converted to equity pursuant to the 'scheme of arrangement', subject to Mayne Group Limited shareholder approval of the Demerger. As a result Mayne Pharma will issue share capital of $1,550.273 million to Mayne Group Limited shareholders in equal proportion to their holding in Mayne Group Limited.

Total equity is presented as a single item in these financial statements reflecting the share issue, and the loan conversion outlined below.

Restructure of debt

AustCo's interest bearing liabilities, less cash and deposits, as at 30 June 2005 amounted to $283.656 million. On the date of Demerger, cash of $25.000 million will be allocated to Mayne Pharma resulting in AustCo retaining a net debt position of $308.656 million at 30 June 2005.

Accounting for Demerger transaction costs

All costs incurred in relation to the Demerger will be recognised in the statement of financial performance.

(c) Pro-forma Statements of Financial Performance and Cash Flows

The pro-forma statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the Mayne Pharma Group took effect on 1 July 2002. The following principles have been adopted in the preparation of the pro-forma statements of financial performance and cash flows:

- exclusions of gains and losses on the disposal of businesses;
- exclusions of revenues and costs of businesses disposed of or designated as discontinued in the period presented;
- exclusion of one-off and non-recurring items (significant items); and
- inclusion of costs of operating as an independent listed company.

1. Statement of Significant Accounting Policies (continued)

(d) Revenue Recognition (Note 5)

Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when control of the goods passes to the customer.

Where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser and the profit or loss on disposal is also brought to account at this time.

Dividend income from controlled entities is brought to account in the parent entity at the time the dividends have been declared by the controlled entities. Dividend income from associated entities is brought to account at the time the dividends are received.

Research and development grants, relating to research and development costs that have been expensed, are recognised as revenue.

(e) Foreign Currency

Transactions

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of the financial statements of overseas controlled entities

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of 'self sustaining' foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the directors, where prudent, enter into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. Gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income Tax

Tax effect accounting has been adopted in the Mayne Pharma consolidated financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as 'Deferred Tax Liabilities' or 'Deferred Tax Assets'. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the statement of financial performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

Tax Consolidation

As at the date of the Demerger the Australian Mayne Pharma entities will leave the AustCo Limited (formerly Mayne Group Limited) tax consolidated group. AustCo will retain the current tax liabilities of the Australian Mayne Pharma entities and the appropriate accumulated tax losses, subject to meeting continuity of ownership requirements. Any deferred tax assets or liabilities held by the head entity in the tax consolidated group that relate to the Australian Mayne Pharma entities will be transferred back to these entities, in
... 1052 Tax Consolidation Accounting (see Note 2(b)).

Upon leaving the tax consolidated group the Mayne Pharma entities are required to reimburse AustCo for the current tax liabilities subsumed by the head entity of the tax consolidated group, but not yet remitted to the Australian Tax Office ('ATO'), as stipulated in the Tax Sharing Agreement.

Mayne Pharma will apply, to the ATO, to allow the Australian Mayne Pharma entities to enter into a tax consolidation group effective immediately after leaving the AustCo tax consolidated group.

(g) Inventory Valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the pharmaceuticals businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line's normal selling pattern.

Expenses of marketing, selling and distribution are deducted to establish net realisable value.

(h) Receivables

Trade debtors settlement varies with the nature of the customer and regional acceptable practices. Trade debtors are carried at amounts due (net of rebates, discounts and other allowances). Other debtors are carried at amounts due.

The collectability of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

(i) Investments

Controlled entities

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 'Consolidated Accounts'. AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

All inter-entity transactions and balances have been eliminated on consolidation.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

Associated entities

The associated entities have been determined in accordance with AASB 1016 'Accounting for Investments in Associates'. This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Other investments

Listed and other investments in entities that are held as long term strategic investments are carried at cost and tested for impairment in accordance with the policy described in Note 1(o).

Listed investments that are held as available for sale are carried at market value.

(j) Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined in Note 1(q).

Revaluations

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. The net cash inflows are estimated using market determined risk adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as directors' valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale

Items of property, plant and equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

1. Statement of Significant Accounting Policies (continued)

(k) Plantation Assets

Yew tree plantations are held on land leased in the USA. The plantations will be 'whole tree' harvested and the harvested trees dried and processed. The resultant active pharmaceutical ingredient (API) Taxane is recognised as inventory. The plantation assets are measured at cost, being the net market value at date of acquisition.

(l) Intangibles

Goodwill

Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the directors to confirm that the current valuation is appropriate and systematically amortised against operating income over the period of time, not exceeding 20 years, during which benefits are expected to arise.

Licences and operating rights

The licences have all been acquired with purchases of businesses or controlled entities. Acquired licences are only recognised where title is clear, earnings are separately identifiable and the licence could be sold separately from the rest of the business.

Product development expenditure incurred in relation to acquired licences and rights is capitalised into the cost of the licence or right and tested for impairment in accordance with the policy described in Note 1(o).

Amortisation rates range from 1% per annum to 50% per annum dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand, licence or operating right cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the licences is reliant on the ability to generate superior returns for the business. Mayne Pharma has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each licence.

Research and development

Expenditure on research and development activity is expensed as incurred.

(m) Capitalisation of Interest

Building projects

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. Interest of $1.787 million was capitalised during the current year.

(n) Capitalisation of Leased Assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(o) Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The after tax discount rate used, based on weighted average cost of capital, was 9.60%.

(p) Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of five years and is reviewed in accordance with the policy set out in Note 1(o).

(q) Depreciation and Amortisation

Freehold Properties

Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold Improvements

The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, that range from

Leased Plant and Equipment

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

(r) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(s) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long Service Leave

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

Superannuation Funds

The consolidated entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Two of the funds to which Mayne Pharma contributes are defined benefit plans. Details of these plans are set out in Note 28. These defined benefit plans are closed to new members and employees are members of company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

(t) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

Restructuring

A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Acquisitions

Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities.

(u) Derivatives

Mayne Pharma is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures Mayne Pharma uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. Mayne Pharma does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest Rate Swaps

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Cross Currency Interest Rate Swaps

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period. The accounting for principal amounts is set out in Note 1(e).

Foreign Exchange Derivatives

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

1. Statement of Significant Accounting Policies (continued)

(u) Derivatives (continued)

Interest rate options

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(v) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except where the GST is not recoverable from the Australian Tax Office ('ATO'), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included.

The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing or financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(w) Use of Estimates

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates and any movements resulting from a change in the estimates are recognised through profit and loss.

(x) Nature of Operations

Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals and of specialty pharmaceutical products. Pharmaceuticals has plants in Australia, USA, Puerto Rico and Germany and distributes to more than 50 countries in three regions being Asia Pacific, Americas and Europe, and Middle East and Africa.

2. Transition to Australian Equivalents to International Financial Reporting Standards

For reporting periods on or after 1 January 2005, Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited, must comply with International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of IFRS for Mayne Pharma is 1 July 2005 ('adoption date'), hence the reporting period commencing 1 July 2005 (FY06) will be the first period that Mayne Pharma will apply the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne Pharma's opening IFRS statement of financial position will be re-stated at 1 July 2004 ('transition date').

The impact of IFRS upon Mayne Pharma has been assessed through the overall IFRS Project implemented by AustCo Limited (formerly Mayne Group Limited) as described below. The first five phases of the project are complete with the implementation phase currently in progress.

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the IFRS steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

- A communication plan for the project was developed.
- The project plan has been communicated to the project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

- Detailed review of each standard, noting each difference between the existing AGAAP and the new IFRS standard, the extent of the potential impact and planned implementation of any changes throughout Mayne Pharma. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting.

System changes

- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005.

Training

- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the Mayne Pharma Accounting Policy Manual to reflect IFRS based accounting policies.
- Presentation of the above materials to those employees of Mayne Pharma significantly impacted by the transition to IFRS.

Implementation

- Half-year IFRS comparatives, dated 31 December 2004, and full year IFRS comparatives, dated 30 June 2005, will be completed directly after existing Australian GAAP accounts have been finalised.
- 31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne Pharma.

Under AASB 1047 'Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards', entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial reporting of adoption of IFRS.

Based on IFRS, as currently issued, the known estimable transition differences of Mayne Pharma on the application of IFRS are summarised below.

The transitional adjustments reported in this Note are based on the IFRS standards released as at 30 June 2005. These are subject to ongoing review and amendment by the AASB, or technical updates and interpretative guidance supplied from the International Accounting Standards Board, which could change the adjustments reported.

The transition adjustments discussed below are based on the work performed to date by the IFRS Project Team and represent the current best estimate of the impact of IFRS on Mayne Pharma as at the reporting date. The known impacts on the 2005 results and on the financial position at 30 June 2005 are also included below. Mayne Pharma is still in the process of finalising the impact of these adjustments and consequently the impact of transition to IFRS will change once the adjustments are finalised.

(a) AASB 3 'Business Combinations' (AASB 3)

Purchased goodwill and goodwill on consolidation represents the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired. Mayne Pharma's current accounting policy is to systematically amortise goodwill over a period of time during which benefits are expected to arise, this must not exceed 20 years.

Under IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate a potential impairment. If an impairment in the value of goodwill is identified this is immediately recognised in the statement of financial performance.

Under the transitional arrangements of AASB 1 'First-Time Adoption of Australian Equivalents to International Financial Reporting Standards' an election is available to apply AASB 3 prospectively from transition date. The election also allows an entity to select a date, earlier than the date of transition, from which AASB 3 will be prospectively applied. Mayne Pharma has elected to apply AASB 3 prospectively from 1 October 2003, being the date of the earliest acquisition that Mayne Pharma has elected to re-state under AASB 3. The impact of AASB 3 and associated transitional arrangements on Mayne Pharma will be:

- all business combinations that occurred subsequent to 1 October 2003 will be revisited and accounted for under the requirements of AASB 3;
- the acquisition accounting for all business combinations that occurred prior to 1 October 2003 will not be revisited under IFRS;
- no changes can be made to the acquisition accounting of business combinations made prior to 1 October 2003; and
- any goodwill amortisation that has been reported under AGAAP subsequent to the transition date, being 1 July 2004, will be reversed for the comparative IFRS reporting period.

In making the election to apply AASB 3 from 1 October 2003 Mayne Pharma will revisit the following acquisitions under IFRS, that occurred prior to transition date:

- purchase of the worldwide generic injectable paclitaxel business from NaPro Biotherapeutics, Inc.. (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products that were marketed in the USA by aaiPharma Inc..;
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, Pharma will also revisit those acquisitions made subsequent to transition date under IFRS, these include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

(a) AASB 3 'Business Combinations' (AASB 3) (continued)

- purchase of the shares in Intra-tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH; and
- purchase of the shares in PHT Pharma Srl which is a generic pharmaceutical business that specialises in the hospital segment.

In applying AASB 3 to these business combinations, additional intangible assets have been identified and Mayne Pharma will reduce goodwill by $97.989 million and increase intangible assets by $95.763 million on transition to IFRS. The net difference of $2.226 million, being a credit to retained earnings, comprises a reduction in goodwill amortisation of $5.579 million, an increase in intangible asset amortisation of $6.159 million and a derecognition of costs capitalised into goodwill of $1.646 million. For the year ended 30 June 2005, the amortisation charge relating to the additional intangible assets recognised will be $11.158 million.

The application of AASB 3, for the year to 30 June 2005, will reduce goodwill by $2.933 million relating to the derecognition of costs capitalised into goodwill for those business combinations made subsequent to transition date, with the corresponding amount being charged to statement of financial performance.

The requirement to cease all goodwill amortisation from transition date will have the effect of reducing the amortisation expense and therefore improving the reported profits of Mayne Pharma, subject to any impairment charge that may be required. This change in accounting policy under IFRS may result in increased volatility in future earnings where impairment losses are recognised. The goodwill amortisation charge for the year ended 30 June 2005, for those business combinations revisited under AASB 3 is $15.892 million, under AGAAP. The amortisation charge for the remaining goodwill balance recognised by Mayne Pharma for the year ended 30 June 2005 is $35.725 million, under AGAAP.

(b) AASB 112: 'Income Taxes' (AASB 112)

With the introduction of IFRS a 'balance sheet' approach to accounting for taxation will be adopted, replacing the current 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is likely that under IFRS, additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current AGAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under IFRS, the threshold for asset recognition is the 'probable' test.

The identified tax adjustments to deferred tax assets and liabilities of Mayne Pharma, that arise on transition to other IFRS standards, will comprise an increase in the deferred tax asset of $0.191 million associated with the pension liability as detailed in Note 2(e), an increase in the deferred tax liability of $4.095 million for the tax effect of capitalisation of development expenditure and an increase to the deferred tax asset of $0.087 million and an increase to the deferred tax liability of $0.079 million relating to the recognition of additional leases on balance sheet under IFRS.

In addition, Mayne Pharma will recognise an increase in deferred tax assets of $5.874 million and an increase in deferred tax liabilities of $11.568 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The identified tax adjustments to deferred tax assets and liabilities of Mayne Pharma relating to IFRS adjustments for the year ended 30 June 2005, will comprise an increase in deferred tax liability of $2.151 million for the tax effect of capitalisation of development expenditure.

In relation to the leases that were recognised on balance sheet on transition to IFRS there will be a decrease to the deferred tax asset of $0.027 million and a decrease to the deferred tax liability of $0.026 million .

In addition, Mayne Pharma will recognise, for the year ended 30 June 2005, a decrease in deferred tax assets of $0.295 million and an increase in deferred tax liabilities of $0.445 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The Urgent Issues Group ('UIG') has issued Interpretation 1052, Tax Consolidating Accounting, which requires wholly owned subsidiaries in a tax consolidated group to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity, in the tax consolidated group, via an equity contribution or distribution. This interpretation will apply to Mayne Pharma on successful application to the ATO for the Australian Mayne Pharma entities to enter into a tax consolidation group.

The Interpretation stipulates acceptable methods of allocating deferred tax assets and deferred tax liabilities among entities within a tax consolidated group. These methods are the 'stand-alone tax payer' approach; the 'separate tax payer within group' approach; and the 'group allocation' approach. Mayne Pharma has elected to use the stand-alone tax payer approach which requires the deferred tax assets and deferred tax liabilities with the tax consolidated group to be allocated out to each entity as if it continued to be a taxable entity in its own right.

(c) AASB 116: 'Property, Plant and Equipment' (AASB 116)

The current accounting policy of Mayne Pharma is to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under IFRS Mayne Pharma has elected to apply the cost basis of recording property, plant and equipment thereby deeming that the carrying value of property, plant and equipment will be the cost value from the date of transition.

In making the above election on transition to IFRS the asset revaluation reserve will be derecognised as it is no longer a valid reserve with the election to apply the cost model of valuation. On the date of transition to IFRS, the asset revaluation reserve of Mayne Pharma was nil, therefore no transitional adjustment is required.

Due to this change in accounting policy from transition date Mayne Pharma will reverse any revaluations that have been recognised since the date of transition. The property, plant and equipment revaluation for Mayne Pharma for the year ended 30 June 2005 was $12.835 million.

(d) AASB 117: 'Leases' (AASB 117)

The classification of a lease as an 'operating' lease or a 'finance' lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in AGAAP. Pharma has reviewed all lease contracts and has identified a number of leases, currently classified under AGAAP as 'operating' leases, that meet the criteria of a 'finance' lease under IFRS.

AASB 1 requires all asset and liabilities, whose recognition is required by IFRS, to be recognised on transition. Therefore those leases identified as financing, but are currently accounted for as operating leases under AGAAP, will be recognised in the statement of financial position. This will result in the recognition of a leased asset and liability in relation to the financing arrangement. This change in accounting will not significantly impact the future earnings of Mayne Pharma as the operating lease expense currently recognised will be replaced by a depreciation charge and an interest expense of similar magnitude.

On transition to IFRS Mayne Pharma has recognised leased assets valued at $0.262 million and lease liabilities totalling $0.289 million. The adjustment will result in Mayne Pharma recognising an increase in deferred tax assets of $0.087 million and a increase in deferred tax liabilities of $0.079 million. For the year ended 30 June 2005, the operating lease expense under AGAAP of $0.106 million will be reversed and will be replaced with a depreciation charge of $0.087 million and an interest expense of $0.016 million for IFRS, resulting in a net increase in profit before tax of $0.003 million.

(e) AASB 119: 'Employee Benefits' (AASB 119)

The current policy of Mayne Pharma is to ensure that sufficient contributions are made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

IFRS AASB 119 requires the recognition of the net surplus or deficit of defined benefits funds, at transition date, to be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This adjustment resulted in Mayne Pharma recognising a $0.448 million defined benefit liability, a decrease to retained earnings of $0.448 million and a $0.191 million increase to the deferred tax asset, as detailed in Note 2(b).

AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. Mayne Pharma has elected to recognise actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the statement of financial performance.

As the plans are closed to new members, and do not have significant outstanding balances, no impact is anticipated under IFRS for the recognition of actuarial gains/loss in equity for Mayne Pharma defined benefit plans for the year ended 30 June 2005.

(f) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)

On the date of transition to IFRS Mayne Pharma will take advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to zero. This election will result in a credit adjustment against the FCTR of $26.248 million with a corresponding adjustment being made against retained earnings.

Subsequent to transition to IFRS exchange rate differences relating to the translation of foreign operations will continue to be recognised in the FCTR, as a separate component of equity. The exchange differences are then released through the statement of financial performance when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

(g) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)

Under AASB 132/139 Mayne Pharma's accounting policy will change to recognise in the statement of financial position all derivatives and measure some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value will be carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the statement of financial position with any movements in fair value recognised in the current period's statement of financial performance. The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

Mayne Pharma has both foreign currency borrowings and foreign operations and is therefore exposed to both interest rate and foreign currency risk. Refer to Note 19 for further details on Mayne Pharma's risk management policy governing the use of derivatives.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which Mayne Pharma is a party, must be recognised in the statement of financial position. Mayne Pharma has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

Mayne Pharma is required to comply with AASB 132/139 from 1 July 2004 however an exemption is available under AASB 1 such that comparative information does not need to be re-stated under these standards. Mayne Pharma has elected to take advantage of this exemption. There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as current AGAAP continues to apply.

Mayne Pharma has followed AGAAP in accounting of financial instruments within the scope of AASB 132/139 and described in Note 1 Statement of Significant Accounting Policies.

As at 1 July 2005 the expected adjustments are:

Available-for-sale financial assets

Under current AGAAP available-for-sale equity securities were recognised at cost, these will be recognised at fair value when AASB 139 is applied with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the statement of financial performance.

The impact of this change is expected to decrease equity securities held by Mayne Pharma by $3.067 million and decrease the fair value reserve by $3.067 million.

Derivatives

Under current Mayne Pharma policy not all derivatives are recognised in the statement of financial position. On adoption of AASB 139 all derivatives will be recognised in the statement of financial position. At 1 July 2005 Mayne Pharma does not hold any derivatives.

Impact of change in accounting policy on prior periods:

The nature of the main adjustments to the transitional IFRS statement of financial position as at 1 July 2004 and the statement of financial performance of the financial year ended 30 June 2005 to achieve full compliance with IFRS had accounting standards AASB 132/139 been applied from 1 July 2004 would have been:

Available-for-sale financial assets

Equity securities would have been recognised at fair value rather than at cost and with the movement in the fair value of the equity securities being recognised through the equity reserve account. The adjustment required on transition to IFRS, at 1 July 2004 for Mayne Pharma, would have been to increase the fair value reserve by $0.365 million.

The movement in the fair value of the equity securities that would have been recognised in equity for the year ended 30 June 2005 would have been a reduction in the fair value reserve of $3.432 million.

(h) AASB 136 'Impairment of Assets' (AASB 136)

The current accounting policy of Mayne Pharma is to review the carrying amounts of current and non-current assets valued on a cost basis to determine whether they are in excess of their recoverable amount. If the carrying value of the asset exceeds its recoverable amount the asset is written down to the lower amount.

On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset has been identified.

With impairment testing being performed at the cash generating unit level it is possible that additional impairment write downs, than what would have previously been experienced under AGAAP, may be recognised in the future under IFRS. Any write down will also impact the on going depreciation/amortisation charge, where applicable, of the impaired asset. For the year ending 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified.

(i) AASB 138: 'Intangible Assets' (AASB 138)

AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure. Pharma's current policy on research and development activities is to recognise all costs incurred as an expense in the statement of financial performance.

On transition to IFRS Mayne Pharma will recognise an intangible asset, relating to the development activities of $13.651 million, with a corresponding increase in retained earnings. This change in accounting policy under IFRS will impact the future earnings of Mayne Pharma through the capitalisation of development expenditure and the subsequent amortisation charge realised in relation to the intangible asset recognised.

For the year ended 30 June 2005 development expenditure of $8.164 million will be recognised as an intangible asset under AASB 138. In addition, an amortisation charge of $0.993 million, in relation to the capitalised development costs, will be recognised in the statement of financial performance.

In addition, the depreciation charge of $1.330 million for the year ended 30 June 2005 under AGAAP, relating to the computer software reclassified, will be recognised as an amortisation charge under IFRS in the statement of financial performance.

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all assets and liabilities are assessed in terms of IFRS. Mayne Pharma has reviewed all intangibles recognised under AGAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to IFRS computer software assets of $4.233 million will be reclassified from other non-current assets to intangible assets.

For the year ended 30 June 2005 computer software assets capitalised during the period of $0.555 million will be reclassified from other non-current assets to intangible assets.

Under AASB 138 intangible assets with indefinite useful lives are not amortised but instead must be tested annually for impairment. Any impairment write down recognised in the statement of financial performance in the period in which it occurs. See Note 2(h).

Consistent with current Mayne Pharma policy, intangible assets with a finite useful life are amortised over that life using a method that best reflects the pattern in which future economic benefits are anticipated to be consumed.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

Summary of transitional adjustments

Statement of Financial Performance

The following adjustments have been made to determine the statement of financial performance for the year ended 30 June 2005 under IFRS.

	Note	Pro-forma AGAAP $'000	Transition impact $'000	Pro-forma IFRS $'000
Revenues from ordinary activities before interest		700,896	–	700,896
Employee expense		(135,715)	–	(135,715)
Subcontractor expense		(6,225)	–	(6,225)
Purchases of materials and trading stocks		(293,309)	–	(293,309)
Change in inventories		1,615	–	1,615
Marketing costs		(28,957)	–	(28,957)
Fleet operation and distribution costs		(17,599)	–	(17,599)
Occupancy costs		(7,256)	–	(7,256)
Depreciation	(d), (i)	(19,742)	1,243	(18,499)
Other expenses from ordinary activities	(a), (d), (i)	(86,322)	5,337	(80,985)
Share of net profits/(losses) of associates accounted for using the equity method		321	–	321
Profit/(loss) from ordinary activities before interest, income tax expense, amortisation and significant items		107,707	6,580	114,287
Amortisation	(a), (i)	(62,179)	38,137	(24,042)
Profit/(loss) from ordinary activities before interest, income tax expense and significant items		45,528	44,717	90,245

Statement of Cash Flows

A reconciliation of the Statement of Cash Flows from Australian GAAP to IFRS has not been provided as there is no impact on this statement on transition to IFRS.

Statement of Financial Position

The following adjustments have been made to determine the statement of financial position as at 30 June 2005 under IFRS.

	Note	Pro-forma AGAAP $'000	Transition impact[1] $'000	2005 adjustments[2] $'000	Pro-forma IFRS $'000
Current Assets					
Cash and deposits		45,041	–	–	45,041
Receivables		204,306	–	–	204,306
Inventories		191,122	–	–	191,122
Other current assets		12,104	–	–	12,104
Total Current Assets		452,573	–	–	452,573
Non-Current Assets					
Deposits		60	–	–	60
Investments accounted for using the equity method		1,281	–	–	1,281
Other financial assets		4,296	–	–	4,296
Property, plant and equipment	(c), (d), (i)	297,209	(3,971)	(13,477)	279,761
Intangibles	(a), (i)	1,114,644	15,660	45,379	1,175,683
Deferred tax assets	(b)	36,291	6,152	(322)	42,121
Other		2,400	–	–	2,400
Total Non-Current Assets		1,456,181	17,841	31,580	1,505,602
Total Assets		1,908,754	17,841	31,580	1,958,175
Current Liabilities					
Payables		122,220	–	–	122,220
Interest-bearing liabilities	(d)	5,119	97	–	5,216
Current tax liabilities		7,057	–	–	7,057
Provisions	(e)	50,053	448	(43)	50,458
Total Current Liabilities		184,449	545	(43)	184,951
Non-Current Liabilities					
Payables		145	–	–	145
Interest-bearing liabilities	(d)	14,982	192	(90)	15,084
Deferred tax liabilities	(b)	7,279	15,742	2,570	25,591
Provisions		41,311	–	–	41,311
Total Non-Current Liabilities		63,717	15,934	2,480	82,131
Total Liabilities		248,166	16,479	2,437	267,082
Net Assets		1,660,588	1,362	29,143	1,691,093
Total Equity		1,660,588	1,362	29,143	1,691,093

1 This column represents the impact to the opening statement of financial position on the adoption of IFRS from transition date being, 1 July 2004.

2 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

Summary of Impact of Transition to IFRS on Equity

The impact of the transition to IFRS on equity is summarised below:

	Transition impact[1] $'000	2005 adjustments[2] $'000
IFRS reconciliation:		
– net adjustment for re-statement of business combinations	(2,226)	1,928
– cease amortisation of goodwill	–	35,725
– impact of taxation	(9,590)	(2,892)
– capitalisation of finance leases	(25)	3
– capitalisation of development expenditure	13,651	7,171
– defined benefit plans accumulated actuarial gains/losses	(448)	43
– derecognition of asset revaluation reserve	–	(12,835)
	1,362	29,143

1 This column represents the impact to the opening statement of financial position on the adoption of IFRS from transition date being, 1 July 2004.

2 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

3. Pro-forma adjustments

Statement of Financial Performance

The following adjustments have been made in arriving at amounts in the pro-forma statement of financial performance for the years ending 30 June.

	2005 $'000	2004 $'000	2003 $'000
Revenue Adjustments			
Mayne Group total revenue[1]	3,905,151	5,025,271	5,828,075
Adjustment to remove AustCo Group total revenue	(3,220,544)	(4,502,975)	(5,349,674)
Mayne Pharma Group revenue from ordinary activities (before pro-forma adjustments)	684,607	522,296	478,401
Adjustment to add Mayne Pharma trading with AustCo	32,529	27,829	25,803
Discontinued Mayne Pharma revenue[2]	(16,240)	(18,385)	(19,982)
Revenue	700,896	531,740	484,222
Other revenue	(13,553)	(21,236)	(18,171)
Sales revenue	687,343	510,504	466,051
EBIT Adjustments			
Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation[1]	321,988	343,446	(144,928)
Adjustment to remove AustCo Group contribution	(199,258)	(229,231)	254,741
Mayne Pharma profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments)	122,730	114,215	109,813
AustCo trading with Mayne Pharma	96	898	(211)
Corporate cost allocation adjustment[3]	(18,582)	(15,532)	(13,641)
Discontinued Mayne Pharma activities[4]	3,565	(603)	(1,197)
Less significant items of continuing operations:[5]			
Profit/(loss) on disposal of controlled entities and businesses	9,640	–	–
Legal and other costs associated with litigiation related to Epirubicin	10,000	–	–
EBITDA	127,449	98,978	94,764
Less: Depreciation[6]	(19,742)	(16,306)	(13,671)
EBITA	107,707	82,672	81,093
Less: Amortisation[6]	(62,179)	(40,855)	(36,932)
EBIT[7]	45,528	41,817	44,161

1 Mayne Group total revenue (including sales and non-trading revenue) and Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited consolidated annual financial statements of Mayne Group Limited.

2 Discontinued revenue comprise the results of operations and disposal proceeds/profit of the Ethical Category Drug business in Australia (sold in fiscal year 2004) and the Latin American pharmaceutical business (discontinued in fiscal year 2005).

3 Corporate cost allocation represents an allocation of Mayne Group corporate costs previously incurred together with the incremental corporate costs expected to be incurred by Mayne Pharma after the Demerger and, in the view of the Mayne Board, is a reasonable reflection of the ongoing corporate costs of Mayne Pharma. Fiscal years 2004 and 2005 include amounts of $0.700 million and $2.400 million respectively in relation to the write-off of due diligence activity incurred by Mayne Group on behalf of Mayne Pharma.

4 Discontinued earnings comprise the results of operations and disposal proceeds/profit of the Ethical Category Drug business in Australia (sold in fiscal year 2004) and the results of operations of the Latin American pharmaceutical business.

5 This includes a provision for the fiscal year 2005 in relation to costs associated with the loss of the Epirubicin litigation of A$10.000 million, representing legal costs, stock write-offs and potential damages relating to profits earned since fiscal year 2003. It also includes the operating loss of the Latin American pharmaceutical business.

6 Depreciation and amortisation have been adjusted to exclude costs attributable to the discontinued activities.

7 Mayne Pharma earnings include the receipt of Government grants in relation to PIIP in fiscal years 2003 and 2004 of $8.600 million in each year and P3 in fiscal year 2005 of $1.200 million.

3. Pro-forma adjustments (continued)

Statement of Financial Position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position as at 30 June 2005.

	Total Mayne Group Limited[1] $'000	Separation of AustCo[2] $'000	Pro-forma net assets of Mayne Pharma $'000	Demerger adjustments[5] $'000	Mayne Pro-forma Pharma $'000
Current Assets					
Cash and deposits	389,758	335,322	54,436	(9,395)	45,041
Receivables	459,758	255,452	204,306	–	204,306
AustCo loan receiveable[4]	–	1,559,668	–	–	–
Inventories	418,034	226,912	191,122	–	191,122
Other current assets	34,401	22,297	12,104	–	12,104
Total Current Assets	1,301,951	2,399,651	461,968	(9,395)	452,573
Non-Current Assets					
Deposits	606	546	60	–	60
Receivables	4,836	4,836	–	–	–
Investments accounted for using the equity method	1,748	467	1,281	–	1,281
Other financial assets	8,169	3,873	4,296	–	4,296
Property, plant and equipment	543,404	246,195	297,209	–	297,209
Intangibles	2,131,020	1,016,376	1,114,644	–	1,114,644
Deferred tax assets	94,941	58,650	36,291	–	36,291
Other	4,053	1,653	2,400	–	2,400
Total Non-Current Assets	2,788,777	1,332,596	1,456,181	–	1,456,181
Total Assets	4,090,728	3,732,247	1,918,149	(9,395)	1,908,754
Current Liabilities					
Payables	577,789	459,364	118,425	3,795	122,220
Interest-bearing liabilities[3]	390,356	385,237	5,119	–	5,119
AustCo loan payable[4]	–	–	1,559,668	(1,559,668)	–
Current tax liabilities	39,128	29,965	9,163	(2,106)	7,057
Provisions	160,258	116,205	44,053	6,000	50,053
Total Current Liabilities	1,167,531	990,771	1,736,428	(1,551,979)	184,449
Non-Current Liabilities					
Payables	946	801	145	–	145
Interest-bearing liabilities[3]	283,664	268,682	14,982	–	14,982
Deferred tax liabilities	38,964	31,685	7,279	–	7,279
Provisions	83,419	42,108	41,311	–	41,311
Total Non-Current Liabilities	406,993	343,276	63,717	–	63,717
Total Liabilities	1,574,524	1,334,047	1,800,145	(1,551,979)	248,166
Net Assets	2,516,204	2,398,200	118,004	1,542,584	1,660,588
Total Equity	2,516,204	2,398,200	118,004	1,542,584	1,660,588

1 Total Mayne Group Limited balances have been extracted from the audited consolidated financial statements of Mayne Group Limited for the year ended 30 June 2005.

2 The separation of AustCo balances represents the assets and liabilities of the entities expected to remain part of the AustCo following the Demerger.

3 Total Mayne Group Limited net debt (interest-bearing liabilities less cash and deposits) at 30 June 2005 amounted to $283.656 million. As part of the Demerger Mayne

4 The internal loan payable and receivable represents the group balances between entities that will form part of the AustCo Group and the Mayne Pharma Group. The balance represents the balances existing at 30 June 2005 plus additional amounts that will arise on the internal restructure. As part of the Demerger, this payable net of the receivable of $9.395 million, arising from the transfer of cash from AustCo to Mayne Pharma, is converted to new shares in Pharma.

5 Transaction costs for the Demerger is estimated at $85.000 million. $9.795 million of the transaction costs is to be borne by the Mayne Pharma Group, with related tax benefits of $2.106 million. The Mayne Pharma costs have been reflected in:
- an increase in payables of $3.795 million; and
- an increase in provisions of $6.000 million.

All transaction costs will be expensed in the statement of financial performance as they are incurred.

6 The pro-forma adjustments to Mayne Pharma equity are:

	Mayne Pharma $'000	Transaction costs $'000	Loans capitalised $'000	Pro-forma Mayne Pharma $'000
Share capital	–	–	1,550,273	1,550,273
Reserves	(20,003)	–	–	(20,003)
Retained profits	138,007	(7,689)	–	130,318
Total equity attributable to Mayne Pharma members	118,004	(7,689)	1,550,273	1,660,588

4. Pro-forma Statement of Financial Performance – Expenditure by Function

The statement of financial performance presented below represents the pro-forma statement of financial performance for Mayne Pharma where expenditure has been classified based on their function within the group.

	2005 $'000	2004 $'000	2003 $'000
Revenue	682,208	510,431	466,051
Cost of sales	(359,057)	(273,793)	(234,090)
Gross Profit	323,151	236,638	231,961
Other Income	18,688	21,309	18,171
Distribution expenses	(17,599)	(15,399)	(18,348)
Marketing expenses	(28,957)	(19,635)	(18,642)
Occupancy expenses	(7,256)	(5,407)	(3,742)
Administrative expenses	(44,166)	(29,506)	(28,662)
Research and development expenditure	(39,000)	(35,527)	(44,504)
Other expenses	(97,475)	(69,880)	(55,779)
Share of net profits/(losses) of associates accounted for using the equity method	321	79	639
Profit/(loss) from ordinary activities before, interest, income tax expense, amortisation and significant items	107,707	82,672	81,094
Amortisation	(62,179)	(40,855)	(36,933)
Profit/(loss) from ordinary activities before interest, income tax expense and significant items	45,528	41,817	44,161

5. Revenue

Revenue from operating activities before interest:			
Sales Revenue			
– Revenue from services	5,135	73	–
– Revenue from sale of goods	682,208	510,431	466,051
	687,343	510,504	466,051
Revenue from outside operating activities:			
Proceeds on sale of non-current assets			
– property, plant and equipment	441	1,415	–
Other income	13,112	19,821	18,171
Total revenue before interest	700,896	531,740	484,222

6. Profit/(loss) from ordinary activities before income tax expense

Profit/(loss) from ordinary activities before income tax expense includes the following specific expenses and net gains:

	2005 $'000	2004 $'000	2003 $'000
Cost of goods sold	(359,057)	(273,793)	(234,090)
Depreciation of:			
– Freehold buildings	(1,826)	(1,035)	(1,048)
– Leasehold improvements	(17)	(38)	–
– Plant and equipment	(17,739)	(15,071)	(12,457)
– Leased plant and equipment	(160)	(162)	(166)
	(19,742)	(16,306)	(13,671)
Amortisation of:			
– Goodwill	(51,617)	(40,665)	(35,811)
– Licences and operating rights	(9,858)	(190)	(125)
– Research and development	(163)	–	(997)
– Deferred expenditure	(541)	–	–
	(62,179)	(40,855)	(36,933)
Bad and doubtful debts expense	92	(2)	–
Net loss on sale of property, plant and equipment	(910)	(66)	–
Net gain/(loss) on sale of investments	–	(126)	–
Research and development expense	(39,000)	(35,527)	(44,504)
Provision for employee benefits	(3,385)	(2,500)	(1,585)
Operating lease rentals:			
– Property	(7,256)	(5,407)	(3,742)
– Plant and equipment	(123)	(171)	–
Realised foreign exchange gains/(losses)	422	352	(948)
Unrealised foreign exchange gains/(losses)	(436)	3,360	(366)

7. Cash and Deposits

	2005 $'000
Current	
Cash on hand and at bank	45,041
	45,041
Non-current	
Loans and deposits	60
Loans and deposits are denominated in the following currencies:	
Australian Dollar	3
United States Dollar	57
	60

	2005 $'000
8. Receivables (current)	
Trade debtors	182,398
Provision for doubtful debts	(2,784)
	179,614
Other debtors	24,692
	204,306
9. Inventories	
Raw materials and stores at cost	46,802
Work in progress at cost	36,860
Finished goods at cost	113,015
Provision for diminution in value	(5,555)
	191,122
10. Other Current Assets	
Prepayments	12,104
	12,104
11. Other Financial Assets	
Investments in other entities(a) (b)	
Quoted on prescribed Stock Exchanges:	
– Shares at market value	1,206
– Shares at cost	4,273
Not quoted on prescribed Stock Exchanges:	
– Shares at cost	23
– Interest in partnership at cost	–
Total Other Financial Assets	4,296
(a) Other financial assets are denominated in the following currencies:	
Australian Dollar	23
United States Dollar	4,273
	4,296
(b) Non-interest bearing	4,296

12. Property, Plant and Equipment

	2005 $'000
Freehold land and buildings	
At 2005 Independent valuation (a)	87,929
Provision for depreciation of buildings on freehold land	
At 2005 Independent valuation (a)	(11,169)
Freehold land and buildings written down value	
At 2005 Independent valuation (a)	76,760
Leasehold improvements	
At cost	98
Provision for amortisation	(8)
Written down value	90
Plant and equipment	
At cost	233,197
Provision for depreciation	(128,949)
Written down value	104,248
Assets under construction	
At cost	114,565
Leased plant and equipment	
At capitalised cost	3,004
Provision for amortisation	(2,280)
Written down value	724
Plantation assets	
At cost	822
Total property, plant and equipment written down value	297,209

(a) Revaluation of properties

In the 2005 financial year, in accordance with Mayne Pharma's policy of triennial revaluations, certain freehold land and buildings (including integral plant) owned were independently valued by Gary Longden FAPI of Jones Lang LaSalle Advisory. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use.

Mayne Pharma adopted AASB 1041 'Revaluation of Non-Current Assets' from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as 'at directors' valuation', even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit.

	2005 $'000
13. Intangibles	
Goodwill at cost	1,103,160
Provision for amortisation	(151,531)
Written down value	951,629
Operating rights and distribution licences at cost	153,540
Provision for amortisation	(7,799)
Written down value	145,741
Product development at cost	20,871
Provision for amortisation	(3,597)
Written down value	17,274
Total intangibles written down value	1,114,644

14. Other Non-Current Assets

Deferred tax asset	36,291
Deferred expenditure	2,933
Provision for amortisation	(533)
Written down value	2,400
Total other non-current assets	2,400

15. Payables

Current	
Trade creditors	45,463
Other creditors	76,757
	122,220
Non-Current	
Other	145
	145

	2005 $'000
16. Interest-Bearing Liabilities	
Current	
Bank term loans (secured – (a))	1,161
Other loans (unsecured – (a))	3,958
	5,119
(a) Current interest-bearing liabilities are denominated in the following currencies:	
Euro	5,119
	5,119
Non-Current	
Bank loans (secured – (b))	1,029
Bank term loans (secured – (b))	2,078
Other loans (unsecured – (b))	11,875
	14,982
(b) Non-current interest-bearing liabilities are denominated in the following currencies:	
Euro	14,982
	14,982

The liabilities created by borrowings denominated in currencies other than Australian dollars provide a hedge to the consolidated entity's net assets in self sustaining foreign operations.

Maturity profile:

	Year ended 30 June 2005 Expected to mature in						
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	Thereafter $'000	2005 Totals $'000
Bank term loans	1,161	693	693	692	–	–	3,239
Average rate – fixed	3.75%	3.75%	3.75%	3.75%			
Bank loans	–	1,029	–	–	–	–	1,029
Average rate – floating		4.80%					
Other Loans	3,958	2,969	2,969	2,969	2,968	–	15,833
Average rate – fixed	3.75%	3.75%	3.75%	3.75%	3.75%	–	
Lease liabilities	–	–	–	–	–	–	–
Average rate – fixed							
Totals	5,119	4,691	3,662	3,661	2,968		20,101

	2005 $'000
Financing Facilities	
Committed Facilities (Note 1):	225,000
Available Committed Facilities	225,000
Drawn Term Financings (Note 2):	20,102

Notes:

1. Committed Facilities:

Bank Debt Facilities

Mayne Pharma Limited has received committed offers for new banking facilities of AUD 225.000 million. The new multi-currency, multi-issuer banking facility will be a three year revolving cash advance facility under a syndicated facility. The facility will be available for drawdown with effect from the Demerger Date.

Interest will be payable by Mayne Pharma on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility will be generally consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility will contain customary provisions relating to events of default, which could trigger early repayment. The facility will also contain undertakings by Mayne Pharma and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature. There will be no credit rating downgrade triggers that could cause early repayment of the facility.

2. Drawn term financings

(a) Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB') of an amount of EUR 2.046 million (AUD 3.240 million) maturing 30 June 2009, including the security arrangements between IKB and Wasserburger.

(b) A loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of EUR 10.000 million (AUD 15.833 million). The loan matures in September 2009.

(c) A factoring agreement between PHT Pharma Srl (PHT) and Banca San Paolo (San Paolo). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advanced at balance date is EUR 0.650 million (AUD 1.029 million).

	Note	2005 $'000
17. Provisions		
Current		
Current tax liabilities		7,057
Employee entitlements (a)	1(s)	11,129
Provision for workers compensation		834
Provision for restructuring (b)	1(t)	1,861
Provision for acquisitions (c)	1(t)	30,229
Provision for demerger costs		6,000
		50,053
Non-Current		
Deferred tax liabilities		7,279
Employee entitlements (a)	1(s)	5,945
Provision for acquisitions (c)	1(t)	35,366
		41,311
(a) Aggregate current and non-current employee entitlements		17,074
The present values of employee entitlements not expected to be settled within 12 months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.		
Number of employees at balance date		1,961
(b) Provision for restructuring comprises:		
– Continuing businesses		890
– Discontinuing businesses		971
		1,861
(c) Provision for acquisitions current plus non-current comprises:		
– FH Faulding & Co Ltd		443
– Wasserburger Arzneimittelwerk Dr Madaus GmbH		1,636
– Onkoworks Gesellschaft fur Herstellung und Vertirieb onkologischer Spezialpraprarte GmbH		9,620
– PHT Pharma Srl		13,141
– Intra-Tech Healthcare Ltd		2,722
– Paxene licences		9,919
– ROVI assets		977
– Pliva assets		27,137
		65,595
Provisions for acquisitions include the following amounts for deferred consideration:		
– Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH		6,339
– PHT Pharma Srl		9,872
– Paxene licences		9,919
– Pliva assets		27,137
		[illegible]

	2005 $'000
18. Total equity	
Equity attributable to members of Mayne Pharma Limited	1,660,588
Total Equity	1,660,588

19. Additional Financial Instruments Disclosure

(a) Interest Rate Risk

Interest Rate Risk Exposures

The consolidated entity's exposures to interest rate risk and the effective weighted interest rates for interest-bearing liabilities are set out in Note 16 and for employee benefits are set out in Note 17. The consolidated entity's other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non-interest bearing.

The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

Interest Rate Swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The consolidated entity had no interest rate swap contracts at 30 June 2005.

Interest rate options

Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

The consolidated entity has no outstanding option contracts at 30 June 2005.

(b) Foreign Exchange Risk

The objective of the consolidated entity's foreign exchange hedging policy is the protection of the entity's consolidated shareholders' funds. This is achieved by matching the currency exposures of any debt raised to the currency of the underlying assets.

The consolidated entity may use the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign Currency Contracts

A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than six months.

The consolidated entity has no foreign exchange contracts at 30 June 2005.

(c) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer.

Unrecognised Financial Instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign Currency Swap Agreements and Interest Rate Swap Agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The consolidated entity has no interest rate or foreign exchange contracts at the date of this report.

19. Additional Financial Instruments Disclosure (continued)

(d) Net Fair Value of Financial Assets and Liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments

Assets

Cash, short term deposits and debtors:
The carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Investments:
The fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystallise if they are held to maturity.

Liabilities

Short Term Debt:
The carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Debt:
The fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, *movements in interest rates can affect fair values.*

The carrying amounts and estimated fair values of the consolidated entity's recognised financial assets and liabilities are as follows:

	2005 Carrying Amount $'000	2005 Net Fair Value $'000
Financial Assets:		
Cash	45,041	45,041
Loans and deposits non-current	60	60
Receivables current	204,306	204,306
Receivables non-current	–	–
Other financial assets:		
– Shares in other corporations – listed	4,273	1,206
– Shares in other corporations – unlisted	23	23
Financial Liabilities:		
Payables current	122,220	122,220
Interest-bearing liabilities current	5,119	5,119
Provisions current	50,053	50,053
Payables non-current	145	145
Interest-bearing liabilities non-current	14,982	14,982
Provisions non-current	41,311	41,311

20. Segmental Reporting

The consolidated entity operates predominantly in the following business segments:

Pharmaceuticals – comprises the development, manufacture and distribution of injectable pharmaceuticals and specialty pharmaceutical products.

Unallocated – comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the group's operations.

	Sales Revenue			Earnings before interest, tax, significant items and amortisation		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pharmaceuticals	687,343	510,504	466,051	126,291	98,204	94,956
Unallocated	–	–	–	(18,584)	(15,532)	(13,862)
Consolidated	687,343	510,504	466,051	107,707	82,672	81,094
Geographic Segments						
Australia & Pacific	205,112	192,426	161,624	36,782	40,371	42,595
Americas	155,961	114,700	128,355	20,757	15,428	15,810
Europe, Middle East & Africa	326,270	203,378	176,072	68,752	42,405	36,551
Unallocated	–	–	–	(18,584)	(15,532)	(13,862)
Consolidated	687,343	510,504	466,051	107,707	82,672	81,094

	Amortisation			Earnings before interest, tax and significant items		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pharmaceuticals	62,179	40,855	36,933	64,112	57,349	58,023
Unallocated	–	–	–	(18,584)	(15,532)	(13,862)
Consolidated	62,179	40,855	36,933	45,528	41,817	44,161
Geographic Segments						
Australia & Pacific	14,727	13,031	16,359	22,055	27,340	26,236
Americas	16,535	12,251	7,880	4,222	3,177	7,930
Europe, Middle East & Africa	30,917	15,573	12,694	37,835	26,832	23,857
Unallocated	–	–	–	(18,584)	(15,532)	(13,862)
Consolidated	62,179	40,855	36,933	45,528	41,817	44,161

	Depreciation			Capital Expenditure		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pharmaceuticals	19,742	16,306	13,671	85,677	51,282	25,538
Unallocated	–	–	–	–	–	–
Consolidated	19,742	16,306	13,671	85,677	51,282	25,538
Geographic Segments						
Australia & Pacific	11,312	11,880	10,400	56,161	37,104	23,125
Americas	3,809	2,650	2,132	24,742	11,171	1,396
Europe, Middle East & Africa	4,621	1,776	1,139	4,774	3,007	1,017
Consolidated	19,742	16,306	13,671	85,677	51,282	25,538

	Assets 2005 $'000	Liabilities 2005 $'000
Business Segments		
Pharmaceuticals	1,837,918	234,833
Unallocated	70,836	13,333
Consolidated	1,908,754	248,166
Geographic Segments		
Australia & Pacific	930,988	13,106
Americas	452,170	28,144
Europe, Middle East & Africa	525,596	206,916
Consolidated	1,908,754	248,166

21. Capital Expenditure Commitments

	2005 $'000
Estimated capital expenditure contracted for at balance date but not provided, payable:	
Plant and equipment	
– Within one year	24,804
– Later than one and less than two years	–
– Later than two and less than five years	–
– Later than five years	–
	24,804
Product in-licencing and development	
– Within one year	3,902
– Later than one and less than two years	913
– Later than two and less than five years	1,622
– Later than five years	–
	6,437

	2005 $'000
22. Lease Commitments	
(a) Finance lease commitments payable:	
The Mayne Pharma Group does not have any finance lease commitments at 30 June 2005.	
(b) Operating lease commitments payable:	
(i) Property	
– Within one year	3,178
– Later than one and less than two years	3,158
– Later than two and less than five years	7,384
– Later than five years	9,886
Total	23,606
(ii) Plant and equipment	
– Within one year	1,555
– Later than one and less than two years	1,029
– Later than two and less than five years	636
– Later than five years	–
Total	3,220
Total Operating Lease Commitments	26,826

23. Contingent Liabilities

Claims for which no reserves are considered appropriate	3,507
	3,507

Due to the nature of its generic pharmaceuticals business, Mayne Pharma is engaged in litigation during the normal course of business for alleged infringement of patents. The information usually required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

24. Acquisition of Controlled Entities and Businesses

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Proportion of Shares Acquired %	Consideration $'000	Acquisition provision raised $'000
Year ended 30 June 2005				
Intra-Tech Healthcare Limited	2 June 2005	100%	47,703	2,839
Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	20 June 2005	100%	26,776	10,368
PHT Pharma Srl	24 June 2005	100%	25,890	14,027
During the year other pharmaceuticals businesses and assets were acquired for consideration of $30.348 million				
Year ended 30 June 2004				
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	100%	47,287	4,660
During the year other pharmaceuticals businesses and assets were acquired for consideration of $294.793 million				
Year ended 30 June 2003				

25. Particulars in relation to Controlled Entities

	Note	Country of Incorporation	Mayne Pharma Limited's direct and indirect interest held 2005 %
Parent Entity			
Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)		Australia	
Controlled Entities	(a), (b)		
F H Faulding & Co Ltd	(c), (d)	Australia	100
– F H Faulding Properties (Vic) Pty Ltd	(c)	Australia	100
– F H Faulding Properties (SA) Pty Ltd	(c)	Australia	100
– F H Faulding Properties (Vic) Trust	(c)	Australia	100
DBL Australia Pty Ltd		Australia	100
Mayne Pharma Euro Financial Co Ltd		Australia	100
Mayne Pharma (India) Pty Ltd		Australia	100
Mayne Pharma IP Holdings (Euro) Pty Ltd		Australia	100
Providex Therapeutics Pty Ltd		Australia	100
Mayne Pharma (Malaysia) Sdn Bhd		Malaysia	100
Mayne Pharma (Hong Kong) Ltd	(e)	Hong Kong	100
Mayne Pharma (SEA) Pte Ltd		Singapore	100
Mayne Pharma (NZ) Ltd		New Zealand	100
Mayne Pharma (Canada) Inc..		Canada	100
Mayne Pharma (Mexico) SA	(f)	Mexico	100
Mayne Pharma Philippines Inc..		Philippines	100
Mayne Pharma (USA) Inc..		United States	100
– Faulding Medical Device Co		United States	100
– Mayne Pharma (PR) Inc..		United States	100
Mayne Pharma Plc		United Kingdom	100
– Mayne Pharma (Deutschland Holdings) GmbH		Germany	100
– Wasserburger Arzneimittelwerk Dr. Madaus GmbH		Germany	100
– Mayne Pharma (Deutschland) GmbH		Germany	100
– Mayne Pharma (Portugal) Lda		Portugal	100
– S.A. Mayne Pharma (Benelux) N.V.	(g)	Belgium	100
– Faulding Pharmaceuticals SA		France	100
– Mayne Pharma (Italia) Srl		Italy	100
– Mayne Pharma (Espana) SL	(g)	Spain	100
– Mayne Pharma (Ireland) Limited		Ireland	100
– Central Laboratories (Ireland) Ltd		Ireland	100
– Mayne Pharma (Schweiz) GmbH		Switzerland	100
– Mayne Pharma (Nordic) AB		Sweden	100
– Intra-Tech Healthcare Limited		United Kingdom	100
– Onkoworks Gesellschaft fur Herstellung und Vertirieb onkologischer Spezialprapararte GmbH		Germany	100
– PHT Pharma Srl		Italy	100

(a) All controlled entities are audited by KPMG.
(b) Entities not directly held by Mayne Pharma Limited are indented.
(c) Entities acquired from AustCo Limited (formerly Mayne Group Limited) prior to approval of the proposed demerger.
(d) These Australian controlled entities are required to prepare audited financial reports.
(e) Owned 99% by Mayne Pharma Ltd and 1% by Mayne Pharma (SEA) Pte Ltd.
(f) Owned 99% by Mayne Pharma Ltd and 1% by Mayne Pharma (Canada) Inc...
(g) Owned 99% by Mayne Pharma Plc and 1% by Mayne Pharma (Portugal) Lda.

26. Equity Accounting Information

Associated Entities at 30 June 2005 were:

Associated Entity	Principal Actvity	Interest in Equity Capital 2005 %	Investment Carrying amount Equity Value 2005 $'000
Indo China Healthcare Limited	Pharmaceutical distribution – Thailand	45.00%	1,281
			1,281

(a) The market value of the investment in the associated entity is represented by its equity carrying value.

	2005 $'000	2004 $'000	2003 $'000
Financial information relating to Associates:			
The consolidated entity's share of profits and losses, asset and liabilities of associates, in aggregate is:			
Statements of Financial Performance			
Share of profits/(losses) from ordinary activities before tax of associates	420	200	913
Share of income tax expense attributable to profit/(loss) from ordinary activities	(99)	(121)	(274)
Equity accounted share of net profit/(loss) of associates	321	79	639
Dividends received from associates	–	(92)	–
Share of associates net profit equity accounted	321	(13)	639
Statements of Financial Position			
Retained profits:			
Equity share of retained profits of associated entities at the beginning of the year	626	639	–
Equity share of retained profits in the current year	321	(13)	639
Equity accounted share of retained profits of associates at the end of the year	947	626	639
Movements in carrying amount of investments:			
Carrying amount in investments in associates at the beginning of the year	960	973	–
Changes in equity invested in associates during the year	–	–	334
Share of associates' net profit equity accounted	321	(13)	639
Carrying amount of investments in associates at the end of the year	1,281	960	973

27. Transactions with Related Parties

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) supplies products to AustCo Limited's (formerly Mayne Group Limited) Pharmacy business.

Following the Demerger, shared facilities and services, between Mayne Pharma and AustCo, will be governed by the terms of the Transition and Shared Services Agreement.

Associated Entities:

Dividends paid by associated entities are disclosed in Note 26.

Directors

Details of Mayne Group Limited shareholdings of the existing Mayne Group Limited Directors who are to become directors of Pharma after the Demerger are shown below:

Shareholdings of Directors and Director-related entities

	Number of Shares			
	1 July 2004	Received as Remuneration	Net Other Change	30 June 2005
P Willcox	33,317	11,910	–	45,227
R Russell	41,365	10,886	1,199	53,450
J Sime	–	2,210	–	2,210
N Scheinkestel	–	–	–	–

28. Superannuation Commitments

As at 30 June 2005 entities within the consolidated entity participated in two defined benefit plans.

The defined benefit plan in the USA is closed to new members, however for existing members it provides benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as the entities are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by an independent actuary, David B Woodmansee EA,PCA, MAAA, on 16 February 2005.

Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensionsmanagement GMBH on 30 April 2005.

On 30 June 2005, the Australian defined benefit plan was terminated in conjunction with the outsourcing of the Australian superannuation plans to Equipsuper. Mayne Pharma has provided for the amount necessary to meet its obligations to the previously defined benefit members who will continue as defined contribution members of the plan administered by Equipsuper.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The German plans were acquired with the acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH on 30 April 2004.

	Faulding Pharmaceuticals Pension Plan USA $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH Staff Pension Scheme Germany $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH Executive Pension Scheme Germany $'000
At 30 June 2005			
Dates at which the following amounts were determined:			
Market value of plan assets	30 June 2004	30 June 2005	
Accrued benefits	30 June 2004	30 June 2005	30 June 2005
Vested benefits	30 June 2004	30 June 2005	30 June 2005
Net market value of plan assets	1,104	595	–
Accrued benefits	1,253	1,832	3,368
Excess/(deficiency) of plan assets over accrued benefits	(149)	(1,237)	(3,368)
Vested benefits	1,182	1,436	3,217
Employer contributions recognised in the financial statements	335	142	353
Pension liability recognised in the financial statements	–	1,237	3,368
Pension assets recognised in the financial statements	–	595	–

29. Subsequent Events

Biologici

On 1 July 2005, Mayne Pharma announced it had entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005.

Epirubicin

On 5 August 2005, the Federal Court of Australia (Victorian Division) ruled that the Mayne Pharma's formulation of Epirubicin infringes a patent of the innovator, Pharmacia Italia S.P.A. (a subsidiary of Pfizer Inc..). As a result, Pharma has recorded an expense in these accounts that has been included in the significant item relating to Epirubicin (see Note 3).

Pro-forma Financial Report

AustCo

Pro-forma Statement of Financial Performance

for the financial year ended 30 June

	Note	2005 $'000	2004 $'000	2003 $'000
Revenues from ordinary activities before interest	4	3,216,032	3,062,460	2,804,817
Employee expense		(552,102)	(530,670)	(488,289)
Subcontractor expense		(6,259)	(7,746)	(8,122)
Purchases of materials and trading stocks		(2,190,342)	(2,066,528)	(1,947,511)
Change in inventories		(33,321)	34,385	35,947
Consumables expense		(114,185)	(105,657)	(90,304)
Marketing costs		(21,557)	(17,193)	(19,701)
Fleet operation and distribution costs		(1,620)	(1,221)	(687)
Occupancy costs		(91,329)	(89,289)	(84,753)
Depreciation	5	(43,972)	(39,596)	(30,414)
Bad and doubtful debts expense		(3,353)	(6,397)	(6,648)
Other expenses from ordinary activities		(4,705)	(93,330)	(52,265)
Share of net profits/(losses) of associates accounted for using the equity method	26	84	48	187
Profit/(loss) from ordinary activities before interest, income tax expense, amortisation and significant items		153,371	139,266	112,257
Amortisation	5	(40,819)	(37,714)	(38,371)
Profit/(loss) from ordinary activities before interest, income tax expense and significant items		112,552	101,552	73,886
Profit/(loss) from ordinary activities attributable to outside equity interests before interest, income tax expense and significant items		3,528	2,789	3,197

The accompanying notes form part of this special purpose pro-forma financial report.

Pro-forma Statement of Financial Position

as at 30 June 2005

	Note	2005 $'000
Current Assets		
Cash and deposits	6	82,577
Receivables	7	255,452
Inventories	8	229,650
Other current assets	9	16,297
Total Current Assets		583,976
Non-Current Assets		
Deposits	6	546
Receivables	10	4,836
Investments accounted for using the equity method	26	467
Other financial assets	11	3,873
Property, plant and equipment	12	244,147
Intangibles	13	1,016,376
Deferred tax assets	14	69,194
Other	14	1,653
Total Non-Current Assets		1,341,092
Total Assets	20	1,925,068
Current Liabilities		
Payables	15	518,304
Interest-bearing liabilities	16	385,237
Current tax liabilities	17	24,746
Provisions	17	116,205
Total Current Liabilities		1,044,492
Non-Current Liabilities		
Payables	15	801
Interest-bearing liabilities	16	6,542
Deferred tax liabilities	17	31,685
Provisions	17	42,108
Total Non-Current Liabilities		81,136
Total Liabilities	20	1,125,628
Net Assets		799,440
Total Equity	18	799,440

The accompanying notes form part of this special purpose pro-forma financial report.

Pro-forma Statement of Cash Flows

for the financial year ended 30 June

	2005 $'000	2004 $'000	2003 $'000
Cash Flows from Operating Activities			
Cash receipts from customers	3,643,877	3,379,530	2,819,794
Cash payments to suppliers and employees	(3,275,647)	(3,216,169)	(2,708,109)
Dividends and trust distributions received	45	–	555
Net operating cash flows before interest and income tax expense	368,275	163,361	112,240
Cash Flows from Investing Activities			
Payments for acquisition of controlled entities/business operations (net of cash acquired)	(9,523)	(7,691)	(410,268)
Proceeds from sale of property, plant and equipment	2,059	1,370	5,848
Payments for property, plant and equipment	(45,154)	(50,620)	(46,699)
Proceeds from sale of investment	442	5,753	–
Payments for investments	(2,388)	–	(15,106)
Proceeds from loans repaid	–	–	209
Payments for costs of proposed demerger	(3,549)	–	–
Payments for amounts capitalised into goodwill	(2,631)	(4,596)	(12,679)
Net investing cash flows	(60,744)	(55,784)	(478,695)
Cash flows from operating and investing activities	307,531	107,577	(366,455)
Reconciliation of profit/(loss) from ordinary activities after income tax expense to net cash provided by operating activities			
Profit/(loss) from ordinary activities before interest and income tax expense	112,552	101,552	73,886
Add/(less) adjustments of non-cash items:			
Depreciation and amortisation	84,791	77,310	68,785
(Profit)/loss on sale of non-current assets	472	4,195	7,650
(Profit)/loss on sale of investments	(980)	–	(620)
Unrealised exchange (gains)/losses	(102)	6	(542)
Other movements	(3,818)	(48)	1,020
Changes in assets and liabilities net of effects from acquisitions of business and controlled entities:			
(Increase)/decrease in trade debtors/other debtors	186,364	5,606	21,438
(Increase)/decrease in inventories	32,814	(9,130)	7,907
(Increase)/decrease in prepayments	(3,375)	(809)	(441)
Increase/(decrease) in trade creditors/other creditors	(45,934)	(19,645)	(67,973)
Increase/(decrease) in provisions	5,491	4,324	1,130
Net operating cash flows before interest and income tax expense	368,275	163,361	112,240

The accompanying notes form part of this special purpose pro-forma financial report.

1. Statement of Significant Accounting Policies

(a) Basis of preparation and combination

On 17 June 2005, Mayne Group Ltd announced its intention to demerge its global, injectable generic and speciality pharmaceuticals business to create an independent publicly traded company, Mayne Pharma Limited (formerly Mayne Pharma Pty Limited). As a result of the Demerger, Mayne will continue to operate and to be listed on the Australian Stock Exchange ('ASX'), but will have a significantly different business operation and risk profile. In addition, as Mayne Pharma Limited ('Mayne Pharma') will assume the 'Mayne' name Mayne Group Limited will be re-named AustCo Limited ('AustCo').

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 ('AGAAP').

In preparing the pro-forma financial statements there have been departures from the disclosure requirements of AGAAP where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting the pro-forma statements of financial performance to the profit from ordinary activities before interest and income tax level only and presenting cash flow information for operating and investing activities only. The cash flow for operating activities excludes cash flows relating to interest and taxation. No comparative information is presented for the statement of financial position.

Transactions that will be undertaken after 1 July 2005 to realise the Demerger (see Note 1(b)) have been reflected in determining these pro-forma statements under the application of Australian Equivalents to International Financial Reporting Standards ('IFRS'). Note 2 includes information on the adjustments necessary to transition the pro-forma statement of financial performance and the pro-forma statement of financial position to IFRS.

These financial statements comprise pro-forma statements of financial performance and cash flows for the three years ended 30 June 2003, 2004 and 2005 and a pro-forma statement of financial position at 30 June 2005 consolidated for the entities that will form part of the AustCo Group following the demerger of Mayne Pharma. A list of these entities is included in Note 25.

(b) Pro-forma Statement of Financial Position

The following principles have been adopted in the preparation of the pro-forma statement of financial position.

Business Combinations between Commonly Controlled Entities

The pro-forma statement of financial position includes AustCo together with the entities that are proposed to form part of the AustCo Group following the Demerger. In order to get to this position, there will be a series of internal transfers as contemplated by the Demerger Deed.

Entities subject to the Demerger Deed will be transferred to Mayne Pharma following shareholder approval, with the transfer being accounted for in accordance with IFRS. Internal transfers of entities, which will remain within AustCo Limited subsequent to demerger, have been recorded based on consolidated book values of the net assets immediately prior to each transaction, in accordance with the accounting policy that will apply when these transactions take place. For the purposes of the pro-forma statement of financial position these internal transfers are assumed to have taken place on 30 June 2005.

Capital structure

The capital structure reflected in the pro-forma statement of financial position is after the Demerger has been effected, pursuant to the 'scheme of arrangement' that is subject to Mayne Group Limited shareholder approval. Upon approval of the Demerger, Mayne Group Limited will undertake a capital reduction of $1,668.277 million.

Restructure of debt

AustCo's interest bearing liabilities, less cash and deposits, as at 30 June 2005 amounted to $283.656 million. As a result of the Demerger, cash of $25.000 million will be allocated to Mayne Pharma resulting in AustCo retaining a net debt position of $308.656 million at 30 June 2005.

Accounting for demerger transaction costs

All demerger transaction costs incurred by AustCo Limited will be recognised in the statement of financial performance.

(c) Pro-forma Statements of Financial Performance and Cash Flows

The pro-forma statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the Demerger of Mayne Pharma took effect on 1 July 2002, The following principles have been adopted in the preparation of the pro-forma statements of financial performance and cash flows:

- exclusions of gains and losses on the disposal of businesses;
- exclusions of revenues and costs of businesses disposed of or designated as discontinued in the period presented;
- exclusion of one-off and non-recurring items (significant items); and
- inclusion of costs of operating as an independent listed company.

Historical borrowing costs and income tax expenses have not been recognised in the statement of financial performance as they are not indicative of these expenses had AustCo been operating as a demerged group from 1 July 2002.

(d) Revenue Recognition (Note 4)

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities.

Revenue from the sale of goods arises in the Consumer Products and Pharmacy businesses to entities outside the consolidated entity. Revenue from the sale of goods is recognised (net of returns, discounts and other allowances) when control of the goods passes to the customer.

Service revenue earned (net of discounts and allowances) from the provision of services by the Pathology, Diagnostic Imaging and Pharmacy businesses is recognised when the service has been performed.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser and the profit or loss on disposal is also brought to account at this time.

Dividend income from associated entities is brought to account at the time the dividends are received.

(e) Foreign Currency

Transactions

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of the financial statements of overseas controlled entities

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of 'self sustaining' foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the directors will, where prudent, enter into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. Gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income Tax

Tax effect accounting has been adopted in the AustCo consolidated financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as 'Deferred Tax Liabilities' or 'Deferred Tax Assets'. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the statement of financial performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

1. Statement of Significant Accounting Policies (continued)

(f) Income Tax (continued)

Tax consolidation

The parent entity, AustCo Limited (formerly Mayne Group Limited), is the head entity in the tax-consolidated group comprising all of the Australian wholly-owned subsidiaries set out in Note 25. The implementation date for the tax-consolidated group was 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions). The Australian wholly-owned subsidiaries have not entered into a tax funding agreement with the head entity.

Those Australian controlled entities transferring to Mayne Pharma will leave the AustCo tax consolidated group as at the date of the Demerger. Upon leaving the tax consolidated group AustCo will retain the current tax liabilities of the Australian Mayne Pharma entities and the appropriate accumulated tax losses, subject to meeting continuity of ownership requirements. Any deferred tax asset or liabilities held by the head entity of the tax consolidated group that relate to the Australian Mayne Pharma entities will be transferred back to these entities, in accordance with UIG Interpretation 1052 Tax Consolidation Accounting (see Note 2(c)).

Upon leaving the tax consoldiated group the Mayne Pharma entities are required to reimburse AustCo for the current tax liabilities subsumed but not yet remitted to the Australian Tax Office as stipulated in the Tax Sharing Agreement.

The Australian AustCo entities will remain in the tax consolidation group.

(g) Inventory Valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the Consumer businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities.

The cost of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line's normal selling pattern.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectability of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

(i) Investments

Controlled entities

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 'Consolidated Accounts'. AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

All inter-entity transactions and balances have been eliminated on consolidation.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

Associated entities

The associated entities have been determined in accordance with AASB 1016 'Accounting for Investments in Associates'. This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Other investments

Listed and other investments in entities that are held as long term strategic investments are carried at cost and tested for impairment in accordance with the policy described in Note 1(n).

Listed investments that are held as available for sale are carried at market value.

(j) Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined in Note 1(p).

Revaluations

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. The net cash inflows are estimated using market determined risk adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as directors' valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale
Items of property, plant and equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k) Intangibles

Goodwill
Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the directors to confirm that the current valuation is appropriate. Goodwill is systematically amortised against operating income over the period of time, not exceeding 20 years, during which benefits are expected to arise.

Brand names and licences
The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

Amortisation rates range from 1% per annum to 50% per annum dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand or licence cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

The carrying value of each brand name and licence was independently assessed during the June 2003 financial year by Trowbridge Deloitte Limited. The valuation basis used involved the determination of a royalty by comparing the estimated discounted cash flows of the business to the estimated discounted cash flows specifically attributable to the brand name or licence, and then valuing this royalty stream.

(l) Capitalisation of Interest

Building projects
To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. No interest was capitalised during the years presented.

(m) Capitalisation of Leased Assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(n) Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The after tax discount rate used, based on weighted average cost of capital, was 9.6%.

(o) Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of five years and is reviewed in accordance with the policy set out in Note 1(n).

(p) Depreciation and Amortisation

Freehold Properties
Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold Improvements
The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, that range from

1. Statement of Significant Accounting Policies (continued)

(p) Depreciation and Amortisation (continued)

Plant and Equipment

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

Leased Plant and Equipment

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

All of the above rates are consistent with those used in the prior financial year.

(q) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(r) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long Service Leave

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

Superannuation Funds

AustCo contributes to several superannuation funds where contributions are charged against income as they are made.

One of the funds to which AustCo contributes is a defined benefit plan which is closed to new members. On 30 June 2005 the Mayne Superannuation Fund was closed and transferred to Equipsuper. AustCo will continue to contribute super guarantee payments to the fund. Details of the fund transfer to Equipsuper is set out in Note 28.

Executive Share Option Plan

The parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, AustCo has not recognised an expense associated with the scheme. When options are exercised the employee pays cash that is banked and new shares are issued for the equivalent value, resulting in an increase in contributed equity.

Employee Share Acquisition Plan

During the 1998/99 financial year Mayne Group Limited granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the 2002 financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group Limited ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which were expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme.

During the 2005 financial year eligible employees were granted approximately $1,000 of Mayne Group Limited ordinary shares for no consideration. Other than the costs incurred in administering the scheme, which were expensed as incurred, AustCo has not recognised an expense associated with the scheme.

Senior Executive Short Term Incentive Plan

During the 2004 financial year Mayne Group Limited established a share plan under which eligible senior executives must take a specified percentage of incentive remuneration in the form of Mayne Group Limited ordinary shares. These shares are subject to a three year vesting period and dealing restrictions for a period of 10 years from the date of the award of the shares whilst the executive remains an employee.

(s) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

Restructuring

A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

(s) Provisions (continued)

Acquisitions

Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities.

Surplus leased premises

Provisions are made in circumstances where the consolidated entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the consolidated entity is paying.

Self insured workers' compensation

Australian businesses provide for self insured workers' compensation under licencing conditions of the respective States. The provisions are based on independent actuarial assessments of claims liabilities and IBNR factors.

(t) Derivatives

AustCo is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the consolidated entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. AustCo does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest Rate Swaps

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Cross Currency Interest Rate Swaps:

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period. Accounting for principal amounts is set out in Note 1(e).

Foreign Exchange Derivatives:

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

Interest Rate Options:

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(u) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except where the GST is not recoverable from the Australian Tax Office ('ATO'), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included.

The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(v) Use of Estimates

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates and any movements resulting from a change in the estimates are recognised through profit

1. Statement of Significant Accounting Policies (continued)

(w) Nature of Operations

AustCo operates substantial businesses in four industries within Australia and the Asia Pacific region being: Diagnostic Imaging, Pathology, Pharmacy and Consumer Products.

Diagnostic Imaging comprises specialist imaging services to hospitals, medical practitioners and community-based sites and their patients. Pathology comprises specialist pathology services and the management of medical centres providing quality health care and family medicine. Pharmacy provides distribution and retail management services to pharmacies and Consumer Products manufactures and distributes vitamins and health supplements.

2. Transition to Australian Equivalents to International Financial Reporting Standards

For reporting periods on or after 1 January 2005, AustCo Limited (formerly Mayne Group Limited) must comply with International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of IFRS for AustCo Limited ('AustCo') is 1 July 2005 ('adoption date'), hence the reporting period commencing 1 July 2005 (FY06) will be the first period that AustCo will apply the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments made, retrospectively, against retained earnings. This means that AustCo's opening IFRS statement of financial position has been re-stated at 1 July 2004 ('transition date').

Mayne Group Limited appointed a steering committee with the responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team is responsible for the day-to-day management of the project and this team reports to the steering committee.

A detailed project plan with six distinct phases was developed. The phases of the project and the key actions related to each phase are detailed below. The first five phases of the project are complete with the implementation phase currently in progress.

Definition phase

- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

- A communication plan for the project was developed.
- The project plan was communicated to the project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

- Detailed review of each standard, noting each difference between the existing AGAAP and the new IFRS standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting.
- Collation and analysis of data to assess, at a high level, the potential impact on AustCo of the transition to IFRS.

System changes

- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005.

Training

- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the AustCo Accounting Policy Manual to reflect IFRS based accounting policies.
- Presentation of the above materials to those employees of AustCo significantly impacted by the transition to IFRS.

Implementation

- Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.
- 31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by AustCo.

Under AASB 1047 'Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards', entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial reporting of adoption of IFRS. Based on IFRS, as currently issued, the known estimable transition differences of AustCo on the application of IFRS are summarised below.

The transitional adjustments reported in this note are based on the IFRS standards released as at 30 June 2005. These are subject to ongoing review and amendment by the AASB, or technical updates and interpretative guidance supplied from the International Accounting Standards Board, which could change the adjustments reported.

The transition adjustments discussed below are based on the work performed to date by the IFRS Project Team and represent the current best estimate of the impact of IFRS on AustCo as at reporting date. The known impacts on the 2005 results and on the financial position at 30 June 2005 are also included below. AustCo is still in the process of finalising the impact of these adjustments, and consequently the impact of transition to IFRS will change once the adjustments are finalised.

(a) AASB 2 'Share-based Payment' (AASB 2)

Under AGAAP, AustCo currently discloses information in the financial report in relation to the number and respective value of shares and options issued. AustCo's current accounting policy does not recognise an expense in the statement of financial performance for shares and options issued.

On adoption of AASB 2, AustCo will recognise an expense for all share-based remuneration which will be determined with regard to the fair value of the equity instruments issued. The fair value, calculated in accordance with AASB 2, will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

A transitional adjustment to AustCo's retained profits of $2.441 million will be recognised relating to the amortisation of those issues. In addition, $0.696 million will be transferred from the share option reserve to contributed equity to recognise shares that have been issued on share options that have been exercised.

For the year ended 30 June 2005, AustCo will recognise a reduction to employee expenses in the statement of financial performance of $0.177 million, representing those entitlements to equity instruments that have been forfeited during the period.

(b) AASB 3 'Business Combinations' (AASB 3)

Purchased goodwill and goodwill on consolidation represents the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired. AustCo's current accounting policy is to systematically amortise goodwill over a period of time during which benefits are expected to arise, which must not exceed 20 years.

Under IFRS, goodwill acquired in a business combination will no longer be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate a potential impairment. If an impairment in the value of goodwill is identified this is immediately recognised in the statement of financial performance.

Under the transitional arrangements of AASB 1, an election is available to apply AASB 3 prospectively from transition date. The election also allows an entity to select a date, earlier than the date of transition, from which AASB 3 will be prospectively applied. AustCo has elected to apply AASB 3 prospectively from 1 December 2003, being the date of the earliest acquisition that AustCo has elected to re-state under AASB 3.

The impact of AASB 3 and associated transitional arrangements on AustCo will be:

- all business combinations that occurred subsequent to 1 December 2003 will be revisited and accounted for under the requirements of AASB 3;
- the acquisition accounting for all business combinations that occurred prior to 1 December 2003 will not be revisited under IFRS;
- no changes can be made to the acquisition accounting of business combinations made prior to 1 December 2003; and
- any goodwill amortisation that has been reported under AGAAP subsequent to the transition date, being 1 July 2004, will be reversed for the comparative IFRS reporting period.

In making the election to apply AASB 3 from 1 December 2003 AustCo will revisit the following acquisition under IFRS, that occurred prior to transition date:

- purchase of the assets and business of MIA's NSW pathology business Medical Diagnostics Australia.

In applying AASB 3 to this business combination no adjustment to the acquisition accounting has been identified. In addition, the goodwill identified in this business combination will cease to be amortised from the date of purchase resulting in the reversal of any goodwill amortisation that has been recognised since acquisition. No goodwill amortisation was recognised from the date of acquisition to the date of transition therefore no adjustment will be made to goodwill in relation to this acquisition.

The requirement to cease all goodwill amortisation from transition date will have the effect of reducing the amortisation expense and therefore improving the reported profits of AustCo, subject to any impairment charge that may be required. This change in accounting policy under IFRS may result in increased volatility in future earnings where impairment losses are recognised. There was no goodwill amortisation charge for the year ended 30 June 2005, for those business combinations revisited to apply AASB 3, under AGAAP. The amortisation charge for the remaining goodwill balance recognised by AustCo for the year ended 30 June 2005 was $39.524 million under AGAAP.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

(c) AASB 112: 'Income Taxes' (AASB 112)

With the introduction of IFRS a 'balance sheet' approach to accounting for taxation will be adopted, replacing the current 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is likely that under IFRS, additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current AGAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under IFRS, the threshold for asset recognition is the 'probable' test.

The identified tax adjustments to deferred tax assets and liabilities of AustCo, that arise on transition to other IFRS standards, will comprise an increase in the deferred tax asset of $0.132 million associated with the pension liability as detailed in Note 2(f) and an increase to the deferred tax asset of $1.953 million and an increase to the deferred tax liability of $2.031 million relating to the recognition of additional leases on balance sheet under IFRS.

In addition, AustCo will recognise an increase in deferred tax assets of $0.195 million and an increase in deferred tax liabilities of $0.172 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

For the year ended 30 June 2005, there will be a decrease to the deferred tax asset of $0.536 million and a decrease to the deferred tax liability of $0.439 million, relating to the leases that were recognised on balance sheet on transition to IFRS.

In addition, AustCo will recognise, for the year ended 30 June 2005 an increase in deferred tax assets of $0.612 million and a decrease in deferred tax liabilities of $0.365 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The Urgent Issues Group ('UIG') has issued Interpretation 1052, Tax Consolidation Accounting, which requires wholly owned subsidiaries in a tax consolidated group to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity, in the tax consolidated group, via an equity contribution or distribution.

The Interpretation stipulates acceptable methods of allocating deferred tax assets and deferred tax liabilities among entities within a tax consolidated group. These methods are the 'stand-alone tax payer' approach; the 'separate tax payer within group' approach; and the 'group allocation' approach. AustCo has elected to use the stand-alone tax payer approach which requires the deferred tax assets and deferred tax liabilities with the tax consolidated group to be allocated out to each entity as if it continued to be a taxable entity in its own right.

This interpretation does not impact the consolidated AustCo Group; however, it does impact the parent entity as the head entity of the tax consolidated group. The parent entity will no longer recognise the deferred tax assets (other than those relating to tax losses) or deferred tax liabilities relating to the other entities within the tax consolidated group.

As UIG 1052 was approved by the AASB on 8-9 June 2005 the impact of the pronouncement on the parent entity and the wholly owned subsidiaries has not yet been quantified.

(d) AASB 116: 'Property, Plant and Equipment' (AASB 116)

The current accounting policy of AustCo is to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under IFRS, AustCo has elected to apply the cost basis of recording property, plant and equipment thereby deeming that the carrying value of property, plant and equipment will be the cost value from the date of transition.

In making the above election on transition to IFRS, the asset revaluation reserve will be derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to IFRS, there was no balance in the asset revaluation reserve of the consolidated entity therefore, no transitional adjustment is required.

Due to this change in accounting policy from transition date AustCo will reverse any revaluations that have been recognised since the date of transition. The property, plant and equipment revaluation for AustCo for the year ended 30 June 2005 was $5.746 million.

(e) AASB 117: 'Leases' (AASB 117)

The classification of a lease as an 'operating' lease or a 'finance' lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in AGAAP. AustCo has reviewed all lease contracts and has identified a number of leases, currently classified under AGAAP as 'operating' leases, that meet the criteria of a 'finance' lease under IFRS.

AASB 1 requires all asset and liabilities, whose recognition is required by IFRS, to be recognised on transition. Therefore those leases identified as financing, but are currently accounted for as operating leases under AGAAP, will be recognised in the statement of financial position. This will result in the recognition of a leased asset and liability in relation to the financing arrangement. This change in accounting is not expected to significantly impact the future earnings of AustCo as the operating lease expense currently recognised will be replaced by a depreciation charge and an interest expense of similar magnitude.

On transition to IFRS, AustCo will recognise leased assets valued at $10.203 million and lease liabilities totalling $12.159 million. The of $2.031 million. For the year ended 30 June 2005, the operating lease expense under AGAAP of $4.132 million will be reversed and will be replaced with a depreciation charge of $2.743 million and an interest expense of $ 0.448 million for IFRS, resulting in a net increase in profit before tax of $0.941 million.

During the year ended 30 June 2005 an onerous lease provision was recognised under AGAAP. As this lease was recognised as a finance lease on transition to IFRS the charge to the statement of financial performance under AGAAP was recognised as part of the transition adjustment, resulting in a net increase in profit before tax of $1.989 million.

(f) AASB 119: 'Employee Benefits' (AASB 119)

The current policy of AustCo is to ensure that sufficient contributions are made to the defined benefit superannuation plan in Australia to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plan. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

Under IFRS, AASB 119 requires the net surplus or deficit of defined benefits funds, at transition date, be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This adjustment will result in AustCo recognising a defined benefit liability of $1.320 million, a decrease to retained earnings of $1.320 million and a $0.132 million increase to the deferred tax asset, as detailed in Note 2(c).

AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. AustCo has elected to recognise actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the statement of financial performance.

As the plan is closed to new members, and do not have significant outstanding balances, no impact is anticipated under IFRS for the recognition of actuarial gains/loss in equity for AustCo's defined benefit plan for the year ended 30 June 2005.

(g) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)

On the date of transition to IFRS AustCo will take advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to zero. This election will result in a credit adjustment against the FCTR of $0.844 million with a corresponding adjustment being made against retained earnings.

Subsequent to transition to IFRS exchange rate differences relating to the translation of foreign operations will continue to be recognised in the FCTR, as a separate component of equity. The exchange differences are then released through the statement of financial performance when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)

Under AASB 132/139, AustCo's accounting policy will change to recognise in the statement of financial position all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value will be carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the statement of financial position with any movements in fair value recognised in the current periods statement of financial performance. The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

AustCo's has both foreign currency borrowings and foreign operations and is therefore exposed to both interest rate and foreign currency risk. AustCo's uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

Based on the work performed to date, AustCo expects that it will be able to satisfy the hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which AustCo is a party, must be recognised in the statement of financial position. AustCo has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

AustCo is required to comply with AASB 132/139 from 1 July 2004. However an exemption is available under AASB 1 such that comparative information does not need to be re-stated under these standards. AustCo has elected to take advantage of this exemption. Therefore there are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP continues to apply.

AustCo has followed AGAAP in accounting of financial instruments within the scope of AASB 132/139 and described in Note 1 Statement of significant accounting policies.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139) (continued)

As at 1 July 2005 the expected adjustments are:

Available-for-sale financial assets

Under current AGAAP available-for-sale equity securities are recognised at cost. These will be recognised at fair value when AASB 139 is applied, with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 're-cycled' through the statement of financial performance. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The impact of this change is expected to decrease equity securities available-for-sale in AustCo by $0.117 million and decrease the fair value reserve by $0.117 million. In addition, $0.400 million will be reclassified from retained earnings to the fair value reserve representing the reversal of amounts previously recognised in the statement of financial performance for writedowns of available-for-sale financial assets to fair value.

Derivatives

Under current AustCo policy not all derivatives are recognised in the statement of financial position. On adoption of AASB 139 all derivatives will be recognised in the statement of financial position at their fair value. The effect on AustCo of this will be an increase in net derivative assets of $5.494 million, increase in hedged liabilities of $2.819 million, increase in retained earnings of $0.101 million and an increase in cashflow hedge reserve of $2.574 million.

Loans and receivables

Under AASB 139 loans and receivables are required to be carried at amortised cost. The effect on AustCo of using this measurement criterion will be a decrease in the value of receivables by $0.271 million.

Impact of change in accounting policy on prior periods:

The nature of the main adjustments to the transitional IFRS statement of financial position as at 1 July 2004 and the statement of financial performance of the financial year ended 30 June 2005 to achieve full compliance with IFRS had accounting standards AASB 132/139 been applied from 1 July 2004 would have been:

Available-for-sale financial assets

Equity securities would have been recognised at fair value rather than at cost and with the movement in the fair value of the equity securities being recognised through the equity reserve account. No adjustment is required on transition to IFRS at 1 July 2004 for AustCo. The movement in the fair value of the equity securities that would have been recognised in equity for the year ended 30 June 2005 would have been a reduction in the fair value reserve of $0.517 million.

Derivatives

All derivatives would have been recognised in the statement of financial position at fair value with the movement in the fair value of the derivatives being recognised in the statement of financial performance. For the year ended 30 June 2005 the adjustment that would have been required at 1 July 2004 and the impact on the profit for the year ending 30 June 2005, that would have resulted from the change in fair value of the derivatives over the year, have not been quantified as it is impracticable to do so.

Loans and receivables

Certain loans and receivables would have been recognised in the statement of financial position at amortised cost with the recognition of interest revenue or expense in the statement of financial performance. The adjustment that would have been required at 1 July 2004 on transition to IFRS for AustCo would have been a reduction in receivables of $0.426 million. The amortisation cost of the loan and receivable that would have been recognised in the statement of financial performance for the year ended 30 June 2005 would have been $0.156 million.

(i) AASB 136 'Impairment of Assets' (AASB 136)

The current accounting policy of AustCo is to review the carrying amounts of current and non-current assets valued on a cost basis to determine whether they are in excess of their recoverable amount. If the carrying value of the asset exceeds its recoverable amount the asset is written down to the lower amount.

On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset has been identified for AustCo.

With impairment testing being performed at the cash generating unit level it is possible that impairment write downs additional to what would have previously been experienced under AGAAP, may be recognised in the future under IFRS. Any write down will also impact

(j) AASB 138: 'Intangible Assets' (AASB 138)

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all assets and liabilities are assessed in terms of IFRS. AustCo has reviewed all intangibles recognised under AGAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to IFRS, computer software assets of $5.429 million will be reclassified from other non-current assets to intangible assets.

For the year ended 30 June 2005 computer software assets capitalised during the period of $1.648 million will be reclassified from other non-current assets to intangible assets.

In addition, the depreciation charge of $3.168 million for the year ended 30 June 2005 under AGAAP, relating to the computer software reclassified, will be recognised as an amortisation charge under IFRS in the statement of financial performance.

Under AASB 138, intangible assets with indefinite useful lives are not amortised but instead must be tested annually for impairment. Any impairment write down is recognised in the statement of financial performance in the period in which it occurs. See Note 2(i).

Consistent with current AustCo policy, intangible assets with a finite useful life are amortised over that life using a method that best reflects the pattern in which future economic benefits are anticipated to be consumed.

Summary of transitional adjustments

Statement of Financial Performance

The following adjustments have been made to determine the statement of financial performance for the year ended 30 June 2005 under IFRS.

	Note	Pro-forma AGAAP $'000	Transition impact $'000	Pro-forma IFRS $'000
Revenues from ordinary activities before interest		3,216,032	–	3,216,032
Employee expense	(a)	(552,102)	177	(551,925)
Subcontractor expense		(6,259)	–	(6,259)
Purchases of materials and trading stocks		(2,190,342)	–	(2,190,342)
Change in inventories		(33,321)	–	(33,321)
Consumables expense		(114,185)	–	(114,185)
Marketing costs		(21,557)	–	(21,557)
Fleet operation and distribution costs		(1,620)	–	(1,620)
Occupancy costs		(91,329)	–	(91,329)
Depreciation	(e), (j)	(43,972)	425	(43,547)
Bad and doubtful debts expense		(3,353)	–	(3,353)
Other expenses from ordinary activities	(e)	(4,705)	6,121	1,416
Share of net profits/(losses) of associates accounted for using the equity method		84	–	84
Profit/(loss) from ordinary activities before interest, income tax expense, amortisation and significant items		153,371	6,723	160,094
Amortisation	(b), (j)	(40,819)	36,356	(4,463)
Profit/(loss) from ordinary activities before interest, income tax and significant items		112,552	43,079	155,631
Profit/(loss) from ordinary activities attributable to outside equity interests before interest, income tax expense and significant items		3,528	–	3,528

Statement of Cash Flows

A reconciliation of the Statement of Cash Flows from Australian GAAP to IFRS has not been provided as there is no impact on the cash flow position of AustCo on transition to IFRS.

2. Transition to Australian Equivalents to International Financial Reporting Standards (continued)

Statement of Financial Position

The following adjustments have been made to determine the statement of financial position as at 30 June 2005 under IFRS.

	Note	Pro-forma AGAAP $'000	Transition impact[1] $'000	2005 adjustments[2] $'000	Pro-forma IFRS $'000
Current Assets					
Cash and deposits		82,577	–	–	82,577
Receivables		255,452	–	–	255,452
Inventories		229,650	–	–	229,650
Other current assets		16,297	–	–	16,297
Total Current Assets		583,976	–	–	583,976
Non-Current Assets					
Deposits		546	–	–	546
Receivables		4,836	–	–	4,836
Investments accounted for using the equity method		467	–	–	467
Other financial assets		3,873	–	–	3,873
Property, plant and equipment	(d), (e), (j)	244,147	4,774	(12,153)	236,768
Intangibles	(b), (j)	1,016,376	5,429	41,172	1,062,977
Deferred tax assets	(c)	69,194	2,280	76	71,550
Other		1,653	–		1,653
Total Non-Current Assets		1,341,092	12,483	29,095	1,382,670
Total Assets		1,925,068	12,483	29,095	1,966,646
Current Liabilities					
Payables		518,304	–	–	518,304
Interest-bearing liabilities	(e)	385,237	5,194	(2,455)	387,976
Current tax liabilities		24,746	–	–	24,746
Provisions	(f)	116,205	1,320	–	117,525
Total Current Liabilities		1,044,492	6,514	(2,455)	1,048,551
Non-Current Liabilities					
Payables	(e)	801	–	–	801
Interest-bearing liabilities	(e)	6,542	6,965	(5,234)	8,273
Deferred tax liabilities	(c)	31,685	2,203	(804)	33,084
Provisions		42,108	–	–	42,108
Total Non-Current Liabilities		81,136	9,168	(6,038)	84,266
Total Liabilities		1,125,628	15,682	(8,493)	1,132,817
Net Assets		799,440	(3,199)	37,588	833,829
Total Equity		799,440	(3,199)	37,588	833,829

1 This column represents the impact to the opening statement of financial position on the adoption of IFRS from transition date being, 1 July 2004.

2 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

Summary of Impact of Transition to IFRS on Equity

The impact of the transition to IFRS on equity is summarised below:

	Transition impact[1] $'000	2005 adjustments[2] $'000
IFRS reconciliation:		
– impact of taxation	77	880
– capitalisation of finance leases	(1,956)	2,930
– defined benefit plans accumulated actuarial gains/losses	(1,320)	–
– cease amortisation of goodwill	–	39,524
– derecognition of asset revaluation reserve	–	(5,746)
	(3,199)	37,588

1 This column represents the impact to the opening statement of financial position on the adoption of IFRS from transition date being, 1 July 2004.

2 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

3. Pro-forma adjustments

Statement of Financial Performance

The following adjustments have been made in arriving at amounts in the pro-forma statement of financial performance for the years ended 30 June.

	2005 $'000	2004 $'000	2003 $'000
Revenue Adjustments			
Mayne Group total revenue[1]	3,905,151	5,025,271	5,828,075
Adjustment to remove Mayne Pharma total revenue	(684,607)	(522,296)	(478,401)
AustCo Group revenue from ordinary activities (before pro-forma adjustments)	3,220,544	4,502,975	5,349,674
Discontinued AustCo Group activities[2]	(4,512)	(1,440,515)	(2,544,857)
Revenue	3,216,032	3,062,460	2,804,817
Other revenue	(40,231)	(43,143)	(73,212)
Sales revenue	3,175,801	3,019,317	2,731,605
EBIT Adjustments			
Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation[1]	321,988	343,446	(144,928)
Adjustment to remove Mayne Pharma contribution	(122,730)	(114,215)	(109,813)
Austco Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments)	199,258	229,231	(254,741)
Corporate cost allocation adjustment[3]	2,795	1,405	(475)
Discontinued AustCo earnings[4]	(9,797)	(58,915)	232,929
Less significant items of continuing operations:			
Demerger costs incurred	5,087	–	–
Corporate development expenditure	–	7,141	–
Write down of IT assets	–	–	34,774
Product recall	–	–	48,635
Restructuring expense	–	–	1,549
Write down of non-current assets to their recoverable amount	–	–	80,000
EBITDA	197,343	178,862	142,671
Less: Depreciation[5]	(43,972)	(39,596)	(30,414)
EBITA	153,371	139,266	112,257
Less: Amortisation[5]	(40,819)	(37,714)	(38,371)
EBIT	112,552	101,552	73,886

1 Mayne Group total revenue (including sales and other revenues), and Mayne Group profit from ordinary activities before interest, income tax expense, depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited consolidated annual financial statements of Mayne Group Limited.

2 Discontinued revenue comprises the results of operations and disposal proceeds of the Hospitals business (sold in fiscal year 2004), the sale of the Logistics business (in fiscal year 2003) and the sale or rationalisation of Consumer Product's sunscreen and personal wash operations (in fiscal year 2003).

3 *Corporate cost allocation adjustment represents adjustments to reflect the expected ongoing costs of AustCo Group and in the view of the Mayne Board, is a reasonable* refelction of the ongoing costs of AustCo Group.

4 Discontinued earnings comprise the results of operations of the Hospitals business (sold in fiscal year 2004), the sale of the Logistics business (in fiscal year 2003) and the sale or rationalisation of Consumer Product's sunscreen and personal wash operations (in fiscal year 2003).

5 Depreciation and amortisation have been adjusted to exclude costs attributable to the discontinued activities.

Statement of Financial Position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position as at 30 June 2005.

	Total Mayne Group Limited[1] $'000	Separation of Mayne Pharma[2] $'000	Pro-forma net assets of AustCo $'000	Demerger adjustments[5] $'000	Pro-forma AustCo $'000
Current Assets					
Cash and deposits[3]	389,758	54,436	335,322	(252,745)	82,577
Receivables	459,758	204,306	255,452	–	255,452
Mayne Pharma loan receivable[4]	–	–	1,559,668	(1,559,668)	–
Inventories	418,034	191,122	226,912	2,738	229,650
Other current assets	34,401	12,104	22,297	(6,000)	16,297
Total Current Assets	1,301,951	461,968	2,399,651	(1,815,675)	583,976
Non-Current Assets					
Deposits	606	60	546	–	546
Receivables	4,836	–	4,836	–	4,836
Investments accounted for using the equity method	1,748	1,281	467	–	467
Other financial assets	8,169	4,296	3,873	–	3,873
Property, plant and equipment	543,404	297,209	246,195	(2,048)	244,147
Intangibles	2,131,020	1,114,644	1,016,376	–	1,016,376
Deferred tax assets	94,941	36,291	58,650	10,544	69,194
Other	4,053	2,400	1,653	–	1,653
Total Non-Current Assets	2,788,777	1,456,181	1,332,596	8,496	1,341,092
Total Assets	4,090,728	1,918,149	3,732,247	(1,807,179)	1,925,068
Current Liabilities					
Payables	577,789	118,425	459,364	58,940	518,304
Interest-bearing liabilities[3]	390,356	5,119	385,237	–	385,237
Mayne Pharma loan payable[4]	–	1,559,668	–	–	–
Current tax liabilities	39,128	9,163	29,965	(5,219)	24,746
Provisions	160,258	44,053	116,205	–	116,205
Total Current Liabilities	1,167,531	1,736,428	990,771	53,721	1,044,492
Non-Current Liabilities					
Payables	946	145	801	–	801
Interest-bearing liabilities[3]	283,664	14,982	268,682	(262,140)	6,542
Deferred tax liabilities	38,964	7,279	31,685	–	31,685
Provisions	83,419	41,311	42,108	–	42,108
Total Non-Current Liabilities	406,993	63,717	343,276	(262,140)	81,136
Total Liabilities	1,574,524	1,800,145	1,334,047	(208,419)	1,125,628
Net Assets	2,516,204	118,004	2,398,200	(1,598,760)	799,440
Total Equity[6]	2,516,204	118,004	2,398,200	(1,598,760)	799,440

1 Total Mayne Group Limited balances have been extracted from the audited consolidated financial statements of Mayne Group Limited for the year ended 30 June 2005.

2 The separation of Mayne Pharma balances represents the assets and liabilities of the entities expected to remain part of the Mayne Pharma Group following the Demerger.

3. Pro-forma adjustments (continued)

3 Total Mayne Group Limited net debt (interest bearing liabilities less cash and deposits) at 30 June 2005 amounted to $283.656 million. As part of the Demerger, net cash of $25.000 million will be allocated to Mayne Pharma Group, with net debt of $308.656 million remaining with the AustCo Group. Based on the 30 June 2005 balances Mayne Pharma Group would have to provide AustCo Group with $9.395 million to ensure the Mayne Pharma Group has $25.000 million net cash. Mayne Group Limited have a long term note liability denominated in US dollars which will become payable upon Demerger due to the terms of the Note issue. At Demerger, non-current interest bearing liabilities have been reduced by $262.140 million, reflected by a reduction in current cash and deposits.

4 The internal loan payable and receivable represents the group balances between entities that will form part of the AustCo Group and Mayne Pharma Group. The balance represents the existing balances plus the balances that will arise on the internal restructure. As part of the Demerger, this receivable, along with the payable of $9.395 million arising from the transfer of cash from AustCo to Mayne Pharma, will be settled.

5 Transaction costs for the Demerger are estimated at $85.000 million. AustCo Limited will assume liability for $75.205 million of the transaction costs, including $5.045 million ($4.500 million after tax) which have been incurred during the year ended 30 June 2005. The remaining estimated costs of $70.160 million have related tax benefits of $15.762 million. The costs have been reflected in:

- a write-off of fixed assets of $2.048 million and prepayments of $6.000 million;
- an increase in payables of $58.940 million; and
- an adjustment to share capital related to the Employee Shares programme of $3.172 million.

6 The pro-forma adjustments to AustCo equity are:

	AustCo $'000	Transaction Costs $'000	Distribution to Shareholders $'000	Other $'000	Pro-forma AustCo $'000
Share capital	2,796,407	–	(1,668,277)	3,172	1,131,302
Reserves	(22,154)	–	–	20,003	(2,151)
Retained profits/(accumulated losses)	(261,509)	(54,398)	–	(17,264)	(333,171)
Equity attributable to Mayne members	2,512,744	(54,398)	(1,668,277)	5,911	795,980
Outside equity interests	3,460	–	–	–	3,460
Total equity	2,516,204	(54,398)	(1,668,277)	5,911	799,440

The distribution to shareholders represents the capital reduction which is based on the book value of Mayne Pharma Limited's investment in Mayne Pharma Limited comprising:

- Mayne Group Limited's investment in shares of the Mayne Pharma Group of $118.004 million; and
- The internal loans receivable of $1,525.278 million.

The capital reduction is based on the consolidated book value of Mayne Group Limited's investment in the Mayne Pharma Group. After the Demerger, AustCo will process the distribution to shareholders based on the fair value of the Mayne Pharma Group (to be calculated using the Mayne Pharma volume weighted average price of Mayne Pharma shares of the first 10 days of trading on the ASX. The difference between book value and fair value will be taken to the profit or loss in the statement of financial performance.

	2005 $'000	2004 $'000	2003 $'000
4. Revenue			
Revenue from operating activities before interest:			
Sales Revenue			
– Revenue from services	883,802	835,114	638,957
– Revenue from sale of goods	2,291,999	2,184,203	2,092,648
	3,175,801	3,019,317	2,731,605
Revenue from outside operating activities:			
Proceeds on sale of non-current assets			
– property, plant and equipment	2,241	1,370	22,813
– investments	113	–	1,271
– other assets	–	–	581
Other income	37,877	41,773	48,547
Total revenue before interest	3,216,032	3,062,460	2,804,817

5. Profit/(loss) from ordinary activities before income tax expense

Profit/(loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2005 $'000	2004 $'000	2003 $'000
Cost of goods sold	(2,223,663)	(2,032,143)	(1,911,564)
Depreciation of:			
– Freehold buildings	(728)	(690)	(787)
– Leasehold improvements	(4,359)	(3,707)	(3,237)
– Plant and equipment	(34,536)	(29,354)	(18,600)
– Leased plant and equipment	(4,349)	(5,845)	(7,790)
	(43,972)	(39,596)	(30,414)
Amortisation of:			
– Goodwill	(40,029)	(36,787)	(37,282)
– Licences and operating rights	(536)	(687)	(922)
– Deferred expenditure	(254)	(240)	(167)
	(40,819)	(37,714)	(38,371)
Bad and doubtful debts expense	(3,353)	(6,397)	(6,648)
Net gain on sale of property, plant and equipment	536	222	–
Net loss on sale of property, plant and equipment	(1,918)	(4,417)	(5,649)
Net gain on sale of investments	980	–	620
Provision for employee benefits	(48,112)	(43,372)	(36,672)
Operating lease rentals:			
– Property	(58,121)	(56,568)	(52,213)
– Plant and equipment	(26,886)	(18,952)	(9,695)
Realised foreign exchange gains/(losses)	14	(237)	(409)
Unrealised foreign exchange gains/(losses)	102	6	542

	2005 $'000
6. Cash and Deposits	
Current	
Cash on hand and at banks	45,552
Loans and deposits (a)	37,025
	82,577
Loans and deposits are denominated in the following currencies:	
Australian Dollars	21,301
United States Dollar	15,724
	37,025
Weighted average interest rates	5.43%
(a) Included in loans and deposits is $36.059 million held in escrow in connection with the sale of the Melbourne Private Hospital.	
Non-Current	
Loans and deposits	546
Loans and deposits are denominated in the following currencies:	
United States Dollars	546
	546
Weighted average interest rates	1.90%

7. Receivables (Current)

Trade debtors	218,067
Provision for doubtful debts	(12,479)
	205,588
Other debtors	49,864
	255,452

8. Inventories

Raw materials and stores at cost	28,292
Work in progress at cost	1,067
Finished goods at cost	204,418
Provision for diminution in value	(4,127)
	229,650

9. Other Current Assets

Prepayments	16,297
	16,297

	2005 $'000
10. Receivables (Non-Current)	
Loan to executive director	1,975
Loan to Employees re Share Acquisition Plan	2,861
	4,836

11. Other Financial Assets

	2005 $'000
Investments in other entities (a) (b)	
Quoted on prescribed Stock Exchanges:	
– Shares at market value	147
– Shares at cost	264
Not quoted on prescribed Stock Exchanges:	
– Shares at cost	3,168
– Interest in partnership at cost	441
Total Other Financial Assets	3,873
(a) Other financial assets are denominated in the following currencies:	
Australian Dollars	3,873
(b) Non-interest bearing	3,873

	2005 $'000
12. Property, Plant and Equipment	
Freehold land and buildings	
At 2005 Independent valuation (a)	46,589
Provision for depreciation of buildings on freehold land	
At 2005 Independent valuation (a)	(3,394)
Freehold land and buildings written down value	
At 2005 Independent valuation (a)	43,195
Leasehold improvements	
At cost	46,690
Provision for amortisation	(25,071)
Written down value	21,619
Plant and equipment	
At cost	362,607
Provision for depreciation	(215,592)
Written down value	147,015
Assets under construction	
At cost	21,631
Leased plant and equipment	
At capitalised cost	24,472
Provision for amortisation	(13,785)
Written down value	10,687
Total property, plant and equipment written down value	244,147

(a) Revaluation of properties

In the 2005 financial year, in accordance with AustCo's policy of triennial revaluations, certain freehold land and buildings (including integral plant) owned were independently valued by Gary Longden FAPI of Jones Lang LaSalle Advisory.

The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use.

The carrying values of freehold land and buildings (including integral plant) at 2004 directors' valuations are management's assessment based on the previous triennial independent valuations.

AustCo adopted AASB 1041 'Revaluation of Non-Current Assets' from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as 'at directors' valuation', even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit.

	2005 $'000

13. Intangibles

Goodwill at cost	832,922
Provision for amortisation	(186,242)
Written down value	646,680
Brand names at cost	99,292
Licences at cost	271,370
Provision for amortisation	(966)
Written down value	270,404
Total intangibles written down value	1,016,376

14. Other Non-Current Assets

Deferred tax asset	69,194
Deferred expenditure	2,196
Provision for amortisation	(994)
Written down value	1,202
Other	451
Total other non-current assets	1,653

15. Payables

Current	
Trade creditors	340,929
Other creditors	177,375
	518,304
Non-Current	
Other	801
	801

	2005 $'000
16. Interest-Bearing Liabilities	
Current	
Bank term loans (unsecured – (a))	118
United States dollar denominated bonds (unsecured – (a))	381,847
Lease liabilities (a)	3,272
	385,237
(a) Current interest-bearing liabilities are denominated in the following currencies:	
Australian Dollars	3,272
United States Dollars	381,847
Malaysian Ringgits	118
	385,237
Non-Current	
Lease liabilities (b)	6,542
	6,542
(b) Non-current interest-bearing liabilities are denominated in the following currencies:	
Australian Dollars	6,542
	6,542

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreign currency swaps provide a hedge to the consolidated entity's net assets in self sustaining foreign operations.

Maturity profile:

	Year ended 30 June 2005 Expected to mature in						
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	Thereafter $'000	2005 Totals $'000
US dollar denominated bonds	381,847	–	–	–	–	–	381,847
Average rate – fixed	6.25%						
Bank term loans	118	–	–	–	–	–	118
Average rate – floating	3.75%						
Lease liabilities	3,272	3,272	3,270	–	–	–	9,814
Average rate – fixed	10.14%	8.14%	9.26%				
Totals	385,237	3,272	3,270	–	–	–	391,779

	2005 $'000
Financing Facilities	
Committed Facilities (Note 1):	530,000
Less: Utilisation	–
Available Committed Facilities	530,000
Drawn Term Financings (Note 2):	643,987
Uncommitted Facilities and Programs (Note 3):	
Debtors securitisation	365,000
Less: Utilisation	(183,900)
Available Uncommitted Facilities	181,100

Notes

1. Committed Facilities

(a) Bank Debt Facilities
Mayne Group Limited has an AUD 500.0 million syndicated multi-currency and multi-issuer bank debt facility that was undrawn at 30 June 2005. The syndicated bank debt facility comprises a AUD 100.0 million loan maturing on 15 July 2006 and a AUD 400.0 million loan, maturing on 15 July 2009.

The AustCo Group has received committed offers to amend and restructure the existing Mayne Group Limited bank facility. The amended and restructured facility will be for AUD 650.0 million and will be due in 1 tranche, to 15 July 2010. The borrower under the amended facility will be AustCo Limited and certain subsidiaries of AustCo Limited will act as guarantors.

Interest will be payable by AustCo Limited on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility will be generally consistent with that which similarly rated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility will contain customary provisions relating to events of default, which could trigger early repayment. The facility will also contain undertakings by AustCo Limited and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature. There will be no credit rating downgrade triggers that could cause early repayment of the facility.

(b) There is also a bilateral AUD 30.0 million bank debt facility.

2. Drawn term financings

(a) USD Bond – USD 291.3 million maturing in February 2006
The 2006 bonds will be unaffected by the Demerger. The outstanding bonds at the time of their maturity in February 2006 will be re-financed via a combination of internally generated cashflows, cash on hand and the amended AustCo Limited AUD 650.0 million bank facility.

(b) USD Notes – USD 200.0 million maturing in December 2011
If the Demerger proceeds as contemplated, the outstanding 2011 notes will be repurchased prior to the Demerger Date at a price equal to 100% of the principal of the notes plus accrued and unpaid interest and a make-whole premium. It is estimated that the make-whole premium payable on the early repayment of the 2011 notes and related financial transactions will be in the order of AUD 30.0 million.

3. Uncommitted facilities and programs:

Major programs include:

(a) The consolidated entity has AUD 365.0 million debtors securitisation facilities relating to Pharmacy trade receivables of which AUD 181.1 million is available. The cash flows associated with the securitisation program are disclosed in the Statement of Cash Flows as part of cash flows from operating activities.

(b) Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.

	2005 $'000
17. Provisions	
Current	
Current tax liabilities	24,746
Employee entitlements (a)	40,311
Provision for self-insured workers compensation	25,447
Provision for restructuring (b)	34,158
Provision for product recall	7,806
Provision for acquisitions (c)	6,863
Provision for demerger costs	1,620
	116,205
Non-Current	
Deferred tax liabilities	31,685
Employee entitlements (a)	38,452
Provision for restructuring (b)	304
Provision for acquisitions (c)	3,352
	42,108
(a) Aggregate current and non-current employee entitlements	78,763
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.	
Number of employees at balance date	10,279
(b) Provision for restructuring current plus non-current comprises:	
– Continuing businesses	1,873
– Discontinuing businesses	32,589
	34,462
(c) Provision for acquistions current plus non-current comprises:	
– F H Faulding & Co Limited	447
– Pacific Healthcare assets	1,318
– Queensland Medical Laboratories	7,536
– Hilton Healthstream assets	914
	10,215

18. Total equity

Equity attributable to members of AustCo Limited	795,980
Outside equity interests in controlled entities	3,460
Total Equity	799,440

19. Additional Financial Instruments Disclosure

(a) Interest Rate Risk

Interest Rate Risk Exposures

AustCo's exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in Note 6, for interest-bearing liabilities are set out in Note 16 and for employee benefits are set out in Note 17. AustCo's other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non interest bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

Interest Rate Swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity date, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

	Year ended 30 June 2005 Expected to mature in							
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	There after $'000	Total $'000	Fair value $'000
Receive – fixed rate swaps [1]								
United States dollars	458,746	–	–	–	–	196,605	655,351	13,321
Average fixed rate	6.28%					5.80%		
Average floating rate	4.05%							
Pay – fixed rate swaps								
Australian dollars	100,000	–	–	–	–	–	100,000	141
Average fixed rate	5.53%							
Average floating rate	5.67%							
United States dollars	129,327	58,982	–	52,428	–	–	240,737	(342)
Average fixed rate	4.82%	2.45%		4.73%				
Average floating rate	3.96%	3.96%		4.10%				

1 All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument (Refer Note 19(d)).

Interest rate options

Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long term debt. An interest rate option gives the purchaser the right but not the obligation to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

AustCo had no outstanding option contracts at 30 June 2005.

(b) Foreign Exchange Risk

The primary objective of AustCo's foreign exchange hedging policy is the protection of consolidated shareholders' funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the consolidated entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. AustCo also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign Currency Contracts

A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than six months.

AustCo had in place foreign exchange contracts with an absolute face value of $320.8 million, converted to AUD at rates current at reporting date.

19. Additional Financial Instruments Disclosure (continued)

(b) Foreign Exchange Risk (continued)

Cross Currency Interest Rate Swap Agreements

AustCo had in place cross currency swaps with a gross face value of $183.5 million, converted to AUD at rates current at reporting date under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

The following tables set out the gross face values of foreign currency swap and cross currency interest rate swap agreements. Foreign currency amounts are translated to Australian Dollars (AUD) at rates current at reporting date. The 'buy' amounts represent the AUD equivalents of commitments to purchase foreign currencies, and the 'sell' amounts represent the AUD equivalent of commitments to sell foreign currencies. The tables show the contract rates, maturities and fair values.

	Year ended 30 June 2005 Expected to mature in							
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	There after $'000	Total $'000	Fair value $'000
Sell								
Canadian Dollars	15,777	–	–	–	–	–	15,777	(46)
Average contracted rate	0.9388							
Euro	155,320	–	–	–	–	–	155,320	1,776
Average contracted rate	0.6231							
New Zealand Dollars	4,037	–	–	–	–	–	4,037	55
Average contracted rate	1.0764							
Great British Pounds	94,994	–	–	–	–	–	94,994	521
Average contracted rate	0.4199							
Buy								
United States Dollars	234,160	–	–	–	–	–	234,160	(3,459)
Average contracted rate	0.7475							

(c) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of AustCo which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

AustCo minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

AustCo is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 24.3% (2004 – 25%) of trade debtors of Pathology and Diagnostic Imaging. Pharmacies account for 53.0% (2004 – 58.8%) of trade debtors of the Pharmacy sector.

During the 2004 financial year Mayne Group Limited sold its Hospitals business to Affinity Health Limited (Affinity). Under the sale agreement the Mayne Group Limited has receivable for amounts recharged to Affinity under shared services arrangements and for *indemnities given by Affinity. At 30 June 2005 these totalled $8.510 million (June 2004 – $15.415 million).*

Unrecognised Financial Instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign Currency Swap Agreements and Interest Rate Swaps Agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table on the following page, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

Foreign Currency Swap Agreements and Interest Rate Swaps Agreements

	2005 Exposure $'000
Foreign currency swaps	3,540
Cross currency interest rate swaps	–
Interest rate swaps	14,539

(d) Net Fair Value of Financial Assets and Liabilities

Net fair values of financial assets and liabilities are determined by AustCo on the following basis:

Recognised Financial Instruments

Assets

Cash, short term deposits and debtors:
The carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Investments:
The fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystallise if they are held to maturity.

Liabilities

Short Term Debt:
The carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Debt:
The fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can effect fair values. The carrying amounts and estimated fair values of AustCo's recognised financial assets and liabilities are as follows.

Foreign Exchange Contracts:
The fair value of foreign currency contracts used for hedging purposes, including cross currency interest rate swaps, is estimated using market data and quotes from banks.

	2005 Carrying Amount $'000	2005 Net Fair Value $'000
Financial Assets:		
Cash	45,552	45,552
Loans and deposits	37,025	37,025
Loans and deposits non-current	546	546
Receivables current	255,452	255,452
Receivables non-current	4,836	4,836
Other financial assets:		
– Shares in other corporations – listed	264	147
– Shares in other corporations – unlisted	3,168	3,168
– Interest in partnership	441	441
Financial Liabilities:		
Payables current	514,511	514,511
Cross currency interest rate swaps	3,793	4,646
Interest-bearing liabilities current	385,237	381,577
Provisions current	116,205	116,205
Foreign exchange contracts	3,494	3,494
Payables non-current	801	801
Interest-bearing liabilities non-current	6,542	6,542
Provisions non-current	42,108	42,108

19. Additional Financial Instruments Disclosure (continued)

(d) Net Fair Value of Financial Assets and Liabilities (continued)

Unrecognised Financial Instruments

Interest Rate Contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	2005 Net Fair Value $'000
Interest rate swaps	13,120

20. Segmental Reporting

The consolidated entity operates predominantly in the following business segments:

Pathology Services – comprises specialist pathology services and the management of medical centres providing quality health care and family medicine.

Diagnostic Imaging Services – comprises specialist imaging services to hospitals, medical practitioners and community-based sites and their patients.

Consumer Products – comprises the manufacture and distribution of vitamins and health supplements.

Pharmacy – comprises the provision of distribution and retail management services to pharmacies.

Unallocated – comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the Group's operations.

	Sales Revenue			Earnings before interest, tax, significant items and amortisation		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pathology	569,102	526,527	427,418	82,044	68,060	52,055
Diagnostic Imaging	287,171	276,237	199,156	28,649	27,870	24,586
Consumer Products	171,001	145,835	156,432	24,762	15,740	6,476
Pharmacy	2,147,892	2,068,612	1,943,381	32,612	38,163	42,274
Unallocated	635	2,106	5,218	(14,696)	(10,567)	(13,134)
Consolidated	3,175,801	3,019,317	2,731,605	153,371	139,266	112,257
Geographic Segments						
Australia & Pacific region	3,175,801	3,019,317	2,731,605	153,371	139,266	112,257
Consolidated	3,175,801	3,019,317	2,731,605	153,371	139,266	112,257

	Amortisation			Earnings before interest, tax and significant items		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pathology	17,888	17,928	14,383	64,156	50,132	37,672
Diagnostic Imaging	10,637	8,886	6,041	18,012	18,984	18,545
Consumer Products	5,364	5,374	5,604	19,398	10,366	872
Pharmacy	6,930	5,526	12,343	25,682	32,637	29,931
Unallocated	–	–	–	(14,696)	(10,567)	(13,134)
Consolidated	40,819	37,714	38,371	112,552	101,552	73,886
Geographic Segments						
Australia & Pacific region	40,819	37,714	38,371	112,552	101,552	73,886
Consolidated	40,819	37,714	38,371	112,552	101,552	73,886

	Depreciation			Capital Expenditure		
	2005 $'000	2004 $'000	2003 $'000	2005 $'000	2004 $'000	2003 $'000
Business Segments						
Pathology	15,530	13,917	10,747	15,546	13,142	10,812
Diagnostic Imaging	21,314	18,283	12,163	22,897	24,660	20,335
Consumer Products	2,895	3,029	3,095	1,440	1,425	2,048
Pharmacy	4,233	4,367	4,409	4,650	5,354	6,366
Unallocated	–	–	–	621	6,039	7,138
Consolidated	43,972	39,596	30,414	45,154	50,620	46,699
Geographic Segments						
Australia & Pacific region	43,972	39,596	30,414	45,154	50,620	46,699
Consolidated	43,972	39,596	30,414	45,154	50,620	46,699

	Assets 2005 $'000	Liabilities 2005 $'000
Business Segments		
Pathology	628,246	89,253
Diagnostic Imaging	372,005	48,328
Consumer Products	275,435	32,329
Pharmacy	473,129	331,262
Unallocated	176,253	624,456
Consolidated	1,925,068	1,125,628
Geographic Segments		
Australia & Pacific region	1,925,068	1,125,628
Consolidated	1,925,068	1,125,628

	2005 $'000
21. Capital Expenditure Commitments	
Estimated capital expenditure contracted for at balance date but not provided, payable:	
Plant and equipment	
– Within one year	1,416
– Later than one and less than two years	150
– Later than two and less than five years	150
– Later than five years	–
	1,716

22. Lease Commitments

	2005 $'000
(a) Finance lease commitments payable:	
– Within one year	3,580
– Later than one and less than two years	3,578
– Later than two and less than five years	3,578
– Later than five years	–
– Minimum lease commitments	10,736
– Future finance charges	(923)
Total Finance Lease Liabilities	9,813
– Classified as:	
– Current liabilities	3,272
– Non-current liabilities	6,541
Total Finance Lease Liabilities	9,813
(b) Operating lease commitments payable:	
(i) Property	
– Within one year	53,696
– Later than one and less than two years	41,937
– Later than two and less than five years	67,528
– Later than five years	25,156
Total	188,317
(ii) Plant and equipment	
– Within one year	6,813
– Later than one and less than two years	3,992
– Later than two and less than five years	1,686
– Later than five years	–
Total	12,491
Total Operating Lease Commitments	200,808

	2005 $'000
23. Contingent Liabilities	
Claims for which no reserves are considered appropriate	5,425
Contingencies relating to sale of businesses	1,652
Performance bonds and guarantees	81,054
Pharmacy Guarantee Scheme (a)	48,862
(unsecured)	136,993

(a) F H Faulding & Co Limited, acquired by AustCo Limited (formerly Mayne Group Limited) on 1 October 2001, provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to F H Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2005.

Under the terms of the Deeds of Cross Guarantee, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies. See Note 25 for details of those companies that have entered into deeds of cross guarantee.

24. Acquisition of Controlled Entities and Businesses

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Proportion of Shares Acquired %	Consideration $'000	Acquisition provision raised $'000
Year ended 30 June 2005				
No controlled entities were acquired during this financial year				
During the 2005 year Consumer Products businesses and assets were acquired for consideration of $5.269 million				
Year ended 30 June 2004				
Gippsland Pathology Service Pty Ltd	1 July 2003	68%	14,000	–
During the 2004 year Diagnostic Imaging businesses and assets were acquired for consideration of $4.020 million				
Year ended 30 June 2003				
Queensland Medical Services Pty Ltd and the Queensland Medical Laboratories business	1 October 2002	100%	260,288	14,061
Queensland Diagnostic Imaging Pty Ltd	21 May 2003	100%	90,712	1,310
During the 2003 year other diagnostic services businesses and assets were acquired for consideration of $47.262 million				

25. Particulars in relation to Controlled Entities

	Notes	Country of Incorporation	AustCo Limited direct and indirect interest held 2005 %
Parent Entity			
AustCo Limited (formerly Mayne Group Limited)		Australia	
Controlled Entities	(a)(b)		
Stonehenge Properties Pty Ltd		Australia	100
The Ward Corporation Pty Limited		Australia	100
Mayne Finance Limited	(d)	Australia	100
Mayne Properties Pty Ltd		Australia	100
Mayne Employee Share Acquisition Plan Pty Ltd		Australia	100
– Mayne Employee Share Acquisition Plan Trust	(d)	Australia	100
– Mayne Group SESTIP Trust	(d)	Australia	100
Saftsal Pty Limited		Australia	100
– Aksertel Pty Limited		Australia	100
– Onosas Pty Limited		Australia	100
– Lamsak Pty Limited		Australia	100
HCoA International Holdings Pty Ltd		Australia	100
Pathology Services Pty Ltd	(c)	Australia	100
– Gynaelab Pty Limited	(c)	Australia	100
– Larches Pty Ltd		Australia	100
– Jandale Pty Ltd		Australia	100
– AME Medical Services Pty Ltd		Australia	100
– Integrated Health Care Pty Ltd		Australia	100
– Kelldale Pty Ltd		Australia	100
– Seacresh Pty Limited		Australia	51
– Seacrest Unit Trust	(d)	Australia	51
– Pacific Medical Centres Pty Limited		Australia	100
– Link Medical Laboratory Holdings Pty Ltd		Australia	100
– Providex Therapeutics Pty Ltd		Australia	100
Trezise Services Pty Ltd		Australia	100
Hillsands Pty Ltd		Australia	100
Sugerman's Pathology Pty Ltd		Australia	100
Mayne Healthcare Holdings Pty Ltd	(c)	Australia	100
– Mayne Pathology Holdings Pty Ltd	(c)	Australia	100
– Mayne Health Pathology Pty Ltd	(c)	Australia	100
Dorevitch Laboratory Services Pty Ltd		Australia	100
– Queensland Medical Services Pty Ltd	(c)	Australia	100
– Gippsland Pathology Service Pty Ltd	(d)	Australia	100
– Essential Premises (Traralgon) Pty Ltd		Australia	100
– Medical Debt Recovery Pty Ltd		Australia	100
– Mayne Medical Centre Holdings Pty Limited	(c)	Australia	100
– Mayne Medical Centre Operations Pty Limited	(c)	Australia	100
– Mayne CP Holdings Pty Ltd (formerly Mayne Aged Care Holdings Pty Ltd)		Australia	100
– Queensland Specialist Services Pty Ltd (formerly Mayne Aged Care Operations Pty Ltd)		Australia	100
– Mayne Diagnostic Imaging Holdings Pty Limited	(c)	Australia	100
– Healthcare Imaging Services Pty Ltd	(c)	Australia	100
– Queensland Diagnostic Imaging Pty Ltd	(c)	Australia	100

	Notes	Country of Incorporation	AustCo Limited direct and indirect interest held 2005 %
– Healthcare Imaging Services (Victoria) Pty Ltd	(c)	Australia	100
– Cabramatta Imaging Pty Ltd		Australia	50
– Cabramatta Unit Trust	(d)	Australia	50
– Brystow Pty Ltd		Australia	100
– Western Suburbs Ultra-sound & Radiology Services Trust		Australia	100
– Orana Services Trust	(d)	Australia	50
– Orana Services Pty Ltd		Australia	50
– Norcoray Unit Trust	(d)	Australia	50
– Norcoray Pty Ltd		Australia	50
– Northcoast Nuclear Medicine (Qld) Pty Ltd (formerly A.C.N. 107 700 569 Pty Ltd)		Australia	100
Mayne Finance (Aust) Pty Ltd		Australia	100
Wellness Holdings Pty Ltd		Australia	100
– Corporate Wellness Solutions Pty Ltd		Australia	100
Mayne Limited		New Zealand	100
– Mayne Holdings (NZ) Limited		New Zealand	100
Transport Security Insurance (Pte) Ltd		Singapore	100
– Mayne SNC Van Der Heijden Logistics Services	(e)	Belgium	100
– Mayne International B.V.		The Netherlands	100
– Mayne Nickless Eindhoven B.V.		The Netherlands	100
– Mayne Holdings (UK) Ltd		United Kingdom	100
– Mayne European Holdings Limited		United Kingdom	100
– Security Express Limited		United Kingdom	100
– Mayne Nickless Incorporated		United States	100
– Faulding Healthcare Pty Ltd	(c)	Australia	100
– BML Pharmaceuticals Pty Limited	(c)	Australia	100
– Cenovis Pty Ltd	(c)	Australia	100
– Cenovis Health Co Sdn Bhd		Malaysia	100
– Cenovis Health Co Pty Ltd		Australia	100
– Vitelle Health Company Pty Limited		Australia	100
– AHB Pty Limited		Australia	100
– Faulding Healthcare Europe Holdings Ltd		United Kingdom	100
– Faulding Consumer UK Limited		United Kingdom	100
– Bullivants' Natural Health Products Pty Limited	(c)	Australia	100
– Bullivants' Natural Health Products (HK) Limited		Hong Kong	100
– Bullivants' Natural Health Products (International) Pty Ltd		Australia	100
– Mayne Consumer Products (NZ) Limited		New Zealand	100
– Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100
– Natural Nutrition Pty Ltd		Australia	100
– Natural Facts Pty Limited		Australia	100
– Chem Mart Pty Limited	(c)	Australia	100
– Faulding Healthcare Retail Pty Ltd	(c)	Australia	100
– Terry White Management Pty Ltd	(c)	Australia	100
– Healthsense Pty Ltd		Australia	100
– The Medicine Shoppe Australia Pty Ltd		Australia	100
– Minfos Systems Pty Ltd		Australia	80
– F H Faulding Securities Pty Ltd		Australia	100
– F H Faulding Services Pty Ltd		Australia	100
– Queensland Biochemics Pty Ltd		Australia	100

	Notes	Country of Incorporation	AustCo Limited direct and indirect interest held 2005 %
– Independent Pharmaceutical Supplies Pty Ltd	(c)	Australia	100
– ACN 091 753 043 Pty Ltd		Australia	100
– F H Faulding Nominees Pty Ltd		Australia	100
– Faulding Healthcare International Holdings Inc..		United States	100
– Faulding Healthcare US Holdings Inc..		United States	100
– Faulding Consumer Holdings Inc..		United States	100
– Faulding Distributors (SEA) Pte Ltd		Singapore	100
– Newage Sdn Bhd		Malaysia	67
– Therapeutic Information Resources Australia Pty Ltd		Australia	100
– Pharmaceutical Care Information Services Pty Ltd		Australia	50
– MCP Direct Pty Ltd		Australia	100
– MCP Operations Pty Ltd		Australia	100

(a) All controlled entities are audited by KPMG.

(b) Entities not directly held by AustCo Limited are indented.

(c) These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into deeds of cross guarantee. All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.

(d) These Australian controlled entities are required to prepare audited financial reports.

(e) Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.

All entities are domiciled in their country of incorporation.

No controlled entities carry on material business operations other than in their country of incorporation.

26. Equity Accounting Information

Associated Entities at 30 June 2005 were:

Associated Entity	Principal Actvity	Interest in Equity Capital 2005 %	Investment Carrying amount Equity Value 2005 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services – Australia	50.00%	306
Campsie Nuclear Medicine Pty Ltd	Medical Services – Australia	50.00%	161
			467

The market values of investments in associated entities are represented by their equity carrying values.

	2005 $'000	2004 $'000	2003 $'000
Financial information relating to Associates:			
The consolidated entity's share of profits and losses, asset and liabilities of associates, in aggregate is:			
Statements of Financial Performance			
Share of profits/(losses) from ordinary activities before tax of associates	123	53	854
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(39)	(5)	(257)
Share of net profit/(loss) as disclosed by associates	84	48	597
Equity accounting adjustments:			
– goodwill amortisation	–	–	(410)
Equity accounted share of net profit/(loss) of associates	84	48	187
Dividends received from associates	(45)	–	(555)
Share of associates net profit equity accounted	39	48	(368)
Statements of Financial Position			
Retained profits:			
Equity share of retained profits of associated entities at the beginning of the year	158	(912)	(544)
Equity share of retained profits in the current year	39	48	(368)
Investment in associate transferred to investment in controlled entities	–	1,022	–
Equity accounted share of retained profits of associates at the end of the year	197	158	(912)
Movements in carrying amount of investments:			
Carrying amount in investments in associates at the beginning of the year	428	7,534	7,902
Share of associates' net profit equity accounted	39	48	(368)
Investment in associate transferred to investment in controlled entities	–	(7,154)	–
Carrying amount of investments in associates at the end of the year	467	428	7,534

27. Transactions with Related Parties

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) supplies products that are distributed by AustCo Limited's (formerly Mayne Group Limited) Pharmacy business.

Following the Demerger, shared facilities and services, between AustCo and Mayne Pharma, will be governed by the terms of the Transition and Shared Services Agreement.

Associated Entities:

Dividends paid by associated entities are disclosed in Note 26.

Campsie Nuclear Medicine Pty Ltd

An entity, within the consolidated entity, charged rent and outgoings and provides accounting services, for Campsie Nuclear Medicine Pty Ltd. During the 2005 financial year these charges totalled $0.064 million (2004:$0.127 million, 2003:$0.132 million) of which $0.005 million (2004:nil, 2003:nil) was outstanding at period end.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity, within the consolidated entity, charged rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2005 financial year these charges totalled nil (2004:$0.144 million, 2003:$0.115 million) of which nil (2004:nil, 2003:nil) was outstanding at year end.

Directors

Details of Mayne Group Limited shareholdings of the existing Mayne Group Limited Directors who are to become directors of AustCo Limited after the Demerger are shown below:

Shareholdings of directors and director-related entities

	Number of Shares			
	1 July 2004	Received as Remuneration	Net Other Change	30 June 2005
P McClintock	–	–	–	–
C Kay	12,847	4,332	–	17,179
I Blackburne[1]	10,000	3,217	–	13,217
J Hall	–	–	–	–

1 This was Dr I Blackburne's intitial holding when appointed a director on 1 September 2004.

28. Superannuation Commitments

On 30 June 2005, the Australian defined benefit plan was terminated in conjunction with the outsourcing of the Australian superannuation plans to Equipsuper. AustCo Limited (formerly Mayne Group Limited) has provided for the amount necessary to meet its obligations to the previous defined benefit members who will continue as defined contribution members of the plan administered by Equipsuper.

Contributions are made by AustCo to a number of industry accumulation funds in accordance with various awards.

29. Subsequent Events

Since the end of the financial year the directors have declared the following dividend.

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign sourced dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5c	3.25c	6.5c	2 September 2005	30 September 2005

The financial effect of these dividends has not been bought to account in these pro-forma financial statements for the year ended 30 June 2005.

PART 12

GRANT SAMUEL [DRAFT 22 September 2005]

GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www.grantsamuel.com.au

[22] September 2005

The Directors
Mayne Group Limited
390 St Kilda Road
Melbourne VIC 3004

Dear Directors

Demerger Proposal

1 Introduction

Mayne Group Limited ("Mayne") is an Australian healthcare company. Mayne's pharmaceutical business is focussed on the manufacture and distribution of injectable generic and specialty drugs, and has a substantial presence in Western Europe, North America and Australia. In Australia, Mayne operates a diagnostics business (diagnostic imaging, pathology and medical centres), a healthcare consumer products business and a pharmacy distribution business.

On 4 May 2005, Mayne announced that it was undertaking a strategic review to assess the merits of a demerger of its pharmaceutical business from the remainder of Mayne's operations ("Demerger"). Mayne subsequently announced on 17 June 2005 that the Board had determined to recommend the Demerger to shareholders. Following the Demerger, Mayne's pharmaceutical business will be owned and operated by a separate company, Mayne Pharma Limited ("Mayne Pharma"), which will be listed on the Australian Stock Exchange ("ASX"). Mayne shareholders will receive one share in Mayne Pharma for every share they hold in Mayne. The remaining Mayne businesses will continue to be owned by Mayne, which will be renamed AustCo Limited ("AustCo"). AustCo will continue to be listed on the ASX.

The Demerger is to be given effect by way of a capital return and scheme of arrangement, both of which which will require the approval of Mayne shareholders. There is no statutory requirement for Mayne to commission an independent expert's report in relation to the Demerger. However, the directors of Mayne have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report on the Demerger. The report is to set out Grant Samuel's opinion as to whether the Demerger is in the best interests of Mayne shareholders and the reasons for forming that opinion. In addition, the report is to set out Grant Samuel's opinion as to whether the Demerger is materially prejudicial to Mayne's creditors.

Grant Samuel is independent of Mayne. Grant Samuel has no involvement with, or interest in the outcome of, the Demerger other than the preparation of this report. A copy of this report is to be despatched to shareholders with the Explanatory Memorandum prepared by Mayne.

This report has been prepared to assist the directors of Mayne in making their recommendations to shareholders in relation to the Demerger and to assist the shareholders of Mayne to assess the merits of the Demerger. The sole purpose of this report is to provide an expression of Grant Samuel's opinion as to whether the Demerger is in the best interests of Mayne shareholders, and as to whether the Demerger is materially prejudicial to Mayne creditors. This report should not be used for any other purpose or by any other party.

[DRAFT 22 September 2005]

GRANT SAMUEL

2 Summary of Opinion

In Grant Samuel's view the Demerger is likely to have clear benefits for Mayne shareholders.

The injectible generic pharmaceutical business to be owned by Mayne Pharma has little in common with Mayne's remaining businesses, to be owned by AustCo. The pharmaceutical business is significantly different in terms of growth prospects, strategic opportunities, geographic coverage and regulatory environment.

Optimal development of the pharmaceutical business will require a very different set of management skills and capabilities from those required by AustCo. It appears reasonable to conclude that separating the ownership of the businesses into two companies, each with its own dedicated management team and Board of directors, will promote improvements in the underlying business performance of the demerged companies.

Similarly, the investment attributes of the pharmaceutical business are significantly different from those of the businesses to be retained by AustCo. The pharmaceutical business has higher risk/higher return investment characteristics, with a focus on capital growth rather than short term income returns. By comparison, AustCo is likely to offer lower but more stable growth and higher income yields. These differences, together with the contrast between the international scope of Mayne Pharma's operations and the Australian focus of AustCo's businesses, mean that Mayne Pharma is likely to appeal to a different set of investors than those who will be natural investors in AustCo. Allowing investors the flexibility to weight their exposure to the parts of Mayne that best meet their investment objectives is likely to maximise investor interest and shareholder value, as reflected in higher share prices.

In the context of the ongoing consolidation of the international generic pharmaceutical industry, Mayne's pharmaceutical business represents an attractive acquisition opportunity. However, it is likely that few of the potential acquirers of the pharmaceutical business would have any interest in acquiring Mayne's remaining Australian businesses. The current structure of Mayne, in which the pharmaceutical business and the remaining Australian businesses are all held within one company, is likely to be a major dis-incentive to parties that might otherwise be interested in acquiring Mayne's pharmaceutical business. The Demerger would significantly enhance shareholders' prospects of realising full value for the pharmaceutical business through some change of control transaction. Moreover, the possibility of such a transaction should provide ongoing support to the Mayne Pharma share price.

There are minimal existing synergies between the pharmaceutical business and Mayne's other businesses to be lost through the Demerger. While the one-off transaction costs and the incremental recurring costs resulting from the Demerger would collectively be significant, in Grant Samuel's view the disadvantages are outweighed by the expected benefits of the Demerger. Grant Samuel considers that the Demerger offers real and substantial benefits. This judgement has been endorsed by the share market, with Mayne's share market capitalisation increasing by around $1.2 billion or approximately 50% (calculated to 21 September 2005) since the announcement on 4 May 2005 that the Demerger was under consideration. If the Demerger was not approved by shareholders there would be a risk that much of this value uplift would be lost.

In Grant Samuel's view shareholders are likely to be materially better off if the Demerger proceeds than if it does not. In Grant Samuel's view the Demerger is in Mayne shareholders' best interests.

DRAFT

[DRAFT 22 September 2005]

GRANT SAMUEL

3 Key Conclusions

- **For the Demerger to benefit Mayne shareholders, it must improve the underlying performance of Mayne's businesses, increase investor interest or enhance the corporate appeal of the demerged companies.**

  The immediate impact of the Demerger on Mayne shareholders will be neutral, with shareholder's current investment in Mayne simply split into two companies. There will be no value leakage to third parties and no immediate impact on the underlying businesses of Mayne. The Demerger will be in shareholders' best interests if the change in corporate structure is, of itself, likely to generate additional shareholder value over time. The Demerger will deliver additional value if it results in one or more of the following:

  - an improvement in the underlying performance of the demerged businesses;
  - increased share market investor interest in one or both of the demerged companies, leading to higher share prices; or
  - an increase in the corporate appeal of one or both of the demerged companies, increasing shareholders' prospects of realising value through corporate transactions.

- **Mayne's injectable generic and specialty pharmaceutical business has little in common with its other businesses.**

  Mayne's generic and specialty pharmaceutical business has little in common with its other businesses. It is a high growth business with the majority of its sales in international markets (principally Western Europe and North America) and growth prospects and long term future offshore. It has developed specialised manufacturing and regulatory expertise, given its focus on injectable generic oncology drugs, and a sales, marketing and distribution capability that reflects its customer base (principally hospitals). The rapid rate of rationalisation in the international generic pharmaceutical sector means that Mayne's pharmaceutical business is likely to have a range of strategic growth options available to it. By contrast, the remainder of Mayne's businesses operate almost exclusively in Australia. They have more modest growth prospects, diverse customer bases and revenue streams heavily dependent on Government funding of the Australian health care sector. The market positions of a number of the Australian healthcare businesses are such that competition regulation is likely to limit their ability to grow through merger and acquisition. There are minimal existing synergies between Mayne's pharmaceutical business and its other businesses, except for the sharing of corporate overhead costs.

- **It is reasonable to expect that the Demerger will promote enhanced management focus for each of the demerged companies, resulting in improved operational performance over time.**

  Given the significant differences between Mayne's pharmaceutical business and its remaining businesses, Mayne Pharma and AustCo will require different sets of management capabilities. Arguably, Mayne Pharma will require greater attention to strategic management issues, whereas AustCo's businesses will require careful micro-management. The Demerger will allow each of Mayne Pharma and AustCo to develop a leadership team (directors and management) with the skill sets and exclusive focus required to maximise the performance of its business. Moreover, the Demerger will make possible improved arrangements to incentivise management, by directly linking management remuneration to the performance of the separated companies that they control.

  Judgements regarding the benefits of improved management focus are inevitably subjective. However, in Grant Samuel's view the differences between the pharmaceutical business and Mayne's remaining businesses are so marked that it is reasonable to expect that more focussed, specialised management will provide real benefits to the demerged companies. In Grant Samuel's view it is reasonable to expect that, over time, the Demerger will result in improvements in the underlying performance of the demerged businesses.

[DRAFT 22 September 2005]

GRANT SAMUEL

- **The Demerger will give investors in Mayne increased flexibility and should result in a positive re-rating of the demerged companies.**

  While Mayne is, broadly described, a healthcare company, the reality is that its pharmaceutical business has very different investment characteristics from the remaining businesses. The pharmaceutical business offers greater growth, but with the potential for significant return volatility. By contrast, the Australian healthcare businesses to be retained by AustCo have more modest growth prospects, but should offer more stable returns. As a participant in the international generic pharmaceutical industry, Mayne Pharma may be of greatest investment appeal to international pharmaceutical investors that have a deep understanding of the sector and the ability to benchmark Mayne Pharma against a number of broadly comparable international generic pharmaceutical companies. However, international investors focused on the generic pharmaceutical sector are unlikely to be attracted to Mayne's Australian healthcare businesses, which have returns substantially determined by Australia's regulated healthcare system.

  Investors in Mayne are unable to target their investment to those parts of Mayne that they find most attractive. They are required to accept exposure to Mayne's full portfolio of businesses. The Demerger will give investors the flexibility to determine the extent to which they retain or assume investment exposure to each of Mayne Pharma and AustCo. Effectively, investors will be able to make their own diversification decisions rather than having those diversification decisions imposed on them by the current Mayne corporate structure. The price-setting investors in each demerged company will be the natural investors in the relevant businesses, which should lead to higher aggregate market values for the demerged companies than for Mayne if it had remained in its current form.

  The individual market capitalisations of Mayne Pharma and AustCo will be less than the current market capitalisation of Mayne (at least initially). However, both Mayne Pharma and AustCo will continue to be members of the S&P/ASX 200 Index. While there may be some reduction in trading liquidity, both Mayne Pharma and AustCo should continue to be well traded companies. In Grant Samuel's view any reduction in market capitalisation and share liquidity should not have a material negative effect on investor interest. Any negative effect should be outweighed by the positive impact of the investment flexibility resulting from the Demerger.

- **The Demerger will significantly enhance shareholders' prospects of realising full underlying value for Mayne's pharmaceutical business through a change of control transaction.**

  There has been significant consolidation activity in the international pharmaceutical industry in recent years. Mayne's pharmaceutical business has a strong niche position in the injectable generic oncology sector and well developed sales and distribution infrastructure in Western Europe and North America. It could be highly attractive to a number of potential acquirers. However, potential acquirers of Mayne's pharmaceutical business are likely to have little or no interest in acquiring Mayne's Australian healthcare businesses. The current structure is effectively an impediment to a transaction involving Mayne's pharmaceutical business. The Demerger, by allowing potential acquirers of the pharmaceutical business to deal with Mayne Pharma as a standalone company, will significantly improve shareholders' prospects of realising full underlying value for the business. Moreover, the increased likelihood of a corporate transaction should provide support for the Mayne Pharma share price on an ongoing basis.

  Future growth of Mayne Pharma may well involve merger and acquisition activity initiated by Mayne Pharma. In this context, shares in Mayne Pharma, as a "pure play" pharmaceutical company, are likely to be far more attractive acquisition currency than shares in the current Mayne. Accordingly, the Demerger should increase the range of strategic options available to Mayne Pharma.

[DRAFT 22 September 2005]

GRANT SAMUEL

■ ■ ■

- **The Demerger will involve significant one-off transaction costs and incremental recurring costs.**

  Total transaction costs associated with the Demerger are expected to be $[80-90] million, of which $[33] million relates to the refinancing of Mayne's 2011 Senior Notes. Of the total transaction costs, approximately $[23] million will have been spent or committed by the time shareholders vote on the Demerger. The Demerger will also result in an increase in recurring costs of around $[10.5] million per annum (reflecting corporate and head office costs associated with operating two separate listed companies). The transaction costs and incremental recurring costs are collectively significant (although in Grant Samuel's view these costs are outweighed by the expected benefits of the Demerger).

  The Demerger should otherwise have no significant adverse consequences for Mayne or its shareholders. There are few synergies between the pharmaceutical business and the remainder of Mayne's businesses, and therefore no significant synergies to be lost through a demerger. There will be some additional costs associated with the maintenance of two public companies.

  The Demerger should have no negative tax consequences for Mayne Pharma or AustCo. Similarly, for the vast majority of shareholders (particularly Australian resident shareholders) the Demerger should have no negative tax effects.

- **Mayne's share price performance since the demerger review was announced is a powerful endorsement of the benefits of the Demerger.**

  Since Mayne's initial announcement on 4 May 2005 that it was considering a demerger, its share price has increased significantly. The volume weighted average closing share price of Mayne over the five days ended 21 September 2005 represents a premium of more than 50% to the closing share price on 3 May 2005 (the day before the announcement of the demerger review), resulting in an increase in Mayne's market capitalisation of approximately $1.2 billion. The increase in Mayne's share price is a resounding endorsement of the benefits of the Demerger. If the Demerger was not approved there would be a risk of a material share price fall and loss of value for Mayne shareholders.

- **The benefits of the Demerger clearly outweigh the disadvantages. In Grant Samuel's view the Demerger is in the best interests of Mayne shareholders.**

  Comparing the benefits and disadvantages of any demerger is essentially judgemental. In particular, many of the benefits are indirect and impossible to quantify or prove (although in this case Mayne's share price increase appears to be strong evidence of the market's positive view of the Demerger and is, of itself, a substantial and immediate benefit of the Demerger).

  In Grant Samuel's view it is reasonable to conclude that the benefits of the Demerger comprehensively outweigh the disadvantages. In aggregate, the benefits of the Demerger represent a compelling reason for shareholders to vote in favour of Demerger. Mayne shareholders will be better off if the Demerger proceeds than if it does not. In Grant Samuel's view, the Demerger is clearly in Mayne shareholders' best interests.

- **The Demerger does not materially prejudice the interests of creditors of Mayne or Mayne Pharma.**

  The majority of Mayne's creditors will become creditors of AustCo. In effect these creditors will lose the credit support of Mayne Pharma. However, AustCo will be a substantial company with shareholders' funds of approximately $800 million (based on AustCo's pro forma net assets as at 30 June 2005). Although AustCo's gearing will be higher than Mayne's current level of gearing, AustCo's businesses generate substantial cash flows. Furthermore, AustCo's debt providers have committed to provide AustCo with new finance facilities of $650 million in full knowledge of the company's financial position. Most of AustCo's trade creditors are expected to be repaid within a short time period (ie. within 60 days), and will have the opportunity to reassess for themselves whether or not they wish to grant continued credit to AustCo.

DRAFT

[DRAFT 22 September 2005]

GRANT SAMUEL

A smaller number of creditors will be exposed to Mayne Pharma. Mayne Pharma will be a substantial company with shareholders' funds of approximately $1.7 billion (based on Mayne Pharma's pro forma net assets as at 30 June 2005). It is expected to initially have net cash of $25 million, and a newly established debt facility of $225 million from financiers who have made their own judgements as to the credit risk of Mayne Pharma in full knowledge of its financial position.

In Grant Samuel's opinion, the Mayne creditors who will become exposed to AustCo and Mayne Pharma are not materially prejudiced by the Demerger. Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by Mayne, AustCo or Mayne Pharma to their creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own financial investigations of the financial positions of AustCo and Mayne Pharma.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in Mayne. Because of that, before acting in relation to their shareholdings, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by Mayne, of which this report forms part.

It is a matter for individual shareholders as to:

- whether to vote in favour of or against the Demerger; and
- whether to continue to hold Mayne Pharma and AustCo shares following the Demerger. This is an investment decision independent of a decision as to whether to vote in favour of the Demerger.

Voting for or against the Demerger, as well as a decision to continue to invest in Mayne Pharma or AustCo shares following the Demerger, are matters for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action that they should take in relation to the Demerger should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED

22 SEPTEMBER 2005 7:33 PM

Mayne Group Limited

mayne

DRAFT

Financial Services Guide
and
Independent Expert's Report
in relation to the Proposed Demerger of Mayne Pharma Limited

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

[22] September 2005

22 SEPTEMBER 2005 7:33 PM

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") carries on business at Level 6, 1 Collins Street, Melbourne VIC 3000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Mayne Group Limited in relation to the proposed demerger of the pharmaceutical business ("Mayne Report"), Grant Samuel will receive a fixed fee of $375,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 8.3 of the Mayne Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the Mayne Report:

> *"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed Demerger. Grant Samuel advises that:*
>
> - *a small number of Grant Samuel executives or their related parties hold small parcels of Mayne shares;*
> - *in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and*
> - *in July 2001, Grant Samuel prepared an independent expert's report for FH Faulding & Co Limited in relation to the takeover offer by Mayne.*
>
> *Grant Samuel had no involvement with, or interest in the outcome of, the proposed Demerger other than the preparation of this report.*
>
> *Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed Demerger. Grant Samuel's out-of-pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.*
>
> *Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."*

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

22 SEPTEMBER 2005 7:3:

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Table of Contents

22 SEPTEMBER 2005 7:3

1 Details of the Demerger

On 4 May 2005, Mayne Group Limited ("Mayne") announced that it was undertaking a strategic r to assess the merits of a demerger involving separate listings of Mayne's:

- global generic and specialty pharmaceutical business; and
- domestic healthcare businesses comprising diagnostic services (pathology/medical centre diagnostic imaging), pharmacy and consumer products.

Mayne subsequently advised on 17 June 2005 that based on the findings of the demerger review pr the Board had determined to recommend a demerger ("Demerger") to shareholders. The Board be that the separation of the global injectable generic and specialty pharmaceutical business fro domestic healthcare businesses will enable each of the businesses to focus on its core activities and effectively implement its distinctive strategies.

The demerged pharmaceutical business will be separately listed on the Australian Stock Exc ("ASX") as Mayne Pharma Limited ("Mayne Pharma"). Mayne will continue to own the rem domestic healthcare businesses, and will retain its ASX listing. Mayne will be renamed AustCo Li ("AustCo").

The Demerger will be effected through a capital reduction ("the capital return") and a schei arrangement between Mayne and its shareholders. Mayne will make a capital return of $2.49 per sh Mayne shareholders which will be compulsorily applied to the purchase of shares in Mayne Ph Mayne shareholders will subscribe for 100% of the shares in Mayne Pharma. Each Mayne sharel will receive one share in Mayne Pharma for every share held in Mayne. Shareholders will have the economic interest in Mayne's assets after the Demerger as they did prior to the Demerger, bu through shares in two separately listed companies that can be retained or dealt with separat shareholders deem appropriate. Mayne will also make a capital return of $149 million to be a against Mayne's share capital to reflect a reduction in the value of 100 Mayne Pharma shares cur owned by Mayne, which will result from the issue of new Mayne Pharma shares to Mayne sharehold

Pursuant to the Demerger, the majority of Mayne's existing debt will be refinanced and assum AustCo, or repaid. Immediately following the Demerger, AustCo will have net debt of approxin $450 million, whilst Mayne Pharma is expected to have net cash of $25 million. The actual net c net debt of Mayne Pharma is subject to adjustment at the time of the Demerger to reflect the diff between the estimated and actual net cash outflows for Mayne Pharma in the period from 30 June 2(the effective date of the Demerger.

For regulatory reasons, certain shareholders in some jurisdictions outside Australia will not be issue shares in Mayne Pharma. Instead, the shares in Mayne Pharma to which these shareholders would been entitled will be sold on the ASX on or after the listing of Mayne Pharma and the net pro remitted to them.

The Demerger requires the approval of Mayne shareholders in relation to:

- the capital return to Mayne shareholders; and
- the scheme of arrangement.

The major elements of the Demerger are interdependent. Completion of the Demerger requires ap by shareholders of both the capital return and the scheme of arrangement. Failure by Mayne shareh to approve either of these elements will result in the Demerger not proceeding.

2 Scope of the Report

2.1 Purpose of the Report

The Demerger is to be effected pursuant to:

- a reduction of capital under Sections 256B and 256C of the Corporations Act 2001 ("Sections 256B and 256C"); and
- a scheme of arrangement under Section 411 of the Corporations Act 2001 ("Section 411").

Section 256B and Section 411 require the prior written approval of the shareholders before the reduction of capital and scheme of arrangement can be effected.

Section 256C prescribes the information to be sent to shareholders in connection with a resolution to approve a reduction of capital. Sections 256C does not require an independent expert's report to be prepared. Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in connection with a resolution to approve a scheme of arrangement pursuant to Section 411. The information provided to shareholders under Part 3 of Schedule 8 must include an independent expert's report when a party to the scheme of arrangement has a prescribed shareholding or where any of its directors are also directors of the scheme company. Although an independent expert's report is not required to be prepared for Mayne's shareholders under Part 3 of Schedule 8 the directors of Mayne have decided to obtain a report for shareholders, prepared as if it were required. Schedule 8 of the Corporations Regulations requires an independent expert's report in relation to a scheme of arrangement pursuant to Section 411 to state whether the scheme of arrangement is in the best interests of shareholders and to state reasons for that opinion.

Mayne has engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare such a report stating whether, in its opinion, the Demerger is in the best interests of Mayne shareholders. Grant Samuel has also been requested to give its opinion as to whether the Demerger is materially prejudicial to creditors.

This report has been prepared by Grant Samuel for the benefit of Mayne shareholders (and no other party) to assist them in considering the resolutions to approve the Demerger. It will accompany the Explanatory Memorandum to be sent to shareholders. The sole purpose of the report is to express Grant Samuel's opinion as to whether the Demerger is in the best interests of Mayne shareholders and as to whether the Demerger is materially prejudicial to Mayne's creditors.

Grant Samuel's opinion should not be construed as a recommendation as to whether or not to vote in favour of the resolutions to approve the Demerger. Approval or rejection of the Demerger is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Demerger should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression *"in the best interests"*. The Australian Securities Commission (now the Australian Securities and Investments Commission) has issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act 2001. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of *"fair and reasonable"* in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of *"in the best interests"* other than to imply that it is similar to *"fair and reasonable"*.

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, *"in the best interests"* must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert

22 SEPTEMBER 2005 7:33 PM

proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Demerger is to assess its overall impact on the shareholders of Mayne and to form a judgement as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the Demerger is in the best interests of Mayne shareholders:

- the impact on business operations if the Demerger proceeds;
- the effect on earnings and dividends attributable to existing shareholders;
- the effect of the Demerger on the financial position of Mayne Pharma and the financial position of AustCo;
- the likely impact on the market value of shareholders' interests;
- any other benefits of the Demerger; and
- the costs, disadvantages and risks of the Demerger.

2.3 Sources of Information

In preparing this report, Grant Samuel has had access to and relied on, without independent verification, the following information:

Publicly Available Information

- the Explanatory Memorandum accompanying this report (including earlier drafts);
- Mayne Annual Reports for the 2002-2004 financial years;
- annual reviews and financial reviews of Mayne for the three years ended 30 June 2003, 30 June 2004 and 30 June 2005;
- pharmaceutical and healthcare industry data and reports;
- recent company announcements and press articles on Mayne and the pharmaceutical and healthcare industries;
- recent brokers' reports on Mayne, the pharmaceutical and healthcare industries and listed international and domestic companies that are comparable to Mayne, Mayne Pharma and AustCo; and
- other information on the pharmaceutical and healthcare industries and listed companies comparable to Mayne, Mayne Pharma and AustCo including annual reports, interim financial results, public announcements, regulatory filings, press reports and share market data.

Non Public Information Provided by Mayne

- Board papers and other internal briefing papers related to the Demerger;
- financial budgets for Mayne's businesses for the years ending 30 June 2006 and 30 June 2007;
- due diligence reports for Mayne Pharma and AustCo's businesses;
- papers prepared for Mayne's credit rating agencies;
- documents prepared by Mayne for the purpose of negotiations with debt providers; and
- other confidential correspondence, legal advice and working papers.

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Grant Samuel has also held discussions with, and obtained information from, senior management of Mayne and Mayne's financial advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, share market, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Mayne and its advisers. Grant Samuel has considered and relied upon this information. Mayne has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Demerger is in the best interests of Mayne shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is beyond the scope of an independent expert's report. In any event, the process required to reach an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Mayne. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included pro forma accounts for Mayne Pharma and AustCo for the 2005 financial year. In addition, Grant Samuel was provided with management budgets for Mayne's businesses for the years ending 30 June 2006 and 30 June 2007. Grant Samuel has used and relied on these budgets for the purposes of its analysis. Mayne is responsible for the budgets. Grant Samuel has assumed that these budgets were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of the budgeting process. Grant Samuel has assumed that these financial budgets do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. These financial budgets have not been disclosed in this report at the request of Mayne on the basis that they contain commercially sensitive information.

Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, it is noted that the 2005 pro forma accounts were subject to comprehensive review by KPMG Transaction Services Pty Ltd for reasonableness, accuracy of compilation and application of assumptions. On this basis, Grant Samuel considers that there are reasonable grounds to believe that the financial information on Mayne Pharma and AustCo after the Demerger, as presented in the Explanatory Memorandum, has been prepared on a reasonable basis.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Explanatory Memorandum issued by Mayne to its shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Demerger will be implemented in accordance with the terms; and
- the legal mechanisms to implement the Demerger are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

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3 Profile of Mayne Group Limited

3.1 Overview

Mayne is an Australian-based healthcare company with sales in more than 60 countries. The company has a market capitalisation of around $3.4 billion and had annual revenues of over $3.8 billion in the 2005 financial year.

Mayne's businesses are:

- Pharmaceuticals – an international pharmaceutical company, focused on the research, development, manufacture and sale of injectable generic and specialty pharmaceuticals;
- Diagnostic Services – a leading provider of pathology and diagnostic imaging services, and operator of medical centres in Australia;
- Pharmacy – a major provider of wholesale distribution services to community and hospital pharmacies and professional services to independent and branded pharmacies in Australia; and
- Consumer Products – a leading manufacturer and wholesale distributor of consumer health products.

Mayne commenced operations in 1886 providing parcel delivery services and was traditionally a transport and logistics company. Mayne began to diversify its activities in the early 1990s. It was a founding shareholder in Cable and Wireless Optus Limited ("Optus") in 1991. The Optus interest was ultimately distributed to Mayne shareholders in 1998. Mayne also restructured and progressively rationalised its transport and logistics business in the period 1999 to 2002, culminating in the divestment of its non-healthcare logistics business in February 2003. This transaction positioned Mayne to focus on its core businesses in the healthcare, health services and pharmaceuticals sectors.

Mayne first entered the Australian healthcare sector with the acquisition of a portfolio of private hospitals in 1991. Mayne's healthcare business continued to increase in scale through the acquisition of additional interests in the healthcare sector, including diagnostic imaging and pathology businesses. The acquisition of FH Faulding & Co Limited ("Faulding") for around $2.5 billion in October 2001 provided further diversification into a new range of health services and products encompassing pharmacy distribution, pharmacy retail services, and manufacturing, marketing and distribution of consumer products and oral and injectable pharmaceuticals.

Mayne has significantly rationalised its healthcare operations in recent years. Mayne was at one time the largest for-profit operator of hospitals in Australia. Mayne divested its portfolio of private hospitals in December 2003. In addition, Mayne has rationalised its Consumer Products business to focus on health-related products. Mayne's personal wash (soap) and sunscreen businesses in Australia, the United Kingdom and the United States were sold or closed by March 2003.

During the 2004 financial year Mayne received a number of enquiries in relation to a potential sale of its Pharmacy business. Mayne announced in April 2004 that, following a thorough testing of the market, the offers it had received for the Pharmacy business had not ascribed sufficient value to the business' strong market position and its history of solid growth and that Mayne would retain this business.

22 SEPTEMBER 2005 7:33 PM

Mayne's current business structure is illustrated in the following diagram:


Existing Mayne Corporate Structure
Mayne
Pharmaceuticals
Diagnostic Services
Pharmacy
Consumer Products
Pathology
Diagnostic Imaging
Medical Centres

3.2 Financial Performance and Position

The table below sets out the historical financial performance of Mayne for the three years to 30 June 2005:

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22 SEPTEMBER 2005 7:33 PM

Mayne – Financial Performance ($ millions)			
	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Revenue from continued operations	3,188	3,502	3,831
Discontinued operations	2,007	588	10
Total Revenue	**5,195**	**4,090**	**3,841**
EBITDA[1]	**390**	**350**	**337**
Depreciation	(120)	(75)	(64)
EBITA[2]	**270**	**275**	**274**
Amortisation	(94)	(81)	(103)
EBIT[3] **- continuing business**			
Pharmaceuticals	60	57	64
Consumer Products	1	10	19
Pathology Services	38	50	64
Diagnostic Imaging Services	18	19	18
Pharmacy	30	33	26
Unallocated	(13)	(12)	(17)
EBIT – continuing business	**134**	**157**	**174**
Discontinued operations	42	37	(3)
EBIT	**176**	**194**	**171**
Net interest expense	(33)	(15)	(20)
Operating profit before tax and unusual items	**143**	**179**	**151**
Significant items before tax	(535)	(7)	(15)
Income tax expense	(61)	(74)	(52)
Net profit after tax before minority interests	**(453)**	**98**	**84**
Minority interests	(3)	(4)	(4)
Net profit after tax attributable to Mayne shareholders	**(456)**	**94**	**80**
Statistics			
Sales growth (continuing operations)	*na*	*9.9%*	*9.4%*
EBIT growth (continuing operations)	*na*	*16.8%*	*11.0%*
EBIT margin (continuing operations)	*4.2%*	*4.5%*	*4.5%*
Basic earnings per share (cents)(before amortisation)	*(45.3)*	*24.1*	*28.7*
Dividends per share (cents)	*4.0*	*17.0*	*11.0*

Source: Mayne Annual Reports.

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The following notes should be considered when reviewing the historical financial performance of Mayne:

- discontinued operations in the financial year ended 30 June 2005 include the Latin American operations that were either divested or rationalised during the year;
- discontinued operations in the financial years ended 30 June 2003 and 2004 included the operating results of Mayne's hospital business which was sold in December 2003;
- discontinued operations in the financial year ended 30 June 2003 also included the operating results of Mayne's logistics business, which was sold in February 2003, and Mayne's

[1] EBITDA is defined as earnings before net interest, income tax, depreciation, amortisation and significant items.

[2] EBITA is defined as earnings before net interest, income tax, amortisation and significant items.

[3] EBIT is defined as earnings before net interest, income tax and significant items.

international sunscreen business and Shepparton soap factory, which were sold in March 2003. The total value realised from divestments during the period was $496 million;

- Mayne's Consumer Products business was severely impacted by the April 2003 announcement by the Therapeutic Goods Administration ("TGA") requiring a recall of all products manufactured by Pan Pharmaceuticals Limited ("Pan"). At that time, Pan produced a significant quantity of health supplements sold by Mayne's Consumer Products business;
- net interest expense declined in the financial year ended 30 June 2004, reflecting lower net debt levels for much of the year due to the allocation of proceeds received from divestments during the period against debt as well as a high proportion of overseas debt which attracted a lower interest rate;
- significant items in the financial year ended 30 June 2003, resulted in Mayne reporting a loss after tax. These significant items are summarised in the table below, and predominantly comprise a $341 million write down of Mayne's hospital business and an $80 million write down of Mayne's Pharmacy business;
- the decline in earnings during the 2005 financial year was driven by the loss of earnings associated with the divestment of the hospital business in the 2004 financial year;
- Mayne's outside equity interests largely reflect minority interest shares in diagnostic imaging joint ventures;
- capital management initiatives contributed to the growth in earnings per share in the financial year ended 30 June 2004. Mayne used the proceeds from the sale of its hospitals and logistics businesses to return almost $490 million to shareholders through on and off-market share buy-backs. This reduced issued shares by 18% during the period; and
- the dividend for the 2003 financial year was significantly below that paid historically. The impact of significant items during the 2003 financial year meant that Mayne did not have the capacity to distribute a final dividend for the period. Mayne subsequently paid three dividends for 2004, to compensate for the payment of only one dividend in 2003.

Mayne's operating results include the following significant items for the three years ended 30 June 2002, 30 June 2004 and 30 June 2005:

Mayne - Significant Items ($ millions)

	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Proceeds from sale of logistics, consumer products, and hospitals businesses divested	496	871	-
Cost of investment in logistics, consumer products, and hospitals businesses divested	(477)	(871)	-
Profit on sale of remaining Australian hospital business	-	-	9
Costs associated with litigation related to Epirubicin	-	-	(10)
Corporate development expenditure	-	(7)	-
Closure and sale of consumer products business	(14)	-	-
Write down and sale of hospitals businesses	(94)	-	-
Write down of IT assets	(35)	-	-
Product recall	(49)	-	-
Restructuring expense	(12)	-	-
Write down of non-current assets to their estimated recoverable amount	(350)	-	-
Closure and sale of Latin American pharmaceuticals assets	-	-	(9)
Demerger costs incurred	-	-	(5)
Total significant items before income tax	**(535)**	**(7)**	**(15)**

Source: Mayne Annual Reports

The financial position of Mayne as at 30 June 2004 and 30 June 2005 is summarised in the table below:

Mayne – Financial Position ($ millions)	As at 30 June	
	2004 actual	2005 actual
Current receivables and prepayments	707	494
Inventories	447	418
Current creditors	(528)	(578)
Current tax liabilities	(19)	(39)
Net working capital	**607**	**295**
Property, plant and equipment	455	543
Intangibles	2,050	2,131
Deferred income tax	78	56
Provisions	(245)	(244)
Net other assets / (liabilities)	31	19
Total funds employed	**2,976**	**2,800**
Cash	304	390
Borrowings	(759)	(674)
Net borrowings	**(455)**	**(284)**
Net assets	**2,521**	**2,516**
Outside equity interests	(3)	(3)
Shareholders' equity attributable to members of Mayne	**2,518**	**2,513**
Statistics		
Net tangible assets per share	*$0.60*	*$0.51*
Gearing (net borrowings/(shareholders' equity plus net borrowings))	*15.3%*	*10.2%*

Source: Mayne Annual Reports.

The following notes should be considered when reviewing the statements of financial position as outlined above:

- current receivables and prepayments declined in the 2005 financial year by $213 million primarily due to the non-recourse securitisation of a significant portion of Pharmacy's debtor portfolio;
- intangibles predominantly represent goodwill associated with Mayne's historical acquisitions and, to a lesser extent, licences held; and
- net borrowings declined by $171 million in the 2005 financial year primarily as a result of Pharmacy's securitisation program and the generation of operating cash flows after financing and investing activities.

3.3 Capital Structure and Share Price Performance

As at 31 August 2005, Mayne had the following securities on issue:

- 636,266,970 ordinary shares;
- 1,254,000 options over unissued shares at various exercise prices, granted under the Mayne Executive Share Option Scheme;
- US$200 million 2011 Senior Notes outstanding, maturing December 2011; and
- US$291 million 2006 Yankee Bonds outstanding, maturing February 2006.

Included in Mayne's outstanding ordinary shares are shares registered under the following incentive plans for employees and executives:

- the Mayne Employee Share Acquisition Plan;
- the Mayne Employee Share Plan;
- the Mayne Performance Share Plan; and
- the Non-Executive Directors' Share Plan.

As at 29 July 2005 Mayne had approximately 69,667 American Depository Shares on issue, which are represented by American Depository Receipts ("ADRs") representing 348,335 Mayne shares. It is intended that the ADR program will be terminated as soon as practicable following the Demerger.

The top ten shareholders in Mayne as at 31 August 2005 are shown in the table below:

Mayne – Top Ten Shareholders		
	Number of Shares (000s)	% Interest
Westpac Custodian Nominees Limited	105,475	16.6%
J P Morgan Nominees Australia Limited	89,819	14.1%
National Nominees Limited	81,370	12.8%
Citicorp Nominees Pty Limited	16,064	2.5%
Cogent Nominees Pty Limited	13,543	2.1%
ANZ Nominees Limited (Cash Income Account)	13,075	2.1%
RBC Global Services Australia Nominees Pty Limited	12,937	2.0%
Pan Australian Nominees Pty Limited	12,929	2.0%
ANZ Nominees Limited	9,904	1.6%
Westpac Financial Services Ltd	9,456	1.5%
Subtotal – Top ten ordinary shareholders	**364,572**	**57.3%**
Other shareholders	271,695	42.7%
Total ordinary shareholders	**636,267**	**100.0%**

Source: Mayne 2005 Annual Report.

Substantial shareholders with an interest in Mayne ordinary shares greater than 5% as at 31 August 2005 are set out below:

Mayne – Substantial Shareholders		
	Number of Shares (000s)	% Interest
Maple-Brown Abbott	71,864	11.3%
National Australia Bank Limited	50,570	7.9%
Lazard Asset Management Pacific Co	44,025	6.9%
Schroder Investment Management Group	35,669	5.6%
Westpac Banking Corporation	32,072	5.0%

Source: Mayne 2005 Annual Report.

3.4 Share Price History

The share price and history of trading in Mayne ordinary shares on the ASX since January 2000 is set out below:

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Mayne – Ordinary Share Price and Trading History					
	Share Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
Period	High	Low	Close		
2000	6.00	2.87	5.84	7,388	1,684
2001	7.58	4.85	6.88	13,293	2,242
2002	6.96	2.87	3.26	21,413	4,063
2003	3.69	2.58	3.26	13,839	1,984
2004	4.58	2.97	4.26	13,874	1,912
Month ended					
31 January 2005	4.59	4.21	4.59	6,445	1,494
28 February 2005	4.96	3.98	4.02	13,397	2,677
31 March 2005	4.30	3.76	3.86	11,472	2,601
30 April 2005	3.90	3.45	3.49	9,789	2,034
31 May 2005	4.63	3.48	4.63	18,508	2,799
30 June 2005	4.98	4.37	4.74	15,938	2,498
31 July 2005	4.98	4.62	4.89	8,171	1,908
Week ended					
5 August 2005	4.93	4.77	4.79	8,362	1,660
12 August 2005	4.97	4.71	4.91	7,779	1,914
19 August 2005	5.08	4.85	5.00	10,726	1,909
26 August 2005	5.04	4.82	5.01	22,880	2,184
2 September 2005	5.17	4.87	5.04	14,187	2,252
9 September 2005	5.32	4.99	5.28	12,280	2,092
16 September 2005	5.44	5.16	5.39	11,474	2,362

Source: IRESS.

The following graph illustrates share price movements and trading volumes for Mayne ordinary shares since January 2002:


Mayne - Share Price & Trading Volume
1 January 2002 to 16 September 2005
Share Price ($)
Weekly Volume (000's)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan 02
Apr 02
Jul 02
Oct 02
Jan 03
May 03
Aug 03
Nov 03
Feb 04
Jun 04
Sep 04
Dec 04
Mar 05
Jul 05

Source: IRESS.

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The Mayne share price deteriorated significantly in the 2002 calendar year, reflecting a poor earnings performance in the first half of the 2002 financial year, and a number of subsequent profit downgrades in the second half of the 2002 financial year.

Mayne's share price continued to decline during calendar year 2003, falling to a low of $2.58 on 30 May 2003. In the second half of the 2003 calendar year the Mayne share price began to improve, reflecting positive news flow including confirmation that Mayne had completed the sale of its hospitals business. The Mayne share price began to rise again in June 2004, reflecting market expectations that its results for the financial year to June 2004 would provide evidence of a turnaround in the company's profitability. The Mayne share price continued to rise through the second half of the 2004 calendar year after Mayne announced in August 2004 that it expected earnings for the 2004 financial year to materially exceed consensus analysts' forecasts. The share price of Mayne fell in February 2005 following the release of its results for the first half of financial year 2005, which raised analysts' concerns regarding full year earnings forecasts.

On 4 May 2005 Mayne announced a strategic review was being undertaken to assess the merits of a demerger involving separate listings of its pharmaceutical and healthcare businesses. On 17 June 2005, following the review, Mayne subsequently announced that it would proceed with a demerger. The Mayne share price has increased by more than 50% to 21 September 2005 since it announced its strategic review.

The relative performance of Mayne shares against the S&P/ASX 200 Healthcare Index since January 2002 is shown below:


Mayne vs S&P/ASX 200 HealthCare Index
Common Base
1 January 2002 - 16 September 2005
120
100
80
60
40
20
0
Jan 02
Apr 02
Jul 02
Oct 02
Jan 03
Apr 03
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Oct 04
Jan 05
Apr 05
Jul 05
Mayne
S&P/ASX 200 HeathCare Index

Source: IRESS

Mayne's share price underperformed against the S&P/ASX 200 HealthCare Index for the calendar year 2002. Since that period, the Mayne share price has generally tracked the S&P/ASX 200 HealthCare Index, with the exception of the period from February to May 2005, during which the Mayne share price underperformed against the index. Mayne represented 13% of the index on 16 September 2005.

4 Profile of AustCo

4.1 Business Overview

Mayne's Australian healthcare operations consist of the Pathology / Medical Centres, Diagnostic Imaging, Pharmacy and Consumer Products businesses. These businesses will be retained by Mayne, and renamed AustCo, if the Demerger proceeds. The businesses derive almost all of their revenue from Australia, with each business enjoying a leading position in its respective industry.

Mayne's Australian healthcare businesses generated sales of $3.2 billion and EBITA of $153 million in the financial year ended 30 June 2005. The revenue of these businesses, with the exception of the Consumer Products business, is supported by Government healthcare funding programs. Mayne estimates that approximately 85% of the revenue of these businesses is supported by the Australian Federal Government.

AustCo's proposed business structure is illustrated in the following diagram:


Proposed AustCo Business Structure
AustCo
Pathology/Medical Centres
Diagnostic Imaging
Pharmacy
Consumer Products

The sales and EBITA contributions of Mayne's Australian healthcare operations for the financial year to 30 June 2005 are analysed in the graphs below:


AustCo – Sales by Business
Year ended 30 June 2005
5.4%
17.9%
9.0%
67.6%
AustCo – EBITA by Business
Year ended 30 June 2005
14.7%
48.8%
19.4%
17.0%
Pathology / Medical Centres
Diagnostic Imaging
Pharmacy
Consumer Products

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4.2 Profile of Operations

4.2.1 Pathology / Medical Centres

Pathology

Mayne operates Australia's second largest pathology network comprising 76 laboratories and more than 580 licensed collection centres. The total number of pathology episodes completed by Mayne has grown steadily in recent years. For the financial year ended 30 June 2005, Mayne performed more than nine million episodes.

Mayne estimates that it has a 30% market share in private pathology services and that it is the leading non-Government provider of pathology services in Queensland, Victoria, Western Australia and the Northern Territory, and the second largest provider in New South Wales.

Mayne's pathology business consists of:

- Dorevitch Pathology and Gippsland Pathology Services in Victoria;
- Mayne Health Laverty Pathology in New South Wales and the ACT;
- QML Pathology in Queensland; and
- Western Diagnostic Pathology in Western Australia and the Northern Territory.

Pathology is a specialty branch of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of diseases. In Australia, pathology services are provided by public hospitals and private practices. The provision of pathology services is highly regulated. To provide "bulk billing" services, standalone collection centres require licences.

Pathology services are predominantly (approximately 85%) funded by bulk billing and the remainder is funded by private billing. The private market provides 70% of pathology services. The remainder is provided by publicly owned pathology practices, typically operating in hospitals. Industry volume growth is relatively stable at 3-5% per annum. An industry funding agreement with the Federal Government currently caps growth in Government outlays for pathology services at approximately 5% per annum to 2009. Pricing for pathology episodes is largely based on Government reference prices.

The private pathology market is dominated by three main participants, including Mayne, which collectively are estimated to account for over 70% of private pathology services. Mayne's main competitors in the private pathology market are Sonic Healthcare Limited ("Sonic") and Healthscope Limited.

Patients are referred to collection centres or alternatively, General Practitioners ("GPs") collect samples. Mayne's network of couriers collects pathology samples from Mayne collection centres and medical centres of collecting GPs. Mayne operates a fleet of vehicles and employs couriers. Samples are then processed at Mayne's large central laboratories located in each State. Some processing is also conducted at Mayne's smaller laboratories located in major medical centres and hospitals. Mayne also has commercial contracts, runs clinical trials and undertakes some veterinary pathology.

Medical Centres

Mayne operates 49 medical centres located in New South Wales, ACT, Victoria, Queensland and Western Australia. Mayne's medical centres generated 1.94 million consultations for the financial year to 30 June 2005. Profitability tends to be greatest at large practices servicing seven or more GPs.

Industry profitability is strongly linked to Medicare funding with the majority (approximately 75%) of GP revenue received via bulk billing. Private billing of patients has declined recently following a prolonged period of growth, as a result of the introduction of a range of Government

22 SEPTEMBER 2005 7:33 PM

programs to support GP income through higher Medicare rebates. Small practices dominate the GP market with the penetration of 'corporate' GP service providers remaining relatively low (15-20%). Mayne estimates it has 2% of the national market for GP services (by revenue).

Each Mayne medical centre operates as a standalone business with doctors engaging Mayne to provide them with consulting rooms and administrative support services. Mayne does not usually employ GPs directly. The medical centres are supported locally by State offices with many functions centralised at head office. Organic growth is driven by the number of GP consulting hours provided from Mayne centres. Retention and recruitment of GPs is important to maximise available consulting hours from centres. The Australian market for GPs is highly competitive due to a shortage of skilled physicians. Mayne is seeking to build its medical centres together with GPs, by providing GPs with significant autonomy.

The Medical Centres business has seen significant improvement in financial performance over recent years, driven by higher revenue and strong cost management.

Mayne's Pathology and Medical Centres businesses generated revenue of $569 million and EBITA of $82 million for the financial year ended 30 June 2005. The pro forma historical financial results of Mayne's Pathology and Medical Centres businesses are summarised in the table below:

Pathology & Medical Centres – Pro Forma Financial Results ($ millions)

	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Revenue	428	526	569
EBITA	52	68	82
EBITA margin (%)	*12.2%*	*12.9%*	*14.4%*

Source: Explanatory Memorandum.

Revenue and earnings grew strongly in the financial year ended 30 June 2004, primarily as a result of the full year contribution from Mayne's acquisitions of QML Pathology and Gippsland Pathology Services, and to a lesser extent a 3.1% fee increase approved by the Federal Government, which took effect from 1 December 2003. Earnings from Mayne's Medical Centres business also significantly improved during the period.

Revenue grew in the financial year ended 30 June 2005, driven by growth in episodes and a full year contribution from an increase in the average fee per episode. The Pathology business' EBITA margin was increased by a number of business improvement initiatives and cost controls.

Mayne is currently constructing a major pathology laboratory in Queensland which will replace its existing facility and is expected to enable more efficient work flow and enhance the margins of Mayne's Pathology business. Mayne may also pursue the acquisition of additional medical centres to expand its existing network as opportunities emerge.

4.2.2 Diagnostic Imaging

Mayne operates Australia's third largest diagnostic imaging network, with an estimated share of 19% of the Australian market for diagnostic imaging services. Mayne operates more than [120] imaging sites, including centres located in public and private hospitals and standalone centres, in New South Wales, Queensland and Victoria. It performs almost 2.2 million diagnostic examinations annually.

Diagnostic imaging is a branch of medicine which assists in diagnosis and some treatments using a range of high technology imaging modalities including:

- diagnostic radiology – general x-rays, fluoroscopy (bariums), DEXA (bone density), mammography, OPG (dentistry);

- ultrasound;
- computerised tomography ("CT") scanning;
- nuclear medicine; and
- magnetic resonance imaging ("MRI").

Mayne offers all modalities with the exception of positron emission tomography scanning.

Patients are referred to a practice by a GP or specialist. Specialists provide the majority of referrals to imaging centres. However, GPs are becoming an increasingly important source of referrals. Mayne seeks to maintain strong relationships with GPs and specialists. Demand for diagnostic imaging services continues to be stimulated by the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses.

Direct private billing accounts for approximately 60% of total billings for private operators with the remainder Government funded by bulk billing. An industry funding agreement with the Federal Government currently caps growth in Government payments for imaging services at 5% per annum to 2008.

Imaging centres generally operate on a standalone basis and require a highly technical and skilled employee base. Diagnostic imaging is principally undertaken by radiologists and nuclear medicine physicians, who are medical specialists. Regulations govern the operation of imaging sites (including the requirement for a radiologist on site) and the services and amount that can be billed under Medicare. Imaging specialists significantly influence all aspects of the business including winning new work from referring doctors. There is significant demand for imaging specialists across Australia. Technological developments within the diagnostic imaging industry are accelerating, with particular emphasis on CT and MRI, increasing the potential for obsolescence and necessitating large recurring capital expenditure.

Industry consolidation has seen the emergence of three main companies providing imaging services in Australia: Mayne; DCA Group Limited; and Sonic. Mayne has an estimated 19% share of the diagnostic imaging market in Australia excluding public hospitals. Public hospitals also provide a large proportion of imaging services.

Mayne's Diagnostic Imaging business was significantly expanded in 2003 with the acquisition of 10 imaging sites in New South Wales from Pacific Healthcare in February 2003, the acquisition of Queensland Diagnostic Imaging ("QDI") in May 2003, and the acquisition of the specialist Melbourne Ultrasound for Women practice in July 2003. Mayne became a leading provider of diagnostic imaging services in Queensland following the acquisition of QDI.

Mayne's Diagnostic Imaging business generated revenue of $287 million and EBITA of $29 million for the financial year ended 30 June 2005. The pro forma historical financial results of the Diagnostic Imaging business are summarised in the table below:

Diagnostic Imaging – Pro Forma Financial Results ($ millions)

	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	199	276	287
EBITA	25	28	29
EBITA margin (%)	*12.3%*	*10.1%*	*10.0%*

Source: Explanatory Memorandum.

Revenue grew 39% in the financial year ended 30 June 2004, primarily as a result of the full year contribution from Mayne's acquisitions of QDI, the Pacific Healthcare sites, and the acquisition of

Melbourne Ultrasound for Women practice in the first half of the period. Despite the business' strong revenue growth, EBITA was negatively impacted by low industry volume growth, integration costs relating to the acquisition of QDI and an increase in head office costs allocated to Diagnostic Imaging.

Revenue grew in the financial year ended 30 June 2005, driven by an increase in the average fee per examination. The EBITA margin declined marginally, reflecting cost growth during the period.

Mayne's historical acquisition of practices grew revenue but margins declined as businesses were integrated. Mayne's historical Diagnostic Imaging EBITA margins are significantly below those of its peers.

The profitability of individual imaging sites is heavily influenced by location, demographics and the performance of individual specialists. Mayne is seeking to improve its financial performance by increasing the responsibility and accountability of imaging specialists for profitability at individual sites. Mayne has introduced a new imaging specialist incentive model, with the aim of aligning radiologists' interests with those of Mayne, to improve profitability and enhance Mayne's ability to attract and retain specialist staff. Mayne's new imaging specialist incentive model is based on profitability at individual imaging sites, supported by agreed capital investment at each site as well as performance of selected surrounding sites.

4.2.3 Pharmacy

Mayne's Pharmacy business is primarily involved in the provision of wholesale distribution services in Australia to community pharmacies and hospitals for the supply of prescription pharmaceuticals, and a wide range of over-the-counter ("OTC") health and beauty products. Mayne also provides professional services to independent and branded pharmacies, including marketing programs, IT, human resource support and property services and operates two retail pharmacy brands.

The Australian pharmacy industry is strongly regulated by Federal and State Governments. The Federal Government directly subsidises the cost of pharmaceuticals prescribed by medical practitioners under the Pharmaceuticals Benefits Scheme ("PBS") and sets the price of PBS drugs. Pharmacies can only be owned by a pharmacist, with the total number and location limited by State Government regulation. State Government laws also limit the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

The margin received by wholesalers on the majority of prescription products is governed by a series of agreements between the Federal Government and the Pharmacy Guild of Australia, "Pharmacy Guild Agreements". Under the Pharmacy Guild Agreements, pharmacies receive a subsidy from the Federal Government to cover wholesaling costs at the rate of 10% of the price of each PBS medicine to pharmacy. In conjunction with the renegotiation of the Pharmacy Guild Agreements, the Federal Government is currently reviewing this margin, which may result in its reduction. Strong competition between wholesalers exists such that wholesalers typically generate margins which are less than the Government set wholesale margin.

Prescription pharmaceutical products are principally dispensed through a pharmacy via the prescription of a GP or administered in hospitals. The balance of the pharmaceutical market is made up of OTC products that do not require the prescription of a GP. The dispensing of drugs within Australia can only be undertaken by registered pharmacists. Some OTC products are scheduled, requiring pharmacists to oversee the sale to the consumer.

Approximately 90% of Mayne's Pharmacy sales revenue is derived from acting as a wholesaler to community pharmacies. Logistics is a key component of Mayne's Pharmacy business. Mayne delivers products to approximately 2,900 pharmacies, of the estimated 5,000 total pharmacies in Australia, including approximately 490 members of its retail pharmacy brands, from 14 distribution sites across Australia. Most pharmacies have limited stock storage capacity. They rely on receiving products frequently (for most pharmacies twice a day) to trade effectively and on being able to order 'singles' of products to maintain low stock levels.

Mayne also distributes products direct to Australian hospitals or through distribution agreements with major pharmaceutical manufacturers.

Wholesale pharmacy distribution is dominated by three main participants that supply the full range of products funded by the PBS. Mayne, Australian Pharmaceutical Industries Limited and Sigma Company Limited ("Sigma") account for approximately 90% of wholesale pharmacy sales. These three participants are each estimated to have a third of the national pharmacy wholesale market by moving annual turnover. Mayne also competes against other wholesalers with limited product ranges that tend to restrict their distribution to metropolitan areas and bulk deliveries. Competition from the direct supply of generic products to pharmacies is increasing.

Growth in PBS payments was historically around 10% per annum prior to 30 June 2004. In the financial year to 30 June 2005, growth in PBS payments declined to approximately 7% as the Federal Government introduced a number of initiatives to achieve savings, including increasing the prescription co-payment. Sales of generic pharmaceuticals, which are typically (70%) distributed directly to pharmacies, are expected to grow, aided by Government initiatives to encourage the use of generic products. Increased penetration of generic products and other Government initiatives to achieve PBS savings are expected to dampen growth in wholesale distribution. These Government initiatives include the mandating of price reductions of 12.5% on branded pharmaceutical products within a category when generic substitutes are first introduced into that category, from 1 August 2005.

Mayne continues to seek to grow its wholesale revenues through initiatives including further development and expansion of its range of private label products, improving supplier relationships and increasing its penetration in hospitals.

Mayne's two retail brands in Australia target specific customer segments:

- Terry White Chemists® – the premium shopping centre brand comprising 108 large format pharmacies. Terry White Chemists are typically based in shopping centres and offer an extended range in beauty, natural and family health; and
- Chemmart® – the premium community pharmacy brand comprising 194 mid sized strip based stores. Chemmart pharmacies typically offer a restricted front-of-shop range and are focused on health products and services.

Members join brands for marketplace brand presence and operational support. Brands offer a variety of services to assist in operating pharmacies including ranging, buying deals, promotions and catalogues, space management, store operating procedures, business planning assistance, private label program and payroll services. Members pay Mayne ongoing fees for brand membership. Mayne seeks to maximise the volume of products members source from its wholesale business.

Mayne also offers value buying and promotional services to independent pharmacists who are not members of Mayne's brands, through Synergy Operating Systems™. More than 170 independent pharmacies are serviced by business development personnel who provide a range of services and advice in areas of staff recruitment, merchandising, shop-fit, training, retail IT and local promotions.

Mayne and its peers historically provided guarantees of amounts borrowed by pharmacists for the purpose of investing in pharmacies, to promote closer trading relationships with pharmacists. Mayne operates a Pharmacy Guarantee Scheme ("PGS") under which Mayne provides a guarantee to the pharmacist's bank. The PGS is used to support business relationships with pharmacists and support the growth of Mayne's brands by assisting pharmacists seeking to acquire, expand or refit pharmacies. Mayne has entered into arrangements that limit its liability to approximately 10% of the guarantees outstanding. Mayne reduced its PGS exposure from $66 million to $49 million in the year to 30 June 2005.

Mayne established a debtor securitisation program in February 2005 to manage intra-month volatility in Mayne's working capital and minimise the capital employed in the Pharmacy business. Pharmacy related trade receivables are sold on a weekly basis to a third party trustee, which contracts with Mayne to collect the receivables. At 30 June 2005 Mayne had net securitised debtors of $184 million.

Mayne's Pharmacy business generated revenue of $2.1 billion and EBITA of $32 million in the financial year to 30 June 2005. The pro forma historical financial results of Mayne's Pharmacy business are summarised in the table below:

Pharmacy – Pro Forma Financial Results ($ millions)			
	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	1,943	2,069	2,148
EBITA	42	38	32
EBITA margin (%)	*2.2%*	*1.8%*	*1.5%*

Source: Explanatory Memorandum.

Revenue growth of the Pharmacy business has historically been driven by growth in hospital distribution revenue. In the financial year to 30 June 2005, revenue growth slowed due to low growth in sales to pharmacies resulting from a decrease in Mayne's willingness to guarantee pharmacy debt under the PGS, a focus by Mayne on ensuring customer relationships were profitable, an increasing trend for generic pharmaceuticals to be sold directly to pharmacists and a substantial decline in the growth rate of PBS prescriptions following the 1 January 2005 co-payment increases. EBITA declined during the period driven by competitive pressures, lower volumes and supply issues with private label products.

EBITA declined during the financial year to 30 June 2004 as Mayne competed against aggressive and opportunistic pricing by competitors, during the period when Mayne was evaluating offers by third parties to buy its Pharmacy business.

Mayne's Pharmacy business is focused on cost containment and efficient capital management, given the expected dampening of industry growth. Mayne intends to continue to rationalise its range of products, expand its brands and seek improvement in working capital management.

4.2.4 Consumer Products

Mayne's Consumer Products business manufactures and distributes consumer health products that do not require a prescription. Consumer health products include nutriceuticals and niche OTC products, which are largely sold through supermarkets, pharmacies, health food stores, wholesalers and direct mail channels. The Australian market for nutriceuticals, comprising vitamin, mineral and herbal supplements, is estimated at $0.9-1.0 billion per annum. Nutriceuticals are discretionary purchases, whilst OTC products tend to be more non-discretionary.

Mayne is the leading provider of nutriceuticals in Australia and has a market share of approximately 25% in the combined pharmacy and grocery channels. Key competitors are Blackmores Limited, with an estimated 20% market share. In addition, there are many small competitors in the industry including Herron Pharmaceuticals Pty Limited (a subsidiary of Sigma).

Mayne seeks to concentrate on those products with a strong therapeutic effect. Mayne's consumer products brands include Natures Own™, Bio-Organics™, Golden Glow® and Cenovis®. Mayne acquired the Hilton Healthstream business from Sigma in April 2005, which expanded Mayne's product range and significantly enhanced its presence in the direct to consumer market.

Industry sales fell dramatically following the revocation of the manufacturing licence of Pan and nutriceutical products in Australia. The Pan recall generated significant consumer scepticism as to the quality of nutriceuticals. Nonetheless, the nutriceutical market has recently experienced strong growth, supported by growing consumer confidence and to a lesser extent, GP focus on prevention and wellness. Mayne estimates that medium term industry growth will be approximately 6-8% per annum.

The regulatory environment for nutriceuticals has become more stringent following the Pan recall. The Australian consumer health products market is regulated by the TGA. Nutriceuticals may be either registered or listed in the Australian Register of Therapeutic Goods depending on their composition and intended use. Products are required to be manufactured in compliance with the Australian Code of Good Manufacturing Practices ("cGMP"). The cGMP encompasses all aspects of the production process, including validation and record keeping.

Mayne manufactures approximately 80% of its consumer products at its manufacturing facility in Virginia, Queensland. Mayne increased its level of in-house manufacturing from around 50% in early 2003 to maximise its self sufficiency in production, following the Pan recall. Mayne's externally manufactured nutriceuticals are mainly soft gel products, for which Mayne believes there is significant manufacturing capacity domestically and globally, such that it is not currently economic to manufacture in-house. The Consumer Products business also manufactures OTC products at the manufacturing facility of Mayne's pharmaceutical business in Salisbury, South Australia. Mayne undertakes some limited contract manufacturing.

Mayne's sales are predominantly within Australia, with some sales in New Zealand, Asia and the Middle East. Mayne distributes both nutriceutical and OTC products through three channels:

- direct supply to pharmacy and health food stores;
- wholesale supply to grocery and pharmacy wholesalers; and
- direct mail to consumers using Australia Post.

Mayne consumer products are warehoused and distributed from six sites nationally.

Mayne shifted the focus of its Consumer Products business from broad consumer brands to focus on consumer health products in the financial year to 30 June 2003. This resulted in the sale of Mayne's personal wash business and closure of its sunscreen business during the financial year to 30 June 2003. Following the Pan recall Mayne reduced its consumer product range by approximately 50% to focus on those products generating the greatest earnings.

Mayne's Consumer Products business generated revenue of $171 million and EBITA of $25 million in the financial year ended 30 June 2005. Nutriceuticals contributed 89% of revenue, while OTC products contributed 11% for the period. The pro forma historical financial results of Mayne's Consumer Products business are summarised in the table below:

Consumer Products – Pro Forma Financial Results ($ millions)

	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	157	146	171
EBITA	6	16	25
EBITA margin (%)	*4.1%*	*10.8%*	*14.5%*

Source: Explanatory Memorandum.

Revenue declined in the financial year ended 30 June 2004, largely due to the impact of the Pan recall in the last quarter of the previous financial year, and to a lesser extent the reduction in Mayne's SKUs offered. EBITA improved significantly during the period, reflecting cost savings, a reduced product portfolio focused on profitable SKUs and the introduction of a select range of Mayne's products into supermarkets.

Revenue grew in the financial year ended 30 June 2005, driven by strong sales in Mayne's key nutriceuticals brands, supported by a consumer directed advertising campaign. The EBITA margin was improved during the period by stronger sales and economies of scale from higher manufacturing volumes.

Mayne's marketing strategy in consumer products is focused on growing the industry and driving organic growth through promoting an awareness and motivation for individuals to look after their health. Non-organic growth opportunities in consumer products may include expansion into overseas markets, acquisitions of existing businesses and the launch of new products.

4.3 Financial Performance

The historical pro forma financial performance of the businesses that will comprise AustCo for the 2003, 2004 and 2005 financial years are summarised below:

AustCo – Pro Forma Financial Performance ($ millions)

	Year ended 30 June			
	2003 actual AGAAP	2004 actual AGAAP	2005 actual AGAAP	2005 actual AIFRS
Sales Revenue				
Pathology & Medical Centres	428	526	569	569
Diagnostic Imaging	199	276	287	287
Consumer Products	157	146	171	171
Pharmacy	1,943	2,069	2,148	2,148
Unallocated	5	2	1	1
Sales Revenue	**2,732**	**3,019**	**3,176**	**3,176**
EBITDA	**143**	**179**	**197**	**204**
Depreciation	(31)	(40)	(44)	(44)
EBITA				
Pathology & Medical Centres	52	68	82	
Diagnostic Imaging	25	28	29	
Consumer Products	6	16	25	
Pharmacy	42	38	32	
Corporate costs	(13)	(11)	(15)	
EBITA	**112**	**139**	**153**	**160**
Amortisation	(38)	(38)	(41)	(4)
EBIT	**74**	**101**	**112**	**156**

Source: Explanatory Memorandum.

The pro forma historical financial information has been adjusted to reflect the assets and entities that will comprise AustCo, to exclude material discontinued activities and the impact of certain non-recurring items in the results for the period presented, and to include the costs necessary for the demerged business to operate as a separate business from Mayne Pharma.

Detailed pro forma financial information for AustCo is set out in Section 4.9 and Section 11 of the Explanatory Memorandum.

4.4 Taxation and Dividends

The level of future dividend payments by AustCo will be a matter for the Board of AustCo depending on financial and other circumstances at the time. Mayne has indicated that it expects that AustCo will distribute around 50-60% of net profit after tax (under AIFRS) as dividends to shareholders. AustCo intends to pay an interim dividend of 3.5 cents in respect of the six months

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ending 31 December 2005 and a final dividend in accordance with its dividend policy for the six months ending 30 June 2006. The payment of both these dividends is subject to any restrictions arising from the accounting treatment of the Demerger, and the impact of incurring one-off transaction costs associated with the Demerger.

AustCo will retain Mayne's carried forward revenue tax losses of $115 million and carried forward capital losses of approximately $620 million at 30 June 2005. The revenue tax losses are expected to continue to be used against AustCo's taxable income. The divestment of the pharmaceuticals business will reduce AustCo's ability to recoup these losses. AustCo's dividends will be partially franked until the tax losses are utilised. However, as almost all of AustCo's taxable income will be generated in Australia, Mayne expects Aust Co to be able to provide fully franked dividends in the medium to long term.

4.5 Financial Position

The pro forma statement of financial position of AustCo as at 30 June 2005 (under AGAAP and AIFRS) are summarised below:

AustCo – Pro Forma Financial Position ($ millions)		
	As at 30 June 2005	
	pro forma AGAAP	pro forma AIFRS
Current debtors	255	255
Inventories	230	230
Current creditors	(518)	(518)
Current tax liabilities	(25)	(25)
Net working capital	**(58)**	**(58)**
Property plant and equipment	244	237
Intangibles	1,016	1,063
Deferred income tax	38	38
Provisions	(158)	(160)
Net other assets/(liabilities)	27	27
Capital employed	**1,109**	**1,147**
Cash	83	83
Borrowings	(392)	(396)
Net cash/(borrowings)	**(309)**	**(313)**
Net assets	**800**	**834**
Outside equity interests	(4)	4
Shareholders' equity attributable to members of AustCo	**796**	**830**
Statistics		
Net tangible assets ("NTA") per share	*(0.34)*	*(0.36)*
Gearing (net borrowings/(shareholders' equity plus net borrowings))	*27.9%*	*27.3%*

Source: Explanatory Memorandum.

The pro forma financial position of AustCo has been prepared on the basis that the Demerger had occurred on 30 June 2005. In analysing the pro forma financial position of AustCo, the following should be noted:

- the pro forma statements have been adjusted to exclude the assets and liabilities of Mayne Pharma; and
- pro forma adjustments have also been made to reflect the proposed debt structure of AustCo following the Demerger, a cash contribution to Mayne Pharma, the capital reduction that will occur as a consequence of the Demerger and transaction costs associated with the Demerger.

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A detailed description of the assumptions and adjustments incorporated in the pro forma financial position of AustCo is set out in Section 4.9 of the Explanatory Memorandum.

4.6 Capital Structure

AustCo will initially retain Mayne's existing net debt. AustCo is expected to have net debt of approximately $450 million at the time of the Demerger. However, the actual net debt of AustCo will be dependent on the actual cash flows of Mayne during the period 30 June 2005 and the effective date of the Demerger.

In order to effect the Demerger, Mayne will amend and restructure its existing $500 million bank facility. Mayne has received commitments for a $650 million facility for AustCo which will become available for drawdown upon implementation of the Demerger. Mayne intends to repurchase the 2011 Senior Notes through a combination of internally generated cash flows, cash on hand and the existing $500 million bank facility. AustCo will assume liability for repayment of the 2006 Yankee Bonds in February 2006. The outstanding bonds will be refinanced in a combination of internally generated cash flows, cash on hand and AustCo's $650 million bank facility.

4.7 Directors and Senior Management

The AustCo Board is proposed to consist of executive director Mr Robert Cooke (Group Managing Director and Chief Executive Officer) and four non-executive directors: Mr Paul McClintock (Chairman); Ms Carolyn Kay, Dr Ian Blackburne and Mr James Hall.

The management team is proposed to comprise:

- Mr John Hickey, Chief Financial Officer;
- Mr Neil Rodaway, Group General Manager, Diagnostic Services;
- Mr David Cranwell, Group General Manager, Pharmacy; and
- Mr Rob Barnes, General Manager, Consumer Products.

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5 Profile of Mayne Pharma

5.1 Business Overview

If the Demerger proceeds, Mayne's pharmaceutical business will be owned by a separately listed entity, Mayne Pharma. Mayne's pharmaceutical business is referred to in this Section as Mayne Pharma. Mayne Pharma is focused on the research, development, manufacture and sale of specialty pharmaceuticals with an emphasis on generic, injectable oncology treatments and related therapeutic areas such as pain management and anti-infectives. Mayne Pharma has a direct presence in 23 countries and indirect distribution in a further 44 countries and employs approximately 2,000 employees globally. Mayne Pharma generated revenue of $687 million and EBITA of $111 million in the financial year to 30 June 2005. Oncology products contributed more than 50% of Mayne Pharma's revenues for the period.

Mayne Pharma operates in Europe, the Middle East, Africa, Asia Pacific and the Americas and has a market leadership position in injectable generic oncology medicines in Australia, Canada and the United Kingdom. Mayne Pharma's activities are highly regulated in each of its markets.

Generic pharmaceuticals are copies of branded pharmaceutical products with bioequivalence, meaning that they contain the same active ingredients and deliver the same amount of medication into the body within the same timeframe. Generic products take less time to develop than the original branded products and are typically sold at lower prices. The approval process for generic pharmaceuticals is less time consuming and expensive than for branded products. Growth in generic pharmaceuticals has historically outpaced growth in branded pharmaceuticals in most countries.

Pharmaceuticals are classified as commodity generics, branded generics and proprietary (branded) products. The market for commodity generics, which tend to be relatively easy to develop and manufacture, is generally highly competitive and characterised by rapid price erosion and low margins. The market for branded generics, which are packaged and marketed under a brand name, is less competitive, with a longer life cycle and higher margins. Specialty products, which are proprietary products that are usually patent protected and have limited or no generic competition, enjoy higher margins and a relatively long life cycle. Mayne Pharma's portfolio includes a broad range of generic products. In recent years Mayne Pharma has increased its presence in branded generics and its in-licensing of proprietary products. Mayne Pharma intends to increase its focus on proprietary products through in-licencing.

The level of generic penetration varies significantly across the world and is highest in the United States, Germany and the United Kingdom. Global growth in generic pharmaceuticals is forecast to be 12.5% per annum to 2008[4]. Generic manufacturers largely compete on price, but the size of the manufacturer's portfolio is also important for both the wholesaler and hospital pharmacy relationships. The substitution of branded products with generic products is driven globally by:

- pressure from Governments and third party payers to contain health costs;
- increased acceptance of generic pharmaceuticals by healthcare professionals and consumers; and
- the number of patented pharmaceuticals that have come off patent.

The market for injectable generic pharmaceuticals was estimated at US$8-9 billion for the 2004 calendar year. Competition in the injectable generics market has historically been less than in the oral generics market, reflecting significant barriers to entry for injectable generics. The manufacture of injectable generic pharmaceuticals is more complex than the manufacture of oral generics, reflecting the safeguards required for drugs that are introduced directly into the the bloodstream. The manufacturing of cytotoxic oncology drugs (poisonous drugs used in chemotherapy treatments) requires particular expertise.

---

[4] Datamonitor, Global Generics Guide, 2nd edition, November 2003.

Mayne Pharma has enhanced its global position in injectable, acute care pharmaceuticals through a number of acquisitions in recent years, including the acquisition of:

- the rights to sell and market the oncology drug paclitaxel in North America from Abbott Laboratories in September 2003;
- the paclitaxel Active Pharmaceutical Ingredients ("API") business from Napro Biotherapeutics Inc., in Colorado in December 2003;
- the MVI® (injectable multivitamins) and Aquasol product ranges from aaiPharma Inc in May 2004;
- the specialist injectable contract manufacturing business Wasserburger Arznemittelwerk Dr. Madaus GmbH ("Wasserburger"), in Germany in May 2004;
- a leading Spanish specialist hospital generic pharmaceutical distribution businesses from Laboratorios Farmacéuticos ROVI SA in December 2004;
- the Intra-Tech Healthcare Limited aseptic manufacturing service in the United Kingdom in June 2005;
- the pharmaceutical sales company Onkoworks Gesellschaft für Hestellung und Vertrieb onkologischer Spezialpräparate GmbH ("Onkoworks"), focused on generic oncology drugs in Germany in June 2005; and
- the Italian generic pharmaceutical businesses, PHT Pharma Srl and Biologici Italia Laboratories, in June and August 2005, respectively.

These acquisitions enhanced Mayne Pharma's manufacturing capabilities and significantly added to its injectable oncology and acute care portfolio of products. Following these acquisitions Mayne Pharma became the number two producer of paclitaxel globally.

Mayne Pharma's key products include:

- paclitaxel, a key drug for the treatment of ovarian, breast and non-small cell lung cancer;
- pamidronate, a key oncology drug;
- carboplatin, a key oncology drug;
- fluconazole, used in the treatment of systemic fungal infections; and
- MVI®, injectable multivitamins to provide nutrition to patients unable to feed orally.

Mayne Pharma's top 10 products (by sales) generated more than 55% of its revenue for the financial year to 30 June 2005. The earnings of generic pharmaceutical companies are typically volatile, reflecting the unpredictable nature of litigation relating to the intellectual property associated with generic products and the timing of regulatory approvals.

Mayne Pharma operates United States Food and Drug Administration ("USFDA") approved injectable manufacturing facilities in each of its core regions: Aguadilla, Puerto Rico and Boulder, Colorado in the United States; Mulgrave, Victoria in Australia; and Wasserburg, Bavaria in Germany. The significant majority of Mayne Pharma's products by sales value are manufactured in Mulgrave.

Mayne Pharma sources API from third parties, with the exception of paclitaxel API. API accounts for a significant proportion of total product cost. A small component, less than 15% of revenues, of Mayne Pharma's manufacturing activities involve contract manufacturing for third parties.

Mayne Pharma entered into a joint venture with Indian pharmaceuticals company, Cadila Healthcare Limited, a member of the Zydus Cadila Group, in May 2005 to build, own and operate a cytotoxic API manufacturing facility in India. The facility is expected to commence manufacturing products in the financial year ending 30 June 2008. The creation of in-house API development and processing capabilities in a low cost environment has the potential to bring significant financial benefits.

Mayne Pharma operates a small specialist oral pharmaceutical business. Oral pharmaceutical sales represent less than 10% of total sales. Mayne Pharma manufactures and sells four oral pharmaceutical products: Doryx (anti-infective/acne); Astrix (pain); Eryc (pain); and Kapanol (pain). Doryx, an antibiotic used in the treatment of acne, contributes a large proportion of Mayne Pharma's oral sales.

The major distribution channels for Mayne Pharma's injectable products are via hospitals and clinics as well as distributors, group purchasing organisations and Governments through tender processes. Mayne Pharma also sells a limited range of predominantly oral products through pharmacies. Retail distributed products are dominated by drugs that are orally administered.

Mayne Pharma employs more than 130 research and development professionals globally. Mayne Pharma's research activities seek to develop generic products that have one or more characteristics that make it difficult for competitors to develop competing products. Research and development was historically almost entirely conducted at Mayne Pharma's facility in Mulgrave, Victoria. Mayne Pharma's research and development activities are becoming increasingly diversified into related areas such as anti-infective and pain management when compared to Mayne Pharma's historical focus on oncology drugs. Mayne Pharma established relationships with research and development partners in low-cost and generic-friendly environments, such as India, during the financial year to 30 June 2005.

In recent years, Mayne Pharma has also entered into a number of product in-licencing agreements involving the sale of products under license from third parties, to expand its product portfolio, including an in-licencing agreement with IVAX Corporation, Inc. ("IVAX") for the manufacture, marketing and distribution of Paxene® (a brand of alternative paclitaxel drug) in Europe.

Speed to market is important to maximise financial returns for generic product manufacturers. Mayne Pharma's objective is to launch generic versions of products before its competitors, as prices for generic pharmaceuticals typically decline quickly once a patent expires and competing generic products are released. Returns are generally maximised by being first to market. This requires timely research and development together with alignment of API sourcing, manufacturing capability, product licensing and distribution.

Pharmaceutical companies are becoming increasingly aggressive in litigating against generic entry. Product launches are sometimes subject to legal challenges by branded pharmaceutical companies and generic manufacturers are often involved in lengthy litigation against brand name pharmaceutical companies. Branded pharmaceutical and generic competitors typically employ a number of tactics to delay the entry of new generic competitors, including patent extensions. Mayne Pharma has expertise in bringing products to market in a timely and efficient manner by devising smart regulatory approaches in the registration of generics. Mayne Pharma employs a team of approximately 130 regulatory specialists globally to manage the complex regulations associated with generic pharmaceuticals.

Mayne Pharma is currently engaged in litigation with respect to the anaesthetic product propofol. At any point in time Mayne Pharma may be involved in various litigation matters related to products it is developing.

5.2 Profile of Operations

Mayne Pharma operates globally and divides its operations into three regions: Europe, Middle East and Africa; Asia Pacific; and the Americas.

Mayne Pharma has sought in recent years to expand its operations geographically. Mayne Pharma expects to focus its geographic expansion efforts on deepening its presence in the United States, Canada and Western Europe and potentially entering new markets in Eastern Europe and Asia. Mayne Pharma has a direct presence in each of the five largest pharmaceutical markets in Europe.

22 SEPTEMBER 2005 7:33 PM

The composition by region of Mayne Pharma's pro forma revenue and EBITA before corporate costs for the three financial years to 30 June 2005 is summarised in the graphs below:


Mayne Pharma
Pro Forma Revenue by Region
$ million
800
700
600
500
400
300
200
100
128
162
115
192
156
205
2003
2004
2005
EMEA Asia Pacific Americas
Mayne Pharma
Pro Forma EBITA by Region
$ million
140
120
100
80
60
40
20
16
43
16
40
21
2003
2004
2005
EMEA Asia Pacific Americas

Source: Explanatory Memorandum.

5.2.1 Europe, Middle East & Africa

Mayne Pharma is a leading manufacturer and distributor of injectable generics in Europe and the United Kingdom and employs approximately 590 people. Mayne Pharma is estimated to be the leader in injectable generic drugs in the United Kingdom and continental Europe. Mayne Pharma also has a direct presence in the Middle East and distribution arrangements in a further 15 Middle East countries. Mayne Pharma currently distributes more than 75 products in Europe and the United Kingdom. Contract manufacturing is conducted from Mayne Pharma's manufacturing facility in Wasserburg, Germany.

Europe, Middle East and Africa ("EMEA") operations contributed approximately 47% of Mayne Pharma's revenue and approximately 54% of Mayne Pharma's EBITA in the financial year to 30 June 2005.

Mayne Pharma has significantly expanded its geographic presence and product range since the Faulding acquisition. Through internal development and in-licensing activities Mayne Pharma has increased the number of products marketed in EMEA from 53 to 75 molecules in the period from June 2002 to June 2005. Mayne Pharma's EMEA product portfolio is focused on oncology, which accounted for approximately 70% of its revenue for the financial year to 30 June 2005.

Demand by United Kingdom and European Governments for measures to reduce health spending has promoted significant growth in generic pharmaceutical sales in the United Kingdom and Europe in recent years. Germany and the United Kingdom are relatively mature markets for generic pharmaceuticals. Penetration rates of generic pharmaceuticals in Europe, outside the United Kingdom and Germany, are significantly less than for the United States, and as a consequence the European market for generic pharmaceuticals is expected to grow strongly.

In Europe, evaluation of drugs is overseen by the European Agency for Evaluation of Medicinal Products. Typically timing for the approval of generic pharmaceuticals is 15-24 months.

Mayne Pharma's manufacturing facility in Wasserburg, Germany also provides additional manufacturing capacity to support Mayne Pharma's global business.

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The pro forma historical financial results of Mayne Pharma's EMEA business are summarised in the table below:

EMEA – Pro Forma Financial Results ($ millions)			
	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	176	203	326
EBITA	36	42	69
EBITA margin (%)	*20.8%*	*20.9%*	*21.1%*

Source: Explanatory Memorandum.

Revenue grew 15% in the financial year ended 30 June 2004, through geographic expansion into Germany and the Nordic region as well as a strong contribution from the oncology drug pamidronate across the region. EBITA was driven by revenue growth and contributions from the Wasserburger acquisition and the Paxene® in-licensing arrangement with IVAX in Western Europe.

Revenue grew 60% in the financial year ended 30 June 2005, due to the full period contribution of Paxene® across Europe, the full year contribution of the Wasserburger contract manufacturing business and the contribution of acquisitions made during the period. EBITA growth was primarily due to an increased earnings contribution from Paxene®.

5.2.2 Asia Pacific

Mayne Pharma is the market leader in the manufacture and distribution of injectable generic pharmaceuticals in Australia and has established positions in several Asian markets including Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China. Mayne Pharma has entered into agreements with Indian companies for the research, development and manufacturing of products for export to Europe and the United States.

Mayne Pharma currently distributes over 120 molecules in the Asia Pacific region. Sales of generic products in Australia currently account for the majority of Mayne Pharma's sales in the region. Approximately 1,150 people are employed in the Asia Pacific region, predominantly in Australia.

All generic pharmaceuticals require registration in Australia under the TGA to ensure that the quality, safety and efficacy of the products meet Australian standards. Manufacturers of TGA registered goods must have manufacturing processes that comply with the principles of cGMP. Mayne Pharma's focus in Australia is on injectable products which are generally sold to public hospitals through tender contracts, and are therefore less dependent on the PBS reference price.

Product manufacturing is conducted from Mayne Pharma's principal manufacturing facility in Mulgrave, Victoria. Some contract manufacturing is also undertaken in Australia. At present the site is the central manufacturing asset for the business. Mulgrave's importance as a manufacturer is expected to decrease as new manufacturing investments and business activities increase globally. Mayne Pharma is currently constructing a $50 million oncology manufacturing facility at its site in Mulgrave, Victoria, to meet demand for its products and its product pipeline.

Mayne Pharma's oral product manufacturing facility is located in Salisbury, South Australia. The Salisbury site's primary role is as a contract manufacturer. The site has significant capacity for a number of different oral pharmaceutical products.

Mayne Pharma's Asia Pacific operations contributed approximately 30% of Mayne Pharma's revenue and 29% of EBITA in the financial year to 30 June 2005. More than 40% of Mayne Pharma's sales in Australia were for branded generics and specialty products, with the remainder for commodity products. Sales in Australia are 75% to hospitals, with the balance principally to hospital pharmacies. The pro forma historical financial results of Mayne Pharma's Asia Pacific business are summarised in the table below:

Asia Pacific – Pro Forma Financial Results ($ millions)			
	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	162	192	205
EBITA	43	40	37
EBITA margin (%)	*26.4%*	*21.0%*	*17.9%*

Source: Explanatory Memorandum.

Revenue grew 19% in the financial year ended 30 June 2004, primarily from underlying growth in Australia and New Zealand and stronger sales as parts of the region recovered from the outbreak of severe acute respiratory disorder. Mayne Pharma launched four new products during the period which assisted growth. EBITA declined during the period, primarily due to industrial action at the Mulgrave manufacturing facility.

Revenue grew moderately in the financial year ended 30 June 2005, from organic growth of existing products in Australia and New Zealand and increased oral export sales. EBITA declined primarily as a result of an extended shutdown at Mayne Pharma's Mulgrave manufacturing facility to undertake additional maintenance and improve the site's efficiency.

5.2.3 Americas

Mayne Pharma is developing a growing presence in the Americas and is estimated to have the fourth largest market share for injectable generic oncology medicines in the United States and the second largest market share for injectable generics in Canada. A majority of Mayne Pharma's Americas revenue is derived from commodity generics, with an emphasis on oncology. Mayne Pharma employs approximately 330 people in the Americas. Operations in Mexico and Brazil were discontinued in the financial year ended 30 June 2005.

Mayne Pharma's historical growth into the United States and continental Europe was driven by the launch of pamidronate and the subsequent acquisition of paclitaxel. Mayne Pharma expanded its portfolio in the United States to 50 molecules in the financial year to 30 June 2005, nearly twice the number distributed in the financial year to 30 June 2002.

Mayne Pharma's key products in the Americas are pamidronate, paclitaxel, carboplatin and fluconazole. Mayne Pharma estimates that approximately 60% of its United States sales for the financial year ended 30 June 2005 were to hospitals and 24% to clinics, with the remainder supplied to other care sites and doctors.

The United States generic pharmaceuticals market is the largest in the world, accounting for approximately half of the global market. Generic drugs have a greater degree of penetration in the United States than in any other pharmaceutical market in the world. The market for generics in the United States was forecast to grow at 13.5% per annum between 2002 and 2008[5]. The United States market for generics is particularly competitive. Therefore, the price erosion of key generic drugs tends to be high.

The USFDA requires that generic pharmaceutical manufacturing operations of both generic pharmaceuticals companies based in the United States and companies that export to the United States, comply with United States Code of Federal Regulations current Good Manufacturing Practices. In the United States, marketing of new generic drugs must also be approved by the USFDA. Typical timing for obtaining USFDA approval is 12-24 months. Product approval is only given when patent issues are resolved by court.

[5] Datamonitor, Global Generics Guide, 2nd edition, November 2003.

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Mayne Pharma manufactures products in sites at Aguadilla, Puerto Rico, and Boulder, Colorado. Boulder's primary role is to supply paclitaxel API for conversion at the Mulgrave plant. Aguadilla supports the United States domestic business with 9 molecules and around 25 presentations of non-cytotoxic finished product. The Aguadilla site is currently undergoing a significant compliance and capacity upgrade. Aguadilla is expected to return to commercial operation in mid 2006.

Mayne Pharma's Americas operations contributed approximately 23% of Mayne Pharma's revenue and 16% of EBITA in the financial year to 30 June 2005. The pro forma historical financial results for Mayne Pharma' Americas business are summarised in the table below:

Americas – Pro Forma Financial Results ($ millions)			
	Year ended 30 June		
	2003 actual	2004 actual	2005 actual
Sales revenue	128	115	156
EBITA	16	16	21
EBITA margin (%)	*12.3%*	*13.5%*	*13.3%*

Source: Explanatory Memorandum.

Revenue of the Mayne Pharma business in the Americas declined in the financial year ended 30 June 2004, as a result of lower pricing for pamidronate and the appreciation of the Australian dollar during the period. EBITA declined largely as a result of significant price erosion of some of Mayne Pharma's key products, in particular, pamidronate and paclitaxel.

Revenue grew 36% in the financial year ended 30 June 2005, from full period contributions of the MVI® and United States paclitaxel acquisitions and the launch of fluconazole and carboplatin in the United States. EBITA growth was primarily due to the contributions from acquisitions undertaken in the previous financial year and the launch of fluconazole and carboplatin.

5.3 Financial Performance

The historical pro forma financial performance of Mayne Pharma for the 2003, 2004 and 2005 financial years are summarised below:

DRAFT

Mayne Pharma – Pro Forma Financial Performance ($ millions)				
	Year ended 30 June			
	2003 actual AGAAP	2004 actual AGAAP	2005 actual AGAAP	2005 actual AIFRS
Sales Revenue				
EMEA	176	203	326	326
Asia Pacific	162	192	205	205
Americas	128	115	156	156
Sales Revenue	***466***	***510***	***687***	***687***
EBITDA	**95**	**99**	**128**	**134**
Depreciation	(14)	(16)	(20)	(20)
EBITA				
EMEA	36	42	69	
Asia Pacific	43	40	37	
Americas	16	16	21	
Corporate costs	(14)	(15)	(19)	
EBITA	**81**	**83**	**108**	**114**
Amortisation	(37)	(41)	(62)	(24)
EBIT	**44**	**42**	**46**	**90**

Source: Explanatory Memorandum.

5.4 Dividends

The level of future dividend payments by Mayne Pharma will be a matter for the Board of Mayne Pharma depending on financial and other circumstances at the time. Mayne Pharma is expected to distribute up to 20% of net profit after tax (under AIFRS) as dividends to shareholders. Mayne Pharma does not intend to pay a dividend for the six months ending 31 December 2005. Based on current projections, Mayne Pharma is expected to be able to pay dividends commencing for the six months ending 30 June 2006.

Mayne Pharma is expected to frank its dividends to the extent possible. Mayne expects Mayne Pharma's dividends will be fully franked in the medium term, despite generating significant earnings offshore.

5.5 Financial Position

The pro forma statements of financial position of Mayne Pharma as at 30 June 2005 (under AGAAP and AIFRS), are summarised below:

DRAFT

22 SEPTEMBER 2005 7:33 PM

Mayne Pharma – Pro Forma Financial Position ($ millions)	As at 30 June 2005	
	actual AGAAP	actual AIFRS
Current debtors	204	204
Inventories	191	191
Current creditors	(122)	(122)
Current tax liabilities	(7)	(7)
Net working capital	**266**	**266**
Property plant and equipment	297	280
Intangibles	1,115	1,176
Deferred income tax	29	16
Provisions	(91)	(92)
Net other assets/(liabilities)	20	20
Capital employed	**1,636**	**1,666**
Cash	45	45
Borrowings	(20)	(20)
Net cash/(borrowings)	**25**	**25**
Shareholders' equity attributable to members of Mayne Pharma	**1,661**	**1,691**
Statistics		
Net tangible assets ("NTA") per share	*$0.86*	*$0.81*
Gearing (net borrowings/(shareholders' equity plus net borrowings))	*(1.5%)*	*(1.5%)*

Source: Explanatory Memorandum.

The pro forma financial position of Mayne Pharma has been prepared on the basis that the Demerger had occurred on 30 June 2005. Pro forma adjustments have been made to reflect the proposed debt structure of Mayne Pharma following the Demerger, the acquisition of Faulding's oral pharmaceutical business at fair value, the subscription of new share capital in Mayne Pharma and transaction costs associated with the Demerger.

Details of the assumptions and adjustments incorporated in the pro forma financial position of Mayne Pharma are set out in Section 3.8 of the Explanatory Memorandum.

5.6 Capital Structure

Mayne Pharma will have issued capital of approximately 640 million fully paid ordinary shares immediately following the Demerger. These shares will initially be held by Mayne shareholders in the same proportion as they hold Mayne shares. Substantial shareholders of Mayne will initially become substantial shareholders of Mayne Pharma.

Prior to the effective date of the Demerger, Mayne will contribute to Mayne Pharma a cash amount representing the aggregate of the net external debt of Mayne Pharma as at 30 June 2005, the estimated cash flows for the Mayne Pharma business between 30 June 2005 and the effective date of the Demerger, and certain costs associated with the Demerger that will be borne by Mayne Pharma. This payment is intended to ensure that Mayne Pharma will have net cash of $25 million upon implementation of the Demerger. To the extent that net cash flows of Mayne Pharma during this period are lower than expected, Mayne Pharma will be demerged with a net cash amount greater than $25 million, whilst Mayne Pharma will be demerged with a net cash position less than $25 million if net cash flows during this period are higher than expected.

Mayne Pharma has received commitments for new banking facilities of $225 million, available for drawdown upon implementation of the Demerger. The new facility will be a multi-currency, multi-borrower banking facility with a three year revolving cash advance.

5.7 Directors and Senior Management

The Mayne Pharma Board is proposed to comprise executive director Dr Thierry Soursac (Managing Director and Chief Executive Officer) and four non-executive directors: Mr Peter Willcox (Chairman); Mr Rowan Russell; Dr John Sime; and Dr Nora Scheinkestel.

The management team is proposed to comprise:

- Mr Peter Jenkins, Chief Development Officer;
- Mr Paul Binfield, Chief Financial Officer;
- Mr Scott Richards, President, Global Commercial Operations;
- Mr Peter Fleming, Chief Information Officer;
- Mr Jeff Pearce, Group General Manager, Personnel;
- Mr Michael Rutkowski, Vice President, Global Technical Operations; and
- Mr John Johnson, Vice President, Quality Assurance / Quality Compliance.

DRAFT

22 SEPTEMBER 2005 7:33 PM

6 Background on Demergers

6.1 Rationale

A "demerger" is generally defined as a pro-rata transfer of shares in a wholly owned subsidiary to shareholders. A demerger is sometimes also referred to as a "spin-off". Spin-offs have typically been undertaken to create investment opportunities with a single geographic focus (such as Coca-Cola Amatil Limited's ("Coca Cola Amatil") spin-out of Coca-Cola Beverages Limited ("Coca Cola Beverages")), a single industry focus (such as the demerger of Amcor Limited's ("Amcor") packaging and paper businesses) or a single commodity focus (such as Delta Gold Limited's ("Delta Gold") spin-off of Zimbabwe Platinum Mines Limited ("Zimbabwe Platinum Mines")).

The broad principle underlying demergers is that share markets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of assets or some other strategic rationale. Investors can achieve diversification themselves and it is generally accepted that investors prefer the investment flexibility resulting from the separation of assets into separate companies that have relatively focussed businesses.

A pure demerger involves the transfer to existing shareholders of 100% of the shares in the subsidiary and there is no dilution of equity or transfer of ownership from the current shareholders. There are a number of variants that are also loosely referred to as demergers or spin-offs including:

- a majority demerger, where the parent distributes the bulk of the subsidiary's shares to existing shareholders and either retains the remaining shares for a period or sells them immediately through an initial public offering ("IPO"), institutional bookbuild or other sale process;
- an equity carve-out, where the parent company sells a portion of a subsidiary's shares though an IPO. The carved-out subsidiary has its own Board, management and financial statements while the parent company provides strategic direction and central resources; and
- a divestiture IPO, where 100% of the shares in the subsidiary are sold to the public.

The use of demergers as a method of divesting a subsidiary has become a common feature of equity markets in recent years, particularly in the United States. The number of demergers in Australia is more limited but there have been several in the last few years. Recent examples of demergers in Australia include:

Selected Demergers in Australia

Date	Parent	Business/market focus	Demerged company	Business/ market focus	% business demerged
June 1998	Coca-Cola Amatil Limited	Beverages – Asia Pacific	Coca Cola Beverages Limited	Beverages – Europe	49.9%
Oct 1998	Delta Gold Limited	Gold	Zimbabwe Platinum Mines Limited	Platinum	49.0%
Feb 2000	Boral Limited	Building materials	Origin Energy Limited	Energy	100.0%
April 2000	Amcor Limited	Packaging	PaperlinX Limited	Paper	82.0%
June 2000	AGL Limited	Energy (unregulated)	Australian Pipeline Trust	Energy (regulated)	70.0%
Oct 2000	BHP Limited	Resources	OneSteel Limited	Steel	100.0%
Jul 2002	BHP Billiton Limited	Resources	BHP Steel Limited	Steel	94.0%
Dec 2002	WMC Limited	Resources	Alumina Limited	Alumina	100.0%
Mar 2003	CSR Limited	Building products/aluminium/sugar	Rinker Group Limited	Heavy building materials	100.0%
Oct 2003	AMP Limited	Wealth management – Australia, New Zealand	HHG plc	Wealth manageme nt – UK, Europe	100.0%

Source: IRESS.

22 SEPTEMBER 2005 7:33 PM

In addition, there has been a number of divestiture IPOs, as shown below:

Selected Divestiture IPOs in Australia					
Date	Parent	Business/market focus	Demerged company	Business/ market focus	% business demerged
Oct 1997	Boral Limited	Building materials	Envestra Limited	Energy	80.0%
June 1999	PBL Limited	Media and entertainment	Ecorp Limited	Internet	20.0%
Mar 2001	Village Roadshow Limited	Media and entertainment	Austereo Limited	Radio	55.0%
Aug 2001	Futuris Corporation	Rural and automotive systems	Australian Agricultural Company Limited	Agriculture	60.0%
Oct 2003	Fosters Group Limited	Multi-beverage	Australian Leisure & Hospitality Group Limited	Hotels, liquor and gaming, property	100.0%

Source: IRESS.

The demergers by Boral Limited of Origin Energy Limited, by BHP Limited of OneSteel Limited, by WMC Limited of Alumina Limited, by CSR Limited of Rinker Group Limited, and by AMP Limited of HHG plc are most comparable to the Demerger as they involved a full pro rata distribution and no IPO component.

The key benefits of demergers largely reflect the single industry focus of the demerged entity. However, there are often a number of disadvantages and potential risks associated with a demerger:

Benefits and Disadvantages/Risks of Demergers	
Benefits	Disadvantages/Risks
▪ transparency	▪ loss of synergies
▪ investor attraction and interest	▪ duplication of corporate costs
▪ enhanced flexibility to shareholders	▪ increased financing costs
▪ clarity in capital allocation	▪ loss of diversification
▪ flexibility in raising capital	▪ reduced liquidity and rating in key indices
▪ better targeted incentives and management focus	
▪ independence and strategic flexibility to undertake growth initiatives	

6.2 Market Evidence

Despite the increasing usage, there is very little hard evidence as to whether or not demergers have actually been successful in enhancing shareholder value, largely because it is not possible to reliably measure what the share prices would have been had the demergers not occurred. Some of the evidence and views which have emerged are summarised below:

- several studies[6] have found that there was a positive impact on the share price (of around 3-6%) at the time of the announcement. A similar rise occurred where there was a targeted share or equity carve-out. One study has shown that, in some circumstances, there is no decline even if the demerger is ultimately withdrawn[7];

6 See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, "Breaking up is good to do", The McKinsey Quarterly, 1999 Number 1 and Thomas Kirchmaier, Financial Times, 7 February 2001.

7 K. Alli, G. Ramirez and K. Yung, "Withdrawn Spin-offs: An Empirical Analysis", The Journal of Financial Research, Winter 2001.

- several studies[8] have also found significantly positive abnormal returns over an extended period (of up to three years) following the demerger for the demerged company, the parent and the demerged company/parent combination; and
- some of the reasons found to be associated with positive abnormal returns have included:
  - corporate restructuring activity[9]. Both the demerged subsidiary and the parent experience an unusually high incidence of takeovers in comparison to their control group comparable companies. The abnormal performance is limited to companies involved in takeover activity. The findings suggest that demergers provide a low-cost method of transferring control of corporate assets to bidders who are able to create greater value;
  - mitigation of information asymmetry[10]. The hypothesis was that value would be enhanced if the demerged subsidiary is able to convey more information about its operating efficiency and future prospects when it is a separate entity than when it is part of a combined unit. The findings were that firms that engage in demergers have higher levels of information asymmetry compared to their industry and size matched counterparts and the information problems decrease significantly after the demerger. The relationship is more pronounced for those companies that demerge related subsidiaries; and
  - increased focus[11] translating into better share market and operating performance. The abnormal returns for focus-increasing demergers are significantly larger than the corresponding abnormal returns for the non-focus-increasing demergers. A focus-increasing demerger reduces the diversity of assets under management and thereby increases the efficiency of management. However, an analysis of non-focus increasing demergers showed that companies are likely to undertake these demergers to separate under performing subsidiaries from their parents with efficiency not being a major motivating factor.

While an admittedly imperfect basis of analysis and somewhat crude (given the wide range of factors that influence share prices), studies of the relative performance of some of the Australian companies that undertook demergers would support this thesis, particularly looking at performance one to two years after the demerger. The following graph summarises the relative share price performance, in percentage terms, of the hypothetical combined share market value of the parent company and the demerged entity three months, one year and two years after the date the demerged entity was listed on the ASX.

DRAFT

8 See for example: J. Wyatt, "Why Spinoffs Work for Investors", Fortune, October 16 1995, p72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993, T.A. John, "Optimality of Spin-outs and Allocation of Debt" Journal of Financial and Quantitative Analysis, 1993 and Thomas Kirchmaier, Financial Times, 7 February 2001.

9 P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993.

10 S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate spin-out decision" Journal of Financial Economics, Volume 53, No. 1, July 1999.

11 See for example: H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following spin-outs", Journal of Financial Economics, Volume 54, No. 1, October 1999 and L. Daley, V. Mehrotra and R. Sivarenmar, "Corporate Focus and Value Creation: Evidence from Spinoffs", Journal of Financial Economics, Volume 45, 1997.


Returns of Demerged Entities vs All Ordinaries Index
(Measured from Date of Listing post Demerger)
AMP/HHG
CSR/ Rinker Group
WMC/ Alumina
BHP Billiton/ BHP Steel
BHP/ OneSteel
Amcor/ PaperlinX
Boral/Origin Energy
Delta Gold/ Zimbabwe Platinum Mines
Coca-Cola Amatil/ Coca-Cola Beverages
-85% -75% -65% -55% -45% -35% -25% -15% -5% 5% 15% 25% 35% 45% 55% 65%
Time after listing:
Two years
One year
Three months

Source: IRESS.

The analysis indicates that there has been a mixed combined performance of demerged entities immediately following a demerger, with evidence of both outperformance and underperformance of the general market. However, the evidence suggests that more recently, demerged entities have outperformed the market within two years following the date of listing of the demerged entities, apart from Delta Gold/Zimbabwe Platinum Mines and Coca-Cola Amatil/Coca-Cola Beverages.

The combined returns of Delta Gold/Zimbabwe Platinum Mines for the first 12 months following the demerger outperformed the general market. However, in the subsequent year, there was considerable political unrest and economic uncertainty in Zimbabwe which adversely impacted the share price of Zimbabwe Platinum Mines. In addition Delta Gold's share price was adversely impacted by a continuing decline in the US$ gold price subsequent to the demerger, which reached historically low levels in mid-1999. The poor combined returns of Coca-Cola Amatil/Coca-Cola Beverages primarily reflect the poor share price performance of Coca-Cola Amatil subsequent to the demerger. Coca-Cola Amatil's performance was significantly hampered by its Philippines business, which accounted for almost half of total earnings.

On the other hand, some studies have found that demergers may negatively impact value and that conglomerates have outperformed the market over some periods[12]. Conglomerates do bring certain benefits including:

- financial size and strength;
- greater market capitalisation, better liquidity and higher index rating, attracting a wider range of investors;
- lower earnings volatility and risk if the various business units are not correlated in terms of economic cyclicality;
- greater depth of management; and
- lower cost of capital (depending on other factors).

While the balance of evidence does favour demergers as adding value, the contrary views serve to underline the fact that there is no universal rule as to appropriate structures for businesses. There are successful and unsuccessful conglomerates. While some demergers create substantial value,

[12] Boston Consulting Group, "Conglomerates Reports", 2002. However, this study was based on share price performance up to 2000 and several of the conglomerates in the sample (eg. Marconi, Vivendi Universal, Tyco) would now show a very different picture.

others do not. In the final analysis the success of demergers depends on the specific circumstances of each case.

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22 SEPTEMBER 2005 7:33 PM

7 Evaluation of the Demerger

7.1 Summary

The Demerger will have no immediate impact on the position of Mayne shareholders, except that their previous investment will be held in two separate corporate structures. Shareholders will have the choice of retaining the same effective interest in Mayne's assets that they currently hold by retaining both their Mayne Pharma shares and their existing shares in Mayne (which will be renamed AustCo). In essence, shareholders will simply be splitting their current investment into two parts. There will be no "value leakage" to third parties. Accordingly, evaluation of the Demerger requires an assessment of whether the change in the corporate structure is, of itself, likely to generate additional shareholder value over time. This will be the case if the Demerger:

- promotes an improvement in the financial performance of the demerged businesses;
- enhances share market perceptions of the businesses, as reflected in higher share prices for the demerged companies; or
- increases shareholders' prospects of realising full underlying value for the demerged businesses, through a takeover of one or both of the demerged companies.

In Grant Samuel's view it is reasonable to expect that the Demerger will have all three of these outcomes.

Mayne's pharmaceutical business and the Australian healthcare businesses to be retained by AustCo have very different characteristics. They operate in different markets, are subject to different regulatory regimes and have differing growth prospects. They require quite different sets of management skills. In recent years the pharmaceutical business has received a greater proportion of senior management and Board time and effort relative to the Australian healthcare businesses, as steps were taken to grow the pharmaceutical business. The Demerger will result in the creation of two more focussed companies. In Grant Samuel's view it is reasonable to expect that the benefits will include:

- improved management performance as a result of:
  - increased management focus;
  - enhanced Board focus and scrutiny;
  - clearer alignment of management incentives with the underlying performance of the relevant businesses; and
  - closer market scrutiny and more rigorous market-imposed disciplines;
- improved strategic flexibility to exploit growth opportunities; and
- financial flexibility and capital efficiency.

There are few, if any, synergies between Mayne's pharmaceutical business and the domestic healthcare businesses. Accordingly, the Demerger will have a limited negative impact on the performance of the demerged businesses.

While any assessment of the impact of these factors is essentially judgemental, Grant Samuel believes that it is reasonable to conclude that the Demerger should result in an improvement in the performance of the underlying businesses that currently comprise Mayne.

Mayne's pharmaceutical business and the remaining Australian healthcare businesses are likely to appeal to different sets of investors. The pharmaceutical business is an international business, with considerable growth potential but also the possibility of significant income volatility. By contrast, the businesses to be retained by AustCo are almost exclusively Australian focused, with more modest growth prospects but a more stable earnings outlook. Many of the "natural investors" in the pharmaceutical business will have limited interest in investment exposure to the remaining businesses, and will tend to discount the value of the remaining businesses when considering an investment in Mayne. Conversely, the "natural investors" in the Australian healthcare businesses will tend to discount the value of Mayne's pharmaceutical business. In these circumstances, Mayne shares are likely to trade at prices representing a discount to the sum of the values of the component parts of Mayne.

The Demerger will give investors the flexibility to manage their investment exposures in an optimal fashion, enhancing the investment appeal of Mayne Pharma and AustCo. Investors will be able to focus their investment exposures on the businesses that suit their risk/return and growth profile. Mayne Pharma will be one of two substantial generic pharmaceutical companies listed on the ASX. Its separation from Mayne's domestic healthcare businesses should promote a more transparent valuation of Mayne Pharma, by facilitating a comparison with the market valuation of other global generic and specialty pharmaceutical companies. Accordingly, Mayne Pharma is likely to attract higher share market ratings that are more consistent with those of its offshore peers. In Grant Samuel's view the Demerger should enhance the share market's perceptions of Mayne's businesses and, other things being equal, should increase their market value as reflected in share prices.

A key benefit of the Demerger is that shareholders will be able to retain their exposure to the upside potential in the earnings of Mayne Pharma and AustCo while preserving the opportunity to realise a full control value through a takeover of one or both of the businesses at some future time. Mayne's current structure is likely to be a significant disincentive to potential acquirers of its businesses. In particular, there may be a number of participants in the global generic pharmaceutical sector that are interested in Mayne's pharmaceutical business. However, these companies are unlikely to be willing to pay full underlying value for all of Mayne's businesses, and then carry the risks associated with on-selling the domestic healthcare businesses. Similarly, participants in the Australian healthcare sector may be interested in certain of Mayne's Australian healthcare businesses, but would have no interest in the global pharmaceuticals business. The Demerger will make Mayne's businesses more accessible to potential acquirers, thereby improving shareholders' prospects of achieving full underlying value through a change of control transaction. Moreover, market expectations of corporate activity are likely to provide material support for the share price of, in particular, Mayne Pharma.

In Grant Samuel's view the disadvantages and risks of the Demerger are more than offset by the expected benefits of the transaction. The disadvantages include the duplication of some corporate costs, one-off transaction costs and, potentially, an increase in the cost of debt for Mayne Pharma. Although the one-off transaction costs of $[80-90] million and the incremental recurring costs of approximately $[10.5] million per annum are collectively significant, in Grant Samuel's view, these costs are outweighed by the expected benefits of the Demerger. The incremental recurring costs and one-off transaction costs will be incurred immediately while many of the benefits (eg. improved management performance) will take some time to translate into earnings. Assessment of the net effect of the perceived benefits and disadvantages is subjective. However, in Grant Samuel's opinion it is reasonable to conclude that the collective benefits of the Demerger will significantly outweigh the costs, disadvantages and risks.

The share market response to the announcement of Mayne's planned Demerger, as reflected in share price movements, reflects a market consensus view on the benefits and disadvantages of the Demerger. Mayne's shares have traded in the range $3.85-$5.44 between 4 May 2005 (the day of Mayne's announcement that it was undertaking a strategic review to assess the merits of a demerger) and 21 September 2005. The volume weighted average closing share price over the five days ended 21 September 2005 was $5.32, which represents a premium of more than 50% to the closing price of $3.53 on the day before the announcement. This increase reflects a market expectation that the Demerger will be approved and, presumably, a view that the demerged Mayne will be more valuable than Mayne in its current form. A number of analysts upgraded their valuations of each of Mayne's businesses following Mayne's announcement of the demerger review on 4 May 2005. These valuation increases were generally based on removing the discount previously applied to the multiples applied to Mayne's peers in each market sector. In respect of Mayne Pharma, the re-rating is also likely to reflect the strategic value of the business to potential acquirers. If the Demerger was not approved there would be a risk of a significant share price reversal and the loss of the value uplift that Mayne shareholders have already enjoyed.

In Grant Samuel's view, shareholders are likely to be better off if the Demerger proceeds than if it does not. Improved management and Board focus on the two demerged companies should result in an improvement in their financial performance, which should ultimately be reflected in their share prices. The demerged companies are likely to have greater investment appeal than Mayne in its current form. The Demerger will result in Mayne's businesses becoming more accessible to potential acquirers, and will improve the prospects of a change of control transaction (most likely involving Mayne Pharma) at full underlying value. Accordingly, Grant Samuel believes that the Demerger is in the best interests of Mayne shareholders.

7.2 Background on the Demerger Decision and Alternatives Considered

On 4 May 2005, Mayne announced that it was undertaking a strategic review to assess the merits of a demerger involving separate listings of the global pharmaceutical business and domestic healthcare businesses. Mayne subsequently advised on 17 June 2005 that, based on the findings of the demerger review process, the Board had determined to recommend the Demerger to shareholders. The decision to demerge the pharmaceutical business was underpinned by a number of factors including:

- the Board is of the view that separation of the global injectable generic and specialty pharmaceutical business from the domestic healthcare businesses will enable each of the demerged businesses to focus on its core activities and more effectively implement its distinctive strategies;
- there are no significant synergy or operational benefits in owning both Mayne Pharma and AustCo. There is virtually no overlap between the two businesses, with the only shared operations being the manufacture of certain consumer products at Mayne Pharma's manufacturing facility in Salisbury;
- the potential to realise full underlying value for Mayne Pharma whilst it is owned by Mayne is limited; and
- the AustCo businesses are primarily domestic, whilst Mayne Pharma has global operations, generating approximately 80% of its revenue outside Australia in the 2005 financial year.

The Board and management of Mayne have considered a number of alternative strategies for improving shareholder value, including:

- the gradual sale of AustCo's businesses to fund Mayne Pharma growth;
- joint venture arrangements with offshore pharmaceutical participants;
- a partial spin-off of Mayne Pharma;
- a domestic or foreign listing of Mayne Pharma, with or without an initial public offering of part of the equity of Mayne Pharma;
- a dual listing of Mayne on a foreign stock exchange; and
- a demerger of Mayne Pharma and/or other Mayne businesses.

Each of these alternative strategies has attractions and drawbacks. However, on balance, the Mayne Board considers that the Demerger of Mayne Pharma achieves the best outcome for shareholders.

7.3 Impact on the Underlying Businesses

7.3.1 Overview

The Demerger will result in the creation of two companies with separate Boards and senior management. In Grant Samuel's view it is reasonable to expect that this will result in greater Board and management focus and, over time, consequent improvements in the financial performance of the pharmaceutical business (Mayne Pharma) and the domestic healthcare businesses (AustCo). In theory, it should be possible to achieve most of these improvements under the existing Mayne corporate umbrella. Nevertheless, it is realistic to expect that the Demerger will result in some benefits, particularly through the Board and management focus and the imposition of market disciplines.

7.3.2 Structure and Ownership

The operating structure and ownership of Mayne before and after the Demerger are shown in the following charts:


Mayne Corporate Structure
Before the Demerger
Existing Mayne Shareholders
100%
Mayne
Pharmaceuticals
Diagnostic Services
Pharmacy
Consumer Products
Pathology
Diagnostic Imaging
Medical Centres


Mayne Corporate Structure
After the Demerger
Existing Mayne Shareholders
100%
100%
Mayne Pharma
AustCo
Global Injectable Pharmaceuticals
Pathology Medical Centres
Diagnostic Imaging
Pharmacy
Consumer Products

The Demerger does not involve the issue of new Mayne shares. Accordingly, there will be no impact on the relative ownership interest held by each shareholder in Mayne arising from the Demerger. Mayne shareholders (other than ineligible overseas shareholders) will receive one share in Mayne Pharma for every share held in Mayne. Shareholders will retain their shares in Mayne, which will be renamed AustCo.

22 SEPTEMBER 2005 7:33 PM

7.3.3 Impact on Financial Parameters

The Demerger will create two smaller companies. However, AustCo and Mayne Pharma will each be substantial and financially robust companies in their own right. The graph below summarises the revenue and EBITA of Mayne before the Demerger, and the pro forma revenue and EBITA of AustCo and Mayne Pharma after the Demerger:


Mayne – Impact of Demerger on Revenues
(Year ended 30 June 2005)
($ million)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4%
56%
18%
5%
68%
100%
Mayne before Demerger
AustCo after Demerger
Mayne Pharma after Demerger
Mayne – Impact of Demerger on EBITA
(Year ended 30 June 2005)
($ million)
300
250
200
150
100
50
0
8%
11%
43%
15%
100%
Mayne before Demerger
AustCo after Demerger
Mayne Pharma after Demerger
Pharmaceuticals
Pathology / Medical Centres
Pharmacy
Consumer Products
Diagnostic Imaging

Source: Explanatory Memorandum.

7.3.4 Management and Board Focus

The Demerger will result in the creation of two companies with separate Boards and senior management teams focussed on their respective businesses.

Mayne's pharmaceutical business and its remaining Australian healthcare businesses have very different characteristics. The pharmaceutical business is a high growth business with the majority of its sales in international markets. It operates in a rapidly growing and consolidating industry. The nature of its product base means that the pharmaceutical business requires specialised product development, manufacturing and regulatory skills, and a distribution capability that reflects the particular requirements of its customer base, principally hospitals. By contrast, the remaining healthcare businesses operate almost exclusively within Australia. They are generally lower growth, mature businesses operating within relatively stable industry structures. Each of the Australian healthcare businesses has its own distinctive customer base, requiring a range of approaches to marketing, sales and distribution.

Accordingly, Mayne's global pharmaceutical business imposes demands on management and requires management skill sets that are significantly different from those for the domestic healthcare businesses. The Demerger will enable management of Mayne Pharma to focus on pursuing the global growth strategy for Mayne Pharma, involving continual investment in new product development, geographic expansion and, potentially, further offshore acquisitions. At the same time, the Board and management of AustCo will be able to ensure that the domestic healthcare businesses receive the detailed attention they require having regard to their size, complexity and the competitive challenges that they face.

The Demerger may also result in the imposition of increased financial and operational disciplines on the management of Mayne Pharma and AustCo. Separation of the businesses into two companies will make it easier for analysts and investors to benchmark operating performance against comparable companies. The enhanced transparency and scrutiny should increase the incentives for the Boards and management of the demerged companies to improve performance. Without the strong and relatively stable cash flows of AustCo, Mayne Pharma will be forced to fund future growth from its own resources, providing additional discipline on capital and operating expenditure.

Moreover, the Demerger will make it easier to more closely link the remuneration of management

Historically, Mayne management remuneration has been linked, at least in part, to the performance of Mayne shares, which has been impacted by the performance of both Mayne Pharma and the Australian healthcare businesses. Accordingly, managers of individual businesses, at least to some extent, have had their remuneration affected by business performance beyond their control. The Demerger will allow each of Mayne Pharma and AustCo to link management remuneration to its own share price performance, creating a more direct relationship between management performance and remuneration, and more closely aligning the interests of shareholders and management.

7.3.5 Strategic Flexibility

As an independent company, Mayne Pharma will have more flexibility to pursue strategic initiatives and opportunities that add value. It will be able to contemplate mergers and/or acquisitions, alliances or other transactions that may not have fitted easily with the existing Mayne group structure. As a "pure play" pharmaceutical company it is likely to be a substantially more attractive transaction partner for other pharmaceutical companies than Mayne in its current form. Accordingly, it is reasonable to expect that the Demerger will expand the range of strategic opportunities available to Mayne Pharma.

Although AustCo's Diagnostic Services businesses have made a number of acquisitions in recent years, and some capital expenditure has been incurred on upgrading of pathology and diagnostic imaging equipment, AustCo's surplus cash flow has been devoted, at least in part, to supporting the growth of Mayne's pharmaceutical business. Following the Demerger, AustCo's cash flows will be available to fund any growth opportunities (either by way of acquisition or organic growth) available to AustCo, rather than supporting the growth of Mayne Pharma.

7.3.6 Loss of Synergies

The Demerger will result in the loss of any synergies that may have been derived from the pharmaceutical business being part of the larger Mayne group. There are no significant synergies or operational benefits in owning both businesses. The limited benefits that do arise are from:

- a combined central head office;
- manufacturing of certain OTC products of the Consumer Products business at Mayne Pharma's Salisbury facility; and
- credibility in dealing with major customers by being part of the larger Mayne group.

These benefits will be lost as a result of the Demerger. However, Grant Samuel considers them to be immaterial in the context of the expected benefits from the Demerger.

7.3.7 Loss of Diversification

The Demerger will result in the loss of the benefits of diversification inherent in Mayne's current portfolio of businesses. Although all of Mayne's businesses operate in the health sector, they have quite different risk profiles and growth outlooks:

- Mayne Pharma is a global business, generating approximately 80% of revenues offshore. In contrast, AustCo's businesses are almost purely domestic;
- AustCo is heavily reliant on funding agreements with the Federal Government. Mayne Pharma is significantly less dependent on Government funding (despite being subject to extensive regulation);
- Mayne Pharma is a high growth business, whilst AustCo's businesses are relatively mature with modest growth;
- Mayne Pharma is a manufacturing and sales business, in contrast to AustCo's businesses which are primarily services businesses. Mayne Pharma and AustCo's businesses have different customer profiles; and

- Mayne Pharma is reliant on product development, manufacture and sales, whilst AustCo's businesses are largely dependent on relationships with health professionals and economies of scale.

The corporate diversification inherent in the current structure of Mayne will be lost as a result of the Demerger. However, it should be recognised that shareholders can replicate this diversification by choosing to continue to hold Mayne Pharma and AustCo shares. Only in very extreme circumstances is the lack of corporate diversification likely to adversely affect the position of shareholders. Indeed, in most circumstances the enhanced ability of shareholders to choose the degree of diversification that they prefer (through altering their mix of Mayne Pharma and AustCo shareholdings) is a positive benefit of the Demerger.

7.3.8 Additional Administration and Finance Costs

The Demerger will result in the loss of some financial benefits that result from the operation of two businesses within a single corporate group. Those benefits are largely a consequence of operating a single corporate head office for the two businesses and the provision of a number of functions centrally on behalf of all Mayne group businesses.

The two businesses currently share corporate overheads including the Board of directors, Group Managing Director and Chief Executive Officer's office and regulatory reporting requirements. While certain services (primarily information technology related) will be covered by a Shared Services Agreement for a transitional period, ultimately the separate companies will each have to support these overheads from its own resources.

The Demerger will result in additional administration costs being incurred. These costs include:

- costs associated with listing Mayne Pharma on the ASX, including listing fees, costs associated with maintaining a share register, annual reports (preparation, audit review, printing), shareholder communications, legal and regulatory compliance costs and a Board of directors and secretarial costs; and
- central administrative costs for Mayne Pharma including accounting, treasury, legal and taxation and other general services.

In addition, Mayne is currently a self-insurer for workers' compensation purposes in the States of Victoria, New South Wales, Queensland and South Australia. Management considers that self-insurance provides Mayne with considerable cost savings compared to the workers' compensation premiums that it would be required to pay an insurer. Mayne management anticipates that AustCo will not meet the statutory threshold for the retention of its self insurance licence in Queensland, However, management believes that AustCo will meet the financial capacity and workplace safety and compliance criteria of the other State workers' compensation authorities to continue to obtain approval to act as a self-insurer and has received indications to that effect. In the event that approval is not received, AustCo will need to take out workers' compensation insurance with an external provider in these States, which may adversely impact AustCo's earnings. With effect from the Demerger, Mayne Pharma will be externally insured under the State based statutory workers' compensation schemes in Australia. As a result, Mayne Pharma will incur additional costs of external workers' compensation insurance.

Mayne has estimated the incremental listed company and administration costs to be around $[10.5] million per annum, including the cost of external workers' compensation insurance for Mayne Pharma and for AustCo in Queensland.

7.3.9 Development of a New Brand

Upon implementation of the Demerger, Mayne's pharmaceutical business will operate under the name Mayne Pharma, and Mayne will be renamed AustCo. Apart from during a transitional 12 month period, AustCo will no longer be able to use the Mayne brandname and logo for corporate branding purposes. In establishing a new corporate identity, AustCo will be required to rebrand all signage and stationery.

Mayne management expects the total cost of developing the new brand will be around $[9] million. Apart from the direct financial cost, there are risks in such rebranding, including a risk that existing customers who identify with the larger Mayne group will be lost during the rebranding process. However, this risk is expected to be mitigated through effective communication to customers. On the other hand, a number of AustCo businesses already successfully operate under independent brandnames, and customers and health professionals may be attracted to a new corporate identity.

7.4 Impact on Capital Structure

7.4.1 Overview

Mayne's existing debt will be repaid or refinanced prior to, or upon implementation of, the Demerger. Immediately following the Demerger, Mayne Pharma is expected to have net cash of $25 million. Mayne Pharma's actual net cash or net debt position upon implementation of the Demerger is dependent on net cash flows of the business in the period from 30 June 2005 to the effective date of the Demerger (described in Section 5.6). As a standalone company, Mayne Pharma will not have the benefit of the strong and relatively stable cash flows from AustCo, and will be more vulnerable than Mayne to any significant decline in operating cash flows or rise in interest rates. Accordingly, Mayne Pharma's financial flexibility may be reduced and its cost of debt potentially increased. AustCo is expected to initially have net debt of $450 million. This level of net debt represents gearing of around 36.0% (based on AustCo's pro forma AGAAP shareholders' funds as at 30 June 2005). However, given the strong cash flows of its underlying businesses, AustCo is expected to receive a higher credit rating than Mayne's current rating, and may therefore be able to procure debt financing on more favourable terms than are currently available to Mayne.

7.4.2 Financial Flexibility and Efficiency

The appropriate gearing and financial structure for Mayne Pharma is arguably quite different from that appropriate for AustCo. Mayne Pharma operates in the high growth pharmaceutical industry. The ongoing funding requirements of Mayne Pharma are likely to be substantial as it continues to invest in research and development, alliances and joint ventures, product purchases and acquisitions and in-licensing opportunities.

By contrast, AustCo predominantly operates in relatively mature sectors of the Australian healthcare market, with revenue streams predominantly underpinned by Federal Government funding. An aging population is expected to drive demand for the products and services offered by AustCo. By comparison with Mayne Pharma, AustCo's businesses can be expected to produce relatively steady earnings growth and stable cash flows.

Following the Demerger, the existing operations and growth opportunities of Mayne Pharma and AustCo will be funded independently and in a manner that best suits the operational and financial characteristics of each company.

Mayne Pharma will control its own financial structure and have direct access to equity markets if deemed appropriate. Mayne Pharma is expected to initially have net cash of $25 million (depending on actual cash flows in the period 30 June 2005 to the effective date of the Demerger) and an undrawn $225 million multi-currency debt facility. This conservative capital structure, whilst arguably somewhat inefficient, is appropriate given the potential volatility of Mayne Pharma's earnings. It reflects the fact that Mayne Pharma would be more vulnerable than Mayne in its current form to any significant decline in cash flow generation (whether through external events or internal operating issues) or increases in interest rates. The undrawn facilities will ensure that Mayne Pharma has sufficient financial capacity to make meaningful acquisitions without the need to raise equity. In addition, it is reasonable to expect that Mayne Pharma's ability to use its "pure" pharmaceutical scrip will improve its capacity to complete scrip funded acquisitions.

AustCo is expected to initially hold $450 million of Mayne's net debt (including the US$291 million 2006 Yankee Bonds), and a $650 million bank facility. This is a relatively modest level of debt relative to cash flows. This level of debt should ensure that AustCo has sufficient financial capacity to fund growth (including acquisitions), and to sustain its business during any prolonged downturn in the healthcare industry or adverse one-off events.

AustCo (via the Pharmacy business) will also retain exposure to the Pharmacy Guarantee Scheme. As at 30 June 2005, the maximum amount that AustCo could be required to pay under the guarantees currently provided was approximately $48.9 million. Whilst it is arguable that the exposures associated with this program will be more significant for the smaller AustCo than for Mayne in its current structure, the historical payouts by Mayne under the program have been relatively small. Moreover, the Pharmacy business has entered into arrangements that have the effect of limiting the banks' recourse under the guarantees, and expects to continue to reduce its overall exposure.

7.4.3 Impact on Funding Costs

Mayne currently has a Standard and Poor's credit rating of "BB developing outlook" and a credit rating of "Bal negative outlook" from Moody's Investors Service Pty Ltd. Although AustCo will initially be more highly geared than Mayne, the underlying businesses generate strong cash flows which will no longer be required to fund Mayne Pharma growth. Accordingly, Mayne expects that AustCo's credit rating will improve following the Demerger. As a result, AustCo is expected to be able to procure debt funding on terms more favourable than those currently extended to Mayne.

At present, Mayne Pharma is largely financed from Mayne's overall financing program. As a separate company, Mayne Pharma will have to raise its own finance to fund the growth of its business. Mayne Pharma will no longer have the financial support or credit profile associated with being part of the larger Mayne group and is expected to incur higher borrowing costs. However, Mayne Pharma is expected to initially have net cash of $25 million. It will be a significant company in its own right, with substantial assets and earnings. Unless there is a substantial downturn in Mayne Pharma's financial performance, it is reasonable to expect that Mayne Pharma's access to, and cost of, finance should not be substantially worse than Mayne's and should improve as Mayne Pharma establishes an independent credit history.

7.5 Equity Market Issues

7.5.1 Overview

The Demerger should enhance the investment appeal of the demerged companies. The Demerger will give investors the flexibility to make their own choices regarding their relative exposures to the businesses of AustCo and Mayne Pharma, rather than accepting the exposure mix imposed on them by the current Mayne structure.

Mayne Pharma will be one of two substantial generic pharmaceutical companies listed on the ASX. Its separation from Mayne's domestic healthcare businesses should promote a more transparent valuation of Mayne Pharma, by facilitating a comparison with the market valuation of global generic and specialty pharmaceutical companies. Accordingly, it is likely to attract share market ratings that are more consistent with its offshore peers.

On the other hand, the demerged companies will be smaller than Mayne. This reduction in size and any consequent reduction in liquidity could reduce the investment appeal of AustCo and Mayne Pharma for some investors. However, market expectations of corporate activity involving Mayne Pharma following the Demerger should significantly boost the equity market appeal of the demerged company, at least in the short term.

7.5.2 Shareholder Flexibility

Immediately following the Demerger, Mayne shareholders will retain their existing economic exposure to all Mayne's assets by holding both AustCo and Mayne Pharma shares. Initially at least, shareholders' interests will simply be split into two. The Demerger will provide shareholders with flexibility in managing their investment exposure. At present, Mayne shareholders must choose an exposure to both the domestic healthcare and the global generic and specialty pharmaceutical businesses or exposure to neither.

The risk/return profile of the healthcare businesses of AustCo is quite different to the risk/return profile of the business of Mayne Pharma. AustCo comprises domestic businesses that operate in relatively mature sectors of the Australian healthcare market, where they occupy significant market positions and revenues are substantially underpinned by Federal Government funding. Approximately 85% of AustCo's revenues are supported, in varying degrees, by the Federal Government. By contrast, Mayne Pharma is a relatively small niche player in the fast growing global generic and specialty pharmaceutical market, where success is determined by product development, manufacturing and regulatory expertise and distribution capabilities.

Given the differences in their investment characteristics, it is likely that Mayne Pharma and AustCo will appeal to different sets of investors. The current structure means that investors with a principal interest in Mayne's pharmaceutical business are obliged also to accept exposure to the Australian healthcare businesses, which they are likely to discount from a value perspective. Conversely, investors seeking exposure to the Australian healthcare businesses are unlikely to attribute full value to Mayne's pharmaceutical business.

Following the Demerger, shareholders will have the choice of investing in a domestic healthcare business and a global generic and specialty pharmaceutical business in whatever proportions they wish. Shareholders will be able to shift their relative exposures to the strong cash flow, low risk domestic healthcare businesses or the high growth global profile of Mayne Pharma, as they see fit. This should be attractive to investors who wish to invest in specific sectors of the health industry, and may attract investors who would not choose to invest in Mayne in its current form. The marginal investors (ie. price setting) in both companies should be those investors that value the respective businesses most highly, resulting in (in aggregate) higher market values for Mayne Pharma and AustCo than for Mayne in its current form.

7.5.3 Transparent Market Valuations

Mayne is capitalised at approximately $3.4 billion and is ranked amongst the top 100 companies listed on the ASX. It receives close scrutiny from investment analysts and fund managers. Mayne also discloses summarised financial information (revenue, EBITDA and EBIT) on divisional performance.

In theory, with this information, the market should be able to place fair values on both the Mayne Pharma business and the Australian healthcare businesses as part of attributing a value to the entire Mayne group. However, as a practical matter it is likely that Mayne's current structure is an impediment to the market's understanding of Mayne's constituent businesses.

The Demerger will result in transparent valuations for each of AustCo and Mayne Pharma. Investors will be forced to look at the attributes and underlying financial performance of each company separately and in the context of their respective peer groups.

Mayne has traditionally been compared by equity market participants with other diversified domestic healthcare companies and with a broad spectrum of offshore pharmaceuticals companies. AustCo is likely to continue to be compared by equity market participants with domestic healthcare companies operating in the sectors in which AustCo is active. By contrast, Mayne Pharma is more likely to be compared by equity market participants with comparable global injectable generic and/or specialty pharmaceutical companies. To the extent that domestic healthcare companies are rated by equity markets differently to global pure pharmaceutical companies, the Demerger will promote more transparent valuations of Mayne's underlying businesses.

It is also arguable that, historically, some investors and analysts may not have fully understood the Mayne Pharma business. There is the potential for Mayne Pharma to be rated more highly by the market following the Demerger:

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- separation of Mayne Pharma from the domestic healthcare businesses provides full and absolute transparency as to the performance of the business. There will be complete sets of accounts for Mayne Pharma available to the market. Higher levels of disclosure increase investors' confidence in their ability to judge and value the company;
- as a separate listed company, Mayne Pharma will have a much higher level of visibility to the investment community;
- more focussed research coverage will improve the understanding of the investment community;
- Mayne Pharma is more likely to be rated against its higher rated offshore peers rather than as part of the Mayne group which is rated against diversified domestic and global healthcare companies; and
- the establishment of Mayne Pharma as a focussed injectable generic and specialty pharmaceuticals company, listed on the ASX, may attract investors who might not have otherwise invested in Mayne. This would increase the total pool of investors.

7.5.4 Market Valuation Parameters

Mayne Pharma

Based on the pro forma balance sheet as at 30 June 2005, Mayne Pharma will have shareholders' funds of $1.7 billion (under AGAAP). The following table sets out the implied earnings multiples for a number of other listed global injectable generic and/or specialty pharmaceutical companies that might be considered to be comparable to Mayne Pharma:

Share Market Ratings of Selected Comparable Pharmaceutical Companies

	Market Capitalisation (million)	EBITDA Multiple[13]			EBITA Multiple[14]		
		historical	forecast	forecast	historical	forecast	forecast
Mayne Group Limited	**A$2,251**	**7.4**	**7.5**	**6.8**	**9.6**	**9.4**	**8.4**
United States							
Teva Pharmaceutical Industries Ltd	US$20,722	14.6	14.0	11.9	17.2	15.7	13.2
IVAX Corporation, Inc	US$6,603	20.6	17.0	10.3	27.2	22.0	12.0
Hospira Inc	US$6,621	13.2	12.5	11.4	18.5	17.7	16.0
Barr Pharmaceuticals Inc	US$5,141	11.4	10.4	8.5	12.4	11.5	9.3
Mylan Laboratories Inc	US$4,186	11.8	10.3	8.7	13.5	11.7	9.9
Watson Pharmaceuticals Inc	US$3,855	9.1	8.2	7.8	12.4	14.1	12.9
American Pharmaceutical Partners	US$3,585	33.4	15.7	11.7	36.8	16.4	12.1
Alpharma Inc	US$1,378	12.0	8.9	10.0	29.7	14.7	18.3
Average – simple		*15.8*	*12.1*	*10.0*	*21.0*	*15.5*	*13.0*
- weighted		*15.4*	*13.1*	*10.7*	*19.2*	*15.9*	*12.8*
India							
Ranbaxy Laboratories Ltd	INR191,206	18.4	23.4	17.4	21.3	28.4	20.0
Croatia							
Pliva d.d.	US$1,160	5.6	6.7	6.4	7.6	12.0	9.9
Australia							
Arrow Pharmaceuticals Limited	A$872	30.5	22.3	19.2	31.2	21.9	18.8

Source: IRESS, Bloomberg, Annual Reports, brokers' reports.

The multiples above are based on share prices as at 24 August 2005 with the exception of Mayne, Teva Pharmaceutical Industries Ltd ("Teva"), IVAX and Arrow Pharmaceuticals Limited ("Arrow"). Mayne's share price is as at 3 May 2005, the day prior to the announcement of the

[13] Represents gross capitalisation divided by EBITDA.

[14] Represents gross capitalisation divided by EBITA.

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demerger review. Teva and IVAX's share price represent the closing price as at 22 July 2005, the last trading day prior to the announcement of the acquisition of IVAX by Teva. Arrow's share price represents the closing price on the 19 August 2005, the last trading day prior to the announcement of the merger with Sigma. The multiples do not reflect a premium for control. The data indicates that global generic and/or specialty pharmaceutical companies trade on a wide range of earnings multiples.

The companies most comparable to Mayne Pharma are American Pharmaceutical Partners and Teva. These companies have similar characteristics to Mayne Pharma in that they:

- are solely or predominantly generic pharmaceutical companies;
- have business units involved in the manufacturing of injectable generic pharmaceuticals; and
- have a majority of their sales in the United States and Europe.

The shares of these companies trade in the range of 14-16 times forecast EBITDA and 15-16 times forecast EBITA. These multiples are considerably higher than the trading multiples of Mayne immediately prior to the announcement of the demerger review of 7.5 times forecast EBITDA and 9.4 times forecast EBITA.

The majority of the comparable companies have significantly larger market capitalisations than the expected market capitalisation of Mayne Pharma. It is also important to note when analysing the multiples that many of the comparable companies are involved in activities outside the injectable generic pharmaceutical business.

The actual trading price of Mayne Pharma shares is uncertain and will depend on a range of factors at the time of listing including:

- equity market conditions;
- economic conditions;
- interest rates;
- factors specific to Mayne Pharma including:
  - operating performance;
  - the ability to successfully achieve expansion in Europe and the United States, and to identify and pursue other acquisition and in-licencing opportunities;
  - the extent of competitive advantage generated from the development of the manufacturing facility in India;
  - market perceptions about Mayne Pharma's earnings prospects; and
  - the effectiveness of Mayne Pharma in communicating the company and its prospects to analysts, institutional investors and other market participants.

It is noted that Mayne Pharma may trade at a discount to its global peers initially following the Demerger, reflecting the risks and uncertainty regarding the impact of the Demerger, Mayne Pharma's product breadth and scale relative to those of its peers, and heightened competitive pressures in the European and United States generic pharmaceutical markets.

AustCo

The implied multiples for a number of listed companies which are considered to be comparable to the businesses comprising AustCo are summarised below:

Share Market Ratings of Selected Comparable Healthcare Companies							
	Market Capitalisation	EBITDA Multiple[15]			EBITA Multiple[16]		
	($A million)	historical	forecast	forecast	historical	forecast	forecast
Diagnostic Imaging							
Sonic Healthcare Limited	3,813	14.1	11.6	10.1	17.0	13.8	11.9
DCA Group Limited	1,851	13.4	9.6	8.3	18.1	13.1	11.3
Average – simple		*13.7*	*10.6*	*9.2*	*17.5*	*13.4*	*11.6*
- weighted		*13.9*	*11.0*	*9.6*	*17.4*	*13.6*	*11.7*
Pathology / Medical Centres							
Sonic Healthcare Limited	3,813	14.1	11.6	10.1	17.0	13.8	11.9
Primary Health Care Limited	1,324	18.2	14.2	11.7	21.7	16.6	13.6
Healthscope Limited	1,025	20.0	10.2	9.2	26.6	12.8	11.5
Average – simple		*17.4*	*12.0*	*10.4*	*21.8*	*14.4*	*12.3*
- weighted		*15.9*	*12.0*	*10.3*	*19.6*	*14.3*	*12.2*
Pharmacy							
Sigma Company Limited	1,341	12.2	10.8	9.9	14.1	12.4	11.5
Australian Pharmaceutical Industries Limited	836	12.6	8.5	7.6	14.9	9.7	8.5
Average – simple		*12.4*	*9.6*	*8.8*	*14.5*	*11.1*	*10.0*
- weighted		*12.3*	*9.9*	*9.0*	*14.4*	*11.4*	*10.3*
Consumer Products							
Blackmores Limited	225	11.7	n/a	n/a	13.0	n/a	n/a

Source: IRESS, Bloomberg, Annual Reports, brokers' reports.

The multiples are based on share prices as at 24 August 2005 with the exception of Sonic and Sigma. Sonic's share price is as at 22 August 2005, the day prior to the announcement of the acquisition of 80-85% of Clinical Pathology Laboratories Inc. Sigma's share price is as at 19 August 2005, the day prior to the announcement of the proposed merger with Arrow. The multiples do not reflect a premium for control.

The market rating of AustCo subsequent to the Demerger is uncertain. The comparable companies are generally proven operators with significantly higher levels of profitability than those achieved by AustCo's businesses under the current Mayne structure. The margins of Mayne's domestic healthcare businesses are consistently significantly below industry peers:

- in Pathology, Mayne is benefiting from incremental margins flowing from the strong industry conditions as well as through refining its network. However, Mayne's Pathology EBIT margins remain well below the EBIT margins of Sonic and Primary Health Care Limited;
- Mayne's Diagnostic Imaging business is suffering from low volumes and generates significantly lower margins than its competitors;
- Mayne's Pharmacy business has generally underperformed its peers in recent years. The underperformance is partly attributable to the distraction of management in managing the sale process in the 2004 financial year, and the increasing uncertainty for customers during this period; and
- Mayne remains a long way from the industry leader in medical centres, Primary Health Care Limited, which is trading at multiples significantly superior to the broader market. This reflects Primary Health Care Limited's dominant market position and proven success in vertical integration.

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[15] Represents gross capitalisation divided by EBITDA.

[16] Represents gross capitalisation divided by EBITA.

These factors suggest that AustCo may trade at lower multiples than its peers. On the other hand, the market evidence also suggests that there is considerable scope for improving the performance of AustCo's businesses. If investors form the view that the Demerger may be a catalyst for this business improvement, this potential upside may be reflected in the market's rating of AustCo.

7.5.5 Index Weighting and Impact on Liquidity

Mayne has a market capitalisation of approximately $3.4 billion, and is included in all the major S&P/ASX market indices. The Demerger will result in Mayne being split into two significantly smaller companies. The reduction in size may potentially reduce liquidity and therefore reduce the attractiveness of AustCo and Mayne Pharma for some investors. In recent years, it appears that companies with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general.

While AustCo and Mayne Pharma will have smaller market capitalisations than Mayne, it should be recognised that:

- Mayne Pharma will be one of two substantial listed generic pharmaceutical companies in Australia (and the only Australian manufacturer of injectable generics), whilst AustCo will remain among Australia's largest listed healthcare companies;
- both AustCo and Mayne Pharma are expected to be included in the leading domestic indices (including the S&P/ASX 200);
- index based investors are likely to continue to need to hold both AustCo and Mayne Pharma shares; and
- both AustCo and Mayne Pharma would largely retain Mayne's relatively open and diverse share register, which should promote deep and liquid markets for their shares.

The impact of the Demerger on the liquidity of shares in the demerged companies, and the consequent impact on investor interest, is difficult to predict with any confidence. However, in Grant Samuel's view the adverse effect on investor interest of lower liquidity (if any) is unlikely to be significant.

7.5.6 Expectations of Corporate Activity

There has been considerable speculation by analysts and market commentators since the announcement of the demerger review that Mayne Pharma will be an attractive acquisition target following the Demerger. International pharmaceutical companies interested in an acquisition of Mayne Pharma are unlikely to be interested in the Australian healthcare businesses, which may effectively be viewed by some potential acquirers of Mayne Pharma as a "poison pill" in the context of the current Mayne structure. The Demerger will remove this structural impediment to corporate transactions involving the pharmaceutical business. At least in the short to medium term, it is likely that speculation regarding potential corporate activity involving Mayne Pharma will significantly boost its equity market appeal. In the longer term, if no corporate activity eventuates, this support may dissipate.

7.5.7 Mayne Pharma Scrip as Acquisition Currency

There has been considerable consolidation activity in the international pharmaceutical market in recent years. Typically, the consolidation transactions have involved scrip funding, which enables the vendor to share in the upside generated from operational synergies and benefits of scale following the transaction.

Mayne has been unable to offer "pure pharma" scrip to potential vendors. Shares in Mayne in its current form provide exposure to Mayne's Australian healthcare businesses, which is unlikely to be attractive to international participants (either corporates or investors) in the global pharmaceutical market. By contrast, Mayne Pharma scrip, which will provide exposure solely to the pharmaceutical business, is likely to be a far more attractive form of acquisition currency. The ability to offer scrip in a pure play pharmaceutical company should significantly enhance Mayne Pharma's funding flexibility when pursuing acquisitions.

7.6 Impact on Corporate Control

7.6.1 Overview

In the context of the continuing consolidation of the international pharmaceutical sector, Mayne Pharma should be highly attractive to a number of potential global acquirers. However, these parties are unlikely to be interested in the Australian healthcare businesses of AustCo. Accordingly, Mayne's current structure acts as a disincentive to potential acquirers of Mayne Pharma.

In Grant Samuel's view the Demerger will materially enhance the prospects of achieving full underlying value for Mayne Pharma in the context of a takeover or other change of control transaction.

7.6.2 Attractiveness to Potential Acquirers

There has been considerable consolidation of the pharmaceutical sector in recent years. This has seen the emergence of a small number of large pharmaceutical companies. The consolidation process has seen keen competition for high quality pharmaceutical companies. In this context, Mayne Pharma is a highly attractive business:

- it has a global distribution network operating in more than 60 countries. It is well positioned to act as a distribution partner for generic and speciality pharmaceutical companies that do not have a comparable global distribution network;
- it occupies leading market positions in the injectable pharmaceutical markets in Australia, the United Kingdom, Western Europe and Canada;
- it is focussed on the injectable generic pharmaceutical market, which tends to have better pricing and less competition than the oral generics market; and
- it has historically focussed on oncology products, but has recently diversified into related areas including anti-infectives and pain management.

The experiences of Mayne and Faulding over the last few years confirm the attractiveness of the Mayne Pharma business. Prior to the Mayne takeover offer for Faulding in 2001, Faulding had at various times received approaches from, and undertaken discussions with, a number of global participants regarding the potential sale of the injectable pharmaceutical business. At the time of Mayne's takeover offer for Faulding in 2001, Mayne entered into arrangements to on-sell the injectable pharmaceuticals business to Teva following extensive discussions with a number of potential acquirers (although the offer by Teva was subsequently withdrawn).

AustCo's businesses also occupy strong market positions, and, individually, are likely to be strategically attractive to market participants. However, given the broad range of markets covered by AustCo's businesses, there may not be a natural buyer for AustCo as a whole.

7.6.3 Structural Issues

While there are a number of buyers for Mayne's individual businesses, the current structure of Mayne severely limits the number of potential acquirers for Mayne as a whole:

- Mayne has a market capitalisation of $3.4 billion. Most of the Australian healthcare companies are significantly smaller than Mayne and would have difficulty funding an acquisition;
- of those that could fund an acquisition, there is unlikely to be a domestic competitor that is interested in acquiring the whole of Mayne in its current form. It is likely that Mayne's domestic competitors would be interested in certain of Mayne's Australian healthcare

businesses (although it is unlikely that an Australian participant would be interested in the whole of AustCo); and

- there is likely to be significant offshore interest in Mayne's pharmaceutical business. However, few if any of the potential offshore acquirers of Mayne's pharmaceutical business are likely to have any interest in acquiring Mayne's Australian healthcare businesses. They are unlikely to be willing to pay full underlying value for all of Mayne's businesses, and then carry the risks associated with on-selling the Australian healthcare businesses.

The Demerger will remove the structural impediments to the achievement of full underlying value for the Mayne Pharma business through a change of control transaction. The likely potential acquirers of Mayne Pharma will be able to bid for the company without the distraction of the domestic healthcare businesses. Similarly, although AustCo may be a less attractive takeover target than Mayne Pharma (given the diverse businesses that AustCo will operate), the smaller size of AustCo makes it more accessible to potential acquirers.

7.6.4 Additional Value Potential

The Demerger should promote greater competition for Mayne Pharma and maximise the price for the company in the event of a takeover, or other change of control transaction. The following table summarises the terms of recent transactions in the global generic and/or specialty pharmaceutical sector for which terms were publicly disclosed:

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Recent Transaction Evidence

Date	Target	Transaction	Consideration[17] ($US millions)	Revenue Multiple[18] historical	EBITDA Multiple[19] historical	EBITA Multiple[20] historical
North America						
Jul 2005 (Pending)	IVAX Corporation, Inc	Acquisition by Teva	7,400	4.0	21.7	28.7
Feb 2005	EON Labs Inc	Acquisition by Novartis AG	2,610	6.1	14.2	15.1
Jun 2004	Sabex Holdings Ltd	Acquisition by Sandoz, company of Novartis AG	565	6.3	n/a	n/a
Oct 2003	Sicor Inc	Acquisition by Teva	3,400	7.5	22.7	21.9
Jul 2001	Purepac Pharmaceuticals Co	Acquisition by Alpharma Inc	660	2.3	14.2	18.4
Jun 2001	Duramed Pharmaceuticals Inc	Acquisition by Barr Laboratories Inc	512	6.1	53.9	85.1
May 2000	Schein Pharmaceuticals Inc	Acquisition of 77.9% by Watson Pharmaceuticals Inc	844	1.8	12.2	18.9
Average - simple				*4.9*	*23.2*	*31.4*
- weighted				*5.0*	*19.9*	*24.0*
Europe						
May 2005	Hexal AG	Acquisition by Novartis AG	6,893	4.2	n/a	n/a
Aug 2004	Dorom S.r.l.	Acquisition by Teva	85	2.3	n/a	n/a
Jul 2004	Cimex Pharma AG	Acquisition of 80% by Schweizerhall Holding AG	110	2.7	12.5	n/a
Nov 2002	Lek d.d.	Acquisition by Sandoz, company of Novartis AG	867	2.8	12.4	21.6
Oct 2002	Nycomed Holdings A/S	Acquisition by CSFB Private Equity, Blackstone Capital and NIB Capital Private Equity	1,180[21]	2.3	11.1	14.6
Average – simple				*2.8*	*11.5*	*18.1*
- weighted				*3.8*	*11.7*	*17.5*

Source: Bloomberg, company announcements, Annual Reports, takeover documents, brokers' reports and media reports.

A review of transactions involving international generic and/or specialty pharmaceutical companies indicates that transactions have taken place at prices that imply a very wide range (even after outlying multiples are excluded).

The transaction evidence shows that acquirers have generally been willing to pay slightly higher multiples in the United States as compared to Europe. In the United States, acquisition multiples have ranged between 12-23 times historical EBITDA and 15-29 times historical EBITA for generic and/or specialty pharmaceutical companies (excluding the outlying multiples). In Europe, companies have been acquired on historical EBITDA multiples ranging from 11-13 times and 14-22 times historical EBITA.

Teva's acquisition of Sicor Inc ("Sicor") is a relevant benchmark against which to consider the underlying value of Mayne Pharma. The transaction is one of Teva's largest acquisitions to date and combines Teva's oral dose generic drugs franchise with Sicor's injectable generic business.

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17 *Implied equity value if 100% of the company or business had been acquired.*

18 Represents gross consideration divided by EBITDA.

19 Represents gross consideration divided by EBITDA.

20 Represents gross consideration divided by EBITA.

21 The transaction price was not disclosed, and is based on market estimates.

The transaction value implies reasonably high multiples of Sicor's earnings, reflecting the strategic benefits expected to be generated from the merger.

The acquisition of Sabex Holdings Ltd ("Sabex") by Sandoz (a subsidiary of Novartis AG) is also relevant, as Sabex is a substantial manufacturer of injectable generic pharmaceutical products with a strong market position in Canada. However, limited publicly available financial information in relation to Sabex means that earnings multiples cannot be calculated in respect of the transaction.

7.7 Taxation Issues

7.7.1 Overview

The Demerger will not result in any capital gains tax or other tax related liability for Mayne or the demerged companies. Mayne's revenue and capital tax losses are expected to be preserved within AustCo.

Similarly, it is expected that the Demerger will have no adverse tax consequences for the vast majority of Mayne shareholders. However, the Demerger may result in some non-Australian resident shareholders being taxed on the value of the Mayne Pharma shares distributed. The tax consequences of the Demerger for individual shareholders will vary depending upon their personal circumstances. Shareholders should consult their own tax adviser if in any doubt as to the tax consequences of the Demerger.

7.7.2 Corporate Taxation

The Demerger will involve the transfer of Mayne's pharmaceutical business to Mayne Pharma (which will in turn be acquired by Mayne shareholders). The capital gains tax consequences of the Demerger for Mayne are set out in Division 125 of the Income Tax Assessment Act 1997 (Cth), which came into effect from 1 July 2002 ("the demerger provisions"). Pursuant to the demerger provisions, Mayne expects that the separation of its pharmaceutical business from its Australian healthcare businesses will have no capital gains tax implications for the company.

AustCo is expected to retain all of Mayne's existing revenue and capital tax losses. The Demerger is likely to result in a slower utilisation of the revenue tax losses, given that AustCo's profitability in absolute terms will be less than Mayne's in its current form. This in theory reduces the value of the tax losses, although the effect of Australia's dividend imputation system is arguably to reduce the value of tax losses in any event. Neither AustCo nor Mayne Pharma is expected to generate any material capital gains in the near future, so the impact on the utilisation of capital losses is expected to be minimal.

7.7.3 Impact on Dividends and Franking Credits

AustCo will retain the revenue tax losses of Mayne following the Demerger. As a result, AustCo does not expect to pay more than minimal Australian tax in the short term. Accordingly, dividends paid by AustCo are expected to be unfranked, or partially franked, until the tax losses are fully utilised. However, given that AustCo's businesses generate almost all their taxable income in Australia, AustCo is expected to be able to pay fully (or at least substantially) franked dividends in the medium to longer term. The dividend payout ratio of AustCo is expected to be around 50-60% of net profit after tax (under AIFRS). AustCo intends to pay an interim dividend of 3.5 cents in respect of the 6 months ending 31 December 2005 and a final dividend in accordance with its dividend policy in the 6 months ending 30 June 2006.

Mayne Pharma is expected to adopt a dividend payout policy to pay up to 20% of net profit after tax (under AIFRS). Mayne Pharma intends to frank dividends to the extent possible. Mayne Pharma does not intend to pay a dividend in the 6 months ending 31 December 2005, and is expected to be able to pay fully franked dividends in the medium term.

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7.7.4 Tax Consequences for Australian Resident Shareholders

The Demerger is not expected to give rise to any adverse tax consequences for Australian resident shareholders. Australian shareholders account for the majority of Mayne's issued capital and the majority by number of shareholders.

The capital gains tax consequences of the Demerger are prescribed by the demerger provisions. Under the demerger provisions, Australian resident Mayne shareholders will be eligible for rollover relief to defer the capital gains tax consequences of the CGT events relating to the capital reduction. Mayne expects to obtain a Class Ruling from the ATO prior to the scheme meeting to confirm the taxation of the Demerger for Mayne shareholders arising from the Demerger.

For a shareholder who elects to obtain relief pursuant to the demerger provisions, the tax consequences of the Demerger are expected to be as follows:

- the cash amount to be notionally distributed to Mayne shareholders pursuant to the Demerger will include a capital reduction component of $2.49 per share. Any capital gain that may otherwise have arisen in relation to this capital reduction will be disregarded;
- the sum of the cost bases of the AustCo and Mayne Pharma shares held by the shareholder immediately after the Demerger will be equal to the cost base of the Mayne shares held by the shareholder before the Demerger. The cost base of the Mayne shares will be apportioned between the cost base of the AustCo and Mayne Pharma shares on the basis of anticipated or actual market values immediately following the Demerger; and
- the CGT status of the shareholder's AustCo and Mayne Pharma shares acquired under the Demerger would be the same as the status of the shareholder's Mayne shares. If the Mayne shares were pre-CGT shares (that is, they had been acquired before 20 September 1985 and were therefore not subject to capital gains tax), the AustCo and Mayne Pharma shares will be treated as pre-CGT shares.

For a shareholder who does not elect to obtain demerger relief pursuant to the demerger provisions, the CGT consequences of the Demerger are expected to be as follows:

- the shareholder will realise a capital gain to the extent that the capital reduction component notionally distributed ($2.49 per share) is greater than the cost base of the Mayne shares held by the shareholder;
- the sum of the cost bases of the AustCo and Mayne Pharma shares held by the shareholder immediately after the Demerger will be equal to the cost base of the Mayne shares held by the shareholder before the Demerger. The cost base of the Mayne shares will be allocated between the cost base of the AustCo and Mayne Pharma shares on the basis of market values; and
- all the Mayne shares transferred to the shareholder will be deemed to be post-CGT shares (ie. acquired on or after 20 September 1985), regardless of the CGT status of the shareholder's Mayne shares.

Shareholders holding shares on revenue account are unlikely to face any material adverse tax consequences.

7.7.5 Tax Impact on Non-Australian Resident Shareholders

Mayne shareholders who are not residents of Australia will not be subject to the Australian CGT rules unless they hold (together with their associates) at least 10% (by value) of AustCo shares or Mayne Pharma shares any time within the five years preceding a disposal or other CGT event in relation to those shares.

The non-Australian taxation implications for other non-Australian resident shareholders will depend on the country of domicile of the shareholder. Non-Australian residents should seek their own taxation advice in relation to the taxation impact of the Demerger.

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7.7.6 Disclaimer

The analysis set out above outlines the major tax consequences of the Demerger and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the Demerger for shareholders. Further details on the taxation consequences of the Demerger for shareholders are set out in Section 7 of the Explanatory Memorandum. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional financial or taxation adviser.

7.8 Other Issues

7.8.1 One-Off Transaction Costs

Mayne has estimated that the total transaction costs of the Demerger will be approximately $[80-90] million. These transaction costs include:

- professional fees totalling [$12] million;
- stamp duty, insurance and other costs totalling $[9] million;
- the costs of establishing Mayne Pharma as a separate entity totalling $[22] million, including the costs of establishing new information technology and human resources functions;
- the costs associated with refinancing totalling $[33] million, including the early repayment of the 2011 Senior Notes; and
- the costs of rebranding AustCo and of converting Mayne Pharma to a public company of approximately [$9] million.

Of these costs, approximately $[23] million are expected to have already been incurred at the time shareholders vote on the Demerger. Therefore, the additional transaction costs that will be incurred if the Demerger proceeds are approximately $[62] million. These costs, while considerable, are expected to be significantly outweighed by the benefits of the Demerger.

7.8.2 Lack of Track Record of Mayne Pharma

Mayne Pharma has no track record of operation as a standalone company, notwithstanding that Mayne Pharma has been operated autonomously to Mayne's other businesses. Mayne Pharma will need to establish its own treasury, legal, taxation, statutory financial reporting and information technology support functions. Whilst these organisational changes involve a degree of risk, and some implementation issues are likely to arise, change is a regular part of corporate development. Any negative impact is unlikely to be material.

7.8.3 Impact of Adverse Events

The smaller size of AustCo as a standalone company may amplify the financial and business impact of any significant adverse events such as:

- a dramatic downturn in the Australian economy;
- changes to Government funding of Australian healthcare;
- the impact of defaults under the Pharmacy Guarantee Scheme; and
- the impact of new entrants to the markets in which AustCo operates or other increases in competition.

The impact of these events would be less material for Mayne in its current form (although the absolute magnitude of the events would not be different). But AustCo will remain a substantial company, with businesses underpinned by demand from an ageing and affluent population for their healthcare products and services. Any increase in AustCo's vulnerability to significant adverse events should not be significant.

Similarly, Mayne Pharma will be less able to withstand significant adverse events than as part of Mayne in its current form. In particular, Mayne Pharma may be impacted by unsuccessful litigation outcomes, adverse foreign exchange movements or a material increase in competition. However, Mayne Pharma will be a substantial company, initially with no debt. As a result, any increased vulnerability to adverse external events should not be material.

7.8.4 Ineligible Shareholders

Mayne shareholders with registered addresses outside Australia, Hong Kong, New Zealand, Singapore, the United Kingdom or the United States will not be entitled to participate in the Demerger. Shares in Mayne Pharma to which Mayne shareholders outside these jurisdictions would otherwise have been entitled as part of the Demerger will be sold on market following the listing of Mayne Pharma. Mayne will pay any brokerage, duties and other charges associated with the sale and the proceeds will be remitted to the relevant shareholders.

Ineligible overseas shareholders will give up some of their economic interest in Mayne and lose their exposure to the pharmaceutical business. However:

- their Mayne Pharma shares will be sold for market value;
- they can acquire Mayne Pharma shares through the ASX following the listing if they wish to retain an exposure; and
- shareholders representing less than 1% of Mayne's issued capital are expected to be impacted by these provisions.

7.9 Impact on Creditors

Pursuant to the Demerger, Mayne is to be split into two separate companies. AustCo will assume most of Mayne's liabilities including the debt portfolio and all of Mayne's hedging commitments. Mayne Pharma is expected to hold no debt. Accordingly, the majority of Mayne's creditors will become creditors of AustCo. In effect these creditors will lose the credit support of Mayne Pharma.

To effect the Demerger, a capital return of $2.49 per Mayne share will be notionally paid to Mayne shareholders plus an additional $149 million to reflect the reduction in the value of Mayne Pharma shares currently held by Mayne arising from the issue of new Mayne Pharma shares to Mayne shareholders. There is a corresponding reduction in shareholders' funds and future net earnings are reduced by removal of the contribution from Mayne Pharma. By definition, any reduction in the equity base of a company disadvantages creditors as it reduces the company's capacity to meet the claims of creditors.

However, in Grant Samuels' opinion, the creditors of the Mayne group are not materially prejudiced by the capital return or the Demerger. The reasons are:

- Mayne operates under a Deed of Cross Guarantee pursuant to which creditors of subsidiary companies in Mayne have recourse to the assets of other companies in Mayne. Accordingly, virtually all creditors of Mayne are dependent on the financial well-being of Mayne as a whole rather than the financial position of the individual companies with which they trade. AustCo, Mayne Pharma and certain of their respective subsidiaries are parties to the Mayne Deed of Cross Guarantee. A revocation deed was signed on 13 September 2005 and will become effective on 14 March 2006. Until the deed of revocation becomes effective, the parties guarantee to external creditors the obligations of each other in the event of insolvency of any of the parties. Therefore, creditors will be subject to the same risks as they currently face until the deed of revocation becomes effective;
- AustCo in its own right will be a very substantial company:

DRAFT

22 SEPTEMBER 2005 7:33 PM

AustCo – Key Financial Ratios ($ millions)	Pro forma after Demerger (AGAAP) As at 30 June 2005
Total assets	1,925
Net borrowings	309
Shareholders' equity	800
EBITDA	
Year ended 30 June 2004	179
Year ended 30 June 2005	197

- AustCo's gearing based on the pro forma balance sheet as at 30 June 2005 is around 27.9%, which is higher than the gearing of Mayne of 10.2% before the Demerger. It is noted that AustCo is expected to be demerged with net debt of $450 million and therefore the actual level of gearing of AustCo upon the Demerger will exceed 27.9%. AustCo's net debt upon Demerger is higher than AustCo's pro forma net debt as at 30 June 2005 due to payment of the Mayne final dividend for the year ended 30 June 2005 and after taking account of the costs of the Demerger (ie. one-off costs) and expected operating cash flows and capital expenditure in the period to implementation of the Demerger. However, AustCo expects to generate strong operating cash flows which will be available to reduce gearing levels and improve interest cover over a relatively short period of time;
- AustCo is not expected to engage in any major capital expenditure or expansion program in the short term; and
- Mayne presently enjoys the following ratings from major ratings agencies:

Mayne – Credit Ratings	
Agency	Rating
Standard & Poor's	BB developing outlook
Moody's	Bal negative outlook

The credit rating agencies have indicated that the Demerger could have positive credit implications for AustCo, given the strength of the cash flows generated by AustCo's businesses, which are substantially underpinned by the Federal Government's healthcare funding;

- most trade creditors are short term in nature (ie. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to AustCo; and
- AustCo will have new finance facilities of $650 million. The providers of these facilities have made their own judgements as to AustCo's financial risk in the full knowledge of its position. These funding commitments by third party lenders suggest that the financial gearing of AustCo is reasonable;
- following the Demerger, AustCo will assume the liability associated with the US$291 million 2006 Yankee Bonds. It is expected that AustCo will repay these upon maturity in February 2006 by drawing down on its debt facility. Mayne intends to take out forward cover prior to implementation of the Demerger to hedge the currency risk associated with the repayment obligation in February 2006;
- Mayne intends to repay the US$200 million 2011 Senior Notes prior to implementation of the Demerger. Mayne's US$150 million interest rate swaps will also be closed out prior to the Demerger; and
- the directors of Mayne have stated that in their opinion the Demerger will not affect AustCo's ability to pay creditors or meet debts as and when they fall due.

22 SEPTEMBER 2005 7:33 PM

In Grant Samuel's opinion the creditors exposed to Mayne Pharma are not materially prejudiced by the Demerger:

- certain members of Faulding (a subsidiary of Mayne) are party to the Faulding Deed of Cross Guarantee. A deed of revocation was signed on [1 October 2005] and will become effective on [2 April 2006]. While Faulding will remain a subsidiary of Mayne Pharma pursuant to the Demerger, some of the businesses of Faulding will become subsidiaries of AustCo. Until the deed of revocation becomes effective, the parties to the Faulding Deed of Cross Guarantee guarantee to external creditors the obligations of each other in the event of insolvency of any of the parties. Therefore, creditors will be subject to the same risks as they currently face until the deed of revocation becomes effective;
- Mayne Pharma will be a substantial company, which is initially expected to have net cash of $25 million and pro forma shareholder's funds of $1.7 billion (as at 30 June 2005 under AGAAP);
- Mayne Pharma is expected to have new committed finance facilities totalling approximately $225 million, none of which is expected to be drawn down on completion of the Demerger. The providers of these facilities have made their own judgements as to Mayne Pharma's financial risk in the full knowledge of its position. These funding commitments by third party lenders represent an implicit endorsement of the financial capacity of Mayne Pharma; and
- the new facilities do not have unusually restrictive covenants or other restrictions and appear to provide sufficient flexibility to accommodate the growth of, or fluctuations in, Mayne Pharma's operations.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by Mayne, AustCo or Mayne Pharma to their creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of AustCo and Mayne Pharma.

DRAFT

8 Qualifications, Declarations and Consents

8.1 Qualifications

Grant Samuel and its related companies provide corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally. Grant Samuel's primary activity is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 335 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) CA (SA) ACMA and Hannah Crawford BCom LLB CA ASIA, each of whom has a significant number of years of experience in relevant corporate advisory matters. John Nelson BCom BEng (Hons) ASIA and Tina Fendl BCom CFA assisted in the preparation of the report. Each of the above is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Demerger is in the best interests of Mayne shareholders and as to whether it materially prejudices the interests of creditors. Grant Samuel expressly disclaims any liability to any Mayne shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by the Mayne, Mayne Pharma or AustCo to their respective creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of individual companies in the group with whom they conduct business.

Grant Samuel has had no involvement in the preparation of the Explanatory Memorandum and has not verified or approved any of the contents of the Explanatory Memorandum. Grant Samuel does not accept any responsibility for the contents of the Explanatory Memorandum (except for this report).

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed Demerger. Grant Samuel advises that:

- a small number of Grant Samuel executives or their related parties hold small parcels of Mayne shares;
- in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and
- in July 2001, Grant Samuel prepared an independent expert's report for FH Faulding & Co Limited in relation to the takeover offer by Mayne.

Grant Samuel had no involvement with, or interest in the outcome of, the proposed Demerger other than the preparation of this report.

Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed Demerger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

Mayne has agreed that, to the extent permitted by law, Mayne will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of the proportion of any liability found by a court to be attributable to any conduct involving gross negligence, wilful misconduct, reckless misbehaviour, fraud, or breach of the terms of the engagement letter by Grant Samuel. Mayne has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found to have been guilty of gross negligence, wilful misconduct, reckless misbehaviour, fraud, bad faith or breach of the terms of its engagement, in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to senior management and directors of Mayne and Mayne's financial advisers. Certain changes were made to this report as a result of the circulation of the draft report. However, there was no alteration to the methodology, conclusions or recommendations made to Mayne shareholders as a result of issuing the draft reports.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Explanatory Memorandum to be sent to Mayne shareholders in relation to the Demerger. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The opinion is made at the date of this report and reflects circumstances and conditions as at that date. Shareholders who are in doubt as to the action they should take should consult their own independent professional adviser.

The accompanying letter dated [22] September 2005 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
[22] September 2005

DRAFT

PART 13

In this document:

'1999 Mayne ESAP' means the Mayne employee share acquisition plan described in Part 6.2(a).

'1999 Plan Shares' means Mayne Shares allocated to certain employees of Mayne Group under the 1999 Mayne ESAP pursuant to the terms of an offer document issued to employees in June 1999 which are held by the Plan Manager on behalf of those employees.

'2004 Mayne ESAP' means the Mayne employee share acquisition plan described in Part 6.2(b).

'2004 Plan Shares' means Mayne Shares allocated to certain employees of Mayne Group under the 2004 Mayne ESAP pursuant to the terms of an offer document issued to employees in December 2004 which are held by the Plan Manager on behalf of those employees.

'ADR Depository' means The Bank of New York.

'ADR Holder' means a holder of an ADR.

'ADRs' means American Depository Receipts.

'AIFRS' means the Australian equivalents to International Financial Reporting Standards.

'ASIC' means the Australian Securities and Investments Commission.

'ASTC' means the ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532

'ASTC Settlement Rules' means the operating rules of the ASTC in its capacity as a CS facility licencee, as modified from time to time.

'ASX' means Australian Stock Exchange Limited.

'ATO' means the Australian Taxation Office.

'AustCo' means the legal entity which is currently named Mayne Group Limited and which if the Demerger is implemented will be renamed AustCo Limited ACN 004 073 410, following implementation of the Demerger and, where the context requires, means AustCo and each member of the AustCo Group.

'AustCo Board' means the board of directors of AustCo following implementation of the Demerger.

'AustCo Director' means a director of AustCo following implementation of the Demerger.

'AustCo Dividend Reinvestment Plan' means the dividend reinvestment plan established by the Mayne Board and currently in force in relation to Mayne.

'AustCo Group' means AustCo and each company that will be a subsidiary of AustCo following implementation of the Demerger.

'AustCo Share' means a fully paid ordinary share in the capital of AustCo.

'AustCo Share Registry' means ASX Perpetual Registrars Limited of Level 4, 333 Collins Street, Melbourne, Victoria, 3000 or GPO Box 1736P, Melbourne, Victoria, 3001.

'A$'**, **'$' or **'cents'** means the lawful currency of Australia.

'Biologici' means Biologici Italia Laboratories Srl.

'Business Day' has the meaning given to that term in the Listing Rules.

'Capital Reduction' means the reduction of the share capital of Mayne by an amount of up to A$1,756 million applied equally against each Mayne Share on issue as at the Record Date.

'Capital Reduction Entitlement' means, in relation to a Mayne shareholder, the amount of A$2.49 multiplied by the number of Mayne Shares held by that shareholder on the Record Date.

'Capital Reduction Resolution' means the ordinary resolution to approve the Capital Reduction to be considered by Mayne shareholders at the General Meeting.

'CGT' means capital gains tax.

'CHESS' means the Clearing House Electronic Subregister System.

'Consumer Products' or **'AustCo Consumer Products'** means the consumer products business to be operated by AustCo following implementation of the Demerger.

'Corporations Act' means the Corporations Act 2001 (Commonwealth).

'Court' means the Supreme Court of Victoria.

'Deed Poll' means the deed poll in favour of Mayne shareholders, in the form of Part 10 of this document (subject to any amendments permitted by its terms), under which Mayne Pharma undertakes to take the steps required to be taken by it for proper implementation of the Scheme.

'Demerger' means the demerger of Mayne Pharma from Mayne to be implemented in the manner as more fully described in this document, in accordance with the terms of the Capital Reduction and the Scheme.

'Demerger Date' means 30 November 2005 or such other date as determined by the Mayne Board.

'Demerger Deed' means the deed dated [date] between Mayne Pharma and Mayne dealing with transitional and miscellaneous commercial issues arising in connection with the legal and economic separation of Mayne Pharma from Mayne, a summary of which is set out in Part 5.9(b) of this document.

'Demerger Proposal' means the proposal by Mayne to effect the Demerger.

'Diagnostic Imaging' or **'AustCo Diagnostic Imaging'** means the diagnostic imaging business to be operated by AustCo following implementation of the Demerger.

'Effective Date' means the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC.

'Eligible Shareholders' means Mayne shareholders on the Record Date who are not Ineligible Overseas Shareholders.

'Explanatory Statement' has the meaning given to it in Part 5.1 of the Corporations Act.

'Faulding' means F H Faulding & Co Limited, ACN 007 870 984.

'Faulding Deed of Cross Guarantee' means the deed of cross guarantee dated 15 June 1999, entered into by various members of the Faulding Group, as amended by various assumption deeds, notices of disposal and other amending agreements.

'Faulding Employees' means employees employed directly by Faulding or any of its subsidiaries (other than Faulding Healthcare Pty Limited, ACN 000 875 034) immediately prior to the Demerger.

'Faulding Group' means Faulding and each company that is a subsidiary of Faulding prior to the Demerger.

'Faulding Orals' means the oral products business operated by Faulding prior to 2001.

'Federal Government' means the Australian Federal Government.

'FY' means a fiscal year.

'General Meeting' means the general meeting of Mayne shareholders convened to consider the resolutions set out in the notice of general meeting set out at pages [xx to xx] of this document and to be held at 10:00 am on 16 November 2005.

'General Meeting Proxy Form' means the pink proxy form for the General Meeting accompanying this document.

'Grant Samuel' means Grant Samuel & Associates Pty Limited.

'GST' has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

'Hameln' means Hameln Pharmaceuticals GmbH.

'Implementation Deed' means the deed dated [date] between Mayne and Mayne Pharma under which each party undertakes specific obligations to give effect to the Demerger, a summary of which is set out in Part 5.9(a) of this document.

'Independent Expert' means Grant Samuel.

'Ineligible Overseas Shareholder' means a Mayne shareholder whose address on the Mayne Share Register on the Record Date is in any jurisdiction other than Australia and its external territories, Hong Kong, New Zealand, Singapore, the United Kingdom or the United States.

'Intas' means Intas Pharmaceuticals Limited.

'Intra-tech' means Intra-tech Healthcare Limited.

'Ivax' means Ivax International GmbH.

'Internal Restructure Agreements' means the agreements referred to in Part 5.9(c).

'Investigating Accountant' means KPMG.

'Investigating Accountant's Report' means the report of the Investigating Accountant set out in Part 11 of this document.

'Listing Rules' means the official listing rules of ASX from time to time as modified by any express written waiver given by ASX.

'Logistics Business' means the logistics business operated by Mayne before its divestment in February 2003.

'Mayne' means Mayne Group Limited ACN 004 073 410 and, where the context requires, includes Mayne Group Limited and each member of the Mayne Group before implementation of the Demerger.

'Mayne Board' means the board of directors of Mayne as at the date of this document.

'Mayne Deed of Cross Guarantee' means the deed of cross guarantee dated 5 June 2001, entered into by various members of the Mayne Group, as amended by various assumption deeds.

'Mayne Director' means a director of Mayne as at the date of this document.

'Mayne Employees' means employees who are currently employed by the Mayne Group and who are not Mayne Pharma Employees.

'Mayne ESOS' means the Mayne Group Limited executive share option scheme described in Part 6.2(c).

'Mayne Group' means Mayne and each company that is a subsidiary of Mayne before implementation of the Demerger.

'Mayne NEDP' means the Mayne Group Limited non-executive directors' share plan described in Part 6.2(f).

'Mayne PSP' means the Mayne Group Limited performance share plan described in Part 6.2(e)

'Mayne Pharma' means Mayne Pharma Pty Limited ACN 097 064 330 (which, from the date on which ASIC alters the company's registration under section 164 of the Corporations Act as described in Part 8.12 of this document, will be known as Mayne Pharma Limited ACN 097 064 330) and, where the context requires, includes each member of the Mayne Pharma Group.

'Mayne Pharma Board' means the board of directors of Mayne Pharma.

'Mayne Pharma Director' means a director of Mayne Pharma.

'Mayne Pharma Employees' means employees of Mayne Pharma and each company that is a subsidiary of Mayne Pharma before implementation of the Demerger.

'Mayne Pharma ESP' means the Mayne Pharma employee share plan described in Part 6.4(a).

'Mayne Pharma ESOP' means the Mayne Pharma executive share option plan described in Part 6.4(b).

'Mayne Pharma Group' means Mayne Pharma and each company that will be a subsidiary of Mayne Pharma following implementation of the Demerger.

'Mayne Pharma SESTIP' means the Mayne Pharma senior executive short term incentive plan described in Part 6.4(c).

'Mayne Pharma Share' means a fully paid ordinary share in the capital of Mayne Pharma.

'Mayne Pharma Share Register' means the register of Mayne Pharma shareholders maintained under section 169 of the Corporations Act.

'Mayne SESTIP' means the Mayne Group Limited senior executive short term incentive plan described in Part 6.2(d).

'Mayne Share' means a fully paid ordinary share in the capital of Mayne.

'Mayne Share Register' means the register of Mayne shareholders maintained under section 169 of the Corporations Act.

'Mayne Share Registry' means ASX Perpetual Registrars Limited of Level 4, 333 Collins Street, Melbourne, Victoria, 3000 or GPO Box 1736P, Melbourne, Victoria, 3001.

'Mylan' means Mylan Laboratories Inc...

'NaPro' means NaPro Biotherapeutics Inc...

'Nominee' means the nominee appointed by Mayne as contemplated by clause 5 of the Scheme to sell or facilitate the transfer of the Mayne Pharma Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme.

'Onkoworks' means Onkoworks Gesellschaft für Herstellung und Vertrieb onkologischer Spezialpräparate GmbH

'Paragraph IV' has the meaning given to that term in Part 3.2(d) of this document.

'Pathology' or **'AustCo Pathology'** means the pathology business to be operated by AustCo following implementation of the Demerger.

'PBS' means the Pharmaceutical Benefits Scheme, a Federal Government reimbursement scheme for pharmaceuticals in Australia.

'Plan Manager' means Mayne Employee Share Acquisition Plan Pty Limited ACN 085 060 046, a wholly owned subsidiary of Mayne.

'Pharmacy' or **'AustCo Pharmacy'** means the pharmacy services business to be operated by AustCo following implementation of the Demerger.

'Pharmacy Guild Agreements' has the meaning given to that term in Part 4.4(a) of this document.

'PLIVA' means Pliva Hrvatska d.o.o.

'Record Date' means 7:00 pm on the fifth business day after the Effective Date.

'SARs' means the share acquisition rights granted under the Mayne PSP.

'Scheme' means the scheme of arrangement under part 5.1 of the Corporations Act between Mayne and its shareholders, as described in this document subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

'Scheme Meeting' means the meeting of Mayne shareholders ordered by the Court to be held to consider the resolution set out in the notice of meeting set out at pages [xx to xx] of this document to be held at 10:30 am on 16 November 2005 or as soon thereafter as the General Meeting has concluded or been adjourned.

'Scheme Meeting Proxy Form' means the blue proxy form for the Scheme Meeting accompanying this document.

'SEC' means the US Securities and Exchange Commission.

'Second Court Hearing' means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

'Strides' means Strides Arcolab Limited.

'Teva' means Teva Pharmaceuticals Industries Limited.

'US' or **'United States'** means the United States of America.

'US$' means the lawful currency of the United States of America.

'Zydus Cadila' means Cadila Healthcare Limited, a member of the Zydus Cadila group.

PART 14

The following is a glossary of technical terms used in this document.

'ampoules' are small glass containers that are flame-sealed after filling and used primarily as containers for injectable products.

'ANDA' means an abbreviated new drug application (being a product application process under the United States Hatch-Waxman Act 1984 for the approval of generic equivalent of a drug that has been previously approved by the FDA).

'angiography' is the examination of the blood vessels using x-rays following the injection of a radiopaque substance.

'anti-infectives' are injectable drugs which are capable of preventing or counteracting infection.

'API' means an active pharmaceutical ingredient.

'ARTG' means the Australian Register of Therapeutic Goods.

'Aquasol®' is a brand of injectable multivitamins.

'aseptically' is using methods to protect against infection by pathogenic micro-organisms.

'authorised generics' is explained in Part 3.2(a) of the document.

'Betadine®' is a brand of antiseptic.

'bioavailability' is the degree to which or rate at which a drug is absorbed or becomes available to the target tissue after administration.

'bioequivalence' is the circumstance where two different drugs (e.g. a brand-name drug and its generic equivalent) have the same potency and bioavailability, assuming equal doses.

'biologics' are medicines whose efficacy comes from large complex protein molecules devised from living cells.

'Biogenerics' has the meaning given in Part 3.2(a) of this document.

'branded generics' has the meaning given in Part 3.2(a) of this document.

'CAGR' means compound average growth rate.

'carboplatin' is a chemotherapy drug used to treat cancer.

'chemotherapy' is the treatment of disease by means of chemicals that have a specific toxic effect.

'cGMP' means current Good Manufacturing Practices, as that term is in the US Code of Federal Regulations and the Australian Code of Good Manufacturing Practice.

'commodity generics' has the meaning given in Part 3.2 of this document.

'CT' means a computerised tomography medical system.

'cytotoxic drugs' are drugs that are directly toxic to cells, preventing their reproduction or growth and are used in chemotherapy treatments for cancer treatment.

'desferrioxamine' is a natural drug which forms iron complexes and is used as a chelating agent, particularly in the form of its mesylate.

'DEXA' is a measure of bone mineral density.

'Doryx®' is a brand of an anti-infective drug.

'EBIT' means earnings before interest and tax.

'EBITA' means earnings before interest, tax and amortisation.

'EBITDA' means earnings before interest, tax, depreciation and amortisation.

'EMEA' means Europe, the Middle East and Africa.

'Eligard®' is a brand of a prostate cancer drug.

'Eryc®' is a brand of a modified-release antibiotic.

'fluconazole' is a broad spectrum anti-fungal drug administered either orally or by injection which is used in the treatment of systemic fungal infections.

'fluoroscopy' is an X-ray procedure that makes it possible to see internal organs in motion.

'GAAP' means Generally Accepted Accounting Principles in Australia.

'Gabitril®' is a brand of epilepsy drug.

'GDP' means gross domestic product.

'GPOs' means group purchasing organisations.

'GPs' means general practitioners.

'Granocyte®' is a brand of a cell-growth factor drug.

'HIC' means the Health Insurance Commission.

'hypercalcemia' is a medical condition in which abnormally high concentrations of calcium compounds are found in the bloodstream.

'irinotecan' is a chemotherapy drug used to treat cancer.

'Kapanol®' is a brand of sustained-release morphine product.

'Kytril®' is a brand of a drug for oncology related nausea.

'LMV' or **'local market value'** of a product refers to the value of sales of the equivalent branded product in the market or markets in which Mayne Pharma anticipates launching that product.

'Medicare' means a national health insurance program for all Australians, introduced in 1983, financed by a tax levy.

'Medicare Safety Net' or **'Safety Net'** means a system introduced by the Australian Federal Government which provides that once a patient's aggregate out-of-pocket exceeds a set threshold, the safety net reimburses the patient 80% of subsequent out-of-pocket costs.

'modalities' are different methods of performing radiological examinations such as x-ray, ultrasound, CT and MRI.

'molecule' is a collection of atoms that create a compound that can be used for a pharmaceutical purpose.

'MRI' means magnetic resonance imaging.

'MVI®' is a brand of an injectable multivitamin.

'NDA' means a new drug application (being the product application process under the United States Hatch-Waxman Act 1984 which is to be approved by the FDA).

'nutriceuticals' are dietary supplements, in the form of vitamin, mineral, herbal and other health supplements.

'oncology drugs' are drugs for treating cancers and tumours.

'OPG' is a medical imaging model used in dentistry.

'paclitaxel' is a chemotherapy drug derived from the bark of the Pacific yew tree and used in the treatment of various cancers.

'pamidronate' is a hypercalcemia drug administered as an intravenous infusion.

'patient co-payment' is the difference between what a medical service provider charges to a patient for a medial service and what the government reimburses the patient for that service.

'Paxene®' is a brand of alternative paclitaxel drug.

'PIIP' has the meaning given to it in Part 3.2(d) of this document.

'P3' has the meaning given to it in Part 3.2(d) of this document.

'Royal Australian & New Zealand College of Radiologists' is the professional body of the medical specialists who practise radiology and radiation oncology.

'script' is a written order by a physician (e.g. a prescription script), for the preparation and administration of a medicine or other treatment.

'SKUs' means stock-keeping units.

'specialty products' has the meaning given in Part 3.2 of this document.

'Synergy Operating Systems™' is a Pharmacy offering that provides a suite of cost-effective systems and programs that enable independent pharmacies to operate their businesses more efficiently and profitably, without committing to a full brand offering.

'teleradiology' is the electronic transmission of radiological radiographic images from one location to another for the purposes of interpretation and/or consultation. Users in different locations may simultaneously view images with greater access to secondary consultations and improved continuing education.

'TGA' means the Australian Therapeutic Goods Administration.

'US/FDA' means the United States Food and Drug Administration.

'vials' are small containers (either glass or plastic), usually with a rubber closure, used primarily as containers for injectable products.



1 Notice of General Meeting of Mayne Group Limited

2 Notice of Court-ordered meeting of holders of Mayne Shares

1. Notice of General Meeting of Mayne Group Limited

Notice is given that a general meeting of Mayne Group Limited (the 'Company') shareholders will be held at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria on 16 November 2005 at 10:00 am for the purpose of transacting the following business.

Terms used in this notice have the same meaning as set out in the Defined Terms in Part 13 of the document of which this notice forms part.

(a) Business of the General Meeting

Resolution 1 – Capital Reduction

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to and conditional on the Scheme coming into effect in accordance with section 411(10) of the Corporations Act, the Company's share capital is reduced by an aggregate amount of up to A$1,746 million and that:

(a) the amount of A$2.49 per share be applied equally against the number of ordinary shares of the Company on issue as at the Record Date in accordance with the Scheme; and

(b) the amount of A$149 million be applied against the value of the Company's shareholding in Mayne Pharma Limited.'

Resolution 2 – Change of name

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That subject to and conditional on the Scheme coming into effect in accordance with section 411(10) of the Corporations Act, for the purposes of section 157(1) of the Corporations Act 2001 (Cth) and for all other purposes, the Company adopt 'AustCo Limited' as the name of the Company with effect from the Effective Date and the Company's constitution be amended accordingly.'

By order of the Board

SIGNATURE TO BE INSERTED

Tim Paine
Company Secretary

[xxx] October 2005

(b) Voting

How to vote

Shareholders can vote in either of two ways:

- by attending the General Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the pink Proxy Form accompanying the document of which this notice forms part.

Voting in person or by attorney

Shareholders are asked to arrive at the venue 30 minutes prior to the time designated for the General Meeting to allow for registration for the meeting. A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Mayne Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the General Meeting.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the General Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholders' votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a Mayne shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the shareholder's behalf on the poll and the Mayne Shares the subject of the proxy appointment will not be counted in computing the required majority.
- Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the

nominated proxy does not attend the General Meeting, the chairman of the General Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the General Meeting, the company secretary of Mayne or any Mayne Director that do not contain a direction will be used to support the Capital Reduction Resolution and the resolution for the change of name, as applicable.

- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by the Mayne Share Registry by 10:30 am on 14 November 2005.
- Completed proxy form(s) should be sent to the Mayne Share Registry using one of the reply-paid envelopes provided with the document.
- To be effective, proxy forms must be:
  - sent to the Mayne Share Registry (using the reply envelope included with the document) at Level 4, 333 Collins Street, Melbourne, VIC 3000;
  - faxed to (03) 8614 2909 from within Australia or +61 3 8614 2909 from overseas; or
  - sent to Mayne's registered office at 390 St Kilda Road, Melbourne, VIC 3004,

  so that they are received by no later than 10:30 am on 14 November 2005. Proxy forms received after this time will be invalid.
- The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Mayne Share Registry at either of the above addresses or by facsimile transmission by 10:30 am on 14 November 2005. If facsimile transmission is used, the power of attorney must be certified.

(c) Shareholders who are entitled to vote

In accordance with regulation 7.11.38 of the Corporations Regulations, Mayne has determined that the time for determining eligibility to vote at the General Meeting is 7:00 pm on 14 November 2005. Only those shareholders entered on the Mayne Share Register at that time will be entitled to attend and vote at the General Meeting.

(d) Explanatory notes on the business to be conducted at the General Meeting

These notes explain the items of business to be considered at the General Meeting. If you would like any more information, please contact the Mayne Share Registry on 1300 727 265 (within Australia) or +61 3 9615 9128 (international number).

Resolution 1 – Capital Reduction

The Capital Reduction Resolution is being put to shareholders to obtain approval under section 256C of the Corporations Act to an equal reduction in Mayne's share capital under section 256B of the Corporations Act, of an amount up to A$1,746 million. The reduction is to be effected and satisfied by appropriating an amount of up to A$2.49 per share, or approximately A$1,597 million to or for the benefit of shareholders at the Record Date, and will be applied in accordance with the Scheme, with a further A$149 million to be applied against the Company's share capital to reflect the diminution in the value of the Company's shareholding in Mayne Pharma that will occur if the Scheme is implemented.

The Capital Reduction Resolution is being proposed in connection with the Scheme and the Scheme is conditional on, amongst other things, the passing of the Capital Reduction Resolution.

The effect on Mayne and its shareholders if the Capital Reduction Resolution is passed, together with all other factors which are material to the making of a decision by shareholders whether to approve the Capital Reduction Resolution, is set out in the document of which this notice of meeting forms part.

If the Capital Reduction Resolution is passed by the requisite majority of shareholders present and voting at the General Meeting (whether in person or by proxy), it will take effect provided the Scheme is approved by the requisite majority of shareholders and by the Court and all other conditions relating to the Scheme are satisfied.

The Mayne Directors believe that, taking into account all relevant maters, the Capital Reduction is in the best interest of Mayne and its shareholders, and will not materially prejudice the ability of Mayne to pay its creditors.

Each Mayne Director recommends that you vote in favour of the Capital Reduction Resolution, and intends to vote all Mayne Shares controlled by them in favour of that resolution.

Resolution 2 – Change of name

This resolution is being put to shareholders to obtain approval by a special resolution under section 157(1) of the Corporations Act to a change in name of the Company. The Company proposes to change its name from Mayne Group Limited to AustCo Limited in order to reflect the impact of the Demerger on the Company's operations and the fact that Mayne Pharma, and not the Company, will continue to operate under the Mayne name after the Demerger.

If the change of name resolution is passed by a special majority of all shareholders present and voting at the General Meeting (whether in person or by proxy), it will take effect provided that the Scheme is approved by the requisite majority of shareholders and by the Court and all other conditions to the Scheme are satisfied. The change of name is also subject to, and will take effect when, ASIC effects the change and alters the Company's registration details. This is expected to occur on or around the Effective Date.

Shareholder approval of the change of name is a condition precedent to the Scheme taking effect, but that condition may be waived by Mayne in its absolute discretion. If the change of name resolution is not passed and Mayne elects not to waive the condition then the Demerger will not proceed. If the change of name resolution is not passed and Mayne elects to waive the condition, then Mayne will convene a further general meeting of shareholders to consider another change of name resolution in due course.

Each Mayne Director recommends that you vote in favour of the change of name resolution and intends to vote all Mayne Shares controlled by them in favour of the resolution.

2. Notice of Court-ordered meeting of holders of Mayne Shares

By an Order of the Supreme Court of Victoria made on [7 October 2005] pursuant to section 411(1) of the Corporations Act, a meeting of shareholders will be held at ANZ Pavilion, The Arts Centre, 100 St Kilda Road, Melbourne, Victoria on 16 November 2005 at 10:30 am or as soon thereafter as the General Meeting of Mayne has concluded or been adjourned.

The Court has also directed that [Peter Willcox] act as chairman of the meeting or failing him [Paul McClintock], and has directed the chairman to report the result of the meeting to the Court.

To enable you to make an informed voting decision, further information on the Scheme is set out in the document of which the notice convening the meeting forms part. Terms used in this notice have the same meaning as set out in the Defined Terms in Part 13 of the document of which this notice forms part.

(a) Business of the meeting

To consider and, if thought fit, pass the following resolution:

'That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the company and the holders of its ordinary shares as contained in and more particularly described in the document of which the notice convening this meeting forms part is approved (with or without modification as approved by the Supreme Court of Victoria).'

(b) Voting

How to vote

Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the blue proxy form accompanying the document of which this notice forms part.

Voting in person (or by attorney)

Shareholders are asked to arrive at the venue one hour prior to the time designated for the Scheme Meeting to allow for registration for the meeting. A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Mayne Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting.

Voting by Proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Scheme Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a Mayne shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote in the shareholder's behalf on the poll, and the Mayne Shares the subject if the proxy appointment will not be counted in computing the required majority.
- Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the Scheme Meeting, the company secretary of Mayne or any Mayne Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by the Mayne Share Registry by 10:30 am on 14 November 2005.
- Completed proxy forms should be sent to the Mayne Share Registry using one of the reply-paid envelopes provided with the document.

- To be effective, Scheme Meeting Proxy Forms must be:
  - sent to the Mayne Share Registry (using the reply envelope include with the document) at Level 4, 333 Collins Street, Melbourne, VIC 3000;
  - faxed to (03) 8614 2909 from within Australia or +61 3 8614 2909 from overseas; or
  - sent to Mayne's registered office at 390 St Kilda Road, Melbourne, VIC 3004,

  so that they are received by no later than 10:30 am on 14 November 2005. Proxy Forms received after this time will be invalid.
- The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Mayne Share Registry at either of the above addresses or by facsimile transmission by 10:30 am on 14 November 2005. If facsimile transmission is used, the power of attorney must be certified.

(c) Mayne shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Scheme Meeting is 7:00 pm on 14 November 2005. Only those shareholders entered on the Mayne Share Register at that time will be entitled to attend and vote at the Scheme Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become effective the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority and the other conditions precedent to the Scheme are satisfied, Mayne intends to apply to the Court on 18 November 2005 for approval of the Scheme.

This page has been intentionally left blank.

FINANCIAL ADVISOR
Morgan Stanley
Level 53
101 Collins Street
Melbourne VIC 3000

LEGAL ADVISOR
Clayton Utz
Levels 22-35
1 O'Connell Street
Sydney NSW 2000

INVESTIGATING ACCOUNTANT
KPMG
161 Collins Street
Melbourne VIC 3000

AUDITOR
KPMG
161 Collins Street
Melbourne VIC 3000

INDEPENDENT EXPERT
Grant Samuel & Associates
Level 6
1 Collins Street
Melbourne VIC 3000

MAYNE GROUP LIMITED
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia

Registered Office
Level 21, 390 St Kilda Road Melbourne
Victoria 3004 Australia

Telephone 61 3 9868 0700
Facsimile 61 3 9867 1179

SHARE REGISTRY AND DEMERGER INQUIRIES

Share Registry and demerger inquiries
ASX Perpetual Registrars Limited
Level 4
333 Collins Street Melbourne
Victoria 3000 Australia
Telephone 1300 727 265
61 3 9615 9128
Facsimile 61 3 9615 9900
61 3 8614 2909 (proxies only)
Email registrars@asxperpetual.com.au

INVESTOR AND ANALYST INQUIRIES

Mayne Investor Relations
Telephone 61 3 9868 0141
Facsimile 61 3 9868 0751
Email investor.relations@maynegroup.com

MAYNE WEBSITE
www.maynegroup.com

RECEIVED
2005 NOV -3 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual Review
2005

mayne

healthy outcomes





CONTENTS

Mayne Group Limited
ABN 56 004 073 410

The Annual Review 2005 is Mayne's concise annual report and is derived from the full Financial Report, which will be sent free of charge to any shareholder upon request, together with the Independent Auditor's Report.

All figures are in Australian dollars unless otherwise specified.

Mayne helps people to improve their health and wellbeing. THAT MEANS INVESTING IN NEW HEALTHCARE PRODUCTS AND SERVICES, STATE-OF-THE-ART TECHNOLOGY AND, MOST IMPORTANTLY, IN THE DEVELOPMENT OF OUR PEOPLE. WE'VE IMPROVED OUR QUALITY PROCEDURES, EVALUATED STRATEGIC OPPORTUNITIES FOR OUR BUSINESSES AND FORMED VALUABLE PARTNERSHIPS FOR THE FUTURE.

OUR COMMITMENT TO GROWING THE VALUE OF OUR HEALTHCARE BUSINESSES WILL CONTINUE to deliver healthy outcomes **for everyone**



MAYNE PHARMA'S GLOBAL PRESENCE

MAYNE PHARMA IS FURTHER EXPANDING ITS PHARMACEUTICAL BUSINESS INTERNATIONALLY – WITH AN INCREASING INVOLVEMENT IN HIGH VALUE AND COMPLEX PRODUCTS, DELIVERED VIA A GLOBALLY COST-EFFECTIVE SUPPLY CHAIN.


Austria ❸
Bahrain ❸
Baltic States ❸
Belarus ❸
Belgium ❷
Bulgaria ❸
Cyprus ❸
Czech Republic ❸
Denmark ❷
Egypt ❸
Finland ❷
France ❷
Germany ❶ ❷
Greece ❸
Hungary ❸
Iran ❸
Ireland ❷
Italy ❷
Jordan ❸
Kazakhstan ❸
Kuwait ❸
Lebanon ❸
Libya ❸
London, UK ❶
Mauritius ❸
Midlands, UK ❶ ❷
Morocco ❸
Netherlands ❸
Norway ❷
Oman ❸
Poland ❸
Portugal ❷
Qatar ❸
Romania ❸
Russia ❸
Saudi Arabia ❷
Slovakia ❸
South Africa ❸
Spain ❷
Sudan ❸
Sweden ❷
Syria ❸
Turkey ❸
Ukraine ❸
United Arab Emirates ❷
Uzbekistan ❸
Yemen ❸
EMEA
$327m
Canada ❷
USA (including Puerto Rico) ❶ ❷
americas
$156m
Australia ❶ ❷
Bangladesh ❸
Brunei ❸
China (including Hong Kong) ❷ ❸
India ❸
Indonesia ❸
Korea ❸
Malaysia ❷
New Zealand ❷
Pakistan ❸
Singapore ❷
Sri Lanka ❸
Taiwan ❸
Thailand ❸
The Phillipines ❸
Vietnam ❸
asia pacific

❶ Pharmaceuticals – manufacturing, research and development
❷ Pharmaceuticals – sales force
❸ Pharmaceuticals – distribution by third party

EXAMPLES OF MAYNE PHARMA'S 2005 ACTIVITIES

Europe PARTNERSHIP WITH PLIVA POSITIONS MAYNE TO CAPITALISE ON THE EMERGING BIOGENERICS MARKET.

Spain AGREEMENT WITH ROVI POSITIONS MAYNE IN EUROPE'S 4TH LARGEST PHARMACEUTICAL MARKET.

India PARTNERSHIPS FURTHER CONTRIBUTE TO DEVELOPING A GLOBALLY COMPETITIVE SUPPLY CHAIN.

Australia THE LAUNCH OF TWO NEW ANTI-CANCER DRUGS EXTENDS WHAT IS ALREADY THE LARGEST GENERIC ANTI-CANCER PHARMACEUTICAL RANGE IN AUSTRALIA.

United States MAYNE PHARMA'S FACILITY IN BOULDER, COLORADO, SURPASSED THE FORECAST PRODUCTION FOR PACLITAXEL, WHICH HELPS PATIENTS FIGHT CANCER.

MAYNE PHARMA RESEARCHES, DEVELOPS, MANUFACTURES AND DISTRIBUTES GENERIC AND SPECIALTY PHARMACEUTICALS, WITH AN EMPHASIS ON INJECTABLE CANCER TREATMENTS AND RELATED THERAPEUTIC AREAS. SEVERAL STRATEGIC PARTNERSHIPS IN EUROPE AND ASIA HELPED TO MAXIMISE OUR CAPABILITIES TO SERVICE THE MAJOR GLOBAL MARKETS.


pharmaceuticals
REVIEW OF OPERATIONS PAGE 18

ONE IN THREE PEOPLE WILL BE DIAGNOSED WITH CANCER DURING THEIR LIFETIME*. MANY OF THEM ARE NOW BEING TREATED WITH A MAYNE ONCOLOGY PRODUCT. MAYNE'S GLOBAL PRESENCE IS HELPING INDIVIDUALS RESUME THEIR NORMAL LIVES.

* Cancer Research UK



MAYNE'S AUSTRALIAN PRESENCE

MAYNE IS DELIVERING INCREASING RETURNS FROM ITS AUSTRALIAN PORTFOLIO OF BUSINESSES. GROWTH IS DRIVEN BY STRONG INDUSTRY DYNAMICS, SOUND MANAGEMENT AND FOCUS ON QUALITY.



Queensland
South Australia
New South Wales
Western Australia
Victoria

Market Presence in State

- Pharmacy
- Consumer Products
- Diagnostic Services*

* excludes Diagnostic Imaging in Western Australia and Australian Capital Territory

EXAMPLES OF MAYNE'S 2005 ACTIVITIES

New South Wales MAYNE PHARMACY'S RYDALMERE OPERATIONS IN NEW SOUTH WALES WERE UPGRADED TO ENHANCE ITS WHOLESALE DISTRIBUTION.

Queensland QML PATHOLOGY IS CONSTRUCTING A $35 MILLION PURPOSE-BUILT LABORATORY.

South Australia PHARMACY SALES OF BETADINE® GREW AT 15%. THE ANTISEPTIC AND THROAT GARGLE IS MANUFACTURED IN SALISBURY, SOUTH AUSTRALIA.

Victoria MAYNE HEALTH DIAGNOSTIC IMAGING LAUNCHED ITS NEW ANGIOGRAPHY SUITE AT THE NORTHERN HOSPITAL IN VICTORIA.

Western Australia ONE OF MAYNE'S LARGEST MEDICAL CENTRES WAS OPENED IN BUNBURY, WESTERN AUSTRALIA.

THE LIVES OF MANY AUSTRALIANS HAVE BEEN ASSISTED BY OUR INVESTMENT IN EXPERTISE, STATE-OF-THE-ART TECHNOLOGY AND SPECIALIST TREATMENTS. THROUGH THIS INVESTMENT, DIAGNOSTIC SERVICES IS AN IMPORTANT PART OF MAYNE, PROVIDING A CONSTANT AND GROWING EARNINGS STREAM.


diagnostic
services
REVIEW OF OPERATIONS PAGE 20

THE ARRIVAL OF A HEALTHY BABY IS A PRECIOUS MOMENT. THOUSANDS OF PARENTS HAVE BEEN ABLE TO FOLLOW THEIR CHILD'S DEVELOPMENT AND MONITOR ANY ASSOCIATED MEDICAL RISKS WITH THE HELP OF MAYNE'S DIAGNOSTIC IMAGING AND PATHOLOGY SERVICES.

MAYNE IS COMMITTED TO SUPPORTING COMMUNITY PHARMACY IN AUSTRALIA AND PROVIDING SUPERIOR SERVICE TO PHARMACISTS AT A COMPETITIVE PRICE. WE OWN RETAIL BRANDS CHEMMART® AND TERRY WHITE CHEMISTS®, AND WE PLAY A KEY ROLE IN THE NATIONWIDE WHOLESALE DISTRIBUTION OF PHARMACEUTICAL PRODUCTS TO BOTH BRANDED AND INDEPENDENT PHARMACIES.


macy
OPERATIONS PAGE 22

DIABETES AFFECTS MORE THAN ONE MILLION AUSTRALIANS*. REGARDLESS OF WHERE THEY LIVE, FROM CAPITAL CITIES TO REMOTE COUNTRY TOWNS, MAYNE'S WHOLESALE DISTRIBUTION SERVICES HELPS DIABETICS TO EFFECTIVELY MANAGE THE DISEASE BY ENSURING THEY CAN PURCHASE THE MEDICATION REQUIRED FROM THEIR LOCAL PHARMACY.

* Diabetes Australia



OUR CONSUMER PRODUCTS BUSINESS MANUFACTURES AND MARKETS A RANGE OF CONSUMER HEALTH BRANDS, IN PARTICULAR THE MARKET LEADING RANGE OF VITAMINS, MINERALS AND HEALTH SUPPLEMENTS. MAYNE'S BRAND MANAGEMENT SKILLS AND OWN MANUFACTURING HAVE ENABLED US TO MAINTAIN MARKET LEADERSHIP ACROSS AUSTRALIA'S COMBINED GROCERY AND PHARMACY RETAIL CHANNELS. OUR LEADING BRANDS INCLUDE NATURE'S OWN™, CENOVIS®, BIO-ORGANICS™, BETADINE® AND GOLDEN GLOW®.


products
REVIEW OF OPERATIONS PART 2

THROUGH TOUGH TRAINING REGIMES, MANY ATHLETES DEVELOP SORE KNEES, AFFECTING THEIR SPEED AND THE ABILITY TO CONTINUE RUNNING. TO SOME, IT CAN FEEL LIKE THEIR RUNNING DAYS ARE OVER. ATHLETES WHO WANT TO TAKE CONTROL OF THE SITUATION ARE NOW USING GLUCOSAMINE TO HELP PREVENT INJURY.



chairman's report

Over the last three years, Mayne Group Limited (Mayne) has undertaken a radical plan to focus our business activities on those segments within the healthcare industry that are expected to deliver strong returns for shareholders over the long term.

This strategy has required both the divestment of non-core assets as well as considerable investment, particularly in those of our businesses which your Board of Directors believes have the most significant potential.

In the last 36 months, Mayne has invested approximately $1.3 billion across our portfolio to ensure that our businesses remain leaders in their respective industry segments and are best placed to take advantage of opportunities that arise.

The steps we have taken to build our international pharmaceutical business have been particularly successful, with this business now contributing approximately 43% of Mayne's continuing business earnings before interest, tax and amortisation (EBITA).

Our international footprint

We have made significant investments in the United States, Europe, Australia and India, so that Mayne Pharma now has a broad geographic reach for generic, injectable medicines and a robust, new-product pipeline. Our sales and distribution platform spans more than 50 countries, we employ approximately 2000 staff and we have five FDA approved manufacturing facilities which help us maintain tight control over the availability and high quality of our products.

Our domestic focus

Our investments however, have not just been in Mayne Pharma. Since 1 July 2002, Mayne has invested almost $600 million in our domestic businesses – Pathology, Diagnostic Imaging, Pharmacy and Consumer Products – through capital expenditure and acquisitions. We have committed approximately $35 million to commission a new, state of the art, laboratory in Queensland for our pathology business. We have opened new medical centres, implemented some of the latest technologies for quickly and accurately diagnosing our imaging patients, and significantly increased the production of vitamins and minerals at our Virginia, Queensland manufacturing facility.

This growth strategy for our Australian businesses has clearly been successful with their combined EBITA increasing 35% over the last two years to $168 million in fiscal 2005.

Mayne has now achieved the position where each of its healthcare businesses has a leading position in its chosen market segment, and each is in a strong position to improve in the coming years.

'WE BELIEVE IN RIGOROUS ADHERENCE TO THE PRINCIPLES OF GOOD GOVERNANCE AND INTEGRITY in everything we do.' BOARD OF DIRECTORS



Proposed demerger

The breadth of Mayne's healthcare portfolio is unique in Australia and while this diversity has benefits, it became apparent that the strategic, management and operational characteristics of our global pharmaceutical business – Mayne Pharma – and the industry in which it operates were sufficiently different that your Board had the obligation of evaluating whether a demerger of this business would lead to improved shareholder value.

Following detailed work undertaken internally as well as by our external advisors, your Board determined that demerging and separately listing Mayne Pharma provided the best opportunity to deliver increased value to shareholders.

We are now working diligently to prepare a proposal that would result in a shareholder's investment in Mayne being split into two companies separately listed.

- A global, growth-oriented business focused on the research, development, manufacture, marketing and distribution of generic injectable and specialty pharmaceuticals; and
- An established and diversified Australian healthcare business with leading market positions in pathology, diagnostic imaging, pharmacy and health-related consumer products.

The benefits of such a demerger include increasing management and Board focus on each business' core activities, providing increased flexibility for each operation to pursue strategic growth opportunities and the opportunity to improve the alignment of management and employee compensation with increases in shareholder value, and delivering a more transparent organisational structure.

Since the first demerger announcement on 4 May 2005, Mayne's shares have traded substantially above the share price before the announcement. The Board believes this in part reflects the potential benefit of the demerger.

Importantly, the proposed demerger will give shareholders additional choice in their investment in the businesses. Shareholders will have the opportunity to invest in either of the separate companies or in both.

The separate companies will have different investment profiles.

Mayne's domestic businesses have a history of relatively stable earnings and cashflows, and will have a policy of paying a higher proportion of profits as dividends than Mayne Pharma.

Mayne Pharma, on the other hand, participates in the higher-growth and more volatile generic pharmaceuticals industry, where major factors influencing success include the ability to bring approved products to market as quickly as possible, and maintaining a globally competitive supply chain. Mayne Pharma is therefore likely to reinvest most of its profits back into its business to continue its growth trajectory and, consequently, is expected to have a lower dividend payout ratio than Mayne's domestic businesses over the long term.

My fellow Directors and I believe that, as a result of its historical performance and expected long term growth profile, Mayne Pharma is now of a size and scale that allow it to operate as a separate, stand-alone entity, and, because of that, now is the appropriate time for shareholders to consider a demerger.

To help ensure a smooth transition is achieved for both businesses, Paul McClintock has been appointed Deputy Chairman of Mayne. Upon completion of the demerger he will become Chairman of the domestic business and I will become Chairman of Mayne Pharma. We are both excited by the opportunities that exist for each business.

We are also fortunate to have identified two outstanding Chief Executive Officers in Robert Cooke and Thierry Soursac, who have exceptional expertise in the specific areas of Mayne that we propose to demerge. Both the domestic businesses and Mayne Pharma have tremendous potential and the quality of the individuals that have been attracted to these roles reflect the significant value creation opportunity that exists for each of them.

PETER WILLCOX


Dr Ian Blackburne


Mr Jim Hall


Mr Stuart James
GROUP MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER


Ms Carolyn Kay

Mr Peter Willcox
CHAIRMAN



Mr Paul McClintock


Mr Rowan Russell


Dr Nora Scheinkestel


Dr John Sime

group managing director & chief executive officer's report

The year in review

Mayne is focused on those segments in healthcare that we expect will deliver attractive returns to shareholders over the medium to long term. Our primary focus for the 2005 financial year was on continuing to improve the performance of all of our businesses, and I am pleased to advise that these efforts delivered a strong financial result.

Continuing business revenues increased 9% to $3.8 billion, and earnings before interest and tax (EBIT) from our continuing businesses increased 11% to $173.8 million. To compare EBIT on a like-for-like basis $2.4 million of debtors securitisation financing costs should be added back. On that basis, like-for-like EBIT (before significant items) increased 13% during the year to $176.2 million in comparison to $156.6 million in 2004.

Cash earnings per share grew 16% to 29.2 cents from 25.2 cents in the prior year.

In addition to reporting a strong operating performance, Mayne continues to be in a very sound financial position. We have low levels of net debt, and the strong operating earnings translated into higher operating cash flows.

Mayne remains determined to improve shareholder returns, and the steps we are taking to recommend the demerger and separate listing of Mayne Pharma indicate our confidence in Mayne's portfolio of businesses.

Mayne Pharma

Our injectable generic and specialty pharmaceutical business, Mayne Pharma, delivered a robust operating performance in 2005. Sales revenue for the continuing operations increased 36% to $655 million and EBITA increased 30% to a new high of $126 million.

The strong financial results were driven by our acquisitions in total performing to expectation, and by more success in expanding our overseas operations (particularly in Europe) as well as launching the injectable generic products carboplatin and fluconazole in the United States.

In early January 2005, we identified the need to undertake investments at our primary manufacturing facility in Mulgrave, Victoria. This resulted in a short extension to our annual repair and maintenance shutdown. I am pleased to report that the improvements to our manufacturing and quality processes at the plant have led to a significant lift in operating efficiencies and a steady reduction in average manufacturing cycle times.

We continued to seek out business development opportunities that will improve Mayne Pharma's long term competitiveness by marrying our broad international sales and distribution platform with a globally competitive supply chain.

We entered into a development and manufacturing agreement with Strides Arcolab and a contract manufacturing agreement with Intas, two Indian pharmaceutical companies; this will enable us to sell a comprehensive new range of injectable products in the United States and Europe.

Mayne Pharma also announced a strategic partnership with PLIVA d.d. that enables us to participate in the newly forming biogeneric medicine market.

We entered into a joint venture with Zydus-Cadila to construct and operate a new manufacturing facility for cytotoxic (anti-cancer) products that will diversify our production base and allow us to access international markets more quickly.









These strategic advances, together with a number of bolt-on acquisitions in Europe and continued investments in our manufacturing facilities around the world, provide the platform from which to drive Mayne Pharma to an even stronger future.

Mayne Diagnostic Services

Diagnostic Services also delivered a strong overall performance in 2005 with EBITA increasing 15% to $111 million on revenue growth of 7% to $856 million.

The impressive earnings growth was driven by our Pathology and Medical Centres businesses. In Pathology, operating performance improved across all States, with QML Pathology, Mayne Health Laverty Pathology and Western Diagnostic Pathology being the standouts. The focus in pathology over the last 12 months has been on increasing our range of niche, high-value services, increasing overall volumes through our laboratory network, and improving the speed of our testing.

Medical Centres reported its third consecutive year of rising EBITA and operating margins.

Diagnostic Imaging's second half EBITA margins improved over both the prior corresponding period and the first half, with continued investments being made in high-end imaging equipment, including teleradiology.

We also commenced rolling out a new incentive program for our imaging specialists, designed to continually improve levels of patient care and align remuneration with improvements in the operating performance of, and capital invested in, the business.

Mayne Consumer Products

Mayne Consumer Products delivered an exceptional result with continuing revenues increasing by 17% to $171 million and EBITA increasing more than 57% to $24.7 million.

We introduced innovative advertising and marketing campaigns for Nature's Own™ and Bio Organics™, with Sigrid Thornton and Dennis Lillee becoming the public faces of these brands. Furthermore, the ongoing strength in the nutriceutical market, increases in manufacturing and packaging efficiencies at our Virginia manufacturing facility, and tight management of trading and promotional expenses all contributed to the impressive result.

With our excellent nutriceutical brand portfolio, we have maintained market leadership in the grocery and pharmacy markets, with a combined market share of approximately 25%.

Mayne Pharmacy

Mayne Pharmacy's, reported revenue increased 4% as the business focused on refreshing its brands and retail services offering and delivering superior wholesaling services at competitive prices. While EBITA earnings decreased slightly to $32.6 million, the business lowered its financial risk by extracting over $200 million from its balance sheet through debtor securitisation and inventory management activities and further lowering its exposure under the Pharmacy Guarantee Scheme.

Pharmacy has made progress in the last 12 months in reinvigorating its management team with several new appointments. We have invested in our leading Terry White Chemists® and Chemmart® brands so that they offer an improved and compelling consumer shopping experience, and the business has reduced inventory levels in its core distribution business by approximately $40 million through rationalising slow and unprofitable product lines and improving forecasting and purchasing processes.

Pharmacy also took the lead in the industry by establishing a non-recourse debtor securitisation facility. With this now in place we have improved our operating cash flows, accessed a cheap source of financing, and we now have additional flexibility for future investment opportunities.

Pharmacy undertook significant measures to improve its business during the year so that it is in a stronger position now to face the challenges expected in the industry.

Summary

Mayne ended the 2005 year in a better position than when it started. We delivered strong earnings growth and a 16% increase in cash earnings per share. We also continued to implement a number of important initiatives that are designed to improve Mayne's competitiveness in the future.

STUART JAMES

Mr Stuart James
GROUP MANAGING DIRECTOR
& CHIEF EXECUTIVE OFFICER



'THE STEPS WE ARE TAKING TO RECOMMEND THE DEMERGER INDICATE our confidence in Mayne's portfolio of businesses.'

financial highlights

- STRONG 2005 FINANCIAL RESULT
- NET PROFIT AFTER TAX (BEFORE SIGNIFICANT ITEMS)[1] – UP 10%
- EARNINGS BEFORE INTEREST AND TAX (EBIT)[1] – UP 11%
- EBIT BEFORE SECURITISATION COSTS[1] – UP 13%
- CASH EPS[2] (BEFORE AMORTISATION AND SIGNIFICANT ITEMS) – UP 16%
- 2005 DIVIDENDS – 11 CENTS (FINAL DIVIDEND 50% FRANKED)

1 Continuing business

2 Reported earnings per share before amortisation and significant items

SALES REVENUE[1]

The strength in our continuing businesses is evident by the consistent increase in revenue over the past three years. Growth of 9.4% was recorded with 2005 revenue nearing $4 billion. Revenue growth has been driven by a combination of organic growth and acquisitions.



Continuing Business Sales Revenue
$3.2b
$3.5b
$3.8b
2003
2004
2005



Market Share Price
5
4
3
2
1 Jul 03
30 Sep 03
31 Dec 03
31 Mar 04
30 Jun 04
30 Sep 04
31 Dec 04
31 Mar 05
30 Jun 05

EBITA[1]

The strong EBITA results were driven by earnings growth across our Pharmaceuticals, Consumer Products, Pathology and Diagnostic Imaging businesses.

CASH EARNINGS PER SHARE[2]

Our cash earnings per share increased by 16% in 2005. This was due to the generation of a similar level of earnings from a much smaller business following the disposal of the Hospitals business and the return of capital to shareholders.

CAPITAL STRUCTURE

Mayne's gearing, measured as net debt over net debt plus equity, decreased to 10.1% at the end of 2005. This strong balance sheet position provides flexibility to ensure the appropriate capital structure is achieved for each of the demerged businesses, should the demerger proceed.

GROUP ASSETS

Group assets decreased slightly to $4.1 billion in 2005. The decline since 2003 reflects the reshaping of Mayne to focus on health and the return of proceeds from the sale of non-core assets to shareholders.



Continuing Business EBITA
$205.6m
$235.2m
$276.8m
6.5%
6.7%
7.2%
EBITA
— EBITA Margin
2003
2004
2005



Cash Earnings Per Share[2]
18.3
25.2
29.2
2003
2004
2005



Capital Structure
11.1%
15.3%
10.1%
2003
2004
2005



Group Assets
$4,658.6
$4,122.4
$4,090.7
2003
2004
2005

'OUR NUMBER ONE PRIORITY HAS BEEN DRIVING IMPROVEMENTS ACROSS OUR BUSINESSES. THIS HAS PAID OFF, WITH Mayne reporting a strong financial performance.'

MAYNE'S BUSINESS PORTFOLIO

MAYNE'S CORE BUSINESSES OPERATE IN ATTRACTIVE SECTORS IN HEALTH, WHERE THE BENEFITS OF DIVERSIFICATION INCLUDE RISK REDUCTION AND CAPITAL FLEXIBILITY. EACH OF THE BUSINESSES HAS A LEADING MARKET POSITION AND IS FOCUSED ON DELIVERING IMPROVED RETURNS TO INVESTORS.

Pharmaceuticals

- Mayne Pharma researches, develops, manufactures and distributes a range of generic, injectable pharmaceuticals to more than 60 countries. More than seven million units of oncology products are manufactured and distributed world-wide.
- One of its leading products, paclitaxel, is sold in more than 30 countries and generated more than $100 million in sales in 2005.
- The business was Victorian Exporter of the Year for 2004 and was recognised at the Australian Export Awards with the Large Advanced Manufacturer Award.

Diagnostic Services

- Mayne is one of Australia's largest pathology providers with more than nine million services performed annually at major laboratories around the country.
- Mayne Medical Centres provide quality healthcare for local communities, and its Belmont Medical Clinic was named 2004 Victorian General Practice of the Year.
- Mayne's diagnostic imaging network of more than 120 community and hospital based centres provides more than two million services to Australians each year.

Pharmacy

- With one of the country's most comprehensive national warehousing distribution networks, Mayne Pharmacy delivers a full range of products and services to branded and independent pharmacies around Australia. More than 16,000 product lines are delivered daily to approximately 3,000 pharmacies and hospitals.
- Mayne provides professional services to pharmacy customers to enhance their business through the provision of locums, IT systems and merchandising.
- Mayne continues to build upon its trusted and recognised pharmacy brands Chemmart® and Terry White Chemists® and supports the community pharmacy model.

Consumer Products

- Mayne Consumer Products is Australia's leading provider of nutriceuticals, marketing more than 500 health-related consumer products including several brands of vitamin and mineral supplements.
- Approximately 80% of all nutriceutical products sold by Mayne Consumer Products are now manufactured in-house at Virginia, Queensland.
- Nature's Own™ and Bio-Organics™ were strong performers in 2005 in part owing to a successful marketing strategy that included well-respected Australians who use these products.

POST DEMERGER

Australian domestic healthcare business

The proposed demerger will involve separate Australian listings of Mayne's global injectable pharmaceutical business (Mayne Pharma) and its domestic healthcare businesses (Mayne Diagnostic Services, Mayne Consumer Products and Mayne Pharmacy).

POST DEMERGER

Global pharmaceuticals business

OUR MAJOR BRANDS






pathology
diagnostic imaging
medical centres
diagnostic services
consumer products
mayne
pharmaceuticals
pharmacy
wholesale distribution
retail management


Betadine
Natural Nutrition

$3.8

BILLION REVENUE

Up 9.4% leading to 11% improvement in operating earnings

REVIEW OF OPERATIONS

summary

- SOLID FUTURE GROWTH PLATFORM FOR MAYNE PHARMA, WITH SALES REVENUE INCREASING 36%
- ROBUST PATHOLOGY RESULT, WITH EBITA UP 20%
- DIAGNOSTIC IMAGING STABILISED AND IMPROVEMENTS EMERGING
- PHARMACY REDUCED CAPITAL EMPLOYED IN ITS BUSINESS BY $210 MILLION THROUGH INVENTORY MANAGEMENT AND DEBTOR SECURITISATION
- EXCEPTIONAL CONSUMER PRODUCTS RESULT, WITH EBITA UP 57%

* Review of Operations Summary is for continuing businesses only and excludes significant items.

PHARMACEUTICALS

EBITA


43%

Highlights

Revenue growth of 36% to $655 million was recorded for 2005. Contributing to this strong growth was the full year contribution of the paclitaxel, Wasserburger and MVI® acquisitions completed in 2004. Importantly, the difficult but necessary decision to extend the shutdown of Mulgrave in January 2005 for manufacturing and quality improvements has delivered pleasing outcomes. EBITA growth of 30% to $126 million was driven by acquisitions and new product launches. EBITA margins were 19% in 2005.


Pharmaceuticals – Revenue
2003
2004
2005
$128m
$440m
$115m
$483m
$156m
$655m
Americas
EMEA
Asia Pacific


Pharmaceuticals – EBITA
2003
2004
2005
$96m
$97m
$126m

DIAGNOSTIC SERVICES
EBITA



38%

Highlights

Pathology, which includes our Medical Centres business, produced an excellent result in 2005 with EBITA increasing 20% to $82 million, driven largely by episode growth with incremental market share gains. Sales revenue increased to $569 million up 8% over the prior year. In Diagnostic Imaging, steady improvement was recorded, with revenue growth of 4% and EBITA consistent with those achieved in 2004. Average fees per examination increased and productivity improvements from the site-by-site review started to be realised in the second half.

PHARMACY
EBITA



11%

Highlights

Pharmacy recorded revenue growth of 4% to $2.15 billion in what was a year of transition for the business in a challenging operating environment. In 2005, Pharmacy reinvigorated its management team, achieved warehouse efficiencies and renewed its focus on the Terry White Chemists® and Chemmart® retail brands. Focus on reducing capital employed in Pharmacy led to improved operating cash flows and increased flexibility to redeploy capital in other business areas. EBITA margins declined due to volume shortfalls as well as gross margin pressure from competitive pricing, private label supply issues and generic substitution. Mayne was successful in containing operating costs during the year.

CONSUMER PRODUCTS
EBITA



8%

Highlights

Consumer Products had an exceptional 2005 financial performance. The business maintained market share of 25% across pharmacy and grocery in an expanding market. Sales revenue increased 17% over the prior corresponding period to $171 million. The result was supported by marketing initiatives and strong performances of the Nature's Own™ and Bio-Organics™ brands. EBITA margins surpassed 14%, compared with 11% in 2004. The margin increase was driven by higher volumes leading to economies of scale, an increased mix of higher margin products such as glucosamine, and efficient sales and marketing spend.

'MAYNE IMPROVED THE COMPETITIVE POSITIONING OF EACH BUSINESS, PROVIDING a solid platform for future growth.'



Diagnostic Services – Revenue
2003
$627m
2004
$803m
2005
$856m
Diagnostic Services – EBITA
2003
$76m
2004
$96m
2005
$111m



Pharmacy – Revenue
2003
$1943m
2004
$2069m
2005
$2148m
Pharmacy – EBITA
2003
$42m
2004
$39m
2005
$33m



Consumer Products – Revenue
2003
$156m
2004
$146m
2005
$171m
Consumer Services – EBITA
2003
$7m
2004
$16m
2005
$25m

$655
MILLION REVENUE

Business acquisitions and in-licensing arrangements drove revenues up by 36% in 2005

REVIEW OF OPERATIONS

pharmaceuticals

Mayne Pharma researches, develops, manufactures and distributes generic and specialty pharmaceuticals with an emphasis on injectable cancer treatments and related therapeutic areas.

To drive its high growth strategy, Mayne Pharma made a number of strategic acquisitions and partnerships during 2005 that further cemented its position as an international leader in generic injectable medicines and expanded the business into the newly forming biogeneric arena.

Mayne Pharma continued to reinvest profits in research and development, acquisition and in-licensing activities to expand the business and consolidate its market position.

Total revenue grew by 36%, in line with expectations, while EBITA increased approximately 30%. Strong sales growth was recorded in both Mayne Pharma's generic and proprietary portfolios. Performance was particularly strong in Europe, where sales increased by 60% and earnings by more than 150%.



As planned, this growth was fuelled by successful acquisitions and licensing agreements, the launch of key products from the development pipeline, a low-cost supply chain focus, and continued geographic expansion.

Impressive performance

Over the last financial year the cancer treatment paclitaxel performed well for Mayne Pharma across the globe.

Paclitaxel, a major investment in 2004, secured clear generic sales leadership for the product in Europe and continued its robust performance in Asia Pacific and the United States.

Mayne Pharma's two other major purchases in 2004 – the Wasserburg manufacturing plant in Germany and the MVI® suite of injectable multivitamins – also performed well so that across Mayne's three major acquisitions, sales and earnings contributions met expectations.

The launch of vinorelbine and irinotecan, two new generic cancer fighting drugs, exceeded expectations in Australia and further cemented Mayne Pharma's place as Australia's leading provider of injectable generics. In Europe, the cancer-related treatment pamidronate retained more than 50% of the market despite increasing competition.

Mayne Pharma's launch of the anti-fungal fluconazole in the United States secured 28% of the market. By offering the drug in a safer, break resistant plastic bag, Mayne Pharma performed well against those of its rivals, which used traditional glass vials.

Challenges

England's Court of Appeal and Australia's Federal Court ruled that Mayne Pharma's formulation of epirubicin, which is commonly used to treat breast cancer, infringes the innovator's patent. A significant item of $7 million (after tax) was recorded to provide for costs associated with the epirubicin litigation and Mayne Pharma is separately challenging the Australian patent extension to June 2011. Mayne Pharma intends to launch this product in Europe following patent expiry in June 2006.

The injectable anti-cancer drug carboplatin was launched on schedule into the United States, where it was subject to extreme price competition. Within months of launch the price had declined by more than 90%; however, the drug remains profitable and has secured market share in line with expectations.

There was intense price competition in the United States in general – driven, in part, by established pharmaceutical companies defending their sales against a range of new entrants.

In November 2004, Mayne Pharma's supply of the cancer treatment methotrexate for sales in the US was interrupted due to supplier issues. Mayne Pharma worked closely with regulatory authorities to address the shortage, and is now supplying the US with methotrexate manufactured at the Mulgrave facility in Victoria.

During 2005, the decision was taken to withdraw from the Latin American market. Low-cost, low-quality manufacturers dominate the market and have established conditions in which it is uncommercial for Mayne Pharma to compete, with its higher quality, higher cost products.

Acquisitions driving growth

The acquisition of Intra-tech Healthcare in the United Kingdom has provided Mayne Pharma with a leading position in the market for aseptic manufacturing services (pre-filled syringes and infusion bags). In 2006, it is expected that pre-filled presentations will account for 40% of Mayne Pharma's sales in the United Kingdom.

Mayne Pharma acquired a further four European businesses in 2005, which neatly 'bolt on' to the existing corporate structure and supplement the organic growth of existing assets.

The purchase of Spanish hospital pharmaceutical distribution business ROVI provides Mayne Pharma with direct access to the large Spanish market. The two Italian generic pharmaceutical businesses, Biologici Italia Laboratories and PHT Pharma, expanded the business' reach in the Italian hospital segment, and the acquisition of Onkoworks will give Mayne Pharma instant access to specialist doctors that work in cancer clinics across Germany.

In New Zealand, the business opened a new sales and distribution arm that is already performing above expectations.

Strong product offering

Mayne Pharma's new product pipeline is core to its business, as it ensures a steady stream of viable new products for markets around the world. In 2005 the pipeline was strengthened through the business' internal research and development program and several strategic partnerships.

Mayne Pharma entered into a collaboration agreement with PLIVA, a leading generic pharmaceutical company based in Europe with extensive experience in producing technically complex biological medicines. Two major biogeneric products commonly used by cancer patients – erythropoietin and granulocyte colony stimulating factor – will be developed and manufactured by PLIVA and sold by Mayne across Western Europe and several Asia Pacific markets.

In 2004 Mayne Pharma established a partnership with Strides Arcolab, a leading Indian manufacturer of pharmaceuticals. The new agreement will see Strides develop a range of anti-infective products, which Mayne will market in the United States and Europe. A similar agreement was signed earlier in the year for Strides to develop six specialised injectable products for the American market.

Mayne Pharma established a joint-venture with Zydus Cadila, one of India's leading healthcare players, to construct and operate a state-of-the-art manufacturing plant for new cancer products. Intas Pharmaceuticals was also engaged to manufacture a major anti-cancer drug for markets in the Northern Hemisphere.

By partnering with companies that operate in low-cost, high quality jurisdictions, Mayne can maintain a globally competitive supply chain.

In the United States, approval has been granted for a new formulation for Doryx®, a high-selling anti-bacterial.

Investment in manufacturing

As part of Mayne Pharma's drive for a globally competitive supply chain, the business invested more than $60 million in its manufacturing facilities at Mulgrave in Victoria and Aguadilla in Puerto Rico. The new Mulgrave facility is almost complete and its first commercial production run is expected in early 2006.

Upgrades at both plants are designed to increase efficiency and, very importantly, to improve quality and lift compliance standards to stay ahead of ongoing regulatory changes. Process improvements at the Mulgrave facility have already led to significant improvements in operating efficiencies and a steady reduction in average manufacturing cycle times.

The United States facility in Boulder produced almost double the 2005 amount of paclitaxel over the 12-month period, surpassing expectations for the year.

Mayne Pharma's contract manufacturing plant at Salisbury in South Australia performed strongly over the past year. The plant produces oral pharmaceuticals, and the commercialisation of the Cleantaste™ technology has secured new business for fiscal year 2007.

Outlook

While the planned demerger process will separate Mayne Pharma from the rest of Mayne Group Limited towards the end of 2005, there will be no change to the business' high-growth strategy, which will be achieved through continued, steady investment in existing and new assets.

Mr Stuart James

GROUP MANAGING DIRECTOR
AND CHIEF EXECUTIVE OFFICER




'MAYNE PHARMA TOOK SIGNIFICANT STEPS TO MARRY ITS BROAD GEOGRAPHIC SALES AND DISTRIBUTION COVERAGE WITH A globally competitive supply chain.'

$856

MILLION REVENUE

Strong organic growth across Pathology, Diagnostic Imaging and Medical Centres led to a 7% increase in revenue

diagnostic services

Mayne Diagnostic Services is an integrated business that provides Australians with healthcare choices through access to first-class medical centres, diagnostic imaging, and pathology services.

During 2005, Mayne Diagnostic Services continued the development of its management team across the business. By providing the right people with the right skills, Mayne Diagnostic Services has positioned itself for continued healthy returns.

Pathology

As one of the largest providers in the country, Mayne Pathology enjoyed a very positive year, with revenue increasing by almost 8% and EBITA lifting by more than 15%. EBITA margins exceeded 15% in the second half and margins in New South Wales improved for the third consecutive year.



Effective cost management and increasing demand for pathology tests drove this, in part because of Australia's aging population. In 2005, Mayne Pathology analysed more than nine million samples across our network of 582 collection centres and 76 laboratories.

Mayne Pathology has been investing in its people, processes, equipment and laboratory platforms to ensure continued provision of the highest quality services; accommodate the increasing demand for services; and provide appropriate returns to shareholders.

Almost $35 million is being committed to a new, purpose-built pathology laboratory in Queensland, which is Australia's fastest growing market.

The new laboratory, which is scheduled to open by the end of 2006, has been carefully designed to improve the working environment and service through increased testing capacity and improved turnaround times for results.

An increased level of automation is also being introduced in other laboratories, as part of the continual improvement in accuracy, productivity and support of best practice.

During the year, Mayne Pathology extended its services into key regional markets including Toowoomba, Hervey Bay and Mackay in Queensland; Newcastle and Port Macquarie in New South Wales; Geelong in Victoria and the Peel Health Campus in Mandurah, Western Australia.

The pathology business expanded its range of services in 2005 allowing Mayne to retain more of the specialist niche services, including veterinary procedures and clinical trials.

The business continued its commitment to the development of its people, through attendance at specialist conferences, and to industry, through representation on relevant industry bodies.

Medical Centres

Mayne has one of Australia's largest and longest-running medical centre networks, with 49 sites nationally. By providing many of the necessary management functions within a medical practice, Mayne allows doctors to concentrate their time and energy on consulting with and treating patients.

In 2005, Mayne's medical centres, working with the broad base of general practitioners who operate from within the centres, continued its focus on improving both patient care and financial returns, with earnings and EBITA margins improving for the third consecutive year. This was helped by the improved financial benefits provided under MedicarePlus, the Federal Government's program to strengthen Medicare.

The second annual Doctors' Conference for general practitioners across the Mayne network and the Practice Managers' Training Workshop were held in Victoria.

These important events enhance skills within Mayne's practices and enable the business to continue to deliver high quality patient care. To further assist this, an upgraded Practice Management System will soon be rolled out across the entire network.

Mayne continued its investment in the growth and development of its medical centres with the official opening of two major medical centre redevelopments, at Blacktown in New South Wales and The Forrest Family Practice in Bunbury, Western Australia.

Refurbishments were undertaken at Burwood in New South Wales, Balga in Western Australia and Southport in Queensland. In addition, the business' first Speciality Clinic, focused on sports medicine and skincare, opened at Winthrop in Western Australia.

These developments are all part of the business strategy to offer Australians high quality and comprehensive medical services. This strategy and commitment to continuous improvement were rewarded with the Belmont Medical Centre being named Victorian General Practice of the Year 2004 by the Royal Australasian College of General Practitioners.

Diagnostic Imaging

Mayne Diagnostic Imaging has over 120 specialty sites across Australia that provide a full range of imaging services, including X-rays, computerised tomography (CT scan), magnetic resonance imaging (MRIs) and ultrasounds.

To provide for the continued growth and development of our practices, some $22 million was invested in diagnostic imaging equipment in 2005 and a range of improvements were made to managerial and operational structures.

After a review of Mayne's centralised management system, increased responsibility for the running of the individual imaging centres is being given to the imaging specialists who work there, as they are the people best placed to improve the practices through focus on their referral base and appropriate productivity at a site level.

These strategic changes are expected to begin showing positive results during the next financial year. In 2005 revenue increased by 4% and EBITA, whilst in-line with the previous year, has started to show growth in consecutive periods.

Diagnostic Imaging also started rolling out a new incentive scheme to further align Mayne and the imaging specialists' goals of continually improving patient care, practice growth, business efficiency and returns.

In support of the scheme, a national benchmarking and standardisation system will help deliver productivity improvements through better forecasting and rostering. This system was introduced in Victoria in late 2005 and will be rolled out in New South Wales and Queensland in 2006.

Having the latest technology is a key driver for Diagnostic Imaging and is fundamental to Mayne's focus on higher complexity examinations. In 2005, 17 new CT scanners were installed, 33 ultrasound machines were replaced, the MRI unit at Melbourne's Epworth Hospital was upgraded and a new angiography suite installed at The Northern Hospital in Melbourne.

The business also made specific commitments to fund two new 64-slice CT scanners (one each in Victoria and New South Wales), and a new MRI unit at The Northern Hospital.

Site redevelopment was undertaken at Caloundra and Caboolture in Queensland, and Moonee Ponds and Glen Waverley in Victoria. Plans are also underway to redevelop sites at Bankstown, (New South Wales) and Maroochydore in Queensland.

Last year also saw the continued expansion of Mayne Diagnostic Imaging's teleradiology network to include 38 sites, with the eventual total to reach over 50 sites.

Teleradiology allows diagnostic images to be transferred digitally from one network site to another. This technology has the potential to result in improved turnaround times and cost savings, as busy sites can transmit images to be analysed at sites with spare capacity. The technology will also provide the opportunity to better manage the rostering of imaging specialists and lessen the 'on call' burden.

In 2005, the Mayne Diagnostic Imaging facility at The Avenue Hospital in Melbourne was the first site in Australia granted accreditation by the National Association of Testing Authorities.

Outlook

Mayne Diagnostic Services continues to refine its operating model and is well set for the future. The business has undertaken changes whilst continuing to improve its Pathology and Medical Centres businesses, which are now ready for expansion. The Diagnostic Imaging business is focused on improving its structure and operational efficiency.

There will be further investment in new diagnostic technology, and work will continue to encourage and energise imaging specialists to drive the growth of Mayne Diagnostic Imaging from their individual work sites.

Mayne Pathology will continue to grow on the back of increasing demand and more efficient testing procedures. Working groups have been established to identify opportunities for growth, including new areas such as genetics and biomedicine.

Finally, the business expects to continue to consolidate and open new medical centres.



Mr Neil Rodaway
GROUP GENERAL MANAGER
DIAGNOSTIC SERVICES


'MAYNE DIAGNOSTIC SERVICES IS WORKING
WITH MEDICAL SPECIALISTS TO PROVIDE
first class healthcare options TO THE
AUSTRALIAN PUBLIC.'

$2,148

MILLION REVENUE

In a year of transition and changing environmental influences, Pharmacy's revenues climbed 4% during the year

REVIEW OF OPERATIONS

pharmacy

Mayne Pharmacy offers a comprehensive range of services to branded and independent pharmacies across Australia. These services include wholesale distribution of Pharmaceutical Benefit Scheme medicines and over-the-counter health and beauty products, membership in powerful retail brands such as Chemmart® and Terry White Chemists®, and wide-ranging professional and retail support services.

The business is also a specialist wholesaler of pharmaceuticals to private and public hospitals across Australia.

By focusing on its long term strategy to strengthen its competitive position, Mayne Pharmacy is now set to take on challenges with more confidence.

Mayne Pharmacy made progress by successfully managing changes to the industry and its business. New management appointments were made, operations were adapted to address future industry challenges and processes were implemented to provide the best possible service to pharmacists at a competitive price.



Revenue for Mayne Pharmacy grew 4%, a pleasing result given the business had to contend with a range of external events impacting the business. Among these was the impact on sales from new generic medicines entering the market that bypass the wholesaler channel, and a major supplier's product recall.

The business also took a more disciplined approach to managing its retail brands and credit risk. While it is difficult to turn away potential customers, this rigorous approach has significantly reduced Mayne Pharmacy's total potential exposure under the Pharmacy Guarantee Scheme.

After adjusting for securitisation costs, on a like-for-like basis, EBITA declined 9% on the previous year primarily owning to the loss of a major pharmaceutical distribution customer in April 2004, continued aggressive pricing in the market and supply issues affecting an Australian contract manufacturer that limited the availability of a range of higher-margin, over-the-counter private label products.

Wholesale improvements

Wholesale distribution represents the largest segment of the Mayne Pharmacy business, and in 2005 its operational efficiency improved markedly through its focus on 'Delivery In Full On Time'.

Among the highlights for the year was the decision of the Blooms Group of pharmacies to sign a four-year agreement representing approximately $400 million of wholesale purchases.

Mayne Pharmacy invested $1.6 million to upgrade its warehouse at Rydalmere in New South Wales with improved handling technology and superior operating systems.

At the same time the business rationalised stock by more than 4,500 slow moving or unprofitable lines nationally. This represents a 22% reduction in stock lines.

These improvements, together with a number of process changes, have simplified warehouse operations and resulted in faster, more accurate and more consistent distribution of goods to pharmacies and hospitals.

Mayne Pharmacy's Hospital Distribution arm was established as a separate operating unit during 2005 and continued its strong performance, recording revenue growth of nearly 19%.

The business' expanded focus has been on building relationships with key suppliers and improving its account management disciplines, with an increased investment in business development resources and introduction of dedicated customer service operators.

Core brand focus

A review of the consumer value proposition across the brand portfolio was undertaken during the year, resulting in the concentration on two market leading brands – Chemmart® and Terry White Chemists®.

Considerable resources were invested to ensure each of the two brands has a differentiated offering that is properly aligned with its target consumer market.

Mayne Pharmacy repositioned the Chemmart® brand so that customers recognise these stores as medium-to-small community pharmacies that specialise in offering professional services and advice. There are more than 200 Chemmart® stores nationwide.

Similarly, Terry White Chemists® was reinforced as a premium pharmacy brand, with the continued roll out of the 'Evolution' store design that positions these outlets as centres for community health, primarily in high-traffic shopping areas. Mayne Pharmacy also led the industry with a new member agreement for Terry White Chemists® to improve pharmacy benefits from purchasing and marketing opportunities.

As part of the brand repositioning and focus, it was appropriate for Mayne Pharmacy to withdraw The Medicine Shoppe® and Healthsense® brands from the market. As a vote of confidence in Mayne's commitment to its pharmacy business, the majority of the pharmacies previously operating under the Medicine Shoppe® and Healthsense® brands elected to convert to either the Chemmart® brand or the Synergy banner, which offers a suite of cost-effective management systems and programs.

In addition to the improved customer value proposition for its brands, Mayne Pharmacy has been actively improving its professional service offering. A new merchandising system known as Catman was introduced, the Minfos pharmacy management information system was improved, and Mayne Pharmacy increased the level of locum and store level human resource and merchandising services provided to customers.

A significant focus for 2005 was the up-skilling of the business development team by investing in training and building the team's retail knowledge. A new approach to customer management focused on value added customer outcomes. This also included the development of local area marketing programs and marketing of specific product categories around season specific promotions such as cold and flu medications, sunscreens and hay fever.

Whilst the total number of member pharmacies declined slightly over the past 12 months, this was driven by Mayne's more disciplined approach to managing its brands and its focus on pursuing brand support through compliance.

Capital released

Mayne Pharmacy continued to take deliberate steps to efficiently manage capital employed in its business.

Under an innovative trade debtors' securitisation program launched in early 2005, Mayne Pharmacy reduced capital employed in the business by approximately $184 million, thereby improving cash flow, releasing capital, and reducing credit risk associated with its receivables portfolio. The ongoing cost of the securitisation facility is attractively priced in comparison with alternative sources of long term financing.

Buying processes were also restructured and enhanced in conjunction with reducing the number of slower-moving and unprofitable stock lines held across the warehouse network. These initiatives combined to reduce inventory levels in the core distribution business by approximately $40 million during the year.

Industry changes

Mayne Pharmacy raised its profile in the wholesale pharmaceutical industry to actively manage influences that have the ability to impact Mayne and the pharmacy industry.

One influence was the Federal Government's 12.5% price cut in new generic medicines entering the Pharmaceutical Benefits Scheme, which became effective 1 August 2005. Some branded pharmaceutical companies took steps to protect their franchises by licensing pre-patent expiry products to generic drug companies. These generic products are typically distributed directly to pharmacists, rather than through wholesalers.

Mayne Pharmacy is seeking to mitigate the impact of increased direct distribution of generics by becoming the distributor for local and overseas generic medicine manufacturers. The business currently distributes generic medicines manufactured by Apotex.

The Fourth Government Guild Agreement between the pharmacy industry and the Federal Government is currently being negotiated. Mayne Pharmacy, through the National Pharmaceutical Services Association, is working to ensure that a proposal is presented to the Government that enables Australians to have efficient and cost-effective access to pharmaceuticals, wherever they live.

Outlook

With renewed focus, the support for its key pharmacy brands and improving efficiencies from its wholesale and distribution network, Mayne Pharmacy has made progress in positioning itself for the competitive challenges ahead.

Leading the drive, Mayne Pharmacy's trained business development team will begin operating local area marketing programs and category-based sales initiatives to further improve sales and profitability for their customers, and in turn, Mayne Pharmacy.

The business will also continue to proactively engage with the Government and pharmacists on matters of shared concern.

Mr David Cranwell
GROUP GENERAL MANAGER PHARMACY



'WITH ONGOING SUPPORT FOR ITS key pharmacy brands and improved efficiencies from its wholesale network, MAYNE PHARMACY IS WELL POSITIONED FOR THE COMPETITIVE CHALLENGES AHEAD.'



$171

MILLION REVENUE

Consumer Products' innovative advertising campaigns and retailer focused sales program delivered outstanding growth in 2005

consumer products

Mayne Consumer Products had an excellent year and remains Australia's largest provider of vitamin, mineral and health supplements through its portfolio of well-known and trusted brands, which include Nature's Own™, Cenovis®, Bio-Organics™ and Golden Glow®.

These nutriceutical products help thousands of people to take control of their health and wellbeing, and the range now represents approximately 25% of all nutriceutical sales in the combined pharmacy and grocery channels.

Total revenue for the business has risen more than 17%. EBITA in 2005 increased by 57% and EBITA margins were in excess of 14%, which is the highest level during Mayne's ownership of the business.



Impressive brand growth

The Nature's Own™ range has shown itself to be the portfolio's power brand. Having expanded to cover grocery as well as the pharmacy and health food store channels, sales of Nature's Own™ increased by 36% last financial year.

This outstanding performance was well supported by other core nutriceutical brands. Bio-Organics™, which is available through pharmacies and health food stores, improved sales by 50%, while Cenovis®, which is sold through supermarkets, lifted by 7%.

Betadine®, another established and well-trusted consumer health brand within Mayne Consumer Products, continued its strong performance over the past year. It has maintained its market leading position in the antiseptic and throat gargle category, with pharmacy sales improving by 15%.

Powerful marketing drive

Part of the outstanding sales growth of the Nature's Own™, Bio-Organics™ and Cenovis® brands over the past 12 months can be attributed to the ongoing success of the robust and innovative marketing activities conducted by Mayne Consumer Products.

This marketing is being driven by a unique internal program entitled 'Take the Lead!' which has been specifically created to elevate and sustain the business' leading market position.

Across 2005, Mayne Consumer Products has been running two major advertising campaigns.

The 'Put Your Health First' campaign, featuring popular Australian actor Sigrid Thornton, has produced powerful and verifiable outcomes for Nature's Own™.

Similarly, the 'Walking Proof' campaign, which stars cricket legend Dennis Lillee, has had a major impact on the sales of Bio-Organics'™ glucosamine products. This is a range of products within a rapidly growing category that can deliver positive therapeutic outcomes for sufferers of osteoarthritis.

Both campaigns use innovative television and print advertisements that motivate individuals to take control of their wellbeing, with strong consumer demand as a result.

Sales for Mayne Consumers Products' nutriceutical brands have now recovered from the drop suffered across the industry owing to the Pan Pharmaceutical recall. This has been in part due to a significant change of business model over the last 18 months. Marketing activity is now concentrated on a range of pull strategies that are designed to motivate consumers to act to improve or protect their health.

At the same time, sales strategies have been directed towards building strong relationships with retailers to ensure consumers, once they enter the retail environment, proceed through a smooth, well informed, and satisfying purchasing process.

The next step in the business' marketing strategy is to clearly differentiate the individual brands for consumers. For example, Nature's Own™ will be more firmly positioned as a brand for women, Bio-Organics® will be a men's brand and Cenovis® will be seen as a value-for-money supermarket alternative.

Many of the business' core product categories – including multivitamins, fish oil and glucosamine – are well supported by clinical research that indicates their effectiveness. This is a vital component of the marketing mix, and has delivered market leadership in the large and fast growing categories of glucosamine (41% share of a $62m market growing at 81%) and fish oil (32% share of a $30m market growing at 50%). This focus on well-researched segments will continue to boost the credibility of nutriceuticals as a complementary and highly relevant form of mainstream healthcare.

Direct shopping expanded

In April 2005, Mayne Consumer Products purchased Hilton Healthstream, an Australian on-line health superstore, from Sigma Company Limited.

Hilton Healthstream is the country's third-largest direct-to-consumer nutriceuticals provider and its acquisition will help Mayne Consumer Products strengthen its offering in what has become a competitive and growing market segment.

Mayne Consumer Products will be able to develop meaningful synergies between Hilton Healthstream and its existing, well-established Golden Glow® range, which is Australia's leading direct marketing brand of nutriceuticals.

Because of the acquisition, the business will be able to offer on-line and home shoppers a wider range of high quality products, a rapid and economical delivery service, and the reassurance of a support service staffed by qualified naturopaths.

Importantly, Mayne Consumer Products uses consumer contact, like that provided by the naturopath support service, to gain important feedback on its products and services for input into future development and innovation in the market.

Production improvements

A key operational improvement in 2005 was the expansion of in-house nutriceutical production at the facility at Virginia in Queensland. This plant now manufactures approximately 80% of all nutriceutical products sold by Mayne Consumer Products.

This integration of manufacturing and sales improves the business' competitiveness by lowering costs and improving its ability to quickly react to, and drive, market change. This flexibility was proven in 2005 by the plant's capacity to respond to the sudden dramatic increase in demand for glucosamine products, in part associated with the international recall of the pharmaceutical Vioxx, and general market concerns with other COX-2 inhibitors used to treat arthritis symptoms.

The upgrade of activity at the Virginia facility also provides greater assurance for customers. This is due to market leading manufacturing and quality processes that ensure the highest standards are always adhered to.

Mayne Consumer Products undertakes necessary due diligence to ensure risks of in-house manufacturing are minimised through plant security and the availability of alternative suppliers.

Outlook

After such a strong 12 months, the short to medium term outlook for Mayne Consumer Products remains positive owing to the new business model and the market growth opportunities. However the market remains highly competitive.

Productivity gains from the upgraded Virginia plant will be maximised, and distribution costs will be reduced through improved warehouse management and lower freight costs.

Innovative national advertising campaigns will continue to motivate consumers to drive brand use. At the same time, further work in close partnership with retailers will be performed to encourage retailers to sell the optimal mix of brands and products.

Regulations governing the nutriceutical industry are expected to tighten further and Mayne Consumer Products will continue to be proactive in this area, ensuring compliance and the highest possible standards in the business while controlling the associated costs.

A buoyant market indicates that Australians are placing a greater emphasis on preventive medicine, and more and more people see nutriceuticals as a valid way to protect their health. The integration of Hilton Healthstream will therefore be important for Mayne Consumer Products to maintain close contact with consumers and tailor its offering to better meet their needs.

Mayne Consumer Products is proud to be a leader in this industry and will continue to work towards helping consumers to take personal control of their health.

Mr Robert Barnes
GENERAL MANAGER
CONSUMER PRODUCTS





'MAYNE CONSUMER PRODUCTS PERFORMED STRONGLY, WITH INNOVATIVE MARKETING TO MOTIVATE THE CONSUMER AND AN AGILE manufacturing facility to meet rapidly growing demand.'

people & community

As a company operating throughout Australia and across the world, Mayne is intrinsically linked with the lives of people and their families. The products we make and the services we provide are all centred on preserving and restoring health, either directly or by assisting health professionals.

The places where we do business aren't just postcodes or sites on a map, they are communities where people live. And Mayne itself is no single entity, but is made up of approximately 12,000 people who are recognised, respected and competitively rewarded for their hard work.

That is why Mayne has put in place a wide range of programs that we believe make a difference to our people.

Our people

People are the lifeblood of our company, and to attract and retain high-quality employees, Mayne offers safe and high quality working conditions, effective and capable management, career development, personal support and competitive rewards.

Over the past few years Mayne has undergone significant changes and all employees are commended for the resilience they have shown. Staff members across the business have continued to produce strong performances and staff turnover remained steady throughout 2005.

In recognition for this dedication, Mayne made a major share allocation to staff members during 2005. All permanent employees with more than 12 month service were offered $1,000 worth of Mayne shares.

Long-standing employees in our businesses were also recognised by service awards. This included two Pharmacy employees, Fred Townsend and Gary Johns, receiving 50-year service awards and QML Pathology celebrating the achievements of three employees who together reached a milestone of 100 years of service.

After the success of Mayne's decision to move responsibility for worker safety back to the individual businesses and worksites, the company proceeded with the introduction of two new safety initiatives.

The innovative 'Tell' policy encourages all staff in Australia to report anything that could cause, or has caused, an injury. The system is computer-based which simplifies the reporting and management process, and all reports that are logged must be investigated.

'Claims' is a computer database that contains all the details of safety-related incidents that occur at Mayne. These data can be fully analysed to pinpoint risk areas or dangerous practices. The 'Claims' database can be accessed only by authorised personnel so staff confidentiality is protected.

All Mayne's businesses have a strong focus on creating a safe and healthy work environment. An example of this is Pharmacy's record of days without lost time injuries, which exceed 1,000 in each state of Western Australia, Victoria and Tasmania.

Staff training and further education is conducted and encouraged at Mayne, from industry skill programs to financial support for external tertiary study.

In early 2005, 12 employees completed Mayne's Graduate Program. They were the first people to complete the three-year internal program, which is designed to produce the company's future leaders, managers and key technical specialists. With a retention rate of 75%, the program has been very successful.

During the year, leadership development was a focus for Pharmacy and Consumer Products. Consumer Products is also currently supporting 20 operations staff from the Virginia plant who are training for a Certificate III qualification under the Australian Federal Government's New Apprenticeship scheme.

After a rigorous search for a suitable partner, Mayne selected Equipsuper to take over the management of the staff superannuation scheme. With a substantial reduction in employee numbers following the sale of the company's logistics and hospital businesses, it was decided that larger multi-employer funds offered more attractive fee structures, member services and returns for staff members.

Helping others

During 2005, Mayne contributed nearly $2.5 million for sponsorships and to support community charities and other worthy organisations around the world.

This year $640,000 assisted medical research, while another $1.3 million supported some 300 health, community and industry-related initiatives.

One of Mayne's largest commitments was its donations to assist the victims of the Boxing Day Tsunami, which claimed more than 200,000 lives across the Indian Ocean.

When the Boxing Day Tsunami hit, Mayne recognised it was in a position to provide fast, effective and large-scale help. Along with cash donations to major charities, Mayne decided to provide products that could immediately assist healthcare workers to save the lives of injured survivors.

More than $200,000-worth of drugs were sent to Sri Lanka to fight infection and $70,000-worth of sterile and non-sterile medical gloves went to assist relief efforts in the Indonesian province of Aceh. These were two of the areas worst hit by the tsunami.

Focus on health

Predominantly, Mayne's charitable and community work is related to the health sector – it's the area we know best and the one in which we believe we can achieve the most good.

Mayne is currently working with the Prostate Cancer Foundation of Australia, funding an education program for general practitioners as part of the Foundation's 'Be a Man' community awareness campaign. Mayne also regularly sponsors medical conferences for general practitioners, specialists and nurses.

A donation of $38,500 was provided to fund the Virtual Cancer Centre. This is a key part of the Virtual Medical Centre, an online medical resource that provides up-to-date and accurate information on diseases, drugs, treatments, trials and support. Funding was also provided to the Anemia website, the Testicular Cancer Awareness Campaign and many others.

The new Gallipoli Research Foundation at Greenslopes Private Hospital in Brisbane, received direct funding from Mayne's QML Pathology business. This medical research facility was established specifically to find causes, cures and better treatments for the conditions that affect Australian veterans.

Research into spinal cord damage, breast cancer and childhood cancer were also supported.

For the good of all Australians, excellence should be encouraged in all health professions, and to this end Mayne supports many projects that recognise achievements. Pharmacy became the major sponsor of the Pharmaceutical Society of Australia's annual Excellence Awards. Mayne presented $10,000 Education Grants to both Perth's Jeff Hughes and Sydney's Simon Bell, who were respectively named Pharmacist and Young Pharmacist of the Year.

Our environment

Mayne's businesses are subject to various environmental regulations in the states and countries in which it operates. Some of Mayne's activities also require licenses and regulatory approval, and Mayne is diligent to ensure its ongoing compliance.

For example, Pharmacy rigorously ensures that product storage and transportation meet requirements as set out by Australian Standards.

Mayne Pharma conducts manufacturing in accordance with the Codes of Good Manufacturing Practice and observes requirements of authorities such as the US Food and Drug Administration and the Australian Therapeutic Goods Administration. Its manufacturing facilities also hold the appropriate licenses for chemical manufacturing, the storage of dangerous goods, and waste water treatment.

While Mayne's operations do not generate substantial environment risk, we are aware that we do impact the environment and we have introduced initiatives to address potential environmental issues.

Consumer Products' strategic plan for environmental management resulted in a 30% reduction in material wastage over 2005. The business is committed to the National Packaging Covenant – Australia's framework for environmental management of consumer packaging.

During the year, a water management plan for Mayne Pharma's Mulgrave site was submitted to the local water authority. The plan outlined proposed actions to improve water conservation, efficiency and waste water management.

In Colorado, Mayne Pharma is developing a semi-synthetic process so that fewer trees will be needed to produce the current quantity of paclitaxel API.

Mayne has confidence in its processes and the integrity of its product testing. In addition to our information leaflets and to assist with the safe use of our products, Mayne has a health line for consumers and a retailer hotline for pharmacists and health food stores for product inquires.

'MAYNE HAS PUT IN PLACE A WIDE RANGE OF PROGRAMS THAT WE BELIEVE make a difference to our people.'









corporate governance statement

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. The Board's role includes protecting and optimising Company performance and increasing shareholder value, setting the Company's values and standards, and ensuring shareholders are kept informed of the Company's performance and major developments affecting its state of affairs. A written *Board Charter and Relationship with Management*, which includes details in relation to the responsibilities of the Board and its relationship with management, was adopted by the Board in June 2003, and reviewed and confirmed in June 2004 and August 2005.

Corporate governance principles

The Board has maintained its corporate governance practices in line with the Australian Stock Exchange ('ASX') Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations', published in March 2003. The Board considers that Mayne's Corporate Governance Practices, referred to in this statement and elsewhere in this report, have followed those Best Practice Recommendations throughout the year. Charters and policies italicised and underlined in this statement (for example, the *Board Charter*) are available from the Corporate Governance section of the Company's website (www.maynegroup.com).

Board composition

The Board has nine Directors – eight Non-Executive Directors, including the Chairman, and one Executive Director. The names, qualifications, skills, experience, expertise, and appointment dates of the current Directors of the Company are set out in the Directors' Report on page 32 of the Annual Review.

All current Non-Executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing 'independence' set out in the Best Practice Recommendations and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. Where the Director has an affiliation with a business that provides to, or acquires from, Mayne goods or services in the ordinary course of business on an arms-length basis and that, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both the Company and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board's role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee, which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Details of the number of Board meetings that were held during the year and Director attendance at those meetings is set out on page 33 of the Annual Review. The Group Managing Director attends Committee meetings by invitation, and senior executives regularly attend Board and Board Committee meetings to make presentations. Directors may attend Committee meetings of which they are not members, and also undertake visits to operational sites from time to time.

Performance review of Board

In recent years, the Board has conducted an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board's performance against its major accountabilities and obtaining feedback from senior management in connection with any issues relevant in the context of Board performance. The Board again undertook this *Performance evaluation process* during August 2004.

In addition to the annual performance review of the Board, the Nomination Committee undertakes an evaluation of the performance of individual Directors (including the Chairman) against a set of agreed criteria. Feedback is collected and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance. Feedback in respect of individual Directors is given to the Chairman, who undertakes a review discussion with the individual Director. In the case of the Chairman of the Board, the review is conducted by the Chairman of the Nomination Committee. Where appropriate, to facilitate the review process, assistance may be obtained from third parties.

Board Committees

To assist in the execution of its responsibilities, the Board has established a number of Board Committees, including an Audit & Compliance Committee; Nomination Committee; Remuneration Committee; Occupational Health, Safety & Environment Committee; Share Issue Committee; and a Standing Committee for Urgent Matters. In August 2005, the Board determined that the responsibility for overseeing risk management should be transferred from the Audit & Compliance Committee to the full Board. However, the Audit & Compliance Committee will retain responsibility for monitoring and reviewing the effectiveness of the Company's internal control framework relating to its financial processes and disclosures.

Audit & Compliance Committee

The *Audit & Compliance Committee Charter* sets out the roles and responsibilities of the Committee. These include:

- engage in the pro-active oversight of the Company's financial reporting and disclosure processes and overseeing and reviewing the outputs of that process;
- overseeing the preparation of financial statements, including reviewing financial statements and the results of the external audit, to ensure the Company's financial reporting reflects a true and fair view, and adheres to accounting standards and policies;
- reviewing the appropriateness of accounting policies adopted and any changes made or

contemplated, and assessing management processes supporting external reporting;

- reviewing the plans, results and effectiveness of the external and internal audit programs;
- approving the scope of the audit for Board approval;
- advising the Board on the appropriateness of significant policies and procedures relating to financial processes and disclosures and reviewing the effectiveness of Mayne's internal control framework;
- reviewing procedures and policies the Company has in place to ensure compliance with laws and regulations in areas such as trade practices, insider trading laws, continuous disclosure requirements and other best practice corporate governance processes;
- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding dishonest, fraudulent or otherwise improper conduct, including in relation to accounting, internal accounting controls and auditing matters, and procedures for the confidential, anonymous submission of concerns by employees; and
- providing advice to the Board regarding whether the Committee is satisfied that the provision of non-audit services is compatible with the general standard of independence, and the reasons for its advice, to enable the Board to make the statements required under the Corporations Act.

Further, in accordance with the Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the external auditor as well as for evaluating the auditor's performance and independence. The Committee reviews the appointment of the external auditor annually on the basis of an assessment of the auditor's performance and independence. The Committee also plays a role in monitoring and approving non-audit services performed by the external auditor. The Board has approved a policy for approval of non-audit services that sets out the procedures for approval of non-audit services and confirms those non-audit services that are prohibited to be performed by the external auditor. The Committee is responsible for implementing this policy. In addition, the Committee is responsible for ensuring an appropriate program of internal audit activity is conducted each financial year, reviewing the results and effectiveness of the internal audit programs and monitoring its independence from the external auditor and management. It is also responsible for reviewing and approving the appointment and dismissal of the senior internal audit executive.

The Charter provides that the Committee must consist of only Non-Executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (i.e. a qualified accountant or other financial professional with experience of financial and accounting matters).

During the year, all members have been independent Non-Executive Directors. The current composition of the committee is:

- Ms C Kay (Chair from 1 April 2005);
- Dr I Blackburne (from 23 November 2004);
- Mr J Hall (from 28 July 2005); and
- Dr N Scheinkestel (from 15 August 2005).

Other members during the year were Messrs P Barnett (Chair until retired on 22 February 2005), P Mason (retired 22 February 2005), D Knott (from 23 November 2004, Chair from 22 February 2005 until retired on 31 March 2005) and P Willcox (until 15 August 2005). Details of the members' qualifications are set out on pages 32 and 33 of this report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' Report on page 33 of the Annual Review.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The external auditors (KPMG) were appointed in 1990, and their continued appointment is periodically reviewed. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Remuneration Committee

During the year, this Committee's responsibilities included the following:

- reviewing and determining the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives including short term incentive strategies, performance targets and bonus payments;
- reviewing the remuneration policies and personnel practices and strategies of the Company generally;
- reviewing and recommending to the Board major changes/developments to long term incentive plans and approving allocation of securities and other equity instruments within the delegated authority from the Board; and
- reviewing and recommending to the Board the remuneration arrangements for Non-Executive members of the Board.

The _Remuneration Committee Charter_ specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

During the year, all members have been independent Non-Executive Directors. The current composition of the committee is:

- Dr I Blackburne (Chair from 14 February 2005);
- Mr R Russell (Chair until 14 February 2005);
- Mr P Willcox; and
- Dr J Sime (from 19 April 2005).

The other member during the year was Mr P Barnett (retired 22 February 2005). Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' Report on page 33 of the Annual Review.

Nomination Committee

The Nomination Committee's responsibilities include the following:

- reviewing and making recommendations to the Board in relation to the size and composition of the Board, criteria for Board membership, membership of the Board, and proposing candidates for consideration by the Board;
- reviewing and recommending Board succession plans;
- recommending the appointment and removal of directors to the Board;
- assisting the Board as required in relation to performance evaluation of the Board, its Committees and individual Directors; and
- reviewing and making recommendations in relation to any corporate governance issues as requested by the Board.

The _Nomination Committee Charter_ specifies that the Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director.

The members of the Nomination Committee are:

- Ms C Kay (Chair);
- Mr P Willcox; and
- Mr R Russell.

Each of these members are independent Non-Executive Directors. The Committee met twice during the year with all members in attendance.

Occupational Health, Safety & Environment (OHS&E) Committee

The _Occupational Health, Safety & Environment Committee Charter_ sets out the Committee's responsibilities in relation to Occupational Health, Safety and Environment matters as follows:

- monitoring and reviewing all aspects of OH&S and environmental risks that are relevant to the Company's operations;

- reviewing and reporting to the Board on all significant OH&S and environmental policies and practices;
- ensuring adequate procedures are in place to support the Company's OH&S and environmental policies;
- receiving reports from management, and monitoring and reporting to the Board on the adequacy of performance and compliance with policies and procedures; and
- review major initiatives, developments and strategies in the health, safety and environment area.

The _Occupational Health, Safety & Environment Committee Charter_ specifies that the Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director.

During the year, all members have been independent Non-Executive Directors. The current composition of the Committee is:

- Dr J Sime (Chair from 22 February 2005);
- Mr R Russell (Chair until 22 February 2005); and
- Ms C Kay.

The other member during the year was Professor J Sloan (until her retirement on 9 November 2004). Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' Report on page 33 of the Annual Review.

Share Issue Committee and Standing Committee for Urgent Matters

The Share Issue Committee can be comprised of any two Directors, including at least one Non-Executive Director. It has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board.

The Standing Committee for Urgent Matters can be comprised of any three Directors, including the Group Managing Director and at least two Non-Executive Directors. The committee deals with matters that require an immediate response and have previously been approved in principle by the Board.

These committees did not meet during the year.

Non-Executive Director remuneration and other terms and conditions of appointment

The Company's remuneration policy for Non-Executive Directors and relevant details regarding remuneration are set out in the Remuneration Report on page 36 of the Annual Review.

All Directors, except the Group Managing Director, must retire by rotation at least every three years, although each may stand for re-election.

The Board's policy is that tenure of Board service should be limited to a maximum of nine years except in special circumstances. Professor J Sloan and Messrs P Mason and P Barnett all retired during the year pursuant to this policy.

Under its Constitution, the Company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than the Company or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The Company has entered into formal deeds confirming an indemnity of this nature in favour of each of its Directors.

The deeds also grant rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the Company also assumes obligations to arrange Directors' and officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the Company's Constitution approved by shareholders.

During the year, the Company also entered into Deeds of Indemnity in favour of each current Director and certain executives for liability incurred in connection with the proposed demerger of the Company's global pharmaceuticals business. More detail of these indemnities is set out in the Directors' Report on page 34 of the Annual Review.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director that could create a potential conflict of interest. This position is also entrenched in the Company's Constitution. In addition, each Director is required to notify the Company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their 'independence' as a Director.

In relation to new Non-Executive Director appointments, the individual receives a formal appointment letter from the Chairman setting out key terms and conditions relating to their proposed appointment and attaching the Board and Committee Charters and key Board policies. Confirmation is also sought that the individual will be able to allocate sufficient time to meet the requirements of the role. On becoming a Non-Executive Director they then participate in an induction program that involves meeting key executives and visiting major business sites.

Independent professional advice

The Company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the Company's expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the Non-Executive Directors.

Board review of management performance and remuneration

The Group Managing Director and Chief Executive Officer, senior executives and managers are subject to an annual individual _Performance evaluation process_ that addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board's Remuneration Committee, including in the context of reviewing the capability of management to realise the Company's business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company's strategy and business plans. More details regarding performance objectives are set out in the Remuneration Report on pages 40 and 41 of the Annual Review.

The Company's remuneration policies for the Group Managing Director and Chief Executive Officer, and details of the executives with the greatest authority and receiving the highest remuneration during the year are set out in the Remuneration Report on pages 40 to 43 of the Annual Review.

Ethics

The Company recognises that it has legal and other responsibility to shareholders, employees, customers, and the wider community. Accordingly, it is an important goal of the Company to develop and maintain a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times, to fulfil the Company's responsibilities to these stakeholders. The Company has individual policies across a range of specific areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email. Further, a _Code of Conduct_ was adopted in June 2003 in order to set out a clear understanding of desired behaviours.

More recently, a _Whistleblowers Protection Policy_ was adopted to enhance compliance with all relevant laws, regulations, policies, ethical standards and proper and safe forms of behaviour. This process permits any employee or contractor who believes, in good faith, that any reportable conduct has occurred to report their concerns under a formal system and on a confidential or anonymous basis.

Share trading policy for Directors and employees

The Company has established a policy in relation to trading in its securities by Directors and employees. The policy reflects the insider trading provisions of the Corporations Act and, broadly speaking, seeks to limit trading of Company securities by Directors and employees to three one month windows during the year coinciding with the release of the Company's half-year results, annual results and the holding of the Annual General Meeting.

This year, the second trading window coinciding with the release of the Company's annual results has been postponed for Directors and some staff to commence following release of the scheme booklet setting out details of the proposed demerger.

The policy is available for employee access on the Mayne intranet. A summary of this policy is available from the Corporate Governance section on the Company's website. Directors' shareholdings are set out in the Directors' Report on page 34 of the Annual Review.

Continuous disclosure policy and processes

Mayne has in place a Disclosure Policy that sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the Company's continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly lists those individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne's policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on the Company's website.

Internal control and management of significant business risk

Risk management

The identification and proper management of risk within the Company is an important priority for the Board and management. The full Board is responsible for monitoring risk management, and views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies. Therefore it is committed to the philosophy of effective business risk management as a core managerial capability. The Group Managing Director and Chief Financial Officer also provide assurances to the Board as to the integrity of the Company's risk management process and financial reports.

The Company's formal *Risk Management Policy* confirms the importance of developing organisation-wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board Committees, and management, internal audit and group compliance.

Systems adopted by the Company include effective strategic planning, adopting policies and procedures to minimise risk, effective monitoring of risk and frequent reporting and forecasting. In addition, the Board seeks to develop a culture that is aware of, and able to communicate and manage, risk. The responsibility of administering and monitoring compliance with the Risk Management Policy was transferred to the full Board from the Audit & Compliance Committee in August 2005.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against the budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

The Company is exposed to changes in interest rates and foreign exchange rates. The Company's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The Company's internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor the Company's compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to ensure that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX, the Company's internet site (www.maynegroup.com) and the Annual General Meeting. The Company also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and facilitating more effective participation at general meetings. In particular, the Company seeks to:

- provide a comprehensive and up-to-date website that includes copies of material information lodged with the ASX (including announcements and financial information) as well as other Company information;
- place relevant announcements, briefings and speeches made to the market or media on the website;
- advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and the Company's website, and lodge all presentation materials with the ASX prior to the presentation commencing. The Company's policy is also to place such information on the website promptly following completion of the briefing;
- place full text of Notices of Meeting and accompanying Explanatory Notes on the website; and
- encourage shareholders to provide email addresses, and notify shareholders who have provided email addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor's report.

directors' report

The Directors present their report for the year ended 30 June 2005 (referred to as 'the year' or 'FY05') accompanied by the financial report for the year of the Company and the entities it controlled from time to time during the year ('the group').

Directors

The Directors of the Company during the year (or, where indicated, during part of the year only) were:

- Mr Peter John Willcox;
- Mr Eric Paul McClintock (appointed 8 June 2005);
- Mr Stuart Bruce James;
- Mr Peter Charles Barnett (retired 22 February 2005);
- Dr Ian David Blackburne (appointed 1 September 2004);
- Mr James William Hall (appointed 8 June 2005);
- Ms Sarah Carolyn Hailes Kay;
- Mr David William Knott (appointed 10 November 2004 and retired 31 March 2005);
- Mr Peter Edward Mason AM (retired 22 February 2005);
- Mr Rowan McRae Russell;
- Dr John Martin Sime (appointed 10 November 2004); and
- Professor Judith Sloan (retired 9 November 2004).

Dr Nora Lia Scheinkestel was appointed to the Board on 1 July 2005.

Details of each Director's qualifications, experience and special responsibilities are set out below.

Mr Peter Willcox BA (Hons), MA (Physics)
Chairman
Mr Willcox joined the Board in October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Board's Nomination Committee and Remuneration Committee.

Mr Willcox was previously Chairman of AMP Ltd (February 2003 to 7 September 2005). He has formerly held several other listed company directorships, including Lend Lease Corporation, FH Faulding & Co Limited, North Ltd, James Hardie Industries Ltd, Woodside Petroleum Ltd and BHP Ltd. He is also a former Chief Executive Officer of BHP Petroleum.

Age 60.

Mr Paul McClintock BA, LLB
Deputy Chairman
Mr McClintock joined the Board in June 2005.

Mr McClintock is currently a Director of Perpetual Trustees Australia Limited (since April 2004) and Director of Macquarie Infrastructure Group (since May 2003).

Mr McClintock is a qualified lawyer. He is currently a Director of ANZAC Medical Research Centre and a Commissioner of the Health Insurance Commission. He was formerly Chairman of Affinity Health Limited from January 2004 to April 2005.

Age 56.

Mr Stuart James BA (Hons)
Group Managing Director and Chief Executive Officer
Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board in January 2002 as an Executive Director and became Group Managing Director and Chief Executive Officer in August 2002.

Mr James was previously Managing Director of Australian Financial Services, Colonial, and Managing Director of Colonial State Bank (formerly State Bank of New South Wales). He previously served 25 years with Shell Australia and Shell International.

Age 56.

Dr Ian Blackburne PhD (Chemistry), MBA
Dr Blackburne joined the Board in September 2004. He is Chair of the Remuneration Committee and a member of the Audit & Compliance Committee.

Dr Blackburne is Chairman of CSR Limited (since April 2003) and a Director of Suncorp Metway Ltd (since 1 August 2000). Dr Blackburne is Chairman of the Australian Nuclear Science and Technology Organisation and a Director of Teekay Shipping Corporation. Dr Blackburne is a member of the Advisory Council of the Australian Graduate School of Management and a former Managing Director of Caltex Australia Limited.

Age 59.

Mr James Hall BCom (Acc)
Mr Hall joined the Board in June 2005. He is a member of the Audit & Compliance Committee.

Mr Hall is currently a Director of Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005) and Centro Properties Group (since 1 September 2005). He was formerly Executive Director of Finance at Orica Limited (from February 2002 to January 2005).

Mr Hall has more than 35 years in senior financial management roles. He was also a former Director of Affinity Health Limited. Prior to joining Orica, Mr Hall held a range of senior financial management roles over 32 years with BHP Billiton.

Age 54.

Ms Carolyn Kay BA, LLB, Grad Dip Mgmt
Ms Kay joined the Board in 2001. She is Chair of the Board's Nomination Committee and Audit & Compliance Committee and a member of its Occupational Health, Safety & Environment Committee.

Ms Kay is a Director of Commonwealth Bank of Australia Ltd (since March 2003), and is currently Deputy Chair of Victorian Funds Management Corporation.

Ms Kay is a former Executive of Morgan Stanley (in London and Melbourne) and former Director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Ltd.

Age 44.

Mr Rowan Russell BA, LLB (Hons)
Mr Russell joined the Board in 2001. He is a member of the Board's Remuneration Committee, Nomination Committee and Occupational Health, Safety & Environment Committee.

Mr Russell is Partner in charge of Mallesons Stephen Jaques office in London. He is also a Professional Associate of the Monash University Law School.

Age 49.

Dr Nora Scheinkestel LL.B. (Hons), PhD
Dr Scheinkestel joined the Board on 1 July 2005. She is a member of the Audit & Compliance Committee.

She is currently a Director of Newcrest Mining Limited (since August 2000), PaperlinX Limited (since February 2000) and AMP Limited (since September 2003).

Dr Scheinkestel's background is as a senior banking executive in international and project financing.

Age 45.

Dr John Sime MSc (Physical Chemistry), PhD (Biochemistry), FRSC, C.Chem
Dr Sime joined the board on 10 November 2004. He is currently Chair of the Occupational Health, Safety & Environment Committee, and a member of the Remuneration Committee.

Dr Sime is a Director of Prima BioMed Limited (since April 2005).

Dr Sime is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies. He is also the former Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years' experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc).

Age 64.

Secretary

The qualifications and experience of Mr Tim Paine, the Company Secretary, are set out below.

Mr Tim Paine BEc, LLB
Company Secretary
Mr Paine is Group General Counsel & Company Secretary of Mayne, having joined the Company in August 2004. Mr Paine previously held various positions at ANZ Bank, prior to which he was a solicitor in private practice.

Age 41.

Directors' meetings

The number of meetings of the Board of Directors and of each Board Committee held during the year, and each Director's attendance at those meetings, are set out below:

	Board		Audit & Compliance		Nomination		OHS & Environment Committee		Remuneration Committee	
	Held	Att	Held	Att	Held	Att	Held	Att	Held	Att
P Willcox	10	10	6	6	2	2	–	–	5	5
P McClintock	1*	1	–	–	–	–	–	–	–	–
S James	10	10^	6	6^	2	2^	3	2^	5	5^
P Barnett	7*	6	5*	5	–	–	–	–	4*	4
I Blackburne	8*	8	4*	4	–	1**	–	2**	2*	2
J Hall	1*	1	–	–	–	–	–	–	–	–
C Kay	10	10	1*	1	2	2	3	3	–	1**
D Knott	3*	3	3*	2	–	1**	–	–	–	1**
P Mason	7*	7	5*	3	–	–	–	–	–	–
R Russell	10	10	–	2**	2	2	3	3	5	4
J Sime	6*	6	–	3**	–	1**	2*	2	–	1**
J Sloan	3*	3	–	–	–	–	1*	1	–	–

\# Dr N Scheinkestel was appointed on 1 July 2005. Accordingly, she did not attend any meetings during the 2005 financial year.
* This reflects the number of meetings held during the year while a Director or committee member.
** These Directors attended the meetings as observers.
^ Mr S James attended these meetings by invitation of the Committee.

Messrs P Willcox and S James also met in committee twice during the year to make final determinations in respect of final dividend payments and financial reporting requirements to the Australian Stock Exchange which had been previously considered by the Board.

Details of committee membership and functions are set out in the Corporate Governance Statement on pages 28 to 31 of the Annual Review.

Principal activities

The principal activities of the group during the year consisted of pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy services and health-related consumer products.

Dividends and distributions

In respect of the year ended 30 June 2005:

- an interim dividend of 4.5 cents per share was paid on 31 March 2005 (unfranked); and
- a final dividend of 6.5 cents per share is payable on 30 September 2005 (50 per cent franked).

During the year, the Company conducted on-market buy backs under which it bought back 10,747,717 shares for a total consideration of $42.613 million. The average cost per share was $3.96.

Review and results of operations

A review of operations of the Company during the year, and the results of those operations, can be found in the Group Managing Director and Chief Executive Officer's Report at pages 10 to 11, and the Review of Operations at pages 16 to 25 of the Annual Review.

Significant change in the state of affairs

Mayne Pharma experienced significant growth during the year, attributable to entry into a number of bolt-on acquisitions and other strategic arrangements in Europe to further enhance its business platform in that region.

Mayne Pharma also entered into a number of strategic and cost-effective arrangements with Indian developers and manufacturers of pharmaceutical products, as well as a significant partnership with PLIVA, introducing the Company to the previously unexplored biogenerics market.

On 4 May 2005, the Board announced its intention to undertake a strategic review to assess the merits of a demerger involving a separate listing of its global pharmaceutical business (Mayne Pharma) from its domestic healthcare business (Mayne Diagnostic Services, Mayne Pharmacy and Mayne Consumer Products). The Board confirmed its decision to proceed with the demerger on 17 June 2005. This is discussed further below under Future Developments.

Other than as referred to in pages 16 to 25 of the Annual Review and elsewhere in this report, there were no other significant changes in the group's state of affairs during the year.

Events after the end of the year

Other than the events referred to above and in pages 16 to 25 of this Annual Review, there has not arisen, in the interval between the end of the year and the date of this report, any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of the group, the results of those operations or the state of affairs of the group, in future financial years.

Future developments

Mayne's shareholders will be asked to consider and, if thought fit, approve the demerger proposal, which was announced on 4 May and 17 June 2005, at an extraordinary general meeting expected to be held before the end of this calendar year.

Likely developments for the Company and its operations in future years and the expected results of those operations are referred to on pages 16 to 25 of the Annual Review.

The Directors believe on reasonable grounds that to include further information other than as discussed above would be likely to result in unreasonable prejudice to the Company. Accordingly, no further information relating to likely developments and results is included in this report.

Relevant interests of Directors in shares

The relevant interests of each Director in shares of the Company as at the date of this report are:

Director	Fully Paid Ordinary Shares	Options/Share Acquisition Rights
P Willcox	45,227	–
P McClintock	–	–
S James	1,498,634	420,000
I Blackburne	13,217	–
J Hall	–	–
C Kay	17,179	–
R Russell	53,450	–
J Sime	2,210	–
N Scheinkestel	–	–

Note: No shares are held non-beneficially

Options

Details of options over unissued ordinary shares of the Company as at the date of this report are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options ($)	Fair value at issue date, calculated by Black-Scholes methodology
50,000	14 November 2005	5.30	1.58
200,000	20 September 2006	7.01	2.12
100,000	30 September 2006	7.23	2.25
100,000	30 June 2006	6.45	2.04
200,000	31 October 2006	6.88	2.17
50,000	9 February 2007	5.07	1.54
50,000	14 February 2007	5.09	1.54
150,000	12 March 2007	3.86	1.06
220,000	25 April 2007	4.07	1.18
74,000	30 April 2007	4.18	1.19
60,000	30 July 2007	3.51	0.93

The options have been issued under the Company's Executive Share Option Scheme which was originally approved by shareholders in 1988. A total of 1,254,000 options over unissued ordinary shares are held by 11 option holders.

None of the options entitles the holder to participate in an entitlements offer of securities in the Company or another body corporate.

In addition, the Company has, during or since the end of the year, issued fully paid ordinary shares as result of the exercise of options over unissued shares as follows:

Number of fully paid ordinary shares	Amount paid
509,000	$1,897,214

Indemnities and insurance

Rules 69(a) and (b) of the Company's constitution provide that the Company must, to the extent permitted by law, indemnify each officer of the Company or related body corporate of the Company against all liabilities incurred by the officer in such a capacity.

In addition, rule 69(c) of the Company's constitution provides that the Company may enter into, or pay a premium in respect of, a contract insuring a person who is or has been an officer of the Company or of a related body corporate against any liability incurred by the person as such an officer, to the extent permitted by law.

During or since the end of the year, the Company:

- entered into new deeds of access, indemnity and insurance in favour of Messrs P Willcox, S James, R Russell, P Mason and P Barnett, and Ms C Kay, consistent with the terms of rules 69(a) and (b) of the Company's constitution. These new deeds supersede the deeds of indemnity previously entered into with these Directors. The new deeds were entered into to simplify previous arrangements, reflect the new provisions of the Constitution (as amended in 2004), reflect recent legal developments surrounding indemnification of officers, and for consistency with deeds entered into with new Board members;
- entered into a deed of access, indemnity and insurance in favour of Dr I Blackburne (who became a Director on 1 September 2004) consistent with the terms of rules 69(a) and (b) of the Company's constitution;
- entered into deeds of access, indemnity and insurance in favour of Dr J Sime and Mr D Knott (who became Directors on 10 November 2004) consistent with the terms of rules 69(a) and (b) of the Company's constitution;
- entered into deeds of access, indemnity and insurance in favour of Messrs P McClintock and J Hall (who became Directors on 8 June 2005) consistent with the terms of rules 69(a) and (b) of the Company's constitution;
- entered into a deed of access, indemnity and insurance in favour of Dr N Scheinkestel (who became a Director on 1 July 2005) consistent with the terms of rules 69(a) and (b) of the Company's constitution;
- entered into new deeds of indemnity in favour of Messrs P Willcox, S James, R Russell, P McClintock and J Hall, Ms C Kay, and Drs I Blackburne, J Sime and N Scheinkestel consistent with the terms of rules 69(a) and (b) of the Company's constitution. These new deeds indemnify each Director, to the maximum extent permitted by law, in relation to liability (including related legal costs in certain circumstances) incurred in connection with the proposed demerger, including the due diligence process conducted by the Company in connection with the demerger, and the preparation and issue of all relevant documentation to be distributed to shareholders. The Company has also agreed to indemnify the following officers and employees on similar terms: Messrs P Binfield, J Pearce, P Fleming, M Rogers, P Kopanidis, C Richards, C Fuller, L Hamson, P Jenkins, N Rodaway, D Cranwell, R Barnes, S Richards, S Hinchen, M Rutkowski, D Kiriacoulacos, W Johnston, J Johnson and T Paine, and Ms C Paul.

This is in accordance with the Company's general policy of entering into transaction-specific indemnities with its Directors, officers and employees.

The Company was not liable during the 2005 financial year under any such indemnities to its Directors, officers or employees.

No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

During or since the end of the year, the Company paid a premium in respect of a contract insuring Directors and Executive Officers of the group against liability that is permitted to be covered by section 199B of the *Corporations Act 2001*. The class of Executive Officer covered by the insurance policy includes officers involved in the management of the group. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

Environmental regulations

The operations of the group in Australia are subject to various environmental regulations under both Commonwealth and State legislation and must also meet the requirements of certain foreign regulatory bodies.

From inquiries within the group, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting the group's operations.

In making this report, the Directors note that the group's operations during the year commonly involved the use and development of land, the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of pharmaceutical and consumer healthcare products, and the storage of pharmaceutical products and substances involved in the various manufacturing processes. These activities, particularly the manufacturing activities and pharmaceutical business, may require a licence, consent or approval from Commonwealth or State or foreign regulatory bodies. The healthcare businesses are licensed in several states for the storage, handling or transport of flammable liquids and dangerous goods. Where the group's activities potentially involve contaminated waste (e.g. medical waste), this waste is generally transported and disposed of by external organisations, which are appropriately licensed. The consumer product manufacturing facility also holds licences for nutriceutical manufacturing, the storage of flammable liquids, and waste water treatment.

In addition to the environmental regulations, the Company as a pharmaceutical business is also subject to certain requirements and standards prescribed by authorities in the many countries where its products are registered and sold. This includes conducting its pharmaceutical manufacturing operations in accordance with current Good Manufacturing Practices as defined by the Therapeutic Goods Administration (Australia), the Food and Drug Administration (USA) and the European Medicines. The principles of using formal, disciplined and robust systemic controls to assure adherence with pharmaceutical compliance regulations have also been established to ensure a controlled approach in managing environmental regulatory requirements.

Non-Audit services

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the Audit & Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Compliance Committee to ensure that they do not impact the integrity and objectivity of the auditor.
- The non-audit services provided do not undermine the general principles of auditor independence as set out in Professional Statement F1 *Professional Independence*, issued by the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is included below.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices, for audit and non-audit related services provided during the year are set out in Note 28 on page 56 of the Financial Report.

The audit-related fees of $43,000 referred to in Note 28 relate to completion reviews or completion audits of divested businesses.

The other assurance services of $193,000 referred to in Note 28 comprise assurance related services performed by the auditor in connection with the issuance by the Company of unsecured notes; accounting support on issues relating to the proposed demerger, including appointment as Investigating Accountant; and in connection with contracts entered into by the Company for the provision of Diagnostic Imaging services.

The taxation services of $1,284,000 referred to in Note 28 comprise the provision by the auditor of tax compliance services, tax support in relation to specific tax issues including tax issues relating to the proposed demerger and assistance with expatriate taxation matters.

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, proceedings in respect of the Company under section 237 of the *Corporations Act 2001*.

Rounding

The Company is of the kind referred to in the ASIC Class Order 98 / 100. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors' report is made on 9 September 2005 in accordance with a resolution of the Directors.

P J WILLCOX
Director

S B JAMES
Director

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

To: The Directors of Mayne Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

(1) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(2) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

PAUL J McDONALD
Partner

Melbourne
9 September 2005

remuneration report

The Directors of Mayne Group Limited present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 30 June 2005.

This Remuneration Report forms part of the Directors' Report.

Details of the Company's remuneration strategy for the 2005 financial year are set out on pages 36 to 44 of this Report.

The Company's current remuneration strategy has been influenced by the repositioning of the group over recent years, with the Company's incentive plan, the Senior Executive Short Term Incentive Plan ('SESTIP'), focused on rewarding group financial performance and the implementation of the strategies behind that repositioning. Details of the SESTIP are set out in section 4.3 below.

The Company's remuneration strategy for the 2006 financial year will be broadly based on the same principles, subject to the proposed demerger of Mayne Pharma. Following the demerger, the Directors of Mayne Group Limited and the Directors of Mayne Pharma will be responsible for their respective company's remuneration policy and for reporting to shareholders regarding this policy.

Section 1 – Non-Executive Director remuneration

1.1 Board policy on remuneration

The Company's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2004 Annual General Meeting, is $1,500,000 a year. The total remuneration paid to all of the Non-Executive Directors for their services as Directors during the 2005 financial year was $1,051,940 in aggregate.

The fees paid to Directors reflect the responsibilities of, and time commitments required from, each Director to discharge their duties. The remuneration of Non-Executive Directors is not linked to the performance of the Company, in order to maintain their independence and impartiality. In setting fee levels, the Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at levels similar to those in companies of comparable size and complexity to the Company.

Superannuation contributions in addition to Directors' fees are made by the Company on behalf of the Non-Executive Directors in accordance with the Company's statutory obligations.

In accordance with rule 37(f) of the Constitution, Directors are also permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year.

1.2 Retirement benefits

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors.

No current Non-Executive Director is entitled to a retirement allowance upon ceasing to hold office.

During the year, three Non-Executive Directors retired, each of whom had previously entered into service agreements with the Company. These agreements provided for a retirement allowance equivalent to the last three years of the Director's fees, plus 5% of that amount for each additional year of service beyond three years to be paid on retirement. Superannuation benefits from compulsory company contributions were deducted from this allowance. The retirement fees paid to the three Directors totalled $808,283.

1.3 Non-Executive Director Share Plan

The Board believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan ('Plan') was approved by

Table 1 – Directors and Executives: current remuneration policy

	Elements of remuneration	Directors Non-Executive	Directors Executive	Specified Executives	Discussion in Remuneration Report
Fixed remuneration	Fees	✓	x	x	1.1
	Salary	x	✓	✓	4.2
	Superannuation	✓	x	✓	1.1 & 4.2
	Other benefits	x	✓	✓	4.4 & 4.5
At-risk remuneration	SESTIP	x	✓	✓	4.3
Post-employment	Notice periods & termination payments	x	✓	✓	5.1 & 5.2
	Retirement benefits	x	x	x	1.1

Table 2 – Non-Executive Directors: Base fees for 2005 financial year^

	Board Chairman	Board Deputy Chairman+	Board Member	Audit & Compliance Committee Chairman*	Nomination, Remuneration, and Occupational Health Safety & Environment Committees Chairman*
Fee (AUD)	$330,000	$165,000	$110,000	$15,000	$10,000

^ The Board has resolved that, effective 1 July 2005, directors fees shall be $375,000 per annum for the Chairman, $187,500 for the Deputy Chairman, and $125,000 for other Directors. Fees for chairing committees remain unchanged.

+ The Board resolved that the Deputy Chairman was to recieve $165,000 from the date of his appointment as Deputy Chairman on 16 June 2005. Accordingly, the Deputy Chairman's fees as disclosed in Table 3 are a pro-rata proportion of this amount.

* Non-Executive Directors do not receive additional remuneration as members of Board Committees.

Table 3 – Specified Directors: Remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
Non-Executive Director		Cash[(a)] $	Shares $	Incentive[(b)] $	Non-monetary benefits[(c)]	Superannuation benefits	Value of Share Acquisition Rights ('SARs')[(d)]	Retirement benefits[(e)]	$
P Willcox	**2005**	**280,500**	**49,500**		**1,949**	**29,700**		**–**	**361,649**
	2004	240,000	60,000		938	27,000		–	327,938
P McClintock+	**2005**	**9,375**	**Nil**		**–**	**844**		**–**	**10,219**
	2004	–	–		–	–		–	–
P Barnett*	**2005**	**57,038**	**6,327**		**1,581**	**5,704**		**277,568**	**348,218**
	2004	78,750	8,750		94	7,875		–	95,469
I Blackburne#	**2005**	**84,182**	**13,544**		**1,460**	**8795**		**–**	**107,981**
	2004	–	–		–	–		–	–
J Hall+	**2005**	**7,083**	**Nil**		**–**	**638**		**–**	**7,721**
	2004	–	–		–	–		–	–
C Kay	**2005**	**105,750**	**18,000**		**–**	**11,138**		**–**	**134,888**
	2004	80,000	20,000		187	9,000		–	109,187
D Knott^	**2005**	**26,650**	**17,840**		**–**	**4,000**		**–**	**48,490**
	2004	–	–		–	–		–	–
P Mason*	**2005**	**Nil**	**53,527**		**1,862**	**4,826**		**277,387**	**337,602**
	2004	Nil	75,000		2,257	6,750		–	84,007
R Russell	**2005**	**72,690**	**45,194**		**2,164**	**10,610**		**–**	**130,658**
	2004	50,000	50,000		1,474	9,000		–	110,474
J Sime**	**2005**	**67,182**	**9,328**		**–**	**6,766**		**–**	**83,276**
	2004	–	–		–	–		–	–
J Sloan* ##	**2005**	**Nil**	**33,146**		**2,550**	**2,995**		**253,328**	**292,019**
	2004	60,000	15,000		94	6,750		–	81,844
Executive Director									
S James, Group Managing Director and Chief Executive Officer									
	2005	**1,750,000**	**–**	**1,925,000**	**249,642**	**–**	**285,989**		**4,210,631**
	2004	1,600,000	–	2,185,000	191,069	–	93,723	–	4,069,792
TOTAL									
	2005	**2,460,450**	**246,406**	**1,925,000**	**261,208**	**86,016**	**285,989**	**808,283**	**6,073,352**
	2004	2,163,243	242,266	2,185,000	196,207	72,505	93,723		4,952,944

(a) Non-Executive Directors appointed prior to May 2003 and who have entered into a service agreement with the Company receive lower annual fees of $82,500 to reflect their entitlement to retirement benefits, as discussed on page 36.

(b) Mr S James' award for the year was approved by the Board in July 2005. The amount disclosed for the 2005 SESTIP is the amount of the award received as cash, elective and deferred share components. See section 4.3 for further detail regarding the SESTIP.

(c) The Non-Executive Directors' non-monetary benefits include FBT. These amounts related to attendance at Company functions, farewell gifts on retirement and vehicle hire. Mr S James' benefit arises from the interest-free loan. The interest-free loan benefit was calculated using an interest rate of 7.05% per annum. See section 4.5 for further detail regarding the loan.

(d) Mr S James' remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James in each of 2003 and 2004. The notional value of the August 2003 grant, using the Black Scholes methodology at $2.97 per SAR, is $415,800, and the notional value of the August 2004 grant, using the Black Scholes methodology at $3.79 per SAR, is $533,600. The fair values of SARs were determined at grant dates using the Black-Scholes Generalised model. The key parameters taken into account in this valuation were the share price at grant date, the volatility of the Mayne share price over the three years prior to grant date, the historic dividend yield for Mayne shares and risk free rates derived from three year zero coupon interest rates based on swap rates at the valuation dates. The amount disclosed represents the pro-rata notional value for the year, calculated on the basis that the SARs will vest at the end of three years. The first tranche of SARs granted in 2002 will not vest, based on the performance against the relevant cash EPS hurdle. The value determined by this methodology is not related to, nor indicative of, any benefit that Mr James may ultimately realise should the SARs vest. See section 4.4 for further details regarding the grant of SARs to Mr S James.

(e) These payments relate to retirement allowance. See page 36 for further detail regarding the retirement allowance. The group also pays insurance premiums relating to Directors, executives and other employees. It is not possible to allocate these premiums to individual Directors, executives or employees on a meaningful basis.

\+ Messrs P McClintock and J Hall were appointed on 8 June 2005.

\# Dr I Blackburne was appointed on 1 September 2004.

* These Directors signed a Service Agreement with the Company and were entitled to receive a retirement allowance. These Directors retired on the following dates: Mr P Barnett – 22 February 2005; Mr P Mason – 22 February 2005; and Professor J Sloan – 9 November 2004.

^ Mr D Knott was appointed on 10 November 2004 and resigned on 31 March 2005 to take an overseas posting.

** Dr J Sime was appointed on 10 November 2004.

\## While a Non-Executive Director, Professor J Sloan received an additional fee of $10,000 per annum for being the Board's representative on the Mayne Group Superannuation Fund Trustee Board. Following her retirement from the Company's Board, Professor J Sloan was appointed by the Board to continue to be its representative of Mayne Group Superannuation Fund Trustee Board and receives a fee of $50,000 per annum for this role.

shareholders at the AGM held in November 2000. Directors must apply a minimum of 20% of their Directors' fees in acquiring shares in the Company under the Plan. In July 2005, the Board determined that this minimum participation level would only apply until the value of shares in which the Director has an interest is equal to or greater than the annual amount of their Directors' fees. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of the Company.

The Plan is not a performance-based share plan and is not intended as an incentive component of Non-Executive Director remuneration.

During the year, a total of 59,295 ordinary shares were purchased on the market in accordance with the Plan. No new shares were issued under the Plan during the year. Interests held by Non-Executive Directors in shares in the Company are set out on page 34 of the Directors' Report.

1.4 Remuneration paid to Directors
Details of the amount of each element of the remuneration of each Director (including the Managing Director and Chief Executive Officer) for the 2005 and 2004 financial years are set out in Table 3.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board committee meetings. Mr S James did not receive any fees for his services as a Director of the Company. All values are in Australian dollars.

Section 2 – Board policy on Executive remuneration

2.1 Overview of approach
The diversity of business functions and focus on the repositioning and redevelopment of the remaining businesses following the sale of the Hospitals business influenced the Board in the determination and management of remuneration policy for the group.

The Remuneration Committee of the Board has recommended, and the Board has adopted, a policy that remuneration will:

- reinforce the short, medium and long term objectives of the Company as set out in the Company's strategic business plans;
- provide a common interest between employees and shareholders by linking executive rewards with factors that contribute to shareholder wealth; and
- be competitive in the markets in which the Company operates, in order to attract, motivate and retain high-calibre employees.

To achieve these objectives, executive remuneration includes both a fixed component and an incentive- or performance-related component.

Owing to the emphasis on repositioning the group over the last two years, performance conditions in executive incentive plans have related to the financial performance of the businesses and the group overall and the implementation of the strategies behind the group's repositioning. As a result, executive incentive arrangements have been implemented for the last two years under the SESTIP, a 'hybrid' plan that comprises both short term and medium to long term components. The use of Share Acquisition Rights ('SARs') and Options as forms of long term incentive has been phased-out. Information relating to the group's incentive arrangements are outlined in further detail in section 4.

For fixed remuneration, the Board policy is to position executives within the range of median plus or minus 20% of relevant market data. This policy is a conscious attempt to remain competitive in the employment market whilst avoiding the escalation effect of the majority of organisations seeking to position themselves at the 75th percentile of market remuneration data.

For short term incentive arrangements, market comparisons are based on the potential reward for the achievement of target performance, to eliminate the influence of actual performance of executives in comparator companies on market data. For long term incentive arrangements care is taken to understand the basis of calculation used for the fair value of other company schemes to ensure that grants made under the Company's long term incentive arrangements are in line with market conditions.

2.2 Specific factors influencing the Group's remuneration strategy
93% of employees are currently located within Australia. A substantial proportion of employees in the Australian businesses are specialist professionals, including scientists, pathologists, radiologists and clinicians. Fixed remuneration for such professionals is structured within the market and supports the independence associated with their specialist skills. Management roles either require a premium to reflect the additional responsibilities or raise questions of relativity where non-specialists occupy these roles.

With the growth of the Pharma international operations, the Board maintains an awareness of the remuneration policies specific to international pharmaceutical companies. In particular, the Company has focused on the requirements of the three global regions within which Mayne Pharma operates, to attract and retain high-performance executives within these regions.

A prevailing issue in Pharma is the availability of equity-based incentives in the industry arising from the major influence of the USA market on international pharmaceutical remuneration policies. Regardless of organisation size, and at multiple levels within the majority of organisations, equity plans and contract protection provisions are offered to management and professional specialist employees in competitor companies at values that are outside best practice in Australia.

Overseas recruitment success for Mayne in the past 12 months has largely been limited to those who are attracted by excitement and challenges in the Pharma growth strategy. This is not a sustainable position. The Remuneration Committee continues to assess changes to market practice arising from the expensing of equity allocations under international accounting standards that may generate opportunities that align with desired remuneration policy.

The Remuneration Committee's understanding of reward levels and conditions across the specialist fields and the international regions is largely obtained through independent remuneration consultants including the Hay Group, Towers Perrin and Hewitts, as well as management discussions with professional associations and other participants in the particular business streams. In considering such advice, care is taken to ensure that data relate to organisations of comparable size and complexity.

The Board policy on remunerating the Company Secretary is the same as for other senior management.

2.3 Alignment of Company performance and remuneration
Since the appointment of Mr James as Group Managing Director and Chief Executive Officer and the current executive team, there has been a closer alignment between the outcome of the Board policy on executive remuneration and the Company's performance.

In light of the changes in remuneration structure as the organisation has been repositioned, it is appropriate to reflect on the various components of total remuneration for executives and how it has been influenced by Company performance:

- For the past two years fixed annual remuneration has been subject only to economic increases consistent with the executive market with average increases of 5.2% and 4.03% per annum respectively. In addition, the executives responsible for the Americas, EMEA and Asia-Pacific regions received reviews to their annual remuneration reflecting substantial increases in responsibilities.
- The deferred shares purchased by participating executives through the sacrifice of incentive awards under SESTIP are subject to vesting after three years

(or at the discretion of the Board in the event of the demerger). The end value of the SESTIP shares in the hands of the executives will be subject to the same market fluctuations as for other shareholders.

- Tranche 1 of SARs allocated under the Performance Share Plan approved in 2002 did not meet the required performance conditions owing to the EPS fall in 2003 which meant the minimum condition of 10% average EPS growth over the three financial years to 2005 was not achieved. The SARs accordingly lapsed with no benefit to Mr S James. Tranche 2 of SARs are on track to vest in full at the end of 2006 based on an average annual EPS growth of 18.5% for the 2004 and 2005 financial years compared to the required 15% average annual growth. Similarly Tranche 3 is on track to vest in full with the EPS growth of 25.5% for the year.
- The shares purchased by Mr S James through the share purchase loan have increased and decreased in value as they have for all shareholders.

Section 3 – Company performance

A discussion of the Company's performance and its relationship with Board remuneration policy is set out below.

3.1 Company strategy

Mayne's Pharmaceuticals, Pharmacy and Consumer Products businesses were acquired in October 2001 as part of the takeover of FH Faulding & Co Limited. This acquisition significantly reshaped Mayne's overall business, affecting its operational make-up and organisational structure. Accordingly, comparison of Mayne's current operations with the business prior to the 2003 financial year (i.e. the first full year when the Faulding businesses were part of Mayne's operations) is not meaningful, and the discussion below relates primarily to Mayne's performance since the 2003 financial year.

Since 2003, Mayne has executed a radical strategy to reshape its business to focus on those segments in healthcare that are expected to deliver attractive returns to shareholders over the long term. Mayne's non-health Logistics business was sold in February 2003 and the Hospitals business was divested in December 2003.

Mayne has also invested significantly in its Diagnostic Services and Pharmaceuticals businesses since June 2002, leading to substantial growth in these businesses.

On 4 May 2005, the Board announced it would be assessing the merits of a demerger of its global pharmaceuticals business from its domestic healthcare business. On 17 June 2005, the Board confirmed its intention to proceed to recommend the demerger, to its shareholders.

3.2 Company performance and shareholder wealth

Mayne Share Price – 1 July 2001 to 30 June 2005



8
7
6
5
4
3
2
1
0
Jul 01
Oct 01
Jan 02
Apr 02
Jul 02
Oct 02
Jan 03
Apr 03
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Oct 04
Jan 05
Apr 05
Jul 05



Cash Earnings Per Share
(before intangibles amortisation
and significant items)
39.9c
30.7c
18.3c
25.2c
29.2c
2001
2002
2003
2004
2005



Earnings before interest, tax, amortisation
and significant items (EBITA)
$197m $238m
$158m $319m
$62m $270m
$40m $275m
$273m
2001
2002
2003
2004
2005
Continuing
Discontinuing

Since 1 July 2003, Mayne's share price has increased steadily, rising from $2.81 to $4.74 on 30 June 2005.

Between 3 May 2005, the day before Mayne announced its intention to evaluate a demerger, and 30 June 2005, Mayne's share price increased from $3.53 to $4.74, representing an increase of 34.3%.

As a result of the non-core asset sales and Mayne's determination to efficiently manage its capital, in the last three financial years Mayne has returned approximately $664 million to shareholders in the form of both on- and off-market buy-backs, and from 30 June 2002 the total number of Mayne shares outstanding has decreased 21% from 809.8 million shares to 636.2 million shares at 30 June 2005.

Earnings before interest, tax, amortisation and significant items for Mayne's continuing business have increased significantly over the last two financial years from $207.8 million in financial year 2003 to $276.8 million in financial year 2005.

Mayne's cash earnings per share (reported earnings per share before amortisation expense and significant items) have also rebounded strongly during this period. Earnings per share have benefited in recent years from the off- and on-market buy-backs completed by Mayne following the sale of the Logistics and Hospitals businesses. In the 2005 financial year, Mayne generated cash earnings per share of 29.2 cents, up 16% from 25.2 cents in the 2004 financial year and up 60% from 18.3 cents in the 2003 financial year.

The table below summarises the dividends paid to Mayne shareholders over the past five years:

	Interim dividend (cents per share)	Final dividend (cents per share)	Total dividend (cents per share)
2005 financial year	4.5	6.5	11.0
2004 financial year	10.5*	6.5	17.0
2003 financial year	4.0	–*	4.0*
2002 financial year	6.0	8.0	14.0
2001 financial year	6.0	7.0	13.0

* Two interim dividends were paid in the 2004 financial year. The first interim dividend of 6.0 cents was paid in lieu of the final dividend for the 2003 financial year, and was paid on the same date shareholders would have received their final dividend from the 2003 financial year. Due to the significant items incurred in the 2003 financial year, Mayne did not have the capacity to declare a final dividend.

3.3 Relationship with Board remuneration policy

The past five years have reflected a strategy that radically reshaped the nature and shape of Mayne business activity. Many members of the current executive team were initially brought into the organisation in financial year 2001. They were supplemented by executives from the acquisition of FH Faulding & Co Limited in financial year 2002 and varied with the sale of Logistics in the following year. Mr S James was appointed as Group Managing Director and Chief Executive Officer in financial year 2003, as a result of which the current strategy to reshape the Mayne business to focus on those segments in healthcare that are expected to deliver attractive returns to shareholders over the long term was introduced. Executive remuneration policy was changed to strengthen the relationship between total remuneration and business performance by significantly increasing the proportion of remuneration at risk.

Whilst the structure and rules for SESTIP were approved after the end of 2003, the development was driven by the Board's recognition of the need to have a more effective incentive program.

Due to the performance for the 2003 year, the incentive paid to executives was in the range of 18% to 20% of the maximum potential that would have applied under SESTIP. In the years that SESTIP has applied to executives, the approved awards as a percentage of maximum potential has lifted to an average of 87% for 2004 and 80% for 2005 reflecting the achievements against the strategic objectives and financial targets. The higher percentage for 2004 reflects the weighting given to the achievement of the sale of the Hospitals business and the restructure of the business.

Section 4 – Executive Director and senior executive remuneration

The Group Managing Director and Chief Executive Officer, Mr S James, is the only Executive Director of Mayne Group Limited.

4.1 Components of remuneration

As outlined above, executive remuneration includes both a fixed component and an incentive or performance-related component. As discussed above, the incentive component of executive remuneration for the 2005 financial year is implemented under the SESTIP.

For 2005 financial year remuneration at target, the proportions of fixed and performance-based remuneration for the Group Managing Director and specified executives are set out in Table 4.

Table 4 – Group Managing Director and specified executives: Proportion of fixed and performance-based remuneration

	FAR as % of Total at Target	SESTIP as % of Total at Target
Group Managing Director and Chief Executive Officer		
S James	33	67
Specified Executive		
S Richards	50	50
P Jenkins	50	50
S Hinchen	50	50
P Binfield	50	50
J Pearce	50	50
N Rodaway	50	50
D Cranwell	50	50

For other group executives, in general the Company's policy is that between 17% and 30% of total remuneration should be performance-related.

The total remuneration for the Group Managing Director and Chief Executive Officer and the specified executives reported for the 2005 financial year also comprises historical elements carried over from the Company's previous remuneration strategy, as identified in Table 5.

Table 5 – Group Managing Director and specified executives: Current and historical elements of remuneration

Group Managing Director and Chief Executive Officer	Executives
Current: – Fixed Annual Remuneration ('FAR'). – SESTIP.	Current: – Fixed Annual Remuneration ('FAR'). – SESTIP.
Historical: – Performance-based incentive remuneration through participation in the Performance Share Plan ('PSP'). – Share purchase loan.	Historical: – Performance-based incentive remuneration through participation in the Share Option Scheme.

4.2 Fixed Annual Remuneration

The FAR for Mr S James comprises salary, and benefits (e.g. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board. For the 2004 and 2005 financial years, Mr S James' FAR was increased at rates consistent with market movement for Chief Executives of comparable companies at 6.6% and 9.3% respectively. Owing to the intended demerger, the Remuneration Committee determined that no increases would apply to Mr S James' FAR at July 2005.

The FAR for other executives comprises salary, company superannuation contributions and other benefits (e.g. novated vehicle lease) including applicable FBT, and is subject to annual review by the Remuneration Committee.

This amount of remuneration is not subject to performance. For positions that are not Pharma specific, FAR has been determined with the assistance of external benchmarking through the Hay Group. The Hay evaluations were subject to review during the year to reflect organisation changes and the revised evaluations were used as the basis for market benchmarking. For Pharma-specific roles further market data was obtained from Towers Perrin in the US and Hewitts in the UK.

Mayne remuneration policy is to review executive remuneration with effect from 1 July each year. Apart from three positions that were revalued as a result of the Pharma reorganisation and review above, executive fixed remuneration at July 2003 and July 2004 was increased in line with market movements at an average of 5.2% and 4.03%, respectively. Due to the intended demerger the Remuneration Committee determined that no increases would apply to executive remuneration at July 2005.

4.3 Current incentive arrangements – Senior Executive Short Term Incentive Plan ('SESTIP')

(a) Overview of Plan

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the markets in all of the regions within which Mayne operates. It is the considered view of the Board that industry-competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business and that with the planned demerger of Pharma, more attention will need to be given to the particular characteristics of the Pharma market, as outlined earlier.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR. The maximum incentive entitlement for other currently participating senior executives is 100% of FAR.

(b) Performance criteria applicable under the Plan

Consistent with the Company's focus on the repositioning and redevelopment of business activities, the performance targets for the 2004 and 2005 financial years were related to the achievement of budgeted key financial goals such as Earnings Before Interest and Tax ('EBIT'), Return On Investment Capital ('ROIC'), cash flow and cost management and the achievement of stretch milestones in the implementation of the components of group strategy that are appropriate to each executive's area of responsibility. Milestones included effective integration of acquisitions, market penetration initiatives, management of risk, management capability, implementation of organisation restructure, reduction in corporate overhead activity without reduction in service levels, and accountability for Occupational Health and Safety performance etc.

The milestones for the 2005 financial year were chosen to support the critical period of restructuring and positioning of the group following the divestment of the Hospitals business. While different milestones will apply for 2006, the same philosophy will apply – i.e. these will relate to the achievement of budgeted key financial goals such as EBIT, ROIC, cash flow and cost management, and achievement of stretch milestones in the implementation of the components of group strategy that are appropriate to each executive's area of responsibility. Milestones will include the preparation for, and implementation of, the planned demerger, business growth and market penetration initiatives, organisational capability, and the establishment of appropriate corporate overhead structures, for the separated entities.

(c) Form of awards under the SESTIP

Under the SESTIP, participants take awards in the form of shares and cash. Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as 'deferred' Mayne shares. Shares are both acquired on-market and issued to satisfy SESTIP awards.

At any time prior to the award being made, executives may elect to take a higher proportion up to and including 100% of the amount as shares rather than cash. These shares are known as 'elective' shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the share price as calculated under the SESTIP Rules. The share price for the purpose of determining the number of shares issued under the SESTIP in 2005 was the opening price on 1 July 2004, namely $3.41.

The deferred shares are held by the Trustee 'at risk' for three years from the date of the grant and only vest, in general, where the executive remains employed by the group. There is no vesting period for 'elective' shares (i.e. they immediately vest). However, all shares (once vested) must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with the group, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

Executives are entitled to dividends paid and corporate actions involving both Deferred and Elective Shares during the relevant holding and vesting periods.

(d) Assessment of performance measures under the SESTIP

The financial milestones under the SESTIP are assessed against the Company's financial results for the full financial year.

Performance against the non-financial milestones is reviewed against the internal strategic benchmarks which are set by the Board. The grant of awards under the SESTIP is subject to final approval by the Board.

Table 6 – Group Managing Director and specified executives: Incentive grants relating to the 2005 financial year

	% of maximum potential STI awarded	% of maximum potential STI not awarded	Amount earned by participant under SESTIP for 2005	Form of payment * ^
Group Managing Director and Chief Executive Officer				
S B James, Managing Director and Chief Executive Officer	73%	27%	$1,925,000	$769,999 – Deferred shares (40% of award paid) $1,155,001 – Elective shares (60% of award paid)
Specified Executives				
S Richards, President EMEA Pharma	94%	6%	$470,000	$188,000 – Deferred shares (40% of award paid) $188,000 – Elective shares (40% of award paid) $94,000 – Cash (20% of award paid)
P Jenkins, Chief Development Officer	88%	12%	$552,000	$220,800 – Deferred shares (40% of award paid) $165,600 – Elective shares (30% of award paid) $165,600 – Cash (30% of award paid)
S Hinchen, President Americas Pharma	74%	26%	$464,600	$185,840 – Deferred shares (40% of award paid) $278,760 – Elective shares (60% of award paid)
P Binfield, Chief Financial Officer	97%	3%	$485,000	$194,000 – Deferred shares (40% of award paid) $291,000 – Elective shares (60% of award paid)
J Pearce, Group General Manager Personnel	90%	10%	$405,800	$162,320 – Deferred shares (40% of award paid) $243,480 – Elective shares (60% of award paid)
N Rodaway, Group General Manager Diagnostic Services	85%	15%	$376,000	$150,401 – Deferred shares (40% of award paid) $225,599 – Elective shares (60% of award paid)
D Cranwell, Group General Manager Pharmacy	37%	63%	$172,240	$68,896 – Deferred shares (40% of award paid) $103,344 – Cash (60% of award paid)

* The Cash Elective Share components of the SESTIP were paid/granted to executives in September 2005. The Deferred Share component of the SESTIP were granted to executives in September 2005 and is subject to a three year vesting period under the terms of the Plan. As discussed above, the Board has determined that all Deferred Shares will immediately vest on the occurrence of the Mayne Pharma demerger, notwithstanding the three year vesting period.

^ For Deferred Shares, the maximum total value of the grants will depend on the price of the Company's shares at vesting. The shares were granted to the executives at a price of $3.41. Grants made to executives will be worth nothing if they do not vest.

As stated earlier, the awards approved by the Board for the 2005 financial year on average represent 80% of the potential maximum.

Specific details regarding shares and cash granted under the SESTIP for the 2005 financial year performance are in Table 6.

The treatment of existing deferred and elective shares under the SESTIP, as well as the form of future awards, is being reviewed in light of the proposed demerger. Further information will be provided in the documentation distributed to shareholders in connection with the demerger.

Table 7 – Group Managing Director and Chief Executive Officer: Current SARs

Executive	Number of SARs	Exercise price	Expire in financial year	Maximum total value[a]	Percentage of remuneration which SARs comprise
S James	140,000 (Tranche 2)	Nil	2006	$415,800	6.8%
	140,000 (Tranche 3)	Nil	2007	$533,600	

(a) The Maximum total value is equal to the fair value of the SARs (see footnote (d) to Table 3 for an explanation of the fair value of the SARs). Minimum possible total value of all SARs is nil.

Table 8 – Specified Executives: Current optionholders

Executive	Number of options[a]	Exercise price	Expire in financial year	Maximum total value[b]	Percentage of remuneration that options comprise[c]
S Richards	100,000	$6.88	2007	$217,000	4.81%
S Hinchen	50,000	$5.09	2007	$77,000	2.05%
P Jenkins	100,000	$6.45	2006	$204,000	2.35%
	50,000	$5.30		$79,000	

(a) These options expire as follows: 100,000 options held by S Richards – 31 October 2006; 50,000 options held by S Hinchen – 14 February 2007; 100,000 options held by P Jenkins – 30 June 2006; 50,000 options held by P Jenkins – 14 November 2005.

(b) The maximum value of the options is equal to the fair value of the option over the period from grant date to earliest exercise date. The minimum possible total value of all options is nil. The fair values of Executive Options were determined at grant dates using the Black-Scholes option pricing formula adjusted for dividends and early exercise using Black-Schole's approximation. The key parameters taken into account in this valuation were the share price at grant date, the historical volatility of the Mayne share price, the historic dividend yield for Mayne shares and risk free rates derived from relevant Government Bond yields as at the issue date of each of the options.

(c) Calculated on the remuneration value of the options for the 2005 financial year which is based on the amortisation of the fair values at grant date over the respective vesting periods.

4.4 Historical long term incentive arrangements

As discussed above, the Company's at-risk remuneration program for the past two years has been implemented via the SESTIP (described above). In prior years, the Company operated the Performance Share Plan ('PSP') and the Share Option Scheme. These two programs are currently in the process of being phased out. The Group Managing Director and Chief Executive Officer is the only person to have been granted Share Acquisition Rights under the PSP in accordance with approvals at the 2002 AGM.

As equity instruments granted under these historical plans still remain on issue, a description of the PSP and the Share Option Scheme is set out below.

(a) Performance Share Plan ('PSP')

Mr S James is a participant in the PSP that was approved by shareholders at the 2002 AGM. Under this plan, 420,000 Share Acquisition Rights ('SARs') were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares. These were granted for a nil issue price and are subject to satisfaction of performance hurdles.

The performance hurdles relate to cash earnings per share ('EPS') growth over a three-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years respectively. Mr S James will be entitled to vest 50% of the SARs in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over each three-year period.

The performance condition of EPS growth over the relevant three-year period for each tranche was chosen in 2002, at a time when market concern over option plans without performance-based hurdles was intensifying and EPS was one of the more common performance conditions being applied by Australian companies. It also meant that reward out of the Plan for the participating executives was linked to benefits flowing to shareholders. The specific criteria of an average 10% growth per annum to receive the minimum award and 15% average per annum to receive the maximum award were consistent with the high end of performance requirements being introduced at the time.

Tranche 1 of the SARs did not meet the performance hurdle at the end of the 2005 financial year. Accordingly, these SARs lapsed as at 30 June 2005.

Details regarding remaining SARs held by Mr S James are set out in Table 7.

Given performance in the 2004 and 2005 financial years, it is likely that Tranche 2 of the SARs will vest in the third quartile range at the end of 2006. If Tranche 2 of the SARs does not satisfy the relevant performance conditions as at 29 August 2006, they will lapse. Similarly, Tranche 3 of the SARs will lapse at 29 August 2007 if performance conditions are not satisfied.

If the Mayne Pharma demerger is approved, the PSP Rules provide that the Board may determine the number of SARs that vest having regard to pro-rata performance against the EPS target.

(b) Share Option Scheme

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme (Scheme). The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. No options were granted to executives during the 2005 financial year.

Only three specified executives continue to hold options from past allocations under the Scheme as at 30 June 2005. Details of these are set out in Table 8.

The specified executives who hold Options will cease to be employed by a Mayne Group company on the implementation of the demerger. The Options held by the executives will continue to be exercisable for a period of one year after cessation, and the exercise price will be reduced by the amount of the capital reduction in Mayne Group Limited shares.

(c) Movement of SARs/Options held by executives

Specific information relating to the movement of SARs (in respect of Mr S James) and options (in respect of specified executives) that were granted, exercised, or relinquished (in percentage and value terms) are set out in Table 9.

4.5 Share Purchase Loan

On 23 June 2000, as approved by shareholders at the 2000 AGM, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. Provision of this loan was a term of Mr James' initial service agreement and was continued in Mr James' current agreement with the Company.

Table 9 – Group Managing Director and specified executives: Number and value of options/SARs

	Balance at 30 June 2004	Granted during year[a]	Exercised during year (and % of total grant that was exercised)[b]	Lapsed during year (and % of total grant that lapsed)[c]	Value of options granted, exercised or lapsed	Balance at 30 June 2005[d]
Specified Directors						
S B James	280,000 SARs	140,000 SARs	Nil	140,000 SARs (100%)	140,000 SARs granted – $533,600 140,000 SARs lapsed – $663,600	280,000 SARs
Specified Executives						
S Richards	100,000 Options	Nil	Nil	Nil	Nil	100,000 Options
P Jenkins	400,000 Options	Nil	Nil	250,000 Options (100%)	250,000 Options lapsed – $150,000	150,000 Options
S Hinchen	50,000 Options	Nil	Nil	Nil	Nil	50,000 Options
P Binfield	6,000 Options	Nil	Nil	6,000 Options (100%)	6,000 Options lapsed – $8,484	Nil
J Pearce	200,000 Options	Nil	Nil	200,000 Options (100%)	200,000 Options lapsed – $84,000	Nil
N Rodaway	20,000 Options	Nil	Nil	20,000 Options (100%)	20,000 Options lapsed – $28,280	Nil
D Cranwell	40,000 Options	Nil	40,000 Options (100%)	Nil	40,000 Options excercised – $26,160	Nil
Total – Specified Directors and Executives						
Total Number	280,000 SARs	140,000 SARs	–	140,000 SARs	$1,197,200	280,000 SARs
	816,000 Options	–	40,000 Options	476,000 Options	$296,924	300,000 Options
Total Value	N/A	$533,600	$26,160	$934,364	$1,494,124	N/A

(a) Granted 29 August 2004. Grant represents Tranche 3 of SARs granted to S James under the PSP. The value of the grant was measured in accordance with relevant accounting standards. See notes to Table 3 on page 37 for further detail regarding valuation.

(b) The value of the options exercised was calculated as at the date of exercise of the option. This was calculated as the market price on the date the option was exercised, less the exercise price of $3.366.

(c) The value of the options lapsed was calculated as at the date of lapse of the option. This was calculated as the market price on the date the option was lapsed, less the exercise price. The SARs held by S James had a nil exercise price. In accordance with accounting standards regarding valuation of options, performance conditions were not taken into account when valuing the SARs.

(d) Further details regarding the terms of the options are set out on in section 4.4(b) of this Report.

The loan is due to be repaid to the Company in full in September 2007. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date.

The loan is interest free, and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company's consent) of a company outside Mayne Group Limited.

Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan.

The balance of the loan at the start of the 2005 financial year was $2,017,896. At 30 June 2005, this balance had reduced to $1,975,408.

Mr James will receive a benefit from shares purchased pursuant to the loan to the extent that the price of the shares at the date the loan is repaid exceeds the price at which the shares were purchased.

Section 5 – Employment Agreements

The terms of employment for Mr James and the specified senior executives are formalised in employment and service agreements. Each of these agreements provides for fixed annual remuneration and the incentive arrangements outlined above.

General information regarding the terms of agreement, including the duration of the contract, the periods of notice required to terminate the contract and the termination payments provided under the contract, are summarised below.

5.1 Group Managing Director and Chief Executive Officer

On 29 August 2002, the Company entered into a new five year agreement with Mr S James upon his appointment as Group Managing Director and Chief Executive Officer.

This agreement may be terminated by Mr S James on provision of six months' notice. The Company may terminate the employment of Mr S James' without notice. Where Mr S James' employment is terminated by the Company without specified cause, the Company must pay Mr James a lump sum separation amount equivalent to his fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

Mr S James' agreement contains a restraint provision whereby if he resigns or is terminated by the Company (other than for incapacity) before the expiry of five years, he must not, within the period of one year following cessation, either on his own account or for or jointly with any other person, solicit, interfere with or attempt to entice away from the group any person who at any time during the period of one year before the date employment ceases was a customer or employee – or in the habit of dealing with, the group.

Table 10 – Specified Executives: Remuneration

Executive		Primary			Post employment	Equity compensation	Other	Total
		Salary (Cash) $	Bonus[a] $	Non-monetary benefits[b] $	Superannuation benefits $	Value of options[d] $	Expatriate benefits $	$
S Richards,	**2005**	**515,057**	**470,000**	**–**	**41,400**	**62,000**	**200,598**	**1,289,055**
President EMEA Pharma*	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P Jenkins,	**2005**	**423,083**	**552,000**	**119,729**	**117,583**	**29,143**	**–**	**1,241,538**
Chief Development Officer	2004	488,016	560,000	108,004	111,984	129,190	–	1,397,194
S Hinchen,	**2005**	**448,183**	**464,600**	**27,574**	**31,500**	**22,000**	**79,053**	**1,072,910**
President Americas Pharma*	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P Binfield,	**2005**	**436,880**	**485,000**	**2,593**	**33,120**	**–**	**–**	**957,593**
Chief Financial Officer	2004	347,684	380,000	–	33,120	469	–	761,273
J Pearce,	**2005**	**345,139**	**405,800**	**4,487**	**106,861**	**–**	**–**	**862,287**
Group General Manager Personnel	2004	349,745	377,500	4,195	80,255	39,333	–	851,028
N Rodaway, Group General	**2005**	**369,160**	**376,000**	**6,827**	**70,840**	**–**	**–**	**822,827**
Manager Diagnostic Services*	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
D Cranwell,	**2005**	**361,931**	**172,240**	**56,629**	**65,520**	**–**	**–**	**656,320**
Group General Manager Pharmacy*	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
A Reid +	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	560,000	420,000	43,111	–	144,768	–	1,167,879
P Fleming,	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Information Officer +	2004	372,584	360,000	42,924	27,416	15,143	–	818,067
TOTAL^	**2005**	**2,899,433**	**2,925,640**	**217,839**	**466,824**	**113,143**	**279,651**	**6,902,530**
	2004	2,118,029	2,097,500	198,234	252,775	328,903	–	4,995,441

(a) Comprises incentive payments in accordance with the SESTIP for the year ended 30 June 2005, based on performance in that year and approved by the Board in July 2005. The amount disclosed for the 2005 SESTIP is the amount of the award received as cash/elective and deferred share components.

(b) Comprises other remuneration benefits such as the package value of motor vehicle benefits inclusive of FBT.

(c) Remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is progressively recognised as remuneration over the relevant option's vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests. The Black Scholes methodology is based on a range of inputs, including the exercise price of the option and the time period over which the option vests. The majority of the options were allocated in 2001, at exercise prices in the range of $5.00 to $7.00. The value included as remuneration is not related to, nor indicative of, any benefit that the executive may ultimately realise should the options be exercisable. Please see notes to Table 8 for further detail regarding expiry dates and valuation methodology for remaining executive options.

* These executives were not specified executives during the 2004 financial year, and accordingly individual comparative information is not reported for these individuals.

\+ These executives were specified executives during the 2004 financial year. Therefore, their remuneration details have been included for the purposes of calculating 2004 aggregate figures.

^ The significant difference between aggregate amounts payable to specified executives in 2004 and 2005 relates to the different number of specified executives in each of the years (five in 2004 and seven in 2005).

5.2 Specified executives

(a) Duration of contract

The employment contracts are open ended contracts subject to the notice periods set out in (b) below.

(b) Notice periods and payments on termination

With the exception of Mr S Hinchen, the employment contracts of the specified executives provide that if their employment is terminated on the grounds of redundancy, retrenchment benefits will accord with the terms of Mayne retrenchment policy (i.e. payment in lieu of notice, plus two weeks' FAR for each year of service). For Mr S Hinchen, the contract specifies the payment of 12 months' FAR on redundancy.

For termination other than for retrenchment or cause, the payment to executives would be equivalent to the notice period.

Contract notice periods for termination of contracts for the specified senior executives are as follows:

Executive	Termination by Company	Termination by executive
S Richards	3 months	3 months
P Jenkins	12 months	6 months
S Hinchen	6 months	6 months
P Binfield	6 months	6 months
J Pearce	12 months	6 months
N Rodaway	6 months	6 months
D Cranwell	6 months	6 months

The executive contracts contain the provision that they will not, during their employment with Mayne or within six months after cessation, either on their own account or jointly with any other person or company, solicit, interfere with or endeavor to entice away from Mayne or its subsidiaries, any employee or customer of the group.

Section 6 – Remuneration Paid

Details of the nature and amount of each element of remuneration of Mr James for the 2005 financial year is set out in Table 3 on page 37. Table 10 sets out an analysis of the nature and amount of remuneration of the seven specified executives. These include the five most highly remunerated executives of the Company and the five with the greatest authority of the group for the year ended 30 June 2005. All values are in Australian dollars.

concise
financial report
30 JUNE 2005

CONTENTS

This Concise Financial Report has been derived from the full Financial Report for the year ended 30 June 2005. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of Mayne Group Limited and its controlled entities as does the full Financial Report.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

- **Total revenue decreased by $1,125.7 million,** largely due to the inclusion of sales revenue and sales proceeds for the divested Hospitals business, totalling $1,422.6 million, in the prior corresponding period.
- Reported **total sales revenue decreased by 6.1% to $3.8 billion.** However, **sales revenue from the continuing businesses rose 9.4% over the prior year.** The Pharmaceuticals business increased revenues from continuing businesses by 35.7% primarily resulting from the full period contribution from acquisition and in-licensing arrangements completed in the US and Europe in fiscal 2004 and in Europe in the second half of fiscal 2005. The Pharmacy business generated organic revenue growth of 3.8% and Diagnostic Services reported a 6.7% increase in revenue. Consumer Products' revenue increased by 17.3% over the previous corresponding year which was impacted by the Pan Pharmaceuticals recall and the business' deliberate decision to rationalise the number of individual products sold under its brands. Discontinued sales revenue in the year was $10.3 million, primarily from the Latin American pharmaceuticals businesses that were sold or closed in fiscal 2005.
- Excluding the impact of significant items **earnings before interest, tax and amortisation (EBITA) for the continuing businesses has increased by 17.7% to $276.8 million.** Pharmaceuticals' earnings improvement is reflective of the similar growth in its sales revenue noted above. Pathology's earnings improved 20.5%, with Diagnostic Imaging achieving 2.8% growth. Consumer Products' EBITA increased significantly over the prior corresponding period following the strong recovery of the business after the Pan Pharmaceuticals recall. Pharmacy's earnings decreased by 15.8%.
- **Significant items generated an after-tax loss of $3.1 million.** The significant items are as follows:
  - A $9.4 million profit relating to the sale of the Hospitals business.
  - A $9.1 million loss due to the sale or closure of Pharmaceuticals' Latin American businesses.
  - A $7.0 million loss due to legal and other costs associated with litigation related to the pharmaceutical product epirubicin.
  - A $4.5 million loss due to costs incurred in relation to the proposed demerger.
  - A $8.1 million tax benefit associated with the Logistics divestment.
- **The net interest expense has increased from $14.7 million in the prior year to $19.5 million.** This reflects a higher level of average net debt held through fiscal 2005 as well as higher rates on borrowings in the period.
- **Income tax expense** excluding the tax benefit on significant items was $63.6 million.
- **Profit attributable to outside equity interests is marginally up on the prior year at $3.9 million.** The outside equity interest for the current year largely reflects the minority interests share of Diagnostic Imaging joint ventures.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 $'000	2004 $'000
Revenues from ordinary activities	4	**3,917,060**	5,042,766
Employee expense		**(688,361)**	(953,594)
Subcontractor expense		**(12,524)**	(15,717)
Purchases of materials and trading stocks		**(2,493,761)**	(2,184,788)
Change in inventories		**(29,198)**	(78,463)
Consumables expense		**(114,215)**	(190,498)
Depreciation and amortisation		**(166,832)**	(156,345)
Marketing costs		**(51,024)**	(38,085)
Fleet operation and distribution costs		**(19,476)**	(17,151)
Occupancy costs		**(98,190)**	(129,769)
Borrowing costs		**(31,374)**	(32,223)
Other expenses from ordinary activities		**(57,320)**	(203,201)
Cost of investment in Pharmaceuticals, Logistics, Consumer Products and Hospitals businesses divested	6	**(19,499)**	(870,687)
Share of net profits/(losses) of associates accounted for using the equity method	17	**405**	128
Profit/(loss) from ordinary activities before income tax expense		**135,691**	172,373
Income tax expense	8	**(51,331)**	(74,408)
Net profit/(loss)		**84,360**	97,965
Net profit/(loss) attributable to outside equity interests		**(3,906)**	(3,691)
Net profit/(loss) attributable to members of Mayne Group Limited		**80,454**	94,274
Non-owner transaction changes in equity:			
Net increase/(decrease) in asset revaluation reserve:			
– Divestments		**–**	(3,376)
– Revaluation of land and buildings		**18,581**	–
Net increase/(decrease) in capital profits reserve:			
– Divestments		**–**	(1,113)
Net increase/(decrease) in general reserve:			
– Divestments		**–**	(26)
Net exchange difference on translation of financial statements of self-sustaining foreign operations		**(13,573)**	(2)
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		**5,008**	(4,517)
Total changes in equity from non-owner related transactions attributable to members of the parent entity	13	**85,462**	89,757
Earnings per share (Note 11):			
Basic earnings per share		**12.6c**	13.0c
Diluted earnings per share		**12.6c**	13.0c
Cash earnings per share before significant items		**29.2c**	25.2c
Dividends per share (Note 10):			
Final paid 30 September 2004		**6.5c**	
Special interim paid 30 September 2003			6.0c
Interim paid 31 March 2005		**4.5c**	
Interim paid 31 March 2004			4.5c
Final payable 30 September 2005		**6.5c**	

The statement of financial performance is to be read in conjunction with the notes to these financial statements

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

- **Cash and deposits.** The increase in cash and deposits, by $85.5 million to $389.8 million, reflects the initial net effect of securitisation of Pharmacy debtors, the receipt of deferred proceeds for the sale of businesses in prior years, offset by repayment of borrowings, payments for acquisitions made during the year, and capital expenditure. Further details are set out in the statement of cash flows.
- **The reduction in current receivables of $215.1 million** relates largely to the net effect of securitisation of Pharmacy debtors and the receipt of deferred proceeds for the sale of businesses, partially offset by higher debtors balances in the continuing businesses reflecting revenue growth in the continuing businesses and acquisitions in the Pharmaceuticals business.
- **Inventory has decreased by $29.0 million to $418.0 million** due to a reduction in inventories in the Pharmacy business partially offset by an increase due to acquisitions in the Pharmaceuticals business.
- **Property, plant and equipment has increased by $88.1 million** due to the property revaluations and to the redevelopment activity at Mulgrave, Victoria and Aguadilla, Puerto Rico in the Pharmaceuticals business.
- The increase in **intangible assets of $81.2 million** is primarily due to the intangibles acquired in the Pharmaceuticals business during the year partially offset by goodwill and intangible assets amortisation.
- **Deferred tax assets have reduced by $27.7 million** due to movements in timing differences and the utilisation of tax losses.
- The increase in current **payables of $49.4 million** reflects an increase in operating accruals and accrued rebates in the continuing businesses and in amounts held pending settlement with divested businesses.
- **Interest bearing liabilities have decreased by $85.3 million** due to the repayment of borrowings by the Pharmaceuticals business in the USA and Europe and partial repayment of USD denominated bonds partially offset by the issue of USD denominated notes.
- **Total provisions (both current and non current) are largely unchanged** due to the utilisation of provisions created in connection with the sale of the Hospitals businesses being offset by provisions raised in connection with acquisitions in the Pharmaceuticals business.
- **Contributed equity decreased by $19.8 million** due to share buy-back activity partially offset by shares issued by the company during the year under the dividend reinvestment plan.
- Mayne's gearing ratio (measured as net debt as a percentage of net debt plus equity) was 10.2% at the end of the financial year, compared with 15.3% at the end of the 2004 financial year. Net interest cover was 8.8 times compared with 13.2 times for the previous corresponding period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	2005 $'000	2004 $'000
Current Assets			
Cash and deposits		**389,758**	304,264
Receivables		**459,758**	674,885
Inventories		**418,034**	447,033
Prepayments		**34,401**	31,812
Total Current Assets		**1,301,951**	1,457,994
Non-Current Assets			
Deposits		**606**	657
Receivables		**4,836**	5,251
Investments accounted for using the equity method	17	**1,748**	1,388
Other financial assets		**8,169**	6,026
Property, plant and equipment		**543,404**	455,348
Intangibles		**2,131,020**	2,049,847
Deferred tax assets		**94,941**	122,662
Other		**4,053**	23,213
Total Non-Current Assets		**2,788,777**	2,664,392
Total Assets	15	**4,090,728**	4,122,386
Current Liabilities			
Payables		**577,789**	528,346
Interest-bearing liabilities		**390,356**	6,847
Current tax liabilities		**39,128**	18,702
Provisions		**160,258**	205,005
Total Current Liabilities		**1,167,531**	758,900
Non-Current Liabilities			
Payables		**946**	6,174
Interest-bearing liabilities		**283,664**	752,477
Deferred tax liabilities		**38,964**	44,315
Provisions		**83,419**	39,848
Total Non-Current Liabilities		**406,993**	842,814
Total Liabilities	15	**1,574,524**	1,601,714
Net Assets		**2,516,204**	2,520,672
Equity			
Mayne Group Limited Interest			
Contributed equity	12	**2,796,407**	2,816,239
Reserves		**(22,154)**	(27,092)
Retained profits/(accumulated losses)	9	**(261,509)**	(271,544)
Total Mayne Group Limited Equity Interest		**2,512,744**	2,517,603
Outside Equity Interests		**3,460**	3,069
Total Equity	13	**2,516,204**	2,520,672

The statement of financial position is to be read in conjunction with the notes to these financial statements

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

- **Net operating cash flow for the year was $466.2 million** versus $272.7 million in the prior corresponding period. The current year benefits from the securitisation of trade debtors in the Pharmacy business, the impact of which is estimated at approximately $183.9 million. The prior year includes $107.2 million of net operating cash flow relating to discontinued Hospitals and Logistics businesses.
- **The most significant sources of cash generation** other than from operating activities during the financial year were:
  - Net proceeds from the sale of the Hospitals and other business $73.0 million.

  These funds were primarily utilised as follows:
  - Net payments for property, plant and equipment of $130.9 million;
  - Payments for acquisitions of $117.5 million;
  - Payments for operating rights and licences of $59.6 million;
  - Payments for share buy-back of $42.7 million;
  - Dividends paid of $ 52.9 million; and
  - Net repayment of borrowings $23.9 million.

Overall, the net cash position of the group increased by $89.8 million to $389.8 million, excluding an adjustment for foreign exchange rate changes of $4.3 million.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	2005 $'000	2004 $'000
Cash Flows from Operating Activities		
Cash receipts from customers	**4,369,681**	4,416,530
Cash payments to suppliers and employees	**(3,890,815)**	(4,135,681)
Dividends received	**45**	92
Interest received	**11,115**	17,734
Borrowing costs paid	**(36,587)**	(30,024)
Incomè taxes (paid)/refunded	**12,742**	4,039
Net operating cash flows	**466,181**	272,690
Cash Flows from Investing Activities		
Proceeds on disposal of entities	**114,698**	828,500
Payments made on divestment activities	**(41,737)**	(56,830)
Payments for acquisition of entities/businesses (net of cash acquired)	**(117,519)**	(359,487)
Proceeds from sale of property, plant and equipment	**2,500**	2,810
Payments for property, plant and equipment	**(130,861)**	(131,737)
Proceeds from sale of investments	**442**	5,753
Payments for investments	**(2,388)**	–
Payments for development of acquired licensed products	**(9,285)**	(9,735)
Payments for operating rights and licences	**(59,621)**	(56,625)
Payments for amounts capitalised into goodwill	**(10,593)**	(7,958)
Payments for costs of proposed demerger	**(3,549)**	–
Net investing cash flows	**(257,913)**	214,691
Cash Flows from Financing Activities		
Proceeds from issue of shares	**1,539**	471
Proceeds from borrowings	**294,134**	797,590
Repayments of borrowings	**(318,096)**	(648,535)
Finance lease principal	**(4,468)**	(3,643)
Dividends paid	**(52,905)**	(54,566)
Payments made on share buy-back	**(42,661)**	(493,835)
Realised foreign exchange gains/(losses)	**4,023**	(32,947)
Net financing cash flows	**(118,434)**	(435,465)
Net increase/(decrease) in cash held	**89,834**	51,916
Cash at the beginning of the financial year	**304,245**	255,192
Effect of exchange rate changes on cash held	**(4,321)**	(2,863)
Cash at the end of the financial year	**389,758**	304,245

The statement of cash flows is to be read in conjunction with the notes to these financial statements

NOTES TO THE CONCISE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

1. Basis of preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies of the consolidated entity have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full Financial Report.

2. Reclassification of financial information

The format of segmental reporting has been revised to disclose earnings before interest tax and amortisation of intangibles (EBITA). Segmental reporting has been revised to include the Latin American Pharmaceuticals businesses as discontinued businesses.

The consolidated entity operates predominantly in the following industries:

'Pharmaceuticals' comprises the development, manufacture and distribution of injectable pharmaceuticals. The Latin American businesses were divested or closed during the year and are shown as discontinued. In June 2005, Mayne announced a proposed demerger of its Pharmaceuticals business. Should shareholders vote in support of the demerger, the Pharmaceuticals segment (excluding Consumer Products) would comprise the discontinued business to be demerged.

'Consumer Products' comprises the manufacture and distribution of health and personal care products.

'Diagnostic Services' comprises pathology services, including the management of medical centres and diagnostic imaging services.

'Pharmacy' comprises the provision of distribution and retail management services to pharmacies.

'Hospitals' comprises the management of stand alone and co-located private hospitals and public hospital management. The hospital businesses were divested in the 2004 year and have been disclosed as discontinued.

'Unallocated' comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

3. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Limited ('Mayne') must comply with International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of transition to IFRS for Mayne is 1 July 2005 ('transition date'), hence the reporting period commencing 1 July 2005 (FY06) will be the first period that Mayne will apply the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments made, retrospectively, against retained earnings. This means that Mayne's opening IFRS statement of financial position has been restated at 1 July 2004.

Mayne appointed a steering committee with the responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team is responsible for the day-to-day management of the project and this team reports to the steering committee.

A detailed project plan with six distinct phases was developed. The phases of the project and the key actions related to each phase are detailed below. The first five phases of the project are complete with the implementation phase currently in progress.

Definition phase

- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

- A communication plan for the project was developed.
- The project plan was communicated to the project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

- Detailed review of each standard, noting each difference between the existing Australian GAAP (AGAAP) and the new IFRS standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting.
- Collation and analysis of data to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005.

Training

- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.
- Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

Implementation

- Half-year IFRS comparatives dated 31 December 2004 and full-year IFRS comparatives dated 30 June 2005 will be completed directly after existing AGAAP accounts have been finalised.
- 31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

3. Transition to IFRS (continued)

Under AASB 1047 'Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards', entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial reporting of adoption of IFRS. Based on IFRS, as currently issued, the known estimable transition differences of Mayne on the application of IFRS are summarised below.

The transitional adjustments reported in this note are based on the IFRS standards released as at 30 June 2005. These are subject to ongoing review and amendment by the AASB, or technical updates and interpretative guidance supplied from the International Accounting Standards Board, which could change the adjustments reported.

The transition adjustments discussed below are based on the work performed to date by the IFRS Project Team and represent the current best estimate of the impact of IFRS on Mayne as at the reporting date. The known impacts on the 2005 results and on the financial position at 30 June 2005 are also included below. Mayne is still in the process of finalising the impact of these adjustments, and consequently the impact of transition to IFRS will change once the adjustments are finalised.

(a) AASB 2 'Share-based Payment' (AASB 2)

Under AGAAP, Mayne currently discloses information in the Financial Report in relation to the number and respective value of shares and options issued. Mayne's current accounting policy does not recognise an expense in the statement of financial performance for shares and options issued.

On adoption of AASB 2, Mayne will recognise an expense for all share-based remuneration which will be determined with regard to the fair value of the equity instruments issued. The fair value, calculated in accordance with AASB 2, will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

A transitional adjustment to Mayne's retained profits of $2.441 million will be recognised relating to the amortisation of those issues. In addition, $0.696 million will be transferred from the share option reserve to contributed equity to recognise shares that have been issued on share options that have been exercised.

For the year ended 30 June 2005, Mayne will recognise a reduction to employee expenses in the statement of financial performance of $0.177 million, representing those entitlements to equity instruments that have been forfeited during the period.

(b) AASB 3 'Business Combinations' (AASB 3)

Purchased goodwill and goodwill on consolidation represent the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired. Mayne's current accounting policy is to systematically amortise goodwill over a period of time during which benefits are expected to arise, which must not exceed 20 years.

Under IFRS, goodwill acquired in a business combination will no longer be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate a potential impairment. If an impairment in the value of goodwill is identified this is immediately recognised in the statement of financial performance.

Under the transitional arrangements of AASB 1, an election is available to apply AASB 3 prospectively from transition date. The election also allows an entity to select a date, earlier than the date of transition, from which AASB 3 will be prospectively applied. Mayne has elected to apply AASB 3 prospectively from 1 October 2003, being the date of the earliest acquisition that Mayne has elected to restate under AASB 3. The impact of AASB 3 and associated transitional arrangements on Mayne will be:

- all business combinations that occurred subsequent to 1 October 2003 will be revisited and accounted for under the requirements of AASB 3;
- the acquisition accounting for all business combinations that occurred prior to 1 October 2003 will not be revisited under IFRS;
- no changes can be made to the acquisition accounting of business combinations made prior to 1 October 2003; and
- any goodwill amortisation that has been reported under AGAAP subsequent to the transition date, being 1 July 2004, will be reversed for the comparative IFRS reporting period.

In making the election to apply AASB 3 from 1 October 2003 Mayne will revisit the following acquisitions under IFRS, that occurred prior to the transition date:

- purchase of the assets and business of MIA's NSW pathology business Medical Diagnostics Australia;
- purchase of the worldwide generic injectable paclitaxel business from NaPro Biotherapeutics, Inc (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, Mayne will also revisit those acquisitions made subsequent to the transition date under IFRS. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA, specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited, a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

In applying AASB 3 to these business combinations, additional intangible assets have been identified and Mayne will reduce goodwill by $97.989 million and increase intangible assets by $95.763 million on transition to IFRS. The net difference of $2.226 million, being a credit to retained earnings, comprises a reduction in goodwill amortisation of $5.579 million, an increase in intangibles amortisation of $6.159 million, and derecognition of costs capitalised into goodwill of $1.646 million. For the year ended 30 June 2005, the amortisation charge relating to the additional intangible assets recognised will be $11.158 million.

The application of AASB 3 for the year to 30 June 2005 will reduce goodwill by $2.933 million relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to statement of financial performance.

3. Transition to IFRS (continued)

The requirement to cease all goodwill amortisation from the transition date will have the effect of reducing the amortisation expense and therefore improving the reported profits of Mayne, subject to any impairment charge that may be required. This change in accounting policy under IFRS may result in increased volatility in future earnings where impairment losses are recognised. The goodwill amortisation charge for the year ended 30 June 2005, for those business combinations revisited to apply AASB 3, was $15.892 million under AGAAP. The amortisation charge for the remaining goodwill balance recognised by Mayne for the year ended 30 June 2005 was $75.754 million under AGAAP.

(c) AASB 112: 'Income Taxes' (AASB 112)

With the introduction of IFRS a 'balance sheet' approach to accounting for taxation will be adopted, replacing the current 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is likely that, under IFRS, additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current AGAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under IFRS, the threshold for asset recognition is the 'probable' test.

The identified tax adjustments to deferred tax assets and liabilities of Mayne, that arise on transition to other IFRS standards, will comprise an increase in the deferred tax asset of $0.323 million associated with the pension liability, as detailed in note 3(f), an increase in deferred tax liability of $4.095 million for the tax effect of capitalisation of development expenditure, and an increase to the deferred tax asset of $2.040 million and an increase to the deferred tax liability of $2.110 million, relating to the recognition of additional leases on the balance sheet under IFRS.

In addition, Mayne will recognise an increase in deferred tax assets of $6.069 million and an increase in deferred tax liabilities of $11.740 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The identified tax adjustments to deferred tax assets and liabilities of Mayne relating to IFRS adjustments for the year ended 30 June 2005, will comprise an increase in deferred tax liability of $2.151 million for the tax effect of capitalisation of development expenditure. In relation to the leases that were recognised on balance sheet on transition to IFRS there has been a decrease to the deferred tax asset of $0.563 million and a decrease to the deferred tax liability of $0.465 million.

In addition, Mayne will recognise, for the year ended 30 June 2005, an increase in deferred tax assets of $0.612 million and an increase in deferred tax liabilities of $0.297 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The Urgent Issues Group ('UIG') has issued Interpretation 1052 which requires wholly owned subsidiaries in a tax consolidated group to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity, in the tax consolidated group, via an equity contribution or distribution.

The Interpretation stipulates acceptable methods of allocating deferred tax assets and deferred tax liabilities among entities within a tax consolidated group. These methods are the 'stand-alone tax payer' approach; the 'separate tax payer within group' approach; and the 'group allocation' approach. Mayne has elected to use the stand-alone tax payer approach, which requires the deferred tax assets and deferred tax liabilities with the tax consolidated group to be allocated out to each entity as if it continued to be a taxable entity in its own right.

This interpretation does not impact the consolidated Mayne group. However, it does impact the Company as the head entity of the tax consolidated group. The Company will no longer recognise the deferred tax assets (other than those relating to tax losses) or deferred tax liabilities relating to the other entities within the tax consolidated group.

As UIG 1052 was approved by the AASB in June 2005 the impact of the pronouncement on the Company and the wholly owned subsidiaries has not yet been quantified.

(d) AASB 116: 'Property, Plant and Equipment' (AASB 116)

The current accounting policy of Mayne is to independently revalue land and buildings every three years to their fair values, with these values reassessed in the intervening periods as to their appropriateness. Under IFRS, Mayne has elected to apply the cost basis of recording property, plant and equipment, thereby deeming that the carrying value of property, plant and equipment will be the cost value from the date of transition.

In making the above election on transition to IFRS, the asset revaluation reserve will be derecognised, as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to IFRS, the asset revaluation reserve of the consolidated entity was nil, therefore no transitional adjustment is required.

Due to this change in accounting policy from the transition date, Mayne will reverse any revaluations that have been recognised since the date of transition. The property, plant and equipment revaluation for Mayne for the year ended 30 June 2005 was $18.581 million.

(e) AASB 117: 'Leases' (AASB 117)

The classification of a lease as an 'operating' lease or a 'finance' lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in AGAAP. Mayne has reviewed all lease contracts and has identified a number of leases, currently classified under AGAAP as 'operating' leases, that meet the criteria of a 'finance' lease under IFRS.

AASB 1 requires all asset and liabilities, whose recognition is required by IFRS, to be recognised on transition. Therefore, those leases identified as financing but currently accounted for as operating leases under AGAAP, will be recognised in the statement of financial position. This will result in the recognition of a leased asset and liability in relation to the financing arrangement. This change in accounting is not expected to significantly impact the future earnings of Mayne as the operating lease expense currently recognised will be replaced by a depreciation charge and an interest expense of similar magnitude.

On transition to IFRS, Mayne will recognise leased assets valued at $10.465 million and lease liabilities totalling $12.447 million. The adjustment resulted in Mayne recognising an increase in deferred tax assets of $2.040 million and an increase in deferred tax liabilities of $2.110 million. For the year ended 30 June 2005, the operating lease expense under AGAAP of $4.238 million will be reversed and will be replaced with a depreciation charge of $2.831 million and an interest expense of $0.464 million for IFRS, resulting in a net increase in profit before tax of $0.943 million.

3. Transition to IFRS (continued)

During the year ended 30 June 2005 an onerous lease provision was recognised under AGAAP. As this lease was recognised as a finance lease on transition to IFRS the charge to the statement of financial performance under AGAAP was recognised as part of the transition adjustment, resulting in a net increase in profit before tax of $1.989 million.

(f) AASB 119: 'Employee Benefits' (AASB 119)

The current policy of Mayne is to ensure that sufficient contributions are made to the defined benefit superannuation plans, operated in the United States, Germany and Australia, to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

Under IFRS, AASB 119 requires the net surplus or deficit of defined benefits funds, at transition date, be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at the transition date, determined in accordance with AASB 119. This adjustment will result in Mayne recognising a defined benefit liability of $1.768 million, a decrease to retained earnings of $1.768 million and a $0.323 million increase to the deferred tax asset, as detailed in note 3(c).

AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. Mayne has elected to recognise actuarial gains or losses directly in equity, with the other components of defined benefit costs being recognised in the statement of financial performance.

As the plans are closed to new members, and do not have significant outstanding balances, no impact is anticipated under IFRS for the recognition of actuarial gains/loss in equity for Mayne's defined benefit plans for the year ended 30 June 2005.

(g) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)

On the date of transition to IFRS, Mayne will take advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election will result in a credit adjustment against the FCTR of $27.092 million, with a corresponding adjustment being made against retained earnings.

Subsequent to transition to IFRS, exchange rate differences relating to the translation of foreign operations will continue to be recognised in the FCTR as a separate component of equity. The exchange differences are then released through the statement of financial performance when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)

Under AASB 132/139, Mayne's accounting policy will change to recognise in the statement of financial position all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value will be carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the statement of financial position, with any movements in fair value recognised in the current periods statement of financial performance. The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity. Hedge accounting can be utilised only where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

Mayne has both foreign currency borrowings and foreign operations and is therefore exposed to both interest rate and foreign currency risk. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

Based on the work performed to date, Mayne expects that it will be able to satisfy the hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which Mayne is a party, must be recognised in the statement of financial position. Mayne has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

Mayne is required to comply with AASB 132/139 from 1 July 2004. However, an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. Mayne has elected to take advantage of this exemption. Therefore there are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005, as current AGAAP continues to apply.

Mayne has followed AGAAP in accounting of financial instruments within the scope of AASB 132/139 and described in Note 1 Statement of significant accounting policies.

As at 1 July 2005 the expected adjustments are:

Available-for-sale financial assets

Under current AGAAP, available-for-sale equity securities are recognised at cost. These will be recognised at fair value when AASB 139 is applied, with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset, amounts previously recognised in equity will be 'recycled' through the statement of financial performance. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The impact of this change is expected to decrease equity securities available-for-sale in Mayne by $3.184 million and decrease the fair value reserve by $3.184 million. In addition, $0.400 million will be reclassified from retained earnings to the fair value reserve representing the reversal of amounts previously recognised in the statement of financial performance for writedowns of available-for-sale financial assets to fair value.

3. Transition to IFRS (continued)

Derivatives

Under current Mayne policy not all derivatives are recognised in the statement of financial position. On adoption of AASB 139 all derivatives will be recognised in the statement of financial position at their fair value. The effect on Mayne of this will be an increase in net derivative assets of $5.494 million, increase in hedged liabilities of $2.819 million, increase in retained earnings of $0.101 million and an increase in cashflow hedge reserve of $2.574 million.

Loans and receivables

Under AASB 139, loans and receivables are required to be carried at amortised cost. The effect on Mayne of using this measurement criterion will be a decrease in the value of receivables by $0.271 million.

Impact of change in accounting policy on prior periods

The nature of the main adjustments to the transitional IFRS statement of financial position as at 1 July 2004 and the statement of financial performance of the financial year ended 30 June 2005, to achieve full compliance with IFRS had accounting standards AASB 132/139 been applied from 1 July 2004, would have been:

Available-for-sale financial assets

Equity securities would have been recognised at fair value rather than at cost, and with the movement in the fair value of the equity securities being recognised through the equity reserve account. The adjustment required on transition to IFRS at 1 July 2004 for Mayne would have been an increase to the fair value reserve of $0.365 million. The movement in the fair value of the equity securities that would have been recognised in equity for the year ended 30 June 2005 would have been a reduction in the fair value reserve of $3.584 million.

Derivatives

All derivatives would have been recognised in the statement of financial position at fair value, with the movement in the fair value of the derivatives being recognised in the statement of financial performance. For the year ended 30 June 2005 the adjustment that would have been required at 1 July 2004 and the impact on the profit for the year ending 30 June 2005, which would have resulted from the change in fair value of the derivatives over the year, have not been quantified, as it is impracticable to do so.

Loans and receivables

Certain loans and receivables would have been recognised in the statement of financial position at amortised cost with the recognition of interest revenue or expense in the statement of financial performance. The adjustment that would have been required at 1 July 2004 on transition to IFRS for Mayne would have been a reduction in receivables of $0.426 million. The amortisation cost of the loan and receivable that would have been recognised in the statement of financial performance for the year ended 30 June 2005 would have been $0.156 million.

(i) AASB 136 'Impairment of Assets' (AASB 136)

The current accounting policy of Mayne is to review the carrying amounts of current and non-current assets valued on a cost basis to determine whether they are in excess of their recoverable amount. If the carrying value of the asset exceeds its recoverable amount the asset is written down to the lower amount.

On adoption of AASB 136, tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136, impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At the transition date no impairment of any tangible non-current asset or intangible asset has been identified for the Group.

With impairment testing being performed at the cash generating unit level it is possible that impairment write downs additional to what would have previously been experienced under AGAAP may be recognised in the future under IFRS. Any write down will also impact the ongoing depreciation/amortisation charge, where applicable, of the impaired asset. For the year ended 30 June 2005, no impairment of any tangible non-current asset or intangible asset has been identified for the Group.

(j) AASB 138: 'Intangible Assets' (AASB 138)

AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised. Mayne's current policy on research and development activities is to recognise all costs incurred as expenses in the statement of financial performance.

On transition to IFRS, Mayne will recognise an intangible asset, relating to the development activities of $13.651 million, with a corresponding adjustment to retained earnings. This change in accounting policy under IFRS will impact the future earnings of Mayne through the capitalisation of development expenditure and the subsequent amortisation charge realised in relation to the intangible asset recognised.

For the year ended 30 June 2005, development expenditure of $8.164 million will be recognised as an intangible asset under AASB 138. In addition, an amortisation charge of $0.993 million in relation to the capitalised development costs will be recognised in the statement of financial performance.

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all asset and liabilities are assessed in terms of IFRS. Mayne has reviewed all intangibles recognised under AGAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to IFRS, computer software assets of $9.662 million will be reclassified from other non-current assets to intangible assets.

For the year ended 30 June 2005, computer software assets capitalised during the period of $2.203 million will be reclassified from other non-current assets to intangible assets.

Under AASB 138, Intangible assets with indefinite useful lives are not amortised but instead must be tested annually for impairment. Any impairment write down is recognised in the statement of financial performance in the period in which it occurs. See note 3(i).

Consistent with current Mayne policy, intangible assets with a finite useful life are amortised over that life, using a method that best reflects the pattern in which future economic benefits are anticipated to be consumed.

3. Transition to IFRS (continued)

Summary of Transition Adjustments

The following table sets out the expected adjustments to the statement of financial position of the consolidated entity at transition to IFRS as at 1 July 2004 and the IFRS comparative period balance sheet as at 30 June 2005.

		1 July 2004			**30 June 2005**		
	Note	AGAAP $'000	Transition Impact $'000	IFRS $'000	**AGAAP $'000**	**Transition Impact[1] $'000**	**IFRS $'000**
Current Assets							
Cash and deposits		304,264	–	304,264	**389,758**	**–**	**389,758**
Receivables		674,885	–	674,885	**459,758**	**–**	**459,758**
Inventories		447,033	–	447,033	**418,034**	**–**	**418,034**
Other current assets		31,812	–	31,812	**34,401**	**–**	**34,401**
Total Current Assets		1,457,994	–	1,457,994	**1,301,951**	**–**	**1,301,951**
Non-Current Assets							
Deposits		657	–	657	**606**	**–**	**606**
Receivables		5,251	–	5,251	**4,836**	**–**	**4,836**
Investments accounted for using the equity method		1,388	–	1,388	**1,748**	**–**	**1,748**
Other financial assets		6,026	–	6,026	**8,169**	**–**	**8,169**
Property, plant and equipment	(d), (e), (j)	455,348	803	456,151	**543,404**	**(24,827)**	**518,577**
Intangibles	(b), (j)	2,049,847	21,087	2,070,934	**2,131,020**	**107,640**	**2,238,660**
Deferred tax assets	(c)	122,662	8,432	131,094	**94,941**	**8,186**	**103,127**
Other		23,213	–	23,213	**4,053**	**–**	**4,053**
Total Non-Current Assets		2,664,392	30,322	2,694,714	**2,788,777**	**90,999**	**2,879,776**
Total Assets		4,122,386	30,322	4,152,708	**4,090,728**	**90,999**	**4,181,727**
Current Liabilities							
Payables		528,346	–	528,346	**577,789**	**–**	**577,789**
Interest-bearing liabilities	(e)	6,847	5,291	12,138	**390,356**	**2,836**	**393,192**
Current tax liabilities		18,702	–	18,702	**39,128**	**–**	**39,128**
Provisions	(f)	205,005	1,768	206,773	**160,258**	**1,725**	**161,983**
Total Current Liabilities		758,900	7,059	765,959	**1,167,531**	**4,561**	**1,172,092**
Non-Current Liabilities							
Payables		6,174	–	6,174	**946**	**–**	**946**
Interest-bearing liabilities	(e)	752,477	7,156	759,633	**283,664**	**1,794**	**285,458**
Deferred tax liabilities	(c)	44,315	17,945	62,260	**38,964**	**19,711**	**58,675**
Provisions		39,848	–	39,848	**83,419**	**–**	**83,419**
Total Non-Current Liabilities		842,814	25,101	867,915	**406,993**	**21,505**	**428,498**
Total Liabilities		1,601,714	32,160	1,633,874	**1,574,524**	**26,066**	**1,600,590**
Net Assets		2,520,672	(1,838)	2,518,834	**2,516,204**	**64,933**	**2,581,137**
Equity							
Mayne Group Limited Interest							
Contributed Equity	(a)	2,816,239	696	2,816,935	**2,796,407**	**696**	**2,797,103**
Reserves	(a), (d), (g)	(27,092)	28,837	1,745	**(22,154)**	**10,186**	**(11,968)**
Retained profits		(271,544)	(31,371)	(302,915)	**(261,509)**	**54,051**	**(207,458)**
Total Mayne Group Limited Equity Interest		2,517,603	(1,838)	2,515,765	**2,512,744**	**64,933**	**2,577,677**
Outside equity interest		3,069	–	3,069	**3,460**	**–**	**3,460**
Total Equity		2,520,672	(1,838)	2,518,834	**2,516,204**	**64,933**	**2,581,137**

1 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

3. Transition to IFRS (continued)

Summary of Impact of Transition to IFRS on Retained Earnings

The impact of the transition to IFRS on retained earnings at 1 July 2004 is summarised below:

	1 July 2004 $'000	**1 July 2005 $'000**
Opening retained profits/(accumulated losses) under AGAAP	(271,544)	**(261,509)**
IFRS reconciliation:		
– net adjustment for restatement of business combinations	(2,226)	**(464)**
– cease amortisation of goodwill	–	**75,754**
– impact of taxation	(9,513)	**(11,926)**
– capitalisation of finance leases	(1,982)	**989**
– capitalisation of development expenditure	13,651	**20,822**
– defined benefit plans accumulated actuarial gains/losses	(1,768)	**(1,768)**
– share option accounting	(2,441)	**(2,264)**
– transfer from foreign currency translation reserve	(27,092)	**(27,092)**
Opening retained profits/(accumulated losses) under IFRS	(302,915)	**(207,458)**

Reconciliation of Profit for the Financial Year Ended 30 June 2005

The following table sets out the expected adjustments to the statement of financial performance of the consolidated entity for the year ended 30 June 2005.

		Consolidated for the year ending 30 June 2005		
	Note	**AGAAP $'000**	**Transition Impact $'000**	**IFRS $'000**
Revenue from ordinary activities		**3,917,060**	**–**	**3,917,060**
Employee expense	(a)	**(688,361)**	**177**	**(688,184)**
Subcontractor expense		**(12,524)**	**–**	**(12,524)**
Purchases of materials and trading stocks		**(2,493,761)**	**–**	**(2,493,761)**
Changes in inventories		**(29,198)**	**–**	**(29,198)**
Consumables expense		**(114,215)**	**–**	**(114,215)**
Marketing costs		**(51,024)**	**–**	**(51,024)**
Fleet operation and distribution costs		**(19,476)**	**–**	**(19,476)**
Occupancy costs		**(98,190)**	**–**	**(98,190)**
Depreciation and amortisation	(b), (e), (j)	**(166,832)**	**76,664**	**(90,168)**
Borrowing costs	(e)	**(31,374)**	**(464)**	**(31,838)**
Other expenses from ordinary activities	(b), (e), (j)	**(57,320)**	**11,458**	**(45,862)**
Cost of investment in Logistics, Consumer Products, Pharmaceuticals and Hospitals businesses divested		**(19,499)**	**–**	**(19,499)**
Share of net profits/(losses) from associates accounted for using the equity method		**405**	**–**	**405**
Profit/(loss) from ordinary activities before income tax (expense)/benefit		**135,691**	**87,835**	**223,526**
Income tax (expense)/benefit	(c)	**(51,331)**	**(2,413)**	**(53,744)**
Net profit/(loss)		**84,360**	**85,422**	**169,782**
Net (profit)/loss attributable to outside equity interests		**(3,906)**	**–**	**(3,906)**
Net profit/(loss) attributable to members of Mayne Group Limited		**80,454**	**85,422**	**165,876**

	2005 $'000	2004 $'000

4. Revenue

	2005 $'000	2004 $'000
Revenue from operating activities:		
Revenue from rendering of services	**888,936**	1,405,013
Revenue from sale of goods	**2,951,967**	2,684,656
Sales Revenue	**3,840,903**	4,089,669
Other revenue from operating activities:		
Dividends received		
– other persons	–	–
Interest received		
– associated entities	**41**	33
– other persons	**11,868**	17,462
Total revenue from operating activities	**3,852,812**	4,107,164
Revenue from outside operating activities:		
Proceeds on sale of non-current assets		
– property, plant and equipment	**2,682**	2,810
– investments	**442**	–
– businesses and controlled entities	**10,466**	871,191
Other income	**50,658**	61,601
Total revenue	**3,917,060**	5,042,766

5. Cost of goods sold

	2005 $'000	2004 $'000
Cost of goods sold	**(2,589,738)**	(2,315,666)

6. Individually significant items included in profit/(loss) from ordinary activities before income tax expense

	2005 $'000	2004 $'000
Costs of sale or closure of Pharmaceuticals Latin American businesses	**(19,499)**	–
Cost of investment in Logistics, Consumer Products, and Hospitals businesses divested	**–**	(870,687)
Profit on sale of Hospitals businesses	**9,417**	–
Legal and other costs associated with litigation related to epirubicin	**(10,000)**	–
Costs of proposed demerger incurred	**(5,087)**	
Corporate development expenditure	**–**	(7,141)
Total significant expense items	**(25,169)**	(877,828)
Proceeds from sale of investments	**9,859**	871,191
Total significant items	**(15,310)**	(6,637)

7. Individually significant items included in income tax benefit/(expense)

	2005 $'000	2004 $'000
Sale and closure of Latin American Pharmaceuticals business	**518**	–
Legal and other costs associated with litigation related to epirubicin	**3,000**	–
Logistics business divestments	**8,139**	4,882
Corporate development expenditure	**–**	438
Tax expense on adopting Australian tax consolidations	**–**	(6,491)
Costs of proposed demerger incurred	**576**	
Total significant tax items	**12,233**	(1,171)

	2005 $'000	2004 $'000
8. Income tax expense		
The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:		
Prima facie tax on operating profit calculated at 30% (June 2004 – 30%)	**40,707**	51,712
From which is deducted the tax effect of:		
Under/(over) provision in prior year for continuing businesses	**2,136**	(2,608)
Utilisation of prior year tax losses	**(1,119)**	–
Capital allowances/transactions	**(5,034)**	(2,597)
Employee share acquisition plan	**(2,606)**	–
Dividend income	**–**	(60)
Non-assessible income	**–**	–
Tax deduction on capitalised expenditure	**(32)**	(969)
Research and development	**(1,829)**	(2,033)
Other variations	**(1,523)**	193
Significant items		
– Logistics business divestments	**(8,139)**	(4,882)
– Hospitals business divestments	**(2,825)**	–
– Other variations	**–**	(275)
	19,736	38,481
To which is added the tax effect of:		
Non-deductible depreciation/amortisation	**23,939**	24,384
Non-deductible expenditure	**3,200**	3,461
Overseas income tax rate differences	**309**	(203)
Current year losses on which no tax benefit has been recognised	**945**	4
Share of net (profits)/losses of associated entities	**(122)**	(38)
Significant items		
– Corporate development expenditure	**–**	1,828
– Write-off of deferred tax balances on adoption of Australian tax consolidation regime	**–**	6,491
– Costs of proposed demerger incurred	**950**	–
– Sale and closure of Latin American Pharmaceuticals business	**2,374**	–
Income tax expense attributable to operating profit/(loss)	**51,331**	74,408
9. Retained profits		
Retained profits/(accumulated losses) at the beginning of the year	**(271,544)**	(278,665)
Net profit/(loss) attributable to members of Mayne Group Limited	**80,454**	94,274
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**70**	(16,269)
Transfers from reserves	**–**	8,467
Dividends recognised during the year	**(70,489)**	(79,351)
Retained profits/(accumulated losses) at the end of the year	**(261,509)**	(271,544)

	2005 $'000	2004 $'000
10. Dividends		
Final ordinary		
Paid 30 September 2004 6.5c		
(unfranked Class C, 30%)	**(41,737)**	–
Interim ordinary		
Paid 31 March 2005 4.5c (Paid 31 March 2004 4.5c)		
(unfranked Class C, 30%)	**(28,752)**	(33,252)
Special interim ordinary		
Paid 30 September 2003 6.0c		
(unfranked Class C, 30%)	–	(46,099)
Total dividends paid	**(70,489)**	(79,351)

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for both of the dividends paid during this financial year. The last date for the receipt of any election notice for participation in the plan is 2 September 2005 (record date).

	2005	2004
11. Earnings per share		
Basic earnings per share:		
Before significant items disclosed in Notes 6 & 7	**13.1c**	14.0c
After significant items	**12.6c**	13.0c
Fully diluted earnings per share:		
Before significant items disclosed in Notes 6 & 7	**13.1c**	14.0c
After significant items	**12.6c**	13.0c
Cash earnings per share:		
Before significant items disclosed in Notes 6 & 7	**29.2c**	25.2c
After significant items	**28.7c**	24.2c

Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:	$'000	$'000
Net profit (loss)	**80,454**	94,274
Significant items before tax (Note 6)	**(15,310)**	(6,637)
Tax (expense)/benefit on significant items (Note 7)	**12,233**	(1,171)
Net profit (loss) before significant items	**83,531**	102,082
Amortisation of goodwill and other intangibles	**102,998**	81,045
Cash earnings before significant items	**186,529**	183,127

	Number of shares	
Reconciliation of weighted average number of shares used in the calculation of earnings per share:		
Weighted average number of ordinary shares used	**638,725,022**	726,841,704
Add: Effect of potential conversion to ordinary shares under the executive options scheme	**24,625**	–
Weighted average number of shares used in calculation of diluted earnings per share	**638,749,647**	726,841,704

	2005 $'000	2004 $'000
12. Contributed equity		
Issued and paid up capital:		
636,186,970 Ordinary shares fully paid		
(640,240,442 fully paid – June 2004)	**2,796,407**	2,816,239
Total Issued and Paid Up Capital	**2,796,407**	2,816,239
Movements in share capital:		
Opening balance	**2,826,403**	3,292,514
Add:		
Ordinary shares issued during the year:		
– Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	**1,539**	471
– Pursuant to the Dividend Reinvestment Plan	**17,569**	24,727
Less:		
Ordinary shares bought back	**(42,613)**	(489,954)
Costs of share buy-back	**(48)**	(1,355)
	2,802,850	2,826,403
Less:		
Shares held by Group entities under Executive and Staff share schemes	**(6,443)**	(10,164)
	2,796,407	2,816,239

Stock Exchange Listing

Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share Issues in the year ended 30 June 2005

The following ordinary shares were issued during the year:

Executive Share Option Scheme:

229,000 ordinary shares, fully paid at $3.37 per share

100,000 ordinary shares, fully paid at $3.71 per share

100,000 ordinary shares, fully paid at $3.97 per share

Dividend Reinvestment Scheme:

1,889,893 ordinary shares, fully paid at $4.07 per share

2,385,800 ordinary shares, fully paid at $4.14 per share

Employee share acquisition plan:

1,989,552 ordinary shares, fully paid at $0.00 per share

Share Issues in the year ended 30 June 2004

The following ordinary shares were issued during the previous year:

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,828,981 ordinary shares, fully paid at $3.24 per share

3,756,391 ordinary shares, fully paid at $3.28 per share

Share buy-back

On-market buy-back

During the year the parent entity bought back 10,747,717 shares at a cost of $42.613 million, being an average cost of $3.96 per share.

Paid up share capital was reduced by $42.661 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $0.048 million.

Mayne Group Executives' Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial year was 1,334,000 (June 2004 – 2,599,000).

	2005 $'000	2004 $'000

13. Total equity reconciliation

	2005 $'000	2004 $'000
Total equity at the beginning of the year	**2,520,672**	2,987,792
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**85,462**	89,757
Transactions with members of Mayne Group Limited as owners:		
Equity contributed	**19,108**	25,198
Equity bought back	**(42,661)**	(491,309)
Shares issued/held by Group entities under Executive and Staff share schemes	**3,721**	(10,164)
Dividends	**(70,489)**	(79,351)
Total changes in outside equity interest	**391**	(1,251)
Total equity at the end of the year	**2,516,204**	2,520,672

14. Net tangible asset backing per ordinary security

	2005	2004
Net tangible asset backing per ordinary security	**$ 0.51**	$ 0.60

15. Segmental reporting

	Sales revenue June 2005			Sales revenue June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**654,814**	**6,387**	**661,201**	482,677	18,376	501,053
Consumer Products	**171,001**	**3,901**	**174,902**	145,835	3,580	149,415
Total Pharmaceuticals	**825,815**	**10,288**	**836,103**	628,512	21,956	650,468
Pathology	**569,102**	**–**	**569,102**	526,527	–	526,527
Diagnostic Imaging	**287,171**	**–**	**287,171**	276,237	–	276,237
Total Diagnostic Services	**856,273**	**–**	**856,273**	802,764	–	802,764
Pharmacy	**2,147,892**	**–**	**2,147,892**	2,068,610	–	2,068,610
Hospitals	**–**	**–**	**–**	–	565,720	565,720
Unallocated	**635**	**–**	**635**	2,107	–	2,107
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669
Geographic Segments						
Australia	**3,330,883**	**–**	**3,330,883**	3,166,981	538,146	3,705,127
Other Pacific regions	**17,901**	**3,901**	**21,802**	16,934	37,467	54,401
Australia & Pacific regions	**3,348,784**	**3,901**	**3,352,685**	3,183,915	575,613	3,759,528
Americas	**155,561**	**6,387**	**161,948**	114,700	12,063	126,763
Europe, Middle East & Africa	**326,270**	**–**	**326,270**	203,378	–	203,378
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669

	Depreciation June 2005			Depreciation June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	19,742	100	19,842	16,304	200	16,504
Consumer Products	2,895	20	2,915	3,029	23	3,052
Total Pharmaceuticals	22,637	120	22,757	19,333	223	19,556
Pathology	15,529	–	15,529	13,918	–	13,918
Diagnostic Imaging	21,315	–	21,315	18,284	–	18,284
Total Diagnostic Services	36,844	–	36,844	32,202	–	32,202
Pharmacy	4,233	–	4,233	4,409	–	4,409
Hospitals	–	–	–	–	19,133	19,133
Consolidated	63,714	120	63,834	55,944	19,356	75,300
Geographical Segments						
Australia	55,173	–	55,173	51,377	16,773	68,150
Other Pacific Regions	111	20	131	141	2,383	2,524
Australia & Pacific Regions	55,284	20	55,304	51,518	19,156	70,674
Americas	3,808	100	3,908	2,650	200	2,850
Europe, Middle East & Africa	4,622	–	4,622	1,776	–	1,776
Consolidated	63,714	120	63,834	55,944	19,356	75,300

	Earnings before interest, tax amortisation and significant items June 2005			Earnings before interest, tax amortisation and significant items June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	126,202	(3,664)	122,538	96,931	360	97,291
Consumer Products	24,698	63	24,761	15,740	106	15,846
Total Pharmaceuticals	150,900	(3,601)	147,299	112,671	466	113,137
Pathology	82,045	–	82,045	68,059	(223)	67,836
Diagnostic Imaging	28,648	–	28,648	27,870	–	27,870
Total Diagnostic Services	110,693	–	110,693	95,929	(223)	95,706
Pharmacy	32,611	–	32,611	38,748	–	38,748
Hospitals	–	–	–	–	39,784	39,784
Unallocated	(17,418)	279	(17,139)	(12,167)	(425)	(12,592)
Earnings before interest, tax, amortisation and significant items	276,786	(3,322)	273,464	235,181	39,602	274,783
Geographical Segments						
Australia	183,647	(410)	183,237	196,596	32,425	229,021
Other Pacific Regions	2,943	50	2,993	979	7,726	8,705
Australia & Pacific Regions	186,590	(360)	186,230	197,575	40,151	237,726
Americas	21,444	(3,260)	18,184	10,382	(124)	10,258
Europe, Middle East & Africa	68,752	298	69,050	27,224	(425)	26,799
Earnings before interest, tax, amortisation and significant items	276,786	(3,322)	273,464	235,181	39,602	274,783

15. Segmental reporting (continued)

	Amortisation June 2005			Amortisation June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**62,179**	–	**62,179**	40,270	585	40,855
Consumer Products	**5,364**	–	**5,364**	5,374	–	5,374
Total Pharmaceuticals	**67,543**	–	**67,543**	45,644	585	46,229
Pathology	**17,888**	–	**17,888**	17,927	–	17,927
Diagnostic Imaging	**10,637**	–	**10,637**	8,886	–	8,886
Total Diagnostic Services	**28,525**	–	**28,525**	26,813	–	26,813
Pharmacy	**6,930**	–	**6,930**	6,111	–	6,111
Hospitals	–	–	–	–	1,892	1,892
Consolidated	**102,998**	-	**102,998**	78,568	2,477	81,045
Geographical Segments						
Australia	**54,264**	–	**54,264**	49,760	1,300	51,060
Other Pacific Regions	**1,282**	–	**1,282**	984	1,177	2,161
Australia & Pacific Regions	**55,546**	–	**55,546**	50,744	2,477	53,221
Americas	**16,535**	–	**16,535**	12,251	–	12,251
Europe, Middle East & Africa	**30,917**	–	**30,917**	15,573	–	15,573
Consolidated	**102,998**	–	**102,998**	78,568	2,477	81,045

	Significant items before tax June 2005			Significant items before tax June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**(10,000)**	**(9,640)**	**(19,640)**	–	–	–
Consumer Products	–	–	–	–	–	–
Total Pharmaceuticals	**(10,000)**	**(9,640)**	**(19,640)**	–	–	–
Pathology	–	–	–	–	–	–
Diagnostic Imaging	–	–	–	–	–	–
Total Diagnostic Services	–	–	–	–	–	–
Pharmacy	–	–	–	–	–	–
Hospitals	–	**9,417**	**9,417**	–	504	504
Unallocated	**(5,087)**		**(5,087)**	(7,141)	–	(7,141)
Consolidated	**(15,087)**	**(223)**	**(15,310)**	(7,141)	504	(6,637)
Geographic Segments						
Australia	**(10,087)**	**9,417**	**(670)**	(7,141)	504	(6,637)
Other Pacific regions	–	–	–	–	–	–
Australia & Pacific	**(10,087)**	**9,417**	**(670)**	(7,141)	504	(6,637)
Americas	–	**(9,640)**	**(9,640)**	–	–	–
Europe, Middle East & Africa	**(5,000)**	–	**(5,000)**	–	–	–
Consolidated	**(15,087)**	**(223)**	**(15,310)**	(7,141)	504	(6,637)

	Profit before tax June 2005			Profit before tax June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**54,023**	**(13,304)**	**40,719**	56,661	(225)	56,436
Consumer Products	**19,334**	**63**	**19,397**	10,366	106	10,472
Total Pharmaceuticals	**73,357**	**(13,241)**	**60,116**	67,027	(119)	66,908
Pathology	**64,157**	**–**	**64,157**	50,132	(223)	49,909
Diagnostic Imaging	**18,011**	**–**	**18,011**	18,984	–	18,984
Total Diagnostic Services	**82,168**	**–**	**82,168**	69,116	(223)	68,893
Pharmacy	**25,681**	**–**	**25,681**	32,637		32,637
Hospitals		**9,417**	**9,417**	–	38,396	38,396
Unallocated	**(22,505)**	**279**	**(22,226)**	(19,308)	(425)	(19,733)
Earnings before interest & tax	**158,701**	**(3,545)**	**155,156**	149,472	37,629	187,101
Net interest expense	**(18,041)**	**(1,424)**	**(19,465)**	(8,197)	(6,531)	(14,728)
Consolidated	**140,660**	**(4,969)**	**135,691**	141,275	31,098	172,373
Geographic Segments						
Australia	**119,296**	**9,007**	**128,303**	139,695	31,629	171,324
Other Pacific regions	**1,661**	**50**	**1,711**	(5)	6,549	6,544
Australia & Pacific	**120,957**	**9,057**	**130,014**	139,690	38,178	177,868
Americas	**4,909**	**(12,900)**	**(7,991)**	(1,869)	(124)	(1,993)
Europe, Middle East & Africa	**32,835**	**298**	**33,133**	11,651	(425)	11,226
Earnings before interest & tax	**158,701**	**(3,545)**	**155,156**	149,472	37,629	187,101
Net interest expense	**(18,041)**	**(1,424)**	**(19,465)**	(8,197)	(6,531)	(14,728)
Consolidated	**140,660**	**(4,969)**	**135,691**	141,275	31,098	172,373

	Capital Expenditure June 2005			Capital Expenditure June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000

15. Segmental reporting (continued)

	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**82,875**	**–**	**82,875**	51,280	269	51,549
Consumer Products	**1,440**	**30**	**1,470**	1,425	12	1,437
Total Pharmaceuticals	**84,315**	**30**	**84,345**	52,705	281	52,986
Pathology	**15,546**	**–**	**15,546**	13,142	–	13,142
Diagnostic Imaging	**22,698**	**–**	**22,698**	24,660	–	24,660
Total Diagnostic Services	**38,244**	**–**	**38,244**	37,802	–	37,802
Pharmacy	**4,650**	**–**	**4,650**	5,354	–	5,354
Hospitals	**–**	**–**	**–**	–	29,556	29,556
Unallocated	**3,622**	**–**	**3,622**	6,039	–	6,039
Consolidated	**130,831**	**30**	**130,861**	101,900	29,837	131,737
Geographic Segments						
Australia	**101,247**	**–**	**101,247**	87,637	25,292	112,929
Other Pacific regions	**68**	**30**	**98**	86	4,276	4,361
Australia & Pacific	**101,315**	**30**	**101,345**	87,723	29,568	117,290
Americas	**24,742**	**–**	**24,742**	11,170	269	11,439
Europe, Middle East & Africa	**4,774**	**–**	**4,774**	3,007	–	3,007
Consolidated	**130,831**	**30**	**130,861**	101,900	29,837	131,737

	Assets June 2005			Assets June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**1,869,225**	**3,016**	**1,872,241**	1,634,933	35,555	1,670,488
Consumer Products	**273,280**	**2,155**	**275,435**	292,983	2,183	295,166
Total Pharmaceuticals	**2,142,505**	**5,171**	**2,147,676**	1,927,916	37,738	1,965,654
Pathology	**628,246**	**–**	**628,246**	626,965	–	626,965
Diagnostic Imaging	**372,005**	**–**	**372,005**	371,976	–	371,976
Total Diagnostic Services	**1,000,251**	**–**	**1,000,251**	998,941	–	998,941
Pharmacy	**470,391**	**–**	**470,391**	704,499	–	704,499
Hospitals	**–**	**–**	**–**	–	35,452	35,452
Divestment of Logistics	**–**	**–**	**–**	–	38,777	38,777
Unallocated	**461,134**	**11,276**	**472,410**	369,390	9,673	379,063
Consolidated	**4,074,281**	**16,447**	**4,090,728**	4,000,746	121,640	4,122,386
Geographic Segments						
Australia	**3,104,221**	**–**	**3,104,221**	3,253,535	87,469	3,341,004
Other Pacific regions	**19,531**	**2,675**	**22,206**	23,610	2,698	26,308
Australia & Pacific	**3,123,752**	**2,675**	**3,126,427**	3,277,145	90,167	3,367,312
Americas	**426,068**	**5,119**	**431,187**	468,634	24,833	493,467
Europe, Middle East & Africa	**524,461**	**8,653**	**533,114**	254,967	6,640	261,607
Consolidated	**4,074,281**	**16,447**	**4,090,728**	4,000,746	121,640	4,122,386

	Liabilities June 2005			Liabilities June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**205,622**	**559**	**206,181**	130,391	5,584	135,975
Consumer Products	**31,800**	**529**	**32,329**	30,210	469	30,679
Total Pharmaceuticals	**237,422**	**1,088**	**238,510**	160,601	6,053	166,654
Pathology	**89,253**	**–**	**89,253**	87,006	–	87,006
Diagnostic Imaging	**48,328**	**–**	**48,328**	41,589	–	41,589
Total Diagnostic Services	**137,581**	**–**	**137,581**	128,595	–	128,595
Pharmacy	**331,262**	**–**	**331,262**	349,015	–	349,015
Hospitals	**–**	**47,394**	**47,394**	–	64,431	64,431
Logistics	**–**	**1,749**	**1,749**	–	2,023	2,023
Unallocated	**814,073**	**3,955**	**818,028**	875,698	15,298	890,996
Consolidated	**1,520,338**	**54,186**	**1,574,524**	1,513,909	87,805	1,601,714
Geographic Segments						
Australia	**1,322,731**	**49,216**	**1,371,947**	1,425,525	82,979	1,508,504
Other Pacific regions	**2,035**	**539**	**2,574**	264	476	740
Australia & Pacific	**1,324,766**	**49,755**	**1,374,521**	1,425,789	83,455	1,509,244
Americas	**28,960**	**1,064**	**30,024**	27,561	319	27,880
Europe, Middle East & Africa	**166,612**	**3,367**	**169,979**	60,559	4,031	64,590
Consolidated	**1,520,338**	**54,186**	**1,574,524**	1,513,909	87,805	1,601,714

16. Acquisition and disposal of controlled entities

Year ended 30 June 2005

The following controlled entities were acquired during the year

	Date of acquisition	Consideration $'000	Proportion of share acquired %
Intra-Tech Healthcare Limited	**02/06/05**	**47,703**	**100**
Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	**20/06/05**	**26,776**	**100**
PHT Pharma Srl	**24/06/05**	**25,890**	**100**

During the year, other Pharmaceuticals and Consumer Products businesses and assets were acquired for a total consideration of $35.616 million.

The following controlled entities were disposed of during the year

	Date of disposal	Consideration $'000	Proportion of shares disposed %	Contribution to profit from ordinary activities: To date of disposal $'000	Contribution to profit from ordinary activities: For whole of corresponding period $'000
Mayne Properties Pty Ltd	**26/07/04**	**–**	**100**	**–**	**–**
Healthlinks.net Pty Ltd	**29/10/04**	**607**	**100**	**278**	**110**
Comdotpli Pty Ltd	**29/10/04**	**–**	**100**	**–**	**–**
Mayne Finance Limited	**28/06/05**	**–**	**100**	**14**	**33**
Mayne Pharma do Brasil Lda	**01/04/05**	**9,859**	**100**	**(2,006)**	**(928)**

Year ended 30 June 2004

The following controlled entities were acquired during the previous year

	Date of acquisition	Consideration $'000	Proportion of share acquired %
Gippsland Pathology Service Pty Ltd	01/07/03	14,000	68
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30/04/04	47,287	100

During the 2004 year, other Pharmaceuticals and Diagnostic Imaging businesses and assets were acquired for consideration of $298.813 million.

The following controlled entities were disposed of during the previous year

	Date of disposal	Consideration $'000	Proportion of shares disposed %	Contribution to profit from ordinary activities: To date of disposal $'000	Contribution to profit from ordinary activities: For whole of corresponding period $'000
Australian Medical Enterprises Limited Group HCoA Hospital Holdings (Australia) Pty Ltd Group Hospitals of Australia Limited Group Relkban Pty Ltd Relkmet Pty Ltd Votraint No 664 Pty Ltd Votraint No 665 Pty Ltd PT Healthcare of Surabaya PT Putramas Muliasantosa PT Mitrajaya Medikatama The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited	30/11/03	856,900	100	26,288	(67,502)

17. Equity accounting

Associated Entities at 30 June 2005 were:

Associated Entity	Principal Activity	% Interest in Equity Capital 2005 %	% Interest in Equity Capital 2004 %	Equity Accounted Year Ended	Investment Carrying amount Equity Value 2005 $'000	Investment Carrying amount Equity Value 2004 $'000	Dividends Received 2005 $'000	Dividends Received 2004 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests 2005 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests 2004 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services – Australia	**50**	50	30 June	**306**	286	**20**	–	**20**	5
Campsie Nuclear Medicine Pty Ltd	Medical Services – Australia	**50**	50	30 June	**160**	140	**25**	–	**20**	43
Indo China Healthcare Limited	Health Services – Asia	**45**	45	30 June	**1,282**	962	**–**	92	**320**	(12)
					1,748	1,388	**45**	92	**360**	36

Financial Information relating to Associates:

	June 2005 $'000	June 2004 $'000
The consolidated entity's share of profits and losses, assets and liabilities of associates, in aggregate is:		
Statement of Financial Performance:		
Share of profits/(losses) from ordinary activities before tax of associates	**541**	253
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	**(136)**	(125)
Share of net profit/(loss) as disclosed by associates	**405**	128
Equity accounting adjustments:		
– goodwill amortisation	**–**	–
Equity accounted share of net profit/(loss) of associates	**405**	128
Dividends received from associates	**(45)**	(92)
Share of associates net profit equity accounted	**360**	36
Statement of Financial Position:		
Retained Profits:		
Equity share of retained profits of associated entities at the beginning of the year	**(234)**	(270)
Equity share of retained profits in the current year	**360**	36
Equity share divested	**–**	–
Equity accounted share of retained profits of associates at the end of the year	**126**	(234)
Movements in carrying amount of investments:		
Carrying amount of investments in associates at the beginning of the year	**1,388**	8,506
Share of associates net profit equity accounted	**360**	36
Associate transferred to investment in subsidiaries	**–**	(7,154)
Carrying amount of investments in associates at the end of the year	**1,748**	1,388

18. Discontinuing operations

During the year the consolidated entity discontinued its Pharmaceuticals business in Latin America by divesting its business in Brazil and closing its business in Mexico.

The above transactions are shown as discontinued within the Pharmaceuticals segment in Note 15.

Financial Information for the discontinuing businesses is as follows:

	June 2005 $'000	June 2004 $'000
Financial performance information:		
Revenue from ordinary activities	**10,288**	587,676
Expenses from ordinary activities	**(13,610)**	(550,551)
Net interest expense	**(1,424)**	(6,531)
Loss on sale or closure of Pharmaceuticals Latin American businesses	**(9,640)**	–
Profit on sale of Hospitals businesses	**9,417**	504
Profit from ordinary activities before tax	**(4,969)**	31,098
Tax (expense)/benefit	**5,671**	(6,549)
Net profit after tax	**702**	24,549
Outside equity interest	**13**	23
Net profit after tax and outside equity interest	**689**	24,526
Financial position information:		
Segment assets	**16,447**	121,640
Segment liabilities	**54,186**	87,805
Net assets	**(37,739)**	33,835
Cash flow information:		
Net cash provided by/(used in) operating activities	**(4,914)**	103,710
Net cash provided by/(used in) investing activities	**446**	(108,514)
Net cash provided by financing activities	**–**	–
Net increase/(decrease) in cash held	**(4,468)**	(4,804)

	June 2005 $'000	June 2004 $'000
19. Contingent liabilities		
Claims for which no reserves are considered appropriate	**8,932**	4,159
Contingencies relating to sale of businesses	**1,652**	397
Performance bonds and guarantees	**81,054**	78,421
FH Faulding Pharmacy Guarantee Scheme[1]	**48,862**	65,700
	140,500	148,677

1 FH Faulding & Co Limited, a controlled entity of Mayne Group Limited, provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to FH Faulding & Co Limited under the guarantee. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2005.

Due to the nature of its generic pharmaceuticals business, Mayne is engaged in litigation during the normal course of business for alleged infringement of patents. The information usually required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

20. Subsequent events

Dividends

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	**6.5c**	**3.25c**	**6.5c**	**2 September 2005**	**30 September 2005**

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Epirubicin

On 5 August 2005, the Federal Court of Australia (Victorian Division) ruled that the Mayne Pharma's formulation of epirubicin infringes a patent of the innovator, Pharmacia Italia S.P.A. (a subsidiary of Pfizer Inc). As a result, the group has recorded an expense in these accounts that has been included in the significant item relating to epirubicin in Note 6.

DIRECTORS' DECLARATION

In the opinion of the Directors of Mayne Group Limited, the accompanying Concise Financial Report of the consolidated entity, comprising Mayne Group Limited and its controlled entities, for the year ended 30 June 2005, set out on pages 45 to 73:

a) has been derived from or is consistent with the full Financial Report for the financial year; and

b) complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Signed in accordance with a resolution of the Directors on 9 September 2005.

PJ WILLCOX
Chairman

SB JAMES
Group Managing Director and Chief Executive Officer

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

TO THE MEMBERS OF MAYNE GROUP LIMITED

Scope

The Financial Report and directors' responsibility

The Concise Financial Report comprises the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying Notes 1 to 20, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in sections 1 to 2.1, 2.3 and 4 to 6 of the Remuneration Report in the Directors' Report and the accompanying Discussion and Analysis on the Statement of Financial Performance, Statement of Financial Position, and Statement of Cash Flows, set out on pages 46 to 73 for Mayne Group Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2005.

The Directors of the Company are responsible for the preparation of the Concise Financial Report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full Financial Report including the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in sections 1 to 2.1, 2.3 and 4 to 6 of the Remuneration Report in the Directors' Report of the Company and its controlled entities for the year ended 30 June 2005.
The Remuneration Report also contains information in sections 2.2 and 3 not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, which is not subject to our audit. Our audit report on the full Financial Report was signed on 9 September 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the Concise Financial Report to assess whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the Concise Financial Report is consistent with the full Financial Report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full Financial Report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the Concise Financial Report of Mayne Group Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

Paul J McDonald
Partner

Melbourne
9 September 2005

COMPARATIVE SUMMARY – CONSOLIDATED FINANCIAL INFORMATION

Financial Years	**2005 $'000**	2004 $'000	2003 $'000	2002 $'000	2001 $'000
Assets Employed					
Property, plant and equipment	**543,404**	455,348	1,074,061	1,450,658	1,178,263
Investments	**9,917**	7,414	25,911	34,275	26,866
Other non-current assets	**2,235,456**	2,201,630	2,004,396	2,057,933	754,243
Current assets	**1,301,951**	1,457,994	1,554,187	1,848,369	1,254,423
Total Assets	**4,090,728**	4,122,386	4,658,555	5,391,235	3,213,795
Financed by					
Contributed equity	**2,796,407**	2,816,239	3,292,514	3,403,284	1,266,252
Reserves	**(22,154)**	(27,092)	(30,377)	(2,766)	(27,448)
Retained profits	**(261,509)**	(271,544)	(278,665)	214,146	153,953
Shareholders' interests	**2,512,744**	2,517,603	2,983,472	3,614,664	1,392,757
Outside equity interests	**3,460**	3,069	4,320	3,160	16,918
Non-current liabilities	**406,993**	842,814	630,858	758,711	791,095
Current liabilities	**1,167,531**	758,900	1,039,905	1,014,700	1,013,025
Total Funds Employed	**4,090,728**	4,122,386	4,658,555	5,391,235	3,213,795
Sales revenue	**3,840,903**	4,089,669	5,194,510	4,991,957	3,158,663
Operating profit after tax before significant items*	**83,531**	102,082	56,826	150,299	106,405
Net profit	**80,454**	94,274	(456,163)	173,611	161,562
Dividends	**70,489**	79,351	31,784	113,418	57,350
Operating profit after tax before significant items/sales revenue	**2%**	2%	1%	3%	2%
Net profit/shareholders' interests*	**3%**	4%	(15)%	5%	4%
Net tangible asset backing per share	**$0.51**	$0.60	$1.37	$2.15	$1.81
Basic earnings per share	**12.6c**	13.0c	(57.0)c	24.6c	40.7c
Basic earnings per share before significant items*	**13.1c**	14.0c	7.1c	21.3c	26.8c
Dividends per share	**11.0c**	17.0c	4.0c	14.0c	13.0c

* Adjusted for outside equity interests

This Schedule does not form part of the Concise Financial Report for the year ended 30 June 2005.

COMPANY DIRECTORY

Important dates

Final dividend to be paid
30 September 2005

Annual General Meeting
8 November 2005

Company information

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia

Registered Office
Level 21, 390 St Kilda Road Melbourne
Victoria 3004 Australia

Telephone +61 3 9868 0700
Facsimile +61 3 9867 1179

Stock Exchange Listing
Australian Stock Exchange Limited
Stock Code 'MAY'

Share Registry
ASX Perpetual Registrars Limited

GPO Box 1736 Melbourne
Victoria 3001 Australia

Level 4, 333 Collins Street Melbourne
Victoria 3000 Australia

Telephone 1300 727 265 or
+61 3 9615 9128
Facsimile +61 3 9615 9900
+61 3 8614 2909 (proxies only)
Email registrars@asxperpetual.com.au
Website www.asxperpetual.com.au

American Depositary Receipts
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, New York 10286

Toll free for US residents 1-888-BNY-ADRs
Non-US residents +1-610-382-7833
Website www.adrbny.com

Investor Inquiries
Mayne Investor Relations
Telephone +61 3 9868 0141
Facsimile +61 3 9868 0751
Email investor.relations@maynegroup.com

Mayne Website
www.maynegroup.com

Group Managing Director and Chief Executive Officer
Mr Stuart James

Chief Financial Officer
Mr Paul Binfield

Company Secretary
Mr Tim Paine

Independent Auditors
KPMG

Designed and produced by Ross Barr & Associates Pty Limited

www.maynegroup.com

Financial Report
2005

RECEIVED
2005 NOV -3 A 10: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

mayne

healthy outcomes



Mayne Group Limited
ABN 56 004 073 410

The Financial Report is a detailed report that has been prepared by Mayne Group Limited as part of its statutory annual reporting obligations under the *Corporations Act 2001*. It must be read in conjunction with the Annual Review 2005, which includes the Directors' Report and the Remuneration Report.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

financial report

30 JUNE 2005

CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		PARENT ENTITY	
	Note	**2005 $'000**	2004 $'000	**2005 $'000**	2004 $'000
Revenues from ordinary activities	3	**3,917,060**	5,042,766	**132,935**	1,060,476
Employee expense		**(688,361)**	(953,594)	**(42,774)**	(123,969)
Subcontractor expense		**(12,524)**	(15,717)	**(7)**	(307)
Purchases of materials and trading stocks		**(2,493,761)**	(2,184,788)	**–**	–
Change in inventories		**(29,198)**	(78,463)	**–**	–
Consumables expense		**(114,215)**	(190,498)	**(1,358)**	(18,149)
Marketing costs		**(51,024)**	(38,085)	**(239)**	(275)
Fleet operation and distribution costs		**(19,476)**	(17,151)	**(154)**	(149)
Occupancy costs		**(98,190)**	(129,769)	**(7,181)**	(16,899)
Depreciation and amortisation	4	**(166,832)**	(156,345)	**(5,354)**	(8,596)
Borrowing costs	4	**(31,374)**	(32,223)	**(35,809)**	(32,641)
Other expenses from ordinary activities		**(57,320)**	(203,201)	**(14,003)**	(90,855)
Cost of investment in Logistics, Consumer Products, Pharmaceuticals and Hospitals businesses divested	4	(19,499)	**(870,687)**	–	**(690,686)**
Cost recovery from controlled entities		**–**	–	**111,104**	39,622
Share of net profits/(losses) of associates accounted for using the equity method	32	**405**	128	**–**	–
Profit/(loss) from ordinary activities before income tax (expense)/benefit		**135,691**	172,373	**137,160**	117,572
Income tax (expense)/benefit	5	**(51,331)**	(74,408)	**(56,303)**	5,467
Net profit/(loss)		**84,360**	97,965	**80,857**	123,039
Net (profit)/loss attributable to outside equity interests	22	**(3,906)**	(3,691)	**–**	–
Net profit/(loss) attributable to members of Mayne Group Limited		**80,454**	94,274	**80,857**	123,039
Net profit/(loss) attributable to members of Mayne Group Limited (brought forward)		**80,454**	94,274	**80,857**	123,039
Non-owner transaction changes in equity:					
Net increase/(decrease) in asset revaluation reserve	21	**18,581**	(3,376)	**–**	–
Net increase/(decrease) in capital profits reserve	21	**–**	(1,113)	**–**	–
Net increase/(decrease) in general reserve	21	**–**	(26)	**–**	–
Net exchange difference on translation of financial statements of self-sustaining foreign operations	21	**(13,573)**	(2)	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		**5,008**	(4,517)	**–**	–
Total changes in equity from non-owner-related transactions attributable to members of Mayne Group Limited	22	**85,462**	89,757	**80,857**	123,039
Basic earnings per share	6	**12.6c**	13.0c		
Diluted earnings per share	6	**12.6c**	13.0c		
Dividends per share	7	**11.0c**	17.0c		

The accompanying notes form part of this Financial Report

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTE	**2005 $'000**	2004 $'000	**2005 $'000**	2004 $'000
Current Assets					
Cash and deposits	8	**389,758**	304,264	**295,598**	205,003
Receivables	9	**459,758**	674,885	**10,111,812**	6,510,014
Inventories	10	**418,034**	447,033	**–**	–
Other current assets	11	**34,401**	31,812	**11,607**	7,880
Total Current Assets		**1,301,951**	1,457,994	**10,419,017**	6,722,897
Non-Current Assets					
Deposits	8	**606**	657	**–**	–
Receivables	12	**4,836**	5,251	**1,975**	2,018
Investments accounted for using the equity method	32	**1,748**	1,388	**–**	–
Other financial assets	13	**8,169**	6,026	**2,487,063**	2,488,632
Property, plant and equipment	14	**543,404**	455,348	**26,958**	21,693
Intangibles	15	**2,131,020**	2,049,847	**2,048**	2,999
Deferred tax assets	16	**94,941**	122,662	**71,984**	98,815
Other	16	**4,053**	23,213	**191**	17,970
Total Non-Current Assets		**2,788,777**	2,664,392	**2,590,219**	2,632,127
Total Assets	25	**4,090,728**	4,122,386	**13,009,236**	9,355,024
Current Liabilities					
Payables	17	**577,789**	528,346	**58,199**	36,053
Interest-bearing liabilities	18	**390,356**	6,847	**10,228,941**	6,344,965
Current tax liabilities	19	**39,128**	18,702	**29,997**	–
Provisions	19	**160,258**	205,005	**57,552**	87,274
Total Current Liabilities		**1,167,531**	758,900	**10,374,689**	6,468,292
Non-Current Liabilities					
Payables	17	**946**	6,174	**–**	–
Interest-bearing liabilities	18	**283,664**	752,477	**262,140**	507,651
Deferred tax liabilities	19	**38,964**	44,315	**32,124**	25,633
Provisions	19	**83,419**	39,848	**1,247**	1,227
Total Non-Current Liabilities		**406,993**	842,814	**295,511**	534,511
Total Liabilities	25	**1,574,524**	1,601,714	**10,670,200**	7,002,803
Net Assets		**2,516,204**	2,520,672	**2,339,036**	2,352,221
Equity					
Mayne Group Limited Interest					
Contributed equity	20	**2,796,407**	2,816,239	**2,802,850**	2,826,403
Reserves	21	**(22,154)**	(27,092)	**–**	–
Retained profits/(accumulated losses)	21	**(261,509)**	(271,544)	**(463,814)**	(474,182)
Total Mayne Group Limited Equity Interest		**2,512,744**	2,517,603	**2,339,036**	2,352,221
Outside equity interests	22	**3,460**	3,069	**–**	–
Total Equity		**2,516,204**	2,520,672	**2,339,036**	2,352,221

The accompanying notes form part of this Financial Report

STATEMENTS OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		PARENT ENTITY	
	Note	**2005 $'000**	2004 $'000	**2005 $'000**	2004 $'000
Cash Flows from Operating Activities					
Cash receipts from customers		**4,369,631**	4,416,530	**5,372**	147,143
Cash receipts from controlled entities		**–**	–	**79,500**	–
Cash payments to suppliers and employees		**(3,890,815)**	(4,135,681)	**(39,315)**	(135,464)
Dividends and trust distributions received		**95**	92	**–**	418,880
Interest received		**11,115**	17,734	**9,774**	15,023
Borrowing costs paid		**(36,587)**	(30,024)	**(28,401)**	(25,435)
Income taxes (paid)/refunded		**12,742**	4,039	**16,047**	18,075
Net operating cash flows	23	**466,181**	272,690	**42,977**	438,222
Cash Flows from Investing Activities					
Proceeds on disposal of entities/business operations (net of cash disposed)		**114,698**	828,500	**94,483**	709,400
Payments made on divestment activities		**(41,737)**	(56,830)	**(41,582)**	(56,622)
Payments for acquisition of entities/business operations (net of cash acquired)		**(117,519)**	(359,487)	**(6,707)**	–
Proceeds from sale of property, plant and equipment		**2,500**	2,810	**–**	–
Payments for property, plant and equipment		**(130,861)**	(131,737)	**(7,682)**	(12,598)
Proceeds from sale of investments		**442**	5,753	**–**	–
Payments for operating rights and licences		**(59,621)**	(56,625)	**–**	–
Payments for investments		**(2,388)**	–	**–**	–
Proceeds/(payments) for loans to controlled entities		**–**	–	**(70,141)**	(565,124)
Payments for development of acquired licenced products		**(9,285)**	(9,735)	**(1,690)**	–
Payments for amounts capitalised into goodwill		**(10,593)**	(7,958)	**–**	(2,250)
Payments for costs of proposed demerger		**(3,549)**	–	**(3,549)**	–
Net investing cash flows		**(257,913)**	214,691	**(36,868)**	72,806
Cash Flows from Financing Activities					
Proceeds from issue of shares		**1,539**	471	**1,539**	471
Proceeds from borrowings		**294,134**	797,590	**253,977**	380,122
Repayments of borrowings		**(318,096)**	(648,535)	**(78,346)**	(280,888)
Finance lease principal		**(4,468)**	(3,643)	**–**	–
Payments for share buy-back		**(42,661)**	(493,835)	**(42,661)**	(493,835)
Dividends paid		**(52,905)**	(54,566)	**(52,905)**	(54,566)
Realised foreign exchange gains/(losses)		**4,023**	(32,947)	**2,882**	12,181
Net financing cash flows		**(118,434)**	(435,465)	**84,486**	(436,515)
Net increase/(decrease) in cash held		**89,834**	51,916	**90,595**	74,513
Cash at the beginning of the financial year		**304,245**	255,192	**205,003**	130,490
Effect of exchange rate changes on cash held		**(4,321)**	(2,863)	**–**	–
Cash at the end of the financial year	23	**389,758**	304,245	**295,598**	205,003

The accompanying notes form part of this Financial Report

1. Statement of significant accounting policies

The significant policies which have been adopted in the preparation of this Financial Report are:

(a) Basis of preparation

The Financial Report, being a general purpose financial report, has been prepared in accordance with the following significant accounting policies which, except where there is a change in accounting policy which is separately disclosed, are generally consistent with previous years and which are also in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The Financial Report has been prepared in accordance with conventional historical cost principles and has not been adjusted to take account of changing money values except to the extent that the revaluations of certain non-current assets partially reflect such changes.

(b) Financial year

The 2005 and 2004 financial years comprised the years ended 30 June 2005 and 30 June 2004. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

(c) Reclassification of financial information

The format of segmental reporting has been revised to disclose earnings before interest, tax, significant items and amortisation of intangibles (EBITA). Segmental reporting has been revised to include the Latin American Pharmaceuticals businesses as discontinued businesses.

The consolidated entity operates predominantly in the following industries:

'Pharmaceuticals' comprises the development, manufacture and distribution of injectable pharmaceuticals. The Latin American businesses which were divested or closed during the year are shown as discontinued.

In June 2005 Mayne announced a proposed demerger of its Pharmaceuticals business. Should shareholders vote in support of the demerger the Pharmaceuticals segment (excluding Consumer Products) would comprise the discontinued business to be demerged.

'Consumer Products' comprises the manufacture and distribution of health and personal care products.

'Diagnostic Services' comprises pathology services, including the management of medical centres and diagnostic imaging services

'Pharmacy' comprises the provision of distribution and retail management services to pharmacies.

'Hospitals' comprises the management of stand-alone and co-located private hospitals and public hospital management. The hospital businesses were divested in the 2004 year and have been disclosed as discontinued.

'Unallocated' comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings, and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

Provisions

Certain amounts classified in current employee benefits provisions in the previous financial year have been reclassified to non-current employee benefits provisions as a result of the application of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets.*

The amounts reclassified are as follows:

- $29,490,000 consolidated ($985,000 parent entity) reclassified from current employee benefits provisions to non-current employee benefits provisions.

(d) Revenue recognition (Note 3)

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities. Revenue from the sale of goods arises in the Pharmaceuticals, Consumer Products and Pharmacy businesses to entities outside the consolidated entity. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when control of the goods passes to the customer. In the pharmaceuticals business, where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party. Service revenue earned (net of discounts and allowances) from the provision of services by the Pathology, Diagnostic Imaging and Pharmacy businesses is recognised when the service has been performed.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser, and the profit or loss on disposal is also brought to account at this time.

Dividend income from controlled entities is brought to account in the parent entity at the time the dividends have been declared by the controlled entities. Dividend income from associated entities is brought to account at the time the dividends are received.

Research and development grants relating to research and development costs that have been expensed are recognised as revenue.

(e) Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates, and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of the financial statements of overseas controlled entities

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

1. Statement of significant accounting policies (continued)

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of 'self sustaining' foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the Directors have, where prudent, entered into specific hedge transactions to protect the value of equity in, and loans to, overseas controlled entities. In accordance with the requirements of AASB 1012 *Foreign Currency Translation*, gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on the balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income tax

Tax effect accounting is adopted in both the parent entity and consolidated entity financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as 'Deferred Tax Liabilities' or 'Deferred Tax Assets'. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the statement of financial performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

Tax consolidation

The parent entity is the head entity in the tax-consolidated group comprising all of the Australian wholly-owned subsidiaries set out in Note 31. The implementation date for the tax-consolidated group is 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The Australian wholly-owned subsidiaries have not entered into a tax funding agreement with the head entity.

(g) Inventory valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the pharmaceuticals and consumer businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The costs of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution are deducted to establish net realisable value.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectibility of debts is assessed at balance date, and specific provisions are made for any doubtful accounts. In addition, a general provision is maintained.

(i) Investments

Controlled entities

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 *Consolidated Accounts*. AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

All inter-entity transactions and balances have been eliminated on consolidation.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

Associated entities

The associated entities have been determined in accordance with AASB 1016 *Accounting for Investments in Associates*. This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Other investments

Listed and other investments in entities that are held as long term strategic investments are carried at cost and tested for impairment in accordance with the policy described in Note 1(o).

Listed investments that are held as available for sale are carried at market value.

1. Statement of significant accounting policies (continued)

(j) Property, plant and equipment

Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as outlined in Note 1(q).

Revaluations
Land and buildings are independently revalued every 3 years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed, to these assets. The net cash inflows are estimated using market-determined risk-adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as Directors' valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale
Items of property, plant and equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k) Plantation assets

The Group has Yew tree plantations on leased land in the USA. The plantations will be 'whole tree' harvested and the harvested trees dried and processed. The resultant active pharmaceutical ingredient (API) Taxane is recognised as inventory.

Plantation assets are measured at cost, being the net market value at date of acquisition.

(l) Intangibles

Goodwill
Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the Directors to confirm that the current valuation is appropriate and systematically amortised against operating income over the period of time, not exceeding 20 years, during which benefits are expected to arise.

Brand names and licences and operating rights
The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

Product development expenditure incurred in relation to acquired licences and rights is capitalised into the cost of the licence or right and tested for impairment in accordance with the policy described in Note 1(o).

Depreciation rates range from 1% per annum to 50% per annum, dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand, licence or operating right cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

The carrying value of each brand name and licence was independently assessed during the June 2003 financial year by Trowbridge Deloitte Limited. The valuation basis used involved the determination of a royalty by comparing the estimated discounted cash flows of the business to the estimated discounted cash flows specifically attributable to the brand name or licence, and then valuing this royalty stream.

Research and development
Expenditure on research and development activity is expensed as incurred.

(m) Capitalisation of interest

Building projects
To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. Interest of $1.787 million was capitalised during the current year (2004: $Nil).

(n) Capitalisation of leased assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(o) Recoverable amounts of non-current assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The after tax discount rate used, based on weighted average cost of capital, was 9.6% (2004: 9.6%).

(p) Deferred expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account, and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of 5 years and is reviewed in accordance with the policy set out in Note 1(o).

(q) Depreciation and amortisation

Freehold properties
Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated over their useful life, being on average 40 years, at 2.5% per annum.

Leasehold improvements
The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, which range from 1 year to 15 years.

1. Statement of significant accounting policies (continued)

(q) Depreciation and amortisation (continued)

Plant and equipment
Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives. Depreciation rates range from 5% per annum to 33.3% per annum, dependent upon the nature and useful life of the asset.

Leased plant and equipment
Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives. Depreciation rates range from 5% per annum to 33.3% per annum, dependent upon the nature and useful life of the asset.

All of the above rates are consistent with those used in the prior financial year.

(r) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(s) Employee entitlements

Wages, salaries, annual leave and sick leave:
The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long service leave
The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

Superannuation funds
The consolidated entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Two of the funds to which the Company contributes are defined benefit plans. Details of these plans are set out in Note 34. These defined benefit plans are closed to new members, and employees are members of company-sponsored defined contribution plans or of industry or government plans, depending on regional requirements.

Executive share option plan
During previous financial years the parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme. When options are exercised the employee pays cash that is banked and new shares are issued for the equivalent value, resulting in an increase in contributed equity.

Employee share acquisition plan
During the 1998–1999 financial year the Group granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the 2002 financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, and during the current financial year employees were invited to apply for approximately $1,000 of Mayne Group ordinary shares at no consideration. Other than the costs incurred in administering these schemes, which were expensed as incurred, the consolidated entity has not recognised an expense associated with the schemes.

Senior executive short term incentive plan
During the previous financial year the Group established a share plan under which eligible senior executives must take a specified percentage of incentive remuneration in the form of Mayne Group ordinary shares. These shares are subject to a 3-year vesting period and dealing restrictions for a period of 10 years from the date of the award of the shares whilst the executive remains an employee.

(t) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

Restructuring
A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Acquisitions
Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities and for deferred consideration where this can be measured reliably and where the payment of the consideration is probable at balance date.

Onerous contracts
Provision is made where the consolidated entity is party to onerous contracts.

Surplus leased premises
Provisions are made in circumstances where the consolidated entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the consolidated entity is paying.

Self-insured workers compensation
Australian businesses provide for self-insured workers' compensation under the licencing conditions of the respective States. The provisions are based on independent actuarial assessments of claims liabilities and IBNR factors.

1. Statement of significant accounting policies (continued)

(u) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the consolidated entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. The consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest rate swaps

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Cross currency interest rate swaps

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period. The accounting for principal amounts is set out in Note 1(e).

Foreign exchange derivatives

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

Interest rate options

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(v) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the GST is not recoverable from the Australian Tax Office (ATO), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included. The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(w) Use of estimates

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates, and any movements resulting from a change in the estimates are recognised through the statement of financial performance.

(x) Nature of operations

The consolidated entity operates substantial businesses in four core industries:

Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals.

Pharmaceuticals has plants in Australia, USA, Puerto Rico and Germany and distributes to more than 50 countries in three regions, being Asia Pacific, Americas and Europe, Middle East and Africa. During the year the Latin American Pharmaceuticals businesses were sold or closed and are included in discontinued operations. In June 2005 Mayne announced a proposed demerger of its Pharmaceuticals business. Should shareholders vote in support of the demerger the Pharmaceuticals segment would comprise the discontinued business to be demerged.

Consumer Products includes the manufacture and distribution of health and personal care products.

Diagnostic Services includes pathology, medical centres and diagnostic imaging services.

Pharmacy includes the provision of distribution and retail management services to pharmacies.

Consumer Products, Diagnostic Services and Pharmacy operations are primarily in Australia.

2. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Limited ('Mayne') must comply with International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of IFRS for Mayne is 1 July 2005 ('adoption date'), hence the reporting period commencing 1 July 2005 (FY06) will be the first period that Mayne will apply the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne's opening IFRS statement of financial position has been restated at 1 July 2004 ('transition date').

Mayne appointed a steering committee with the responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team is responsible for the day-to-day management of the project, and this team reports to the steering committee.

A detailed project plan with six distinct phases was developed. The phases of the project and the key actions related to each phase are detailed below. The first five phases of the project are complete, with the implementation phase currently in progress.

2. Transition to IFRS (continued)

Definition phase

- Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.
- Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

- A communication plan for the project was developed.
- The project plan was communicated to the project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

- Detailed review of each standard, noting each difference between the existing Australian GAAP ('AGAAP') and the new IFRS standard, and the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.
- Preparation and distribution of papers detailing the significant changes in financial reporting.
- Collation and analysis of data to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

- Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.
- Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005.

Training

- Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.
- Updating the Mayne Accounting Policy Manual to reflect IFRS-based accounting policies.
- Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

Implementation

- Half year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.
- 31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

Under AASB 1047 *Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards*, entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial reporting of adoption of IFRS. Based on IFRS, as currently issued, the known estimable transition differences of Mayne on the application of IFRS are summarised below.

The transitional adjustments reported in this note are based on the IFRS standards released as at 30 June 2005. These are subject to ongoing review and amendment by the AASB, or technical updates and interpretative guidance supplied from the International Accounting Standards Board, which could change the adjustments reported.

The transition adjustments identified are based on the work performed to date by the IFRS Project Team and represent the current best estimate of the impact of IFRS on Mayne as at reporting date. The known impacts on the 2005 results and on the financial position at 30 June 2005 are also included below. Mayne is still in the process of finalising the impact of these adjustments, and consequently the impact of transition to IFRS will change once the impact of the effect is finalised.

(a) AASB 2 'Share-based Payment' (AASB 2)

Under AGAAP, Mayne currently discloses information in the financial report in relation to the number and respective value of shares and options issued. Mayne's current accounting policy does not recognise an expense in the statement of financial performance for shares and options issued.

On adoption of AASB 2, Mayne will recognise an expense for all share-based remuneration, which will be determined with regard to the fair value of the equity instruments issued. The fair value, calculated in accordance with AASB 2, will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

A transitional adjustment to Mayne's retained profits of $2.441 million (the Company: $2.441 million) will be recognised relating to the amortisation of those issues. In addition, $0.696 million will be transferred from the share option reserve to contributed equity to recognise shares that have been issued on share options that have been exercised (the Company: $0.696 million).

For the year ended 30 June 2005, Mayne will recognise a reduction to employee expenses in the statement of financial performance of $0.177 million (the Company: $0.177 million), representing those entitlements to equity instruments that have been forfeited during the period.

(b) AASB 3 'Business Combinations' (AASB 3)

Purchased goodwill and goodwill on consolidation represent the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired. Mayne's current accounting policy is to systematically amortise goodwill over a period of time during which benefits are expected to arise; this must not exceed 20 years.

Under IFRS, goodwill acquired in a business combination will no longer be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate a potential impairment. If an impairment in the value of goodwill is identified this is immediately recognised in the statement of financial performance.

Under the transitional arrangements of AASB 1, an election is available to apply AASB 3 prospectively from transition date. The election also allows an entity to select a date, earlier than the date of transition, from which AASB 3 will be prospectively applied. Mayne has elected to apply AASB 3 prospectively from 1 October 2003, being the date of the earliest acquisition that Mayne has elected to restate under AASB 3. The impact of AASB 3 and associated transitional arrangements on Mayne will be:

- all business combinations that occurred subsequent to 1 October 2003 will be revisited and accounted for under the requirements of AASB 3;
- the acquisition accounting for all business combinations that occurred prior to 1 October 2003 will not be revisited under IFRS;
- no changes can be made to the acquisition accounting of business combinations made prior to 1 October 2003; and

2. Transition to IFRS (continued)

(b) AASB 3 'Business Combinations' (AASB 3) (continued)

- any goodwill amortisation that has been reported under AGAAP subsequent to the transition date, being 1 July 2004, will be reversed in the comparative IFRS reporting period.

In making the election to apply AASB 3 from 1 October 2003, Mayne will revisit the following acquisitions under IFRS that occurred prior to transition date:

- purchase of the assets and business of MIA's NSW pathology business Medical Diagnostics Australia;
- purchase of the worldwide generic injectable paclitaxel business from NaPro Biotherapeutics, Inc (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, Mayne will also revisit those acquisitions made subsequent to transition date under IFRS. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA, specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited, a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH; and
- purchase of the shares in PHT Pharma Srl., which is a generic pharmaceutical business that specialises in the hospital segment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified, and Mayne will reduce goodwill by $97.989 million and increase intangible assets by $95.763 million on transition to IFRS. The net difference of $2.226 million, being a credit to retained earnings, comprises a reduction in goodwill amortisation of $5.579 million, an increase in intangibles amortisation of $6.159 million, and derecognition of costs capitalised into goodwill of $1.646 million. For the year ended 30 June 2005, the amortisation charge relating to the additional intangible assets recognised will be $11.158 million. No adjustments are expected for the Company.

The application of AASB 3 for the year to 30 June 2005 will reduce goodwill by $2.933 million, relating to the derecognition of costs capitalised into goodwill, with the corresponding amount being charged to statement of financial performance. No adjustments are expected for the Company.

The requirement to cease all goodwill amortisation from transition date will have the effect of reducing the amortisation expense and therefore improving the reported profits of Mayne, subject to any impairment charge that may be required. This change in accounting policy under IFRS may result in increased volatility in future earnings where impairment losses are recognised. The goodwill amortisation charge for the year ended 30 June 2005, for those business combinations revisited to apply AASB 3, was $15.892 million under AGAAP.

The amortisation charge for the remaining goodwill balance recognised by Mayne for the year ended 30 June 2005 was $75.754 million under AGAAP (the Company: $Nil).

(c) AASB 112: 'Income Taxes' (AASB 112)

With the introduction of IFRS a 'balance sheet' approach to accounting for taxation will be adopted, replacing the current 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is likely that under IFRS, additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current AGAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under IFRS, the threshold for asset recognition is the 'probable' test.

The identified tax adjustments to deferred tax assets and liabilities of Mayne that arise on transition to other IFRS standards will comprise an increase in the deferred tax asset of $0.323 million associated with the pension liability as detailed in note 2(f), an increase in deferred tax liability of $4.095 million for the tax effect of capitalisation of development expenditure and an increase to the deferred tax asset of $2.040 million, and an increase to the deferred tax liability of $2.110 million relating to the recognition of additional leases on balance sheet under IFRS.

In addition, Mayne will recognise an increase in deferred tax assets of $6.069 million, and an increase in deferred tax liabilities of $11.740 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The identified tax adjustments to deferred tax assets and liabilities of Mayne relating to IFRS adjustments for the year ended 30 June 2005 will comprise an increase in deferred tax liability of $2.151 million for the tax effect of capitalisation of development expenditure. In relation to the leases that were recognised on balance sheet on transition to IFRS there has been a decrease to the deferred tax asset of $0.563 million and a decrease to the deferred tax liability of $0.465 million.

In addition, Mayne will recognise, for the year ended 30 June 2005, that an increase in deferred tax assets of $0.612 million and an increase in deferred tax liabilities of $0.297 million will arise from the change in the method of accounting for income taxes from the income statement approach to the balance sheet approach, for items not previously recognised.

The Urgent Issues Group ('UIG') has issued Interpretation 1052 which requires wholly owned subsidiaries in a tax consolidated group to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity, in the tax consolidated group, via an equity contribution or distribution.

The Interpretation stipulates acceptable methods of allocating deferred tax assets and deferred tax liabilities among entities within a tax consolidated group. These methods are the 'stand-alone tax payer' approach; the 'separate tax payer within group' approach; and the 'group allocation' approach. Mayne has elected to use the stand-alone tax payer approach, which requires the deferred tax assets and deferred tax liabilities with the tax consolidated group to be allocated out to each entity as if it continued to be a taxable entity in its own right.

2. Transition to IFRS (continued)

(c) AASB 112: 'Income Taxes' (AASB 112) (continued)

This interpretation does not impact the consolidated Mayne group. However, it does impact the Company as the head entity of the tax consolidated group. The Company will no longer recognise the deferred tax assets (other than those relating to tax losses) or deferred tax liabilities relating to the other entities within the tax consolidated group.

As UIG 1052 was approved by the AASB on 8-9 June 2005, the impact of the pronouncement on the Company and the wholly owned subsidiaries has not yet been quantified.

(d) AASB 116: 'Property, Plant and Equipment' (AASB 116)

The current accounting policy of Mayne is to independently revalue land and buildings every 3 years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under IFRS, Mayne has elected to apply the cost basis of recording property, plant and equipment, thereby deeming that the carrying value of property, plant and equipment will be the cost value from the date of transition.

In making the above election on transition to IFRS, the asset revaluation reserve will be derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to IFRS, the asset revaluation reserve of the consolidated entity and the Company was nil; therefore no transitional adjustment is required.

Due to this change in accounting policy from transition date Mayne will reverse any revaluations that have been recognised since the date of transition. The property, plant and equipment revaluation for Mayne for the year ended 30 June 2005 was $18.581 million (the Company: $Nil).

(e) AASB 117: 'Leases' (AASB 117)

The classification of a lease as an 'operating' lease or a 'finance' lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in AGAAP. Mayne has reviewed all lease contracts and has identified a number of leases, currently classified under AGAAP as 'operating' leases, that meet the criteria of a 'finance' lease under IFRS.

AASB 1 requires that all assets and liabilities whose recognition is required by IFRS be recognised on transition. Therefore, those leases that are identified as finance leases, but are currently accounted for as operating leases under AGAAP, will be recognised in the statement of financial position. This will result in the recognition of a leased asset and liability in relation to the financing arrangement. This change in accounting will not significantly impact the future earnings of Mayne, as the operating lease expense currently recognised will be replaced by a depreciation charge and an interest expense of similar magnitude.

On transition to IFRS, Mayne will recognise leased assets valued at $10.465 million (the Company: $0.026 million) and lease liabilities totalling $12.447 million (the Company: $0.045 million). The adjustment will result in Mayne recognising an increase in deferred tax assets of $2.040 million and an increase in deferred tax liabilities of $2.110 million. For the year ended 30 June 2005, the operating lease expense under AGAAP of $4.238 million (the Company: $0.023 million) will be reversed and will be replaced with a depreciation charge of $2.831 million (the Company: $0.022 million) and an interest expense of $0.464 million (the Company: $Nil) for IFRS, resulting in a net increase in profit before tax of $0.943 million (the Company: $0.001 million).

During the year ended 30 June 2005 an onerous lease provision was recognised under AGAAP. As this lease was recognised as a finance lease on transition to IFRS the charge to the statement of financial performance under AGAAP was recognised as part of the transition adjustment, resulting in a net increase in profit before tax of $1.989 million (the Company: $Nil).

(f) AASB 119: 'Employee Benefits' (AASB 119)

The current policy of Mayne is to ensure that sufficient contributions are made to the defined benefit superannuation plans, operated in the United States, Germany and Australia, to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

Under IFRS, AASB 119 requires the net surplus or deficit of defined benefits funds, at transition date, to be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date, determined in accordance with AASB 119. This adjustment will result in Mayne recognising a defined benefit liability of $1.768 million (the Company: $1.320 million), a decrease to retained earnings of $1.768 million (the Company: $1.320 million), and a $0.323 million increase to the deferred tax asset, as detailed in Note 2(c).

AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. Mayne have elected to recognise actuarial gains or losses directly in equity, with the other components of defined benefit costs being recognised in the statement of financial performance.

As the plans are closed to new members, and do not have significant outstanding balances, no impact is anticipated under IFRS for the recognition of actuarial gains/losses in equity for Mayne's defined benefit plans for the year ended 30 June 2005 (the Company: $Nil).

(g) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)

On the date of transition to IFRS, Mayne will take advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election will result in a credit adjustment against the FCTR of $27.092 million, with a corresponding adjustment being made against retained earnings. No adjustment is expected for the Company.

Subsequent to transition to IFRS, exchange rate differences relating to the translation of foreign operations, including the impact on the IFRS transition adjustments, will continue to be recognised in the FCTR as a separate component of equity. The exchange differences are then released through the statement of financial performance when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)

Under AASB 132/139, Mayne's accounting policy will change to recognise in the statement of financial position all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value will be carried at cost or amortised cost.

2. Transition to IFRS (continued)

(h) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139) (continued)

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the statement of financial position, with any movements in fair value recognised in the current periods statement of financial performance. The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity. Hedge accounting can be utilised only where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

Mayne has both foreign currency borrowings and foreign operations and is therefore exposed to both interest rate and foreign currency risk. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

On the basis of the work performed to date, Mayne expects that it will be able to satisfy the hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which Mayne is a party, must be recognised in the statement of financial position. Mayne has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

Mayne is required to comply with AASB 132/139 from 1 July 2004. However, an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. Mayne has elected to take advantage of this exemption; therefore, there are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005, as current AGAAP continues to apply.

Mayne has followed AGAAP in accounting of financial instruments within the scope of AASB 132/139 and described in Note 1 Statement of significant accounting policies.

As at 1 July 2005 the expected adjustments are:

Available-for-sale financial assets

Under current AGAAP available-for-sale equity securities were recognised at cost. These will be recognised at fair value when AASB 139 is applied, with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset, amounts previously recognised in equity will be 'recycled' through the statement of financial performance. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income. The impact of this change is expected to decrease equity securities available-for-sale in Mayne by $3.184 million and decrease the fair value reserve by $3.184 million. In addition, $0.400 million will be reclassified from retained earnings to the fair value reserve, representing the reversal of amounts previously recognised in the statement of financial performance for write downs of available-for-sale financial assets to fair value. No adjustment is expected for the Company.

Derivatives

Under current Mayne policy not all derivatives are recognised in the statement of financial position. On adoption of AASB 139 all derivatives will be recognised in the statement of financial position. The effect on Mayne of this will be an increase in net derivative assets of $5.494 million (the Company: $5.494 million), increase in hedged liabilities of $2.819 million (the Company: $2.819 million), increase in retained earnings of $0.101 million (the Company: $0.101 million) and an increase in cashflow hedge reserve of $2.574 million (the Company: $2.574 million).

Loans and receivables

Under AASB 139 loans and receivables are required to be carried at amortised cost. The effect on Mayne of using this measurement criterion will be a decrease in the value of receivables by $0.271 million (the Company: $0.265 million).

Impact of change in accounting policy on prior periods

The nature of the main adjustments to the transitional IFRS statement of financial position as at 1 July 2004 and the statement of financial performance of the financial year ended 30 June 2005 to achieve full compliance with IFRS, had accounting standards AASB 132/139 been applied from 1 July 2004, would have been:

Available-for-sale financial assets

Equity securities would have been recognised at fair value rather than at cost and with the movement in the fair value of the equity securities being recognised through the equity reserve account. The adjustment required on transition to IFRS at 1 July 2004 for Mayne would have been an increase to the fair value reserve of $0.365 million. The movement in the fair value of the equity securities that would have been recognised in equity for the year ended 30 June 2005 would have been a reduction in the fair value reserve of $3.584 million. No adjustment is expected for the Company.

Derivatives

All derivatives would have been recognised in the statement of financial position at fair value, with the movement in the fair value of the derivatives being recognised in the statement of financial performance. For the year ended 30 June 2005, the adjustment that would have been required at 1 July 2004 and the impact on the profit for the year ended 30 June 2005 that would have resulted from the change in fair value of the derivatives over the year have not been quantified, as it is impracticable to do so.

Loans and receivables

Certain loans and receivables would have been recognised in the statement of financial position at amortised cost with the recognition of interest revenue or expense in the statement of financial performance. The adjustment that would have been required at 1 July 2004 on transition to IFRS for Mayne would have been a reduction in receivables of $0.426 million (the Company: $0.371 million). The amortisation cost of the loans and receivables that would have been recognised in the statement of financial performance for the year ended 30 June 2005 would have been $0.156 million (the Company $0.106 million).

2. Transition to IFRS (continued)

(i) AASB 136 'Impairment of Assets' (AASB 136)
The current accounting policy of Mayne is to review the carrying amounts of current and non-current assets valued on a cost basis to determine whether they are in excess of their recoverable amount. If the carrying value of the asset exceeds its recoverable amount, the asset is written down to the lower amount.

On adoption of AASB 136, tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset has been identified for the Group or the Company.

With impairment testing being performed at the cash generating unit level it is possible that impairment write downs additional to those that would have previously been experienced under AGAAP, may be recognised in the future under IFRS. Any write down will also impact the ongoing depreciation/amortisation charge, where applicable, of the impaired asset. For the year ended 30 June 2005, no impairment of any tangible non-current asset or intangible asset has been identified for the Group or the Company.

(j) AASB 138: 'Intangible Assets' (AASB 138)
AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure which must be capitalised. Mayne's current policy on research and development activities is to recognise all costs incurred as an expense in the statement of financial performance.

On transition to IFRS, Mayne will recognise an intangible asset, relating to the development activities of $13.651 million, with a corresponding adjustment to retained earnings. No adjustment is expected in the Company. This change in accounting policy under IFRS will impact the future earnings of Mayne through the capitalisation of development expenditure and the subsequent amortisation charge realised in relation to the intangible asset recognised.

For the year ended 30 June 2005, development expenditure of $8.164 million will be recognised as an intangible asset under AASB 138. In addition, an amortisation charge of $0.993 million in relation to the capitalised development costs will be recognised in the statement of financial performance. No adjustment is expected in the Company.

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all assets and liabilities are assessed in terms of IFRS. Mayne has reviewed all intangibles recognised under AGAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to IFRS, computer software assets of $9.662 million (the Company $3.729 million) will be reclassified from other non-current assets to intangible assets.

For the year ended 30 June 2005, computer software assets of $2.203 million (the Company $1.170 million) capitalised during the period will be reclassified from other non-current assets to intangible assets.

Under AASB 138 Intangible assets with indefinite useful lives are not amortised but instead must be tested annually for impairment. Any impairment write down is recognised in the statement of financial performance in the period in which it occurs. See Note 2(i). Consistent with current Mayne policy, intangible assets with a finite useful life are amortised over that life using a method that best reflects the pattern in which future economic benefits are anticipated to be consumed.

2. Transition to IFRS (continued)

Summary of transition adjustments

The following table sets out the expected adjustments to the statement of financial position of the consolidated entity at transition to IFRS as at 1 July 2004 and the IFRS comparative period balance sheet as at 30 June 2005.

		1 July 2004			30 June 2005		
	Note	AGAAP $'000	Transition Impact $'000	IFRS $'000	**AGAAP $'000**	**Transition Impact[1] $'000**	**IFRS $'000**
Current Assets							
Cash and deposits		304,264	–	304,264	**389,758**	**–**	**389,758**
Receivables		674,885	–	674,885	**459,758**	**–**	**459,758**
Inventories		447,033	–	447,033	**418,034**	**–**	**418,034**
Other current assets		31,812	–	31,812	**34,401**	**–**	**34,401**
Total Current Assets		1,457,994	–	1,457,994	**1,301,951**	**–**	**1,301,951**
Non-Current Assets							
Deposits		657	–	657	**606**	**–**	**606**
Receivables		5,251	–	5,251	**4,836**	**–**	**4,836**
Investments accounted for using the equity method		1,388	–	1,388	**1,748**	**–**	**1,748**
Other financial assets		6,026	–	6,026	**8,169**	**–**	**8,169**
Property, plant and equipment	(d), (e), (j)	455,348	803	456,151	**543,404**	**(24,827)**	**518,577**
Intangibles	(b), (j)	2,049,847	21,087	2,070,934	**2,131,020**	**107,640**	**2,238,660**
Deferred tax assets	(c)	122,662	8,432	131,094	**94,941**	**8,186**	**103,127**
Other		23,213	–	23,213	**4,053**	**–**	**4,053**
Total Non-Current Assets		2,664,392	30,322	2,694,714	**2,788,777**	**90,999**	**2,879,776**
Total Assets		4,122,386	30,322	4,152,708	**4,090,728**	**90,999**	**4,181,727**
Current Liabilities							
Payables		528,346	–	528,346	**577,789**	**–**	**577,789**
Interest-bearing liabilities	(e)	6,847	5,291	12,138	**390,356**	**2,836**	**393,192**
Current tax liabilities		18,702	–	18,702	**39,128**	**–**	**39,128**
Provisions	(f)	205,005	1,768	206,773	**160,258**	**1,725**	**161,983**
Total Current Liabilities		758,900	7,059	765,959	**1,167,531**	**4,561**	**1,172,092**
Non-Current Liabilities							
Payables		6,174	–	6,174	**946**	**–**	**946**
Interest-bearing liabilities	(e)	752,477	7,156	759,633	**283,664**	**1,794**	**285,458**
Deferred tax liabilities	(c)	44,315	17,945	62,260	**38,964**	**19,711**	**58,675**
Provisions		39,848	–	39,848	**83,419**	**–**	**83,419**
Total Non-Current Liabilities		842,814	25,101	867,915	**406,993**	**21,505**	**428,498**
Total Liabilities		1,601,714	32,160	1,633,874	**1,574,524**	**26,066**	**1,600,590**
Net Assets		2,520,672	(1,838)	2,518,834	**2,516,204**	**64,933**	**2,581,137**
Equity							
Mayne Group Limited Interest							
Contributed Equity	(a)	2,816,239	696	2,816,935	**2,796,407**	**696**	**2,797,103**
Reserves	(a), (d), (g)	(27,092)	28,837	1,745	**(22,154)**	**10,186**	**(11,968)**
Retained profits		(271,544)	(31,371)	(302,915)	**(261,509)**	**54,051**	**(207,458)**
Total Mayne Group Limited Equity Interest		2,517,603	(1,838)	2,515,765	**2,512,744**	**64,933**	**2,577,677**
Outside equity interest		3,069	–	3,069	**3,460**	**–**	**3,460**
Total Equity		2,520,672	(1,838)	2,518,834	**2,516,204**	**64,933**	**2,581,137**

1 Includes the impact of changes in exchange rates on transition adjustments made in foreign currencies.

2. Transition to IFRS (continued)

Summary of impact of transition to IFRS on retained earnings
The impacts of the transition to IFRS on retained earnings from 1 July 2004 are summarised below:

	1 July 2004 $'000	**1 July 2005 $'000**
Opening retained profits/(accumulated losses) under AGAAP	(271,544)	**(261,509)**
IFRS reconciliation:		
– net adjustment for restatement of business combinations	(2,226)	**(464)**
– cease amortisation of goodwill	–	**75,754**
– impact of taxation	(9,513)	**(11,926)**
– capitalisation of finance leases	(1,982)	**989**
– capitalisation of development expenditure	13,651	**20,822**
– defined benefit plans accumulated actuarial gains/losses	(1,768)	**(1,768)**
– share option accounting	(2,441)	**(2,264)**
– transfer from foreign currency translation reserve	(27,092)	**(27,092)**
Opening retained profits/(accumulated losses) under IFRS	(302,915)	**(207,458)**

The following tables set out the expected adjustments to the statements of financial performance of the consolidated entity for the year ended 30 June 2005

		Consolidated for the year ending 30 June 2005		
	Note	AGAAP $'000	Transition Impact $'000	IFRS $'000
Revenue from ordinary activities		**3,917,060**	**–**	**3,917,060**
Employee expense	(a)	**(688,361)**	**177**	**(688,184)**
Subcontractor expense		**(12,524)**	**–**	**(12,524)**
Purchases of materials and trading stocks		**(2,493,761)**	**–**	**(2,493,761)**
Changes in inventories		**(29,198)**	**–**	**(29,198)**
Consumables expense		**(114,215)**	**–**	**(114,215)**
Marketing costs		**(51,024)**	**–**	**(51,024)**
Fleet operation and distribution costs		**(19,476)**	**–**	**(19,476)**
Occupancy costs		**(98,190)**	**–**	**(98,190)**
Depreciation and amortisation	(b), (e), (j)	**(166,832)**	**76,664**	**(90,168)**
Borrowing costs	(e)	**(31,374)**	**(464)**	**(31,838)**
Other expenses from ordinary activities	(b), (e), (j)	**(57,320)**	**11,458**	**(45,862)**
Cost of investment in Logistics, Consumer, Pharmaceuticals and Hospitals businesses divested		**(19,499)**	**–**	**(19,499)**
Share of net profits/(losses) from associates accounted for using the equity method		**405**	**–**	**405**
Profit/(loss) from ordinary activities before income tax (expense)/benefit		**135,691**	**87,835**	**223,526**
Income tax (expense)/benefit	(c)	**(51,331)**	**(2,413)**	**(53,744)**
Net profit/(loss)		**84,360**	**85,422**	**169,782**
Net (profit)/loss attributable to outside equity interests		**(3,906)**	**–**	**(3,906)**
Net profit/(loss) attributable to members of Mayne Group Limited		**80,454**	**85,422**	**165,876**

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

3. Revenue

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Revenue from operating activities:				
Sales Revenue				
– Revenue from services	**888,936**	1,405,013	**640**	132,025
– Revenue from sale of goods	**2,951,967**	2,684,656	**–**	–
	3,840,903	4,089,669	**640**	132,025
Other Revenue				
Dividends received				
– controlled entities	**–**	–	**42,000**	161,735
– other persons	**–**	–	**–**	–
Interest received				
– controlled entities	**–**	–	**80,241**	14,877
– other associated entities	**41**	33	**–**	–
– other persons	**11,868**	17,462	**9,872**	13,742
Revenue from outside operating activities:				
Proceeds on sale of non-current assets				
– property, plant and equipment	**2,682**	2,810	**–**	–
– investments	**442**	–	**–**	–
– businesses and controlled entities	**10,466**	871,191	**–**	737,800
Other income	**50,658**	61,601	**182**	297
	3,917,060	5,042,766	**132,935**	1,060,476

4. Profit/(loss) from ordinary activities before income tax expense

(a) Profit/(loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Cost of goods sold	**(2,589,738)**	(2,315,666)	**–**	–
Borrowing costs:				
– Controlled entities	**–**	–	**(9,075)**	(8,586)
– Other persons	**(32,149)**	(31,290)	**(28,507)**	(24,004)
– Finance leases	**(1,012)**	(933)	**(14)**	(51)
	(33,161)	(32,223)	**(37,596)**	(32,641)
Less borrowing costs capitalised	**1,787**	–	**1,787**	–
	(31,374)	(32,223)	**(35,809)**	(32,641)
Amortisation and depreciation of:				
– Goodwill	**(91,646)**	(78,629)	**–**	–
– Licences and product development	**(10,558)**	(1,884)	**(502)**	(644)
– Freehold buildings	**(2,554)**	(7,527)	**–**	–
– Leasehold improvements	**(4,376)**	(4,466)	**(556)**	(1,216)
– Plant and equipment	**(52,395)**	(57,301)	**(4,288)**	(6,685)
– Leased plant and equipment	**(4,509)**	(6,006)	**(8)**	(14)
– Deferred expenditure	**(794)**	(532)	**–**	(37)
	(166,832)	(156,345)	**(5,354)**	(8,596)

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
4. Profit/(loss) from ordinary activities before income tax expense (continued)				
(a) Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses: (continued)				
Bad and doubtful debts expense	**(3,344)**	(8,868)	**–**	(30)
Net gain on sale of property, plant and equipment	**595**	375	**–**	145
Net loss on sale of property, plant and equipment	**(1,977)**	(4,525)	**–**	(4,277)
Net gain on sale of investments	**980**	–	**–**	–
Research and development	**(28,702)**	(26,607)	**–**	–
Provision for employee benefits	**(51,573)**	(73,330)	**(2,995)**	(8,400)
Operating lease rentals:				
– Property	**(64,990)**	(66,398)	**(5,032)**	(9,675)
– Plant and equipment	**(27,022)**	(24,861)	**(10,433)**	(1,830)
Realised foreign exchange gains/(losses)	**438**	107	**2,882**	12,181
Unrealised foreign exchange gains/(losses)	**(690)**	3,807	**30,531**	(5,034)
(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:				
Realised exchange gains/(losses)	**–**	–	**2,882**	12,181
Unrealised exchange gains/(losses)	**–**	–	**30,531**	(5,034)
Cost of sale or closure of Latin American Pharmaceuticals businesses	**(19,499)**	–	**–**	–
Cost of investments in Logistics, Consumer Products and Hospitals businesses divested	**–**	**(870,687)**	**–**	**(690,686)**
Profit/(loss) on sale of hospitals businesses	**9,417**	–	**(5,979)**	–
Legal and other costs associated with litigation related to epirubicin	**(10,000)**	–	**–**	–
Costs of proposed demerger incurred	**(5,087)**	–	**(5,087)**	–
Corporate development expenditure	**–**	(7,141)	**–**	(6,895)
Profit/(loss) Loss on debt forgiveness	**–**	–	**18,026**	(24,000)
Total significant expense items	**(25,169)**	(877,828)	**40,373**	(714,434)
Proceeds from sale of investments	**9,859**	–	**–**	–
Proceeds from sale of Logistics, Consumer and Hospitals businesses divested	**–**	871,191	**–**	737,800
	(15,310)	(6,637)	**40,373**	23,366

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

5. Taxation

(a) The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
Prima facie income tax expense calculated at 30% (2004: 30%) on the profit from ordinary activities	**40,707**	51,712	**41,148**	35,272
From which is deducted the tax effect of:				
Dividend income	**–**	(60)	**(12,600)**	(78,418)
Under/(over) provision in prior year for continuing businesses	**2,136**	(2,608)	**6,255**	(4,635)
Utilisation of prior year tax losses	**(1,119)**	–	**–**	–
Capital allowances/transactions	**(5,034)**	(2,597)	**(5,034)**	(878)
Employee share acquisition plan	**(2,606)**	–	**(2,606)**	–
Tax deduction on capitalised expenditure	**(32)**	(969)	**(32)**	(969)
Research and development	**(1,829)**	(2,033)	**(1,829)**	(2,033)
Other variations	**(1,523)**	193	**(3,009)**	496
Individually significant items				
– Adoption of Australian tax consolidation regime	**–**	–	**(10,789)**	(44,676)
– Prior year under/(overprovision) – disposal of logistics businesses	**(8,139)**	(4,882)	**9,000**	–
– Prior year under/(overprovision) – disposal of hospitals businesses	**(2,825)**	–	**(2,250)**	–
– Non-taxable exchange (gains)/losses on foreign borrowings	**–**	–	**1,127**	(10,462)
– Non-taxable capital profits Hospital divestments	**–**	–	**–**	(14,002)
– Non-assessable gain on debt forgiveness	**–**	–	**(2,012)**	–
– Other variations	**–**	(275)	**(284)**	248
	19,736	38,481	**17,085**	(120,057)
To which is added the tax effect of:				
Non-deductible depreciation/amortisation	**23,939**	24,384	**12,533**	11,860
Non-deductible expenditure	**3,200**	3,461	**3,794**	2,389
Overseas income tax rate differences	**309**	(203)	**–**	–
Current year losses on which no tax benefit has been recognised	**945**	4	**–**	–
Share of net (profits)/losses of associated entities	**(122)**	(38)	**–**	–
Individually significant items				
– Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	**–**	–	**16,502**	92,244
– Write off of deferred tax balances on adoption of Australian tax consolidation regime	**–**	6,491	**–**	6,491
– Non-deductible expenditure – corporate development expenditure	**–**	1,828	**–**	1,606
– Non-deductible expenditure – costs of proposed demerger	**950**	–	**950**	–
– Non-deductible expenditure – disposal of Latin American Pharmaceuticals businesses	**2,374**	–	**5,439**	–
Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	**51,331**	74,408	**56,303**	(5,467)

(b) Individually significant items included in income tax expense/(benefit):

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
Realised exchange gains/(losses)	**–**	–	**865**	(5,742)
Unrealised exchange gains/(losses)	**–**	–	**10,286**	1,525
Adoption of Australian tax consolidation regime	**–**	–	**(10,789)**	(44,676)
Income tax expense related to wholly owned subsidiary transactions in the Australian tax consolidated group	**–**	–	**16,502**	92,244
Logistics business divestments	**(8,139)**	(4,882)	**9,000**	–
Closure and sale of Pharmaceuticals Latin American businesses	**(518)**	–	**(692)**	–
Costs of proposed demerger incurred	**(576)**	–	**(576)**	–
Legal and other costs associated with litigation related to epirubicin	**(3,000)**	–	**(1,500)**	–
Debt forgiveness	**–**	–	**(274)**	–
Corporate development expenditure	**–**	(438)	**–**	(364)
Tax expense on adopting Australian tax consolidations	**–**	6,491	**–**	6,491
	(12,233)	1,171	**22,822**	49,478

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
5. Taxation (continued)				
(c) Benefit for tax losses incurred				
(a) Benefit Recognised Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:				
Revenue losses	**12,849**	33,404	**4,605**	26,573
Capital losses	**–**	6,542	**–**	6,542
Included in deferred tax asset	**12,849**	39,946	**4,605**	33,115
(b) Benefit Not Recognised The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:				
Revenue losses	**31,795**	32,181	**30,000**	30,000
Capital losses	**186,099**	185,648	**186,099**	185,648
	217,894	217,829	**216,099**	215,648

This benefit for tax losses will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or the benefit can be utilised by another company in the economic entity;

(ii) the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

The Group elected to enter the Australian Tax Consolidations regime in respect of the parent entity and all wholly owned Australian subsidiaries with effect from 1 July 2002. As a consequence of this, the tax carrying value of assets was re-assessed, resulting in a write down in deferred tax assets of $6.491 million, which was reported as a significant tax expense item in 2004.

	CONSOLIDATED	
	2005	2004

6. Earnings per share

Basic earnings per share:		
Profit and loss from ordinary activities	**12.6c**	13.0c
Before significant items	**13.1c**	14.0c
Fully diluted earnings per share:		
Profit and loss from ordinary activities	**12.6c**	13.0c
Before significant items	**13.1c**	14.0c
	$'000	$'000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:		
Profit after tax and outside equity interests before significant items	**83,531**	102,082
Significant items after tax	**(3,077)**	(7,808)
Profit and loss from ordinary activities after significant items	**80,454**	94,274

	Number of shares	
Reconciliation of weighted average number of shares used in the calculation of earnings per share:		
Weighted average number of ordinary shares used	**638,725,022**	726,841,704
Add: Effect of potential conversion to ordinary shares under the executive options scheme	**24,625**	–
Weighted average number of shares used in calculation of diluted earnings per share	**638,749,647**	726,841,704

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

7. Dividends

Interim ordinary paid 31 March 2005 4.5c (unfranked)	**(28,752)**		**(28,752)**	
Interim ordinary paid 31 March 2004 4.5c (unfranked)	–	(33,252)	–	(33,252)
Interim ordinary paid 30 September 2003 6.0c (unfranked)	–	(46,099)	–	(46,099)
Final ordinary dividend paid 30 September 2004 6.5c (unfranked)	**(41,737)**	–	**(41,737)**	–
	(70,489)	(79,351)	**(70,489)**	(79,351)

Since the end of the financial year the Directors have declared the following dividend:

Dividends	**Amount per ordinary share**	**Franked amount per share**	**Amount per share of foreign source dividend**	**Record date for determining entitlements to the dividend**	**Dividend payment date**
Final ordinary	6.5c	3.25c	6.5c	2/09/2005	30/09/2005

Dividend franking account:

Balance of franking accounts in the Parent Entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends.

	PARENT ENTITY	
	2005 $'000	2004 $'000
30% franking credits available to shareholders of Mayne Group Limited for subsequent financial years	**32,441**	6,016

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
8. Cash and deposits				
Current				
Cash on hand and at banks	**90,593**	94,977	**7,223**	6,953
Loans and deposits[a]	**299,165**	209,287	**288,375**	198,050
	389,758	304,264	**295,598**	205,003
Loans and deposits are denominated in the following currencies:				
Australian Dollars	**283,441**	207,512	**274,063**	198,050
United States Dollars	**15,724**	1,775	**14,312**	–
	299,165	209,287	**288,375**	198,050
Weighted average interest rates	**5.43%**	5.26%	**5.43%**	5.32%
(a) Included in loans and deposits is $32.059 million held in escrow in connection with the sale of the Group's C&P Hospitals.				
Non-current				
Loans and deposits	**606**	657	–	–
Loans and deposits are denominated in the following currencies:				
Australian Dollars	–	–	–	–
United States Dollars	**606**	657	–	–
	606	657	–	–
Weighted average interest rates	**1.90%**	0.61%	–	–
9. Receivables (current)				
Trade debtors	**400,466**	521,049	**9,594**	8,201
Provision for doubtful debts	**(15,264)**	(15,257)	**(881)**	(1,339)
	385,202	505,792	**8,713**	6,862
Other debtors	**74,556**	169,093	**34,569**	119,837
Amounts owing by controlled entities	–	–	**10,068,530**	6,383,315
	459,758	674,885	**10,111,812**	6,510,014
10. Inventories				
Raw materials and stores at cost	**75,094**	73,634	–	–
Work in progress at cost	**37,927**	32,737	–	–
Finished goods at cost	**314,695**	347,148	–	–
Provision for diminution in value	**(9,682)**	(6,486)	–	–
Total Inventories	**418,034**	447,033	–	–
11. Other current assets				
Prepayments	**34,401**	31,812	**11,607**	7,880
12. Receivables (non-current)				
Loan to Executive Director	**1,975**	2,018	**1,975**	2,018
Loan to employees re Share Acquisition Plan	**2,861**	3,233	–	–
	4,836	5,251	**1,975**	2,018

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

13. Other financial assets

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Investment in controlled entities				
Not quoted on prescribed Stock Exchanges:				
– Shares at recoverable amount	**–**	–	**2,487,063**	2,488,632
	–	–	**2,487,063**	2,488,632
Investments in other entities[(a),(b)]				
Quoted on prescribed Stock Exchanges:				
– Shares at market value	**1,353**	3,524	**–**	–
– Shares at cost	**4,537**	4,732	**–**	–
Not quoted on prescribed Stock Exchanges:				
– Shares at cost	**3,191**	1,294	**–**	–
Interest in partnership at cost	**441**	–	**–**	–
	8,169	6,026	**–**	–
Total Other Financial Assets	**8,169**	6,026	**2,487,063**	2,488,632
(a) Other financial assets are denominated in the following currencies:				
Australian Dollars	**3,896**	1,298	**2,487,063**	2,488,632
United States Dollars	**4,273**	4,728	**–**	–
	8,169	6,026	**2,487,063**	2,488,632
(b) Non-interest-bearing	**8,169**	6,026	**2,487,063**	2,488,632

14. Property, plant and equipment

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Freehold land and buildings				
At 2005 Independent valuation[(a)]	**134,518**	–	**–**	–
At 2004 Directors' valuation	**–**	110,450	**–**	–
Total at valuation	**134,518**	110,450	**–**	–
Provision for depreciation of buildings on freehold land				
At 2005 Independent valuation[(a)]	**(14,563)**	–	**–**	–
At 2004 Directors' valuation	**–**	(12,768)	**–**	–
Total provision for depreciation	**(14,563)**	(12,768)	**–**	–
Freehold land and buildings written down value				
At 2005 Independent valuation[(a)]	**119,955**	–	**–**	–
At 2004 Directors' valuation	**–**	97,682	**–**	–
Total written down value	**119,955**	97,682	**–**	–

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
14. Property, plant and equipment (continued)				
Leasehold improvements				
At cost	**51,657**	–	**7,227**	–
At 2004 Directors' valuation	**–**	137,110	**–**	7,152
Total at cost/valuation	**51,657**	137,110	**7,227**	7,152
Provision for amortisation of leasehold improvements				
At cost	**(27,042)**	–	**(4,216)**	–
At 2004 Directors' valuation	**–**	(111,231)	**–**	(3,660)
Total provision for amortisation	**(27,042)**	(111,231)	**(4,216)**	(3,660)
Leasehold improvements written down value				
At cost	**24,615**	–	**3,011**	–
At 2004 Directors' valuation	**–**	25,879	**–**	3,492
Total written down value	**24,615**	25,879	**3,011**	3,492
Plant and equipment				
At cost	**598,822**	531,410	**26,431**	24,473
Provision for depreciation	**(348,417)**	(313,563)	**(16,427)**	(13,718)
Written down value	**250,405**	217,847	**10,004**	10,755
Assets under construction				
At cost	**136,196**	97,690	**13,929**	7,424
Leased plant and equipment				
At capitalised cost	**28,397**	33,247	**39**	39
Provision for amortisation	**(16,986)**	(18,016)	**(25)**	(17)
Written down value	**11,411**	15,231	**14**	22
Plantation assets				
At cost	**822**	1,019	**–**	–
Total property, plant and equipment written down value	**543,404**	455,348	**26,958**	21,693

(a) Revaluation of properties

In the 2005 financial year, in accordance with the consolidated entity's policy of triennial revaluations, certain freehold land and buildings (including integral plant) owned by Mayne Group Limited and its controlled entities were independently valued by Gary Longden FAPI of Jones Lang LaSalle Advisory. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations. Properties were valued on the basis of the open market value of the properties, based on their highest and best use. The carrying values of freehold land and buildings (including integral plant) at 2004 Directors' valuations are management's assessment based on the previous triennial independent valuations.

AASB 1041 *Revaluation of Non-Current Assets* requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as 'at Directors' valuation', even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit.

14. Property, plant and equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Plantation assets $'000	Total $'000
Consolidated – 2005							
Carrying amount at the start of the year	**97,682**	**25,879**	**217,847**	**97,690**	**15,231**	**1,019**	**455,348**
Additions	**4,238**	**2,020**	**49,725**	**87,194**	**2,412**	**182**	**145,771**
Transfers	**4,500**	**1,188**	**42,140**	**(46,148)**	**(1,680)**	**–**	**–**
Disposals	**(1,205)**	**(277)**	**(6,457)**	**(851)**	**(43)**	**–**	**(8,833)**
Additions through acquisitions of entities	**71**	**182**	**987**	**568**	**–**	**653**	**2,461**
Revaluation increments	**18,581**	**–**	**–**	**–**	**–**	**–**	**18,581**
Harvested trees transferred to inventory	**–**	**–**	**–**	**–**	**–**	**(935)**	**(935)**
Depreciation/amortisation expense	**(2,554)**	**(4,376)**	**(52,395)**	**–**	**(4,509)**	**–**	**(63,834)**
Foreign currency exchange differences	**(1,358)**	**(1)**	**(1,442)**	**(2,257)**	**–**	**(97)**	**(5,155)**
Carrying amount at the end of the year	**119,955**	**24,615**	**250,405**	**136,196**	**11,411**	**822**	**543,404**

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Plantation assets $'000	Total $'000
Consolidated – 2004							
Carrying amount at the start of the year	621,118	60,835	281,675	77,160	33,273	–	1,074,061
Additions	1,267	5,165	49,901	91,661	624	–	148,618
Transfers	7,046	3,609	41,817	(48,170)	(4,302)	–	–
Disposals	(535,554)	(39,736)	(107,790)	(46,104)	(8,493)	–	(737,677)
Additions through acquisitions of entities	11,217	–	8,198	22,011	–	1,627	43,053
Harvested trees transferred to inventory	–	–	–	–	–	(640)	(640)
Depreciation/amortisation expense	(7,527)	(4,466)	(57,301)	–	(6,006)	–	(75,300)
Foreign currency exchange differences	115	472	1,347	1,132	135	32	3,233
Carrying amount at the end of the year	97,682	25,879	217,847	97,690	15,231	1,019	455,348

Plantations

	Number of trees valued	Number of trees not valued	Total tree count
Consolidated – 2005			
Balance at the start of the year	**403,590**	**1,550,900**	**1,954,490**
Recognition of trees not valued[(a)]	**1,550,900**	**(1,550,900)**	**–**
Number of trees harvested	**(771,490)**	**–**	**(771,490)**
Balance at the end of the year	**1,183,000**	**–**	**1,183,000**
Consolidated – 2004			
Additions through acquisitions of entities	693,500	1,550,900	2,244,400
Number of trees harvested	(289,910)	–	(289,910)
Balance at the end of the year	403,590	1,550,900	1,954,490

(a) Trees have been re-recognised on the basis that it is probable they will be harvested in the foreseeable future.

14. Property, plant and equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Total $'000
Parent entity – 2005					
Carrying amount at the start of the year	**3,492**	**10,755**	**7,424**	**22**	**21,693**
Additions	**66**	**1,100**	**15,961**	**–**	**17,127**
Transfers	**9**	**3,548**	**(3,557)**	**–**	**–**
Disposals	**–**	**(1,110)**	**(5,899)**	**–**	**(7,009)**
Depreciation/amortisation expense	**(556)**	**(4,289)**	**–**	**(8)**	**(4,853)**
Carrying amount at the end of the year	**3,011**	**10,004**	**13,929**	**14**	**26,958**

	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Total $'000
Parent entity – 2004					
Carrying amount at the start of the year	46,848	39,108	27,832	43	113,831
Additions	285	10,751	355	–	11,391
Transfers	196	1,199	(1,395)	–	–
Disposals	(42,621)	(33,618)	(19,368)	(7)	(95,614)
Depreciation/amortisation expense	(1,216)	(6,685)	–	(14)	(7,915)
Carrying amount at the end of the year	3,492	10,755	7,424	22	21,693

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
15. Intangibles				
Goodwill at cost	**1,936,082**	1,863,584	–	–
Provision for amortisation	**(337,772)**	(246,968)	–	–
Written down value	**1,598,310**	1,616,616	–	–
Brand names at cost	**99,292**	99,292	–	–
Licences and product development at cost	**446,860**	342,321	**2,921**	3,539
Provision for amortisation	**(13,442)**	(8,382)	**(873)**	(540)
Written down value	**433,418**	333,939	**2,048**	2,999
Total intangibles written down value	**2,131,020**	2,049,847	**2,048**	2,999

15. Intangibles (continued)

Reconciliations of the carrying amounts for each class of intangibles are set out below:

	Goodwill $'000	Brand names $'000	Licences and product development $'000	Total $'000
Consolidated – 2005				
Carrying amount at the start of the year	**1,616,616**	**99,292**	**333,939**	**2,049,847**
Additions	**108,830**	**–**	**117,833**	**226,663**
Disposals	**–**	**–**	**(367)**	**(367)**
Transfers	**–**	**–**	**–**	**–**
Depreciation/amortisation expense	**(91,646)**	**–**	**(10,558)**	**(102,204)**
Foreign currency exchange differences	**(35,490)**	**–**	**(7,429)**	**(42,919)**
Carrying amount at the end of the year	**1,598,310**	**99,292**	**433,418**	**2,131,020**

	Goodwill $'000	Brand names $'000	Licences and product development $'000	Total $'000
Consolidated – 2004				
Carrying amount at the start of the year	1,400,777	99,345	264,692	1,764,814
Additions	266,900		91,553	358,453
Disposals	(29,075)	(53)	(6,848)	(35,976)
Additions through acquisitions of entities	31,002	–	–	31,002
Transfers	13,914	–	(13,914)	–
Depreciation/amortisation expense	(78,629)	–	(1,884)	(80,513)
Foreign currency exchange differences	11,727	–	340	12,067
Carrying amount at the end of the year	1,616,616	99,292	333,939	2,049,847

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
16. Other non-current assets				
Deferred tax assets	**94,941**	122,662	**71,984**	98,815
Deferred expenditure	**5,129**	7,808	**191**	2,201
Provision for amortisation	**(1,527)**	(754)	**–**	–
Written down value	**3,602**	7,054	**191**	2,201
Cross currency swap principal	**–**	15,769	**–**	15,769
Other	**451**	390	**–**	–
Total other non-current assets	**4,053**	23,213	**191**	17,970

Recoverable amount of deferred tax assets

During the 2004 year deferred tax assets were written down by $6.491 million to their estimated recoverable amounts as a result of the parent entity and wholly owned Australian subsidiaries entering the Australian tax consolidation regime.

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
17. Payables				
Current				
Trade creditors	**386,392**	389,579	**2,045**	2,127
Other creditors	**191,397**	138,767	**56,154**	33,926
	577,789	528,346	**58,199**	36,053
Non-current				
Other	**946**	6,174	–	–
	946	6,174	–	–
18. Interest-bearing liabilities				
Current				
Bank overdrafts (unsecured – (a))	–	19	–	–
Bank term loans (unsecured – (a))	**118**	71	–	–
Bank term loans (secured – (a))	**1,161**	818	–	–
Other loans (unsecured – (a))	**3,958**	–	–	–
United States dollar denominated bonds (unsecured – (a))	**381,847**	–	**381,847**	–
Lease liabilities (a)	**3,272**	5,939	–	–
Amounts owing to controlled entities (a)	–	–	**9,847,094**	6,344,965
	390,356	6,847	**10,228,941**	6,344,965
(a) Current interest-bearing liabilities are denominated in the following currencies:				
Australian Dollars	**3,272**	5,939	**9,847,094**	6,344,965
Euro	**5,119**	818	–	–
Malaysian Ringgits	**118**	90	–	–
United States Dollars	**381,847**	–	**381,847**	–
	390,356	6,847	**10,228,941**	6,344,965
Non-current				
United States dollar denominated bonds (unsecured – (b))	–	507,651	–	507,651
United States dollar denominated notes (unsecured – (b))	**262,140**	–	**262,140**	–
Bank term loans (unsecured – (b))	–	217,289	–	–
Bank loans (secured – (b))	**1,029**	–	–	
Bank term loans (secured – (b))	**2,079**	3,275	–	–
Other loans (unsecured – (b))	**11,875**	17,547	–	–
Lease liabilities (b)	**6,541**	6,715	–	–
	283,664	752,477	**262,140**	507,651
(b) Non-current interest-bearing liabilities are denominated in the following currencies:				
Australian Dollars	**6,541**	6,715	–	–
Euro	**14,983**	60,301	–	–
United States Dollars	**262,140**	685,461	**262,140**	507,651
	283,664	752,477	**262,140**	507,651

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreign currency swaps provide a hedge to the consolidated entity's net assets in self-sustaining foreign operations.

18. Interest-bearing liabilities (continued)

Maturity profile:

Type	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	Thereafter $'000	2005 Totals $'000
	Year ended 30 June 2005 Expected to mature in						
US dollar denominated bonds	381,847	–	–	–	–	–	381,847
Average rate – fixed	6.25%						
US dollar denominated senior notes	–	–	–	–	–	262,140	262,140
Average rate – fixed						5.88%	
Bank term loans	1,279	693	693	693	–	–	3,358
Average rate – floating	3.75%	3.75%	3.75%	3.75%			
Bank loans	–	1,029	–	–	–	–	1,029
Average rate – fixed		4.80%					
Other loans	3,958	2,969	2,969	2,969	2,968	–	15,833
Average rate – fixed	3.75%	3.75%	3.75%	3.75%	3.75%		
Lease liabilities	3,272	3,271	3,270	–	–	–	9,813
Average rate – fixed	10.14%	8.14%	9.26%				
Totals	390,356	7,962	6,932	3,662	2,968	262,140	674,020

Type	2005 $'000	2006 $'000	2007 $'000	2008 $'000	2009 $'000	Thereafter $'000	2004 Totals $'000
	Year ended 30 June 2004 Expected to mature in						
US dollar denominated bonds	–	507,651	–	–	–	–	507,651
Average rate – fixed		6.25%					
Bank term loans	908	81,468	655	655	655	137,131	221,472
Average rate – floating	4.12%	2.79%	3.75%	3.75%	3.75%	2.95%	
Other loans	–	1,421	3,509	3,509	3,509	5,599	17,547
Average rate – fixed		3.75%	3.75%	3.75%	3.75%	3.75%	
Lease liabilities	5,939	3,426	2,085	685	480	39	12,654
Average rate – fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%	
Totals	6,847	593,966	6,249	4,849	4,644	142,769	759,324

	Note	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
19. Provisions					
Current					
Current tax liabilities		**39,128**	18,702	**29,997**	–
Employee entitlements (a)	1(s)	**51,440**	48,319	**2,887**	3,332
Provision for self-insured workers compensation (b)	1(t)	**26,281**	36,645	**20,728**	31,136
Provision for Directors' retirement (c)		**–**	836	**–**	836
Provision for restructuring (d)	1(t)	**36,019**	75,231	**32,317**	51,970
Provision for product recall		**7,806**	9,675	**–**	–
Provision for acquisitions (e)	1(t)	**37,092**	34,299	**–**	–
Provision for demerger costs		**1,620**	–	**1,620**	–
		160,258	205,005	**57,552**	87,274
Non-current					
Deferred tax liabilities		**38,964**	44,315	**32,124**	25,633
Employee entitlements (a)	1(s)	**44,398**	39,848	**1,247**	1,227
Provision for restructuring (d)		**305**	–	**–**	–
Provision for acquisitions (e)		**38,716**	–	**–**	–
		83,419	39,848	**1,247**	1,227

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
19. Provisions (continued)				
(a) Aggregate current and non-current employee entitlements	**95,838**	88,167	**4,134**	4,559
The present values of employee entitlements not expected to be settled within 12 months of balance date have been calculated using an average discount rate of 2.5%, which allows for the assumed rate of increase in wage and salary rates.				
Number of employees at balance date	**12,240**	12,168	**302**	322

(b) The liability for self-insured workers' compensation includes the actuarial assessments for the following Australian States:

New South Wales	$14.093 million (June 2004: $21.441 million)
Victoria	$6.063 million (June 2004: $7.441 million)
Queensland	$2.074 million (June 2004: $3.956 million)
Western Australia	$2.152 million (June 2004: $2.615 million)
South Australia	$1.086 million (June 2004: $1.192 million)

(c) Provision for Directors' retirement:
The parent entity provided for retirement benefits for Non-Executive Directors, pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994. The parent entity has determined to discontinue the practice of paying these benefits.

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
(d) Provision for restructuring current plus non-current comprises:				
– Continuing businesses	**2,363**	16,076	**856**	3,193
– Discontinuing businesses	**33,961**	59,155	**31,461**	48,777
	36,324	75,231	**32,317**	51,970
(e) Provision for acquisitions current plus non-current comprises:				
– FH Faulding & Co Ltd	**889**	13,677	**–**	–
– Pacific Healthcare assets	**1,317**	5,771	**–**	–
– Queensland Medical Laboratories	**7,536**	10,191	**–**	–
– Wasserburger Arzneimittelwerk Dr Madaus GmbH	**1,636**	4,660	**–**	–
– Rovi assets	**977**	–	**–**	–
– Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	**9,620**	–	**–**	–
– PHT Pharma srl	**13,141**	–	**–**	–
– Intra-Tech Healthcare Limited	**2,722**	–	**–**	–
– Paxene licence	**9,919**	–	**–**	–
– Pliva assets	**27,137**	–	**–**	–
– Hilton Healthstream assets	**914**	–	**–**	–
	75,808	34,299	**–**	–
Provisions for acquisitions include the following amounts for deferred consideration:				
– Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	**6,339**	–	**–**	–
– PHT Pharma srl	**9,872**	–	**–**	–
– Paxene licence	**9,919**	–	**–**	–
– Pliva assets	**27,137**	–	**–**	–
	53,267	–	**–**	–

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

19. Provisions (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Current

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Provision for self-insured workers compensation [a]				
Carrying amount at beginning of year	**36,645**	41,612	**31,136**	30,936
Provisions made during the year	**4,078**	8,736	**968**	1,414
Provisions divested during the year	**–**	(765)	**–**	(425)
Transfer of provisions from divested businesses	**–**	–	**–**	8,432
Amounts indemnified by divested businesses	**(9,111)**	–	**(9,111)**	–
Payments made during the year	**(5,331)**	(12,938)	**(2,265)**	(9,221)
Carrying amount at end of year	**26,281**	36,645	**20,728**	31,136
Provision for Directors' retirement				
Carrying amount at beginning of year	**836**	500	**836**	500
Provisions made during the year	**36**	336	**36**	336
Provisions written back during the year	**(64)**	–	**(64)**	–
Payments made during the year	**(808)**	–	**(808)**	–
Carrying amount at end of year	**–**	836	**–**	836
Provision for restructuring				
Carrying amount at beginning of year	**75,231**	34,638	**51,970**	25,239
Provisions made during the year	**9,676**	82,888	**6,233**	50,786
Transfer of provisions from other creditors	**1,050**	–	**898**	–
Transfer of provision to parent entity	**–**	–	**7,990**	–
Recognition of deferred tax asset	**6,294**	–	**6,294**	–
Provisions written back during the year	**(12,142)**	–	**(7,500)**	–
Payments made during the year	**(42,056)**	(42,295)	**(33,568)**	(24,055)
Write off of leasehold improvements	**(529)**	–	**–**	–
Exchange variance	**(1,200)**	–	**–**	–
Carrying amount at end of year	**36,324**	75,231	**32,317**	51,970
Provision for acquisition				
Carrying amount at beginning of year	**34,299**	67,537	**–**	–
Increase through acquisition of entities/businesses	**69,021**	7,115	**–**	–
Provisions written back against goodwill	**(539)**	(17,300)	**–**	–
Provisions written back during the year	**(4,705)**	–	**–**	–
Provisions transferred to other creditors	**(6,616)**	–	**–**	–
Provisions divested during the year	**–**	(5,506)	**–**	–
Write off of receivables	**–**	(6,200)	**–**	–
Payments made during the year	**(10,753)**	(11,347)	**–**	–
Exchange variance	**(4,899)**	–	**–**	–
Carrying amount at end of year	**75,808**	34,299	**–**	–
Provision for product recall				
Carrying amount at beginning of year	**9,675**	43,795	**–**	9,074
Provisions recognised/transferred during the year	**–**	–	**–**	(9,074)
Write off of inventory and related items	**–**	(25,498)	**–**	–
Payments made during the year	**(1,869)**	(8,622)	**–**	–
Carrying amount at end of year	**7,806**	9,675	**–**	–

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
19. Provisions (continued)				
Current (continued)				
Provision for demerger				
Carrying amount at beginning of year	–	–	–	–
Provisions made during the year	**1,620**	–	**1,620**	–
Carrying amount at end of year	**1,620**	–	**1,620**	–
The provisions above are classified as:				
Current	**108,818**	156,686	**54,665**	83,942
Non-current	**39,021**	–	–	–
Total	**147,839**	156,686	**54,665**	83,942

(a) Included in Other Debtors in Note 9 Receivables is an amount of $13.358 million (June 2004 $22.469 million) representing indemnity for workers' compensation claims relating to divested Hospitals and Logistics businesses.

20. Contributed equity

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Issued and paid up share capital:				
636,186,970 Ordinary Shares fully paid				
(640,240,442 Ordinary Shares fully paid – June 2004)	**2,796,407**	2,816,239	**2,802,850**	2,826,403
Total Issued and Paid Up Share Capital	**2,796,407**	2,816,239	**2,802,850**	2,826,403
Movements in share capital				
Opening balance	**2,826,403**	3,292,514	**2,826,403**	3,292,514
Add:				
Ordinary shares issued during the year:				
– Pursuant to exercise of options under the Mayne Executive Share Option Scheme	**1,539**	471	**1,539**	471
– Pursuant to the Dividend Reinvestment Plan	**17,569**	24,727	**17,569**	24,727
Ordinary shares bought back during the year	**(42,613)**	(489,954)	**(42,613)**	(489,954)
Costs of share buy-back	**(48)**	(1,355)	**(48)**	(1,355)
	2,802,850	2,826,403	**2,802,850**	2,826,403
Less:				
Shares held by Group entities under executive and staff share schemes	**(6,443)**	(10,164)	–	–
Closing balance	**2,796,407**	2,816,239	**2,802,850**	2,826,403

Share Issues in the year ended 30 June 2005
The following ordinary shares were issued during the year:

Dividend reinvestment plan:
1,889,893 ordinary shares, fully paid at $4.07 per share
2,385,800 ordinary shares, fully paid at $4.14 per share

Executive Share Option Scheme:
229,000 ordinary shares, fully paid at $3.37 per share
100,000 ordinary shares, fully paid at $3.71 per share
100,000 ordinary shares, fully paid at $3.97 per share

Employee share acquisition plan:
1,989,552 ordinary shares, fully paid at $0.00 per share

Share Issues in the year ended 30 June 2004
The following ordinary shares were issued during the year:

Dividend reinvestment plan:
3,828,981 ordinary shares, fully paid at $3.24 per share
3,756,391 ordinary shares, fully paid at $3.28 per share

Executive Share Option Scheme:
140,000 ordinary shares, fully paid at $3.37 per share

20. Contributed equity (continued)

Terms and conditions of ordinary shares:
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange listing
Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share buy-backs

On-market buy-back
During the year the parent entity bought back 10,747,717 shares at a cost of $42.613 million, being an average cost of $3.96 per share. (June 2004 – 38,822,993 shares at an average cost of $3.36 per share)

Paid up share capital was reduced by $42.661 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $0.048 million.

The Mayne Executive Share Option Scheme
Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

The number of unissued shares for which options were outstanding as at the end of the year was 1,334,000 (June 2004 – 2,559,000).

During the period 429,000 options were exercised and 836,000 options lapsed. Subsequent to year end a further 80,000 options have been exercised.

Mayne Group Senior Executive Short Term Incentive Plan ('SESTIP')
The SESTIP, which was established in 2003, replaces Mayne's previous short term incentive arrangements for senior executives and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, Executives are required to take a minimum of 40% of the Award as shares. However, they may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is the balance of the Award to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group ('Executives') that they are eligible for an annual incentive Award, expressed as a percentage of the Executive's Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr SB James, Group Managing Director and Chief Executive Officer, is eligible for an Award up to 150% of Mr James' Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards were assessed at the end of the financial year against performance hurdles set by the Board. For the 2005 and 2004 financial years, the performance hurdles were related to the achievement of budget goals and milestones in the implementation of Mayne Group's strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For the 2005 financial year the Board determined this to be the opening price on 1 July of the year.

Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period which requires the Executive to remain employed by the Mayne Group for a period of 3 years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee as to how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

10 years after the date of the relevant award; or
12 months after ceasing employment with the Mayne Group, without the consent of the Board.

Once shares have 'vested', Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

20. Contributed equity (continued)

Mayne Group Senior Executive Short Term Incentive Plan ('SESTIP') (continued)

During the 2004 financial year the Plan Trustee purchased 2,200,000 ordinary shares. During the 2005 financial year 647,138 deferred and 539,362 elective SESTIP shares were awarded to eligible executives. At 30 June 2005 the Plan Trustee held 1,013,500 ordinary shares on trust, but none of these shares had been allocated to participating executives.

1999 Mayne Employee Share Acquisition Plan ('1999 ESAP')

A brief summary of the 1999 ESAP, which was approved by shareholders on the 17 November 1998, is as follows:

(a) The company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the company.

(b) The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the 1999 ESAP.

(c) Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the 1999 ESAP rules.

(d) The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee, or from a voluntary payment by the employee.

(e) No interest is payable on the unpaid purchase price.

(f) Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until 3 years from the date of purchase.

(g) When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee's name or to sell the shares and to account to the employee for the proceeds.

(h) If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i) If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price, but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j) The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as he or she decides.

(k) At 30 June 2005 there were 1,363,437 restricted shares held on behalf of 3,434 Australian employees (June 2004 – 1,378,606 shares held on behalf of 5,160 Australian employees) under the 1999 ESAP at a price of $5.06 per share.

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to acquire approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume-weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation.

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation. All of these shares have been released from restriction on trading.

2004 Mayne Employee Share Acquisition Plan ('2004 ESAP')

In December 2004, the company issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at no consideration. The number of shares received was based on the weighted average of the prices at which Mayne Group shares traded on the Australian Stock Exchange during the 1-week period before the day of allocation.

These shares were allocated under a Plan adopted by the Board on 29 May 2002. The terms of the Plan are substantially similar to the 1999 ESAP, except that no purchase price is payable in respect of shares acquired under the 2004 Plan.

Accordingly, participants are entitled to receive all cash dividends, bonus shares and rights on the shares held by the Trustee on behalf of the participant, and all proceeds on a sale of their shares by the Trustee (once restrictions cease) without first having to repay the purchase price.

In addition, if an accretion arises other than by way of dividend, bonus shares or rights, the Trustee may decide to transfer or provide the benefit of all or part of the accretion to the participant.

The Plan has a similar restriction on trading shares acquired under the 2004 ESAP as under the 1999 ESAP.

As at the reporting date, there were 8,322 shareholders holding 1,905,738 shares under the 2004 ESAP.

20. Contributed equity (continued)

Non-Executive Directors' Share Plan ('the Plan')

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors' fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. During the year, all Directors entitled to a retirement allowance retired from office. Accordingly, all Directors currently in office are required to participate in the Plan at a minimum level of 20%. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares. The shares acquired under the Plan are purchased on market.

Directors are not entitled to transfer shares acquired under the Plan until the earlier of the date 10 years from the date of acquisition, the date on which the Director ceases to be a director, and the date on which the Director's voting power in the Company exceeds 50%.

During the 2005 financial year, the total number of ordinary shares purchased on-market under the Plan was 59,295 (June 2004 – 72,303 shares) and no shares were issued under the Plan. At 30 June 2005, 105,739 ordinary shares were held by the Non-Executive Directors in office at that date, and were subject to restriction on transfer as noted above.

Mayne Group Limited Performance Share Plan ('Performance Share Plan')

The grant to Mr SB James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights ('SARS') to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to the company's performance targets ('Vesting Conditions').

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on 12 November 2002, the second on 29 August 2003, and the third on 29 August 2004.

The Vesting Conditions relate to cash earnings per share ('EPS') growth over successive 3-year periods. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant 3-year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each 3-year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the company, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At 30 June 2005 SARS over 420,000 Performance Shares have been granted to Mr James (June 2004 – 280,000 Performance Shares).

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
21. Reserves and retained profits				
Asset Revaluation Reserve:				
Opening balance	–	8,204	–	1,769
Increment on revaluation of properties	**18,581**	–	–	–
Transfer to retained earnings	–	(4,828)	–	(1,769)
Divestments	–	(3,376)	–	–
Closing balance	**18,581**	–	–	–
Capital Profits Reserve:				
Opening balance	–	2,656	–	318
Transfer to retained earnings	–	(1,543)	–	(318)
Divestments	–	(1,113)	–	–
Closing balance	–	–	–	–
General Reserve:				
Opening balance	–	2,122	–	2,096
Transfer to retained earnings	–	(2,096)	–	(2,096)
Divestments	–	(26)	–	–
Closing balance	–	–	–	–
Foreign Currency Translation Reserve:				
Opening balance	**(27,092)**	(43,359)	–	–
Variation in value of investment in overseas controlled entities due to currency realignments	**(36,962)**	(3,078)	–	–
Transfer to retained earnings on sale of controlled entities	**(70)**	16,269	–	–
Net exchange gains/(losses) after income tax of $10.024 million (June 2004 – $8.379 million) incurred on loans taken to hedge effects of exchange movements	**23,389**	3,076	–	–
Net movement for the period	**(13,643)**	16,267	–	–
Closing balance	**(40,735)**	(27,092)	–	–
Total Reserves at the end of the financial year	**(22,154)**	(27,092)	–	–
Retained profits				
Retained profits/(accumulated losses) at the beginning of the financial year	**(271,544)**	(278,665)	**(474,182)**	(522,053)
Net profit/(loss) attributable to members of Mayne Group Limited	**80,454**	94,274	**80,857**	123,039
Dividends recognised during the year	**(70,489)**	(79,351)	**(70,489)**	(79,351)
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**70**	(16,269)	–	–
Transfers from reserves	–	8,467	–	4,183
Retained profits/(accumulated losses) at the end of the financial year	**(261,509)**	(271,544)	**(463,814)**	(474,182)

21. Reserves and retained profits (continued)

Nature and purpose of reserves

Asset revaluation reserve
The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of freehold and long term leasehold assets in accordance with the consolidated entity's policy to recognise these assets at their fair values under accounting standard AASB 1041 *Revaluation of Non-Current Assets*.

Capital profits reserve
Where assets which have been revalued are disposed of, any related revaluation increment in the asset revaluation reserve is transferred to the capital profits reserve.

General reserve
The balance in the general reserve relates to amounts allocated in prior periods from retained profits for non-specific purposes.

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

22. Equity reconciliations

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Total equity reconciliation				
Total equity at the beginning of the year	**2,520,672**	2,987,792	**2,352,221**	2,774,644
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**85,462**	89,757	**80,857**	123,039
Transactions with members of Mayne Group Limited as owners:				
Equity contributed	**19,108**	25,198	**19,108**	25,198
Equity bought back	**(42,661)**	(491,309)	**(42,661)**	(491,309)
Shares held by Group entities under executive and staff share schemes	**3,721**	(10,164)	**–**	–
Dividends	**(70,489)**	(79,351)	**(70,489)**	(79,351)
Total changes in outside equity interest	**391**	(1,251)	**–**	–
Total equity at the end of the year	**2,516,204**	2,520,672	**2,339,036**	2,352,221

	Outside Equity Interest	
	2005 $'000	2004 $'000
Reconciliation of outside equity interests		
Profit/(loss) from ordinary activities after income tax	**3,906**	3,691
Retained profits/(losses) at the beginning of the year	**2,569**	1,621
Total available for appropriation	**6,475**	5,312
Adjustments for entities acquired or sold	**–**	(408)
Dividends paid/provided for	**(3,515)**	(2,335)
Retained profits at the end of the financial year	**2,960**	2,569
Share capital	**89**	89
Reserves	**411**	411
Outside equity interests at the end of the year	**3,460**	3,069

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

23. Notes to the statements of cash flows

(a) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year, as shown in the Statements of Cash Flows, is reconciled to the related items in the Statements of Financial Position, as follows:

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Cash	**90,593**	94,977	**7,223**	6,953
Short term deposits	**299,165**	209,287	**288,375**	198,050
Less short term deposits with maturity over 3 months	**–**	–	**–**	–
Bank overdraft	**–**	(19)	**–**	–
	389,758	304,245	**295,598**	205,003

(b) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Profit/(loss) from ordinary activities after tax	**84,360**	97,965	**80,857**	123,039
Add/(Less): Adjustments of non-cash items:				
Depreciation and amortisation	**166,832**	156,345	**5,354**	8,596
(Profit)/Loss on sale of non-current assets	**1,382**	4,150	**–**	4,132
(Profit)/Loss on sale of investments	**(980)**	–	**(3,818)**	–
Amortisation of borrowing and reorganisation costs	**1,128**	2,343	**1,128**	2,343
Undistributed (profits)/losses of associated entities	**(360)**	(36)	**–**	–
Unrealised exchange (gains)/losses	**690**	(3,807)	**(30,531)**	5,034
Add/(Less): Items classified as investing/financing activities:				
Realised exchange (gains)/losses	**–**	–	**(2,882)**	(12,181)
Divestment of Hospitals and ECD businesses	**(9,417)**	(630)	**–**	(47,114)
Sale or closure of Latin American Pharmaceuticals businesses	**9,640**	–	**–**	–
Costs of proposed demerger incurred	**5,087**	–	**5,087**	–
Debt forgiveness	**–**	–	**(18,026)**	24,000
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:				
(Increase)/Decrease in trade debtors/other debtors	**189,829**	(10,393)	**(81,125)**	370,973
(Increase)/Decrease in inventories	**31,590**	(83,135)	**–**	998
(Increase)/Decrease in prepayments	**(3,306)**	(3,614)	**(3,726)**	1,335
Increase/(Decrease) in trade creditors/other creditors	**(85,936)**	61,396	**20,906**	(77,358)
Increase/(Decrease) in provisions	**25,987**	10,571	**(425)**	5,292
Increase/(Decrease) in current tax liabilities	**27,285**	(15,821)	**36,856**	3,580
Increase/(Decrease) in deferred tax liabilities	**(5,351)**	31,314	**6,491**	25,553
(Increase)/Decrease in deferred tax assets	**27,721**	26,042	**26,831**	–
Net operating cash flows	**466,181**	272,690	**42,977**	438,222

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

23. Notes to the statements of cash flows (continued)

(c) Acquisitions of Entities/Businesses

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Cash	**109,807**	360,100	–	–
Non-cash consideration	–	–	–	–
Amounts due in future periods	**26,178**	–	–	–
Consideration	**135,985**	360,100	–	–
Fair value of net assets acquired:				
Investment in controlled entities	–	–	–	–
Fixed and non-current assets	**8,033**	53,743	–	–
Current assets – cash	**4,144**	613	–	–
Current assets – other	**33,633**	51,797	–	–
Creditors and borrowings	**(18,655)**	(43,955)	–	–
	27,155	62,198	–	–
Goodwill	**108,830**	297,902	–	–
	135,985	360,100	–	–
Cash consideration	**109,807**	360,100	–	–
Less: Balances acquired				
Cash	**4,144**	613	–	–
Bank overdraft	–	–	–	–
	105,663	359,487	–	–
Payments relating to acquisitions in prior periods	**11,856**	–	**6,707**	–
Outflow of cash	**117,519**	359,487	**6,707**	–

(d) Disposal of Entities/Businesses

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Cash	**9,972**	828,500	–	709,400
Non-cash	–	28,400	–	28,400
Amounts due in future periods	**1,133**	14,291	–	–
Disposal price	**11,105**	871,191	–	737,800
Assets and liabilities disposed of:				
Fixed and non-current assets	**25,349**	1,031,895	–	676,516
Current assets – cash	**1,245**	–	–	–
Current assets – other	**9,667**	263,267	–	62,525
Creditors and borrowings	**(7,071)**	(424,601)	–	(48,355)
Net assets disposed of:	**29,190**	870,561	–	690,686
Cash received	**9,972**	828,500	–	709,400
Cash disposed	**(1,245)**	–	–	–
Receipts relating to disposals in prior periods	**105,971**	–	**94,483**	–
Inflow of cash	**114,698**	828,500	**94,483**	709,400
Transactions costs incurred in disposal of businesses	**(41,737)**	(56,830)	**(41,582)**	(56,622)
Net inflow of cash	**72,961**	771,670	**52,901**	652,778

(e) Non-cash Financing and Investing Activities

During the financial year the consolidated entity did not acquire any property, plant and equipment by means of entering into finance leases. (2004: $Nil).

Finance leases were acquired with the acquisition of controlled entities and businesses during the year.
Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 20.

	CONSOLIDATED	
	2005 $'000	2004 $'000

23. Notes to the statements of cash flows (continued)

	2005 $'000	2004 $'000
(f) Financing Facilities		
Committed Facilities (note 1):	**530,000**	530,000
Less: Utilisation	**–**	(217,291)
Available Committed Facilities	**530,000**	312,709
Drawn Term Financings (note 2):	**664,089**	529,254
Uncommitted Facilities and Programs (note 3):		
Debtors securitisation	**365,000**	125,000
Less: Utilisation	**(183,900)**	–
Available Uncommitted Facilities	**181,100**	125,000

Notes:

1. Committed Facilities Lines include:

(a) Bank Debt Facilities – The consolidated entity has an AUD 500 million syndicated multi-currency and multi-issuer bank debt facility that was undrawn at 30 June 2005. (June 2004 – drawn to USD 122.6 million and EUR 22.5m (AUD 217.3m)). The syndicated bank debt facility comprises a AUD 100 million loan maturing on 15 July 2006 and a AUD 400 million loan, maturing on 15 July 2009.

(b) There is also a bilateral AUD 30 million bank debt facility.

2. Drawn term financings include:

(a) US$ Bond – USD 291.3 million maturing in February 2006.

(b) US$ Notes – USD 200 million maturing in December 2011.

(c) Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB') of an amount of EUR 2,046,214 (AUD 3,239,731) maturing 30 June 2009, including the security arrangements between IKB and Wasserburger.

(d) A loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of EUR 10.0m (AUD 15,832,805). The loan matures in September 2009.

(e) A factoring agreement between PHT Pharma Srl (PHT) and Banca San Paolo (San Paolo). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advanced at balance date is Eur 0.650 million (AUD 1,029,132).

3. Uncommitted facilities and programs:

Major programs include:

(a) The consolidated entity has AUD 365m debtors' securitisation facilities relating to Pharmacy trade receivables of which AUD 181.1 million is available. The cash flows associated with the securitisation program are disclosed in the Statement of Cash Flows as part of cash flows from operating activities.

(b) Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.

24. Additional financial instruments disclosure

(a) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in note 8, for interest-bearing liabilities are set out in note 18, and for employee benefits are set out in note 19. The consolidated entity's other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non-interest-bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

Interest rate swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity dates, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

Year ended 30 June 2005

	Expected to mature in						Total	Fair value
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	Thereafter $'000	$'000	$'000
Receive – fixed rate swaps (1)								
United States dollars	458,746	–	–	–	–	196,605	655,351	13,321
Average fixed rate	6.28%					5.88%		
Average floating rate	4.05%					5.80%		
Pay – fixed rate swaps								
Australian dollars	100,000	–	–	–	–	–	100,000	141
Average fixed rate	5.53%							
Average floating rate	5.67%							
United States dollars	129,327	58,982	–	52,428	–	–	240,737	(342)
Average fixed rate	4.82%	2.45%		4.73%				
Average floating rate	3.96%	3.96%		4.10%				

(1) All the receive fixed rate swaps convert fixed debt to floating debt; hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

Year ended 30 June 2004

	Expected to mature in						Total	Fair value
	2005 $'000	2006 $'000	2007 $'000	2008 $'000	2009 $'000	Thereafter $'000	$'000	$'000
Receive – fixed rate swaps (1)								
Australian dollars	–	–	–	35,999	–	–	35,999	868
Average fixed rate				8.18%				
Average floating rate				7.45%				
United States dollars	–	507,614	–	–	–	–	507,614	30,282
Average fixed rate		6.28%						
Average floating rate		1.96%						
Pay – fixed rate swaps (2)								
Australian dollars	**10,000**	220,000	–	35,999	–	–	265,999	(3,046)
Average fixed rate	**6.57%**	5.49%		10.04%				
Average floating rate	**5.87%**	5.66%		6.95%				
United States dollars	**7,252**	–	65,265	–	–	–	72,517	824
Average fixed rate	**2.09%**		2.45%					
Average floating rate	**1.17%**		2.89%					

(1) All the receive fixed rate swaps convert fixed debt to floating debt; hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

(2) The AUD 220 million pay-fixed interest rate swaps maturing in 2006 include AUD 20 million of forward start-up swaps with a starting date of 3 November 2003.

24. Additional financial instruments disclosure (continued)

(a) Interest rate risk (continued)

Interest rate options
Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

The consolidated entity had no outstanding option contracts at balance date (2004: $Nil).

(b) Foreign exchange risk

The primary objective of the consolidated entity's foreign exchange hedging policy is the protection of the consolidated entity's consolidated shareholders' funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the consolidated entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. The consolidated entity also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign currency contracts
A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than 6 months.

The consolidated entity has in place foreign exchange contracts with an absolute face value of $320.8 million, converted to AUD at rates current at reporting date (June 2004 – $394.5 million).

Cross currency interest rate swap agreements
The consolidated entity had in place cross currency swaps with a gross face value of $183.5 million, converted to AUD at rates current at reporting date (June 2004 – $203.1 million), under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

The following tables set out the gross face values of foreign currency swap and cross currency interest rate swap agreements. Foreign currency amounts are translated to Australian Dollars (AUD) at rates current at reporting date. The 'buy' amounts represent the AUD equivalents of commitments to purchase foreign currencies, and the 'sell' amounts represent the AUD equivalent of commitments to sell foreign currencies. The tables show the contract rates, maturities and fair values.

Year ended 30 June 2005

	Expected to mature in						Total	Fair value
	2006 $'000	2007 $'000	2008 $'000	2009 $'000	2010 $'000	Thereafter $'000	$'000	$'000
Sell								
Canadian Dollars	15,777	–	–	–	–	–	15,777	(46)
Average contracted rate	0.9388							
Euro	155,320	–	–	–	–	–	155,320	1,776
Average contracted rate	0.6231							
New Zealand Dollars	4,037	–	–	–	–	–	4,037	55
Average contracted rate	1.0764							
Great British Pounds	94,994	–	–	–	–	–	94,994	521
Average contracted rate	0.4199							
Buy								
United States Dollars	234,160	–	–	–	–	–	234,160	(3,459)
Average contracted rate	0.7545							

24. Additional financial instruments disclosure (continued)

(b) Foreign exchange risk (continued)

Year ended 30 June 2004

	Expected to mature in						Total	Fair value
	2005 $'000	2006 $'000	2007 $'000	2008 $'000	2009 $'000	Thereafter $'000	$'000	$'000
Sell								
Canadian Dollars	**18,850**	–	–	–	–	–	18,850	(1,192)
Average contracted rate	**0.9910**							
Euro	**62,292**	–	–	–	–	–	62,292	(3,849)
Average contracted rate	**0.6075**							
New Zealand Dollars	**2,552**	–	–	–	–	–	2,552	(173)
Average contracted rate	**1.1770**							
Singapore Dollars	**888**	–	–	–	–	–	888	(6)
Average contracted rate	**1.1876**							
United States Dollars	**196,445**	–	–	–	–	–	196,445	(5,721)
Average contracted rate	**0.7061**							
Buy								
United States Dollars	**242,814**	203,046	–	–	–	–	445,860	24,639
Average contracted rate	**0.7137**	0.7475						

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Diagnostic Services segment in Australia, where the private and government sponsored health insurance funds account for 24.3% (2004: 25.0%) of trade debtors of Pathology and Diagnostic Imaging. Pharmacies account for 53.0% (2004: 58.8%) of trade debtors of the Pharmacy and Pharmaceuticals sectors.

During the 2004 financial year the Group sold its Hospitals business to Affinity Health Limited (Affinity). Under the sale agreement the Group has receivables for amounts recharged to Affinity under shared services arrangements and for indemnities given by Affinity. At 30 June 2005, these totalled $8.510 million (June 2004: $15.415 million).

Unrecognised financial instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

24. Additional financial instruments disclosure (continued)

(c) Credit risk exposures (continued)

Foreign currency swap agreements and interest rate swaps agreements
The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries (principally major banks and their controlled entities) and, as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	CONSOLIDATED	
	2005 $'000	2004 $'000
Foreign currency swaps	**3,540**	2,896
Cross currency interest rate swaps	**–**	15,743
Interest rate swaps	**14,539**	31,372

(d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised financial instruments

Assets
Cash, short term deposits and debtors
– the carrying amount approximates fair value because of the short maturity of these instruments.

Long term investments
– the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made, as no loss will crystallise if they are held to maturity.

Liabilities
Short term debt
– the carrying amount approximates fair value because of the short maturity of these instruments.

Long term debt
– the fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can effect fair values.

The carrying amounts and estimated fair values of the consolidated entity's recognised financial assets and liabilities are set out on the following page:

24. Additional financial instruments disclosure (continued)

(d) Net fair value of financial assets and liabilities (continued)

Foreign exchange contracts
The fair value of foreign currency contracts used for hedging purposes, including cross currency interest rate swaps, is estimated using market data and quotes from banks.

	CONSOLIDATED			
	2005 Carrying Amount $'000	**2005 Net Fair Value $'000**	2004 Carrying Amount $'000	2004 Net Fair Value $'000
Financial Assets:				
Cash	**90,593**	**90,593**	94,977	94,977
Loans and deposits	**299,165**	**299,165**	209,287	209,287
Loans and deposits non-current	**606**	**606**	657	657
Receivables current	**459,758**	**459,758**	674,885	674,885
Receivables non-current	**4,836**	**4,836**	5,251	5,251
Cross currency interest rate swaps	**3,793**	**4,646**	15,769	15,742
Other financial assets:				
– Shares in other corporations – listed	**4,537**	**1,353**	4,732	3,524
– Shares in other corporations – unlisted	**3,191**	**3,191**	1,294	1,294
– Interest in partnership	**441**	**441**	–	–
Financial Liabilities:				
Payables current	**577,789**	**577,789**	528,346	528,346
Interest-bearing liabilities current	**390,356**	**386,696**	6,847	6,847
Provisions current	**160,258**	**160,258**	205,005	205,005
Foreign exchange contracts	**3,494**	**3,494**	1,439	1,594
Payables non-current	**946**	**946**	6,174	6,174
Interest-bearing liabilities non-current	**283,664**	**284,700**	752,477	774,632
Provisions non-current	**83,419**	**83,419**	39,848	39,848

Unrecognised Financial Instruments

Interest Rate Contracts
The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	CONSOLIDATED	
	2005 Net Fair Value $'000	2004 Net Fair Value $'000
Interest rate swaps	**13,120**	28,928

	Sales revenue June 2005			Sales revenue June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
25. Segmental reporting						
Business Segments						
Pharmaceuticals	**654,814**	**6,387**	**661,201**	482,677	18,376	501,053
Consumer Products	**171,001**	**3,901**	**174,902**	145,835	3,580	149,415
Total Pharmaceuticals	**825,815**	**10,288**	**836,103**	628,512	21,956	650,468
Pathology	**569,102**	**–**	**569,102**	526,527	–	526,527
Diagnostic Imaging	**287,171**	**–**	**287,171**	276,237	–	276,237
Total Diagnostic Services	**856,273**	**–**	**856,273**	802,764	–	802,764
Pharmacy	**2,147,892**	**–**	**2,147,892**	2,068,610	–	2,068,610
Hospitals	**–**	**–**	**–**	–	565,720	565,720
Unallocated	**635**	**–**	**635**	2,107	–	2,107
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669
Geographic Segments						
Australia	**3,330,883**	**–**	**3,330,883**	3,166,981	538,146	3,705,127
Other Pacific regions	**17,901**	**3,901**	**21,802**	16,934	37,467	54,401
Australia & Pacific regions	**3,348,784**	**3,901**	**3,352,685**	3,183,915	575,613	3,759,528
Americas	**155,561**	**6,387**	**161,948**	114,700	12,063	126,763
Europe, Middle East & Africa	**326,270**	**–**	**326,270**	203,378	–	203,378
Consolidated	**3,830,615**	**10,288**	**3,840,903**	3,501,993	587,676	4,089,669

	Depreciation June 2005			Depreciation June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000

25. Segmental reporting (continued)

Business Segments						
Pharmaceuticals	**19,742**	**100**	**19,842**	16,304	200	16,504
Consumer Products	**2,895**	**20**	**2,915**	3,029	23	3,052
Total Pharmaceuticals	**22,637**	**120**	**22,757**	19,333	223	19,556
Pathology	**15,529**	**–**	**15,529**	13,918	–	13,918
Diagnostic Imaging	**21,315**	**–**	**21,315**	18,284	–	18,284
Total Diagnostic Services	**36,844**	**–**	**36,844**	32,202	–	32,202
Pharmacy	**4,233**	**–**	**4,233**	4,409	–	4,409
Hospitals	**–**	**–**	**–**	–	19,133	19,133
Consolidated	**63,714**	**120**	**63,834**	55,944	19,356	75,300
Geographical Segments						
Australia	**55,173**	**–**	**55,173**	51,377	16,773	68,150
Other Pacific Regions	**111**	**20**	**131**	141	2,383	2,524
Australia & Pacific Regions	**55,284**	**20**	**55,304**	51,518	19,156	70,674
Americas	**3,808**	**100**	**3,908**	2,650	200	2,850
Europe, Middle East & Africa	**4,622**	**–**	**4,622**	1,776	–	1,776
Consolidated	**63,714**	**120**	**63,834**	55,944	19,356	75,300

	Earnings before interest, tax, amortisation and significant items June 2005			Earnings before interest, tax, amortisation and significant items June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
25. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**126,202**	**(3,664)**	**122,538**	96,931	360	97,291
Consumer Products	**24,698**	**63**	**24,761**	15,740	106	15,846
Total Pharmaceuticals	**150,900**	**(3,601)**	**147,299**	112,671	466	113,137
Pathology	**82,045**	**–**	**82,045**	68,059	(223)	67,836
Diagnostic Imaging	**28,648**	**–**	**28,648**	27,870	–	27,870
Total Diagnostic Services	**110,693**	**–**	**110,693**	95,929	(223)	95,706
Pharmacy	**32,611**	**–**	**32,611**	38,748	–	38,748
Hospitals	**–**	**–**	**–**	–	39,784	39,784
Unallocated	**(17,418)**	**279**	**(17,139)**	(12,167)	(425)	(12,592)
Earnings before interest, tax, amortisation and significant items	**276,786**	**(3,322)**	**273,464**	235,181	39,602	274,783
Geographical Segments						
Australia	**183,647**	**(410)**	**183,237**	196,596	32,425	229,021
Other Pacific Regions	**2,943**	**50**	**2,993**	979	7,726	8,705
Australia & Pacific Regions	**186,590**	**(360)**	**186,230**	197,575	40,151	237,726
Americas	**21,444**	**(3,260)**	**18,184**	10,382	(124)	10,258
Europe, Middle East & Africa	**68,752**	**298**	**69,050**	27,224	(425)	26,799
Earnings before interest, tax, amortisation and significant items	**276,786**	**(3,322)**	**273,464**	235,181	39,602	274,783

25. Segmental reporting (continued)

	Amortisation June 2005			Amortisation June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**62,179**	**–**	**62,179**	40,270	585	40,855
Consumer Products	**5,364**	**–**	**5,364**	5,374	–	5,374
Total Pharmaceuticals	**67,543**	**–**	**67,543**	45,644	585	46,229
Pathology	**17,888**	**–**	**17,888**	17,927	–	17,927
Diagnostic Imaging	**10,637**	**–**	**10,637**	8,886	–	8,886
Total Diagnostic Services	**28,525**	**–**	**28,525**	26,813	–	26,813
Pharmacy	**6,930**	**–**	**6,930**	6,111	–	6,111
Hospitals	**–**	**–**	**–**	–	1,892	1,892
Consolidated	**102,998**	**–**	**102,998**	78,568	2,477	81,045
Geographical Segments						
Australia	**54,264**	**–**	**54,264**	49,760	1,300	51,060
Other Pacific Regions	**1,282**	**–**	**1,282**	984	1,177	2,161
Australia & Pacific Regions	**55,546**	**–**	**55,546**	50,744	2,477	53,221
Americas	**16,535**	**–**	**16,535**	12,251	–	12,251
Europe, Middle East & Africa	**30,917**	**–**	**30,917**	15,573	–	15,573
Consolidated	**102,998**	**–**	**102,998**	78,568	2,477	81,045

	Significant items before tax June 2005			Significant items before tax June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**(10,000)**	**(9,640)**	**(19,640)**	–	–	–
Consumer Products	**–**	**–**	**–**	–	–	–
Total Pharmaceuticals	**(10,000)**	**(9,640)**	**(19,640)**	–	–	–
Pathology	**–**	**–**	**–**	–	–	–
Diagnostic Imaging	**–**	**–**	**–**	–	–	–
Total Diagnostic Services	**–**	**–**	**–**	–	–	–
Pharmacy	**–**	**–**	**–**	–	–	–
Hospitals	**–**	**9,417**	**9,417**	–	504	504
Unallocated	**(5,087)**	**–**	**(5,087)**	(7,141)	–	(7,141)
Consolidated	**(15,087)**	**(223)**	**(15,310)**	(7,141)	504	(6,637)
Geographic Segments						
Australia	**(10,087)**	**9,417**	**(670)**	(7,141)	504	(6,637)
Other Pacific regions	**–**	**–**	**–**	–	–	–
Australia & Pacific	**(10,087)**	**9,417**	**(670)**	(7,141)	504	(6,637)
Americas	**–**	**(9,640)**	**(9,640)**	–	–	–
Europe, Middle East & Africa	**(5,000)**	**–**	**(5,000)**	–	–	–
Consolidated	**(15,087)**	**(223)**	**(15,310)**	(7,141)	504	(6,637)

	Profit before tax June 2005			Profit before tax June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
25. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**54,023**	**(13,304)**	**40,719**	56,661	(225)	56,436
Consumer Products	**19,334**	**63**	**19,397**	10,366	106	10,472
Total Pharmaceuticals	**73,357**	**(13,241)**	**60,116**	67,027	(119)	66,908
Pathology	**64,157**	**–**	**64,157**	50,132	(223)	49,909
Diagnostic Imaging	**18,011**	**–**	**18,011**	18,984	–	18,984
Total Diagnostic Services	**82,168**	**–**	**82,168**	69,116	(223)	68,893
Pharmacy	**25,681**	**–**	**25,681**	32,637	–	32,637
Hospitals	**–**	**9,417**	**9,417**	–	38,396	38,396
Unallocated	**(22,505)**	**279**	**(22,226)**	(19,308)	(425)	(19,733)
Earnings before interest & tax	**158,701**	**(3,545)**	**155,156**	149,472	37,629	187,101
Net interest expense	**(18,041)**	**(1,424)**	**(19,465)**	(8,197)	(6,531)	(14,728)
Consolidated	**140,660**	**(4,969)**	**135,691**	141,275	31,098	172,373
Geographic Segments						
Australia	**119,296**	**9,007**	**128,303**	139,695	31,629	171,324
Other Pacific regions	**1,661**	**50**	**1,711**	(5)	6,549	6,544
Australia & Pacific	**120,957**	**9,057**	**130,014**	139,690	38,178	177,868
Americas	**4,909**	**(12,900)**	**(7,991)**	(1,869)	(124)	(1,993)
Europe, Middle East & Africa	**32,835**	**298**	**33,133**	11,651	(425)	11,226
Earnings before interest & tax	**158,701**	**(3,545)**	**155,156**	149,472	37,629	187,101
Net interest expense	**(18,041)**	**(1,424)**	**(19,465)**	(8,197)	(6,531)	(14,728)
Consolidated	**140,660**	**(4,969)**	**135,691**	141,275	31,098	172,373

	Capital Expenditure June 2005			Capital Expenditure June 2004		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000

25. Segmental reporting (continued)

	Continuing $'000 (2005)	Discontinuing $'000 (2005)	Total $'000 (2005)	Continuing $'000 (2004)	Discontinuing $'000 (2004)	Total $'000 (2004)
Business Segments						
Pharmaceuticals	**82,875**	**–**	**82,875**	51,280	269	51,549
Consumer Products	**1,440**	**30**	**1,470**	1,425	12	1,437
Total Pharmaceuticals	**84,315**	**30**	**84,345**	52,705	281	52,986
Pathology	**15,546**	**–**	**15,546**	13,142	–	13,142
Diagnostic Imaging	**22,698**	**–**	**22,698**	24,660	–	24,660
Total Diagnostic Services	**38,244**	**–**	**38,244**	37,802	–	37,802
Pharmacy	**4,650**	**–**	**4,650**	5,354	–	5,354
Hospitals	**–**	**–**	**–**	–	29,556	29,556
Unallocated	**3,622**	**–**	**3,622**	6,039	–	6,039
Consolidated	**130,831**	**30**	**130,861**	101,900	29,837	131,737
Geographic Segments						
Australia	**101,247**	**–**	**101,247**	87,637	25,292	112,929
Other Pacific regions	**68**	**30**	**98**	86	4,276	4,362
Australia & Pacific	**101,315**	**30**	**101,345**	87,723	29,568	117,291
Americas	**24,742**	**–**	**24,742**	11,170	269	11,439
Europe, Middle East & Africa	**4,774**	**–**	**4,774**	3,007	–	3,007
Consolidated	**130,831**	**30**	**130,861**	101,900	29,837	131,737

25. Segmental reporting (continued)

	Assets June 2005			Assets June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	1,869,225	3,016	1,872,241	1,634,933	35,555	1,670,488
Consumer Products	273,280	2,155	275,435	292,983	2,183	295,166
Total Pharmaceuticals	2,142,505	5,171	2,147,676	1,927,916	37,738	1,965,654
Pathology	628,246	–	628,246	626,965	–	626,965
Diagnostic Imaging	372,005	–	372,005	371,976	–	371,976
Total Diagnostic Services	1,000,251	–	1,000,251	998,941	–	998,941
Pharmacy	470,391	–	470,391	704,499	–	704,499
Hospitals	–	–	–	–	35,452	35,452
Logistics	–	–	–	–	38,777	38,777
Unallocated	461,134	11,276	472,410	369,390	9,673	379,063
Consolidated	4,074,281	16,447	4,090,728	4,000,746	121,640	4,122,386
Geographic Segments						
Australia	3,104,221	–	3,104,221	3,253,535	87,469	3,341,004
Other Pacific regions	19,531	2,675	22,206	23,610	2,698	26,308
Australia & Pacific	3,123,752	2,675	3,126,427	3,277,145	90,167	3,367,312
Americas	426,068	5,119	431,187	468,634	24,833	493,467
Europe, Middle East & Africa	524,461	8,653	533,114	254,967	6,640	261,607
Consolidated	4,074,281	16,447	4,090,728	4,000,746	121,640	4,122,386

	Liabilities June 2005			Liabilities June 2004		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000

25. Segmental reporting (continued)

	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	**205,622**	**559**	**206,181**	130,391	5,584	135,975
Consumer Products	**31,800**	**529**	**32,329**	30,210	469	30,679
Total Pharmaceuticals	**237,422**	**1,088**	**238,510**	160,601	6,053	166,654
Pathology	**89,253**	**–**	**89,253**	87,006	–	87,006
Diagnostic Imaging	**48,328**	**–**	**48,328**	41,589	–	41,589
Total Diagnostic Services	**137,581**	**–**	**137,581**	128,595	–	128,595
Pharmacy	**331,262**	**–**	**331,262**	349,015	–	349,015
Hospitals	**–**	**47,394**	**47,394**	–	64,431	64,431
Logistics	**–**	**1,749**	**1,749**	–	2,023	2,023
Unallocated	**814,073**	**3,955**	**818,028**	875,698	15,298	890,996
Consolidated	**1,520,338**	**54,186**	**1,574,524**	1,513,909	87,805	1,601,714
Geographic Segments						
Australia	**1,322,731**	**49,216**	**1,371,947**	1,425,525	82,979	1,508,504
Other Pacific regions	**2,035**	**539**	**2,574**	264	476	740
Australia & Pacific	**1,324,766**	**49,755**	**1,374,521**	1,425,789	83,455	1,509,244
Americas	**28,960**	**1,064**	**30,024**	27,561	319	27,880
Europe, Middle East & Africa	**166,612**	**3,367**	**169,979**	60,559	4,031	64,590
Consolidated	**1,520,338**	**54,186**	**1,574,524**	1,513,909	87,805	1,601,714

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
26. Capital expenditure commitments				
Estimated capital expenditure contracted for at balance date but not provided for, payable:				
Freehold land and buildings				
Within one year	–	1,143	–	–
Plant and equipment				
Within one year	**26,220**	66,920	–	–
Later than one and less than two years	**150**	6,153	–	–
Later than two and less than five years	**150**	–	–	–
Later than five years	–	–	–	–
	26,520	73,073	–	–
Product in-licencing and development				
Within one year	**3,902**	–	–	–
Later than one and less than two years	**913**	–	–	–
Later than two and less than five years	**1,622**	–	–	–
Later than five years	–	–	–	–
	6,437	–	–	–
27. Lease commitments				
(a) Finance lease commitments payable:				
Within one year	**3,580**	6,750	–	–
Later than one and less than two years	**3,578**	3,822	–	–
Later than two and less than five years	**3,578**	3,509	–	–
Later than five years	–	43	–	–
Minimum lease commitments	**10,736**	14,124	–	–
Future finance charges	**(923)**	(1,470)	–	–
Total Finance Lease Liabilities	**9,813**	12,654	–	–
Classified as:				
Current liabilities	**3,272**	5,939	–	–
Non-current liabilities	**6,541**	6,715	–	–
Total Finance Lease Liabilities	**9,813**	12,654	–	–
(b) Operating lease commitments payable:				
(i) Property:				
Within one year	**56,874**	56,347	**2,201**	2,971
Later than one and less than two years	**45,095**	44,209	**1,305**	2,113
Later than two and less than five years	**74,912**	81,928	**88**	1,307
Later than five years	**35,042**	47,387	–	–
Total	**211,923**	229,871	**3,594**	6,391
(ii) Plant and equipment:				
Within one year	**8,368**	14,999	**616**	4,648
Later than one and less than two years	**5,022**	8,226	**42**	1,672
Later than two and less than five years	**2,322**	5,501	**28**	920
Later than five years	–	5	–	–
Total	**15,712**	28,731	**686**	7,240
Total Operating Lease Commitments	**227,635**	258,602	**4,280**	13,631

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000

28. Auditors' remuneration

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Audit services				
Auditors of the Company – KPMG				
Audit and review of the financial reports	**2,547**	2,322	**1,539**	1,446
Audit-related fees [1]	**43**	905	**43**	283
Other regulatory audit services	**–**	35	**–**	–
	2,590	3,262	**1,582**	1,729
Other services				
Auditors of the Company – KPMG				
Other assurance services	**193**	244	**193**	150
Taxation services	**1,284**	1,662	**772**	1,161
	1,477	1,906	**965**	1,311

1 Audit-related fees comprise fees for the audit of special purpose financial statements relating to the divestment of entities/businesses during the year and acquisition due diligence services.

29. Contingent liabilities

	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Claims for which no reserves are considered appropriate	**8,932**	4,159	**–**	3,159
Contingencies relating to sale of businesses	**1,652**	397	**1,560**	127
Performance bonds and guarantees	**81,054**	78,421	**79,361**	76,228
FH Faulding Pharmacy Guarantee Scheme[a]	**48,862**	65,700	**–**	–
(unsecured)	**140,500**	148,677	**80,921**	79,514

(a) FH Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to FH Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2005.

Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exist in these companies.

Due to the nature of its generic pharmaceuticals business, Mayne is engaged in litigation during the normal course of business for alleged infringement of patents. The information usually required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets is not disclosed, on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

30. Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended), dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of financial reports, and directors' reports.

It is a condition of the Class Order that the relevant holding entity and each of the relevant subsidiaries enter into a Deed of Cross Guarantee.

The effect of the Deed is that each holding entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries in each group under certain provisions of the *Corporations Act 2001*. If a winding up occurs under other provisions of the *Corporations Act 2001*, each holding entity will be liable only in the event that after 6 months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that each holding entity is wound up.

Mayne Group

The Mayne Group class order was entered into by Deed of Cross Guarantee dated 5 June 2001.

Further companies were added to the Mayne Group class order by virtue of Assumption Deeds dated 22 May 2002, 26 June 2003 and 29 June 2004.

Companies have been removed from the Mayne Group class order through a Revocation Deed dated 26 August 2002 and Notices of Disposal dated 22 July 2002, 15 April 2003 and 10 December 2003.

A Deed of Appointment and Retirement of Trustee, dated 25 May 2004, appointed Mayne Healthcare Holdings Pty Ltd as Trustee of the class order (replacing HCoA Operations (Australia) Pty Ltd)

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2005 are:

Mayne Group Ltd (holding entity)
Mayne Health Pathology Pty Limited
Gynaelab Pty Ltd
Healthcare Imaging Services Pty Limited
Healthcare Imaging Services (Victoria) Pty Limited
Pathology Services Pty Limited
Mayne Diagnostic Imaging Holdings Pty Ltd
Mayne Healthcare Holdings Pty Ltd
Mayne Medical Centre Holdings Pty Ltd
Mayne Medical Centre Operations Pty Ltd
Mayne Pathology Holdings Pty Ltd
Mayne Pharma Pty Ltd
Queensland Medical Services Pty Ltd
Queensland Diagnostic Imaging Pty Ltd

FH Faulding Group

The Faulding class order was entered into by Deed of Cross Guarantee on 15 June 1999.

Further companies were added to the Faulding class order by virtue of Assumption Deeds dated 17 May 2001 and 27 June 2002.

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2005 are:

FH Faulding & Co Ltd (holding entity)
Faulding Healthcare Pty Ltd
BML Pharmaceuticals Pty Ltd
Cenovis Pty Ltd
Faulding Healthcare Retail Pty Ltd
Terry White Management Pty Ltd
Independent Pharmaceutical Supplies Pty Ltd
Bullivants Natural Health Products Limited
Chem Mart Pty Ltd

Consolidated statements of financial performance and consolidated statements of financial position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2005 are set out on the following page.

	Note	MAYNE GROUP 2005 $'000	MAYNE GROUP 2004 $'000	FH FAULDING GROUP 2005 $'000	FH FAULDING GROUP 2004 $'000

30. Deed of Cross Guarantee (continued)

	Note	MAYNE GROUP 2005 $'000	MAYNE GROUP 2004 $'000	FH FAULDING GROUP 2005 $'000	FH FAULDING GROUP 2004 $'000
Statements of Financial Performance					
Profit/ (loss) from ordinary activities before income tax		**151,701**	182,635	**53,311**	54,788
Income tax (expense)/benefit relating to ordinary activities		**(68,941)**	(13,204)	**(105)**	(34,522)
Net profit/(loss) from ordinary activities after related income tax expense		**82,760**	169,431	**53,206**	20,266
Retained profits/(losses) at the beginning of the year		**(519,730)**	(613,993)	**1,282,542**	1,262,276
Dividends paid		**(70,489)**	(79,351)	**(1,247)**	–
Transfer from reserves		**–**	4,183	**–**	–
Retained profits/(losses) at the end of the year		**(507,459)**	(519,730)	**1,334,501**	1,282,542
Statements of Financial Position					
Current Assets					
Cash and deposits		**300,074**	198,987	**–**	4,550
Receivables		**274,078**	313,669	**149,292**	348,787
Inventories		**104,927**	117,481	**217,482**	252,191
Other current assets		**18,031**	16,077	**54,607**	4,125
Total Current Assets		**697,110**	646,214	**421,381**	609,653
Non-current Assets					
Receivables		**1,978**	2,018	**1,760,274**	1,529,345
Other financial assets		**2,201,080**	2,207,379	**45,628**	45,364
Property, plant and equipment		**291,971**	249,331	**63,496**	65,691
Intangibles		**1,245,685**	1,292,602	**92,585**	97,703
Deferred tax assets		**71,845**	96,564	**–**	1,599
Other		**9,533**	19,294	**11,383**	11,621
Total Non-current Assets		**3,822,092**	3,867,188	**1,973,366**	1,751,323
Total Assets		**4,519,202**	4,513,402	**2,394,747**	2,360,976
Current Liabilities					
Payables		**212,559**	167,178	**410,738**	411,846
Interest-bearing liabilities		**1,531,354**	1,324,373	**12,258**	–
Current tax liabilities		**40,746**	8,670	**10,752**	32,411
Provisions		**114,359**	152,274	**8,883**	13,144
Total Current Liabilities		**1,899,018**	1,652,495	**442,631**	457,401
Non-current Liabilities					
Payables		**3,793**	–	**–**	2,403
Interest-bearing liabilities		**264,957**	507,651	**–**	–
Deferred tax liabilities		**32,124**	25,633	**–**	–
Provisions		**23,918**	20,950	**5,787**	6,802
Total Non-current Liabilities		**324,792**	554,234	**5,787**	9,205
Total Liabilities		**2,223,810**	2,206,729	**448,418**	466,606
Net Assets		**2,295,392**	2,306,673	**1,946,329**	1,894,370
Equity					
Contributed equity		**2,802,851**	2,826,403	**611,021**	611,021
Reserves		**–**	–	**807**	807
Retained profits/(losses)		**(507,459)**	(519,730)	**1,334,501**	1,282,542
Total Equity		**2,295,392**	2,306,673	**1,946,329**	1,894,370

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2005 %	2004 %
31. Particulars in relation to controlled entities				
Parent Entity				
Mayne Group Limited		Australia		
Controlled Entities	(a), (b)			
Stonehenge Properties Pty Ltd		Australia	**100**	100
The Ward Corporation Pty Limited		Australia	**100**	100
– Mayne Holdings (UK) Ltd		United Kingdom	**100**	100
– Mayne International B.V.		The Netherlands	**100**	100
– Mayne Nickless Eindhoven B.V.		The Netherlands	**100**	100
– Mayne Nickless Incorporated		United States	**100**	100
– Security Express Limited		United Kingdom	**100**	100
– Mayne SNC Van Der Heijden Logistics Services	(f)	Belgium	**100**	100
– Mayne Holdings (NZ) Limited		New Zealand	**100**	100
Mayne Finance Limited	(e)	Australia	**–**	100
Mayne Properties Pty Ltd	(e)	Australia	**–**	100
Mayne Employee Share Acquisition Plan Pty Ltd		Australia	**100**	100
– Mayne Employee Share Acquisition Plan Trust	(d)		**100**	100
– Mayne Group SESTIP Trust	(d)		**100**	100
Saftsal Pty Limited		Australia	**100**	100
–Aksertel Pty Limited		Australia	**100**	100
–Onosas Pty Limited		Australia	**100**	100
–Lamsak Pty Limited		Australia	**100**	100
HCoA International Holdings Pty Ltd		Australia	**100**	100
Pathology Services Pty Ltd	(c)	Australia	**100**	100
– Gynaelab Pty Limited	(c)	Australia	**100**	100
Trezise Services Pty Ltd		Australia	**100**	100
Hillsands Pty Ltd		Australia	**100**	100
Sugerman's Pathology Pty Ltd		Australia	**100**	100
Mayne Healthcare Holdings Pty Ltd	(c)	Australia	**100**	100
– AME Medical Services Pty Ltd		Australia	**100**	100
– Larches Pty Ltd		Australia	**100**	100
– Integrated Health Care Pty Ltd		Australia	**100**	100
– Kelldale Pty Ltd		Australia	**100**	100
– Seacresh Pty Limited		Australia	**51**	51
– Seacrest Unit Trust	(d)		**51**	51
– Pacific Medical Centres Pty Limited		Australia	**100**	100
– Link Medical Laboratory Holdings Pty Ltd		Australia	**100**	100
– Providex Therapeutics Pty Ltd		Australia	**100**	100
– Jandale Pty Ltd		Australia	**100**	100
– Mayne Pathology Holdings Pty Ltd	(c)	Australia	**100**	100
– Mayne Health Pathology Pty Ltd	(c)	Australia	**100**	100
– Queensland Medical Services Pty Ltd	(c)	Australia	**100**	100
– Gippsland Pathology Service Pty Ltd	(d)	Australia	**100**	100
– Essential Premises (Traralgon) Pty Ltd		Australia	**100**	100
– Medical Debt Recovery Pty Ltd		Australia	**100**	100
– Mayne Medical Centre Holdings Pty Limited	(c)	Australia	**100**	100
– Mayne Medical Centre Operations Pty Limited	(c)	Australia	**100**	100
– Mayne CP Holdings Pty Ltd		Australia	**100**	100

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2005 %	2004 %
31. Particulars in relation to controlled entities (continued)				
– Queensland Specialist Services Pty Ltd		Australia	**100**	100
– Mayne Diagnostic Imaging Holdings Pty Limited	(c)	Australia	**100**	100
– Healthcare Imaging Services Pty Ltd	(c)	Australia	**100**	100
– Queensland Diagnostic Imaging Pty Ltd	(c)	Australia	**100**	100
– Healthcare Imaging Services (Victoria) Pty Ltd	(c)	Australia	**100**	100
– Cabramatta Imaging Pty Ltd		Australia	**50**	50
– Cabramatta Unit Trust	(d)		**50**	50
– Brystow Pty Ltd		Australia	**100**	100
– Orana Services Trust	(d)		**50**	50
– Orana Services Pty Ltd		Australia	**50**	50
– Norcoray Unit Trust	(d)		**50**	50
– Norcoray Pty Ltd		Australia	**50**	50
– Northcoast Nuclear Medicine (Qld) Pty Ltd		Australia	**100**	100
– Mayne Pharma Philippines Inc		Philippines	**100**	100
– FH Faulding Properties (Vic) Pty Ltd		Australia	**100**	100
– FH Faulding Properties (SA) Pty Ltd		Australia	**100**	100
– FH Faulding Properties (Vic) Trust		Australia	**100**	100
– FH Faulding (Vic) 1984 Pty Ltd		Australia	**100**	100
– PSPA Pty Ltd		Australia	**100**	100
– Naslock Pty Ltd		Australia	**100**	100
– Pharmacy Promotions Pty Ltd		Australia	**100**	100
– ACN 007 444 322 Pty Ltd		Australia	**100**	100
– DSU Pty Ltd (formerly CMAX Pty Ltd)		Australia	**100**	100
– Western Suburbs Ultra-sound & Radiology Services Trust		Australia	**100**	100
Mayne Finance (Aust) Pty Ltd		Australia	**100**	100
Wellness Holdings Pty Ltd		Australia	**100**	100
– Corporate Wellness Solutions Pty Ltd		Australia	**100**	100
FH Faulding & Co Ltd	(c)	Australia	**100**	100
– Mayne Pharma Pty Ltd	(c)	Australia	**100**	100
Mayne Limited		New Zealand	**100**	100
Transport Security Insurance (Pte) Ltd		Singapore	**100**	100
– Mayne European Holdings Limited		United Kingdom	**100**	100
– DBL Australia Pty Ltd		Australia	**100**	100
– Mayne Pharma (Canada) Inc		Canada	**100**	100
– Mayne Pharma do Brasil Lda	(e)	Brazil	**–**	100
– Faulding Healthcare Pty Ltd	(c)	Australia	**100**	100
– BML Pharmaceuticals Pty Limited	(c)	Australia	**100**	100
– Cenovis Pty Ltd	(c)	Australia	**100**	100
– Cenovis Health Co Sdn Bhd		Malaysia	**100**	100
– Cenovis Health Co Pty Ltd		Australia	**100**	100
– Natural Facts Pty Limited		Australia	**100**	100
– Chem Mart Pty Limited	(c)	Australia	**100**	100
– Faulding Healthcare Retail Pty Ltd	(c)	Australia	**100**	100
– Terry White Management Pty Ltd	(c)	Australia	**100**	100
– Healthsense Pty Ltd		Australia	**100**	100
– The Medicine Shoppe Australia Pty Ltd		Australia	**100**	100
– Minfos Systems Pty Ltd		Australia	**80**	80
– FH Faulding Securities Pty Ltd		Australia	**100**	100
– FH Faulding Services Pty Ltd		Australia	**100**	100

	Notes	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2005 %	2004 %
31. Particulars in relation to controlled entities (continued)				
– Queensland Biochemics Pty Ltd		Australia	**100**	100
– Independent Pharmaceutical Supplies Pty Ltd	(c)	Australia	**100**	100
– ACN 091 753 043 Pty Ltd		Australia	**100**	100
– Healthlinks.net Pty Ltd	(e)	Australia	**–**	100
– COMDOTPLI Pty Ltd	(e)	Australia	**–**	50
– GenRx Pty Ltd	(e)	Australia	**–**	100
– FH Faulding Nominees Pty Ltd		Australia	**100**	100
– Faulding Healthcare International Holdings Inc	(g)	United States	**–**	100
– Faulding Healthcare US Holdings Inc	(g)	United States	**–**	100
– Faulding Consumer Holdings Inc	(g)	United States	**–**	100
– Faulding Medical Device Co		United States	**100**	100
– Mayne Pharma (USA) Inc		United States	**100**	100
– Mayne Pharma (PR) Inc		United States	**100**	100
– Mayne Pharma (Mexico) SA		Mexico	**100**	100
– Mayne Pharma (Hong Kong) Ltd		Hong Kong	**100**	100
– Mayne Pharma (Malaysia) Sdn Bhd		Malaysia	**100**	100
– Mayne Pharma (NZ) Ltd		New Zealand	**100**	100
– Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	**100**	100
– Mayne Pharma plc		United Kingdom	**100**	100
– Mayne Pharma Euro Finance Co Ltd		United Kingdom	**100**	100
– Mayne Pharma (Deutschland Holdings) GmbH		Germany	**100**	100
– Wasserburger Arzneimittelwerk Dr. Madaus GmbH		Germany	**100**	100
– Mayne Pharma (Deutschland) GmbH		Germany	**100**	100
– Mayne Pharma (Portugal) Lda		Portugal	**100**	100
– S.A. Mayne Pharma (Benelux) N.V.		Belgium	**100**	100
– Faulding Pharmaceuticals SA		France	**100**	100
– Mayne Pharma (Italia) Srl		Italy	**100**	100
– Mayne Pharma (Espana) SL		Spain	**100**	100
– Mayne Pharma (Ireland) Limited		Ireland	**100**	100
– Central Laboratories (Ireland) Ltd		Ireland	**100**	100
– Mayne Pharma (Schweiz) GmbH		Switzerland	**100**	100
– Mayne Pharma (Nordic) AB		Sweden	**100**	100
– Mayne Pharma (SEA) Pte Ltd		Singapore	**100**	100
– Faulding Distributors (SEA) Pte Ltd		Singapore	**100**	100
– Newage Sdn Bhd		Malaysia	**67**	67
– Vitelle Health Company Pty Limited		Australia	**100**	100
– AHB Pty Limited		Australia	**100**	100
– Faulding Healthcare Europe Holdings Ltd		United Kingdom	**100**	100
– Faulding Consumer UK Limited		United Kingdom	**100**	100
– Bullivants' Natural Health Products Pty Limited	(c)	Australia	**100**	100
– Bullivants' Natural Health Products (HK) Limited		Hong Kong	**100**	100
– Bullivants' Natural Health Products (International) Pty Ltd		Australia	**100**	100
– Mayne Consumer Products (NZ) Limited		New Zealand	**100**	100
– Natural Nutrition Pty Ltd		Australia	**100**	100
– Therapeutic Information Resources Australia Pty Ltd		Australia	**100**	100
– Pharmaceutical Care Information Services Pty Ltd		Australia	**50**	50
– Intra-Tech Healthcare Limited		United Kingdom	**100**	–

	Country of Incorporation	Mayne Group Limited's direct and indirect interest held 2005 %	2004 %

31. Particulars in relation to controlled entities (continued)

– Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	Germany	**100**	–
– PHT Pharma Srl	Italy	**100**	–
– Mayne Pharma (India) Pty Ltd	Australia	**100**	–
– Mayne Pharma IP Holdings (Euro) Pty Ltd	Australia	**100**	–
– MCP Direct Pty Ltd	Australia	**100**	–
– MCP Operations Pty Ltd	Australia	**100**	–

(a) All controlled entities are audited by KPMG.

(b) Entities not directly held by Mayne Group Limited are indented.

(c) These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into deeds of cross guarantee, as detailed in Note 30.

All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.

(d) These Australian-controlled entities are required to prepare audited financial reports.

(e) Divested during the current financial year.

(f) Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.

(g) Liquidated during the financial year

(h) All entities are domiciled in their country of incorporation.

(i) No controlled entities carry on material business operations other than in their countries of incorporation.

Acquisition and Disposal of Controlled Entities:

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Consideration $'000	Acquisition provision raised $'000	Proportion of Shares Acquired %
Intra-Tech Healthcare Limited	2 June 2005	47,703	2,839	100%
Onkoworks Gesellschaft fur Herstellung und Vertrieb onkologischer Spezialpraparate GmbH	20 June 2005	26,776	10,368	100%
PHT Pharma Srl	24 June 2005	25,890	14,027	100%

During the year other Pharmaceuticals and Consumer Products businesses and assets were acquired for consideration of $35.616 million.

The following controlled entities were disposed of during the financial year:

	Date of Disposal	Consideration $'000	Consolidated Profit/(Loss) on Disposal $'000	Proportion of Shares Sold %
Mayne Properties Pty Ltd	26 July 2004	nil	nil	100%
Healthlinks.net Pty Ltd	29 October 2004 }	607	nil	100%
Comdotpli Pty Ltd	29 October 2004 }			100%
Mayne Pharma do Brasil Lda	1 April 2005	9,859	(5,645)	100%
Mayne Finance Limited	28 June 2005	nil	nil	100%

31. Particulars in relation to controlled entities (continued)

The following controlled entities were acquired during the previous financial year:

	Date of Acquisition	Consideration $'000	Acquisition provision raised $'000	Proportion of Shares Acquired %
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	–	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	4,660	100%

During the 2004 year other Pharmaceuticals and Imaging businesses and assets were acquired for consideration of $298.813 million.

The following controlled entities were disposed of during the previous financial year:

	Date of Disposal	Consideration $'000	Consolidated Profit/(Loss) on Disposal $'000	Proportion of Shares Sold %
Australian Medical Enterprises Limited Group }	30 November 2003	856,900	504	100%
HCoA Hospital Holdings (Australia) Pty Ltd Group }				
Hospitals of Australia Limited Group }				
Relkban Pty Ltd }				
Relkmet Pty Ltd }				
Votraint No 664 Pty Ltd }				
Votraint No 665 Pty Ltd }				
PT Healthcare of Surabaya }				
PT Putramas Muliasantosa }				
PT Mitrajaya Medikatama }				
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited }				

32. Equity accounting information

Associated Entities at 30 June 2005 were:

Associated Entity	Principal Activity	% Interest in Equity Capital 2005	% Interest in Equity Capital 2004	Equity Accounted Year Ended	Investment Carrying amount Equity Value[(a)] 2005 $'000	Investment Carrying amount Equity Value 2004 $'000	Dividends Received 2005 $'000	Dividends Received 2004 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests net of dividends received 2005 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests net of dividends received 2004 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services – Australia	**50%**	50%	30 June	**306**	286	**20**	–	**20**	5
Campsie Nuclear Medicine Pty Ltd	Medical Services – Australia	**50%**	50%	30 June	**160**	140	**25**	–	**20**	43
Indo China Healthcare Limited	Pharmaceutical distribution – Thailand	**45%**	45%	30 June	**1,282**	962	–	92	**320**	(12)
					1,748	1,388	**45**	92	**360**	36

(a) The market values of investments in associated entities are represented by their equity carrying values.

	2005 $'000	2004 $'000

32. Equity accounting information (continued)

Financial Information relating to Associates:
The consolidated entity's share of profits and losses, assets and liabilities of associates, in aggregate is:

	2005 $'000	2004 $'000
Statement of Financial Performance:		
Share of profits/(losses) from ordinary activities before tax of associates	**541**	253
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	**(136)**	(125)
Share of net profit/(loss) as disclosed by associates	**405**	128
Equity accounting adjustments:		
– goodwill amortisation	**–**	–
Equity accounted share of net profit/(loss) of associates	**405**	128
Dividends received from associates	**(45)**	(92)
Share of associates net profit equity accounted	**360**	36
Statement of Financial Position:		
Retained Profits:		
Equity share of retained profits of associated entities at the beginning of the year	**(234)**	(270)
Equity share of retained profits in the current year	**360**	36
Equity accounted share of retained profits of associates at the end of the year	**126**	(234)
Movements in carrying amount of investments:		
Carrying amount of investments in associates at the beginning of the year	**1,388**	8,506
Share of associates' net profit equity accounted	**360**	36
Associate transferred to investment in controlled entities	**–**	(7,154)
Carrying amount of investments in associates at the end of the year	**1,748**	1,388

33. Transactions with related parties

Wholly Owned Group:
Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

Borrowing costs paid by the parent entity to controlled entities is disclosed in Note 4.

Details of investments in controlled entities are disclosed in Notes 13 and 31.

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

	2005 $'000	2004 $'000
These balances comprise:		
Receivables	**56,248**	66,483
Loans at call	**10,012,032**	6,300,605
Accrued interest	**250**	16,227
Amounts owing by controlled entities	**10,068,530**	6,383,315
Weighted average interest rates	**3.99%**	2.72%
Payables	**469**	302
Loans at call	**9,810,637**	6,313,419
Accrued interest	**35,988**	31,244
Amounts owing to controlled entities	**9,847,094**	6,344,965
Weighted average interest rates	**5.67%**	4.10%

33. Transactions with related parties (continued)

Interest is charged only on loans at call owing to operating controlled entities. Interest rates charged are based on the consolidated entity's planned investment and borrowing rates set at the commencement of each financial year.

Loans between entities in the wholly owned group are repayable at call.

Associated Entities:
Dividends paid by associated entities are disclosed in Note 32.

Campsie Nuclear Medicine Pty Ltd
An entity within the consolidated entity charged rent and outgoings and provided accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2005 financial year these charges totalled $ 0.064 million (2004: $0.127 million), of which $ 0.005 (2004: $Nil) was outstanding at period end.

34. Superannuation commitments

As at 30 June 2005 entities within the consolidated entity participated in two defined benefit plans.

The defined benefit plan in the USA is closed to new members. However, for existing members it provides benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as the entities are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by an independent actuary, David B Woodmansee EA, PCA, MAAA, on 16 February 2005.

Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensionsmanagement GMBH, on 30 April 2005.

On 30 June 2005, the Australian defined benefit plan was terminated in conjunction with the outsourcing of the Australian superannuation plans to Equipsuper. Mayne Group Limited has provided for the amount necessary to meet its obligations to the previously defined benefit members, who will continue as defined contribution members of the plan administered by Equipsuper.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The German plans were acquired with the acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH on 30 April 2004.

	Faulding Pharmaceuticals Pension Plan USA $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH staff pension scheme Germany $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH executive pension scheme Germany $'000
At 30 June 2005			
Dates at which the following amounts were determined:			
Market Value of Plan Assets	30 June 2004	30 June 2005	
Accrued Benefits	30 June 2004	30 June 2005	30 June 2005
Vested Benefits	30 June 2004	30 June 2005	30 June 2005
Net Market Value of Plan Assets	1,104	595	–
Accrued Benefits	1,253	1,832	3,368
Excess/(deficiency) of Plan Assets Over Accrued Benefits	(149)	(1,237)	(3,368)
Vested Benefits	1,182	1,436	3,217
Employer Contributions recognised in the Financial Statements	335	142	353
Pension Liability recognised in the Financial Statements	–	1,237	3,368
Pension assets recognised in the Financial Statements	–	595	–

	Mayne Group Limited Superannuation Fund Australia $'000	Faulding Pharmaceuticals Pension Plan USA $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH staff pension scheme Germany $'000	Wasserburger Arzneimittelwerk Dr Madaus GmbH executive pension scheme Germany $'000

34. Superannuation commitments (continued)

At 30 June 2004

Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2003	30 June 2003	30 June 2004	
Accrued Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Vested Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Net Market Value of Plan Assets	107,800	889	563	–
Accrued Benefits	110,858	1,031	1,411	2,581
Excess/(deficiency) of Plan Assets Over Accrued Benefits	(3,058)	(142)	(848)	(2,581)
Vested Benefits	110,858	860	230	–
Employer Contributions recognised in the Financial Statements	24,448	454	181	449
Pension Liability recognised in the Financial Statements	–	–	1,411	2,581
Pension assets recognised in the Financial Statements	–	–	563	–

35. Director and executive disclosures

Remuneration of specified directors and specified executives by the consolidated entity

Please see Remuneration Report on pages 36 to 44 of the Annual Review for details regarding the remuneration policy and structure of specified Directors and Executives of the Company.

Directors holding office during and since the end of the financial year

P Willcox	Appointed 1 October 2002
C Kay	Appointed 28 September 2001
I Blackburne	Appointed 1 September 2004
R Russell	Appointed 28 August 2001
S James	Appointed 29 January 2002
J Hall	Appointed 8 June 2005
P McClintock	Appointed 8 June 2005
N Scheinkestel	Appointed 1 July 2005
J Sime	Appointed 10 November 2004
D Knott	Appointed 10 November 2004, resigned 31 March 2005
J Sloan	Appointed 12 December 1995, retired 9 November 2004
P Barnett	Appointed 28 February 1996, retired 22 February 2005
P Mason	Appointed 8 September 1992, retired 22 February 2005

35. Director and executive disclosures (continued)

Disclosures related to equity instruments

Number of shares held by specified Directors & Executives

	Balance 1 July 2004	Received as Remuneration [3]	Net Change Other	**Balance 30 June 2005**
Specified Directors				
P Willcox	33,317	11,910	–	**45,227**
C Kay	12,847	4,332	–	**17,179**
R Russell	41,365	10,886	1,199	**53,450**
I Blackburne [1]	10,000	3,217	–	**13,217**
J Sime	–	2,210	–	**2,210**
P McClintock	–	–	–	**–**
J Hall	–	–	–	**–**
N Scheinkestel	–	–	–	**–**
P Mason	120,345	12,876	1,922	**135,143**
J Sloan	22,813	8,113	–	**30,926**
D Knott	6,000	4,229	–	**10,229**
P Barnett	16,436	1,522	–	**17,958**
Executive Director				
S James [2]	834,500	664,134	–	**1,498,634**
Specified Executives				
S Richards	–	38,906	30,000	**68,906**
P Jenkins	1,033	68,085	–	**69,118**
N Rodaway	133	37,532	–	**37,665**
D Cranwell	50,133	–	20,000	**70,133**
J Pearce	133	114,742	–	**114,875**
S Hinchen	133	22,067	–	**22,200**
P Binfield	133	46,201	–	**46,334**
Total	1,149,321	1,050,962	53,121	**2,253,404**

(1) This was Dr I Blackburne's initial holding when appointed a director on 1 September 2004.

(2) The 2005 and 2004 figures include 750,000 shares purchased by S James with a loan provided by the Company on 23 June 2000, pursuant to shareholder approval received at the Annual General Meeting in November 2000, details of which are referred to below. This does not include 140,000 SAR's granted to S James on 14 November 2002, the 140,000 SAR's granted to S James on 29 August 2003 and the 140,000 SAR's granted to S James on 29 August 2004, referred to in Note 20.

(3) In the case of the Non-Executive Directors, these are shares purchased on-market under the Non-Executive Directors' share plan referred to in Note 20. In the case of the Specified Executives, these are amounts granted under the SESTIP in July 2004 but which relate to the 2004 financial year.

Dividends:

Dividends paid by the parent entity during the year on Directors' shareholdings were $0.187 million (2004: $0.107 million).

35. Director and executive disclosures (continued)

Number of rights and options held by Specified Directors and Executives

	Balance at 30 June 2004	Granted as remuneration	Net change other	**Balance at 30 June 2005**	**Vested at 30 June 2005** Vested and exercisable	Vested and not exercisable	Total vested
Specified Directors[a]							
S James[b]	280,000 SARs	140,000 SARs	140,000 SARs lapsed	**280,000 SARs**	–	–	–
Specified Executives[c]							
S Richards	100,000 Options	–	–	**100,000 Options**	–	–	–
P Jenkins	400,000 Options	–	250,000 Options lapsed	**150,000 Options**	**150,000 Options[e]**	–	**150,000 Options**
S Hinchen	50,000 Options	–	–	**50,000 Options**	–	–	–
P Binfield	6,000 Options	–	6,000 Options lapsed	–	–	–	–
J Pearce	200,000 Options	–	200,000 Options lapsed	–	–	–	–
N Rodaway	20,000 Options	–	20,000 Options lapsed	–	–	–	–
D Cranwell[d]	40,000 Options	–	40,000 Options exercised[d]	–	–	–	–
Total – Specified Executives	816,000 Options	–	516,000 Options exercised and lapsed	**300,000 Options**	**150,000 Options**		**150,000 Options**

(a) No options held by the specified directors during the year

(b) These figures refer to the 140,000 SARs granted to S James on 14 November 2002, 140,000 SARs granted to S James on 29 August 2003, and 140,000 SARs granted to S James on 29 August 2004.

(c) These options were all granted during previous periods.

(d) D Cranwell exercised 40,000 options during the 2005 financial year and acquired 40,000 shares as a result of such exercise at an exercise price of $3.37 per share.

(e) These 150,000 options held by Peter Jenkins were vested during the 2005 financial year.

35. Director and executive disclosures (continued)

Loan to Director:

At the Annual General Meeting in November 2000, shareholders ratified the acquisition, on 23 June 2000, of 750,000 shares by S James, at market price and financed by an interest-free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company's consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arm's length basis would have been 7.05%. During the year, $0.043 million (2004: $0.041 million) of the loan to Mr James was repaid. At 30 June 2005, the balance of the loan to Mr James outstanding was $1.975 million (2004: $2.017 million). The highest outstanding amount of the loan during the 2005 financial year was $2.017 million, the balance at the start of the year.

Other transactions:

Particulars of related party transactions entered into by the consolidated entity with Directors or their director-related entities during the year are as follows:

(a) During and since the end of the financial year, the parent entity has entered into:

(i) new deeds of access, indemnity and insurance in favour of Messrs P Willcox, S James, R Russell, P Mason and P Barnett, and Ms C Kay, in accordance with the terms of rules 69(a) and (b) of the Company's constitution. These new deeds supersede the deeds of indemnity previously entered into with these directors. The new deeds were entered into to simplify previous arrangements, reflect the new provisions of the Constitution (as amended in 2004) and reflect recent legal developments surrounding indemnification of officers, and for consistency with deeds entered into with new Board members;

(ii) a deed of access, indemnity and insurance in favour of Dr I Blackburne (who became a Director on 1 September 2004) in accordance with the terms of rules 69(a) and (b) of the Company's constitution;

(iii) deeds of access, indemnity and insurance in favour of Dr J Sime and Mr D Knott (who became Directors on 10 November 2004) in accordance with the terms of rules 69(a) and (b) of the Company's constitution;

(iv) deeds of access, indemnity and insurance in favour of Messrs P McClintock and J Hall (who became Directors on 8 June 2005) in accordance with the terms of rules 69(a) and (b) of the Company's constitution; and

(v) deed of access, indemnity and insurance in favour of Dr N Scheinkestel (who became a Director on 1 July 2005) in accordance with the terms of rules 69(a) and (b) of the Company's constitution.

These deeds provide that for a period of 7 years after ceasing to be a Director:

- Directors have rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and
- the parent entity has an obligation to arrange directors' and officers' liability insurance on terms which are reasonable, having regard to various factors relating to the parent entity and the insurance market.

(b) During the year, the parent entity entered into new deeds of indemnity in favour of Messrs P Willcox, S James, R Russell, P McClintock and J Hall; Ms C Kay; and Drs I Blackburne, J Sime and N Scheinkestel in accordance with the terms of rules 69(a) and (b) of the Company's constitution.

These new deeds indemnify each director, to the maximum extent permitted by law, in relation to liability (including related legal costs in certain circumstances) incurred in connection with the proposed demerger, including the due diligence process conducted by the Company in connection with the demerger, and the preparation and issue of all relevant documentation to be distributed to shareholders. This is in accordance with the Company's general policy of entering into transaction-specific indemnities with its directors and employees.

(c) The parent entity pays premiums in respect of directors' and officers' liability insurance. Part of the premium relates to former directors and officers of the consolidated entity.

(d) From time to time, Directors and group executives (and their personally related entities) enter into transactions with entities in the economic entity, including the use or provision of services, and transactions under normal customer, supplier or employee relationships. These transactions:

(i) occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or their personally-related entity at arm's length in the same circumstances;

(ii) do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the director or executive; and

(iii) are trivial or domestic in nature.

36. Discontinuing operations

During the year the consolidated entity discontinued its Pharmaceuticals business in Latin America by divesting its business in Brazil and closing its business in Mexico.

The above transactions are disclosed as discontinued within the Pharmaceuticals segment in Note 25.

Financial Information for the discontinuing businesses is as follows:

	June 2005 $'000	June 2004 $'000
Financial performance information:		
Revenue from ordinary activities	**10,288**	587,676
Expenses from ordinary activities	**(13,610)**	(550,551)
Net interest expense	**(1,424)**	(6,531)
Loss on sale or closure of Pharmaceuticals Latin American businesses	**(9,640)**	–
Profit on sale of Hospitals businesses	**9,417**	504
Profit from ordinary activities before tax	**(4,969)**	31,098
Tax (expense)/benefit	**5,671**	(6,549)
Net profit after tax	**702**	24,549
Outside equity interest	**13**	23
Net profit after tax and outside equity interest	**689**	24,526
Financial position information:		
Segment assets	**16,447**	121,640
Segment liabilities	**54,186**	87,805
Net assets	**(37,739)**	33,835
Cash flow information:		
Net cash provided by/(used in) operating activities	**(4,914)**	103,710
Net cash provided by/(used in) investing activities	**446**	(108,514)
Net cash provided by financing activities	**–**	–
Net increase/(decrease) in cash held	**(4,468)**	(4,804)

37. Events subsequent to reporting date

Dividends

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5c	3.25c	6.5c	2 September 2005	30 September 2005

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Epirubicin

On 5 August 2005, the Federal Court of Australia (Victorian Division) ruled that Mayne Pharma's formulation of epirubicin infringes a patent of the innovator, Pharmacia Italia S.P.A. (a subsidiary of Pfizer Inc). As a result, the Group has recorded an expense in these accounts that has been included in the significant item relating to epirubicin in Note 4.

DIRECTORS' DECLARATION

MAYNE GROUP LIMITED

1. In the opinion of the Directors of Mayne Group Limited ('the Company'):
   (a) the financial statements and notes set out on pages 1 to 73 and the remuneration disclosures that are contained in sections 1 to 2.1, 2.3 and 4 to 6 of the Remuneration Report in the Directors' Report, are in accordance with the *Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, and the *Corporations Regulations 2001*; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the controlled entities identified in Note 30 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deeds of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.
3. The Directors have been given the declarations required by Section 295A of the *Corporations Act 2001* from the Group Managing Director and Chief Executive Officer and the Chief Financial Officer for the financial year ended 30 June 2005.

Signed in accordance with a resolution of the Directors:



PJ WILLCOX
Director



SB JAMES
Director

Melbourne
9 September 2005

INDEPENDENT AUDIT REPORT

TO MEMBERS OF MAYNE GROUP LIMITED

Scope

The Financial Report and Directors' responsibility

The Financial Report comprises the Statement of Financial Position, Statement of Financial Performance, Statement of Cash Flows, accompanying Notes to the Financial Statements (1 to 37), the disclosures made by the Company in accordance with the *Corporations Regulations 2001* as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in sections 1 to 2.1, 2.3 and 4 to 6 of the Remuneration Report in the Directors' Report ('remuneration disclosures') and the Directors' Declaration for Mayne Group Limited (the 'Company') and Mayne Group Limited and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2005.

The Remuneration Report also contains information in sections 2.2 to 3 that is not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities* and is not subject to our audit.

The Directors of the Company are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities* and the *Corporations Regulations 2001.* The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows, and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the Financial Report, including the remuneration disclosures that are contained in sections 1 to 2.1, 2.3 and 4 to 6 of the Remuneration Report in the Directors' Report of Mayne Group Limited, is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Paul J McDonald

Paul J McDonald
Partner

Melbourne
9 September 2005

COMPARATIVE SUMMARY

CONSOLIDATED FINANCIAL INFORMATION

Financial Years	**2005 $'000**	2004 $'000	2003 $'000	2002 $'000	2001 $'000
Assets Employed					
Property, plant and equipment	**543,404**	455,348	1,074,061	1,450,658	1,178,263
Investments	**9,917**	7,414	25,911	34,275	26,866
Other non-current assets	**2,235,456**	2,201,630	2,004,396	2,057,933	754,243
Current assets	**1,301,951**	1,457,994	1,554,187	1,848,369	1,254,423
Total Assets	**4,090,728**	4,122,386	4,658,555	5,391,235	3,213,795
Financed by					
Contributed equity	**2,796,407**	2,816,239	3,292,514	3,403,284	1,266,252
Reserves	**(22,154)**	(27,092)	(30,377)	(2,766)	(27,448)
Retained profits	**(261,509)**	(271,544)	(278,665)	214,146	153,953
Shareholders' interests	**2,512,744**	2,517,603	2,983,472	3,614,664	1,392,757
Outside equity interests	**3,460**	3,069	4,320	3,160	16,918
Non-current liabilities	**406,993**	842,814	630,858	758,711	791,095
Current liabilities	**1,167,531**	758,900	1,039,905	1,014,700	1,013,025
Total Funds Employed	**4,090,728**	4,122,386	4,658,555	5,391,235	3,213,795
Sales revenue	**3,840,903**	4,089,669	5,194,510	4,991,957	3,158,663
Operating profit after tax before significant items*	**83,531**	102,082	56,826	150,299	106,405
Net profit	**80,454**	94,274	(456,163)	173,611	161,562
Dividends	**70,489**	79,351	31,784	113,418	57,350
Operating profit after tax before significant items/sales revenue	**2%**	2%	1%	3%	2%
Net profit/shareholders' interests*	**3%**	4%	(15)%	5%	4%
Net tangible asset backing per share	**$0.51**	$0.60	$1.37	$2.15	$1.81
Basic earnings per share	**12.6c**	13.0c	(57.0)c	24.6c	40.7c
Basic earnings per share before significant items*	**13.1c**	14.0c	7.1c	21.3c	26.8c
Dividends per share	**11.0c**	17.0c	4.0c	14.0c	13.0c

* Adjusted for outside equity interests

This Schedule does not form part of the financial report for the year ended 30 June 2005.

MAJOR SHAREHOLDERS

THE INFORMATION IN THIS SECTION IS CORRECT AS AT 31 AUGUST 2005.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Mayne Group Limited as at 31 August 2005 is 636,266,970.

Shareholder	Latest Reported *Shareholding*	% of Issued *Capital*
Maple-Brown Abbott	71,863,914	11.30%
National Australia Bank Limited	50,570,441	7.95%
Lazard Asset Management Pacific Co.	44,024,907	6.92%
Schroders Investment Management Group	35,668,984	5.61%
Westpac Banking Corporation	32,071,916	5.04%

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares
1 – 1,000	35,746	14,098,352
1,001 – 5,000	29,008	66,854,972
5,001 – 10,000	4,522	32,190,859
10,001 – 100,000	2,365	48,457,478
100,001 and over	119	474,665,309
Total	71,760	636,266,970
Included in 1 – 1,000 and less than a marketable parcel	2,976	74,278

Twenty Largest Shareholders*

	Number of Shares	Percent of Shares on issue
Westpac Custodian Nominees Ltd	105,475,506	16.58%
J P Morgan Nominees Australia Limited	89,818,533	14.12%
National Nominees Limited	81,369,952	12.79%
Citicorp Nominees Pty Ltd	16,063,899	2.52%
Cogent Nominees Pty Limited	13,542,715	2.13%
ANZ Nominees Limited (Cash Income Account)	13,074,506	2.05%
RBC Global Services Australia Nominees Pty Limited	12,937,413	2.03%
Pan Australian Nominees Pty Limited	12,929,458	2.03%
ANZ Nominees Limited	9,903,809	1.56%
Westpac Financial Services Ltd	9,455,775	1.49%
Queensland Investment Corporation	9,278,246	1.46%
AMP Life Limited	9,037,908	1.42%
Government Superannuation Office	7,789,559	1.22%
Victorian Workcover Authority	5,329,584	0.84%
Health Super Pty Ltd	5,017,235	0.79%
Cogent Nominees Pty Limited (SL Non Cash Collateral Account)	4,756,000	0.75%
Cogent Nominees Pty Limited (SMP Accounts)	3,989,702	0.63%
Fleet Nominees Pty Limited	3,755,965	0.59%
Transport Accident Commission	3,691,602	0.58%
Argo Investments Limited	3,471,070	0.55%

* This table identifies the registered shareholders who may not beneficially own the shares.

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative, has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

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